SMFG SUMITOMO MITSUI FINANCIAL GROUP

ANNUAL REPORT 2003

YEAR ENDED MARCH 31, 2003

SUMITOMO MITSUI FINANCIAL GROUP
SUMITOMO MITSUI BANKING CORPORATION

Our Mission

The Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Profile (as of March 31, 2003)

Company Name: Sumitomo Mitsui Financial Group, Inc.

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan

Chairman of the Board: Akishige Okada (Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)

President & CEO: Yoshifumi Nishikawa (Concurrent President and CEO at Sumitomo Mitsui Banking Corporation)

Capital Stock: ¥1,247.7 billion

Business Description:
Management of the affairs of subsidiaries and relevant ancillary functions

Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Shares Issued and Outstanding:

Ordinary Shares:	5,796,000.92
Type 1 Preference Shares:	67,000
Type 2 Preference Shares:	100,000
Type 3 Preference Shares:	800,000
Type 4 Preference Shares (1st series):	4,175
Type 4 Preference Shares (2nd series):	4,175
Type 4 Preference Shares (3rd series):	4,175
Type 4 Preference Shares (4th series):	4,175
Type 4 Preference Shares (5th series):	4,175
Type 4 Preference Shares (6th series):	4,175
Type 4 Preference Shares (7th series):	4,175
Type 4 Preference Shares (8th series):	4,175
Type 4 Preference Shares (9th series):	4,175
Type 4 Preference Shares (10th series):	4,175
Type 4 Preference Shares (11th series):	4,175
Type 4 Preference Shares (12th series):	4,175
Type 4 Preference Shares (13th series):	115,000

Credit Ratings

Credit ratings for applicable companies within SMFG as of July 31, 2003 are as follows:

○ **Sumitomo Mitsui Banking Corporation**

	Long-term	Short-term
Moody's	A3	P–1
S&P	BBB	A–2
Fitch	BBB+	F2
R&I	A	a–1
JCR	A+	J–1+

○ **Sumitomo Mitsui Card Company, Limited**

	Long-term	Short-term
JCR	A+	J–1+

○ **SMBC Leasing Company, Limited**

	Long-term	Short-term
JCR	A–	J–1

CONTENTS

Foreword 1
President's Message 2
Group Companies 4
Topics 8
Financial Highlights 11
Asset Quality 14
Progress Report on the Plan for Strengthening the Financial Base of the Bank 20
Corporate Governance 21
Internal Audit System 22
Compliance 23
Risk Management 25
Business Overview 33
Environmental Preservation Initiatives 44
Social Contribution 46
Financial Section and Corporate Data 47
SMFG Website 145

Please check the websites of Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation for the latest information on items displaying this mark.

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

August 2003

Printed on recycled paper

Foreword



As the founding executives of Sumitomo Mitsui Financial Group, Inc. (SMFG), we are pleased to present to you the first annual report of SMFG following its inception in December 2002. We aim to provide complete disclosure as part of our mission to enhance shareholder value, and hope that you will gain a greater understanding of our ongoing initiatives.

While we undertook drastic measures to reduce our risks from stock price fluctuations and nonperforming loans, we regretfully posted noticeable red ink in our consolidated accounts.

Although the business conditions remain severe, SMFG is totally committed to harnessing all the strengths of the companies within our new group structure to achieve significant synergies that surpass their collective whole. Thus, we will be able to provide products and services with greater value added than ever before, meeting our customers' exacting needs and thereby enjoying greater trust and support. With this commitment, we pledge to remain focused on satisfying the high expectations of all our stakeholders.

We look forward to your continuing support and encouragement as SMFG takes bold and firm steps toward a future of reinvigorated development and prosperity.

August 2003

Akishige Okada
Chairman of the Board

Yoshifumi Nishikawa
President and Chief Executive Officer

SMFG's First Year in Review

1. Organizational Restructuring

As a positive statement of our swift and solid progress in reaping the synergies from business consolidation at Sumitomo Mitsui Banking Corporation (SMBC) through IT systems integration and an enhanced earnings and cost structure, in December 2002 we attained a significant milestone by establishing the holding company, Sumitomo Mitsui Financial Group, Inc., after which SMBC became a wholly owned subsidiary under its umbrella. As part of the ongoing Groupwide reorganization, in February 2003 we reached another landmark as Sumitomo Mitsui Card Company, Limited, SMBC Leasing Company, Limited, and The Japan Research Institute, Limited became wholly owned subsidiaries alongside SMBC. Continuing into March, SMBC merged with THE WAKASHIO BANK, LTD., formerly a wholly owned subsidiary of SMBC, to strengthen services to small and medium-sized companies and individuals, and to fortify the core capital base and earnings capability of the whole Group.

2. Ongoing Achievements

The global operating environment was challenging with the stagnant US economy and the uncertainties surrounding the inevitable war with Iraq from autumn 2002 onward; and domestically we witnessed further hardship with sluggish domestic demand, slower exports and reduced public spending. Last October, the Japanese government instigated the so-called "Comprehensive Measures to Accelerate Reform," and a "Program for Financial Revival." Under such a background, we at SMFG bolstered our financial position through a significant reduction in cross-shareholdings and problem assets, and raised our core capital.

In our constant quest for improvement, we reduced our cross-shareholdings by over ¥1 trillion and optimally utilized the merger between SMBC and Wakashio Bank to offset significant unrealized losses on securities held. To deal with the ongoing issue of problem loans, we established last December the Asset Restructuring Unit to execute revitalization and work-outs on existing problem borrowers, in line with the basic concept of the Program for Financial Revival. Moreover, we raised our core capital by approximately ¥500 billion through a private placement and a public offering in order to cushion ourselves adequately even under potentially stressed scenarios, and to bolster our future earnings. Regarding the accounting of deferred tax assets, we took the strong lead and adopted a more conservative assessment of future taxable income referring to the public comments from the Chairman of the Japanese Institute of Certified Public Accountants and recognized a conservative amount of deferred tax assets which can be absorbed as scheduled based on our profitability.

We regret the short-term decline in SMFG's share price at the end of fiscal 2002, which was by a more-than-expected margin than the impact of the dilution effect from the capital raising. But, against the market tide, we shored up our financial base through the above proactive measures, and anticipate a recovery of market confidence in our stock valuation in the near future, as a result of an enhancement in profitability and our ongoing achievements.

Key Issues for Fiscal 2003

In fiscal 2003, the banking industry will continue to face enormous challenges. However, we at SMFG boast a steady earnings increase and a much stronger financial foundation, thereby allowing us to continue to post even greater profits, while continuing to contain our operating costs.

1. Improvement in Asset Quality

Our decisive actions center on: reducing the risks from stock price fluctuations, and dealing resolutely with nonperforming assets.

In the last fiscal year, we reduced our shareholdings by approximately ¥2 trillion, and even in fiscal 2003 we will effect further sales, including ¥700 billion worth of stock with client consent. For our nonperforming loans, we bolstered the provisions for potential risks by increasing the reserve ratios through the application of the discounted cash flow method and others, and in preparation for increases in credit cost from the progress of restructuring in large-scale borrowers' businesses in fiscal 2002; in fiscal 2003 we will enforce our initiatives for revitalization and work-outs. Since last December, the Asset Restructuring Unit has been put to work in earnest, and in collaboration with external specialists, we will fully utilize quasi government organizations such as the Industrial Revitalization Corporation of Japan, and the Resolution and Collection Corporation to put our assets in order. In the Middle Market Banking Unit and the Corporate Banking Unit, we will prevent a further deterioration in asset quality by formulating and executing action plans for designated borrowers, and creating incentive programs for our marketing force through the higher weighting of work-outs in performance evaluations. Therefore, by the end of fiscal 2003, we anticipate a significant reduction in problem assets and a corresponding fall in credit costs.

2. Further Enhancement of Earnings

Last fiscal year, fee-based income in our corporate banking business was solid, while increased earnings from foreign currency ALM contributed by our Treasury Unit resulted in our showing a banking profit of over ¥1 trillion for the second consecutive year. In fiscal 2003, as our commitment, we will achieve our banking profit of ¥1 trillion: while we expect a moderate decline in contribution from the Treasury Unit, we aim to bolster the earnings from all our marketing units

through high earnings business models and streamlined operations. In addition to banking profit, we aim to secure and expand the level of net income in fiscal 2003.

In corporate banking business, we will improve the risk-return profile of our loan portfolio through continuous efforts for reexamining our domestic lending practices, and through extension and expansion of risk-taking loan products for medium and small corporations. While we originated new loans worth over ¥1.2 trillion in risk-taking products including the *Business Select Loan*, in fiscal 2003 we are targeting ¥2.3 trillion in new originations by further expanding the *Business Select Loan* and by focusing more on medium-sized companies, whose demand for loans is relatively large scale. To that end, this year we will continue to reform our credit approval system by revamping our screening processes and establishing a more efficient and effective risk-taking structure. Also, we shall expand fee-based business, primarily through loan syndication.

In consumer business, the Group commands significant competitive advantages in marketing investment trusts and pension-type insurance, and home mortgages. In these fields, we will strengthen our initiatives further, and establish new business models through value added consulting services. Also, as attractive areas, we shall promote payment and settlement services, including remote banking, and consumer loans on a Groupwide basis.

As a result of accomplishing as fully-integrated domestic accounting system, we now boast a streamlined network of branches, and have achieved far greater cost efficiency. In addition to the effect from the momentum generated last year, in fiscal 2003 we will reorganize IT systems within the Group, further enhance the efficiency of branches and administrative functions all the more, and rationalize further through ongoing measures, such as reassessing procurement practices for supplies. Our original goal of having an annual cost structure of ¥600 billion at SMBC will be achieved within fiscal 2003, a full year ahead of schedule.

We shall continue the collaboration of Group companies including SMBC, and reap significant synergies. We shall combine mutual services and products, such as SMBC's "One's plus" with Sumitomo Mitsui Card, and the "*Select Lease*," the collaborative product provided at the Business Support Offices of SMBC with SMBC Leasing. Also, we have integrated the systems development function for SMBC at Japan Research Institute, and shall further reinforce and streamline systems capabilities of the whole Group. Through such steadfast initiatives, we shall raise the earnings potential Groupwide by capitalizing on the intrinsic strengths of each Group company.



In Closing

With the objective of maximizing SMFG's net worth within the coming two years, we will devote ourselves to expanding our business further. Looking ahead, for SMFG I have set our top priorities, to: "solidify our financial foundation," "establish business models with high earnings potential" and "secure and expand net income."

All of us at the Group stand united in our total commitment to and dedication in realizing significant results, thereby raising the net worth for our shareholders and gaining positive valuations from the markets. We respectfully continue to seek your valued support and guidance as SMFG takes a firm leap toward an era of great prosperity.

Yoshifumi Nishikawa
President and Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.

August 2003

SUMITOMO MITSUI BANKING CORPORATION

SMBC

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly-owned subsidiary. In March 2003, SMBC merged with THE WAKASHIO BANK, LTD.

SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas. As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

Business Profile:

- Deposit-taking
- Lending
- Trading securities
- Investment in securities
- Domestic exchange
- Foreign exchange
- Financial futures trading on customers' accounts
- Corporate bond trustee services
- Other services ancillary to the above



Company Name: Sumitomo Mitsui Banking Corporation
Business Profile: Banking
Establishment: June 6, 1996
Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO: Yoshifumi Nishikawa
Employees: 24,024 (as of March 31, 2003)

Network: (as of June 30, 2003)

Domestic:	1,412 locations*
Branches	466
(including 28 specialized deposit account branches)	
Subbranches	103
Agencies	2
Offices handling nonbanking business	9
Automated service centers	832

Overseas:	37 locations
Branches	20
Subbranches	3
Representative offices	14

*Excluding the number of ATMs installed at corporate client facilities and convenience stores

www.smbc.co.jp/global/



Consolidated

	Billions of yen		
Year ended March 31	2003	2002	2001
For the Year:			
Total income	¥ 3,561.8	¥ 3,809.1	¥ 4,501.2
Income (loss) before income taxes and minority interests	(542.7)	(604.3)	405.5
Net income (loss)	(429.4)	(463.9)	132.4
At Year-End:			
Total stockholders' equity	¥ 2,142.5	¥ 2,912.6	¥ 4,013.0
Total assets	102,394.6	108,005.0	119,242.7

Notes: 1. Figures for the year ended March 31, 2001 are combined figures for Sakura Bank and Sumitomo Bank.
2. Figures for fiscal 2001 are those for SMBC, and include its then consolidated subsidiary, Wakashio Bank.

SUMITOMO MITSUI CARD COMPANY, LIMITED

Sumitomo Mitsui Card Company, Limited was established in December 1967 as The Sumitomo Credit Service Company, Limited. As the pioneer in the issuance of the Visa Card in Japan after starting operations in June 1968, it has been supported by many customers and continues to hold the leading position in the domestic card industry. Its name was changed to Sumitomo Mitsui Card Company, Limited in April 2001 at the same time as the birth of the Sumitomo Mitsui Banking Corporation. In July of that year, the company integrated the Visa and MasterCard operations of Sakura Card Co., Ltd., making it one of the largest card companies in Japan. In February 2003, the company became a member of SMFG. It is expected to play a major role as one of the strategic businesses of the Group.

Sumitomo Mitsui Card is making strenuous efforts to be a world-leading card company, providing customers with the most convenient and user-friendly card services.

Business Profile:

- **Credit card services**
  Issuance of cards; shopping services; settling accounts with affiliated merchants
- **Credit finance**
  Loans to members; cashing services; revolving/installment payments; loan guarantee business
- **Sales promotion**
  Issuance of gift certificates; other services for members and affiliated merchants
- **Ancillary businesses**
  Payment collection agency services; clerical work service provider (card issuance, invoicing members, settlement of accounts of other cards)



Company Name: Sumitomo Mitsui Card Company, Limited
Business Profile: Credit card services
Establishment: December 26, 1967
Head Office:
  Tokyo Head Office: 5-2-10, Shimbashi, Minato-ku, Tokyo
  Osaka Head Office: 4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO: Michiyoshi Kuriyama
Employees: 1,687 (as of March 31, 2003)

	Billions of yen		
Year ended March 31	2003	2002	2001
For the Year:			
Revenues from credit card operations	¥3,035.5	¥2,813.1	¥2,469.5
Operating revenue	122.1	116.4	101.6
Operating profit	16.0	9.6	14.8
At Year-End:			
Number of cardholders (in thousands)	12,118	11,708	8,464
Number of merchant outlets (in thousands)	2,699	2,531	2,383

▷ **www.smbc-card.com**



*Currently available in Japanese only

SMBC LEASING COMPANY, LIMITED

SMBC Leasing Company, Limited specializes in leasing for corporate customers' large-scale capital investment needs. SMBC Leasing has earned an excellent reputation by providing tailor-made solutions to customers through the effective use of the Internet. The company combines a broad spectrum of products such as leasing of overseas facilities, leasing of eco-friendly equipment, Internet leasing and sales-type leasing. SMBC Leasing is also actively promoting its "*Select Lease*," designed for responding promptly to the needs of small and medium-sized businesses, as well as its rental business focused on IT-related equipment.

In recent years, the extremely fast pace of technological progress and the need for companies to greatly improve efficiency have made leasing, from the perspective of corporate management strategy, an effective option for plant and equipment investment. As a pioneer and industry leader, SMBC Leasing seeks to ensure consistently higher levels of quality in the services it provides.

Business Profile:

- Corporate leasing
  Leasing to meet companies' domestic and overseas capital investment needs
- Sales-type leasing and product leasing
  Leasing sales promotion tools for manufacturers and dealers
- Internet leasing
  Effective leasing over the Internet
- *Select Lease*
  Speedy leasing to small and medium-sized businesses
- Leasing of eco-friendly equipment
  Leasing through a tie-up with companies providing energy conservation services
- Car leasing
  Car leasing through SMBC Auto Leasing Company, Limited
- Rental business
  Renting personal computers and other IT equipment



Company Name: SMBC Leasing Company, Limited
Business Profile: Leasing
Establishment: September 2, 1968
Head Office:
Tokyo Head Office: 3-9-4, Nishishimbashi, Minato-ku, Tokyo
Osaka Head Office: 3-10-19, Minamisenba, Chuo-ku, Osaka
President & CEO: Youhei Shiraga
Employees: 1,023 (as of March 31, 2003)

Year ended March 31	Billions of yen 2003	2002	2001
Revenues from leasing operations	¥466.4	¥443.6	¥409.5
Operating revenue	515.0	479.0	470.0
Operating profit	20.4	16.9	16.4

> www.smbcleasing.co.jp


SMBC LEASING COMPANY, LIMITED

☆Currently available in Japanese only

The Japan Research Institute, Limited

The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high-value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank. Targeting customers in a wide range of sectors, the institute offers services such as the design and development of strategic information systems, and the provision of outsourced services. The institute particularly enjoys a high reputation in the development of financial systems. It is also active in research and analysis of both domestic and overseas economies, formulation of policy recommendation and management innovation, and IT-related consulting. JRI also assists in the incubation of new markets and businesses.

In April 2003, SMBC's computer systems operation was transferred and integrated under the control of JRI. We intend to leverage the merits offered by SMBC's computer system resources, related expertise, and greater scale to enable us to provide still more sophisticated solutions and become the top player in this field.

Business Profile:

- Computer systems development and information processing service
  Design and development of information systems; provision of outsourced services
- Consulting business
  Consulting in the fields of management innovation and information technology
- Think-tank services
  Economic analyses and strategy design; new business incubation



Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, and management consulting and economic research
Establishment: November 1, 2002
Head Office:
Tokyo Head Office: 16, Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office: 1-5-8, Shimmachi, Nishi-ku, Osaka
President & CEO: Shunichi Okuyama
Employees: 2,513 (as of March 31, 2003)

▷ www.jri.co.jp/english/



	Billions of yen		
Year ended March 31	2003	2002	2001
Operating revenue	¥70.2	¥67.4	¥63.7
Operating profit	7.6	7.5	7.9

November 2002

- SMBC launches "*One*'s plus," a new ordinary deposit with point-based benefits

December 2002

- Establishment of Sumitomo Mitsui Financial Group, Inc.

January 2003

- Agreements with Goldman Sachs that include investment by Goldman Sachs in SMFG convertible preferred stock

February 2003

- Sumitomo Mitsui Card, SMBC Leasing Company and the Japan Research Institute become wholly owned subsidiaries of SMFG

March 2003

- Strengthening of capital base through issuance of preferred stock
- Merger of former SMBC and Wakashio Bank
- Establishment of Sumitomo Mitsui Banking Corporation Europe in London
- Promotion of *Business Select Loan*

- Further integration of the Group's IT-related functions and resources

① SMBC launches a new ordinary deposit with points-based benefits

In November 2002, SMBC unveiled its new "*O*ne's plus" ordinary deposit with point-based benefits. This is a completely new type of ordinary deposit that offers features unavailable in any other product.

The *O*ne's plus deposit features a two-tiered system in which the interest rate depends on whether the balance is above or below ¥300,000. A passbook is optional.

*O*ne's plus customers can use SMBC's *O*ne's *D*irect online service for 24-hour banking by telephone, or over the Internet.

Points can be earned according to the type of transaction, and accumulated *O*ne's plus points can be converted into the *World Present* points of Sumitomo Mitsui Card Company, Limited, which can be exchanged for gifts or a VISA Gift Card.

*O*ne's plus customers can apply for *O*ne's *Q*uick (Sumitomo Mitsui Card Loan) and use their cash card at ATMs outside of business hours free of charge (normally a ¥105 charge applies).

*O*ne's plus customers can also use the *Life Event Service*: information and discounts on real estate transactions and ceremonial occasions offered in collaboration with Senyu Co., Ltd., a close affiliate of SMBC.

Through these services, SMBC promotes cross-selling of the Group's mainstay offerings—*O*ne's *D*irect, Sumitomo Mitsui VISA Card, and *O*ne's *Q*uick (Sumitomo Mitsui Card Loan)—thus expanding transactions. At the same time, SMBC is working to reduce costs by promoting the discontinued use of passbooks, and expanding remote operations.

In the future, the point system will be expanded to offer advantageous deposit and loan interest rates, and favorable bank transfer fees.


One's plus

SMBC branch poster advertising "One's plus"

② Agreements with Goldman Sachs that include investment by Goldman Sachs in SMFG convertible preferred stock

SMFG and The Goldman Sachs Group, Inc., have reached an agreement covering three areas: (1) investment by Goldman Sachs in convertible preferred stock issued by SMFG; (2) the provision by SMFG of credit loss protection to support Goldman Sachs' lending activities to U.S. and European customers; and (3) a broadening of business cooperation between the two institutions in Japan.

1. Capital raising through preferred stock

SMFG issued ¥150.3 billion in preferred stock subscribed solely by Goldman Sachs (issued on February 8, 2003).

(Certain Details of Preferred Stock)

· Preferred dividend rate: 4.5% per annum
· Conversion period: 25 years
· Mandatory conversion: 25 years after issuance
· Other conditions: Conversion restriction for the first two years and hedge restriction at least for the first two years

2. Provision of credit loss protection to support Goldman Sachs' lending activities

SMFG provides Goldman Sachs with an aggregate of up to $1 billion in first loss protection to mitigate risks associated with extending credit to Goldman Sachs' U.S. and European investment-grade customers (rating of BBB or higher). SMFG also provides additional second loss protection up to an aggregate of $1.25 billion to Goldman Sachs' medium-risk mezzanine customers (equivalent rating of BBB or higher). Fees charged for extending credit are based on the level of risk.

3. Business cooperation

SMFG and Goldman Sachs have agreed to expand their cooperative activities in Japan. The two institutions are working together on the disposition of SMBC's nonperforming assets and in other areas where Goldman Sachs' expertise can be of use.

③ Strengthening of capital base through preferred stock

SMFG has issued ¥345.0 billion of convertible preferred stock to an overseas special-purpose vehicle (SPV), which sold the mandatorily exchangeable preferred stock units (the "Units") to overseas investors.

Through this issuance, and the aforementioned issuance to Goldman Sachs, SMFG has raised a total of ¥495.3 billion in Tier I capital for SMFG, greatly reducing its exposure to potential risk.

(Certain Details of Preferred Stock)

· Preferred dividend rate: 2.25% per annum
· Issuance date: March 12, 2003
· Conversion period: April 14, 2003–July 12, 2005
· Other conditions:
  · Initial conversion price applicable to all conversions made before July 11, 2005
  · One-time downward reset of the conversion price (with floor) on July 11, 2005
· Mandatory exchange of the Units: The Units outstanding as of July 11, 2005 shall be mandatorily exchanged for SMFG's common stock

④ Merger between the former Sumitomo Mitsui Banking Corporation and Wakashio Bank

On March 17, 2003, Sumitomo Mitsui Banking Corporation (the former SMBC) merged with THE WAKASHIO BANK, LTD., with the latter as the surviving entity.

(Purposes of Merger)

1. Enhance financing for small businesses and individuals

Wakashio Bank offered an original business model based on highly professional services and know-how for low-cost operation, while the old SMBC's strengths were in its established brand power, ability to develop sophisticated financial services, nationwide network, and management infrastructure, including back office operations and systems. SMBC combines these attributes to provide higher value-added, convenient financial services to small businesses and individuals, especially in the Tokyo Metropolitan Area.

2. Strengthen financial base by reducing unrealized losses on stocks

Using the surplus created by the merger, the two banks greatly reduced unrealized losses on their securities portfolios. After writing off approximately ¥670 billion in unrealized losses in this way, SMBC will further reduce its stock price fluctuation risk. SMBC will not only meet equity-holding restrictions well before the effective date (September 2004), but also achieve a drastic reduction in risk from stock price fluctuations, which had been a major risk factor in banking operations.



SUMITOMO MITSUI FINANCIAL GROUP
100% subsidiary
100% subsidiary
SUMITOMO MITSUI BANKING CORPORATION
merger
WAKASHIO BANK

⑤ Promotion of the *Business Select Loan*

SMBC's Middle Market Banking Unit focuses most of its efforts on providing loans to small and medium-sized companies.

March 2002 saw the full-scale launch of the *Business Select Loan*, a product designed specifically for small and medium-sized companies that allows qualified customers to borrow up to ¥50 million. Loan applications are processed rapidly and no collateral is required. To promote the *Business Select Loan*, SMBC engaged in a large-scale media campaign using television, radio, and newspapers. As a result, SMBC attracted more than 17,000 *Business Select Loan* customers by the end of March 2003, with a total loan balance in excess of ¥470 billion. About half of *Business Select Loan* users are first-time customers.

In addition to actively extending loans to small and medium-sized companies, SMBC is working to build a sound credit portfolio in other ways. These include developing a scoring system specifically for small and medium-sized companies, as well as monitoring the status of outstanding loans on a monthly basis.


中小企業経営者の皆さまへ
SMBC


三井住友銀行を
試してください。
0120-16-2310
<受付時間>平日9:00~17:00

TV commercial aired in February and March 2003: "Try SMBC."

The *Business Select Loan* is available via SMBC's Business Support Offices set up especially for small and medium-sized companies. (In areas without such offices, the product is handled by the Corporate Business Office.) SMBC has 47 Business Support Offices (as of March 31, 2003), staffed by 400 specialists to meet the diversified needs of customers. In addition, detailed information about the product and the nearest SMBC branch is available by telephone from our Business Promotion Office.

SMBC is building on its first-year success by further enhancing the attractiveness of the product. It will also strengthen the support network, covering Business Support Offices, the Corporate Business Office, and the Business Promotion Office to further improve services and contribute to the growth of small and medium-sized companies.

⑥ Further integration of the Group's IT-related functions and resources

Seeking to further raise efficiency among its Group companies, the SMFG has entrusted The Japan Research Institute, Limited (JRI), as its "Group IT Company" with core responsibility for information systems of the Group as a whole. In April 2003, SMFG centralized its IT systems as follows.

1. The systems planning, development, and data processing functions of SMBC were completely outsourced to JRI.
2. JRI accepted around 500 employees from the IT systems departments of SMBC, thus unifying the systems development function of the Group as a whole.
3. Management of Group IT-related orders was centralized, and systems-related resources within the Group are being incrementally transferred to JRI.

The new arrangement will facilitate a closer interaction among Group companies and reinforce the systems aspects of financial services provided by the Group, thus fostering a better response to customers' diversifying needs.

Financial Highlights

Sumitomo Mitsui Financial Group, Inc.

Consolidated

Year ended March 31	Millions of yen 2003
For the Year:	
Total income	¥ 3,518,293
Total expenses	4,109,207
Net income (loss)	(465,359)
At Year-End:	
Total stockholders' equity	¥ 2,424,074
Total assets	104,607,449
Risk-monitored loans	5,770,700
Reserve for possible loan losses	2,243,542
Net unrealized gains (losses) on other securities	(30,643)
Capital ratio (BIS guidelines)	10.10%
ROE	—%
PER (Times)	—
Number of employees	42,996
Per Share (Yen):	
Stockholders' equity	¥106,577.05
Net income (loss)	(84,324.98)
Net income — diluted	—

Note: The number of employees refers to full-time staff and includes locally hired overseas staff members but excludes employees temporarily transferred to other companies, temporary staff and part-time staff.

Nonconsolidated

Year ended March 31	Millions of yen 2003
For the Year:	
Operating income	¥ 131,519
Operating expenses	971
Net income	124,738
Capital stock	1,247,650
Number of shares issued	
Preferred stock	1,132,100
Common stock	5,796,000
At Year-End:	
Total stockholders' equity	¥3,156,086
Total assets	3,413,529
Capital ratio	92.46%
ROE	8.52%
PER (Times)	11.21
Pay-out ratio	15.98%
Number of employees	94
Per Share (Yen):	
Stockholders' equity	¥231,899.30
Dividends:	
Common stock	3,000
Preferred stock (Type 1)	10,500
Preferred stock (Type 2)	28,500
Preferred stock (Type 3)	13,700
Preferred stock (1st series Type 4)	19,500
Preferred stock (2nd series Type 4)	19,500
Preferred stock (3rd series Type 4)	19,500
Preferred stock (4th series Type 4)	19,500
Preferred stock (5th series Type 4)	19,500
Preferred stock (6th series Type 4)	19,500
Preferred stock (7th series Type 4)	19,500
Preferred stock (8th series Type 4)	19,500
Preferred stock (9th series Type 4)	19,500
Preferred stock (10th series Type 4)	19,500
Preferred stock (11th series Type 4)	19,500
Preferred stock (12th series Type 4)	19,500
Preferred stock (13th series Type 4)	3,750
Net income	18,918.33
Net income — diluted	15,691.82

Note: All SMFG employees are on secondment assignment from SMBC.

Sumitomo Mitsui Banking Corporation

☐ Consolidated

Year ended March 31	2003	2002	2001	2000	1999
	Millions of yen				
For the Year:					
Total income	¥ **3,561,843**	¥ 3,809,130	¥ 4,501,200	¥ 5,170,720	¥ 5,042,021
Total expenses	**4,104,514**	4,413,469	4,095,685	4,828,078	6,507,309
Net income (loss)	**(429,387)**	(463,887)	132,408	124,456	(1,048,155)
At Year-End:					
Total stockholders' equity	¥ **2,142,544**	¥ 2,912,619	¥ 4,012,960	¥ 4,012,912	¥ 3,931,609
Total assets	**102,394,637**	108,005,001	119,242,661	102,263,112	103,988,877
Risk-monitored loans	**5,683,134**	6,484,367	3,256,418	3,864,758	4,107,498
Reserve for possible loan losses	**2,201,830**	2,159,649	1,268,853	1,632,687	1,934,627
Net unrealized gains (losses) on securities	**(27,471)**	(495,507)	(301,106)	1,834,215	/

	2003	2002	2001 Sakura Bank	2001 Sumitomo Bank	2000 Sakura Bank	2000 Sumitomo Bank	1999 Sakura Bank	1999 Sumitomo Bank
Capital ratio (BIS guidelines)	**10.38%**	10.45%	11.31%	10.94%	12.53%	11.60%	12.33%	10.95%
ROE	**—%**	—%	2.67%	6.05%	3.74%	4.55%	—%	—%
PER (Times)	**/**	—	62.36	43.92	62.08	82.23	/	/
Number of employees	**35,523**	43,793	24,184	22,222	23,837	19,364	/	/
Per Share (Yen):								
Stockholders' equity	**¥15,353.34**	¥282.85	¥333.46	¥426.32	¥340.98	¥415.77	¥331.28	¥400.71
Net income (loss)	**(10,429.29)**	(84.12)	9.22	25.50	12.58	18.61	(124.72)	(181.48)
Net income — *diluted*	**—**	—	9.21	24.93	—	18.17	—	—

Notes: 1. Figures for the years ended March 31, 2001, 2000 and 1999 are combined figures of the former Sakura Bank and the former Sumitomo Bank.
2. Total stockholders' equity as of March 31, 2003 and 2002, includes net unrealized losses on "other securities."
3. Unrealized gains (losses) on securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities" for 2003, 2002 and 2001, and of listed or over-the-counter securities for 2000 and 1999. In principle, the values of stocks are calculated using the average market prices during the final month for 2003, 2002 and 2001.
4. Number of employees for the former Sumitomo Bank has been reported on the basis of full-time workers since 2000 and for the former Sakura Bank since 2001. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
5. Effective from the year ended March 31, 2002, treasury stock is disclosed as a deductive item from stockholders' equity. As a result, stockholders' equity per share and net income (loss) per share are calculated on the basis of the number of shares outstanding less treasury stock.

(Year ended March 31)

Banking Profit (excluding transfer to general reserve for possible loan losses) [Nonconsolidated]



(Billions of yen)
1,200
900
600
300
0
670.6
702.9
803.1
1,183.4
1,113.6
1999
2000
2001
2002
2003

(Year ended March 31)

Expenses and Expense Ratio (excluding nonrecurring losses) [Nonconsolidated]



(Billions of yen)
(%)
800
600
400
200
0
60
45
30
15
0
778.9
727.6
700.1
670.1
647.0
53.7
50.7
46.6
36.2
36.7
1999
2000
2001
2002
2003
Expenses
Expense Ratio

(March 31)

Problem Assets Based on the Financial Reconstruction Law [Nonconsolidated]



(Billions of yen)
6,000
4,500
3,000
1,500
0
3,813.8
3,640.5
2,822.5
5,900.0
5,261.3
1999
2000
2001
2002
2003

☐ Nonconsolidated

	Millions of yen				
Year ended March 31	**2003**	2002	2001	2000	1999
For the Year:					
Total income	**¥ 2,424,023**	¥ 2,818,189	¥ 3,292,668	¥ 4,115,276	¥ 4,118,467
Total expenses	**3,095,011**	3,354,826	3,019,557	3,812,705	5,400,579
Net income (loss)	**(478,304)**	(322,852)	137,835	105,935	(749,438)
(Appendix)					
Gross banking profit (A)	**¥ 1,760,684**	¥ 1,853,515	¥ 1,503,203	¥ 1,434,480	¥ 1,449,532
Banking profit	**875,511**	678,811	991,670	678,662	393,104
Banking profit (excluding transfer to general reserve for possible loan losses)	**1,113,643**	1,183,369	803,073	702,897	670,616
Expenses (excluding nonrecurring losses) (B)	**647,040**	670,145	700,128	727,556	778,915
Expense ratio (B) / (A)	**36.7%**	36.2%	46.6%	50.7%	53.7%
At Year-End:					
Total stockholders' equity	**¥ 2,279,223**	¥ 3,196,492	¥ 4,199,937	¥ 4,132,926	¥ 4,069,991
Total assets	**97,891,161**	102,082,581	113,727,498	97,648,823	98,740,013
Deposits	**63,524,258**	67,629,353	70,729,773	67,572,486	65,966,930
Loans and bills discounted	**57,282,365**	59,928,368	61,747,880	63,298,512	66,008,121
Securities	**23,656,385**	20,442,996	27,059,978	15,893,846	12,897,462
Risk-monitored loans	**5,169,531**	5,816,452	2,732,590	3,556,458	3,720,423
Problem assets based on the Financial Reconstruction Law	**5,261,345**	5,900,043	2,822,459	3,640,530	3,813,771
Reserve for possible loan losses	**2,074,797**	1,971,849	1,095,841	1,569,493	1,788,520
Net unrealized gains (losses) on securities	**(17,857)**	(481,654)	(429,844)	1,564,155	311,474
Trust assets and liabilities	**166,976**	/	/	/	/
Loans and bills discounted	**35,080**	/	/	/	/

	2003	2002	2001 Sakura Bank	2001 Sumitomo Bank	2000 Sakura Bank	2000 Sumitomo Bank	1999 Sakura Bank	1999 Sumitomo Bank
Capital stock	**¥ 559,985**	¥ 1,326,746	¥1,042,706	¥ 752,848	¥1,042,706	¥ 752,848	¥1,042,706	¥ 752,848
Number of shares issued (Thousands)								
Preferred stock	**967**	967,000	802,577	167,000	802,772	167,000	811,307	167,000
Common stock	**54,811**	5,709,424	4,118,077	3,141,062	4,117,297	3,141,062	4,083,121	3,141,062
Pay-out ratio	**—%**	—%	34.71%	36.15%	53.42%	41.63%	—%	—%
Capital ratio (BIS guidelines)	**10.49%**	11.50%	11.91%	11.80%	12.50%	12.46%	12.38%	11.94%
ROE	**—%**	—%	4.86%	3.72%	3.23%	3.32%	—%	—%
PER (Times)	**/**	—	33.27	67.49	69.48	106.17	/	/
Number of employees	**19,797**	22,464	12,558	12,173	14,930	12,982	16,330	14,995
Per Share (Yen):								
Stockholders' equity	**¥17,846.95**	¥332.02	¥358.43	¥451.35	¥351.38	¥439.23	¥343.09	¥428.35
Dividends:								
Common stock	**19.17**	4.00	6.00	6.00	6.00	6.00	7.25	6.00
Preferred stock (Series II)	**/**	/	15.00	/	15.00	/	15.00	/
Preferred stock (Series III) (Type 2)	**/**	/	13.70	/	13.70	/	0.04	/
Preferred stock (First series Type 1)	**10.50**	10.50	/	10.50	/	10.50	/	0.03
Preferred stock (Second series Type 1)	**28.50**	28.50	/	28.50	/	28.50	/	0.08
Preferred stock (Type 5)	**13.70**	13.70	/	/	/	/	/	/
Preferred stock (Type 1)	**—**	/	/	/	/	/	/	/
Preferred stock (Type 2)	**—**	/	/	/	/	/	/	/
Preferred stock (Type 3)	**—**	/	/	/	/	/	/	/
Net income (loss)	**68,437.74**	(59.20)	17.28	16.59	11.24	14.41	(97.62)	(119.11)
Net income — diluted	**66,527.24**	—	17.24	16.25	—	14.12	—	—

Notes:
1. Figures for the years ended March 31, 2001, 2000 and 1999 are combined figures of the former Sakura Bank and the former Sumitomo Bank.
2. Figures related to profit or loss for the year ended March 31, 2003 include the former SMBC's operating results for the period from April 1, 2002 to March 16, 2003 to make possible a substantive comparison with previous years.
3. As a result of the merger of the two banks, total stockholders' equity as of April 1, 2001, stood at ¥3,772,889 million.
4. Total stockholders' equity as of March 31, 2003 and 2002, includes net unrealized losses on "other securities."
5. Please refer to pages 119 and 120 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
6. Unrealized gains (losses) on securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities" for 2003, 2002 and 2001, and of listed or over-the-counter securities for 2000 and 1999. The values of stocks are calculated using the average market prices during the final month for 2003, 2002 and 2001. For details, please refer to page 53.
7. Number of employees of the former Sumitomo Bank has been reported on the basis of full-time workers since 2000 and of the former Sakura Bank since 2001. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.
8. The former Sakura Bank's fiscal year-end dividend per share for 2001 was calculated assuming a dividend payment equivalent to the amount of money resulting from the merger. Dividend per share for the term ended March 31, 2003 represents an interim dividend per share paid by the former SMBC to its holding company.
9. Effective from the year ended March 31, 2002, treasury stock is disclosed as a deductible item from stockholders' equity. As a result, stockholders' equity per share and net income (loss) per share are calculated on the basis of the number of shares outstanding less treasury stock.

Current Status of Problem Assets

Amid Japan's prolonged recession and growing uncertainty surrounding the domestic and global economies, SMBC has been making concentrated efforts to strengthen its balance sheet with the objective of achieving a 50% reduction in its ratio of problem assets to total assets in fiscal 2004, as called for in the Program for Financial Revival. An urgent priority for management will be the focused implementation of measures to facilitate the reconstruction and reorganization of troubled corporate customers. Such measures will be implemented by the Asset Restructuring Unit, established for this purpose in December 2002, drawing on its broad-based corporate restructuring know-how and a range of expert skills. This process will further accelerate the removal of problem assets from the balance sheets.

I. Self-Assessment, Write-Offs, and Reserves

1. Self-Assessment

SMBC conducts rigorous self-assessment of asset quality twice a year using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade substrates are consistent with the categories used in self-assessment. (For the obligor grading system, please refer to page 27.)

Self-assessment is a preparatory task for calculating the appropriate level of write-offs and reserves to ensure SMBC's asset quality, and each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account collateral, guarantees, etc. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries, in principle, carry out self-assessment in the same manner.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of noncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

2. Asset Write-Offs and Reserves

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision of reserves.

SMBC has write-off and reserve criteria for each self-assessment borrower category. Concomitant procedures are outlined as follows.

Self-Assessment Borrower Categories		Standards for Write-Offs and Reserves
Normal Borrowers		Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the historical bankruptcy rate for each obligor grading.
Borrowers Requiring Caution		These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the historical bankruptcy rate for each group. The groups are "claims to substandard borrowers," and "claims to other borrowers requiring caution" excluding claims to substandard borrowers. For the latter, the borrower's financial position and credit situation are additionally taken into account for establishing sub-groups. Additionally, SMBC uses the discounted cash flow (DCF) method to calculate the amount of reserve for possible losses on large-scale claims on substandard borrowers.
Potentially Bankrupt Borrowers		SMBC sets specific reserves for possible loan losses on the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means.
Effectively Bankrupt/Bankrupt Borrowers		SMBC calculates the amount of Classification III assets and Classification IV assets for each borrower, and writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) and sets aside specific reserves for possible loan losses against the full amount of Classification III assets.
Notes	General reserve	Provisions made in accordance with general inherent default risks of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectable in part or in total (individually evaluated claims)

Since fiscal 2002, SMBC has been using the discounted cash flow (DCF) method to calculate the amount of reserve for possible losses on large-scale claims to substandard borrowers. The DCF method is applied in cases where it is reasonable to estimate the cash inflow available for collecting the claims principal and interest, and provisions will then be made equivalent to the excess of claims book value over the said cash inflow discounted by the initial contractual interest rate or effective interest rate at the time of debt purchase. The adoption of the DCF method prompted SMBC in fiscal 2002 to raise its reserve ratio for the unsecured portion of substandard loans to a level now providing sufficient protection against the risk of any future deterioration in asset quality.

As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries, in principle, use the same standards as SMBC for write-offs and reserves.

II. Credit Cost

The amount required for the disposal of problem assets—known as "credit cost"—refers to the additional provision for loan losses in the case of provisioning, or the difference between the amount of uncollectible loans and provisions already made in the case of write-offs. In income statements, the credit cost is stated as extraordinary loss. The credit cost for fiscal 2002 is shown in the table below.

☐ Credit Cost (SMBC Nonconsolidated; year ended March 31, 2003)

(Billions of yen)

Credit cost	¥ 836.4
Write-off of loans	284.4
Transfer to specific reserve	375.4
Transfer to reserve for losses on loans sold	15.2
Losses on loans sold to CCPC	16.4
Losses on sale of delinquent loans	148.9
Transfer to loan loss reserve for specific overseas countries	(3.9)
Transfer to general reserve for possible loan losses	238.1
Total credit cost	¥1,074.5
Reserve for possible loan losses	¥2,074.8
Amount of direct reduction	¥ 954.0

☐ Credit Cost (SMFG Consolidated; year ended March 31, 2003)

(Billions of yen)

Total credit cost	¥1,200.9
Reserve for possible loan losses	¥2,243.5
Amount of direct reduction	¥1,324.5

☐ Reserve for Possible Loan Losses (March 31, 2003)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥2,074.8	¥2,243.5
General reserve	1,113.2	1,173.9
Specific reserve	950.0	1,058.0
Loan loss reserve for specific overseas countries	11.6	11.6

SMBC's total credit cost in fiscal 2002 stood at ¥1,074.5 billion on a nonconsolidated basis. This figure was influenced by the downgrading of borrower category, costs associated with the accelerated disposal of assets, measures taken to support large-loan borrowers, an increase in the loan loss provisioning ratio (including an increment resulting from the application of the DCF method to large exposures), and other steps implemented by SMBC as it further strengthened its response to goals and objectives, such as those stated in the Program for Financial Revival. As a result of progress being made in the disposal of problem assets, SMBC's credit cost is expected to be lower in future terms.

III. Disclosure of Problem Assets and Off-Balancing

1. Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed based on the Banking Law (risk-monitored loans) and the Financial Reconstruction Law (problem assets based on the Financial Reconstruction Law). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.

Classification of Problem Assets Based on the Financial Reconstruction Law

Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, export and import, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Risk-monitored loans
Total loans
Other assets
Total loans
Other assets
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Potentially Bankrupt Borrowers
Borrowers Requiring Caution
Normal Borrowers
Bankrupt and quasi-bankrupt assets
Doubtful assets
Substandard loans
(Normal assets)
Bankrupt loans
Non-accrual loans
Past due loans (3 months or more)
Restructured loans
(C)
(A)
-
(B)
=
(C)

2. Problem Asset Disclosure Amounts

SMBC's problem assets based on the Financial Reconstruction Law and risk-monitored loans at the end of fiscal 2002 are as stated on the next page. Doubtful assets fell ¥852.8 billion year-on-year, owing to concentrated efforts in asset disposal, progress made in work-outs through asset sales and other measures, and exclusion from the asset category due to borrowers being upgraded to higher categories thanks to restructuring efforts. In contrast, substandard loans grew ¥167.2 billion from the previous year, reflecting an upgrading of borrowers in the category of Potentially Bankrupt Borrowers or below, due to such factors as restructuring efforts. As a result, the balance of disclosed problem assets fell by ¥659.0 billion.

□ Problem Assets Based on the Financial Reconstruction Law (March 31, 2003)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2002	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 524.9	¥ 26.6	¥ 656.0
Doubtful assets	2,129.5	(852.8)	2,340.2
Substandard loans	2,606.9	167.2	2,857.6
Subtotal	¥ 5,261.3	¥ (659.0)	¥ 5,853.8
Normal assets	57,313.4	(3,600.9)	59,330.5
Total	¥62,574.7	¥(4,259.9)	¥65,184.3
Amount of direct reduction	¥ 954.0		¥ 1,324.5

□ Risk-Monitored Loans (March 31, 2003)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2002	SMFG (Consolidated)
Bankrupt loans	¥ 172.4	¥ (24.7)	¥ 201.4
Non-accrual loans	2,390.2	(809.5)	2,710.2
Past due loans (3 months or more)	114.7	22.1	130.3
Restructured loans	2,492.2	145.0	2,728.8
Total	¥5,169.5	¥(667.1)	¥5,770.7
Amount of direct reduction	¥ 925.5		¥1,273.4

□ Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; March 31, 2003)

(Billions of yen)



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Classification under self-assessment
Classification I
Classification II
Classification III
Classification IV
Reserve for possible loan losses
Reserve ratio
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Bankrupt and quasi-bankrupt assets (1)
¥524.9
Portion of claims secured by collateral or guarantees, etc. (5)
¥507.8
Fully reserved
¥17.1
Direct write-offs (Note 1)
Specific reserve
¥23.8 (Note 2)
100% (Note 3)
Potentially Bankrupt Borrowers
Doubtful assets (2)
¥2,129.5
Portion of claims secured by collateral or guarantees, etc. (6)
¥959.4
Necessary amount reserved
¥1,170.1
¥926.2 (Note 2)
79.2% (Note 3)
Borrowers Requiring Caution
Substandard loans (3)
¥2,606.9
(Claims to substandard borrowers)
Portion of substandard loans secured by collateral or guarantees, etc. (7)
¥1,078.4
Claims to borrowers requiring caution, excluding claims to substandard borrowers
General reserve
General reserve for substandard loans ¥540.9
33.7% (Note 3)
6.0% [12.8%] (Note 4)
21.4% (Note 3)
Normal Borrowers
Normal assets
¥57,313.4
Claims to normal borrowers
¥1,113.2
0.2% (Note 4)
Loan loss reserve for specific overseas countries
¥11.6
Total (4)
¥62,574.7
Problem asset ratio (A) / (4)
8.4%
(Note 5)
Total reserve for possible loan losses
¥2,074.8
(B) Specific reserve + General reserve for substandard loans
¥1,490.9
Reserve ratio (B) / (D)
54.9%
(Note 6)
(A) = (1) + (2) + (3)
¥5,261.3
Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥2,545.6
Unsecured portion (D) = (A) - (C)
¥2,715.7
Coverage ratio {(B) + (C)} / (A)
76.7%

Notes: 1. Includes amount of direct reduction totaling ¥954.0 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥6.7 billion; Potentially Bankrupt Borrowers: ¥9.2 billion)

3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.

4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio of unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

5. Ratio of problem assets to total assets subject to Financial Reconstruction Law

6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans − Portion secured by collateral or guarantees, etc.)

3. Off-Balancing Problem Assets

Work-out of problem assets refers to the removal of such assets from bank balance sheets by way of sale, direct write-off or other means. In April 2001, the Japanese government passed the Emergency Economic Package, with the objective of simultaneously revitalizing the financial system and industry. Specific measures contained in the package include "the radical disposal of problem assets." This provision requires Japan's major banks to dispose of loans categorized as "claims to potentially bankrupt borrowers" and worse. From fiscal 2001 onward, existing loans must be off-balanced within two years, and new loans within three years.

☐ Breakdown of Off-Balancing (SMBC Nonconsolidated; March 31, 2003)

(Billions of yen)

	March 31, 2001 ①	Fiscal 2001		March 31, 2002 ②	Fiscal 2002		March 31, 2003 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥ 594.0	¥ 137.2	¥ (233.0)	¥ 498.2	¥ 108.9	¥ (82.2)	¥ 524.9
Doubtful assets	1,954.1	2,084.4	(1,056.2)	2,982.3	1,293.3	(2,146.1)	2,129.5
Total	¥2,548.1	¥2,221.6	¥(1,289.2)	¥3,480.5	¥1,402.2	¥(2,228.3)	¥2,654.4

	Increase/Decrease (②-①)	Increase/Decrease (③-②)
Bankrupt and quasi-bankrupt assets	¥ (95.8)	¥ 26.7
Doubtful assets	1,028.2	(852.8)
Total	¥ 932.4	¥ (826.1)

4. Problem Assets by Region and Industry

☐ Problem Assets by Domicile of Borrowers (SMBC Nonconsolidated; March 31, 2003)

(Billions of yen)

	Financial Reconstruction Law Basis	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥ 5,112.0	97.2%	¥5,045.8	97.6%
Overseas	149.3	2.8	123.7	2.4
Asia	89.4	1.7	74.8	1.5
Indonesia	36.2	0.7	36.2	0.7
Hong Kong	12.2	0.2	8.1	0.2
India	7.6	0.1	5.1	0.1
China	2.7	0.1	2.7	0.1
Others	30.7	0.6	22.7	0.4
North America	50.5	1.0	45.7	0.9
Central and South America	7.8	0.1	1.6	0.0
Western Europe	1.6	0.0	1.6	0.0
Eastern Europe	—	—	—	—
Total	¥5,261.3	100.0%	¥5,169.5	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

☐ Problem Assets by Type of Borrowers (SMBC Nonconsolidated; March 31, 2003)

(Billions of yen)

	Financial Reconstruction Law Basis	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥5,112.0	97.2%	¥5,045.8	97.6%
Manufacturing	222.1	4.2	220.0	4.3
Agriculture, forestry, fishery and mining	4.6	0.1	4.6	0.1
Construction	721.7	13.7	688.8	13.3
Transportation, communications, and other public enterprises	135.7	2.6	134.8	2.6
Wholesale and retail	540.0	10.3	533.6	10.3
Finance and insurance	168.1	3.2	166.1	3.2
Real estate	2,057.6	39.1	2,052.3	39.7
Services	961.7	18.3	949.2	18.4
Municipalities	—	—	—	—
Others	300.5	5.7	296.4	5.7
Overseas	¥ 149.3	2.8%	¥ 123.7	2.4%
Public sector	11.6	0.2	11.6	0.2
Financial institutions	1.4	0.0	1.4	0.0
Commerce and industry	136.3	2.6	110.7	2.2
Others	—	—	—	—
Total	¥5,261.3	100.0%	¥5,169.5	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions.

Please check the SMFG website for the latest information.

Sumitomo Mitsui Banking Corporation (SMBC) has been raising its competitiveness and profitability through restructuring and rationalization based on the Plan for Strengthening the Financial Base of the Bank. The Plan was initially formulated in March 1999, when SMBC's two founding banks accepted an infusion of public funds through subscription to preferred stock. The preferred stock in SMBC held by the Japanese government was exchanged for the preferred stock of Sumitomo Mitsui Financial Group, Inc. upon its establishment through a stock transfer as the holding company for SMBC. The following is a summary of SMBC's progress in fiscal 2002 toward achieving the targets laid out in the Plan.

Earnings Plan

On a nonconsolidated basis, gross banking profit was ¥1,760.6 billion, ¥260.6 billion higher than the target of ¥1,500 billion. A major factor behind this increase was the strong profits from treasuries, achieved through successful asset liability management (ALM) operations made possible by the accurate forecasting of trends in Japanese and US interest rates.

Expenses, including ¥8.1 billion in expenses recorded by THE WAKASHIO BANK, LTD., totaled ¥647.0 billion, a reduction of ¥3 billion over the target. This was largely the effect of the continued streamlining of the workforce and a further reduction in bonuses, as well as domestic branch integration ahead of schedule and progress in the rationalization of operations. As a result, banking profit, excluding transfer to the general reserve for possible loan losses, was ¥1,113.6 billion, surpassing the original target by ¥263.6 billion.

Despite the above, however, SMBC posted a net loss of ¥478.3 billion, compared with the original net income target of ¥80 billion. This was due to two main factors: (1) a provision to the general reserve for possible loan losses of ¥1,074.5 billion, ¥574.5 billion in excess of the ¥500 billion estimated at the beginning of the term, owing to aggressive measures taken to dispose of problem assets; and (2) evaluation losses on equities of ¥635.7 billion, an increase of ¥565.7 billion over the initial estimate of ¥70 billion, due to a greater-than-expected decline in stock prices.

SMBC will continue to strive to increase the surplus available for repaying public funds by further strengthening its financial base through the cleaning-up of the balance sheet and by raising profitability through business reforms and operational restructuring.

Rationalization Plan

SMBC employees numbered 24,024 at the end of fiscal 2002. The number excluding the increase resulting from the merger with Wakashio Bank, however, was 23,401, which is below the original target of 23,500.

The number of domestic branches at the end of fiscal 2002 was 437, a year-over-year decrease of 127 branches, achieved through the consolidation of 161 branches. The figure, however, includes 34 branches of the former Wakashio Bank and four branches which were consolidated into two branches in April 2003. Thus, excluding these branches, the actual number of branches was 401, the original target.

Employees (March 31)


32,000
30,000
28,000
26,000
24,000
22,000
31,325
29,298
27,142
25,027
23,401
1999
2000
2001
2002
2003

Note: The figure for 2003 excludes the increase in employees resulting from the merger with Wakashio Bank.

Domestic branches (March 31)


800
700
600
500
400
300
696
653
578
564
401
1999
2000
2001
2002
2003

Note: The total for 2003 excludes Wakashio Bank's 34 branches and takes into account the two joint branches.

The SMFG Corporate Governance System

We have appointed outside directors to the Board of Directors to improve its effectiveness, and have reinforced the Board's oversight functions by setting up three subcommittees: the Risk Management Committee, the Compensation Committee, and the Nominating Committee. Two outside directors, one a certified public accountant and the other a lawyer, have been appointed to each committee. In particular, an outside director has been appointed as the Chairman of the Compensation Committee. This system allows the supervision of our operations to be conducted from a suitably objective perspective.

The Board has authorized the respective committees to consider the following issues and submit reports to the Board:

◦ Risk Management Committee

Groupwide Risk Management and Compliance

1. Issues related to the basic policies and the system of risk management
   This includes policies and processes relating to corporate-wide risk management, credit risk management, market risk management, liquidity risk management, processing risk management, and systems risk management.
2. Other issues with a potential material impact on operations

◦ Compensation Committee

Remuneration of Board Members and Executive Officers of SMFG and SMBC

1. Issues related to remuneration, salaries, and incentive program
2. Issues related to the stock option program
3. Other remuneration issues

◦ Nominating Committee

Appointment of Directors of SMFG and SMBC

1. Issues related to the selection of candidates for Board directorships
2. Issues related to the appointment of managing directors having specific management responsibilities, and issues related to the appointment of representative directors
3. Other major personnel issues related to directors

SMFG has created the Management Committee, chaired by the president of SMFG, to act as the top decision-making body on business administration and management supervision of the entire Group. The committee, composed of directors chosen by the president, considers important matters relating to the execution of business, and the president has the authority to make the final decision after considering the committee's recommendations.

In addition to the above, SMFG has also set up a Group Strategy Committee to serve as a forum for the top management staff of all Group companies to exchange opinions and information on their respective business plans.

The SMBC Corporate Governance System

SMBC's Board of Directors has two functions: setting policy for important management issues and overseeing the execution of business activities. At SMBC, we place particular emphasis on the latter function. We employ an executive officer system that separates decision-making at the operational level from the Board's oversight functions. In particular, the Chairman of the Board does not assume direct responsibility for operational duties and is primarily charged with their oversight.

Executive officers are selected by the Board to manage each of SMBC's businesses. As of June 30, 2003, there were 66 executive officers, including the president, 12 of whom are concurrently appointed as directors.

The Management Committee is the highest decision-making body at the operational level. The president chairs the committee and selects its members from the executive officers. The committee members consider important management issues, and the president has the authority to make the final decision after considering the committee's recommendations.

The president designates certain members of the Management Committee as Authorized Management Committee Members in charge of particular Head Office departments, as well as supervisory officers, who are responsible for overseeing the operations of each business unit. All of these designated individuals are charged with implementing the directives of the Management Committee within the businesses they oversee.

SMBC has also set up the Advisory Board, which serves as a consultative body to its chairman and president. Consisting of top management members from major companies as well as management consultants, the Advisory Board provides advice across the whole spectrum of management issues.

Internal Audit System

The Audit Department of SMFG is responsible for objectively conducting internal audits for the Group in a process separate from the oversight exercised by the Board of Directors on the shareholders' behalf.

The Audit Department conducts internal audits to assess the soundness of business operations and assets, as well as to verify that the Group's internal control system, including compliance and risk management, is appropriate and effective. The Audit Department is also responsible for supervising internal audits at each Group company. It reviews the internal audit system of each company by monitoring the Company's internal audits on a regular basis.

The results of the audits are periodically reported to the Board of Directors and the Management Committee. Based on these findings, the Audit Department administers guidance and makes proposals to the audited departments and offices, as well as to the respective auditing departments of Group companies.

At SMBC, the Internal Audit Department and the Credit Review Department have been set up within the Internal Audit Unit to conduct internal audits. The Internal Audit Department audits compliance as well as the management of market risk, liquidity risk, processing risk, and systems risk. The Credit Review Department monitors credit risk management, including the accuracy of ratings and self-assessment.

Recognizing the importance of internal auditing, other Group companies have also set up units to undertake this operation.



SMFG
Shareholders' Meeting
Corporate Auditors/Board of Corporate Auditors
Board of Directors
Nominating Committee
Compensation Committee
Risk Management Committee
Group Strategy Committee
Management Committee
[Subject of Audit]
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Internal Audits
Audit Dept.
SMBC
Shareholders' Meeting
Corporate Auditors/Board of Corporate Auditors
Board of Directors
Head Office/Business Units
Internal Audits
Internal Audit Unit
Internal Audit Dept.
Credit Review Dept.
Monitoring

Compliance at SMFG

Basic Concept

As a financial services complex that fulfills the important mission of serving a crucial part of the public infrastructure and meeting social responsibilities, SMFG has positioned the strengthening of the compliance system as one of the Group's top management priorities. As the core of its Groupwide philosophy, SMFG advocates its Business Ethics comprised of the following five principles. Through adherence to these principles, we endeavor to construct a solid compliance structure, and with this, become an outstanding global corporate group.

Business Ethics

I. Satisfactory Customer Services
We intend to be a financial services complex that has the trust and support of our customers. For this purpose, we will always provide services that meet the true needs of our customers in order to obtain their satisfaction and confidence in the Group.

II. Sound Management
We intend to be a financial services complex which maintains fair, transparent, and sound management based on the principle of self-responsibility. For this purpose, along with obtaining the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these procedures, we will maintain continuous growth on a sound financial basis.

III. Contribution to Social Development
We intend to be a financial services complex which contributes to the healthy development of society. For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. With such recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.

IV. Free and Active Business Environment
We intend to be a financial services complex for which all officers and other employees work proudly and with great spirit. For this purpose,we respect people, and train and produce employees with professional knowledge and ability, thereby creating a free and active business environment.

V. Compliance
We intend to be a financial services complex that always keeps in mind the importance of compliance. For this purpose, we constantly reflect our awareness of these Business Ethics in our business activities. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

Group Management of the Compliance System

Since the establishment of Sumitomo Mitsui Financial Group, Inc. as a financial holding company in December 2002, we have been providing the appropriate directions and guidance, as well as monitoring each Group company's compliance system, from the perspective of ensuring the sound and proper conduct of business activities throughout the entire Group. To further promote such initiatives, we implement the following.

The Board of Directors and Management Committee

The Board of Directors and Management Committee make important decisions concerning compliance policy, review the progress of those measures taken in connection with ensuring compliance, and give instructions concerning these matters as appropriate.

The Compliance Committee

We set up the Compliance Committee to reinforce the Groupwide compliance system. The committee comprises the designated Board member responsible for compliance issues, the heads of departments involved with compliance matters, and legal advisors from outside the Group.

SMFG Compliance Manual and the Compliance Rules

We lay out specific Rules of Action for our Group companies in accordance with our *Compliance Manual.* The Rules specify the framework and operation that each company should establish as a member of SMFG, and define those items that require consultation or reporting to the holding company. With such Rules, we implement efficient and effective management of the compliance system throughout the Group.



Sumitomo Mitsui Financial Group, Inc.
Corporate Auditors
Audit
Board of Directors
Management Committee
Directions
Report
Compliance Committee
Report on Result of Audit
Directions
Report
Directions
Audit Dept.
Compliance Group, General Affairs Dept.
Monitoring
Perform Audits
Compliance System Oversight and Legal Support
Report
Department and Offices
General Manager responsible for compliance
Compliance Officer to assist General Managers
Management
Report
Management
Report
Group Companies
SMBC, Sumitomo Mitsui Card, SMBC Leasing, and JRI

Compliance at SMBC

Strengthening the Compliance System: A Top Management Priority

Compliance with laws, regulations, and other social standards is a matter of course for corporations. Ensuring compliance is a particularly important issue for banks because of their central role in the financial system and socioeconomic infrastructure.

With such a recognition, in accordance with the basic concept of compliance throughout the Group, SMBC expects and demands that all directors, officers, and other employees give utmost value to people's trust, abide by laws and regulations, maintain high ethical standards, and act fairly and sincerely.

SMBC firmly believes that adherence to these aspects of compliance in its daily operations will lead to its prosperity, as well as that of its customers and society in general.

SMBC's Compliance System and Management

As shown below, SMBC employs a dual structure whereby, firstly, each department and office is individually responsible for ensuring that its conduct complies with laws and regulations, and secondly, the independent Internal Audit Unit conducts impartial audits of department and branch compliance.

To make this basic structure effective, the Bank conducts the following operations.

Compliance Manual

Set out in accordance with the resolution of the Board of Directors, the *Compliance Manual* lays out specific Rules of Action. These Rules of Action comprise 60 items describing relevant laws and regulations, as well as providing procedural guidelines and specific examples of conduct that must be followed by all directors and employees of SMBC.

Compliance Program

The program's primary objective is to effectively implement the compliance system at SMBC and all consolidated subsidiaries. The Board of Directors annually updates the annual compliance program. The Board of Directors decides concrete annual plans regarding compliance, which include a review of rules and regulations, as well as the content and schedule of training programs, to further strengthen our compliance system.

Appointment of Compliance Officers

A compliance officer has been assigned to each department and branch to ensure the integrity of the compliance framework.

To assure that the above operations concerning compliance are maintained, SMBC has established a Compliance Committee that encompasses the entire organization.

The Committee is chaired by the director responsible for compliance issues and includes the heads of 17 departments. In addition, with a view to enhancing objectivity, the Committee has legal advisors from outside as its council. This framework ensures that each section of SMBC is examined for compliance from an impartial, neutral perspective.

□ Compliance System Overview



Audit Reports
Management
Directions
Directions
Auditing Role
(Internal Audit Unit)
Strict check as independent unit
Autonomous Role
(Business Units)
Thorough advance check based on self-regulation
Support Role
(Compliance Group, General Affairs Department)
Compliance system oversight and legal support
Audits of Operations
Compliance System Oversight and Legal Support
Conducts audits of all operations. Reports directly to top management.
Each department is responsible for conducting compliance checks under the supervision of the branch or department manager.
Responsible for planning the compliance system. Investigates legal issues in support of each unit.

Basic Principles

Financial and economic deregulation, globalization, and advances in IT are generating new business opportunities for financial institutions. The risks accompanying these new business opportunities are not only increasing in number but also growing in diversity and complexity. Accordingly, identifying, measuring, and controlling risks have never been more important in the management of a financial holding company.

SMFG has encapsulated the basic principles to be employed in risk management in the manual entitled *Regulations on Risk Management*. In the manual, we have specified the basic policies of risk management: 1) Set forth the basic policies to be followed by the whole Group after specifying the categories of risk to which these policies apply; 2) Provide all necessary guidance to Group companies to enable them to follow the basic risk management policies set forth by SMFG and set up their own appropriate risk management systems; 3) Monitor the implementation of risk management by all Group companies to ensure that their practices meet the relevant standards.

Types of Risk, and Risk Management System

At SMFG, we classify risk into the following categories: (1) credit risk, (2) market risk, (3) liquidity risk, (4) processing risk, and (5) systems risk. In addition, we provide individually tailored guidance to help Group companies identify categories of risk that need to be addressed. Risk categories are constantly reviewed, and new categories may be added in response to changes in the operating environment. To facilitate the management of all these categories of risk across the entire Group, we have set up the Corporate Risk Management Department, which works with the Corporate Planning Department to comprehensively and systematically manage risk.

Top management plays an active role in determining basic policies of risk management across the Group as a whole. The system works as follows: The basic policies of risk management are determined by the Management Committee and examined by the Board's Risk Management Committee before being authorized by the Board. The Management Committee, the designated Board members, and the relevant risk management departments perform risk management according to the basic policies.

Risk management systems are in place at the individual Group companies in accordance with the basic policies we have set out for Groupwide risk management. For example, at SMBC, specific departments have been appointed to oversee the handling of the five risk categories listed above, in addition to risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Corporate Risk Management Department—independent of the operating units—comprehensively and systematically manages all categories of risk in cooperation with the Corporate Planning Department.

Furthermore, under our system top management plays an active role in the drafting of basic policies of risk management. The decision-making process for addressing market, liquidity and credit risk at the operating level is strengthened by the Market Risk Management Committee and the Credit Risk Management Committee, which are subcommittees of the Management Committee. The Management Committee is also attended by the relevant department heads.

■ SMFG's Risk Management System


SMFG
Board of Directors
Risk Management Committee
Management Committee
Designated Board Members
Corporate Auditors
Independent Auditors
Audit Dept.
Guidance for drafting of basic policies
Monitoring
Corporate-Wide Risk Management
Corporate Planning Dept./Corporate Risk Management Dept.
Market Risk
Liquidity Risk
Credit Risk
Processing Risk
Systems Risk
Corporate Risk Management Dept.
IT Planning Dept.
Report
SMBC
SMBC Leasing
Sumitomo Mitsui Card
JRI
Board of Directors
Management Committee
Market Risk Management Committee
Credit Risk Management Committee
Corporate Auditors
Independent Auditors
Designated Board Members
Board Member in Charge of Corporate Risk Management Dept.
Board Member in Charge of Credit Risk Management Dept.
Internal Audit Dept.
Bank-Wide Risk Management
Corporate Planning Dept./Corporate Risk Management Dept.
Market Risk
Liquidity Risk
Credit Risk
Processing Risk
Systems Risk
Other Risks
Settlement Risk
Corporate Risk Management Dept.
Credit Risk Management Dept.
Operations Planning Dept.
IT Planning Dept.
Other Departments

Risk Management Methods

SMFG's Groupwide basic risk management policies stipulate the basic risk management regulations that must be followed, and spell out risk management procedures from various perspectives. These include managing risk on a consolidated accounting basis, managing risk using quantification methods, ensuring consistency with business strategies, setting up a system of checks and balances, contingency planning for emergencies and serious situations, and verifying of preparedness to handle all conceivable risk situations. In addition, there are specific operational policies for implementing appropriate management of risk by all Group companies.

Under the Groupwide basic risk management policies, all Group companies periodically carry out reviews of said basic management policies for each risk category, or whenever deemed necessary, thus ensuring that the policies followed at any time are the most appropriate. The management of SMFG constantly monitors the conduct of risk management at Group companies, providing guidance when necessary.

Furthermore, in order to maintain a balance between risk and return as well as ensure the soundness of the Group from an overall perspective, we employ the risk capital-based management method, which allocates capital effectively to each department according to its role in our business strategies to keep total exposure to credit, market, processing, and systems risk within the scope of our management resources, i.e., capital.

Relationship between Risk Management Framework and Risk Category at SMBC

Framework	Risk Category	
Risk Capital-Based Management	Credit Risk	
	Market Risk	Banking Risk/Trading Risk
		Strategic Equity Investment Risk
		Other Market-Related Risks
	Processing Risk/Systems Risk	
Funding Gap/ALM	Liquidity Risk	
	Other Risks (Settlement Risk, Legal Risk, and Others)	

In the case of SMBC, for example, sufficient capital is allocated to cover the Bank's exposure to credit, market, processing, and systems risk. In the credit and market risk categories, in particular, the maximum risk capital that can be allocated during a period is predetermined and risk capital limits are set as necessary within this limit to manage these risks. Liquidity risk is managed within the context of maximum limits set for the funding gap and asset liability management (ALM). Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

Credit Risk

Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless. Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in foreign exchange, or political or economic situations.

All Group companies follow the basic policy established by SMFG to assess and manage credit risk on a Groupwide basis and further raise the level of accuracy and comprehensiveness of Groupwide credit risk management. Each Group company must comprehensively manage credit risk according to the nature of its business, and assess and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards. Credit risk is the most significant risk to which banks are exposed. Without effective credit risk management, the impact of the corresponding losses on operations can be overwhelming.

The purpose of credit risk management is to keep credit risk exposure within capital, to maintain the soundness of assets, and to ensure returns commensurate with risk. This leads to a loan portfolio that achieves high returns on capital and assets. SMBC's credit management policy and system are described below.

1. Credit Policy

SMBC's credit policy comprises clearly stated universal and basic operating concepts, policies, and standards for credit operations, in accordance with the business mission and rules of conduct. By promoting the understanding of and strict adherence to its credit policy among all managers and employees, SMBC aims to meet the global standards of credit risk management laid down by the New Basel Capital Accord, enhance shareholder value and play a key part in society by providing high value-added financial services.

2. Credit Risk Assessment and Quantification

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, SMBC first acknowledges that every extension of credit poses risks, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

(1) Internal Rating System

SMBC's internal rating system consists of two indicators: the obligor grading, which indicates the creditworthiness of a borrower; and the facility grading, which shows the probability of collecting for each facility. Facility gradings are assigned based on the borrower's obligor grading and transaction terms such as guarantee, tenor, and collateral. Overseas credits are subjected to a further analysis that takes into account country ranking, an indicator derived from analyses of each country's political and economic situation, international balance of payments, and external debt burden. Self-assessment is the obligor grading process for lower categories, and the borrower categories used in self-assessment are consistent with the overall obligor grade substrates.

(2) Quantification of Credit Risk

Quantifying credit risk is more than just calculating the probability of default for a particular obligor. It must also reflect the concentration of risk toward a specific customer or industry and fluctuations in the value of collateral, such as real estate and securities. This range of data must be analyzed to quantify the risk of an entire portfolio or an individual loan.

To calculate credit risk, historical data for the obligor and facility are entered into a database, such parameters as the probability of a grade migration and the recovery ratio are set, and then the probability distribution of losses for the entire portfolio (amount of loss for a particular probability) is computed to determine the maximum potential loss in the future. SMBC obtains an understanding of the risk diversification effect and concentration risk by running a simulation of approximately 10,000 iterations. The quantified credit risk results are then used to formulate business plans and provide a standard against which individual credit applications are assessed.

3. Framework for Managing Individual Loans

(1) Credit Assessment

Credit assessment involves a variety of financial analyses, including cash flow, to predict an enterprise's capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial

■ SMBC's Internal Rating System

Obligor Grading: Grading	Obligor Grading: Subrating	Obligor Grading: Definition	Borrower Classification under Self-Assessment	Facility Grading: Grading	Facility Grading: Subrating	Financial Reconstruction Law Based Disclosure Category (Domestic)
				S		
1	a, b, c	Extremely high probability of redemption	Normal Borrowers	I	a, b, c	Normal Assets
2	a, b, c	High probability of redemption	Normal Borrowers	II	a, b, c	Normal Assets
3	a, b, c	Reasonable probability of redemption	Normal Borrowers	III	a, b, c	Normal Assets
4	A, B, C	Redemption is likely, but the debtor may be affected by large shifts in business conditions or its industry.	Normal Borrowers	IV	A, B, C	Normal Assets
5	A, B, C	No problem at present with redemption, but the future prospects are not solid and the debtor may be affected by trends in business conditions or its industry.	Normal Borrowers	V	A, B, C	Normal Assets
6		No problem at present with redemption, but there are reasons for concern about the debtor's financial condition and the possibility of future problems with recovery.	Normal Borrowers	VI		Normal Assets
7	A	Requires management because there are problems meeting loan conditions or with collection, the business is weak or unstable, or the financial position is poor.	Borrowers Requiring Caution A	VII	A	Normal Assets
	B		Borrowers Requiring Caution B		B	Normal Assets
	R	(Customers requiring caution among this rating)	Substandard Borrowers			Substandard Loans
8		Although the debtor is not bankrupt, its business is in difficulty, restructuring progress is poor, and it is recognized that the business may fall into bankruptcy.	Potentially Bankrupt Borrowers	VIII		Doubtful Assets
9		Although the debtor is not legally or formally in a state of bankruptcy, it is virtually bankrupt because its business is in deep trouble and there are no prospects for restructuring.	Effectively Bankrupt Borrowers	IX		Bankrupt and Quasi-Bankrupt Assets
10		The debtor is legally and formally bankrupt.	Bankrupt Borrowers	IX		Bankrupt and Quasi-Bankrupt Assets

trends, the enterprise's R&D capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is also analyzed in terms of the intended utilization of the funds, the repayment schedule, and the state of its collateral. Thus, SMBC is able to arrive at an accurate and fair credit decision based on an objective examination of all relevant factors.

Increasing the transparency of loan conditions and approval standards for specific borrowing purposes and loan categories is a part of SMBC's ongoing review of lending practices, which includes the revision of all loan contract forms with the chief aim of clarifying lending conditions. SMBC is also making steady progress in rationalizing its credit assessment process. For example, its Business Support Offices now offer the highly convenient *Business Select Loan*, which employs a credit-scoring model. In this and other ways, SMBC is building a system capable of efficiently meeting the funding requirements of businesses, especially small and medium-sized enterprises.

(2) Credit Monitoring System

In addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grading, and review self-assessment and credit policies so that problems can be detected at an early stage and quick and effective action can be taken. The system includes periodic monitoring carried out each time an obligor enterprise discloses financial results, as well as continuous monitoring performed each time the credit conditions change, as indicated in the diagram below.

4. Framework for Credit Portfolio Management

In addition to managing individual loans, SMBC applies the following basic policies to the management of the entire credit portfolio to maintain and improve its soundness and profitability over the medium to long term.

(1) Risk-Taking within the Scope of Capital

To control credit risk within the scope of capital, SMBC sets credit risk capital limits for internal control purposes and manages risk-taking within these limits under a regular monitoring system.

(2) Controlling Concentration Risk

Because concentration of credit risk in an industry or corporate group has the potential to substantially reduce the capital, SMBC implements measures to avoid excessive concentration of loans in an industry and to control large-scale credit provision to individual companies or corporate groups by setting guidelines for maximum loan amounts. To manage country risk, SMBC also has credit limit guidelines based on each country's creditworthiness.

(3) Balancing Risk and Return

SMBC runs the credit operations on the basic principle of earning returns that are commensurate with credit risk. From fiscal 2002, SMBC began to negotiate with borrowers to gain their acceptance of suitable interest rate spreads based on a standardized interest rate structure.

Thus, SMBC is constantly seeking to further optimize the balance of risk and return so as to reduce the cost of managing credit and capital risks in order to improve net profit on core banking operations.

(4) Reduction of Problem Loans

In order to counter concerns of increasing losses from the deterioration of existing problem loans or the occurrence of new ones, SMBC is striving to respond quickly by preventing deterioration of existing loans and normalizing problem borrowers by

SMBC's Credit Monitoring System



Obligor Information Processing
Flow of Obligor Grading/Grading Outlook/Credit Policies/Action Plans/Facility Grading Assignment
Registration of Financial Statements/ Creation and Revision of Corporate Card
Nonconsolidated Financial Grade
Consolidated Financial Grade
Effective Financial Grade
Flagging According to Self-Assessment Criteria
Not Flagged
Flagged
Self-Assessment Logic
Quantitative Assessment
Financial Assessment
Credit Status
Qualitative Assessment
Normal Borrowers
Borrowers Requiring Caution
Potentially Bankrupt Borrowers
Effectively Bankrupt Borrowers
Bankrupt Borrowers
Final Obligor Grade
Grading Outlook Assessment
Performance Trends
+
Qualitative Risk Factors
Positive
Flat
Negative
Determination of Credit Policies
Credit Policy Segment
Policy for Handling Each Individual Company
Action Plan Formulation
Restructuring Feasibility
Basic Approach
Specific Action Plan
Facility Grading Assignment

reviewing loans to set new measures and clarify action plans, and by strengthening recovery and security schemes.

(5) Toward Active Portfolio Management

In addition to controlling the individual loan approval process, SMBC also actively manages the loan portfolio on an aggregate basis, and makes active use of the markets, such as credit derivatives and loan securitization, to proactively manage its portfolio.

5. Credit Risk Management System

The Credit Risk Management Department within the Corporate Staff Unit is responsible for the comprehensive management of credit risk. This department determines credit policies, makes proposals on the internal rating system, develops credit risk quantification methods, plans credit limits and approval limits, and manages problem loans, loan securitization and other aspects of loan portfolio administration.

The Corporate Research Department within the Corporate Services Unit performs research on industries as well as investigates the business situations of borrower enterprises to detect early signs of problems or growth potential.

The credit departments within each business unit conduct credit risk management for loans handled by their business units and manage their business units' portfolios. The credit limits they use are based on the baseline amounts established for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Asset Restructuring Unit was set up in fiscal 2002, and is staffed by specialists with the financial and business management know-how required for corporate revitalization and the off-balancing of nonperformimg loans. Entrusted with the task of revitalizing select problem companies, the Unit determines whether a company has the potential to revive itself and then provides support for its revitalization, or else proceeds with off-balancing.

The Credit Review Department, operating independently of the business units, audits asset quality, accuracy of gradings, self-assessment, and state of credit risk management, and reports the results directly to the Board of Directors and the Management Committee.

■ SMBC's Credit Risk Management System



Management Committee
Corporate Staff Unit
Designated Board Members
Corporate Risk Management Dept.
•Aggregates risk for comprehensive management
•Plans and proposes risk quantification methods
Credit Risk Management Dept.
•Aggregates credit risk for unified management
•Plans and proposes basic credit policies
Internal Audit Unit
Designated Board Members
Credit Review Dept.
○Self-assessment, grading (obligors and loans), audits of write-offs and reserves
○Credit risk management auditing
Corporate Services Unit
Designated Board Members
Corporate Research Dept.
○Industry trend research
○Credit assessment of major industry players, grading revisions
Business Units
Consumer Banking Unit
Middle Market Banking Unit
Corporate Banking Unit
International Banking Unit
Investment Banking Unit
Asset Restructuring Unit
Community Banking Unit
Supervisory Officers
Head of Dept.
Audit Dept.
Credit Dept.
Credit for Individuals
Credit Dept. I & II
Small and Medium-Sized Businesses (General)
Credit Dept. I
Large Domestic Corporations
Overseas Corporations/ Structured Finance (Asia/Oceania/ Domestic)
Credit Dept., The Americas Div.
Credit Dept., Europe Div.
Overseas Corporations/ Structured Finance (Americas/Europe)
Structured Finance Credit Dept.
Domestic Structured Finance
Tokyo Credit Business Dept. I – VI, Osaka Credit Business Dept. I–III, Kobe Credit Business Dept.
Small and Medium-Sized Businesses (Special monitoring)
Credit Dept. I – IV
Large Domestic Corporations (Special monitoring)
Credit Administration Dept.
Potentially Bankrupt, Effectively Bankrupt and Bankrupt Borrowers from all Units
Credit for Customers in the Community Banking Unit

Market and Liquidity Risks

Market and Liquidity Risk Management System

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, or stock prices will change the market value of financial products, leading to a loss.

Liquidity risk is the possibility of encountering an obstacle to raising the funds required for settlement due either to a mismatch between the use and procurement of funds or to an unexpected outflow of funds, or being forced to borrow at higher interest rates than usual.

SMFG is working to further enhance the effectiveness of market and liquidity risk management across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; clearly separating front-office, middle-office, and back-office operations; and establishing a highly efficient system of mutual checks and balances.

SMBC's Corporate Risk Management Department, which is independent of the business units that handle market transactions, manages market and liquidity risks together. The Department operates according to the principles of market risk and liquidity risk management determined by the Market Risk Management Committee in line with the basic policies of risk management followed by the entire Group, and sends daily risk reports to senior management via e-mail.

To prevent operational errors or the manipulation of transaction data, it is important to establish a system of checks and balances in the business units (front office). At SMBC, both the processing departments (back office) and the administrative departments (middle office) conduct backup checks. In addition, SMBC's independent Internal Audit Unit periodically performs comprehensive internal audits to verify that the risk management system is functioning properly.

■ SMBC's Market Risk and Liquidity Risk Management Organization Chart


Board of Directors
Management Committee
Market Risk Management Committee
Market Risk Management
Liquidity Risk Management
Corporate Auditors
ALM Committee
Independent Auditors (an auditing firm)
Board member in charge of Corporate Risk Management Dept.
Policy
Reporting
Internal Audit Dept.
Back Office
(Back offices of Japan overseas branches)
Middle Office
(Corporate Risk Management Dept. and middle offices of overseas branches)
Inspection and verification of transactions
Model and new products approval, Final approval, Management
Managing Departments
Other market-related operations
Market operations (Treasury Unit)
International Banking Unit (ALM of overseas branches and subsidiaries)
Group Companies' market operations
Front Office
Front/Back/Middle Offices

Market Risk

The value-at-risk (VaR) method is used to control market risk. This method predicts the maximum potential loss for a given probability. The SMBC VaR model calculates the maximum loss through a Monte Carlo simulation of changes in profits and losses, i.e., 10,000 scenarios of market fluctuations based on historical data for one year. This method appropriately measures the risk of products that have option risk and calculates the VaR for trading operations making active use of derivatives.

Market risk can be divided into various factors: foreign exchange rate, interest rate, equity price, and option risk. Fine-tuned management for each risk category is achieved by employing the VaR method in conjunction with suitable indicators for managing the risk of individual financial instruments such as the basis-point-value (BPV) indicator, which measures the potential change in earnings stated at market value for every 0.01 percentage-point fluctuation in interest rates.

At SMBC, whenever the VaR, owing to sharp changes in the market, is likely to exceed the guidelines, which have been determined conservatively to maintain consistency with the market risk capital limit set according to the business strategy, contingency plans are put into effect and the ALM Committee convenes an extraordinary meeting. The market risk of its strategic equity investments held by units other than the Treasury Unit and the market risk taken by the major subsidiaries are also included in the integrated risk measurement performed by the Corporate Risk Management Department. The VaR is regularly calculated and reported to the Board of Directors and the Management Committee.

The VaR results of the trading and banking accounts on a consolidated basis for fiscal 2002 were as follows:

■ SMBC's VaR Results

(Billions of yen)

	Maximum	Minimum	Average	Last Day of Term
Trading Accounts	1.9	0.8	1.3	1.7
Banking Accounts	48.4	29.7	39.5	36.4

(VaR for a one-day holding period with one-sided confidence interval of 99.0%. The VaR model for trading accounts includes major consolidated subsidiaries. Figures for trading accounts exclude specific risks.)

The market occasionally undergoes extreme fluctuations that exceed projections. To manage market risk, therefore, it is important to run simulations (stress tests) of situations that may occur only once in many years. At SMBC, periodic stress tests are conducted to prepare for unforeseeable swings.

The internal model used by SMBC (SMBC VaR) has been periodically evaluated by an independent auditing firm and certified as appropriate. In addition, the relationship between the VaR calculated with the model and the actual profit and loss data is back-tested. The back-testing results for SMBC's trading accounts for fiscal 2002 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day. On only one day during the period did an actual loss exceed the model's predicted VaR. This fact demonstrates that the SMBC VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

■ SMBC's Back-Testing Results (Trading Accounts)



Marginal Profit or Loss (Billions of yen)
1.5
1.0
0.5
0
-0.5
-1.0
-1.5
-2.0
-2.5
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
VaR (Billions of yen)

To manage the risk of yen-denominated banking accounts, SMBC uses gap analysis employing maturity ladders and the earnings-at-risk (EaR) model, in addition to the VaR model. In the case where an external factor, such as interest rates, moves in an unfavorable direction, the EaR model can indicate the largest estimated change in earnings (interest rate spread) for a set period at a given probability. Because strategy and budgetary planning is based on the earnings for a period, SMBC uses the EaR model to supplement the VaR model. Using Monte Carlo simulations to generate 1,000 scenarios, SMBC tests the magnitude of the effect that new deposits and loans will have on a period's earnings.

Stock price fluctuations have a major effect on financial statements. At SMBC, strengthening the management of stock price fluctuation risk is one of the most important management goals.

While taking steps to maintain a level of strategic equity investment that matches financial strength, as shown by such indicators as shareholders' equity, SMBC is also working to effectively manage stock price fluctuation risk. Specifically, the Corporate Risk Management Department establishes strict limits on total allowable market risk, including risk related to strategic equity investment, and manages those limits.

■ Composition, by Industry, of Listed Equity Portfolio



(%)
(March 31, 2003)
30
25
20
15
10
5
0
SMBC Portfolio
TOPIX
Nikkei Average
Fisheries/Farming/Forestry
Mining
Construction
Food Products
Textiles
Pulp/Paper
Chemicals
Pharmaceuticals
Petroleum/Coal
Rubber Products
Glass/Minerals
Steel
Nonferrous Metals
Metal Products
Machinery
Electric Machinery
Transport Machinery
Precision Machinery
Other Products
Electricity/Gas Utilities
Overland Transport
Marine Transport
Air Transport
Warehousing/Distribution
Telecommunications
Wholesale
Retail
Banking
Securities
Insurance
Other Financial
Real Estate
Services

Liquidity Risk

At SMBC, liquidity risk is one of the major risks. So as not to be overly dependent on market-based funding to cover short-term cash outflows, SMBC's liquidity risk management is based on a framework consisting of setting funding gap limits and guidelines, maintaining a system of highly liquid supplementary funding sources, and establishing contingency plans.

In daily risk management operations, SMBC prevents a cumulative increase in liquidity risk by adjusting the funding gap limits and guidelines. For emergency situations, there are contingency plans in place to reduce the funding gap limits and guidelines and other measures. To prevent the possibility of market crises interfering with funding, SMBC carries highly liquid assets, such as U.S. Treasury securities, and has emergency borrowing facilities in place, which also enable foreign currency-denominated liquidity management.

Processing Risk

Processing risk is the possibility of losses arising from negligent administration by employees, accidents, or unauthorized activities.

SMFG recognizes that all work processes inevitably involve a certain element of risk. We are therefore working to raise the level of sophistication of our management of processing risk across the whole Group by ensuring that each branch conducts its own regular investigations of processing risk; minimizing losses in the event of processing errors or negligence by drafting exhaustive contingency plans; and carrying out thorough quantification of the risks under management.

In the administrative regulations of SMBC, in line with the basic policies of risk management followed by the whole Group, the basic administrative regulations are summarized as "comprehending the risks and costs of administration and transaction processing, and managing them accordingly," and "seeking to raise the quality of administration to deliver high-quality service to customers." Adding new policies or making major revisions to existing ones for processing risk management requires the approval of both the Management Committee and the Board of Directors.

In the administrative regulations, SMBC has also defined specific rules for processing risk management. The rules allocate processing risk management tasks among six types of departments: the Operations Planning Department, compliance departments, operations departments, transaction execution departments (primarily front-office departments and branches), the Internal Audit Department, and the Customer Relations Department. In addition, there is a specialized group within the Operations Planning Department to strengthen administrative procedures throughout the SMBC Group.

SMBC includes processing risk in the calculation of risk capital requirements and has allocated a certain percentage of risk capital to cover it, based on the risk quantification model.

Systems Risk

Systems risk is the possibility of a loss arising from the failure, malfunction, or unauthorized use of a computer system. SMFG recognizes that the provision of a reliable computer system is essential for the effective implementation of management strategy in view of the IT revolution. We strive to minimize systems risk by drafting regulations and specific management standards, including a security policy. We also have contingency plans with the goal of minimizing losses in the event of a systems failure. The development of such a systems risk management system ensures that the Group as a whole is undertaking adequate risk management.

At SMBC, safety measures are strengthened according to risk assessment based on the Financial Services Agency's *Financial Inspection Manual*, and the *Security Guidelines* published by The Center for Financial Industry Information Systems (FISC).

Because computer-related trouble at financial institutions now has greater potential to impact the public, and with systems risk diversifying owing to the IT revolution, the resulting expansion of networks and the rise in the number of personal computer users, the necessary steps are taken to ensure the smooth, secure operation of our information systems. We have duplicated all systems and infrastructures, and the computer centers in eastern and western Japan have been fully proofed against earthquakes and other disasters. To maintain the confidentiality of customer information and prevent information leaks, sensitive information is encrypted, unauthorized external access is blocked, and all known countermeasures to secure data are implemented. There are also contingency plans and training sessions held as required to ensure full preparedness in the event of an emergency. To maintain security, countermeasures are revised as new technologies and usage patterns emerge.

SMBC also includes systems risk in the calculation of risk capital requirements and has allocated a certain percentage of risk capital to cover it, based on the risk quantification model.

Settlement Risk

Settlement risk is the possibility of a loss arising from a transaction that cannot be settled as planned. Because this risk comprises elements of several types of risk, including credit, liquidity, processing, and systems risk, it requires interdisciplinary management. At SMBC, the Operations Planning Department is charged with coordinating the management of settlement risk with the Credit Risk Management Department, which oversees credit risk, and the Corporate Risk Management Department, which oversees liquidity risk.

The Financial Services Complex

Maximizing Synergies, Customizing Solutions

Sumitomo Mitsui Financial Group

Consumer Banking
Offering optimal services and products to meet customers' exacting requirements

International Banking
Focusing on expansion of non-asset business while strengthening global relationships

Middle Market Banking
Ensuring smooth fund supply and designing tailored solutions to raise corporate value

Treasury Markets
Leveraging expertise, cutting-edge IT, and research to provide full backup for clients' market transactions

Corporate Banking
Marshalling the comprehensive capabilities of the Group to offer timely financial solutions

Investment Banking
Drawing on the Group's combined financial know-how to provide optimal financial solutions

Community Banking
Supporting the local community by providing convenient, high-quality financial services

Asset Restructuring
Exploring all possible avenues to revitalize and restructure corporate clients

In consumer banking, SMFG offers high-value-added financial services, leveraging the advantageous industry position that SMBC has commanded since its establishment in April 2001. We endeavor to maximize our capabilities to develop outstanding products, services and distribution channels, as well as our consulting abilities, provided by personnel with high levels of expertise.

SMFG will continue to give priority to the consumer banking business. We aim to maintain our position as a leading financial services complex, creating new *de facto* standards with our business models and our earnings structure.

To this end, we have been propelling our business dynamically and efficiently by: (1) establishing a consulting-focused business model; (2) reshaping the earnings structure of the settlement financing business; and (3) reinforcing low-cost operations with a view to maximizing core business results.

The central theme of consumer banking operations at SMBC, our banking subsidiary, is "One's Next," which refers to our goal of helping customers determine the next step of their financial plans according to their stage of life. Under this initiative, we offer our customers new value: a sense of security and greater convenience.



SMBC's new branch model emphasizes personalized customer service. (Sannomiya Branch)

Establishing a Consulting-Focused Business Model

At SMFG, centering on SMBC's Consumer Banking Unit, we provide a comprehensive range of financial products and services addressing both the asset management and financial requirements of the individual. To respond to each customer's needs and promote our business effectively, we have specified consulting services as our core task, especially in private banking and asset management (focusing on business owners and other high net worth individuals seeking highly professional and objective consulting for specific asset-management needs), as well as asset-building (focusing on wage earners and pensioners). To these customer segments, services are provided by experienced private bankers and professional financial consultants operating in our Block Consumer Business Offices and Asset Management Plazas, and the "Money-Life" consultants assigned to our branches.

To support this initiative, we continuously expand our lineup of products such as investment trusts and pension funds, and strengthen human resource development to enable our staff to provide an even higher level of consulting service. At the same time, we have been expanding our proposal tools and upgrading our customer databases including our customer relationship management (CRM) system. Such data enable us to provide individuals with solutions that address their specific financial needs at particular life stages. We are also taking steps to improve our marketing and promotion efforts. Such measures include modifying branches and counters into sales promotion sites, with dedicated staff available for consultation.

Regarding home mortgages, our objects are two-fold: obtaining returns commensurate with credit risk, and increasing our market share. To reach our goals, we are introducing risk-adjusted strategic pricing and automatic credit screening systems to accelerate processing speed and to obtain accurate risk assessments. Additionally, through the life-plan consulting services provided by Money-Lifestyle Consulting Desks, available in 293 branches, we offer highly focused solutions to customers' specific borrowing needs, which include mortgage refinancing, home renovations, and education.

Reshaping the Earnings Structure of the Settlement Finance Business

Regarding the settlement business, we are developing a business model which incorporates a unified Groupwide settlement infrastructure, with a view to further integrating and improving the quality of our financial services. Through this approach, we will be able to further enhance customer convenience, while also promptly responding to settlement-related financing needs, thus accelerating the speed of bringing our settlement service to the profit-generation stage.

For example, by undertaking cross-selling of our new card loan (*O*ne's *Q*uick) and credit cards, among other key products, using the new ordinary account with the point system initiated in November 2002 (*O*ne's plus) as our platform, we were able to integrate the services of SMBC and Sumitomo Mitsui Card Company, Limited, leading to the unified provision of cash settlement, credit card settlement, and payment and settlement services for individuals.

In addition, to further improve customer convenience we are upgrading the features of the popular online service "*O*ne's *D*irect." We are also working on enhancements in other areas, such as the expansion of ATM arrangements with non-banks and the provision of Internet-based financial services through The Japan Net Bank, Ltd.

In the consumer finance business, cooperation is being strengthened among SMBC, At-Loan Co., Ltd., and Sumitomo Mitsui Card, as well as other Group companies. This aims at aggressive expansion of operations across a wide market, taking into account individual business models and the strengths of each company's customer base, infrastructure, and other strategic attributes.

SMBC is taking steps to meet the need for a stable supply of settlement funds created by the new card loan. At-Loan is a dedicated provider that responds promptly to a variety of customers, drawing on its credit screening know-how for individuals. Sumitomo Mitsui Card offers financing solutions for the settlement of consumer purchases.

We will continue to forge mutual cooperative arrangements leveraging individual strengths, while expanding and enhancing our consumer finance business, so as to provide all types of support for consumers' diversifying modes of consumption.

Reinforcing Low-Cost Operations

Each Group company has worked continuously to raise operational efficiency, on the basis that improving our expense ratio is the principal source of competitive strength. This is particularly true of the consumer finance business. Consequently, to optimize the performance of our core business of consumer finance, we are making every effort to reduce our costs.

In July 2002 we completed systems integration of our manned branch network. After taking into consideration branch proximity, customer convenience, location, market and other factors, we consolidated 178 branches, which reduced the total to 401 branches (including the SMBC head office). Consequently, we decreased operating expenses and raised efficiency within the branch network.

We are further reducing costs, enhancing customer convenience, and meeting customers' diverse needs by improving the features of *O*ne's *D*irect and actively working to expand ATM service availability at convenience stores. Other efforts include the radical streamlining of business processing-routines at branches and an improved cost performance for manpower through outsourcing. Thus we will continue to raise efficiency while simultaneously enhancing the quality of our customer service.



SMFG provides various solutions to small and medium-sized companies, leveraging its Groupwide strength to meet their diversifying needs.

During the past year, we have focused especially on: (1) ensuring a steady supply of funds, realizing our function as a capital market intermediary; and (2) fostering closer business relationships with customers through the provision of tailored solutions to enhance their net worth. In fiscal 2003, we aim to provide speedier, higher value-added services that improve customer convenience, thus firmly reinforcing the SMFG brand in this business area.

Providing a Steady Supply of Funds and Intermediary Services

To ensure a steady supply of funds as a capital market intermediary, thereby forging ever-stronger bonds of trust with customers, we have actively promoted a novel approach to banking relationships, placing special emphasis on:

(1) Developing a flexible system that enables us to respond more effectively to customer needs
(2) Explaining clearly to customers the way we set interest rates at the level appropriate for each loan, taking into account the customer's financial condition and the repayment period, and advising customers on ways to improve their financial condition and business performance
(3) Responding promptly to loan applications

Under this approach, implemented mainly through SMBC's nationwide branch network, we have made progress in building a lending system that enables credit risk-taking based on appropriate returns and affords greater flexibility in catering to the financing needs of small and medium-sized companies in particular.

Specifically, we have assigned specialists to the branches to proactively market an extensive lineup of loan products based on a proprietary credit rating system specially designed for small and medium-sized businesses. Such loan products include our *Business Select Loan*, an unsecured loan allowing qualified customers to borrow up to ¥50 million without a third-party guarantee.

Responding to the needs of a wide range of middle market customers, we extended 41,000 such loans, with a total value of ¥1,250 billion. In particular, our strong advertising campaign comprising television commercials and newspaper advertisements enabled us to register 24,000 *Business Select Loans* with a total value of ¥450 billion.

During fiscal 2002, we were able to extend loans to 14,000 first-time customers, with a total loan amount of ¥980 billion.

Enhancing Customers' Net Worth

At SMFG, through the proposal of solutions to customers for increasing their net worth, we have developed closer ties with customers and won the level of trust necessary for becoming the first choice for their banking needs.

Specifically, experts at each of SMBC's Corporate Business Offices and specialists at Head Office collaborate closely to offer customers highly sophisticated financial services in a timely manner.

As a result, we have secured a large market share in domestic exchange transactions and increased the number of foreign exchange transactions.

We provide services such as securitization and loan syndication to help customers improve their capital efficiency, and propose business matching, M&As, and expansion into overseas markets as means of increasing profitability. We have assigned teams of specialists to further enhance the implementation of these solutions and have many customers using our service.

Regarding syndicated loans, we have realized a substantial rise in the number of contracts compared with the previous fiscal year, having successfully communicated the advantages of loan syndication as a new means of fund procurement for small and medium-sized corporate customers. M&As and other restructuring solutions we have developed jointly with Daiwa Securities SMBC Co. Ltd. have also been well received.

We have also enjoyed much positive feedback on the China Seminars we offered 23 times during fiscal 2002, which were attended by 1,600 companies interested in establishing a presence in China, as well as three business matching events held by SMBC Consulting Co., Ltd. for 1,700 companies.

Increasing Customers' Trust

In fiscal 2003, we will continue to meet customers' expectations on financing at all branches and offices by offering higher added-value services and responding more quickly to customer needs.

To make our loans more accessible, we will expand the scope of requirements for loan eligibility beyond the current routine screening. To speed up our response to loan applications, we will transfer more authority to our branches.

We are making full efforts to meet the diversifying needs of small and medium-sized companies. Such efforts include the introduction of a streamlined credit rating system for foreign exchange transactions and increased support for customers considering initial public offerings. We will also continue to invest our energies into providing solutions that enhance our customers' net worth.

A growing number of public enterprises are privatizing and becoming independent. To meet the special needs of this new client sector we are creating project teams tasked with improving existing business solutions. Regarding business matching, for which we earned considerable recognition in the previous term, we will increase the number of matches by focusing on region and business type.

In loan syndication, which is gaining wide acceptance as a fund-procurement method, SMBC has pioneered debt IR* activities in the domestic market, thereby expanding fund procurement opportunities. Thus, the Group is providing support for the smooth and reliable supply of funds. To improve customer convenience through the rationalization of the settlement process, we released *Web21*, an electronic banking currency exchange service, and the *Global e-Trade Service* for electronic trade transactions.

Through these initiatives and approaches, we aim to win increased trust and support for our solution-driven marketing, thereby continuing to develop stronger relationships with our customers.

* Debt IR refers to Investor Relations activities targeting our creditors (such as other banks with whom we conduct business and holders of our debentures) and credit rating agencies.



The Corporate Business Office



The Business Support Office

SMFG, primarily through SMBC's Corporate Banking Unit, provides a wide array of services to leading corporations and their group companies—a customer segment with a broad range of management and financial issues and strategies. Our mission is to develop optimal solutions for our customers by marshalling the comprehensive financial services of the entire Group.

SMBC's Corporate Banking Departments in Tokyo, Nagoya, and Osaka work together with the Investment Banking Unit, as well as Group companies and affiliates, such as Daiwa Securities SMBC Co. Ltd. and The Japan Research Institute, Limited. The staff of these departments and companies pool their wealth of knowledge and expertise to devise the most suitable strategies for augmenting our customers' enterprise value and ensuring the smooth execution of transactions.

Major Accomplishments

In a departure from a "product-push" approach, which emphasizes the marketing of existing products and services to customers, we have strongly promoted a "demand-pull" approach that gives priority to providing tailor-made solutions for each client.

Financial solutions

Central to these services is the provision of financial solutions designed to assist customers in their balance sheet management. As a recent financial strategy, companies are striving to create financial balances that will garner trust internationally while possessing the strength to generate revenue in any operating environment. To this end, we discuss with clients their entire assets and liabilities on an item-by-item basis. Responding to the individual needs of each customer, we utilize a variety of methods and instruments, including asset finance, off-balancing such as securitization, and risk-hedging. In this way, we provide customized solutions to meet the exacting demands of our customers.

Business management solutions

Business management solutions constitute yet another cornerstone of our service lineup. With a view to increasing our customers' enterprise value, we conduct multifactor analyses, taking into consideration such factors as growth potential and core-business synergies. Based on the resulting hypothesis, as well as intensive discussions with each customer, we propose and implement mergers, acquisitions, and divestitures, as well as management buyouts or whatever is appropriate, actively employing the ample resources of SMFG. Through this process, we work to create the portfolio of businesses most suited to a particular customer.

Key Goals

In Japan, economic trends and the corporate business environment have been changing at a dizzying pace. We are resolved to further expand our services and product lineup so as to increase customer satisfaction by promptly responding to such environmental changes and providing financial services in a timely manner.

Increasingly sophisticated financial and business-management solutions

Corporate demand remains strong for balance sheet management and corporate restructuring. To respond to these increasingly complex and evolving requirements, we are continuously broadening our knowledge base with the objective of providing optimal solutions.

Responding to the diversification of funding methods

Although domestic private-sector funding needs remain low overall, there is a positive demand for financing among certain companies. To meet this demand, we offer a range of fundraising methods that effectively utilize debt capital market financing instruments such as loan syndications.

Facilitating risk hedging

Drawing on SMFG's extensive database of risk-related information, we will continue to offer our customers means for managing and hedging various types of risk, such as credit risk.

Providing settlement know-how

We are actively developing an array of cash management services (CMS) in the broadest sense, utilizing all varieties of administrative know-how possessed by SMFG. These services include support for the establishment of overseas operations, notably in China, cash management at foreign locations, efficient cash management tools, and linkage of corporate accounting systems. We also provide consulting and support services for the settlement of transactions and the outsourcing of office work.

Community Banking

With a view to enhancing our banking services for small businesses and individuals in the greater Tokyo metropolitan area, SMFG established the Community Banking Unit upon the merger on March 17, 2003 of SMBC and THE WAKASHIO BANK, LTD. As successor to the branches and head office functions of Wakashio Bank, the Community Banking Unit began operating as a new unit of SMBC, in charge of 34 branches, mostly within central Tokyo.

Major Accomplishments

The central mission of Wakashio Bank has been to provide support to the local community by offering convenient, high-quality financial services to small and medium-sized businesses and individual customers.

Promotion of the *Business Quick Loan*

In October 2002, the previously available loan product *Business Support* was improved to assure greater ease of use, and then released under the brand name *Business Quick Loan*, as a large business loan. In March 2003, the lending ceiling for this product was raised from ¥30 million to ¥50 million. As a result, for the six-month period following the product's launch, the number of loans extended reached 929, with a total value of ¥17.5 billion. New customers accounted for roughly half of this total.

Establishment of the Wakashio Business Club

In November 2002, the Wakashio Business Club was set up in collaboration with SMBC Consulting Co., Ltd. Established as a membership organization for business owners, the Club provides all kinds of information to members, and also offers consulting and other services, addressing the various management issues facing entrepreneurs.

Expansion of services and products for individuals

To further improve customer convenience, the mutual use of ATMs was realized with SMBC as well as with post offices. For individual customers, pension funds were added to the lineup of products in October 2002.

Expansion of the community banking branch network

We are expanding our network of community banking branches with the aim of further improving customer convenience and providing high-quality financial services with a personal touch.

Key Goals

The Community Banking Unit will address the significant challenge of enhancing its business model, building on the achievements of Wakashio Bank and focusing on services for customers in the local community. By blending such a business model with SMBC's established brand and high capability for providing sophisticated financial services, we aim to provide tailored solutions to meet our customers' needs, with even higher added value and improved convenience.


「コミュニティバンキング本部」がスタートします。
3月17日、わかしお銀行と
三井住友銀行は合併しました。
三井住友銀行

Poster announcing the start of the Community Banking Unit

The international banking operations of SMFG, centering on SMBC's International Banking Unit, serve all customers outside Japan, including Japanese and foreign companies, financial institutions, sovereign governments, and public entities, as well as offices and subsidiaries of multinational corporations in Japan.

Fiscal 2002—SMFG's first year of operation—marked the beginning of a period of fundamental reforms. We have reexamined our business approach, and now stand ready to promote a full-scale program for realizing more efficient and strategic international operations. Major accomplishments in fiscal 2002, the year ended March 31, 2003, and key goals for fiscal 2003 are outlined below.

Major Accomplishments

(1) Improved ROA and expanded fee-based business

By strategically deploying resources to businesses that are not asset-based, such as cash management service (CMS) contracts, clearing, custody and exchange services, we serve a broad range of our customers' financial requirements while simultaneously realizing more efficient asset management for the Group as a whole.

(2) Strengthened liabilities-related services

Liabilities-related services are another priority. Through close cooperation between SMBC's International Banking Unit and the Treasury Unit, we expanded our deposit base to ensure a stable source of funds. In particular, we emphasized liabilities-related services, which mainly entailed marketing our CMS business, especially in Asia, to increase deposits.

(3) Implemented "right-sizing" to create a strategic global network

We aggressively restructured operations to utilize our network more efficiently and flexibly. Simultaneously, we invested in strategic regions while making further staff reductions and undertook an exhaustive review of business methods. We also took steps to further enhance the quality of our services.

Especially in China-related business, we set up new support systems both in Japan and overseas, upgrading the all-embracing support provided to Japanese companies operating in China and others planning to enter that market.

We also established Sumitomo Mitsui Banking Corporation Europe Limited, a wholly owned subsidiary of SMBC, in March 2003 to centralize operations in Europe and thereby raise efficiency.

Key Goals

(1) Expand our service lineup through tie-ups with Japanese and overseas partners

In Asia, and particularly China, which has been posting remarkable growth in recent years, SMFG provides comprehensive services to Japanese companies entering these markets through the newly established China Business Promotion Department within the Middle Market Banking Unit of SMBC, SMBC branches in China, The Japan Research Institute, Limited, and SMBC Leasing Company, Limited. Through such collaborations, we provide information on local markets, assist in local fund procurement, conduct transactions with local banks, and settle payments within China and overseas.

Meanwhile, SMBC's Global Client Business Department, which serves foreign companies operating in Japan, is working more closely with overseas bases in Europe and the Americas. This enables us to provide international clients with customized services for their operations in Japan and Asia, drawing on the Group's worldwide resources.

(2) Provide a full line of financial services

SMFG provides a wide range of financial services, including CMS, trade finance, and securities-related services. To ensure the highest quality CMS support, we will introduce new CMS products and services, and make extensive use of alliances with local banks. In trade finance, we launched a comprehensive Internet service for foreign exchange transactions. In securities, we are working to supply Japanese and foreign institutional investors with optimal solutions for dealing with the reform of the Japanese securities settlement system. We are in the process of creating an all-round securities-related business that goes well beyond the traditional custody business.

(3) Review of credit-related services

Loans and other credit-related services remain a major source of earnings for SMFG. To increase our service diversity, we will augment our capabilities for conducting credit checks and credit management, as well as review all other related activities to raise the efficiency of asset management while simultaneously promoting our credit-related business. We will efficiently expand our credit business with foreign companies in Europe and the Americas through our credit extension facility for the Goldman Sachs Group and by other innovative initiatives.

We will pursue differentiated strategies in the Americas, Europe and Asia for the future development of SMFG's international banking operations. Our international business encompasses both Japanese companies operating in overseas markets and foreign companies doing business in Japan. In line with this, SMFG will continue to emphasize service formats that are not asset-based. To this end, SMFG companies will not only intensify cooperation among themselves, they will also form ties with overseas financial institutions to offer more extended services.

Treasury Markets

SMFG aims to provide its clients with world-class support services for their market transaction needs.

Supporting Customers' Transactions

Within SMFG, the Treasury Unit of SMBC undertakes operations in the domestic and international money, foreign exchange, bonds, and derivatives markets. Based on a careful evaluation of each client's needs, we design financial products and services that deliver optimal value-added solutions. Particularly noteworthy are the advances achieved in fiscal 2002 through the expansion of our product lineup and the development of related systems, with the aim of realizing a dramatic increase in customer satisfaction.

i-Deal

In November 2002, the Treasury Unit introduced *i-Deal*, an easy-to-use online dealing system allowing customers to directly and speedily conclude foreign exchange forward contracts over the Internet from their personal computers. More than just a direct trading channel, *i-Deal* offers many additional functions to customers—such as the provision of extensive market data—to help increase the efficiency of their business operations.

In just the first six months of service, *i-Deal* attracted 3,000 corporate subscribers and has received high marks for its ease of use.

Enhanced Marketing Capabilities in Asia

To offer Asian markets the full range of customer support services in funding, foreign exchange, and derivatives, we operate sales desks in Tokyo, Hong Kong, and Singapore. In addition to these cities, we have also established a sales desk in Bangkok in response to rising customer demand. Our customers across the region can rely on us to provide information and insightful advice relating to their particular areas of interest, and these sales desks enhance our ability to promptly handle customer transactions.

Strategic Outlook

To provide the highest level of services in the industry to support clients' market transactions, we keep abreast of the latest developments in financial technology and IT systems, and are further strengthening our capabilities in market research and analysis. We are also reinforcing our processing infrastructure, including our back-office functions and compliance.

Asset Liability Management and Dealing Operations

Through its Asset Liability Management and securities trading operations, SMBC's Treasury Unit strives to maximize earnings by pursuing appropriate control of market risk and liquidity risk, as well as promoting various well-timed arbitrage operations.

Business Performance

In Asset Liability Management and dealing operations involving funds denominated in yen and foreign currencies, we conduct dynamic and swift operations by accurately interpreting movements on domestic and foreign markets, while carefully assessing and monitoring all associated market and liquidity risks. Through these operations we posted record-high earnings in fiscal 2002.

We will continue to pursue bold but fine-tuned position-taking. We will also promote the expansion of transactions with customers, develop new earnings sources, and optimally leverage our talented staff through the deployment of a performance-linked pay and promotion policy. Moreover, we will further strengthen our risk management system. Through these developments, we are striving to secure a high and stable level of earnings. We will also promote closer cooperation among SMFG companies in the area of Asset Liability Management.



In investment banking, SMFG offers corporate customers a variety of fundraising methods, provides financial solutions such as M&As and securitization, and offers asset-management products such as investment trusts and pension assets. For corporate customers seeking to develop financial and business strategies, we draw on the combined know-how of the Group's finance companies—such as SMBC's Investment Banking Unit and Daiwa Securities SMBC Co. Ltd.—in creating optimal financial solutions that will satisfy customers' requirements.

Major Accomplishments

Developments in our loan syndication business in fiscal 2002 included new initiatives such as supporting customers' information disclosure by holding debt IR seminars, thereby facilitating smooth fundraising.

As a result, the number of domestic syndications organized by SMBC in fiscal 2002 surged to 349, an increase of 157 compared with a year earlier, for a total value of ¥4,500 billion, reflecting an expansion of ¥900 billion from the previous year. The number of private bond placements also displayed significant growth, rising to 2,227, for a total issue amount of ¥740 billion, a more than threefold expansion compared with the previous year as measured by both number of placements and total value.

Two Group companies are drawing recognition for their strong performances. Daiwa Securities SMBC, a key player in debt and equity markets, ranked first in the league table for lead management in corporate straight bonds including those of banks and securities companies, and ranked second for initial public equity offerings and secondary public equity offerings. It also advanced to second in the Thomson Financial M&A league table for Japan, up from 10th a year earlier. In asset management operations, Daiwa SB Investments Ltd. attained the top rank overall for the second year running in a survey by R&I.* Thus, we succeeded in expanding our market presence thanks to our ability to provide a wide range of sophisticated financial services.

Furthermore, in December 2002, SAKURA INVESTMENT MANAGEMENT CO., LTD. merged with four other asset management subsidiaries of the Mitsui and Sumitomo groups and formed the new entity, Sumitomo Mitsui Asset Management Company, Limited. The merger in April 2003 of Meiko National Securities Co., Ltd. and Sakura Friend Securities Co., Ltd. gave rise to the establishment of SMBC Friend Securities Co., Ltd. These developments exemplify SMFG's progress in making its Group management more efficient.

Noteworthy also from the perspective of cooperation within the Group was SMBC's establishment of joint outlets with Meiko National Securities, Sakura Friend Securities (now SMBC Friend Securities), and DLJ*direct* SFG Securities Inc. in November 2002.

Key Goals

In fiscal 2003, we will continue our efforts to leverage the comprehensive financial capabilities of the Group to provide clients with ever more effective investment banking services. In particular, we are confident that our cutting-edge financial services, provided through close cooperation between Daiwa Securities SMBC and SMBC, will enable our clients to achieve business success.

In the field of corporate revitalization, we are making full use of our extensive information network to design value-added solutions, such as M&As. To meet the funding needs of an even broader range of clients, we will further promote loan syndications and effective execution of debt IR activities, and offer our customers the advantage of greater diversity in fund procurement methods. In April 2003, SMBC became the first Japanese bank to act as an advisor in the formulation of a securitization program for patent rights.

This is just one example of the active efforts being made by the Group companies to quickly develop and launch new financial services, which include management buyouts (MBOs) and debtor-in-possession (DIP) financing, as well as trust banking services offered by SMBC.

Notes

* *Newsletter on Pensions and Investment* (Published by Rating and Investment Information, Inc.; Nov. 18, 2002 issue)



Daiwa Securities SMBC

Asset Restructuring

SMFG, led by SMBC's new Asset Restructuring Unit, will continue making strenuous efforts to promote corporate revitalization.

Major Accomplishments

To enable a more effective focus on the restructuring and reengineering of the businesses of corporate customers, the Asset Restructuring Unit was established in December 2002 through the integration of existing departments, as shown below.

(1) Credit Administration Department (transferred from the Corporate Services Unit)

(2) Tokyo Credit Business Departments I–VI, Osaka Credit Business Departments I–III, and Kobe Credit Business Department (transferred from the Middle Market Banking Unit)

(3) Credit Departments I–IV (transferred from the Corporate Banking Unit)

To supervise and support these departments, we set up a Planning Department within the Asset Restructuring Unit. The department is staffed by specialists in the tools for corporate revitalization—such as securitization, corporate restructuring, and the creation of corporate revitalization funds—as well as professionals with accounting and legal expertise drawn from throughout the bank.

The Asset Restructuring Unit has authority over approximately eighty percent of SMBC's problem assets disclosed under the Financial Reconstruction Law.

The Unit's first major task was to get the Japan Revival Fund up and running. The Fund was jointly set up by SMBC, The Bank of Tokyo-Mitsubishi, Ltd. and 13 regional banks, and began operations in the second half of fiscal 2002. These operations consist primarily of the purchase from financial institutions of claims on companies in need of rehabilitation, and equity investment in these companies.

SMBC's securitization of nonperforming loans increased from ¥467.4 billion in fiscal 2001 to ¥1,124.5 billion in fiscal 2002, of which ¥931.1 billion was achieved in the second half. In this way, the establishment of the Asset Restructuring Unit has enabled us to accelerate the off-balancing of problem assets.

Key Goals

From here on, we intend to put even more effort into the restructuring and reengineering of the business of corporate customers, as well as speed up the final disposal (off-balancing) of problem assets. To achieve these aims, we will make increasing use of approaches and methods developed by investment banks. We also plan to work with government organizations such as the Industrial Revitalization Corporation of Japan and the Resolution and Collection Corporation, with foreign-owned financial institutions, and with property management companies and other experts in the field. In this way, we are preparing for the early realization of a sounder loan portfolio in line with the introduction of the new BIS standards.

To achieve optimal results in corporate revitalization requires the focusing of extensive expertise, as well as the courage and ability to make swift decisions in critical situations. It is thus a very difficult line of business, but it offers tremendous opportunities for the development of new business, such as M&As. Moreover, the current moves toward the securitization of loan assets and real estate, and the creation of corporate revitalization funds could well lead to further major changes in the structure of Japan's financial market.

We will actively undertake these initiatives, as we seek ways to improve performance in response to the ongoing structural reforms of Japanese industry and ensure our future prosperity.



Please check the SMFG website for the latest information.

SMFG assigns a high management priority to environmental issues. We have drawn up the Group Environmental Policy to serve as the Group's basic action guidelines and have also formed the Group Environmental Committee. Through these initiatives, we promote coordinated, Groupwide environmental activities.

The Group Environmental Policy

Basic Concepts

Recognizing the importance of realizing a sustainable society, SMFG is making continuous efforts to harmonize environmental preservation and corporate activities, so as to both support the economy and contribute to the general well-being of society as a whole.

Specific Environmental Policies

- We provide environment-friendly financial products, information, and solutions that help our customers in their own efforts to preserve the eco-system
- We devise ways to reduce levels of environmental risk posed by our own activities and those of society at large
- We are determined to fulfill our social responsibilities through conservation of resources, energy saving, and the reduction of waste
- We enforce a policy of strict adherence to environment-related laws and regulations
- We practice a high level of disclosure of information relating to the Group's environmental activities, and make ceaseless efforts to improve our contribution to environmental preservation, incorporating the views of our own staff and concerned persons from outside the Group
- We place a high priority on thoroughly educating our staff in our environmental principles, and in ensuring that they conform to these principles in the performance of their work
- To ensure optimal effectiveness in environmental management, we set separate qualitative goals and numerical targets for each fiscal year; the results are then reviewed and incorporated into new plans to realize a process of continuous improvement
- These policies are published on the Group's website, and are also available in printed form upon request

June 1, 2003

Yoshifumi Nishikawa
President & Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.

Group Environmental Committee


Chairman
Directors of SMFG
Supervisory Unit
SMFG Public Relations Department
O Committee members
SMFG
SMBC
Sumitomo Mitsui Card
SMBC Leasing
JRI
O Group Environmental Strategy Adviser
JRI's Center for the Strategy of Emergence

[Group Environmental Initiatives]

Environmental Seminars

SMFG held its first environmental seminar for client companies on March 4, 2003. The seminar was a success, with approximately 500 persons attending.



An environmental seminar at SMBC's Otemachi Head Office

□ Environmental initiatives demanded of the financial sector


Information 73%
Funding 10%
Environmental consulting 9%
Eco-funds, etc. 8%

(From questionnaire responses by attendees at seminar)

Publication of Environmental Magazine *SAFE*

SMFG provides a variety of environment-related information to clients and others through the bimonthly publication of the magazine *SAFE*.

1st edition: April 1996 (May 2003 edition is No. 42)
Published by: SMFG Public Relations Department
Number of copies: approximately 4,000 per edition
Description of Contents: Interviews with top management personnel at companies in the forefront of the environmental preservation movement
*Available on SMFG's Japanese-language website only.


SAFE
2003
5
vol.42
SMFG

Signatory to the UNEP Statement by Financial Institutions

The United Nations Environment Programme (UNEP), a UN organization established in 1972 and dedicated to environmental issues, drew up the Statement by Financial Institutions on the Environment and Sustainable Development (written in 1992, revised 1997). Thus far, 190 financial institutions in 46 countries have become signatories.

SMFG is a signatory to this statement, and the Group is assisting in preparations for the annual UNEP Conference for 2003, to be held in Tokyo in October.

ISO 14001 Certification

SMBC and The Japan Research Institute, Limited (JRI) have acquired ISO 14001 certification, the international standard for environmental management systems.



SMBC
(ISO certified: Headquarters, Osaka Head Office, Otemachi Head Office and Kobe Head Office)



JRI
(ISO certified: all offices with exception of Nagoya and Sapporo)

Please check the SMFG website for the latest information.

As a responsible corporate citizen, each SMFG company undertakes a wide range of activities to contribute to the welfare of society as a whole.

Social Welfare

Group companies organize and participate in a wide range of social welfare activities, and also support organizations devoted to such causes to help create a more benevolent society.

SMBC Volunteer Fund

The SMBC Volunteer Fund makes donations to volunteer organizations dedicated to providing assistance in the case of disasters and economic hardship. This fund is financed by SMBC employees who make a voluntary contribution of ¥100 per month. Donations were made to 11 organizations in fiscal 2002.


Cambodian children

Major Donations by the Fund in Fiscal 2002

- ○ Desks, chairs and educational materials for an elementary school in Cambodia
- ○ Operating costs for a medical center in Haiti
- ○ Funds to support the education of children of Afghan refugees

Donating Voided Postcards, Unused Stamps, etc.

SMBC encourages employees to donate voided or otherwise unusable postcards and unused telephone cards to volunteer groups. At Sumitomo Mitsui Card Company, Limited, employees are encouraged to donate used stamps and prepaid cards to volunteer groups.

International Cooperation

SMFG engages in a variety of international cooperation activities.

Supporting UNICEF

- ✲ At SMBC, foreign coin collection boxes are placed at the entrances of all manned branches in Japan. Coins donated by customers are later sorted by currency and sent to UNICEF. SMBC also offers the *UNICEF Donation Account*, through which customers donate their net interest to UNICEF and a matching amount is donated by SMBC.
- ✲ Through its *World Present* points service for members of the VISA Japan Association, Sumitomo Mitsui Card collects donations from VISA cardholders every year and presents them to the Japan Committee for UNICEF. Sumitomo Mitsui Card also issues cards incorporating donations to specified charities, such as the *UNICEF VISA Card* and the *Red Feather VISA Card* (offered in cooperation with the Central Community Chest of Japan). The Company makes its own donations to the working funds of all these organizations out of the revenues it receives from the card business.

Donation of Staff Uniforms

Sumitomo Mitsui Card recently discontinued the use of uniforms for its staff, and donated approximately 4,400 ensembles to the Tokyo-based volunteer organization Motherland Academy, which distributes them to needy people throughout the world. Countries receiving donations thus far include Liberia and Mali.

SMBC Global Foundation

The SMBC Global Foundation provides scholarships to university students in Asian countries such as Thailand, China, Indonesia, and Singapore.

SMBC Foundation

Through its education and international exchange programs, the SMBC Foundation aims to help nurture the human resources necessary to achieve sustainable development in developing countries. To this end, the foundation offers scholarships to students and provides subsidies to researchers and research institutions around the world undertaking projects related to developing countries.

Supporting Employees' Volunteer Activities

SMFG actively supports employees' participation in volunteer activities.

YUI—an SMBC Volunteer Organization

YUI, a volunteer organization at SMBC, engages in welfare activities aimed at promoting interaction between SMBC employees and the general public. In fiscal 2002 the organization started offering computer courses for people with impaired hearing. It also donates to various charitable causes the proceeds of bazaars and movie screenings organized by members.

Sign-Language Courses

SMBC offers sign-language courses to employees, thereby promoting communication with and enhanced understanding of persons with hearing disabilities.


Sign-language class

Seminars for Experiencing Volunteer Activities

SMBC holds training sessions for its staff after working hours as well as on weekends and holidays. One such session enables participants to experience what it feels like to be visually impaired. SMBC also provides employees with information on various volunteer activities, and encourages their participation in such events.

Neighborhood Cleanup Programs

At SMBC Leasing Company, Limited, the staff at the Osaka headquarters make extensive efforts to beautify the surrounding area. Such efforts include a regular neighborhood cleanup conducted along Midosuji Street, a major thoroughfare. In August 2002, the company received a letter of thanks from the Director-General of the Kinki Regional Development Bureau, within the Ministry of Land, Infrastructure and Transport.

Financial Section and Corporate Data

Financial Section

Financial Review [SMFG] (Consolidated) 48
Financial Review [SMBC] (Nonconsolidated) 51
Reorganization of Group Companies 54

SMFG

Consolidated Balance Sheet 56
Consolidated Statement of Operations 57
Consolidated Statement of Stockholders' Equity 58
Consolidated Statement of Cash Flows 59
Notes to Consolidated Financial Statements 61
Independent Auditors' Report 82
Summary of Significant Differences between Japanese GAAP and U.S. GAAP 83

SMBC

Supplemental Information 88

SMFG

Income Analysis (Consolidated) 92
Assets/Liabilities (Consolidated) 95
Capital Ratio 98
Capital (Nonconsolidated) 99

SMBC

Income Analysis (Consolidated) 103
Assets/Liabilities (Consolidated) 106
Income Analysis (Nonconsolidated) 109
Deposits (Nonconsolidated) 114
Loans (Nonconsolidated) 116
Securities (Nonconsolidated) 121
Capital Ratio 123
Ratios (Nonconsolidated) 124
Capital (Nonconsolidated) 126
Others (Nonconsolidated) 129
Trust Assets and Liabilities (Nonconsolidated) 131

Corporate Data

Sumitomo Mitsui Financial Group, Inc.
Board of Directors, Corporate Auditors, and Executive Officers 133
SMFG Organization 133

Sumitomo Mitsui Banking Corporation
Directors, Corporate Auditors, and Executive Officers 134
SMBC Organization 136

Principal Subsidiaries and Affiliates 138
International Directory 141

The following is a summary of SMFG's consolidated and SMBC's nonconsolidated financial results for fiscal 2002, ended March 31, 2003.

Financial Review (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year-on-year comparisons are with consolidated figures of SMBC.

1. Operating Results

Consolidated financial results for fiscal 2002, include the results of 170 consolidated subsidiaries (124 in Japan and 46 overseas) and 47 subsidiaries and affiliates accounted for by the equity method (20 in Japan and 27 overseas).

Consolidated gross profit showed a year-on-year increase of ¥106.3 billion, to ¥2,184.0 billion. This was the result of success in improving earnings power through across-the-board measures to raise efficiency and strengthen operations, as well as vigorous efforts to improve the cost structure. Operating expenses decreased by ¥46.3 billion year-on-year, to ¥889.2 billion, but valuation losses on equity holdings worsened from the previous business term, in addition to further progresses in disposal of nonperforming loans. Ordinary loss came to ¥515.7 billion. Extraordinary losses, income taxes, and minority interests resulted in net loss of ¥465.3 billion.

Deposits (excluding negotiable certificates of deposit) as of March 31, 2003, stood at ¥62,931.0 billion, a ¥2,054.9 billion decrease compared with a year earlier.

Loans and bills discounted declined ¥2,562.6 billion over the same period to ¥61,082.9 billion, while securities increased ¥3,423.8 billion to ¥24,118.5 billion.

Despite a capital increase of ¥495.3 billion during the term, total stockholders' equity declined by ¥488.5 billion year-on-year, to ¥2,424.0 billion due to posting of net loss, and valuation losses on securities holdings stemming from lower stock prices.

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

March 31	**2003** (A)	2002 (B)	Increase (decrease) (A) – (B)
Consolidated subsidiaries	170	144	26
Subsidiaries and affiliates accounted for by the equity method	47	38	9

Income Summary

Year ended March 31	Millions of yen 2003 (A)	2002 (B)	Increase (decrease) (A) – (B)
Consolidated gross profit	¥2,184,006	¥2,077,681	¥ 106,325
Net interest income	1,399,504	1,449,783	(50,279)
Trust fees	7	—	7
Net fees and commissions	352,900	319,532	33,368
Net trading income	205,770	129,432	76,338
Net other operating income	225,823	178,932	46,891
General and administrative expenses	¥ (889,237)	¥ (935,553)	¥ 46,316
Total credit cost	(1,200,904)	(1,703,363)	502,459
Write-off of loans	(364,605)	(391,923)	27,318
Transfer to specific reserve	(407,963)	(681,457)	273,494
Transfer to general reserve for possible loan losses	(250,636)	(527,445)	276,809
Others	(177,698)	(102,537)	(75,161)
Gains (losses) on stocks	¥ (621,526)	¥ (17,808)	¥(603,718)
Equity in earnings of affiliates	5,718	2,964	2,754
Other income (expenses)	6,193	(4,547)	10,740
Ordinary profit (loss)	¥ (515,749)	¥ (580,628)	¥ 64,879
Extraordinary gains (losses)	(75,164)	(23,710)	(51,454)
Income (loss) before income taxes and minority interests	(590,914)	(604,338)	13,424
Income taxes, current	(66,068)	(101,860)	35,792
deferred	225,190	289,305	(64,115)
Minority interests in net income	(33,567)	(46,993)	13,426
Net income (loss)	¥ (465,359)	¥ (463,887)	¥ (1,472)
[Reference]			
Consolidated banking profit (Billions of yen)	¥ 1,131.0	¥ 991.9	¥ 139.1

Notes: 1. Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fees and commissions (income) – Fees and commissions (expenses)) + (Trading profits – Trading losses) + (Other operating income – Other operating expenses)
2. Consolidated banking profit = SMBC's nonconsolidated banking profit (excluding transfer to general reserve for possible loan losses) + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit x Ownership ratio – Internal transactions (dividends, etc.)

Assets, Liabilities and Stockholders' Equity

March 31	Millions of yen 2003 (A)	2002 (B)	Increase (decrease) (A) – (B)
Assets	¥104,607,449	¥108,005,001	¥(3,397,552)
Loans and bills discounted	61,082,946	63,645,586	(2,562,640)
Securities	24,118,520	20,694,632	3,423,888
Liabilities	101,186,654	104,108,534	(2,921,880)
Deposits	62,931,007	64,985,976	(2,054,969)
Negotiable certificates of deposit	4,853,017	6,662,097	(1,809,080)
Minority interests	996,720	983,847	12,873
Stockholders' equity	2,424,074	2,912,619	(488,545)

2. Unrealized Gains (Losses) on Securities

Steps were taken to eliminate unrealized losses on securities when two consolidated subsidiaries—the former SMBC and the former Wakashio Bank—merged on March 17, 2003. Before the merger, the former SMBC posted impairment loss on securities and, on the day of the merger, the merger surplus was used to write-off the remaining unrealized losses of the former SMBC.

Although SMFG recorded net unrealized loss of ¥24.8 billion for fiscal 2002 due to the drop in stock prices, this was a significant year-on-year improvement of ¥473.6 billion. Net unrealized loss on other securities (including other money held in trust), changes in which are directly charged to stockholders' equity, amounted to ¥30.6 billion.

Unrealized Gains (Losses) on Securities

	Millions of yen						
	2003				2002		
March 31	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	¥ 5,882	¥ 4,990	¥ 5,988	¥ (105)	¥ 892	¥ 1,262	¥ (370)
Other securities	(30,643)	464,864	272,943	(303,587)	(495,507)	260,042	(755,549)
Stocks	(165,442)	343,863	112,952	(278,395)	(509,305)	192,620	(701,926)
Bonds	111,164	74,705	117,093	(5,928)	36,459	58,810	(22,351)
Others	23,634	46,295	42,897	(19,263)	(22,661)	8,610	(31,271)
Other money held in trust	(44)	3,781	510	(555)	(3,825)	135	(3,960)
Total	(24,805)	473,635	279,443	(304,248)	(498,440)	261,440	(759,881)
Stocks	(165,442)	343,863	112,952	(278,395)	(509,305)	192,620	(701,926)
Bonds	116,016	79,382	121,945	(5,928)	36,634	59,303	(22,669)
Others	24,620	50,389	44,545	(19,925)	(25,769)	9,515	(35,284)

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and commercial papers as well as beneficiary claims on loan trust in "Commercial paper and other debt purchased."
2. In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period. The values of bonds and others are calculated using market prices at the end of the respective reporting period.
3. "Other securities" and "Other money held in trust" are valued at market prices. Consequently, the figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

3. Consolidated Capital Ratio (BIS Guidelines)

SMFG's consolidated capital ratio (BIS guidelines) at the fiscal year-end was 10.10%. (Please refer to the "Capital Ratio" section on page 98 for more information.)

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥5,978.9 billion, representing a ¥1,081.8 billion decline from the previous fiscal year-end. This decline was due to the posting of net loss and a decline in the market value of securities, which more than offset the capital increase during the term. On the other hand, risk-adjusted assets, the denominator in the equation, decreased ¥8,381.1 billion to ¥59,166.8 billion. This decline was mainly caused by the accelerated disposal of nonperforming loans and the sale of stockholdings, in addition to reductions in unprofitable overseas assets and domestic loans as a result of sluggish fund demand in Japan.

Consolidated Capital Ratio (BIS Guidelines)

	Millions of yen		
March 31	2003 (A)	2002 (B)	Increase (decrease) (A) – (B)
Tier I capital (A)	¥ 3,255,936	¥ 3,719,366	¥ (463,430)
Tier II capital (B)	2,961,619	3,504,772	(543,153)
Deductions (C)	(238,633)	(163,331)	(75,302)
Total capital (D) = (A) + (B) – (C)	¥ 5,978,922	¥ 7,060,807	¥(1,081,885)
Risk-adjusted assets (E)	¥59,166,864	¥67,548,012	¥(8,381,148)
Capital ratio (BIS guidelines) = (D) / (E) × 100	10.10%	10.45%	(0.35%)

4. Dividend Policy

Given the public nature of its business and respecting the stockholders interest, SMFG subscribes to a fundamental policy of paying dividends as deemed appropriate in view of the need to increase capital and preserve sound operation. After appropriating retained earnings to increase capital and in recognition of the year's large net loss, SMFG paid an annual dividend of ¥3,000 per share of common stock. Annual dividends for preferred stock were paid in the predetermined amounts for each category of preferred stock.

Financial Review (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures shown for fiscal 2001, ended March 31, 2002, are sum of the financial results of the former SMBC and the former Wakashio Bank. Figures for fiscal 2002, ended March 31, 2003, include the operating results of the former SMBC for the period from April 1, 2002 to March 16, 2003.

1. Operating Results

Banking profit (excluding transfer to general reserve for possible loan losses) in fiscal 2002 decreased ¥72.8 billion to ¥1,113.6 billion year-on-year, as a result of a ¥104.2 billion decrease in gross banking profit to ¥1,760.7 billion and a ¥31.4 billion decrease in expenses (excluding nonrecurring losses) to ¥647.0 billion. Banking profit (excluding transfer to general reserve for possible loan losses), however, surpassed the ¥1 trillion benchmark for two consecutive terms.

Ordinary loss, calculated by adjusting banking profit (excluding transfer to general reserve for possible loan losses) for nonrecurring items such as credit costs and losses on stocks, was ¥597.2 billion. Total credit cost (including transfer to general reserve for possible loan losses) at ¥1,074.5 billion was within banking profit (excluding transfer to general reserve for possible loan losses), and losses on stocks totaled ¥635.7 billion.

After adjusting for extraordinary gains (losses) and income taxes, net loss amounted to ¥478.3 billion.

2. Income Analysis

Gross Banking Profit

Despite a decline in extraordinary dividend payments from overseas subsidiaries of approximately ¥220.0 billion, gross banking profit declined only ¥104.2 billion year-on-year to stand at ¥1,760.7 billion. This was mainly the result of strong revenue from sales of derivatives and fees and commissions on loan syndications. In addition, a successful asset-liability management based on accurate projections of interest rate declines in the United States and elsewhere also contributed to increased earnings.

Expenses

Expenses (excluding nonrecurring losses), despite the costs stemming from the integration of the computer systems during fiscal 2002, decreased ¥31.4 billion year-on-year, to ¥647.0 billion. This was mainly due to a ¥22.5 billion decline in personnel expenses, and a ¥12.1 billion reduction in nonpersonnel expenses through integration of domestic and overseas branches and improved efficiency of sales channels, including ATMs.

Banking Profit

Banking profit (excluding transfer to general reserve for possible loan losses) decreased ¥72.8 billion from the previous fiscal year, to ¥1,113.6 billion.

Banking Profit

	Millions of yen		
Year ended March 31	2003 (A)	2002 (B)	Increase (decrease) (A) – (B)
Gross banking profit	**¥1,760,684**	¥1,864,879	¥(104,195)
Gross banking profit (excluding gains (losses) on bonds)	**1,625,025**	1,797,744	(172,719)
Net interest income	**1,223,336**	1,487,039	(263,703)
Trust fees	**7**	—	7
Net fees and commissions	**194,665**	165,512	29,153
Net trading income	**196,000**	121,289	74,711
Net other operating income	**146,672**	91,037	55,635
Gross domestic banking profit	**1,252,898**	1,267,680	(14,782)
Gross international banking profit	**507,785**	597,198	(89,413)
Transfer to general reserve for possible loan losses	**¥ (238,132)**	¥ (504,663)	¥ 266,531
Expenses (excluding nonrecurring losses)	**(647,040)**	(678,393)	31,353
Personnel expenses	**(253,907)**	(276,453)	22,546
Nonpersonnel expenses	**(357,682)**	(369,823)	12,141
Taxes	**(35,450)**	(32,115)	(3,335)
Banking profit	**¥ 875,511**	¥ 681,821	¥ 193,690
Banking profit (excluding transfer to general reserve for possible loan losses)	**1,113,643**	1,186,484	(72,841)
Banking profit (excluding transfer to general reserve for possible loan losses and gains (losses) on bonds)	**977,984**	1,119,350	(141,366)

Nonrecurring Losses (Credit Costs, etc.)

Nonrecurring losses totaled ¥1,472.7 billion in fiscal 2002. Credit cost of disposing specific problem loans amounted to ¥836.4 billion, and total credit cost (including transfer to general reserve for possible loan losses) decreased ¥471.7 billion to ¥1,074.5 billion, which was within banking profit (excluding transfer to general reserve for possible loan losses). Net loss on stocks was ¥635.7 billion due to decreases in stock prices, of which net loss on sale of stocks was ¥108.2 billion and loss on devaluation of stocks based on SMBC's self-assessment rule was ¥527.5 billion. (Please refer to the "Asset Quality" section beginning on page 14 for more information on problem assets and progress in reducing such assets.)

Ordinary Profit (Loss)

As a result of the foregoing, ordinary loss increased ¥75.6 billion year-on-year to ¥597.2 billion.

Extraordinary Gains (Losses)

Net extraordinary losses amounted to ¥73.8 billion. The major components of extraordinary losses were ¥20.2 billion in amortization expenses for transitional obligations on employees' retirement benefits, in addition to one-off expenses for branch integration resulting from systems integration due to the merger.

Net Income (Loss)

Net loss in fiscal 2002 increased ¥155.5 billion year-on-year to ¥478.3 billion. The current portion of income taxes under tax-effect accounting totaled ¥40.3 billion, while the deferred portion was ¥233.0 billion under tax-effect accounting. This relatively modest figure is partly due to conservative estimates of future earnings and the effects of the introduction of a taxation standard for enterprise tax based on revenue scale.

Ordinary Profit and Net Income

	Millions of yen		
Year ended March 31	**2003** (A)	2002 (B)	Increase (decrease) (A) – (B)
Banking profit (excluding transfer to general reserve for possible loan losses)	**¥1,113,643**	¥1,186,484	¥ (72,841)
Transfer to general reserve for possible loan losses	**(238,132)**	(504,663)	266,531
Banking profit	**¥ 875,511**	¥ 681,821	¥ 193,690
Nonrecurring gains (losses)	**(1,472,700)**	(1,203,449)	(269,251)
[Total credit cost] (Notes 1, 2)	**[(1,074,517)]**	[(1,546,199)]	[(471,682)]
Credit cost			
Write-off of loans	**(284,418)**	(285,363)	945
Transfer to specific reserve	**(375,359)**	(663,960)	288,601
Transfer to reserve for losses on loans sold	**(15,245)**	(37,034)	21,789
Losses on loans sold to CCPC	**(16,370)**	(8,363)	(8,007)
Losses on sale of delinquent loans	**(148,870)**	(50,589)	(98,281)
Transfer to loan loss reserve for specific overseas countries	**3,879**	4,546	(667)
Gains (losses) on stocks	**(635,708)**	(130,757)	(504,951)
Gains on sale of stocks	**51,205**	54,256	(3,051)
Losses on sale of stocks	**(159,448)**	(54,306)	(105,142)
Losses on devaluation of stocks	**(527,465)**	(130,708)	(396,757)
Enterprise taxes by local government	**(7,811)**	(30,000)	22,189
Others	**7,204**	(1,926)	9,130
Ordinary profit (loss)	**¥ (597,188)**	¥ (521,629)	¥ (75,559)
Extraordinary gains (losses)	**(73,799)**	(14,985)	(58,814)
Gains (losses) on disposition of premises and equipment	**(26,169)**	(14,334)	(11,835)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	**(20,167)**	(20,167)	—
Income taxes, current	**(40,299)**	(32,759)	(7,540)
Income taxes, deferred	**232,983**	246,522	(13,539)
Net income (loss)	**¥ (478,304)**	¥ (322,852)	¥(155,452)

Notes: 1. Total credit cost includes transfer to general reserve for possible loan losses.
2. Total credit cost in fiscal 2002 includes extraordinary losses of ¥770 million that was booked by the former Wakashio Bank.

3. Assets, Liabilities and Stockholders' Equity

Assets

SMBC's total assets at the fiscal year-end stood at ¥97,891.2 billion, a ¥4,689.6 billion decrease compared with a year earlier. Deposits with banks decreased ¥2,232.1 billion, due mainly to a reduced scale of international operations with the aim of raising the efficiency of foreign-currency-denominated fund operations. Loans and bills discounted also decreased by ¥3,020.0 billion, owing to a reduction in the amount of unprofitable loans overseas, weak corporate loan demand amid the prolonged economic slump and increased efforts by SMBC to collect on problem loans.

Liabilities

Liabilities at the fiscal year-end decreased ¥3,752.3 billion year-on-year to ¥95,611.9 billion. A decline of ¥2,901.3 billion in deposits and a drop of, ¥1,672.5 billion in negotiable certificates of deposit were the main factors resulting from reduced fund procurement from the market in line with reduced overseas assets.

Stockholders' Equity

Stockholders' equity decreased by ¥937.3 billion year-on-year to ¥2,279.2 billion at the end of fiscal 2002. The major reasons for this decline include a reduction in the market value of equity holdings caused by lower stock prices, and net loss for the reporting term.

Assets, Liabilities and Stockholders' Equity

	Millions of yen		
March 31	**2003** (A)	2002 (B)	Increase (decrease) (A) – (B)
Assets	**¥97,891,161**	¥102,580,796	¥(4,689,635)
Loans and bills discounted	**57,282,365**	60,302,319	(3,019,954)
Securities	**23,656,385**	20,496,287	3,160,098
Liabilities	**95,611,937**	99,364,232	(3,752,295)
Deposits	**58,610,731**	61,512,006	(2,901,275)
Negotiable certificates of deposit	**4,913,526**	6,586,039	(1,672,513)
Stockholders' equity	**2,279,223**	3,216,563	(937,340)

4. Unrealized Gains (Losses) on Securities

Steps were taken to eliminate unrealized losses on securities when the former SMBC and the former Wakashio Bank merged on March 17, 2003. Before the merger, the former SMBC posted impairment loss on securities and, on the day of the merger, the merger surplus was used to write-off the remaining unrealized losses of the former SMBC. Although decreases in stock prices during the period from March 17 to 31, 2003, resulted in a net unrealized loss on securities of ¥34.5 billion at the fiscal year-end, this was a significant year-on-year improvement of ¥450.7 billion. Unrealized losses on other securities (including other money held in trust), changes in which are directly charged to stockholders' equity, amounted to ¥17.9 billion.

Unrealized Gains (Losses) on Securities

	Millions of yen						
	2003				2002		
March 31	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ 3,803**	**¥ 2,657**	**¥ 3,909**	**¥ (105)**	¥ 1,146	¥ 1,165	¥ (19)
Stocks of subsidiaries and affiliates	**(20,428)**	**(20,327)**	**624**	**(21,052)**	(101)	12,740	(12,841)
Other securities	**(17,857)**	**464,556**	**257,680**	**(275,537)**	(482,413)	244,628	(727,042)
Stocks	**(152,354)**	**348,352**	**105,269**	**(257,624)**	(500,706)	181,134	(681,841)
Bonds	**108,712**	**71,138**	**112,417**	**(3,705)**	37,574	55,768	(18,195)
Others	**25,785**	**45,066**	**39,993**	**(14,207)**	(19,281)	7,723	(27,005)
Other money held in trust	**(44)**	**3,781**	**510**	**(555)**	(3,825)	135	(3,960)
Total	**(34,526)**	**450,667**	**262,725**	**(297,251)**	(485,193)	258,669	(743,864)
Stocks	**(172,782)**	**328,026**	**105,894**	**(278,677)**	(500,808)	193,875	(694,683)
Bonds	**111,528**	**73,523**	**115,234**	**(3,705)**	38,005	56,200	(18,195)
Others	**26,727**	**49,118**	**41,597**	**(14,869)**	(22,391)	8,593	(30,985)

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and commercial papers as well as beneficiary claims on loan trusts in "Commercial paper and other debt purchased."
2. The values of stocks excluding stocks of subsidiaries and affiliates are calculated using average market prices during the final month of the respective reporting period. The values of stocks of subsidiaries and affiliates are calculated using market prices at the end of the respective reporting period.
3. "Other securities" and "Other money held in trust" are valued at market prices. Consequently, the figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
4. Unrealized losses as of the end of March 2003 represent figures for newly recognized losses after the merger. Please refer to page 55 for an outline of succession procedures resulting from the merger.

Reorganization of Group Companies

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

(1) Establishment of a financial services complex with a holding company structure

Sumitomo Mitsui Financial Group, Inc. (SMFG) was established as the holding company of a financial services complex in fiscal 2002, as shown below.



Application of scheme for reorganization of companies
-Share transfer (to establish a bank holding company)
-Merger (between holding companies, and between subsidiary banks)
-Corporate split (by transfer of stock held by SMBC to SMFG in book value)
-Others
Before
After
SMBC
Wakashio Bank
Sumitomo Mitsui Card
SMBC Leasing
(*1)
Shareholders outside the Group
Japan Research Institute
Other Group companies
Daiwa Securities Group
Daiwa Securities SMBC
Daiwa SB Investments
SMFG
Wholly owned Subsidiaries
Directly invested companies
SMBC
Sumitomo Mitsui Card
SMBC Leasing
Japan Research Institute
Other Group companies
Daiwa Securities Group
Daiwa Securities SMBC
Daiwa SB Investments (*2)

(*1) Details of cross-shareholdings within the Group companies are not stated in this chart.

(*2) Shareholders of the Company other than SMFG and Daiwa Securities Group are not stated in this chart.

<Change of stockholders' equity of SMFG (Nonconsolidated)>

	Billions of yen				
	Share transfer as of the establishment (1)	Merger (2)	Capital raising (3)	Operating results for FY 2002 (4)	As of Mar. 31, 2003 (1) + (2) + (3) + (4)
Capital stock	¥1,000.0	¥ —	¥247.7	¥ —	¥1,247.7
Capital surplus	1,496.6	3.1	247.6	—	1,747.3
Retained earnings	—	36.8	—	124.7	161.5
Treasury stock	—	—	—	(0.4)	(0.4)
Total stockholders' equity	¥2,496.6	¥39.9	¥495.3	¥124.3	¥3,156.1

(1) Share transfer ....The amount of SMFG's net assets and book value of SMBC stock recorded on SMFG's opening balance account was equal to the amount of net assets of SMBC as of December 2, 2002, when SMBC became a wholly owned subsidiary of SMFG as a result of share transfer. Net assets of SMBC were divided into SMFG's capital stock and capital surplus, amounting to ¥1 trillion and ¥1,496.6 billion, respectively.

(2) Merger ....SMFG carried over the net assets of The Japan Research Institute Holdings, Ltd. ("JRI Holdings"), amounting to ¥39.9 billion as a result of the merger of JRI Holdings into SMFG. JRI Holdings was the former JRI, which had established the present JRI in November 2002 through corporate split, transferred its business as a whole to the present JRI, and changed its company name from JRI to JRI Holdings to become a holding company of the present JRI. The merger between SMBC and Wakashio Bank did not affect SMFG's net assets (see next page).

(3) Capital raising ....Issuance of preferred stocks to overseas investors amounts to ¥495.3 billion.

(4) Operating results for FY 2002...........Net income amounted to ¥124.7 billion due to interim dividends paid by SMBC, etc.

(2) Overview of Merger Accounting

Sumitomo Mitsui Banking Corporation merged with THE WAKASHIO BANK, LTD. on March 17, 2003. The overview of merger accounting is shown below.

<Succession of net assets after merger>

SMBC (the dissolving entity) <Nonconsolidated>	Billions of yen Mar. 31, 2002 (After appropriation) (1)	The day before the merger (Mar. 16, 2003) (2)	Adjustments for merger accounting (3)	Succession of net assets (2) + (3)
Capital stock	¥1,326.7 → (a) +50.9	¥1,058.0	¥(578.8)	¥ 479.2
Capital surplus	1,684.4	2,004.0	(826.7)	1,177.3
Capital reserve	1,326.8 →	1,646.4	(826.7)	819.7
Other capital surplus	357.6	357.6	—	357.6
Retained earnings	345.9	(436.5)	658.4	(*) 221.9
Land revaluation excess	100.4	97.4	—	97.4
Net unrealized losses on other securities	(298.0)	(672.8)	672.8	—
Treasury stock	(0.3)	—	—	—
Total stockholders' equity	¥3,159.1	¥2,050.1	¥ (74.3)	¥1,975.8
Excluding net unrealized losses on other securities	¥3,457.1	¥2,722.9	(b) ¥(747.1)	¥1,975.8

(*) The sum of earned surplus reserve and earnings carry-over after the appropriation of profit for FY 2001, the last fiscal year before the merger, excluding interim dividends distributed to SMFG (¥124.0 billion).

(a) Breakdown of changes in capital stock and capital reserve

	Capital stock + Capital reserve
Mar. 31, 2002	¥2,653.5
Reorganization of Group companies	(399.4)
Capital raising	450.3
Change	50.9
The day before the merger	¥2,704.4

(b) Breakdown of write-off of unrealized losses

	Before merger	Adjustments for merger accounting	After adjustments for merger accounting
Other securities:			
Stocks	¥(798.6)	¥672.8	¥(125.8)
Unrealized gains	97.3	—	97.3
Unrealized losses	(895.9)	672.8	(223.1)
Bonds	102.9	—	102.9
Others	22.9	—	22.9
Subtotal	¥(672.8)	¥672.8	¥ —
Net unrealized losses on lands	(110.1)	110.1	—
Total unrealized losses	¥(782.9)	¥782.9	¥ —
Deferred tax amount recognized via merger accounting (related to write-off of net unrealized losses on lands)		(35.8)	
Amount of adjustments for merger accounting		¥747.1	

<Stockholders' equity of the new bank as of March 31, 2003>

<Nonconsolidated>	Billions of yen <The surviving entity> (*1) Wakashio Bank [The day of merger] (without operating results for FY 2002) (1)	Succession of net assets after merger (2)	Operating results for FY 2002 (*2) (3)	<New bank after merger> SMBC as of Mar. 31, 2003 (1) + (2) + (3)
Capital stock	¥ 80.8	¥ 479.2	¥ —	¥ 560.0
Capital surplus	60.0	1,177.3	—	1,237.3
Capital reserve	60.0	819.7	—	879.7
Other capital surplus	—	357.6	—	357.6
Retained earnings	0.0	221.9	192.6	414.5
Land revaluation excess	—	97.4	(12.1)	85.3
Net unrealized losses on other securities	—	—	(17.9)	(17.9)
Treasury stock	—	—	—	—
Total stockholders' equity	¥140.8	¥1,975.8	¥162.6	¥2,279.2

(*1) Wakashio Bank, the surviving entity, succeeded net assets of the former SMBC, the dissolving entity, on the day of the merger. The company name of the new bank after merger is Sumitomo Mitsui Banking Corporation.
(*2) Gains (losses) for the former Wakashio Bank from April 1, 2002 to March 16, 2003 and gains (losses) of the new bank after merger from March 17, 2003 to March 31, 2003, etc.

Consolidated Balance Sheet

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

March 31, 2003	Millions of yen	Millions of U.S. dollars (Note 1)
Assets		
Cash and due from banks (Note 9)	¥ 2,900,991	$ 24,135
Deposits with banks (Notes 9, 28)	541,532	4,505
Call loans and bills bought	187,563	1,560
Receivables under resale agreements	109,710	913
Receivables under securities borrowing transactions	1,981,243	16,483
Commercial paper and other debt purchased (Note 28)	363,981	3,028
Trading assets (Notes 3, 9, 28)	4,495,396	37,399
Money held in trust (Note 28)	24,629	205
Securities (Notes 4, 9, 28)	24,118,520	200,653
Loans and bills discounted (Notes 5, 9, 27)	61,082,946	508,178
Foreign exchanges	749,974	6,239
Other assets (Notes 6, 9)	3,219,009	26,781
Premises and equipment (Notes 7, 9, 15)	1,007,905	8,385
Lease assets (Note 8)	996,344	8,289
Deferred tax assets (Note 24)	1,956,103	16,274
Deferred tax assets for land revaluation (Note 15)	724	6
Goodwill	30,031	250
Customers' liabilities for acceptances and guarantees	3,084,383	25,660
Reserve for possible loan losses	(2,243,542)	(18,665)
Total assets	**¥104,607,449**	**$870,278**
Liabilities, minority interests and stockholders' equity		
Liabilities		
Deposits (Notes 9, 10)	¥ 67,784,025	$563,927
Call money and bills sold (Note 9)	8,953,084	74,485
Payables under repurchase agreements (Note 9)	4,144,735	34,482
Payables under securities lending transactions (Note 9)	4,807,245	39,994
Commercial paper	187,800	1,562
Trading liabilities (Notes 9, 11)	2,851,391	23,722
Borrowed money (Notes 9, 12)	2,580,135	21,465
Foreign exchanges	397,666	3,308
Bonds (Note 13)	3,583,754	29,815
Due to trust account	5,953	50
Other liabilities (Notes 9, 14)	2,558,956	21,289
Reserve for employee bonuses	22,079	184
Reserve for employee retirement benefits (Note 25)	101,408	844
Reserve for possible losses on loans sold	20,665	172
Other reserves	649	5
Deferred tax liabilities (Note 24)	43,930	366
Deferred tax liabilities for land revaluation (Notes 15, 24)	58,788	489
Acceptances and guarantees (Note 9)	3,084,383	25,660
Total liabilities	**¥101,186,654**	**$841,819**
Minority interests (Note 16)	**¥ 996,720**	**$ 8,292**
Stockholders' equity (Note 17)		
Capital stock (Note 17)	¥ 1,247,650	$ 10,380
Capital surplus	856,237	7,123
Retained earnings	311,664	2,593
Land revaluation excess (Notes 15, 24)	101,440	844
Net unrealized losses on other securities (Note 28)	(24,197)	(201)
Foreign currency translation adjustments	(53,515)	(445)
Treasury stock	(15,204)	(127)
Total stockholders' equity	**¥ 2,424,074**	**$ 20,167**
Total liabilities, minority interests and stockholders' equity	**¥104,607,449**	**$870,278**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars (Note 1)
Income		
Interest income:		
Interest on loans and discounts	¥1,266,271	$10,535
Interest and dividends on securities	268,261	2,232
Interest on receivables under resale agreements	1,352	11
Interest on receivables under securities borrowing transactions	225	2
Interest on deposits with banks	34,768	289
Other interest income	246,028	2,047
Trust fees	7	0
Fees and commissions (Note 18)	424,238	3,529
Trading profits (Note 19)	206,496	1,718
Other operating income (Note 20)	946,957	7,878
Other income (Note 21)	123,683	1,029
Total income	**¥3,518,293**	**$29,270**
Expenses		
Interest expenses:		
Interest on deposits	¥ 159,950	$ 1,331
Interest on borrowings and rediscounts	56,485	470
Interest on payables under repurchase agreements	18,185	151
Interest on payables under securities lending transactions	28,830	240
Interest on bonds and bonds with subscription rights for shares	76,219	634
Other interest expenses	77,732	647
Fees and commissions (Note 18)	71,338	593
Trading losses (Note 19)	725	6
Other operating expenses (Note 22)	721,134	5,999
General and administrative expenses	889,237	7,398
Transfer to reserve for possible loan losses	654,711	5,447
Other expenses (Notes 23, 24)	1,354,655	11,270
Total expenses	**¥4,109,207**	**$34,186**
Loss before income taxes and minority interests	**¥ 590,914**	**$ 4,916**
Income taxes (Note 24):		
Current	¥ 66,068	$ 550
Deferred	(225,190)	(1,873)
Minority interests in net income	¥ 33,567	$ 279
Net loss	**¥ 465,359**	**$ 3,872**

	Yen	U.S. dollars (Note 1)
Per share data:		
Net loss	¥84,324.98	$701.54
Net income — diluted	—	—
Declared dividends on common stock	3,000	24.96
Declared dividends on preferred stock (Type 1)	10,500	87.35
Declared dividends on preferred stock (Type 2)	28,500	237.10
Declared dividends on preferred stock (Type 3)	13,700	113.98
Declared dividends on preferred stock (First to Twelfth series Type 4)	19,500	162.23
Declared dividends on preferred stock (Thirteenth series Type 4)	3,750	31.20

See accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

	Millions of yen							
Year ended March 31, 2003	Capital stock (Note 17)	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized losses on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2002	¥1,326,746	¥1,684,373	¥117,743	¥121,244	¥(304,837)	¥(15,174)	¥(17,475)	¥2,912,619
Establishment of SMFG	(326,746)	326,746						—
Issuance of stocks	247,650	247,650						495,300
Merger with The Japan Research Institute Holdings, Ltd.		3,069	15,813					18,882
Merger of subsidiaries		(1,405,507)	658,443		672,810			(74,253)
Change due to increase/decrease of subsidiaries and affiliates			5,246					5,246
Losses on disposition of treasury stock		(93)						(93)
Transfer of land revaluation excess			17,125	(17,125)				—
Change of tax rate and others				(2,678)				(2,678)
Cash dividends paid			(37,349)					(37,349)
Net loss			(465,359)					(465,359)
Change of net unrealized losses on other securities					(392,171)			(392,171)
Change of foreign currency translation adjustments						(38,340)		(38,340)
Change of treasury stock							2,270	2,270
Balance at March 31, 2003	**¥1,247,650**	**¥ 856,237**	**¥311,664**	**¥101,440**	**¥ (24,197)**	**¥(53,515)**	**¥(15,204)**	**¥2,424,074**

	Millions of U.S. dollars (Note 1)							
Year ended March 31, 2003	Capital stock (Note 17)	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized losses on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2002	$11,038	$14,013	$ 980	$1,008	$(2,536)	$(126)	$(146)	$24,231
Establishment of SMFG	(2,718)	2,718						—
Issuance of stocks	2,060	2,060						4,120
Merger with The Japan Research Institute Holdings, Ltd.		26	132					158
Merger of subsidiaries		(11,693)	5,478		5,597			(618)
Change due to increase/decrease of subsidiaries and affiliates			44					44
Losses on disposition of treasury stock		(1)						(1)
Transfer of land revaluation excess			142	(142)				—
Change of tax rate and others				(22)				(22)
Cash dividends paid			(311)					(311)
Net loss			(3,872)					(3,872)
Change of net unrealized losses on other securities					(3,262)			(3,262)
Change of foreign currency translation adjustments						(319)		(319)
Change of treasury stock							19	19
Balance at March 31, 2003	**$10,380**	**$ 7,123**	**$2,593**	**$ 844**	**$ (201)**	**$(445)**	**$(127)**	**$20,167**

Consolidated Statement of Cash Flows

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars (Note 1)
1. Cash flows from operating activities:		
Loss before income taxes and minority interests	¥ (590,914)	$ (4,916)
Depreciation of premises, equipment and others	89,414	744
Depreciation of lease assets	312,562	2,600
Amortization of goodwill	10,171	85
Equity in earnings of affiliates	(5,718)	(48)
Net change in reserve for possible loan losses	82,688	688
Net change in reserve for possible losses on loans sold	(65,706)	(547)
Net change in reserve for employee bonuses	(140)	(1)
Net change in reserve for employee retirement benefits	(47,563)	(396)
Interest income	(1,816,908)	(15,116)
Interest expenses	417,404	3,473
Net losses on securities	471,528	3,923
Net loss from money held in trust	4,003	33
Net exchange losses	170,155	1,416
Net losses from disposition of premises and equipment	33,301	277
Net losses from disposition of lease assets	1,505	12
Net change in trading assets	(1,253,569)	(10,429)
Net change in trading liabilities	569,881	4,741
Net change in loans and bills discounted	2,472,161	20,567
Net change in deposits	(2,024,876)	(16,846)
Net change in negotiable certificates of deposit	(1,806,894)	(15,032)
Net change in borrowed money (excluding subordinated debt)	(261,965)	(2,179)
Net change in deposits with banks	2,947,705	24,523
Net change in call loans, bills bought and receivables under resale agreements	1,280,173	10,650
Net change in receivables under securities borrowing transactions	1,039,276	8,646
Net change in call money, bills sold and payables under repurchase agreements	902,660	7,510
Net change in commercial paper	(979,700)	(8,151)
Net change in payables under securities lending transactions	1,632,445	13,581
Net change in foreign exchanges (assets)	42,144	351
Net change in foreign exchanges (liabilities)	99,013	824
Issuance and redemption of bonds (excluding subordinated bonds)	457,319	3,805
Net change in due to trust account	5,953	50
Interest received	1,956,975	16,281
Interest paid	(464,798)	(3,867)
Other, net	(100,004)	(832)
Subtotal	**¥ 5,579,686**	**$ 46,420**
Income taxes paid	(136,485)	(1,135)
Net cash provided by operating activities	**¥ 5,443,200**	**$ 45,285**

(Continued)

	Millions of yen	Millions of U.S. dollars (Note 1)
2. Cash flows from investing activities:		
Purchases of securities	¥(49,938,065)	$(415,458)
Proceeds from sale of securities	37,711,992	313,744
Proceeds from maturity of securities	7,907,363	65,785
Purchases of money held in trust	(14,622)	(122)
Proceeds from sale of money held in trust	23,624	197
Purchases of premises and equipment	(69,884)	(581)
Proceeds from sale of premises and equipment	73,677	613
Purchases of lease assets	(336,512)	(2,800)
Proceeds from sale of lease assets	33,900	282
Purchases of stocks of subsidiaries	(15,444)	(129)
Proceeds from sale of stocks of subsidiaries	53	0
Net cash used in investing activities	**¥ (4,623,917)**	**$ (38,469)**
3. Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	¥ 165,000	$ 1,373
Repayment of subordinated debt	(286,500)	(2,384)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	223,950	1,863
Repayment of subordinated bonds, bonds with subscription rights for shares	(565,522)	(4,705)
Proceeds from issuance of stocks	495,300	4,121
Dividends paid	(37,348)	(311)
Proceeds from minority stockholders	220	2
Dividends paid to minority stockholders	(39,621)	(330)
Purchases of treasury stock	(7,875)	(65)
Proceeds from sale of treasury stock	8,479	71
Net cash used in financing activities	**¥ (43,919)**	**$ (365)**
4. Effect of exchange rate changes on cash and due from banks	**¥ (2,629)**	**$ (22)**
5. Net change in cash and due from banks	**¥ 772,734**	**$ 6,429**
6. Cash and due from banks at beginning of year	**¥ 2,128,742**	**$ 17,710**
7. Change in cash and due from banks due to merger of consolidated subsidiaries	**¥ 0**	**$ 0**
8. Change in cash and due from banks due to decrease of consolidated subsidiaries	**¥ (486)**	**$ (4)**
9. Cash and due from banks at end of year	**¥ 2,900,991**	**$ 24,135**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Year ended March 31, 2003

1. Basis of Financial Statements

Sumitomo Mitsui Financial Group, Inc. ("SMFG") was established on December 2, 2002 as the holding company for the SMFG group through a statutory share transfer (*kabushiki iten*) of all of the outstanding equity securities of the former Sumitomo Mitsui Banking Corporation ("former SMBC") in exchange for SMFG's newly issued securities. SMFG is a joint stock corporation with limited liability (*Kabushiki Kaisha*) incorporated under the Commercial Code. Upon formation of SMFG and completion of the statutory share transfer, the former SMBC became a direct wholly owned subsidiary of SMFG.

SMFG merged with The Japan Research Institute Holdings, Ltd. ("JRIH") on February 1, 2003 and The Japan Research Institute, Ltd. became a direct wholly owned subsidiary of SMFG. As a result, SMFG succeeded JRIH's assets of ¥39,852 million ($332 million) and issued 86,576.53 common stocks.

SMFG and its consolidated domestic subsidiaries maintain their official accounting records in Japanese yen, and in accordance with the provisions set forth in the Japanese Commercial Code and accounting principles and practices generally accepted in Japan ("Japanese GAAP").

The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile.

Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of stockholders' equity) from the consolidated financial statements of SMFG prepared in accordance with Japanese GAAP.

Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥120.20 to US$1, the exchange rate prevailing at March 31, 2003. The translations should not be construed as a representation that Japanese yen have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

2. Significant Accounting Policies

(1) Consolidation and equity method

(a) Scope of consolidation

Japanese accounting standards on consolidated financial statements require a company to consolidate any subsidiaries of which the company substantially controls the operations, even if it is not a majority owned subsidiary. Control is defined as the power to govern the decision making body of an enterprise.

(i) Consolidated subsidiaries

SMFG has 170 consolidated subsidiaries and principal subsidiaries are as follows:

Sumitomo Mitsui Banking Corporation ("SMBC")
THE MINATO BANK, LTD.
The Bank of Kansai, Ltd.
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Co., Ltd.
Sakura Friend Securities Co., Ltd.
Meiko National Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

SMBC Finance Co., Ltd., Mitsui Finance Service Co., Ltd., and Sakura Finance Service Co., Ltd. merged and formed SMBC Finance Services Co., Ltd. on April 1, 2003. Sakura Friend Securities Co., Ltd. and Meiko National Securities Co., Ltd. merged and formed SMBC Friend Securities Co., Ltd. on April 1, 2003.

(ii) Nonconsolidated subsidiaries

Principal company

SBCS Co., Ltd.

Ninety-nine subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnership for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they were excluded from consolidation.

Other nonconsolidated subsidiaries' total assets, ordinary income, net income and retained earnings have no significant impact on the consolidated financial statements.

(b) Application of the equity method

Japanese accounting standards also require any nonconsolidated subsidiaries and affiliates on which SMFG is able to exercise material influence over their financial and operating policies are to be accounted for by the equity method.

(i) Nonconsolidated subsidiaries accounted for by the equity method — 4 companies

Principal company

SBCS Co., Ltd.

(ii) Affiliates accounted for by the equity method — 43 companies

Principal companies

Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.

Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

(iii) Nonconsolidated subsidiaries that are not accounted for by the equity method

Ninety-nine subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnership for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they are not treated as affiliated companies accounted for by the equity method.

(iv) Affiliates that are not accounted for by the equity method

Principal company

Daiwa SB Investments (USA) Ltd.

Net income and retained earnings of nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no significant impact on the consolidated financial statements.

(c) The balance sheet dates of consolidated subsidiaries

(i) The dates of year-end account closing of consolidated subsidiaries are as follows:

September 30	5 Companies
October 31	1 Company
December 31	62 Companies
January 31	2 Companies
March 31	100 Companies

(ii) As for the companies whose balance sheet dates are September 30 and October 31, the accounts were provisionally closed as of March 31 and January 31 for the purpose of consolidation, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

As for the consolidated overseas subsidiary that was established in February 2003 and whose balance sheet date is December 31, the accounts were provisionally closed as of March 31 for the purpose of consolidation.

Appropriate adjustments were made for significant transactions during the periods from their respective balance sheet dates to the consolidated closing dates.

(d) Application of pooling-of-interests method

As mentioned above, SMFG was established on December 2, 2002 as the holding company through a statutory share transfer of all of the outstanding equity securities of the former SMBC in exchange for SMFG's newly issued securities. The accounts were consolidated using the pooling-of-interests method, assuming that the Group's economics were not changed, pursuant to "Accounting for the consolidation of the holding company established by Stock Exchange or Stock Transfers" (JICPA Accounting Committee Report No. 6).

(e) Valuation of consolidated subsidiaries' assets and liabilities

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to the minority stockholders, are evaluated using the fair value at the time SMFG acquired control of the respective subsidiaries.

(f) Amortization of goodwill

Goodwill on Sumitomo Mitsui Card Company, Limited is amortized using the straight-line method over five years and goodwill on other companies is charged or credited to income directly when incurred.

(2) Statement of cash flows

For the purposes of the consolidated statement of cash flows, cash and cash equivalents represent cash and due from banks.

Reconciliation of the opening balance at the time of consolidation with respect to acquisition of the five companies including Meiko National Securities Co., Ltd. and MITSUI AUTO LEASING, LTD. were as follows:

	Millions of yen	Millions of U.S. dollars
Assets	¥ 191,318	$ 1,592
Lease assets	82,346	685
Liabilities	¥(150,698)	$(1,254)
Borrowed money	(96,817)	(805)
Minority interests	(26,881)	(224)
Goodwill	5,013	42
Acquisition costs for the five companies' stocks (a)	¥ 18,751	$ 156
Cash and due from banks of the five companies (b)	(3,306)	(27)
(a) - (b) Cash expenditure for acquisition of the five companies	¥ 15,444	$ 129

(3) Trading assets and liabilities

Financial instruments, such as derivatives and trading securities, which are held for the short term in anticipation of market gains, are recorded at fair value. Such gains and losses are included in trading profits or losses on the consolidated statement of operations. Trading assets and liabilities are recorded at trade date.

(4) Securities

As for securities other than trading purposes, debt securities that consolidated subsidiaries have the intent and ability to hold to maturity (held-to-maturity securities) are carried at amortized cost (straight-line method) using the moving-average method.

Investments in nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity debt securities and investments in subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market price are carried at the average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity."

Securities included in money held in trust account are carried in the same manner as for securities mentioned above.

(5) Derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with local accounting standards.

(6) Hedge accounting

Pursuant to the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 24), SMBC applies "the risk adjustment approach" to hedging (Macro hedge) in accordance with the Industry Audit Committee Report No. 15 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" issued by JICPA, abiding by the following requirements:

(a) Loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole shall be recognized as the hedged portfolio.

(b) Derivatives as hedging instruments shall effectively reduce the interest rate exposure of the hedged portfolio.

(c) Effectiveness of hedging activities shall be evaluated on a quarterly basis.

SMBC applies deferred hedge accounting.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates, and other securities (excluding bonds) denominated in foreign currency, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged security is specified in advance and that enough on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged security in foreign currency base.

Certain interest swaps for the purpose of hedging are recorded on an accrual basis using the short-cut method (exceptional treatment for interest rate swaps) in view of consistency with the risk management policy.

Certain consolidated subsidiaries use the deferred hedge accounting or the short-cut method. A consolidated domestic subsidiary (a leasing company) applies the accounting method that is permitted by the Industry Audit Committee Report No. 19 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" issued by JICPA.

Net amount of deferred unrealized gains on hedging instruments to which hedge accounting is applied is recognized as deferred profit on hedge and is included in "Other liabilities." Gross deferred unrealized losses and gross deferred unrealized gains on hedging instruments at March 31, 2003, were ¥952,712 million ($7,926 million) and ¥1,095,321 million ($9,112 million), respectively.

(7) Non-accrual loans

Loans are generally placed on non-accrual status when such loans are classified as Bankrupt, Effectively Bankrupt or Potentially Bankrupt by the self-assessment rule (see (10) Reserve for possible loan losses).

(8) Premises and equipment

Premises and equipment owned by SMFG and SMBC are generally stated at cost less accumulated depreciation. Depreciation for premises is computed using the straight-line method over the estimated useful lives of the respective assets. The depreciation for equipment is computed using the declining-balance method over the estimated useful lives of the respective assets. The estimated useful lives of major items are as follows:

Buildings: 7 to 50 years

Equipment: 2 to 20 years

Depreciation of premises and equipment owned by other consolidated subsidiaries is mainly computed using the straight-line method over the estimated useful lives of respective assets.

(9) Software costs

Capitalized software for internal use is depreciated using the straight-line method over its estimated useful life (mainly five years) at consolidated domestic subsidiaries, and is included in "Other assets."

(10) Reserve for possible loan losses

Reserve for possible loan losses of SMBC and major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.

For claims on borrowers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the charge-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are likely to become bankrupt in the future, a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Pursuant to "Audit considerations with respect to the discounted cash flow method used to determine allowance for credit losses by banks and other financial institutions" (issued by JICPA on February 24, 2003), SMBC provides reserve for possible loan losses using the Discounted Cash Flows method as follows for claims to large borrowers of "Past due loans (3 months or more)" or "Restructured loans":

(a) SMBC rationally estimates the cash flows of principal and interest, and measures their present values by discounting the cash flows using the initial contractual interest rate.

(b) SMBC recognizes the difference between the present value and its book value as estimated losses and provides reserve for possible loan losses.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific countries, an additional reserve is provided for by the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rule for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratio, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and charged off against the total outstanding amount of the claims. The amount of write-off was ¥1,324,459 million ($11,019 million).

(11) Reserve for possible losses on loans sold

Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited.

(12) Reserve for employee bonuses

Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to the respective fiscal year.

(13) Reserve for employee retirement benefits

Under the terms of SMBC and consolidated subsidiaries' retirement plan, substantially all employees are entitled to a lump-sum payment at the time of retirement. The amount of the lump-sum payment is, in general, calculated based on length of service, basic salary at the time of retirement and reason for retirement. In addition, SMBC and consolidated subsidiaries have defined benefit pension plans which cover substantially all employees.

Reserve for employee retirement benefits is recorded based on an actuarial computation, which uses the present value of the projected benefit obligation and pension assets, due to employee's credited years of services at the balance sheet date. Unrecognized prior service costs are amortized using the straight-line method over certain years (mainly 10 years) within the average remaining service period of active employees. Unrecognized net actuarial gain or loss is amortized from the next fiscal year using the straight-line method over certain years (mainly 10 years) within the average remaining service period of active employees. Unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits is amortized using the straight-line method mainly over five years.

Some domestic consolidated subsidiaries received an approval from Minister of Health, Labor and Welfare for exemption from future retirement benefit obligations with respect to the entrusted portion of the employee pension fund, in accordance with the implementation of the "Defined benefit enterprise pension plan law." They apply the temporary treatment that is regulated by Article 47-2 of "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA's Accounting Committee Report No. 13), and derecognize retirement benefit liabilities on the entrusted portion and plan assets equivalent to the amount to be returned. The equivalent amount of return of plan assets was ¥23,906 million ($199 million) as of the fiscal year-end.

(14) Other reserves

Other reserves required by special laws are reserve for contingent liabilities from financial futures transaction of ¥18 million ($0 million) in accordance with Article 82 of the Financial Futures Transaction Law, and reserve for contingent liabilities from securities transaction of ¥631 million ($5 million) in accordance with Article 51 of the Securities Exchange Law.

(15) Translation of foreign currencies

SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(16) Lease transactions

Financing leases where the ownership of the property is deemed to be transferred to the lessee are capitalized, while other financing leases are allowed to be accounted for in the same manner as operating leases.

Lease assets are depreciated using the straight-line method over the lease term with estimated salvage value.

Lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(17) Appropriation of retained earnings

The consolidated statement of stockholders' equity reflects the appropriation of retained earnings approved by the board of directors and/or the general meeting of shareholders.

(18) Amounts per share

Net income (loss) per share is computed by deducting dividends for preferred stock from net income (loss), divided by the weighted average number of shares of common stock, excluding treasury stock outstanding during each fiscal year.

Declared dividends represent the cash dividends declared applicable to respective years, including dividends to be paid after the end of the year.

3. Trading Assets

Trading assets at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Trading securities	¥ 225,610	$ 1,877
Derivatives of trading securities	81	1
Derivatives of securities related to trading transactions	121	1
Trading-related financial derivatives	3,060,803	25,464
Other trading assets	1,208,779	10,056
	¥4,495,396	$37,399

4. Securities

Securities at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Japanese government bonds*	¥12,901,646	$107,335
Japanese local government bonds	375,204	3,121
Japanese corporate bonds	2,370,553	19,722
Japanese stocks**	3,474,463	28,906
Other**	4,996,652	41,569
	¥24,118,520	$200,653

* Includes ¥999 million ($8 million) of unsecured loaned securities for which borrowers have the rights to sell or pledge and loaned securities of ¥140 million ($1 million) for which borrowers only have the rights to pledge and not to sell.
As for the unsecured borrowed securities for which SMBC has the rights to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to sell or pledge without restrictions, ¥2,084,632 million ($17,343 million) of securities are pledged, ¥99,624 million ($829 million) of securities are held in hand as of the consolidated balance sheet date. SMBC may pledge the borrowed securities as well.

** Japanese stocks and other include investments in nonconsolidated subsidiaries and affiliates of ¥196,317 million ($1,633 million).

5. Loans and Bills Discounted

Loans and bills discounted at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Bills discounted	¥ 735,614	$ 6,120
Loans on notes	7,697,374	64,038
Loans on deeds	45,037,597	374,689
Overdrafts	7,612,359	63,331
	¥61,082,946	$508,178

The following summarizes the non-accrual loans at March 31, 2003:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Bankrupt loans	¥ 201,392	$ 1,676
Non-accrual loans	2,710,164	22,547
Total non-accrual loans	¥2,911,556	$24,223

The amounts above include the trusted amount with the Resolution and Collection Corporation of ¥40,811 million ($340 million), which will be treated as off-balancing.

In addition to the non-accrual loans, SMBC and major consolidated subsidiaries also classify past due loans (3 months or more) as substandard loans, and such loan balances at March 31, 2003 were ¥130,353 million ($1,084 million).

Restructured loans are loans for which SMBC and major consolidated subsidiaries have adjusted the terms of the loans in favor of borrowers as a means of financial assistance. These restructured loans are also classified as substandard and amounted to ¥2,728,791 million ($22,702 million) at March 31, 2003.

6. Other Assets

Other assets at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Prepaid expenses	¥ 30,933	$ 258
Accrued income	214,055	1,781
Deferred assets	485,874	4,042
Financial derivatives	995,702	8,284
Other	1,492,443	12,416
	¥3,219,009	$26,781

7. Premises and Equipment

Premises and equipment at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Land*	¥ 515,975	$ 4,292
Buildings	537,041	4,468
Equipment and others	585,009	4,867
Total	¥1,638,026	$13,627
Accumulated depreciation	(630,121)	(5,242)
	¥1,007,905	$ 8,385

* Includes land revaluation excess for land referred to in Note 15.

8. Lease Assets

Lease assets at March 31, 2003 were as follows:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Equipment and others	¥2,487,066	$20,691
Accumulated depreciation	(1,490,721)	(12,402)
	¥ 996,344	$ 8,289

9. Assets Pledged as Collateral

Assets pledged as collateral at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Assets pledged as collateral		
Cash and due from banks and Deposits with banks	¥ 75,268	$ 626
Trading assets	990,965	8,244
Securities	11,458,018	95,325
Loans and bills discounted	4,738,320	39,420
Other assets	1,140	9
Premises and equipment	535	4
Liabilities corresponding to assets pledged as collateral		
Deposits	21,038	175
Call money and bills sold	7,952,599	66,161
Payables under repurchase agreements	4,107,615	34,173
Payables under securities lending transactions	4,189,794	34,857
Trading liabilities	136,975	1,140
Borrowed money	2,885	24
Other liabilities	18,548	154
Acceptances and guarantees	41,108	342

In addition to the assets presented above, the following assets were pledged as collateral for exchange settlements, initial margins of futures markets and certain other purposes at March 31, 2003:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Cash and due from banks and Deposits with banks	¥ 54,370	$ 452
Trading assets	13,937	116
Securities	4,624,346	38,472
Loans and bills discounted	781,138	6,499

Premises and equipment included surety deposits and intangibles of ¥121,725 million ($1,013 million) at March 31, 2003. Other assets included initial margins of futures markets of ¥14,814 million ($123 million) at March 31, 2003.

10. Deposits

Deposits at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Current deposits	¥ 5,069,107	$ 42,172
Ordinary deposits	27,462,251	228,471
Savings deposits	1,336,725	11,121
Deposits at notice	3,616,958	30,091
Time deposits	21,179,611	176,203
Negotiable certificates of deposit	4,853,017	40,375
Other deposits	4,266,353	35,494
	¥67,784,025	$563,927

11. Trading Liabilities

Trading liabilities at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Trading securities sold for short sales	¥ 9,806	$ 82
Derivatives of trading securities	78	1
Derivatives of securities related to trading transactions	423	3
Trading-related financial derivatives	2,840,629	23,632
Other trading liabilities	454	4
	¥2,851,391	$23,722

12. Borrowed Money

Borrowed money at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars	Average interest rate*	Due
Bills rediscounted	¥ —	$ —	—%	—
Other borrowings**	2,580,135	21,465	1.81	Jan. 2003—perpetual
	¥2,580,135	$21,465	1.81%	—

* Average interest rate represents the weighted average interest rate based on the balances and rates at respective year-end of SMBC and other consolidated subsidiaries.
** Includes subordinated debt obligation of ¥877,609 million ($7,301 million).

The repayment schedule within five years on borrowed money at March 31, 2003 is shown as follows:

Millions of yen				
1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
¥852,139	¥424,176	¥287,872	¥108,200	¥111,601

Millions of U.S. dollars				
1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
$7,089	$3,529	$2,395	$900	$928

13. Bonds

Bonds at March 31, 2003 consisted of the following:

March 31, 2003

Issuer	Description	Millions of yen*	Millions of U.S. dollars	Interest rate (%)	Due
SMBC:	Straight bonds, payable in Yen	¥1,827,734	$15,206	0.51—1.74	May 2003—Mar. 2013
		[30,000]			
	Straight bonds, payable in Euro Yen	5,000	41	3.00	Mar. 2012
	Straight bonds, payable in U.S. dollars	144,240	1,200	4.32—6.10	Nov. 2003—Sep. 2005
		($1,200,000 thousand)			
		[60,100]			
	Subordinated bonds, payable in Yen	240,000	1,997	1.95—2.62	Jun. 2010—Jun. 2012
	Subordinated bonds, payable in Euro Yen	286,800	2,386	0.6125—2.72	Sep. 2008—perpetual
	Subordinated bonds, payable in U.S. dollars	108,059	899	5.93—8.10	Mar. 2009—Jun. 2012
		($899,000 thousand)			
Other consolidated subsidiaries:	Straight bonds, payable in Yen	189,798	1,579	0—10.00	Jan. 2003—Aug. 2022
		[87,685]			
	Straight bonds, payable in U.S. dollars	9,354	78	2.05—7.35	Jul. 2004—Jun. 2011
		($78,000 thousand)			
	Straight bonds, payable in Australian dollars	113	1	7.00	Oct. 2005
		(A$2,000 thousand)			
	Straight bonds, payable in other foreign currency	4,484	37	4.35—5.61	May 2004—Jul. 2015
	Subordinated bonds, payable in Yen	636,660	5,297	0—5.98	Mar. 2005—perpetual
	Subordinated bonds, payable in U.S. dollars	129,215	1,075	2.86—8.50	Jun. 2009—perpetual
		($1,075,000 thousand)			
	Subordinated bonds, payable in other foreign currency	2,293	19	5.49—7.50	Perpetual
		¥3,583,754	$29,815		

* Figures in ( ) are the balances in the original currency of the foreign currency denominated bonds, and figures in [ ] are the amounts to be redeemed within one year.

The redemption schedule within five years on bonds at March 31, 2003 is shown as follows:

Millions of yen				
1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
¥177,785	¥399,921	¥630,049	¥411,024	¥429,088

Millions of U.S. dollars				
1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
$1,479	$3,327	$5,242	$3,420	$3,570

14. Other Liabilities

Other liabilities at March 31, 2003 consisted of the following:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Accrued expenses	¥ 128,611	$ 1,070
Unearned income	169,268	1,408
Income taxes payable	48,328	402
Financial derivatives	737,426	6,135
Other	1,475,322	12,274
	¥2,558,956	$21,289

15. Land Revaluation Excess

SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Certain consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation" and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Certain consolidated subsidiaries: March 31, 1999 and March 31, 2002.

Method of revaluation (provided in Article 3-3 of the Law)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values specified in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance No. 119) effective March 31, 1998.

Certain consolidated subsidiaries: Fair values were determined based on the values specified in Article 2-3 and 2-5 of the Enforcement Ordinance No. 119.

16. Minority Interests

SB Treasury Company L. L. C., a subsidiary of SMBC, issued floating noncumulative preferred securities, totaling $1,800 million in February 1998. SB Equity Securities (Cayman), Limited, a subsidiary of SMBC, issued floating noncumulative preferred securities, totaling ¥340,000 million in February and March 1999. Sakura Preferred Capital (Cayman) Limited, a subsidiary of SMBC, issued noncumulative preferred securities, totaling ¥283,750 million in December 1998 and March 1999. These subsidiaries are consolidated and the preferred securities are accounted for as minority interests.

17. Stockholders' Equity

Capital stock consists of common stock and preferred stock. Common stock and preferred stock at March 31, 2003 are as follows:

Number of shares	Authorized	Issued and outstanding
Common stock	15,000,000	5,796,000.92
Preferred stock (Type 1)	67,000	67,000
Preferred stock (Type 2)	100,000	100,000
Preferred stock (Type 3)	800,000	800,000
Preferred stock (Type 4)	250,000	165,100
Preferred stock (Type 5)	250,000	—
Preferred stock (Type 6)	300,000	—
Total	16,767,000	6,928,100.92

All of the preferred stock is noncumulative and nonparticipating for dividend payments, and shareholders of preferred stock are not entitled to vote at a general meeting of shareholders except when the bill to pay the prescribed dividends to shareholders is not submitted to the general meeting of shareholders or the bill to pay the prescribed dividends to shareholders is rejected at the general meeting of shareholders.

Annual dividends per share of preferred stock (Type 1, Type 2, Type 3, First to Twelfth series Type 4 and Thirteenth series Type 4) are paid to shareholders by ¥10,500, ¥28,500, ¥13,700, ¥135,000 and ¥67,500, respectively.

As for liquidation distribution, shareholders of preferred stock (Type 1, Type 2, Type 3 and Type 4) receive ¥3,000,000, ¥3,000,000, ¥1,000,000 and ¥3,000,000 per share, respectively, and do not have the right to participate in any further liquidation distribution.

SMFG may, at any time, purchase and retire them out of earnings available for distribution to the shareholders.

Shareholders of preferred stock may request SMFG to convert their preferred stocks into common stocks. The period during which the conversion may be requested (the "Conversion period") and the terms and conditions of conversion shall be determined by resolution made in accordance with the provisions of Article 365 of the Commercial Code, of a shareholders meeting of SMBC as for preferred stock (Type 1, Type 2 and Type 3) and by resolution of the board of directors relating to the issuance of the relevant preferred stocks as for preferred stock (Type 4). The Conversion period of each preferred stock is as follows:

Preferred stock (Type 1):
December 2, 2002 to February 26, 2009

Preferred stock (Type 2):
August 1, 2005 to February 26, 2009

Preferred stock (Type 3):
December 2, 2002 to September 30, 2009

Preferred stock (First to Twelfth series Type 4):
February 8, 2003 to February 7, 2028

Preferred stock (Thirteenth series Type 4):
April 14, 2003 to July 12, 2005

Any preferred stock (Type 1, Type 2, Type 3 and Type 4) with respect to which conversion has not been requested during the Conversion period shall be mandatorily converted, as of the date immediately following the last day of the Conversion period (the "Mandatory conversion date"), into such number of common stocks as is obtained by dividing the corresponding amount set forth below by the average of the daily closing prices per share of common stock in regular transactions at the Tokyo Stock Exchange for a certain period prior to the Mandatory conversion date. If such average price is less than, in the case of the preferred stock (Type 1, Type 2 and Type 4), ¥500,000 or in the case of preferred stock (Type 3), ¥258,330, then a preferred stock shall be converted into such number of common stocks as is obtained by dividing the corresponding amount set forth below by the relevant amount described above:

Preferred stock (Type 1): ¥3,000,000 per share
Preferred stock (Type 2): ¥3,000,000 per share
Preferred stock (Type 3): ¥1,000,000 per share
Preferred stock (Type 4): ¥3,000,000 per share

18. Fees and Commissions

Fees and commissions for the year ended March 31, 2003 consisted of the following:

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars
Fees and commissions (income):		
Deposits and loans	¥ 29,797	$ 248
Remittances and transfers	113,396	943
Securities-related business	30,822	256
Agency	15,325	127
Safe deposits	4,978	41
Guarantees	28,462	237
Credit card business	86,145	717
Investment trusts	18,349	153
Other	96,961	807
	¥424,238	$3,529
Fees and commissions (expenses):		
Remittances and transfers	¥ 21,789	$ 181
Other	49,549	412
	¥ 71,338	$ 593

19. Trading Income

Trading income for the year ended March 31, 2003 consisted of the following:

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars
Trading profits:		
Gains on trading securities	¥ 9,190	$ 77
Gains on trading-related financial derivatives	196,924	1,638
Other	381	3
	¥206,496	$1,718
Trading losses:		
Losses on securities related to trading transactions	¥ 725	$ 6

20. Other Operating Income

Other operating income for the year ended March 31, 2003 consisted of the following:

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars
Gains on foreign exchange transactions	¥ 12,868	$ 107
Gains on financial derivatives	10,971	91
Gains on sale of bonds	179,757	1,495
Gains on redemption of bonds	61	1
Lease-related income	606,405	5,045
Other	136,892	1,139
	¥946,957	$7,878

21. Other Income

Other income for the year ended March 31, 2003 consisted of the following:

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars
Gains on sale of stocks and other securities	¥ 54,004	$ 449
Gains on money held in trust	540	5
Equity in earnings of affiliates	5,718	48
Gains on disposition of premises and equipment	5,578	46
Collection of written-off claims	1,833	15
Gains on return of the entrusted portion of employee pension fund	4,413	37
Other	51,594	429
	¥123,683	$1,029

22. Other Operating Expenses

Other operating expenses for the year ended March 31, 2003 consisted of the following:

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars
Losses on sale of bonds	¥ 39,140	$ 325
Losses on redemption of bonds	351	3
Losses on devaluation of bonds	2,362	19
Bond issuance costs	1,767	15
Lease-related expenses	543,386	4,521
Other	134,125	1,116
	¥721,134	$5,999

23. Other Expenses

Other expenses for the year ended March 31, 2003 consisted of the following:

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars
Write-off of loans	¥ 364,605	$ 3,033
Losses on sale of stocks and other securities	167,906	1,397
Losses on devaluation of stocks and other securities	507,624	4,223
Losses on money held in trust	4,017	33
Transfer to reserve for possible losses on loans sold	16,672	139
Losses on delinquent loans sold	162,494	1,352
Losses on disposition of premises and equipment	38,880	323
Amortization of unrecognized net transition obligation for employee retirement benefits	23,158	193
Losses on disposal of software	15,014	125
Other	54,280	452
	¥1,354,655	$11,270

24. Income Taxes

(1) Significant components of deferred tax assets and liabilities at March 31, 2003 were as follows:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Deferred tax assets:		
Reserve for possible loan losses	¥ 952,503	$ 7,924
Write-off of securities	569,077	4,734
Net operation loss carryforwards	451,408	3,755
Write-off of loans	324,328	2,698
Reserve for employee retirement benefits	112,694	938
Net unrealized losses on other securities	11,853	99
Depreciation	10,042	84
Reserve for possible losses on loans sold	8,335	69
Other	119,670	996
Subtotal	2,559,913	21,297
Valuation allowance	(540,074)	(4,493)
Total deferred tax assets	¥2,019,839	$16,804
Deferred tax liabilities:		
Leveraged lease	¥ (48,754)	$ (406)
Gains on securities contributed to employee retirement benefits trust	(25,328)	(211)
Undistributed earnings of subsidiaries	(10,614)	(88)
Other	(22,969)	(191)
Total deferred tax liabilities	(107,666)	(896)
Net deferred tax assets	¥1,912,172	$15,908

(2) A reconciliation of the effective income tax rate reflected in the accompanying consolidated statement of operations to the statutory tax rate for the year ended March 31, 2003 was as follows:

Statutory tax rate	42.05%
Valuation allowance	(25.92)%
Change of the effective statutory tax rate due to the revision of the local tax law	10.40%
Other	0.39%
Effective income tax rate	26.93%

(3) With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No. 145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes that were hitherto levied on taxable income are now levied on gross banking profit.

On October 18, 2000, Sakura Bank and Sumitomo Bank filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. They won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to the Banks advance tax payments of ¥16,633 million ($138 million) and also awarded to the Banks damages of ¥200 million ($2 million). On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial including the Bank also lodged an appeal. The Bank won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in SMBC's favor, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to SMBC advance tax payments of ¥36,175 million ($301 million). On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003, the plaintiff banks at the first trial including SMBC also lodged a final appeal.

It is the opinion of SMBC that the metropolitan ordinance is both unconstitutional and illegal. SMBC has asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year SMBC has applied the same treatment as in the previous year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because SMBC has deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of SMBC either of the constitutionality or of the legality of the metropolitan ordinance.

With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in "Other expenses" in the amounts of ¥16,833 million ($140 million) for the year ended March 31, 2001 (sum of Sakura Bank and Sumitomo Bank), ¥19,862 million ($165 million) for the year ended March 31, 2002 and ¥18,269 million ($152 million) for the year ended March 31, 2003. As a result, "Income (loss) before income taxes" for the each fiscal year decreased (increased) by the corresponding amount as compared with the previous standards under which enterprise taxes were levied on taxable income. There is no impact on "Income taxes, current" as compared with the previous standards under which enterprise taxes were levied on taxable income. Consequently, stockholders' equity decreased by ¥32,495 million ($270 million). Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in "Deferred tax assets" of ¥98,703 million ($821 million) as compared with the amount that would have been included if the enterprise taxes had been levied on taxable income instead of gross profits. There was also a decrease in "Deferred tax liabilities for land revaluation" of ¥3,236 million ($27 million), and consequently stockholders' equity decreased by ¥95,467 million ($794 million).

With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No. 131, June 9, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on taxable income are now levied on gross banking profit.

On April 4, 2002, the Bank filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. With the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No. 77, 2002) ("the revised municipal ordinance 2002") on May 30, 2002, and the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards

taxation on banks in Osaka" (Osaka Municipal Ordinance No. 14, 2003) ("the revised municipal ordinance 2003") on April 1, 2003, the special treatment regarding the tax basis is to be applicable from the fiscal year starting on April 1, 2003. The enterprise taxes which the banks should pay to Osaka municipal government this term are subject to the supplementary provision 2 of the revised municipal ordinance 2003, which provides the banks shall pay the enterprise taxes based on the lesser of gross banking profit or taxable income. SMBC, therefore, is planning to file and pay the enterprise taxes based on taxable income. The fact that SMBC is planning to file and pay the enterprise taxes according to the revised municipal ordinance does not constitute in any way an admission on the part of SMBC either of the constitutionality or of the legality of the revised municipal ordinance 2002 and 2003 as well as the municipal ordinance. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in "Deferred tax assets" of ¥48,699 million ($405 million) as compared with the amount that would have been included if the enterprise taxes had been levied on taxable income instead of gross profits. There was also a decrease in "Deferred tax liabilities for land revaluation" of ¥1,575 million ($13 million), and consequently stockholders' equity decreased by ¥47,124 million ($392 million).

(4) With the implementation of the "Revision of the Local Tax Law" (Legislation No. 9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as "taxable income and liquidation income" by the 12th paragraph of Article 72 of the Local Tax Law before the revision, is to be a combination of "amount of added value," "amount of capital" and "taxable income and liquidation income" from the fiscal year starting April 1, 2004. The enterprise taxes that have tax bases of the "amount of added value" and the "amount of capital" are not pertinent to the enterprise taxes that have tax bases of income-related amounts. The "Revision of the Local Tax Law" also stipulates that the metropolitan ordinance and the municipal ordinance are to be abolished from the fiscal year starting April 1, 2004.

In connection with the "Revision of the Local Tax Law," the effective statutory tax rate that domestic consolidated subsidiaries use in the calculations of deferred tax assets and liabilities from the fiscal year starting April 1, 2004 was changed, and thus, there was an increase in "Deferred tax assets" of ¥63,905 million ($532 million) and a decrease in "Income taxes, deferred" of ¥64,127 million ($534 million). There was also an increase in "Deferred tax liabilities for land revaluation" of ¥2,609 million ($22 million) and a decrease in "Land revaluation excess" of ¥2,618 million ($22 million).

As for SMBC, the effective statutory tax rate used in the calculations of deferred tax assets and liabilities was changed from 38.62% to 40.46%. As a result, there was an increase in "Deferred tax assets" of ¥67,657 million ($563 million) and a decrease in "Income taxes, deferred" of the same amount. There was also an increase in "Deferred tax liabilities for land revaluation" of ¥2,634 million ($22 million) and a decrease in "Land revaluation excess" of the same amount.

25. Employee Retirement Benefits

(1) Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as welfare pension plans, qualified pension plans and lump-sum severance indemnity plans. They may grant additional benefits in cases where certain requirements are met when employees retire. Some domestic consolidated subsidiaries received an approval from Minister of Health, Labor and Welfare for exemption from future retirement benefit obligations with respect to the entrusted portion of employee pension fund. SMBC and some consolidated subsidiaries in Japan contributed certain marketable equity securities to an employee retirement benefit trust.

(2) Projected benefit obligation

March 31, 2003		Millions of yen	Millions of U.S. dollars
Projected benefit obligation	(A)	¥(1,164,570)	$(9,688)
Plan assets	(B)	723,175	6,016
Unfunded projected benefit obligation	(C)=(A)+(B)	¥ (441,395)	$(3,672)
Unrecognized net obligation from initial application of the new accounting standard	(D)	44,087	367
Unrecognized net actuarial gain or loss	(E)	349,118	2,904
Unrecognized prior service costs	(F)	(53,218)	(443)
Net amount recorded on the consolidated balance sheet	(G)=(C)+(D)+(E)+(F)	¥ (101,408)	$ (844)
Prepaid pension cost (other assets)	(H)	—	—
Reserve for employee retirement benefits	(G)-(H)	¥ (101,408)	$ (844)

Plan assets related to the general type of welfare pension plan amounted to ¥27,306 million ($227 million) and were not included in "Plan assets" shown above.

(3) Pension expenses

Year ended March 31, 2003	*Millions of yen*	*Millions of U.S. dollars*
Service cost	¥26,163	$218
Interest cost on projected benefit obligation	34,772	289
Expected return on plan assets	(32,219)	(268)
Amortization of unrecognized net obligation from initial application of the new accounting standard	23,158	193
Amortization of unrecognized net actuarial gain or loss	24,547	204
Amortization of unrecognized prior service costs	(6,583)	(55)
Other (nonrecurring additional retirement allowance paid and other)	9,811	82
Pension expenses	¥79,650	$663
Gains on return of the entrusted portion of employee pension fund	(4,413)	(37)
Total	¥75,237	$626

(4) Assumptions

The principal assumptions used in determining benefit obligation and pension expenses at or for the year ended March 31, 2003 were as follows:

(a) Discount rate: 1.7% to 3.0%

(b) Expected rate of return on plan assets: 0.0% to 5.0%

(c) Allocation of estimated amount of retirement benefits: Allocated to each period by the straight-line method

(d) Term to amortize unrecognized prior service costs: Mainly 10 years

(e) Term to amortize unrecognized net actuarial gain or loss: Mainly 10 years

(f) Term to amortize unrecognized net obligation from initial application of new accounting standard: Mainly 5 years

26. Lease Transactions

(1) Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at March 31, 2003 was as follows:

(a) Lessee side

	Millions of yen		
March 31, 2003	Equipment	Other	Total
Acquisition cost	¥17,591	¥253	¥17,844
Accumulated depreciation	7,078	146	7,225
Net book value	¥10,512	¥106	¥10,618

	Millions of U.S. dollars		
March 31, 2003	Equipment	Other	Total
Acquisition cost	$146	$2	$148
Accumulated depreciation	59	1	60
Net book value	$ 87	$1	$ 88

Future minimum lease payments excluding interests at March 31, 2003 were as follows:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 3,020	$25
Due after one year	7,328	61
	¥10,348	$86

Total lease expenses for the year ended March 31, 2003 were ¥3,738 million ($31 million). Assumed depreciation charges for the year ended March 31, 2003 amounted to ¥3,440 million ($29 million). Assumed depreciation charges is calculated using the straight-line method over the lease term of the respective assets without salvage values. The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is computed using the effective interest method. Interest expenses for the year ended March 31, 2003 amounted to ¥279 million ($2 million).

(b) Lessor side

	Millions of yen		
March 31, 2003	Equipment	Other	Total
Acquisition cost	¥1,949,522	¥503,639	¥2,453,161
Accumulated depreciation	1,203,855	273,477	1,477,332
Net book value	¥ 745,667	¥230,161	¥ 975,828

	Millions of U.S. dollars		
March 31, 2003	Equipment	Other	Total
Acquisition cost	$16,219	$4,190	$20,409
Accumulated depreciation	10,015	2,276	12,291
Net book value	$ 6,204	$1,914	$ 8,118

Future lease payments receivable excluding interests at March 31, 2003 were as follows:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 312,772	$2,602
Due after one year	702,955	5,848
	¥1,015,727	$8,450

Total lease income for the year ended March 31, 2003 was ¥374,816 million ($3,118 million). Depreciation charges for the year ended March 31, 2003 amounted to ¥306,999 million ($2,554 million). Interest income represents the difference between the additional amount of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets. The allocation of such interest income over the lease term is computed using the effective interest method. Interest income for the year ended March 31, 2003 amounted to ¥70,330 million ($585 million).

(2) Operating leases

(a) Lessee side

Future minimum lease payments at March 31, 2003 were as follows:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 18,646	$155
Due after one year	101,035	841
	¥119,681	$996

(b) Lessor side

Future lease payments receivable at March 31, 2003 were as follows:

March 31, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥233	$2
Due after one year	482	4
	¥716	$6

Future lease payments receivable of ¥108,886 million ($906 million) on the lessor side referred to in (1) and (2) above were pledged as collateral for borrowings at March 31, 2003.

27. Loan Commitments

Commitment line contracts on overdrafts and loans are agreements to lend to customers when they apply for borrowing, to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥31,475,362 million ($261,858 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥28,769,561 million ($239,347 million) at March 31, 2003.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments have clauses that SMBC and consolidated subsidiaries can reject an application from customers or reduce the contract amounts in case economic conditions are changed, SMBC and consolidated subsidiaries need to secure claims or other events occur. In addition, SMBC and consolidated subsidiaries request the customers to pledge collateral such as premises and securities at the conclusion of the contracts, and take necessary measures such as grasping customers' financial positions, revising contracts when need arises and securing claims after the conclusion of the contracts.

28. Market Value of Marketable Securities

(1) Securities

The market value of marketable securities at March 31, 2003 was as follows:

In addition to "Securities" in the consolidated balance sheet, trading securities, negotiable certificates of deposit and commercial paper in "Trading assets," negotiable certificates of deposit in "Deposits with banks," and commercial papers and claims on loan trust in "Commercial paper and other debt purchased" are included in the amounts of following tables.

(a) Securities classified as trading purposes

March 31, 2003	Millions of yen	Millions of U.S. dollars
Consolidated balance sheet amount	¥1,434,190	$11,932
Losses included in profit/loss during the year	1,096	9

(b) Bonds classified as held-to-maturity with market value

	Millions of yen				
March 31, 2003	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	¥311,391	¥315,414	¥4,023	¥4,023	¥ —
Japanese local government bonds	23,091	23,920	828	828	—
Corporate bonds	—	—	—	—	—
Other	42,413	43,444	1,030	1,136	105
Total	¥376,896	¥382,779	¥5,882	¥5,988	¥105

	Millions of U.S. dollars				
March 31, 2003	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	$2,591	$2,624	$33	$33	$—
Japanese local government bonds	192	199	7	7	—
Corporate bonds	—	—	—	—	—
Other	353	362	9	10	1
Total	$3,136	$3,185	$49	$50	$ 1

Note: Market value is calculated by using market prices at the fiscal year-end.

(c) Other securities with market value

	Millions of yen				
March 31, 2003	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	¥ 3,167,955	¥ 3,002,513	¥(165,442)	¥112,952	¥278,395
Bonds	¥14,024,014	¥14,135,179	¥ 111,164	¥117,093	¥ 5,928
Japanese government bonds	12,516,061	12,590,255	74,193	79,479	5,286
Japanese local government bonds	342,798	352,112	9,314	9,415	101
Corporate bonds	1,165,153	1,192,811	27,657	28,197	540
Other	¥ 4,479,136	¥ 4,502,770	¥ 23,634	¥ 42,897	¥ 19,263
Total	¥21,671,106	¥21,640,463	¥ (30,643)	¥272,943	¥303,587

	Millions of U.S. dollars				
March 31, 2003	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	$ 26,355	$ 24,979	$(1,376)	$ 940	$2,316
Bonds	$116,673	$117,597	$ 924	$ 974	$ 50
Japanese government bonds	104,127	104,744	617	661	44
Japanese local government bonds	2,852	2,929	77	78	1
Corporate bonds	9,694	9,924	230	235	5
Other	$ 37,264	$ 37,461	$ 197	$ 357	$ 160
Total	$180,292	$180,037	$ (255)	$2,271	$2,526

Notes: 1. Market value is calculated as follows:

Stocks — Average market price during one month before the fiscal year-end

Bonds and other — Market price at the fiscal year-end

2. Other securities with market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current fiscal year. Valuation loss for this fiscal year was ¥494,815 million ($4,117 million). The rule for determining "significant decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers: Market value is lower than acquisition cost.

Issuers requiring caution: Market value is 30% or more lower than acquisition cost.

Normal issuers: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

(d) Bonds sold during the year ended March 31, 2003 that are classified as held-to-maturity
There are no corresponding items.

(e) Other securities sold during the year ended March 31, 2003

Year ended March 31, 2003	Millions of yen			Millions of U.S. dollars		
	Sales amount	Gains on sales	Losses on sales	Sales amount	Gains on sales	Losses on sales
Other securities	¥37,709,925	¥231,862	¥190,364	$313,726	$1,929	$1,584

(f) Securities with no available market value

March 31, 2003	Millions of yen Consolidated balance sheet amount	Millions of U.S. dollars Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Nonlisted foreign securities	¥ 4,105	$ 34
Other	6,463	54
Other securities		
Nonlisted foreign securities	¥ 363,282	$3,022
Nonlisted bonds	1,176,885	9,791
Nonlisted stocks (excluding OTC stocks)	281,888	2,345
Other	137,050	1,140

(g) Change of classification of securities
There are no-corresponding items.

(h) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

March 31, 2003	Millions of yen			
	1 year or less	1 to 5 years	5 to 10 years	Over 10 years
Bonds	¥3,482,943	¥ 8,134,230	¥3,769,404	¥ 260,826
Japanese government bonds	3,303,635	6,306,161	3,034,984	256,865
Japanese local government bonds	11,935	138,933	223,723	612
Japanese corporate bonds	167,372	1,689,135	510,695	3,349
Other	¥ 355,161	¥ 2,886,041	¥ 765,581	¥ 880,974
Total	¥3,838,104	¥11,020,271	¥4,534,985	¥1,141,800

March 31, 2003	Millions of U.S. dollars			
	1 year or less	1 to 5 years	5 to 10 years	Over 10 years
Bonds	$28,976	$67,672	$31,359	$2,170
Japanese government bonds	27,484	52,464	25,249	2,137
Japanese local government bonds	99	1,156	1,861	5
Japanese corporate bonds	1,393	14,052	4,249	28
Other	$ 2,955	$24,011	$ 6,370	$7,329
Total	$31,931	$91,683	$37,729	$9,499

(2) Money held in trust

(a) Money held in trust classified as trading purposes

March 31, 2003	Millions of yen	Millions of U.S. dollars
Consolidated balance sheet amount	¥1,629	$14
Gains included in profit/loss during the year	12	0

(b) Money held in trust classified as held-to-maturity
There are no corresponding items.

(c) Other money held in trust

March 31, 2003	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Other money held in trust	¥23,044	¥23,000	¥(44)	¥510	¥555

March 31, 2003	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Other money held in trust	$191	$191	$(0)	$4	$4

(3) Net unrealized gains (losses) on other securities and other money held in trust

March 31, 2003	Millions of yen	Millions of U.S. dollars
Net unrealized gains (losses)	¥(30,758)	$(256)
Other securities	(30,713)	(256)
Other money held in trust	(44)	(0)
(+) Deferred tax assets	2,004	17
Net unrealized gains (losses) on other securities (before following adjustment)	¥(28,754)	$(239)
(−) Minority interests	¥ (4,557)	$ (38)
(+) SMFG's interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	(1)	(0)
Net unrealized gains (losses) on other securities	¥(24,197)	$(201)

Note: Net unrealized gains (losses) included foreign currency translation adjustments on nonmarketable securities denominated in foreign currency.

29. Derivative Transactions

(1) Interest rate derivatives

March 31, 2003	Millions of yen			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Transactions listed on exchange				
Interest rate futures:				
Sold	¥ 59,749,099	¥ 4,547,691	¥ (103,623)	¥ (103,623)
Bought	57,633,988	5,676,922	109,474	109,474
Interest rate options:				
Sold	¥ 1,230,739	¥ —	¥ 76	¥ 76
Bought	600,964	205,802	(99)	(99)
Over-the-counter transactions				
Forward rate agreements:				
Sold	¥ 13,389,231	¥ 590,000	¥ 1,076	¥ 1,076
Bought	3,469,855	455,000	(500)	(500)
Interest rate swaps:	¥305,031,482	¥214,079,553	¥ 250,498	¥ 250,498
Receivable fixed rate/payable floating rate	146,600,794	101,347,568	3,300,127	3,300,127
Receivable floating rate/payable fixed rate	139,298,388	98,710,883	(3,040,142)	(3,040,142)
Receivable floating rate/payable floating rate	18,990,156	13,890,272	850	850
Swaptions:				
Sold	¥ 1,720,503	¥ 798,669	¥ (35,707)	¥ (35,707)
Bought	1,523,512	1,106,731	26,355	26,355
Caps:				
Sold	¥ 5,352,002	¥ 3,331,808	¥ (4,194)	¥ (4,194)
Bought	3,616,992	2,536,627	6,682	6,682
Floors:				
Sold	¥ 317,281	¥ 207,279	¥ (7,673)	¥ (7,673)
Bought	351,199	195,322	9,027	9,027
Other:				
Sold	¥ 42,316	¥ 36,551	¥ (6,526)	¥ (6,526)
Bought	250,660	92,669	6,603	6,603
Total	/	/	¥ 251,467	¥ 251,467

March 31, 2003	Millions of U.S. dollars			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Transactions listed on exchange				
Interest rate futures:				
Sold	$ 497,081	$ 37,834	$ (862)	$ (862)
Bought	479,484	47,229	911	911
Interest rate options:				
Sold	$ 10,239	$ —	$ 1	$ 1
Bought	5,000	1,712	(1)	(1)
Over-the-counter transactions				
Forward rate agreements:				
Sold	$ 111,391	$ 4,908	$ 9	$ 9
Bought	28,867	3,785	(4)	(4)
Interest rate swaps:	$2,537,700	$1,781,028	$ 2,084	$ 2,084
Receivable fixed rate/payable floating rate	1,219,641	843,158	27,455	27,455
Receivable floating rate/payable fixed rate	1,158,888	821,222	(25,292)	(25,292)
Receivable floating rate/payable floating rate	157,988	115,560	7	7
Swaptions:				
Sold	$ 14,314	$ 6,645	$ (297)	$ (297)
Bought	12,675	9,207	219	219
Caps:				
Sold	$ 44,526	$ 27,719	$ (35)	$ (35)
Bought	30,091	21,103	55	55
Floors:				
Sold	$ 2,640	$ 1,724	$ (64)	$ (64)
Bought	2,922	1,625	75	75
Other:				
Sold	$ 352	$ 304	$ (54)	$ (54)
Bought	2,085	771	55	55
Total	/	/	$ 2,092	$ 2,092

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above, of which their net unrealized gains amount to ¥818 million ($7 million).
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(2) Currency derivatives

March 31, 2003	Millions of yen			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Currency swaps	¥16,433,656	¥8,831,238	¥(39,389)	¥(39,389)
Currency swaptions				
Sold	¥ 330,238	¥ 330,238	¥ (3,173)	¥ (3,173)
Bought	865,005	865,005	13,724	13,724
Forward foreign exchange	¥ 2,935,846	¥ 547,699	¥ 1,518	¥ 1,518
Currency options				
Sold	¥ 56,586	¥ 13,166	¥ (1,375)	¥ (1,375)
Bought	60,441	21,575	1,585	1,585
Other				
Sold	¥ 15,310	¥ 2,855	¥ 153	¥ 153
Bought	—	—	—	—
Total	/	/	¥(26,956)	¥(26,956)

March 31, 2003	Millions of U.S. dollars			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Currency swaps	$136,719	$73,471	$(328)	$(328)
Currency swaptions				
Sold	$ 2,747	$ 2,747	$ (26)	$ (26)
Bought	7,196	7,196	114	114
Forward foreign exchange	$ 24,425	$ 4,557	$ 13	$ 13
Currency options				
Sold	$ 471	$ 110	$ (11)	$ (11)
Bought	503	179	13	13
Other				
Sold	$ 127	$ 24	$ 1	$ 1
Bought	—	—	—	—
Total	/	/	$(224)	$(224)

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which hedge accounting method is applied and the transaction shown in Note 3 below, are not included in the amounts above.
Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above, of which their net unrealized gains amount to ¥371 million ($3 million).
2. Market value is calculated mainly using discounted present value.
3. Forward foreign exchange and currency options which are of the following types are not included in the amounts above:
(a) Those that are revaluated at fiscal year-end and the revaluation gains (losses) are accounted for in the consolidated statement of operations.
(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected in the amount of the financial assets/liabilities on the consolidated balance sheet.
(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.
The contract amount of currency derivatives which are revaluated at the consolidated balance sheet date are as follows:

March 31, 2003	Millions of yen	Millions of U.S. dollars
	Contract amount	Contract amount
Transactions listed on exchange		
Currency futures:		
Sold	¥ —	$ —
Bought	—	—
Currency options:		
Sold	¥ —	$ —
Bought	—	—
Over-the-counter transactions		
Forward foreign exchange	¥37,271,679	$310,081
Currency options:		
Sold	¥ 3,001,518	$ 24,971
Bought	3,195,840	26,588

(3) Equity derivatives

March 31, 2003	Millions of yen Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	¥ —	¥—	¥—	¥—
Bought	—	—	—	—
Equity price index options:				
Sold	¥ —	¥—	¥—	¥—
Bought	—	—	—	—
Over-the-counter transactions				
Equity options:				
Sold	¥ 0	¥—	¥ 0	¥ 0
Bought	0	—	(0)	(0)
Equity price index swaps:				
Receivable equity index/payable floating rate	¥ —	¥—	¥—	¥—
Receivable floating rate/payable equity index	—	—	—	—
Other:				
Sold	¥477	¥—	¥ 0	¥ 0
Bought	477	—	0	0
Total	/	/	¥ 0	¥ 0

March 31, 2003	Millions of U.S. dollars Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	$—	$—	$—	$—
Bought	—	—	—	—
Equity price index options:				
Sold	$—	$—	$—	$—
Bought	—	—	—	—
Over-the-counter transactions				
Equity options:				
Sold	$ 0	$—	$ 0	$ 0
Bought	0	—	(0)	(0)
Equity price index swaps:				
Receivable equity index/payable floating rate	$—	$—	$—	$—
Receivable floating rate/payable equity index	—	—	—	—
Other:				
Sold	$ 4	$—	$ 0	$ 0
Bought	4	—	0	0
Total	/	/	$ 0	$ 0

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange. Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(4) Bond derivatives

March 31, 2003	Millions of yen Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	¥119,032	¥ —	¥(388)	¥(388)
Bought	129,712	—	(67)	(67)
Bond futures options:				
Sold	¥ 4,000	¥ —	¥ (8)	¥ (8)
Bought	—	—	—	—
Over-the-counter transactions				
Bond options:				
Sold	¥ 16,010	¥15,617	¥ 0	¥ 0
Bought	4,719	3,125	0	0
Total	/	/	¥(463)	¥(463)

March 31, 2003	Millions of U.S. dollars			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Transactions listed on exchange				
Bond futures:				
Sold	$ 990	$ —	$(3)	$(3)
Bought	1,079	—	(1)	(1)
Bond futures options:				
Sold	$ 33	$ —	$(0)	$(0)
Bought	—	—	—	—
Over-the-counter transactions				
Bond options:				
Sold	$ 133	$130	$ 0	$ 0
Bought	39	26	0	0
Total	/	/	$(4)	$(4)

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange. Market value of OTC transactions is calculated mainly using option pricing models.

(5) Commodity derivatives

March 31, 2003	Millions of yen			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	¥31,049	¥27,358	¥(1,607)	¥(1,607)
Receivable floating price/payable fixed price	31,049	27,358	2,376	2,376
Commodity options:				
Sold	¥ 6,369	¥ 4,063	¥(1,493)	¥(1,493)
Bought	6,369	4,063	1,521	1,521
Total	/	/	¥ 797	¥ 797

March 31, 2003	Millions of U.S. dollars			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	$258	$228	$(13)	$(13)
Receivable floating price/payable fixed price	258	228	20	20
Commodity options:				
Sold	$ 53	$ 34	$(13)	$(13)
Bought	53	34	13	13
Total	/	/	$ 7	$ 7

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. Commodity derivatives are transactions on oil and metal.

(6) Credit derivative transactions

March 31, 2003	Millions of yen			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Credit default options:				
Sold	¥39,823	¥22,790	¥(1,767)	¥(1,767)
Bought	35,625	18,592	3,153	3,153
Other:				
Sold	¥ 5,722	¥ 1,099	¥ 4,915	¥ 4,915
Bought	86,567	79,546	276	276
Total	/	/	¥ 6,578	¥ 6,578

March 31, 2003	Millions of U.S. dollars			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Credit default options:				
Sold	$331	$190	$(14)	$(14)
Bought	296	155	26	26
Other:				
Sold	$ 48	$ 9	$ 41	$ 41
Bought	720	662	2	2
Total	/	/	$ 55	$ 55

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value is calculated based on factors such as price of the reference assets and contract term.
3. "Sold" represents transactions in which the credit risk is accepted; "Bought" represents transactions in which the credit risk is transferred.

30. Segment Information

(1) Business segment information

Year ended March 31, 2003	Millions of yen					
	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
I. Ordinary income						
(1) External customers	¥ 2,530,217	¥ 640,529	¥ 335,639	¥ 3,506,386	¥ —	¥ 3,506,386
(2) Intersegment	31,282	5,563	163,790	200,636	(200,636)	—
Total	¥ 2,561,499	¥ 646,093	¥ 499,429	¥ 3,707,023	¥ (200,636)	¥ 3,506,386
Ordinary expenses	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
Ordinary profit (loss)	¥ (569,221)	¥ 23,855	¥ 52,265	¥ (493,099)	¥ (22,650)	¥ (515,749)
II. Assets, depreciation and capital expenditure						
Assets	¥102,058,264	¥1,789,697	¥6,158,720	¥110,006,682	¥(5,399,232)	¥104,607,449
Depreciation	73,505	329,478	18,908	421,892	1	421,894
Capital expenditure	85,829	319,716	30,145	435,690	29	435,720

Year ended March 31, 2003	Millions of U.S. dollars					
	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
I. Ordinary income						
(1) External customers	$ 21,050	$ 5,329	$ 2,792	$ 29,171	$ —	$ 29,171
(2) Intersegment	260	46	1,363	1,669	(1,669)	—
Total	$ 21,310	$ 5,375	$ 4,155	$ 30,840	$ (1,669)	$ 29,171
Ordinary expenses	26,046	5,176	3,720	34,942	(1,480)	33,462
Ordinary profit (loss)	$ (4,736)	$ 199	$ 435	$ (4,102)	$ (189)	$ (4,291)
II. Assets, depreciation and capital expenditure						
Assets	$849,070	$14,889	$51,238	$915,197	$(44,919)	$870,278
Depreciation	612	2,741	157	3,510	0	3,510
Capital expenditure	714	2,660	251	3,625	0	3,625

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
2. "Other" includes securities, credit card, investment banking, loans, factoring, venture capital, system development and information processing.
3. As for assets, unallocated corporate assets that were included in "Elimination and unallocated corporate assets" mainly consisted of investments in affiliates of ¥3,373,529 million ($28,066 million).
4. Ordinary income represents total income excluding gains on disposition of premises and equipment, collection of written-off claims and reversals of other reserves. Ordinary expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.
5. As mentioned in Note 24 "Income Taxes," the effective tax rate was changed with the implementation of the "Revision of the Local Tax Law" (Legislation No. 9, 2003) on March 31, 2003. As a result, Assets of "Banking business" increased by ¥65,769 million ($547 million), and Assets of "Leasing" and "Other" decreased by ¥753 million ($6 million) and ¥1,109 million ($9 million), respectively as compared with the assets that were calculated using the former effective tax rate.

(2) Geographic segment information

Year ended March 31, 2003	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of yen						
I. Ordinary income							
(1) External customers	¥ 3,033,860	¥ 173,224	¥ 174,353	¥ 124,948	¥ 3,506,386	¥ —	¥ 3,506,386
(2) Intersegment	66,249	48,741	32,144	26,912	174,048	(174,048)	—
Total	¥ 3,100,110	¥ 221,966	¥ 206,498	¥ 151,860	¥ 3,680,435	¥ (174,048)	¥ 3,506,386
Ordinary expenses	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
Ordinary profit (loss)	¥ (704,666)	¥ 72,071	¥ 71,512	¥ 69,208	¥ (491,873)	¥ (23,876)	¥ (515,749)
II. Assets	¥96,909,941	¥6,138,645	¥2,167,625	¥2,647,964	¥107,864,176	¥(3,256,726)	¥104,607,449

Year ended March 31, 2003	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of U.S. dollars						
I. Ordinary income							
(1) External customers	$ 25,240	$ 1,441	$ 1,451	$ 1,039	$ 29,171	$ —	$ 29,171
(2) Intersegment	551	405	267	225	1,448	(1,448)	—
Total	$ 25,791	$ 1,846	$ 1,718	$ 1,264	$ 30,619	$ (1,448)	$ 29,171
Ordinary expenses	31,653	1,247	1,123	688	34,711	(1,249)	33,462
Ordinary profit (loss)	$ (5,862)	$ 599	$ 595	$ 576	$ (4,092)	$ (199)	$ (4,291)
II. Assets	$806,239	$51,070	$18,034	$22,030	$897,373	$(27,095)	$870,278

Notes: 1. The geographic segmentation is classified based on the degrees of following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
2. The Americas includes the United States, Brazil and others; Europe includes the United Kingdom, France and others; Asia and Oceania includes Hong Kong, Singapore and others except Japan.
3. As for assets, unallocated corporate assets that were included in "Elimination and unallocated corporate assets" mainly consisted of investments in affiliates of ¥3,373,529 million ($28,066 million).
4. Ordinary income represents total income excluding gains on disposition of premises and equipment, recoveries of written-off claims and reversals of other reserves. Ordinary expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.
5. As mentioned in Note 24 "Income Taxes," the effective tax rate was changed with the implementation of the "Revision of the Local Tax Law" (Legislation No. 9, 2003) on March 31, 2003. As a result, Assets of "Japan" increased by ¥63,905 million ($532 million) as compared with assets that were calculated using the former effective tax rate.

(3) Ordinary income from overseas operations

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars
Ordinary income from overseas operations (A)	¥ 472,525	$ 3,931
Consolidated ordinary income (B)	3,506,386	29,171
(A) / (B)	13.5%	13.5%

Note: The above table shows ordinary income from transactions of SMBC's overseas branches and overseas consolidated subsidiaries, excluding internal income.

31. Subsequent Event

Appropriations of retained earnings

The following appropriations of retained earnings of SMFG at March 31, 2003 were approved by the general meeting of shareholders held on June 27, 2003:

		Millions of yen	Millions of U.S. dollars
Cash dividends,	¥3,000 per share on common stock	¥17,385	$145
	¥10,500 per share on preferred stock (Type 1)	703	6
	¥28,500 per share on preferred stock (Type 2)	2,850	24
	¥13,700 per share on preferred stock (Type 3)	10,960	91
	¥19,500 per share on preferred stock (First to Twelfth series Type 4)	976	8
	¥3,750 per share on preferred stock (Thirteenth series Type 4)	431	3

32. Parent Company

(1) Nonconsolidated Balance Sheet
Sumitomo Mitsui Financial Group, Inc.

March 31, 2003	Millions of yen	Millions of U.S. dollars (Note 1)
Assets		
Current assets	¥ 106,108	$ 883
Cash and due from banks	64,725	539
Deferred tax assets	35	0
Accrued income	315	3
Refundable income tax	40,976	341
Other current assets	55	0
Fixed assets	¥3,306,213	$27,506
Premises and equipment	0	0
Buildings	0	0
Intangible assets	26	0
Software	26	0
Investments and other assets	3,306,185	27,506
Investments in subsidiaries and affiliates	3,260,957	27,129
Long-term loans to subsidiaries and affiliates	40,000	333
Deferred tax assets	5,227	44
Other investments	0	0
Deferred charges	1,207	10
Organization cost	1,207	10
Total assets	**¥3,413,529**	**$28,399**
Liabilities		
Current liabilities	¥ 257,442	$ 2,142
Short-term borrowings	256,501	2,134
Accrued expenses	651	5
Income taxes payable	1	0
Business office taxes payable	1	0
Consumption taxes payable	106	1
Reserve for employees bonuses	83	1
Other current liabilities	96	1
Total liabilities	**¥ 257,442**	**$ 2,142**
Stockholders' equity		
Capital stock	¥1,247,650	$10,380
Capital surplus	¥1,747,266	$14,536
Capital reserve	1,747,266	14,536
Retained earnings	¥ 161,521	$ 1,344
Earned surplus reserve	496	4
Voluntary reserve	30,420	253
Special voluntary earned reserves	30,420	253
Unappropriated retained earnings	130,605	1,087
Treasury stock	¥ (351)	$ (3)
Total stockholders' equity	**¥3,156,086**	**$26,257**
Total liabilities and stockholders' equity	**¥3,413,529**	**$28,399**

(2) Nonconsolidated Statement of Income
Sumitomo Mitsui Financial Group, Inc.

Year ended March 31, 2003	Millions of yen	Millions of U.S. dollars (Note 1)
Operating income	¥131,519	$1,094
Dividends on investments in subsidiaries and affiliates	128,265	1,067
Fees and commissions received from subsidiaries	3,124	26
Interest income on loans to subsidiaries and affiliates	128	1
Operating expenses	¥ 971	$ 8
General and administrative expenses	971	8
Other operating expenses	0	0
Operating profit	¥130,547	$1,086
Nonoperating income	¥ 13	$ 0
Interest income on deposits	9	0
Fees and commissions income	4	0
Nonoperating expenses	¥ 10,926	$ 91
Interest on borrowings	176	1
Amortization of organization costs	301	3
Stock issuance costs	9,994	83
Fees and commissions expenses	73	1
Other nonoperating expenses	380	3
Income before income taxes	¥119,634	$ 995
Income taxes:		
Current	156	1
Deferred	(5,259)	(44)
Net income	¥124,738	$1,038

	Yen	U.S. dollars (Note 1)
Per share data:		
Net income	¥18,918.33	$157.39
Net income — diluted	15,691.82	130.55
Declared dividends on common stock	3,000	24.96
Declared dividends on preferred stock (Type 1)	10,500	87.35
Declared dividends on preferred stock (Type 2)	28,500	237.10
Declared dividends on preferred stock (Type 3)	13,700	113.98
Declared dividends on preferred stock (First to Twelfth series Type 4)	19,500	162.23
Declared dividends on preferred stock (Thirteenth series Type 4)	3,750	31.20

Independent Auditors' Report

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.

We have audited the accompanying consolidated balance sheet of Sumitomo Mitsui Financial Group, Inc. ("SMFG") and subsidiaries as of March 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of SMFG's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMFG and subsidiaries as of March 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Japan as described in Note 1 to the consolidated financial statements.

The consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

Asahi & Co.

Tokyo, Japan
June 27, 2003

Summary of Significant Differences between Japanese GAAP and U.S. GAAP

The consolidated financial statements of SMFG and its subsidiaries presented in this annual report conform with generally accepted accounting principles in Japan ("Japanese GAAP"). Such principles vary from the accounting principles generally accepted in the United States ("U.S. GAAP"). Significant differences between Japanese GAAP and U.S. GAAP are summarized below. These differences are not necessarily the only differences and other differences may exist:

Japanese GAAP	U.S. GAAP
Consolidated Subsidiaries The consolidated financial statements include all enterprises that are controlled by the parent, irrespective of the percentage of the voting shares owned. Control is defined as the power to govern the decision making body of an enterprise.	**Consolidated Subsidiaries** Statement of Financial Accounting Standards ("SFAS") No. 94 requires a parent company to consolidate all of its majority-owned subsidiaries with more than 50% of outstanding voting shares, subject to certain exceptions relate to temporary control or the parent company's inability to exercise control over the subsidiary. In January 2003, The Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which applies immediately to variable interest entities created after January 31, 2003 and in the first fiscal year or interim period beginning after June 15, 2003 to older entities. An entity is considered a variable interest entity that is subject to consolidation under the Interpretation if the entity's total equity at risk is insufficient to permit the entity to finance its activities without additional subordinated financial support or if equity investors lack one of three characteristics of a controlling financial interest.
Equity Method of Accounting Affiliates are enterprises over which SMFG has material influence with respect to their financial and operating policies. Investments in nonconsolidated subsidiaries or affiliates are accounted for by the equity method in the consolidated financial statements.	**Equity Method of Accounting** Investments representing ownership of 20% to 50% of the outstanding voting shares are accounted for by the equity method. In addition, investments representing ownership of less than 20% are accounted for by the equity method if the investor has the ability to exercise significant influence over the entity in which it invests.
Business Combinations Currently, there are no established accounting principles for business combinations. Accounting treatment that is similar to the pooling-of-interest method is normally used for business combinations in accordance with the Commercial Code of Japan. Under the accounting treatment, the balance sheet items of the acquired company are combined with those of the acquiring company at their carrying amount or fair value, and the effect of such pooling shall not be reflected in prior years' financial statements.	**Business Combinations** SFAS No. 141, Accounting for Business Combinations, prescribes the purchase method for all business combinations. The purchase method requires the valuation of the acquired assets and liabilities based on fair market values at the time of combination. The difference between the fair market values of the net assets and the consideration given represents goodwill.

Securities

Debt securities that consolidated subsidiaries have the intent and ability to hold to maturity (held-to-maturity securities) are carried at amortized cost. Trading securities are carried at market value with gains or losses included in the current period income. Other securities (available-for-sale securities) are carried at fair value with unrealized gains or losses recorded directly to stockholders' equity, net of taxes.

Securities

Investments in marketable equity and all debt securities are classified at acquisition according to management's intent, into one of the following categories: trading, available-for-sale, or held-to-maturity. Trading securities are marked to fair value, with the resulting unrealized gain or loss recognized in income. Available-for-sale securities should be marked to fair value, with the resulting unrealized gain or loss recorded in other comprehensive income. Held-to-maturity securities are carried at amortized cost. Other than temporary declines in value are charged to earnings when incurred.

Accounting for Derivatives and Hedging Activities

Derivative instruments are carried at fair value with changes included in the current period income unless certain hedge accounting criteria are met. In general, if derivative instruments are used as hedges and meet certain hedging criteria, a company defers recognition of gains or losses resulting from changes in fair value of derivative instruments as either an asset or liability until the related losses or gains on the hedged items are recognized.

A bank is permitted to adopt "Macro Hedge Accounting" as a hedge accounting method, under which the bank manages the total interest rate risk arising from various financial assets and liabilities as a whole by using financial derivative transactions.

Accounting for Derivatives and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities requires the recognition of all derivatives as assets or liabilities in the balance sheet measured at fair value. Changes in the fair values of derivatives are included in earnings unless the derivative qualifies for hedge accounting criteria. The changes in the fair value of derivatives qualifying for hedge accounting criteria depend on the intended use.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability or a firm commitment, the gain or loss is recognized in earnings in the period of change together with the offsetting fair value loss or gain on the hedged item.

For derivatives designated as hedging the exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income. Gains and losses of cash flow hedges included in other comprehensive income are reclassified into earnings in the same period or periods during which the related asset or liability affects earnings.

For derivatives designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment.

Accounting for Sales of Loans with Recourse

Certain loan participations which meet specified criteria are allowed to be accounted for as sales, even though the loans are not legally isolated from the transferor.

Accounting for Sales of Loans with Recourse

Under U.S. GAAP, pursuant to SFAS No. 140, financial assets are generally recorded as sold and removed from the balance sheet only when the following conditions have been met: legal title has passed; the financial assets are beyond the reach of the transferor's creditors, even in bankruptcy or receivership; the purchaser obtains the asset free of conditions that constrain it from taking advantage of the right to pledge or sell the asset; and the transferor does not maintain effective control over the assets as defined. Sales that are not free of such constraints are recorded as a financing. A transfer of assets qualifying as a sale under U.S. GAAP but in connection with which the seller has assumed a limited recourse obligation would result in the recording of a liability for the estimated recourse.

Restructured Loans

Discounted present value had not been historically used to measure impairment of a loan. Reserve for restructured loans were computed based on historical loss experience.

From the fiscal year ended at March 31, 2003, pursuant to "Audit considerations with respect to the discounted cash flow method used to determine allowance for credit losses by banks and other financial institutions" (issued by JICPA on February 24, 2003), major banks are required to provide reserves for possible loan losses using the Discounted Cash Flows method as follows for loans to large borrowers classified as "Past due loans (3 months or more)" or "Restructured loans":

(a) A bank rationally estimates the cash flows of principal and interest, and measures their present values by discounting the cash flows using the initial contractual interest rate.

(b) A bank recognizes the difference between the present value and its book value as estimated losses and provides reserve for possible loan losses.

Restructured Loans

SFAS No. 114 requires that impairment of a loan, including a troubled debt restructuring, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as practicably expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent.

Accrued Interest on Nonperforming Loans

Consolidated subsidiaries place into the non-accrual status loans which management assesses as "Bankrupt," "Effectively Bankrupt" or "Potentially Bankrupt." Accrued interest related to such loans is written-off.

Accrued Interest on Nonperforming Loans

Loans are placed on non-accrual status when they are deemed uncollectible based on management's assessment. Accrued interest related to such loans is reversed against interest income.

Income is generally recognized on such loans using either a cost-recovery method, cash-basis method or some combination of those methods.

Impairment of Long-Lived Assets

Currently, there is no requirement to consider the impairment of long-lived assets.

In August 2002, the Business Accounting Council issued "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets." The opinion set forth basic ideas about (a) assets subject to impairment consideration, (b) recognition and measurement of impairment loss, (c) accounting after recognition of impairment loss and (d) treatment of finance lease transactions. The opinion proposes that the Accounting Standards Board of Japan develop practical guidelines by the summer of 2003 and that the standard become effective for fiscal years beginning after March 31, 2005. Earlier adoption is permitted under certain conditions.

Impairment of Long-Lived Assets

SFAS No. 144 requires the recognition of an impairment loss only if the carrying amount of a long-lived asset to be held and used is not recoverable from its undiscounted cash flows and exceeds its fair value. Impairment loss is measured by calculating the difference between the carrying amount and fair value of the long-lived assets. The impairment loss shall be included in the current period income.

A long-lived asset that meets the criteria to be classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell.

Goodwill

Goodwill that is the excess of investment cost over the parent's share of the underlying equity in net assets of the subsidiary at the date of acquisition and that is created in consolidation procedures shall be amortized within 20 years.

Goodwill

Prior to the effective date of SFAS No. 142, goodwill was amortized over its estimated economic life, not to exceed 40 years.

Under SFAS No. 142, effective from the fiscal year beginning after December 15, 2001, goodwill shall not be amortized but rather shall be tested at least annually for impairment.

Employee Pension and Post-Retirement Benefits

Reserve for employee retirement benefit is recorded based on an actuarial computation, which uses the present value of the projected benefit obligation and pension assets, based on an employee's credited years of services at the balance sheet date.

Accounting for the transfer of the Substitutional Portion of Employee Pension Fund Liabilities

In general, accounting for any gain on transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities is recognized when the obligation is settled and actually transferred. As an alternative, the gain on the return of the entrusted portion of the employee pension fund is allowed if the transfer is resolved by board of delegates and there are plan assets equivalent to the amount that should be transferred to the Japanese Government. This treatment is allowed within 30 months from June 15, 2001.

Earned Surplus Reserve

Under the Banking Law of Japan, an amount equivalent to at least 20% of cash disbursements paid was appropriated and was set aside as earned surplus reserve in the retained earnings up to the amount of common stock.

Effective October 1, 2001, such earned surplus reserve is recorded until the total of both earned surplus reserve and capital surplus equals the amount of common stock. The excess of the total amount over the amount of common stock may be transferred to retained earnings by resolution of stockholders.

Land Revaluation Excess

Land which had been recorded at acquired cost was allowed to be revalued at fair value at one time during a fiscal year from March 31, 1998 to March 31, 2002. The resulting gains were recorded in land revaluation excess as a separate component in the stockholders' equity, net of tax.

The land shall not be revaluated after the initial revaluation even if the fair value declined.

Employee Pension and Post-Retirement Benefits

U.S. GAAP generally requires the use of actuarial methods for measuring annual employee benefit costs, including the use of assumptions such as the rate of salary progression, discount rate, rate of return on plan assets, etc., the amortization of prior service costs over the remaining service period of active employees and the immediate recognition of a liability when the accumulated benefit obligation exceeds the fair market value of pension plan assets.

Accounting for the transfer of the Substitutional Portion of Employee Pension Fund Liabilities

In accordance with Emerging Issues Task Force Issue No. 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the entire separation process and transfer will be accounted for at the time the transfer of the benefit obligation and related plan assets is completed. The ultimate determination of any gain or loss will be made as of the date the transfer has been completed in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Earned Surplus Reserve

Such earned surplus reserve is not provided for under U.S. GAAP.

Land Revaluation Excess

Such land revaluation excess is not permissible.

Guarantees

Notional amounts of guarantees, including standby letters of credit and the related reimbursement obligations of customers, are presented on the balance sheet with assets of equal amounts.

Guarantees

In November 2002, the Financial Accounting Board (FASB) issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which, among other provisions, applies to guarantees issued or modified after December 31, 2002. The issuer of a guarantee is required to recognize, at the inception of the guarantee, an initial liability for fair value of its obligations under the guarantee basically. The above-mentioned treatment is required for letters, such as financial standby letters of credit and contracts that contingently require the guarantor to make payments to the guaranteed party.

Loan Fees

Loan origination fees and costs are recognized when income is received and costs are incurred.

Loan Fees

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield based on the effective interest method.

Certain direct loan origination costs are also deferred and recognized over the life of the related loan as a reduction of the loan's yield based on the effective interest method.

Directors' Bonuses

Directors' bonuses are charged directly to retained earnings by resolution of stockholders.

Directors' Bonuses

Directors' compensation is expensed on an accrual basis as earned.

Leases

Unless transfer of ownership occurs, financing leases may be accounted for as operating leases accompanied with sufficient footnote disclosure.

Leases

Leases are classified as either capital or operating, based on specified criteria. A lease which transfers substantially all of the benefits and risks of ownership to the lessee is reported as a capital lease. Other leases are accounted for as operating leases.

Comprehensive Income

There are no specific accounting principles for reporting comprehensive income.

Comprehensive Income

U.S. GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes all changes in stockholders' equity during an accounting period except those resulting from investments by or distributions to owners, including certain items not included in the current results of operations.

Supplemental Information

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

March 31	Millions of yen 2003	Millions of yen 2002	Millions of U.S. dollars 2003
Assets			
Cash and due from banks	¥ 2,895,968	¥ 2,128,742	$ 24,093
Deposits with banks	541,275	3,503,554	4,503
Call loans and bills bought	187,563	720,154	1,560
Receivables under resale agreements	109,710	793,266	913
Receivables under securities borrowing transactions	1,981,243	—	16,483
Commercial paper and other debt purchased	363,981	461,879	3,028
Trading assets	4,495,396	3,278,105	37,399
Money held in trust	24,629	33,860	205
Securities	23,958,521	20,694,632	199,322
Loans and bills discounted	61,219,617	63,645,586	509,315
Foreign exchanges	749,974	795,755	6,239
Other assets	2,157,885	6,447,644	17,953
Premises and equipment	920,076	1,207,589	7,655
Lease assets	26,130	927,120	217
Deferred tax assets	1,885,307	1,882,464	15,685
Deferred tax assets for land revaluation	724	726	6
Goodwill	—	18,518	—
Customers' liabilities for acceptances and guarantees	3,078,461	3,625,047	25,611
Reserve for possible loan losses	(2,201,830)	(2,159,649)	(18,318)
Total assets	¥102,394,637	¥108,005,001	$851,869
Liabilities, minority interests and stockholders' equity			
Liabilities			
Deposits	¥ 67,885,022	¥ 71,648,073	$564,767
Call money and bills sold	8,953,084	10,775,484	74,485
Payables under repurchase agreements	4,144,735	1,468,504	34,482
Payables under securities lending transactions	4,807,245	—	39,994
Commercial paper	50,500	1,167,500	420
Trading liabilities	2,851,391	2,331,500	23,722
Borrowed money	1,427,000	2,889,907	11,872
Foreign exchanges	397,666	299,610	3,308
Bonds	3,441,137	3,505,820	28,628
Convertible bonds	—	1,106	—
Pledged money for securities lending transactions	—	3,174,799	—
Due to trust account	5,953	—	50
Other liabilities	1,952,000	2,861,669	16,240
Reserve for employee bonuses	16,111	21,606	134
Reserve for employee retirement benefits	92,802	147,972	772
Reserve for possible losses on loans sold	20,665	86,371	172
Other reserves	649	336	5
Deferred tax liabilities	43,726	39,206	364
Deferred tax liabilities for land revaluation	58,788	64,015	489
Acceptances and guarantees	3,078,461	3,625,047	25,611
Total liabilities	¥ 99,226,942	¥104,108,534	$825,515
Minority interests	¥ 1,025,150	¥ 983,847	$ 8,529
Stockholders' equity			
Capital stock	¥ 559,985	¥ 1,326,746	$ 4,659
Capital surplus	1,298,511	1,326,758	10,803
Retained earnings	258,690	475,357	2,152
Land revaluation excess	101,336	121,244	843
Net unrealized losses on other securities	(21,559)	(304,837)	(179)
Foreign currency translation adjustments	(54,419)	(15,174)	(453)
Treasury stock	—	(283)	—
Parent bank stock held by subsidiaries	—	(17,191)	—
Total stockholders' equity	¥ 2,142,544	¥ 2,912,619	$ 17,825
Total liabilities, minority interests and stockholders' equity	¥102,394,637	¥108,005,001	$851,869

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥120.20 to US$1, the exchange rate prevailing at March 31, 2003.

Consolidated Statements of Operations (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Year ended March 31	Millions of yen 2003	Millions of yen 2002	Millions of U.S. dollars 2003
Income			
Interest income:			
Interest on loans and discounts	¥1,266,319	¥1,426,139	$10,535
Interest and dividends on securities	268,840	318,508	2,237
Interest on receivables under resale agreements	1,352	8,399	11
Interest on receivables under securities borrowing transactions	225	—	2
Interest on deposits with banks	34,759	186,892	289
Other interest income	246,028	236,745	2,047
Trust fees	7	—	0
Fees and commissions	424,235	387,280	3,529
Trading profits	206,496	129,450	1,718
Other operating income	947,036	845,583	7,879
Other income	166,541	270,130	1,386
Total income	¥3,561,843	¥3,809,130	$29,633
Expenses			
Interest expenses:			
Interest on deposits	¥ 159,943	¥ 347,077	$ 1,331
Interest on borrowings and rediscounts	56,485	75,989	470
Interest on payables under repurchase agreements	18,185	29,238	151
Interest on payables under securities lending transactions	28,830	—	240
Interest on bonds and bonds with subscription rights for shares	76,219	—	634
Interest on bonds and convertible bonds	—	86,926	—
Other interest expenses	77,741	187,670	647
Fees and commissions	74,257	67,747	618
Trading losses	725	17	6
Other operating expenses	721,193	666,651	6,000
General and administrative expenses	888,421	935,553	7,391
Transfer to reserve for possible loan losses	655,488	1,204,335	5,453
Other expenses	1,347,022	812,261	11,207
Total expenses	¥4,104,514	¥4,413,469	$34,148
Loss before income taxes and minority interests	¥ 542,670	¥ 604,338	$ 4,515
Income taxes:			
Current	¥ 65,912	¥ 101,860	$ 548
Deferred	(216,233)	(289,305)	(1,799)
Minority interests in net income	¥ 37,037	¥ 46,993	$ 308
Net loss	¥ 429,387	¥ 463,887	$ 3,572

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥120.20 to US$1, the exchange rate prevailing at March 31, 2003.

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation

	Millions of yen			Millions of U.S. dollars
		2002		
March 31	2003	Former SMBC	Former Wakashio Bank	2003
Assets				
Cash and due from banks	¥ 2,775,176	¥ 1,871,121	¥ 60,095	$ 23,088
Deposits with banks	513,417	3,587,308	2,206	4,271
Call loans and bills bought	99,774	620,406	493	830
Receivables under resale agreements	78,679	432,730	—	655
Receivables under securities borrowing transactions	1,981,243	—	—	16,483
Commercial paper and other debt purchased	92,436	146,650	—	769
Trading assets	3,950,372	2,705,648	—	32,865
Money held in trust	24,628	33,858	—	205
Securities	23,656,385	20,442,996	53,291	196,808
Loans and bills discounted	57,282,365	59,928,368	373,951	476,559
Foreign exchanges	724,771	779,142	206	6,030
Other assets	1,848,486	5,344,106	1,412	15,378
Premises and equipment	707,303	890,981	10,162	5,884
Deferred tax assets	1,814,625	1,741,114	—	15,097
Customers' liabilities for acceptances and guarantees	4,416,292	5,529,996	1,339	36,741
Reserve for possible loan losses	(2,074,797)	(1,971,849)	(4,943)	(17,261)
Total assets	¥97,891,161	¥102,082,581	¥498,215	$814,402
Liabilities and stockholders' equity				
Liabilities				
Deposits	¥63,524,258	¥ 67,629,353	¥468,693	$528,488
Call money and bills sold	8,889,756	10,752,791	—	73,958
Payables under repurchase agreements	4,124,094	1,100,446	—	34,310
Payables under securities lending transactions	4,777,187	—	—	39,744
Commercial paper	50,500	1,001,000	—	420
Trading liabilities	2,425,632	1,797,086	—	20,180
Borrowed money	2,795,160	3,406,286	—	23,254
Foreign exchanges	392,727	300,162	—	3,267
Bonds	2,624,099	2,133,754	—	21,831
Convertible bonds	—	1,106	—	—
Due to trust account	5,953	—	—	50
Other liabilities	1,428,432	4,962,176	3,412	11,884
Reserve for employee bonuses	9,898	11,342	162	82
Reserve for employee retirement benefits	72,816	116,854	3,961	606
Reserve for possible losses on loans sold	17,169	80,576	574	143
Other reserves	18	18	—	0
Deferred tax liabilities for land revaluation	57,937	63,137	—	482
Acceptances and guarantees	4,416,292	5,529,996	1,339	36,741
Total liabilities	¥95,611,937	¥ 98,886,088	¥478,144	$795,440
Stockholders' equity				
Capital stock	¥ 559,985	¥ 1,326,746	¥ 20,831	$ 4,659
Capital surplus	1,237,307	1,326,758	0	10,294
Retained earnings	414,536	740,874	0	3,449
Land revaluation excess	85,259	100,346	—	709
Net unrealized losses on other securities	(17,864)	(297,950)	(759)	(149)
Treasury stock	—	(283)	—	—
Total stockholders' equity	¥ 2,279,223	¥ 3,196,492	¥ 20,071	$ 18,962
Total liabilities and stockholders' equity	¥97,891,161	¥102,082,581	¥498,215	$814,402

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥120.20 to US$1, the exchange rate prevailing at March 31, 2003.

Nonconsolidated Statements of Operations (Unaudited)

Sumitomo Mitsui Banking Corporation

	Millions of yen			Millions of U.S. dollars
		2002		
Year ended March 31	2003	Former SMBC	Former Wakashio Bank	2003
Income				
Interest income	¥1,647,092	¥2,192,961	¥11,541	$13,703
Trust fees	7	—	—	0
Fees and commissions	278,790	239,645	830	2,319
Trading profits	196,726	121,414	—	1,637
Other operating income	194,653	150,886	1,465	1,620
Other income	106,753	113,281	765	888
Total income	¥2,424,023	¥2,818,189	¥14,603	$20,167
Expenses				
Interest expenses	¥ 423,804	¥ 716,677	¥ 1,014	$ 3,526
Fees and commissions	84,124	74,373	589	700
Trading losses	725	125	—	6
Other operating expenses	47,980	60,445	868	399
General and administrative expenses	671,639	696,775	8,352	5,588
Transfer to reserve for possible loan losses	614,628	1,158,947	882	5,113
Other expenses	1,252,108	647,482	2,872	10,417
Total expenses	¥3,095,011	¥3,354,826	¥14,580	$25,749
Income (loss) before income taxes	¥ (670,988)	¥ (536,637)	¥ 22	$ (5,582)
Income taxes:				
Current	¥ 40,299	¥ 32,737	¥ 22	$ 335
Deferred	(232,983)	(246,522)	—	(1,938)
Net income (loss)	¥ (478,304)	¥ (322,852)	¥ 0	$ (3,979)

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥120.20 to US$1, the exchange rate prevailing at March 31, 2003.

3. Figures for the year ended March 31, 2003 include the operating results of the former SMBC for the period from April 1, 2002 to March 16, 2003.

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen			
	2003			
Year ended March 31	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Interest income	¥1,435,456	¥421,432	¥(39,980)	¥1,816,908
Interest expenses	241,919	209,909	(34,473)	417,355
Net interest income	1,193,537	211,522	(5,506)	1,399,553
Trust fees	¥ 7	¥ —	¥ —	¥ 7
Fees and commissions (income)	¥ 395,641	¥ 28,765	¥ (168)	¥ 424,238
Fees and commissions (expenses)	67,751	3,715	(127)	71,338
Net fees and commissions	327,890	25,050	(40)	352,900
Trading profits	¥ 193,188	¥ 23,417	¥(10,109)	¥ 206,496
Trading losses	7,401	3,433	(10,109)	725
Net trading income	185,787	19,983	—	205,770
Other operating income	¥ 909,124	¥ 38,544	¥ (711)	¥ 946,957
Other operating expenses	701,048	20,197	(111)	721,134
Net other operating income	208,075	18,347	(599)	225,823

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2003, ¥48 million) related to the management of money held in trust.

3. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen		
	2003		
Year ended March 31	Average balance	Interest	Earnings yield
Interest-earning assets	¥83,764,138	¥1,435,456	1.71%
Loans and bills discounted	57,677,536	1,091,688	1.89
Securities	21,669,346	215,477	0.99
Call loans and bills bought	627,785	1,936	0.31
Receivables under resale agreements	120,981	3	0.00
Receivables under securities borrowing transactions	1,254,675	225	0.02
Deposits with banks	823,313	12,831	1.56
Interest-bearing liabilities	¥86,417,083	¥ 241,919	0.28%
Deposits	58,312,535	63,334	0.11
Negotiable certificates of deposit	5,732,409	2,072	0.04
Call money and bills sold	10,166,594	1,109	0.01
Payables under repurchase agreements	1,036,569	74	0.01
Payables under securities lending transactions	3,853,983	28,830	0.75
Commercial paper	268,052	380	0.14
Borrowed money	3,559,474	80,487	2.26
Bonds	2,537,030	38,045	1.50

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.

2. In principle, average balances are computed by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.

3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥814,452 million).

4. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2003, ¥43,701 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥43,701 million) and interest (2003, ¥46 million).

Overseas Operations

Year ended March 31	Millions of yen		
	2003		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥9,690,916	¥421,432	4.35%
Loans and bills discounted	6,252,263	204,679	3.27
Securities	1,745,522	58,303	3.34
Call loans and bills bought	120,354	2,242	1.86
Receivables under resale agreements	100,914	1,348	1.34
Receivables under securities borrowing transactions	—	—	—
Deposits with banks	970,063	22,153	2.28
Interest-bearing liabilities	¥6,812,607	¥209,909	3.08%
Deposits	3,994,367	89,254	2.23
Negotiable certificates of deposit	200,607	5,503	2.74
Call money and bills sold	168,107	2,614	1.56
Payables under repurchase agreements	1,059,369	18,111	1.71
Payables under securities lending transactions	—	—	—
Commercial paper	—	—	—
Borrowed money	212,650	6,168	2.90
Bonds	1,159,507	38,169	3.29

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are computed by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥22,906 million).
4. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2003, ¥67 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥67 million) and interest (2003, ¥1 million).

Total of Domestic and Overseas Operations

Year ended March 31	Millions of yen		
	2003		
	Average balance	Interest	Earnings yield
Interest-earning assets	¥92,457,445	¥1,816,908	1.97%
Loans and bills discounted	62,931,901	1,262,092	2.01
Securities	23,440,003	268,261	1.14
Call loans and bills bought	748,139	4,179	0.56
Receivables under resale agreements	221,896	1,352	0.61
Receivables under securities borrowing transactions	1,254,675	225	0.02
Deposits with banks	1,769,576	34,768	1.96
Interest-bearing liabilities	¥92,205,905	¥417,355	0.45%
Deposits	62,282,430	152,373	0.24
Negotiable certificates of deposit	5,933,016	7,576	0.13
Call money and bills sold	10,334,702	3,724	0.04
Payables under repurchase agreements	2,095,938	18,185	0.87
Payables under securities lending transactions	3,853,983	28,830	0.75
Commercial paper	268,052	380	0.14
Borrowed money	2,774,225	52,380	1.89
Bonds	3,696,169	76,202	2.06

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are computed by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥836,686 million).
4. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2003, ¥43,769 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥43,769 million) and interest (2003, ¥48 million).

Fees and Commissions

Year ended March 31	Millions of yen			
	2003			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Fees and commissions (income)	¥395,641	¥28,765	¥(168)	¥424,238
Deposits and loans	14,117	15,683	(3)	29,797
Remittances and transfers	107,473	5,923	—	113,396
Securities-related business	30,819	2	—	30,822
Agency	15,325	—	—	15,325
Safe deposits	4,973	5	—	4,978
Guarantees	26,556	2,069	(164)	28,462
Credit card	86,145	—	—	86,145
Fees and commissions (expenses)	¥ 67,751	¥ 3,715	¥(127)	¥ 71,338
Remittances and transfers	20,461	1,327	—	21,789

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Trading Income

Year ended March 31	Millions of yen			
	2003			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Trading profits	¥193,188	¥23,417	¥(10,109)	¥206,496
Gains on trading securities	6,328	2,861	—	9,190
Gains on securities related to trading transactions	—	—	—	—
Gains on trading-related financial derivatives	186,477	20,555	(10,109)	196,924
Others	381	—	—	381
Trading losses	¥ 7,401	¥ 3,433	¥(10,109)	¥ 725
Losses on trading securities	—	—	—	—
Losses on securities related to trading transactions	725	—	—	725
Losses on trading-related financial derivatives	6,675	3,433	(10,109)	—
Others	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Assets/Liabilities (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Year-End Balance

March 31	Millions of yen 2003
Domestic operations:	
Liquid deposits	¥34,752,737
Fixed-term deposits	20,588,039
Others	4,256,263
Subtotal	¥59,597,040
Negotiable certificates of deposit	¥ 4,740,264
Total	¥64,337,305
Overseas operations:	
Liquid deposits	¥ 2,732,304
Fixed-term deposits	591,572
Others	10,089
Subtotal	¥ 3,333,966
Negotiable certificates of deposit	¥ 112,753
Total	¥ 3,446,720
Grand total	¥67,784,025

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

March 31	2003 Millions of yen	2003 Percentage
Domestic operations:		
Manufacturing	¥ 6,326,227	11.21%
Agriculture, forestry, fisheries and mining	207,518	0.37
Construction	2,631,272	4.66
Transportation, communications and public enterprises	3,082,989	5.46
Wholesale and retail	6,251,344	11.07
Finance and insurance	4,214,205	7.47
Real estate	9,038,117	16.01
Services	6,150,192	10.90
Municipalities	577,184	1.02
Others	17,968,160	31.83
Subtotal	¥56,447,214	100.00%
Overseas operations:		
Public sector	¥ 141,741	3.06%
Financial institutions	312,632	6.74
Commerce and industry	3,898,656	84.10
Others	282,701	6.10
Subtotal	¥ 4,635,732	100.00%
Total	¥61,082,946	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.
3. Percentage indicates the composition ratio.

Risk-Monitored Loans

March 31	Millions of yen 2003
Bankrupt loans	¥ 201,392
Non-accrual loans	2,710,164
Past due loans (3 months or more)	130,353
Restructured loans	2,728,791
Total	¥5,770,700

Notes: Definition of risk-monitored loan categories

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Year-End Balance

March 31	Millions of yen 2003
Domestic operations:	
Japanese government bonds	¥12,813,396
Japanese local government bonds	375,204
Japanese corporate bonds	2,369,698
Japanese stocks	3,321,531
Others	3,346,246
Subtotal	¥22,226,077
Overseas operations:	
Japanese government bonds	¥ 88,250
Japanese local government bonds	—
Japanese corporate bonds	854
Japanese stocks	—
Others	1,650,405
Subtotal	¥ 1,739,510
Total of domestic and overseas operations:	
Japanese government bonds	¥ —
Japanese local government bonds	—
Japanese corporate bonds	—
Japanese stocks	152,932
Others	—
Subtotal	¥ 152,932
Total	¥24,118,520

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

	Millions of yen			
	2003			
March 31	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Trading assets:	¥3,961,696	¥550,962	¥(17,263)	¥4,495,396
Trading securities	111,930	113,679	—	225,610
Derivatives of trading securities	81	—	—	81
Securities related to trading transactions	—	—	—	—
Derivatives of securities related to trading transactions	121	—	—	121
Trading-related financial derivatives	2,640,783	437,283	(17,263)	3,060,803
Other trading assets	1,208,779	—	—	1,208,779
Trading liabilities:	¥2,424,433	¥444,222	¥(17,263)	¥2,851,391
Trading securities sold for short sales	3,397	6,409	—	9,806
Derivatives of trading securities	78	—	—	78
Securities related to trading transactions	—	—	—	—
Derivatives of securities related to trading transactions	423	—	—	423
Trading-related financial derivatives	2,420,079	437,812	(17,263)	2,840,629
Other trading liabilities	454	—	—	454

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Capital Ratio

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Consolidated Capital Ratio

March 31		Millions of yen 2003
Tier I capital:	Capital stock	¥ 1,247,650
	Capital reserve	856,237
	Retained earnings	278,357
	Minority interests	996,892
	Valuation losses on other securities	(24,197)
	Treasury stock	(15,204)
	Foreign currency translation adjustments	(53,515)
	Goodwill and other	(30,282)
	Subtotal (A)	¥ 3,255,936
Tier II capital:	45% of unrealized gains on land	¥ 71,699
	General reserve for possible loan losses	1,173,927
	Qualifying subordinated debt	2,150,334
	Subtotal	¥ 3,395,961
	Tier II capital included as qualifying capital (B)	¥ 2,961,619
Deductions:	(C)	¥ 238,633
Total capital:	(D) = (A) + (B) - (C)	¥ 5,978,922
Risk-adjusted assets:	On-balance-sheet	¥55,417,663
	Off-balance-sheet	3,525,419
	Asset equivalent of market risk	223,781
	Subtotal (E)	¥59,166,864
Capital ratio (BIS guidelines):	(D) / (E) x 100	10.10%

Capital (Nonconsolidated)

Sumitomo Mitsui Financial Group, Inc.

Change in Number of Shares Outstanding and Capital Stock

	Number of shares outstanding		Millions of yen			
			Capital stock		Capital surplus	
	Changes	Balances	Changes	Balances	Changes	Balances
December 2, 2002	—	6,676,424.39	¥ —	¥1,000,000	¥ —	¥1,496,547
February 3, 2003	86,576.53	6,763,000.92	—	1,000,000	3,069	1,499,616
February 8, 2003	50,100	6,813,100.92	75,150	1,075,150	75,150	1,574,766
March 12, 2003	115,000	6,928,100.92	172,500	1,247,650	172,500	1,747,266

Remarks:

February 3, 2003: Increase in the number of common stock as a result of merger with The Japan Research Institute Holdings, Ltd.

February 8, 2003: Allotment to third parties:
Preferred stock (1st to 12th series Type 4)
Issue price: ¥3,000,000
Capitalization: ¥1,500,000

March 12, 2003: Allotment to third parties:
Preferred stock (13th series Type 4)
Issue price: ¥3,000,000
Capitalization: ¥1,500,000

Note: On April 21, 2003, one share of the preferred stock (13th series Type 4) was converted to common stock at a ratio of 1 : 9.61, resulting in an increase in the number of common stock.

Total Outstanding Shares

March 31, 2003	Number of shares issued
Common Stock	5,796,000.92
Preferred stock (Type 1)	67,000
Preferred stock (Type 2)	100,000
Preferred stock (Type 3)	800,000
Preferred stock (1st series Type 4)	4,175
Preferred stock (2nd series Type 4)	4,175
Preferred stock (3rd series Type 4)	4,175
Preferred stock (4th series Type 4)	4,175
Preferred stock (5th series Type 4)	4,175
Preferred stock (6th series Type 4)	4,175
Preferred stock (7th series Type 4)	4,175
Preferred stock (8th series Type 4)	4,175
Preferred stock (9th series Type 4)	4,175
Preferred stock (10th series Type 4)	4,175
Preferred stock (11th series Type 4)	4,175
Preferred stock (12th series Type 4)	4,175
Preferred stock (13th series Type 4)	115,000
Total	6,928,100.92

Stock Exchange Listings

Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Number of Shares, Classified by Type of Shareholders

a. Common Stock

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Japanese government and local government	8	4,918	0.08%
Financial institutions	406	2,097,217	36.38
Securities companies	93	145,394	2.52
Other institutions	8,684	2,176,848	37.76
Foreign institutions	707	536,851	9.31
Individuals	70	273	0.00
Individuals and others	174,039	802,854	13.92
Total	183,937	5,764,082	100.00%
Fractional shares	/	31,918.92	/

Notes: 1. Of 963.57 shares in treasury stock, 963 shares are included in "Individuals and others" and the remaining 0.57 shares are included in "Fractional shares."
2. "Other institutions" and "Fractional shares" include 390 and 0.60 shares, respectively, held by the Securities Custody Association.

b. Preferred Stock (Type 1)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Financial institutions	1	67,000	100.00%

c. Preferred Stock (Type 2)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Financial institutions	1	100,000	100.00%

d. Preferred Stock (Type 3)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Financial institutions	1	800,000	100.00%

e. Preferred Stock (1st series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

f. Preferred Stock (2nd series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

g. Preferred Stock (3rd series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

h. Preferred Stock (4th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

i. Preferred Stock (5th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

j. Preferred Stock (6th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

k. Preferred Stock (7th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

l. Preferred Stock (8th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

m. Preferred Stock (9th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

n. Preferred Stock (10th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

o. Preferred Stock (11th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

p. Preferred Stock (12th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	4,175	100.00%

q. Preferred Stock (13th series Type 4)

March 31, 2003	Number of shareholders	Number of shares	Percentage of total
Foreign institutions	1	115,000	100.00%

Principal Shareholders

a. Common Stock

March 31, 2003 Shareholders	Number of shares	Percentage of shares outstanding
Japan Trustee Services Bank, Ltd. (Trust Account)	260,292	4.49%
Sumitomo Life Insurance Company	209,631	3.61
The Master Trust Bank of Japan, Ltd. (Trust account)	207,422	3.57
Nippon Life Insurance Company	184,931	3.19
Mitsui Asset Trust and Banking Company, Limited (Securities Administration Trusts)	109,209	1.88
Matsushita Electric Industrial Co., Ltd.	103,570	1.78
Mitsui Mutual Life Insurance Company	76,651	1.32
UFJ Trust Bank Limited (Trust Account A)	72,050	1.24
SANYO ELECTRIC CO., LTD.	64,113	1.10
The Chase Manhattan Bank, N.A. London (Standing agent of Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	57,017	0.98
TOYOTA MOTOR CORPORATION	53,753	0.92
Mitsui Sumitomo Insurance Company, Limited	47,259	0.81
Mitsui Asset Trust and Banking Company, Limited (Pension Trust Account)	43,448	0.74
The Sumitomo Trust and Banking Company, Limited	42,593	0.73
The Mitsubishi Trust and Banking Corporation (Trust Account)	42,154	0.72
GAKKOUHOUJIN KAWASAKIGAKUEN	40,000	0.69
KUBOTA CORPORATION	39,499	0.68
Takeda Chemical Industries, Ltd.	39,074	0.67
Nomura Securities Co., Ltd.	38,786	0.66
SUMITOMO CORPORATION	37,062	0.63
Bank of New York For Goldman Sachs International (Equity)	35,698	0.61
The Dai-ichi Mutual Life Insurance Company	35,648	0.61
The SMFG Employee Stockholders' Association	34,796	0.60
Mitsui Asset Trust and Banking Company, Limited (Individually Operated Designated Money Trusts)	33,438	0.57
Mitsui Fudosan Co., Ltd.	31,258	0.53
Trust & Custody Services Bank, Ltd. (Pension Trust Account)	30,239	0.52
Kondo Cotton Spinning Co., Ltd.	30,056	0.51
Composite Trust Trustee Mitsui Asset Trust and Banking Company, Limited (Entrust TOSHIBA CORPORATION)	29,253	0.50
NIPPON STEEL CORPORATION	29,147	0.50
The Sumitomo Trust and Banking Company, Limited (Trust Account B)	29,131	0.50

b. Preferred Stock (Type 1)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Resolution and Collection Corporation	67,000	100.00%

c. Preferred Stock (Type 2)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Resolution and Collection Corporation	100,000	100.00%

d. Preferred Stock (Type 3)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Resolution and Collection Corporation	800,000	100.00%

e. Preferred Stock (1st series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

f. Preferred Stock (2nd series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

g. Preferred Stock (3rd series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

h. Preferred Stock (4th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

i. Preferred Stock (5th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

j. Preferred Stock (6th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

k. Preferred Stock (7th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

l. Preferred Stock (8th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

m. Preferred Stock (9th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

n. Preferred Stock (10th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

o. Preferred Stock (11th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

p. Preferred Stock (12th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent of Goldman Sachs (Japan) Ltd.)	4,175	100.00%

q. Preferred Stock (13th series Type 4)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
JPMorgan Chase Bank, London (Agent of SMFG Finance (Cayman) Limited) (Standing agent of Operations & Administration Dept., SMBC)	115,000	100.00%

Common Stock Price Range

Stock Price Performance

	Yen
Year ended March 31	2003
High	¥452,000
Low	206,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stock (Type 1), Preferred stock (Type 2), Preferred stock (Type 3), Preferred stock (1st to 12th series Type 4) and Preferred stock (13th series Type 4) are neither listed on exchanges nor registered with the Securities Dealers Association of Japan as trading securities on the over-the-counter market.

Six-Month Performance

	Yen					
	October 2002	November 2002	December 2002	January 2003	February 2003	March 2003
High	/	/	¥452,000	¥410,000	¥414,000	¥281,000
Low	/	/	341,000	325,000	272,000	206,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stock (Type 1), Preferred stock (Type 2), Preferred stock (Type 3), Preferred stock (1st to 12th series Type 4) and Preferred stock (13th series Type 4) are neither listed on exchanges nor registered with the Securities Dealers Association of Japan as trading securities on the over-the-counter market.

Income Analysis (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	2003				2002			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥1,436,074	¥421,432	¥(39,980)	¥1,817,526	¥1,819,009	¥589,709	¥(232,032)	¥2,176,685
Interest expenses	241,920	209,909	(34,473)	417,356	360,290	409,743	(43,361)	726,673
Net interest income	1,194,153	211,522	(5,506)	1,400,170	1,458,719	179,965	(188,671)	1,450,012
Trust fees	¥ 7	¥ —	¥ —	¥ 7	¥ /	¥ /	¥ /	¥ /
Fees and commissions (income)	¥ 395,637	¥ 28,765	¥ (168)	¥ 424,235	¥ 354,832	¥ 32,591	¥ (143)	¥ 387,280
Fees and commissions (expenses)	70,742	3,715	(200)	74,257	63,414	4,523	(189)	67,747
Net fees and commissions	324,894	25,050	32	349,977	291,418	28,067	46	319,532
Trading profits	¥ 193,188	¥ 23,417	¥(10,109)	¥ 206,496	¥ 85,097	¥ 55,418	¥ (11,066)	¥ 129,450
Trading losses	7,401	3,433	(10,109)	725	17	11,066	(11,066)	17
Net trading income	185,787	19,983	—	205,770	85,080	44,352	—	129,432
Other operating income	¥ 909,202	¥ 38,544	¥ (711)	¥ 947,036	¥ 816,461	¥ 29,940	¥ (818)	¥ 845,583
Other operating expenses	701,107	20,197	(111)	721,193	649,877	16,787	(13)	666,651
Net other operating income	208,095	18,347	(599)	225,842	166,583	13,153	(804)	178,932

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2003, ¥48 million; 2002, ¥228 million) related to the management of money held in trust.
3. Intersegment transactions are reported in "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2003			2002		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥83,803,278	¥1,436,074	1.71%	¥84,574,993	¥1,819,009	2.15%
Loans and bills discounted	57,714,603	1,091,736	1.89	57,973,398	1,161,518	2.00
Securities	21,671,434	216,056	1.00	22,156,662	433,302	1.96
Call loans and bills bought	627,785	1,936	0.31	336,582	2,589	0.77
Receivables under resale agreements	120,981	3	0.00	1,197,172	880	0.07
Receivables under securities borrowing transactions	1,254,675	225	0.02	/	/	/
Deposits with banks	823,298	12,822	1.56	1,934,334	75,625	3.91
Interest-bearing liabilities	¥86,428,380	¥ 241,920	0.28%	¥82,843,054	¥ 360,290	0.43%
Deposits	58,316,729	63,326	0.11	54,312,471	125,876	0.23
Negotiable certificates of deposit	5,739,513	2,074	0.04	9,995,709	6,273	0.06
Call money and bills sold	10,166,594	1,109	0.01	9,308,952	4,320	0.05
Payables under repurchase agreements	1,036,569	74	0.01	2,100,808	870	0.04
Payables under securities lending transactions	3,853,983	28,830	0.75	/	/	/
Commercial paper	268,052	380	0.14	953,296	1,168	0.12
Borrowed money	3,559,473	80,487	2.26	3,867,103	96,919	2.51
Bonds	2,537,030	38,045	1.50	2,035,170	33,250	1.63

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries.
2. In principle, average balances are computed by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥814,452 million; 2002, ¥760,008 million).
4. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2003, ¥43,701 million; 2002, ¥69,400 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥43,701 million; 2002, ¥69,400 million) and interest (2003, ¥46 million; 2002, ¥223 million).

Overseas Operations

	Millions of yen					
	2003			2002		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥9,690,916	¥421,432	4.35%	¥13,051,522	¥589,709	4.52%
Loans and bills discounted	6,252,263	204,679	3.27	7,784,038	302,448	3.89
Securities	1,745,522	58,303	3.34	1,807,077	74,060	4.10
Call loans and bills bought	120,354	2,242	1.86	91,331	2,599	2.85
Receivables under resale agreements	100,914	1,348	1.34	290,477	7,518	2.59
Receivables under securities borrowing transactions	—	—	—	/	/	/
Deposits with banks	970,063	22,153	2.28	2,579,922	111,428	4.32
Interest-bearing liabilities	¥6,812,607	¥209,909	3.08%	¥10,748,871	¥409,743	3.81%
Deposits	3,994,367	89,254	2.23	7,459,876	205,954	2.76
Negotiable certificates of deposit	200,607	5,503	2.74	242,460	9,133	3.77
Call money and bills sold	168,107	2,614	1.56	236,637	6,058	2.56
Payables under repurchase agreements	1,059,369	18,111	1.71	1,008,476	28,367	2.81
Payables under securities lending transactions	—	—	—	/	/	/
Commercial paper	—	—	—	9,365	422	4.51
Borrowed money	212,650	6,168	2.90	247,734	10,117	4.08
Bonds	1,159,507	38,169	3.29	1,474,464	53,710	3.64

Notes: 1. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. In principle, average balances are computed by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥22,906 million; 2002, ¥7,736 million).
4. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2003, ¥67 million; 2002, ¥149 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥67 million; 2002, ¥149 million) and interest (2003, ¥1 million; 2002, ¥5 million).

Total of Domestic and Overseas Operations

	Millions of yen					
	2003			2002		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥92,471,081	¥1,817,526	1.97%	¥96,453,607	¥2,176,685	2.26%
Loans and bills discounted	62,968,968	1,262,140	2.00	64,597,200	1,420,950	2.20
Securities	23,416,587	268,840	1.15	23,960,480	318,508	1.33
Call loans and bills bought	748,139	4,179	0.56	427,913	5,189	1.21
Receivables under resale agreements	221,896	1,352	0.61	1,487,650	8,399	0.56
Receivables under securities borrowing transactions	1,254,675	225	0.02	/	/	/
Deposits with banks	1,769,561	34,759	1.96	4,505,131	186,892	4.15
Interest-bearing liabilities	¥92,217,203	¥ 417,356	0.45%	¥92,418,184	¥ 726,673	0.79%
Deposits	62,286,624	152,364	0.24	61,762,389	331,670	0.54
Negotiable certificates of deposit	5,940,120	7,578	0.13	10,238,168	15,406	0.15
Call money and bills sold	10,334,702	3,724	0.04	9,545,589	10,378	0.11
Payables under repurchase agreements	2,095,938	18,185	0.87	3,109,284	29,238	0.94
Payables under securities lending transactions	3,853,983	28,830	0.75	/	/	/
Commercial paper	268,052	380	0.14	962,661	1,590	0.17
Borrowed money	2,774,225	52,380	1.89	2,954,602	64,020	2.17
Bonds	3,696,169	76,202	2.06	3,506,374	86,779	2.47

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are computed by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥836,686 million; 2002, ¥766,910 million).
4. Income and expenses resulting from money held in trust are included in "Other operating income" and "Other operating expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2003, ¥43,769 million; 2002, ¥69,549 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥43,769 million; 2002, ¥69,549 million) and interest (2003, ¥48 million; 2002, ¥228 million).

Fees and Commissions

	Millions of yen							
	2003				2002			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	¥395,637	¥28,765	¥(168)	¥424,235	¥354,832	¥32,591	¥(143)	¥387,280
Deposits and loans	14,117	15,683	(3)	29,797	12,868	17,478	—	30,346
Remittances and transfers	107,473	5,923	(0)	113,396	98,857	5,970	(0)	104,827
Securities-related business	30,819	2	—	30,822	24,269	30	—	24,299
Agency	15,325	—	—	15,325	16,069	31	—	16,100
Safe deposits	4,973	5	—	4,978	6,073	6	—	6,080
Guarantees	26,556	2,069	(164)	28,462	24,176	2,133	(142)	26,167
Credit card	86,145	—	—	86,145	84,849	—	—	84,849
Fees and commissions (expenses)	¥ 70,742	¥ 3,715	¥(200)	¥ 74,257	¥ 63,414	¥ 4,523	¥(189)	¥ 67,747
Remittances and transfers	20,461	1,327	(0)	21,789	19,359	1,693	(0)	21,052

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

	Millions of yen							
	2003				2002			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	¥193,188	¥23,417	¥(10,109)	¥206,496	¥85,097	¥55,418	¥(11,066)	¥129,450
Gains on trading securities	6,328	2,861	—	9,190	1,272	5,382	—	6,654
Gains on securities related to trading transactions	—	—	—	—	—	—	—	—
Gains on trading-related financial derivatives	186,477	20,555	(10,109)	196,924	82,782	50,036	(11,066)	121,752
Others	381	—	—	381	1,043	—	—	1,043
Trading losses	¥ 7,401	¥ 3,433	¥(10,109)	¥ 725	¥ 17	¥11,066	¥(11,066)	¥ 17
Losses on trading securities	—	—	—	—	—	—	—	—
Losses on securities related to trading transactions	725	—	—	725	17	—	—	17
Losses on trading-related financial derivatives	6,675	3,433	(10,109)	—	—	11,066	(11,066)	—
Others	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Assets/Liabilities (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Figures as of March 31, 2001, are combined figures for the former Sakura Bank and the former Sumitomo Bank.

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	Millions of yen		
March 31	**2003**	2002	2001
Domestic operations:			
Liquid deposits	**¥34,812,728**	¥32,824,002	¥24,230,767
Fixed-term deposits	**20,588,487**	22,837,970	25,687,067
Others	**4,258,026**	4,099,619	3,860,298
Subtotal	**¥59,659,242**	¥59,761,592	¥53,778,134
Negotiable certificates of deposit	**¥ 4,776,264**	¥ 6,283,136	¥11,475,495
Total	**¥64,435,507**	¥66,044,728	¥65,253,629
Overseas operations:			
Liquid deposits	**¥ 2,733,493**	¥ 4,579,035	¥ 8,670,224
Fixed-term deposits	**593,179**	634,673	575,859
Others	**10,089**	10,674	24,830
Subtotal	**¥ 3,336,761**	¥ 5,224,383	¥ 9,270,916
Negotiable certificates of deposit	**¥ 112,753**	¥ 378,960	¥ 171,476
Total	**¥ 3,449,515**	¥ 5,603,344	¥ 9,442,392
Grand total	**¥67,885,022**	¥71,648,073	¥74,696,023

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

	2003	
March 31	Millions of yen	Percentage
Domestic operations:		
Manufacturing	**¥ 6,321,452**	**11.17%**
Agriculture, forestry, fisheries and mining	**207,514**	**0.37**
Construction	**2,630,118**	**4.65**
Transportation, communications and public enterprises	**3,076,295**	**5.44**
Wholesale and retail	**6,235,896**	**11.02**
Finance and insurance	**4,543,927**	**8.03**
Real estate	**9,015,365**	**15.94**
Services	**6,172,685**	**10.91**
Municipalities	**577,100**	**1.02**
Others	**17,789,591**	**31.45**
Subtotal	**¥56,569,948**	**100.00%**
Overseas operations:		
Public sector	**¥ 141,742**	**3.05%**
Financial institutions	**314,695**	**6.77**
Commerce and industry	**3,912,861**	**84.15**
Others	**280,369**	**6.03**
Subtotal	**¥ 4,649,668**	**100.00%**
Total	**¥61,219,617**	**—**

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.
3. Percentage indicates the composition ratio.
4. The "Japan Standard Industrial Classifications" was revised by the Ministry of Public Management, Home Affairs, Posts and Telecommunications by Official Notification No. 139 of March 7, 2002 and became effective on October 1, 2002. The domestic loan balances by industry and the composition of loan balances by industry for 2003, are based on the new industrial classifications.

March 31	2002 Millions of yen	2002 Percentage	2001 Millions of yen	2001 Percentage
Domestic operations:				
Manufacturing	¥ 7,847,614	13.58%	¥ 7,842,034	13.27%
Agriculture, forestry, fisheries and mining	204,176	0.36	211,637	0.36
Construction	3,148,042	5.45	3,279,569	5.55
Transportation, communications and other public enterprises	2,948,100	5.10	3,084,005	5.22
Wholesale and retail	7,672,699	13.28	8,198,397	13.87
Finance and insurance	4,257,910	7.37	4,240,797	7.17
Real estate	9,401,219	16.27	9,841,488	16.65
Services	6,985,944	12.09	7,427,651	12.56
Municipalities	404,860	0.70	356,354	0.60
Others	14,904,395	25.80	14,629,235	24.75
Subtotal	¥57,774,965	100.00%	¥59,111,176	100.00%
Overseas operations:				
Public sector	¥ 183,344	3.12%	¥ 267,485	4.16%
Financial institutions	355,561	6.06	305,435	4.75
Commerce and industry	5,119,312	87.20	5,739,023	89.31
Others	212,401	3.62	113,967	1.78
Subtotal	¥ 5,870,621	100.00%	¥ 6,425,914	100.00%
Total	¥63,645,586	—	¥65,537,091	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.
3. Percentage indicates the composition ratio.

Risk-Monitored Loans

March 31	Millions of yen 2003	2002	2001
Bankrupt loans	¥ **199,794**	¥ 227,484	¥ 273,127
Non-accrual loans	**2,665,675**	3,599,750	2,577,517
Past due loans (3 months or more)	**128,493**	102,762	125,779
Restructured loans	**2,689,172**	2,554,371	279,994
Total	**¥5,683,134**	¥6,484,367	¥3,256,418

Notes: Definition of risk-monitored loan categories

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Year-End Balance

March 31	Millions of yen 2003	2002	2001
Domestic operations:			
Japanese government bonds	**¥12,813,386**	¥10,038,543	¥15,519,430
Japanese local government bonds	**375,204**	500,052	342,889
Japanese corporate bonds	**2,369,698**	1,430,388	1,255,179
Japanese stocks	**3,326,510**	5,216,483	6,941,634
Others	**3,334,211**	2,043,610	1,961,317
Subtotal	**¥22,219,011**	¥19,229,077	¥26,020,452
Overseas operations:			
Japanese government bonds	¥ **88,250**	¥ 75,329	¥ 75,014
Japanese local government bonds	—	—	—
Japanese corporate bonds	**854**	—	—
Japanese stocks	—	—	—
Others	**1,650,405**	1,390,225	1,217,030
Subtotal	¥ **1,739,510**	¥ 1,465,554	¥ 1,292,045
Total	**¥23,958,521**	¥20,694,632	¥27,312,498

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

	Millions of yen							
	2003				2002			
March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading assets:	¥3,961,696	¥550,962	¥(17,263)	¥4,495,396	¥2,701,948	¥590,902	¥(14,745)	¥3,278,105
Trading securities	111,930	113,679	—	225,610	20,526	102,282	—	122,808
Derivatives of trading securities	81	—	—	81	91	—	—	91
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	121	—	—	121	12	—	—	12
Trading-related financial derivatives	2,640,783	437,283	(17,263)	3,060,803	1,817,563	488,620	(14,745)	2,291,438
Other trading assets	1,208,779	—	—	1,208,779	863,755	—	—	863,755
Trading liabilities:	¥2,424,433	¥444,222	¥(17,263)	¥2,851,391	¥1,785,230	¥561,014	¥(14,745)	¥2,331,500
Trading securities sold for short sales	3,397	6,409	—	9,806	50	12,760	—	12,811
Derivatives of trading securities	78	—	—	78	79	—	—	79
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	423	—	—	423	0	—	—	0
Trading-related financial derivatives	2,420,079	437,812	(17,263)	2,840,629	1,785,099	548,254	(14,745)	2,318,608
Other trading liabilities	454	—	—	454	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
Figures for the year ended March 31, 2001, are combined figures for the former Sakura Bank and the former Sumitomo Bank.

Gross Banking Profit, Classified by Domestic and International Operations

	Millions of yen					
	2003			2002		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	¥1,105,122	¥541,970	¥1,647,092 [0]	¥1,202,035	¥994,778	¥2,192,961 [3,853]
Interest expenses	79,324	344,430	423,755 [0]	122,677	597,623	716,448 [3,853]
Net interest income	1,025,797	197,539	1,223,336	1,079,358	397,154	1,476,512
Trust fees	¥ 7	¥ —	¥ 7	¥ /	¥ /	¥ /
Fees and commissions (income)	¥ 225,296	¥ 53,494	¥ 278,790	¥ 184,996	¥ 54,648	¥ 239,645
Fees and commissions (expenses)	72,447	11,677	84,124	62,721	11,651	74,373
Net fees and commissions	152,849	41,816	194,665	122,274	42,997	165,272
Trading profits	¥ 2,496	¥194,229	¥ 196,726	¥ 1,112	¥120,302	¥ 121,414
Trading losses	0	725	725	107	17	125
Net trading income	2,496	193,504	196,000	1,004	120,284	121,289
Other operating income	¥ 86,409	¥108,243	¥ 194,653	¥ 72,655	¥ 78,231	¥ 150,886
Other operating expenses	14,662	33,317	47,980	18,919	41,526	60,445
Net other operating income	71,747	74,925	146,672	53,735	36,705	90,440
Gross banking profit	¥1,252,898	¥507,785	¥1,760,684	¥1,256,373	¥597,141	¥1,853,515
Gross banking profit rate (%)	1.67%	3.73%	1.99%	1.60%	3.57%	2.02%

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches. Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.
2. "Interest expenses" are shown after deduction of amounts equivalent to interest expenses on money held in trust (2003, ¥48 million; 2002, ¥228 million).
3. Figures in brackets [ ] indicate interest payments between domestic and international operations. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
4. Gross banking profit rate = Gross banking profit / Average balance of interest-earning assets x 100

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2003			2002		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥74,671,786 [961]	¥1,105,122 [0]	1.47%	¥78,080,748	¥1,202,035	1.53%
Loans and bills discounted	53,858,748	932,462	1.73	53,576,051	983,235	1.83
Securities	18,847,060	123,972	0.65	19,687,304	178,027	0.90
Call loans	260,378	296	0.11	148,181	135	0.09
Receivables under resale agreements	93,308	1	0.00	1,172,550	873	0.07
Receivables under securities borrowing transactions	1,254,648	225	0.01	—	—	—
Bills bought	250,527	34	0.01	84,967	27	0.03
Deposits with banks	101,389	207	0.20	20,383	26	0.13
Interest-bearing liabilities	¥74,115,711	¥ 79,324	0.10%	¥72,477,777 [3,387,145]	¥ 122,677 [3,853]	0.16%
Deposits	51,622,549	21,557	0.04	47,259,727	44,206	0.09
Negotiable certificates of deposit	5,776,955	2,068	0.03	9,972,010	6,218	0.06
Call money	2,777,696	320	0.01	3,691,136	1,283	0.03
Payables under repurchase agreements	1,061,813	76	0.00	2,110,550	873	0.04
Payables under securities borrowing transactions	2,366,830	284	0.01	—	—	—
Bills sold	7,363,971	347	0.00	5,571,248	1,253	0.02
Commercial paper	103,675	82	0.07	807,392	970	0.12
Borrowed money	1,026,493	29,554	2.87	1,191,746	32,969	2.76
Bonds	2,010,430	24,453	1.21	1,858,675	31,237	1.68

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥765,932 million; 2002, ¥711,320 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥43,688 million; 2002, ¥66,057 million) and interest (2003, ¥46 million; 2002, ¥111 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.

International Operations

Year ended March 31	Millions of yen					
	2003			2002		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥13,612,252	¥541,970	3.98%	¥16,683,507 [3,387,145]	¥994,778 [3,853]	5.96%
Loans and bills discounted	5,532,654	166,864	3.01	7,059,547	273,612	3.87
Securities	4,283,361	133,865	3.12	3,738,953	326,705	8.73
Call loans	142,801	2,565	1.79	134,124	4,296	3.20
Receivables under resale agreements	61,573	450	0.73	69,514	908	1.30
Receivables under securities borrowing transactions	—	—	—	—	—	—
Bills bought	—	—	—	—	—	—
Deposits with banks	1,709,090	33,861	1.98	4,458,268	185,058	4.15
Interest-bearing liabilities	¥13,290,079 [961]	¥344,430 [0]	2.59%	¥17,842,154	¥597,623	3.34%
Deposits	7,052,284	124,348	1.76	10,450,595	279,042	2.67
Negotiable certificates of deposit	124,731	4,282	3.43	214,841	8,211	3.82
Call money	192,898	3,045	1.57	287,094	7,523	2.62
Payables under repurchase agreements	1,015,857	16,639	1.63	684,262	16,506	2.41
Payables under securities borrowing transactions	1,473,104	28,544	1.93	—	—	—
Bills sold	—	—	—	—	—	—
Commercial paper	—	—	—	—	—	—
Borrowed money	2,023,640	77,336	3.82	2,473,270	103,931	4.20
Bonds	445,463	17,527	3.93	—	—	—

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥26,123 million; 2002, ¥31,353 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥79 million; 2002, ¥3,490 million) and interest (2003, ¥2 million; 2002, ¥116 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.
4. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

Year ended March 31	Millions of yen					
	2003			2002		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥88,283,077	¥1,647,092	1.86%	¥91,377,110	¥2,192,961	2.39%
Loans and bills discounted	59,391,403	1,099,326	1.85	60,635,599	1,256,848	2.07
Securities	23,130,421	257,837	1.11	23,426,257	504,732	2.15
Call loans	403,180	2,861	0.70	282,306	4,432	1.56
Receivables under resale agreements	154,881	452	0.29	1,242,064	1,781	0.14
Receivables under securities borrowing transactions	1,254,648	225	0.01	—	—	—
Bills bought	250,527	34	0.01	84,967	27	0.03
Deposits with banks	1,810,479	34,069	1.88	4,478,651	185,085	4.13
Interest-bearing liabilities	¥87,404,829	¥ 423,755	0.48	¥86,932,786	¥ 716,448	0.82%
Deposits	58,674,833	145,905	0.24	57,710,322	323,249	0.56
Negotiable certificates of deposit	5,901,687	6,350	0.10	10,186,852	14,430	0.14
Call money	2,970,595	3,365	0.11	3,978,230	8,807	0.22
Payables under repurchase agreements	2,077,671	16,716	0.80	2,794,813	17,379	0.62
Payables under securities borrowing transactions	3,839,935	28,828	0.75	—	—	—
Bills sold	7,363,971	347	0.00	5,571,248	1,253	0.02
Commercial paper	103,675	82	0.07	807,392	970	0.12
Borrowed money	3,050,133	106,891	3.50	3,665,017	136,900	3.73
Bonds	2,455,893	41,981	1.70	1,858,675	31,237	1.68

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2003, ¥792,056 million; 2002, ¥742,674 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (2003, ¥43,767 million; 2002, ¥69,548 million) and interest (2003, ¥48 million; 2002, ¥228 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
3. Bond interest includes amortization of discount on bonds.

Breakdown of Interest Income and Interest Expenses

Domestic Operations

	Millions of yen					
	2003			2002		
Year ended March 31	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥(57,984)	¥(50,428)	¥(108,413)	¥76,258	¥(175,520)	¥ (99,262)
Loans and bills discounted	(1,574)	(59,964)	(61,539)	(33,749)	(86,803)	(120,552)
Securities	(7,804)	(46,946)	(54,751)	21,754	(29,408)	(7,654)
Call loans	120	40	160	156	(113)	43
Receivables under resale agreements	(423)	(448)	(871)	1,269	(1,526)	(257)
Bills bought	29	(22)	7	(372)	(477)	(850)
Deposits with banks	149	31	181	15	(19)	(3)
Interest expenses	¥ 2,024	¥(46,377)	¥ (44,353)	¥ 6,190	¥ (75,614)	¥ (69,423)
Deposits	3,460	(27,033)	(23,573)	278	(36,219)	(35,941)
Negotiable certificates of deposit	(2,063)	(2,089)	(4,152)	3,008	(22,591)	(19,582)
Call money	(260)	(703)	(963)	(3,658)	(7,725)	(11,383)
Payable under repurchase agreements	(299)	(497)	(797)	(831)	(3,663)	(4,494)
Bills sold	311	(1,217)	(906)	2,419	(3,208)	(788)
Commercial paper	(639)	(249)	(888)	70	(3,642)	(3,572)
Borrowed money	(4,715)	1,300	(3,415)	(13,166)	6,179	(6,987)
Bonds	2,389	(9,173)	(6,783)	12,054	(1,700)	10,354

Note: Volume/rate variance is prorated according to changes in volume and rate.

International Operations

	Millions of yen					
	2003			2002		
Year ended March 31	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥(161,503)	¥(291,349)	¥(452,852)	¥ 14,909	¥ 1,603	¥ 16,512
Loans and bills discounted	(52,698)	(54,050)	(106,748)	(23,027)	(100,713)	(123,741)
Securities	41,848	(234,717)	(192,869)	135,949	28,261	164,210
Call loans	252	(1,994)	(1,742)	(1,744)	(4,095)	(5,839)
Receivables under resale agreements	(94)	(363)	(457)	408	15	423
Bills bought	—	—	—	—	—	—
Deposits with banks	(81,832)	(69,364)	(151,197)	(30,138)	(98,589)	(128,727)
Interest expenses	¥(134,225)	¥(118,983)	¥(253,209)	¥116,360	¥(365,468)	¥(249,108)
Deposits	(75,674)	(79,033)	(154,707)	(59,295)	(183,051)	(242,347)
Negotiable certificates of deposit	(3,161)	(767)	(3,929)	1,893	(3,824)	(1,930)
Call money	(2,024)	(2,453)	(4,478)	(210)	(6,326)	(6,536)
Payable under repurchase agreements	6,454	(6,321)	133	16,028	(1,666)	14,361
Bills sold	—	—	—	(26)	(26)	(53)
Commercial paper	—	—	—	—	—	—
Borrowed money	(17,752)	(8,842)	(26,594)	(8,602)	(23,760)	(32,363)
Bonds	—	—	17,527	—	—	—

Note: Volume/rate variance is prorated according to changes in volume and rate.

Total of Domestic and International Operations

Year ended March 31	2003 Volume-related increase (decrease)	2003 Rate-related increase (decrease)	2003 Net increase (decrease)	2002 Volume-related increase (decrease)	2002 Rate-related increase (decrease)	2002 Net increase (decrease)
	Millions of yen					
Interest income	¥(81,852)	¥(475,557)	¥(557,410)	¥48,913	¥(131,631)	¥ (82,718)
Loans and bills discounted	(32,793)	(135,495)	(168,288)	(50,848)	(193,447)	(244,296)
Securities	(7,503)	(240,117)	(247,620)	74,062	82,493	156,555
Call loans	1,426	(3,007)	(1,581)	3,401	(9,198)	(5,797)
Receivables under resale agreements	(2,298)	969	(1,329)	2,000	(1,834)	166
Bills bought	29	(22)	7	(372)	(477)	(850)
Deposits with banks	(78,921)	(72,094)	(151,016)	(29,604)	(99,127)	(128,732)
Interest expenses	¥ 379	¥(294,086)	¥(293,707)	¥22,921	¥(341,419)	¥(318,498)
Deposits	2,987	(181,268)	(178,280)	(13,334)	(264,954)	(278,289)
Negotiable certificates of deposit	(5,143)	(2,938)	(8,082)	4,254	(25,767)	(21,513)
Call money	(1,858)	(3,583)	(5,442)	(7,966)	(9,955)	(17,921)
Payable under repurchase agreements	(5,070)	4,406	(663)	524	9,342	9,867
Bills sold	311	(1,217)	(906)	2,462	(3,303)	(841)
Commercial paper	(639)	(249)	(888)	70	(3,642)	(3,572)
Borrowed money	(21,930)	(8,079)	(30,009)	(26,105)	(13,245)	(39,351)
Bonds	10,200	543	10,743	12,054	(1,700)	10,354

Note: Volume/rate variance is prorated according to changes in volume and rate.

Fees and Commissions

Year ended March 31	2003 Domestic operations	2003 International operations	2003 Total	2002 Domestic operations	2002 International operations	2002 Total
	Millions of yen					
Fees and commissions (income)	¥225,296	¥53,494	¥278,790	¥184,996	¥54,648	¥239,645
Deposits and loans	11,049	17,004	28,053	10,889	17,916	28,805
Remittances and transfers	87,609	20,894	108,503	80,077	20,432	100,509
Securities-related business	22,718	936	23,655	12,801	1,032	13,834
Agency	12,918	—	12,918	13,625	—	13,625
Safe deposits	4,606	—	4,606	5,779	—	5,779
Guarantees	6,396	4,015	10,412	3,427	4,204	7,631
Fees and commissions (expenses)	¥ 72,447	¥11,677	¥ 84,124	¥ 62,721	¥11,651	¥ 74,373
Remittances and transfers	16,238	4,838	21,077	15,088	5,545	20,634

Trading Income

Year ended March 31	2003 Domestic operations	2003 International operations	2003 Total	2002 Domestic operations	2002 International operations	2002 Total
	Millions of yen					
Trading profits	¥2,496	¥194,229	¥196,726	¥1,112	¥120,302	¥121,414
Gains on trading securities	1,670	—	1,670	—	—	—
Gains on securities related to trading transactions	—	—	—	—	—	—
Gains on trading-related financial derivatives	—	194,229	194,229	—	120,302	120,302
Others	826	—	826	1,112	—	1,112
Trading losses	¥ —	¥ 725	¥ 725	¥ 107	¥ 17	¥ 125
Losses on trading securities	—	—	—	107	—	107
Losses on securities related to trading transactions	—	725	725	—	17	17
Losses on trading-related financial derivatives	—	—	—	—	—	—
Others	—	—	—	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

	Millions of yen					
	2003			2002		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income	¥71,747	¥74,925	¥146,672	¥53,735	¥36,705	¥90,440
Gains (losses) on bonds	72,054	63,604	135,659	55,358	11,202	66,560
Gains (losses) on foreign exchange transactions	—	6,822	6,822	—	10,439	10,439

General and Administrative Expenses

	Millions of yen		
Year ended March 31	2003	2002	2001
Salaries and related expenses	¥205,205	¥223,215	¥242,004
Retirement benefit cost	45,081	31,555	31,142
Welfare expenses	31,892	34,705	34,851
Depreciation	61,549	65,577	41,988
Rent and lease expenses	64,466	82,134	90,716
Building and maintenance expenses	5,178	4,412	3,139
Supplies expenses	7,799	9,334	10,010
Water, lighting, and heating expenses	6,766	7,608	8,551
Traveling expenses	2,797	3,349	3,791
Communication expenses	8,591	7,730	12,751
Publicity and advertising expenses	6,916	5,404	6,838
Taxes, other than income taxes	35,450	34,237	35,533
Others	189,946	187,508	190,662
Total	¥671,639	¥696,775	¥711,987

Note: Because expenses reported on page 51 exclude nonrecurring losses, they are not reconciled with the figures reported in the above table.

Deposits (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures as of and for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003. Figures as of and for the year ended March 31, 2001, are combined figures for the former Sakura Bank and the former Sumitomo Bank.

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	2003		2002		2001	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Domestic operations:						
Liquid deposits	¥33,336,625	57.5%	¥31,350,536	53.5%	¥23,168,824	40.0%
Fixed-term deposits	18,519,788	32.0	19,982,869	34.1	22,518,100	38.9
Others	1,209,703	2.1	967,330	1.7	720,823	1.2
Subtotal	¥53,066,116	91.6	¥52,300,736	89.3	¥46,407,750	80.1
Negotiable certificates of deposit	¥ 4,841,982	8.4	¥ 6,267,860	10.7	¥11,508,790	19.9
Total	¥57,908,099	100.0%	¥58,568,596	100.0%	¥57,916,540	100.0%
International operations:						
Liquid deposits	¥ 2,130,354	37.9%	¥ 4,720,017	52.1%	¥ 8,787,766	68.6%
Fixed-term deposits	438,213	7.8	949,692	10.5	794,383	6.2
Others	2,976,046	53.0	3,081,367	34.0	3,051,409	23.8
Subtotal	¥ 5,544,614	98.7	¥ 8,751,076	96.6	¥12,633,562	98.6
Negotiable certificates of deposit	¥ 71,544	1.3	¥ 309,679	3.4	¥ 179,669	1.4
Total	¥ 5,616,159	100.0%	¥ 9,060,756	100.0%	¥12,813,232	100.0%
Grand total	¥63,524,258	—	¥67,629,353	—	¥70,729,773	—

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings
3. Percentage indicates the composition ratio.

Average Balance

	Millions of yen		
Year ended March 31	2003	2002	2001
Domestic operations:			
Liquid deposits	¥32,011,369	¥24,764,664	¥22,677,798
Fixed-term deposits	19,057,788	21,980,498	23,964,212
Others	553,391	514,564	453,687
Subtotal	¥51,622,549	¥47,259,727	¥47,095,702
Negotiable certificates of deposit	¥ 5,776,955	¥ 9,972,010	¥ 8,813,953
Total	¥57,399,504	¥57,231,738	¥55,909,656
International operations:			
Liquid deposits	¥ 3,414,692	¥ 6,856,855	¥ 7,962,793
Fixed-term deposits	725,366	796,962	983,544
Others	2,912,225	2,796,777	3,006,095
Subtotal	¥ 7,052,284	¥10,450,595	¥11,952,437
Negotiable certificates of deposit	¥ 124,731	¥ 214,841	¥ 176,862
Total	¥ 7,177,016	¥10,665,437	¥12,129,299
Grand total	¥64,576,521	¥67,897,175	¥68,038,955

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Deposits, Classified by Type of Depositor

	2003		2002		2001	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Individual	¥31,210,201	55.3%	¥30,110,733	55.1%	¥28,309,433	58.0%
Corporate	25,261,571	44.7	24,503,958	44.9	20,473,769	42.0
Total	¥56,471,772	100.0%	¥54,614,691	100.0%	¥48,783,202	100.0%

Notes: 1. Figures are before adjustment on interoffice accounts in transit.
2. Negotiable certificates of deposit are excluded.
3. Accounts at overseas branches and Japan offshore banking accounts are excluded.
4. Percentage indicates the composition ratio.

Balance of Investment Trusts, Classified by Type of Customer

March 31	2003	2002	2001
	Millions of yen		
Individual	¥1,598,577	¥1,485,311	¥1,192,223
Corporate	77,507	86,711	165,848
Total	¥1,676,084	¥1,572,022	¥1,358,072

Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the fiscal year-end.

Balance of Time Deposits, Classified by Maturity

March 31	2003	2002	2001
	Millions of yen		
Less than three months	¥ 9,331,860	¥ 8,332,787	¥10,525,269
Fixed interest rates	8,981,521	7,924,906	10,142,426
Floating interest rates	501	—	381
Three–six months	¥ 2,391,469	¥ 3,604,678	¥ 4,077,739
Fixed interest rates	2,372,360	3,581,854	4,024,547
Floating interest rates	—	—	96
Six months–one year	¥ 3,964,513	¥ 5,599,317	¥ 5,559,685
Fixed interest rates	3,955,873	5,592,722	5,553,590
Floating interest rates	1	—	20
One–two years	¥ 1,397,409	¥ 1,701,294	¥ 1,623,113
Fixed interest rates	1,389,250	1,697,715	1,620,630
Floating interest rates	—	—	134
Two–three years	¥ 1,320,298	¥ 1,135,179	¥ 951,891
Fixed interest rates	1,280,986	1,127,185	943,425
Floating interest rates	5,500	1,500	5,117
Three years or more	¥ 545,563	¥ 559,304	¥ 574,761
Fixed interest rates	516,255	521,985	532,199
Floating interest rates	10,650	—	24
Total	¥18,951,114	¥20,932,561	¥23,312,465
Fixed interest rates	18,496,247	20,446,369	22,816,820
Floating interest rates	16,654	1,500	5,772

Note: The figures above do not include installment savings.

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures as of and for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003. Figures as of and for the year ended March 31, 2001, are combined figures for the former Sakura Bank and the former Sumitomo Bank.

Balance of Loans and Bills Discounted

Year-End Balance

	Millions of yen		
March 31	2003	2002	2001
Domestic operations:			
Loans on notes	¥ 6,660,286	¥ 6,895,403	¥ 6,888,732
Loans on deeds	37,400,695	34,298,736	34,780,031
Overdrafts	8,410,644	11,567,085	11,843,557
Bills discounted	649,463	857,189	1,104,745
Subtotal	¥53,121,090	¥53,618,414	¥54,617,068
International operations:			
Loans on notes	¥ 550,369	¥ 1,002,166	¥ 1,028,519
Loans on deeds	3,495,523	5,136,672	5,851,273
Overdrafts	115,210	170,476	249,081
Bills discounted	172	638	1,937
Subtotal	¥ 4,161,274	¥ 6,309,954	¥ 7,130,812
Total	¥57,282,365	¥59,928,368	¥61,747,880

Average Balance

	Millions of yen		
Year ended March 31	2003	2002	2001
Domestic operations:			
Loans on notes	¥ 6,987,204	¥ 6,679,940	¥ 6,230,406
Loans on deeds	36,317,903	35,133,057	35,031,027
Overdrafts	9,914,028	10,972,299	13,098,494
Bills discounted	639,612	790,752	946,115
Subtotal	¥53,858,748	¥53,576,051	¥55,306,043
International operations:			
Loans on notes	¥ 802,842	¥ 1,058,147	¥ 1,052,174
Loans on deeds	4,572,375	5,785,859	6,159,610
Overdrafts	156,554	215,157	300,275
Bills discounted	882	383	5,930
Subtotal	¥ 5,532,654	¥ 7,059,547	¥ 7,517,989
Total	¥59,391,403	¥60,635,599	¥62,824,034

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Loans and Bills Discounted, Classified by Purpose

	2003		2002		2001	
March 31	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Funds for capital investment	¥22,156,745	38.7%	¥23,277,789	38.8%	¥24,367,997	39.5%
Funds for working capital	35,125,619	61.3	36,650,579	61.2	37,379,882	60.5
Total	¥57,282,365	100.0%	¥59,928,368	100.0%	¥61,747,880	100.0%

Note: Percentage indicates the composition ratio.

Breakdown of Loan Collateral

	Millions of yen		
March 31	2003	2002	2001
Securities	¥ 805,685	¥ 1,171,780	¥ 960,691
Commercial claims	1,253,179	1,098,954	1,293,632
Commercial goods	4,579	4,430	15,736
Real estate	8,531,366	9,309,699	10,419,117
Others	479,374	831,093	555,680
Subtotal	¥11,074,186	¥12,415,959	¥13,244,861
Guaranteed	¥22,177,530	¥23,864,117	¥24,906,661
Unsecured	24,030,649	23,648,291	23,596,356
Total	¥57,282,365	¥59,928,368	¥61,747,880

Balance of Loans and Bills Discounted, Classified by Maturity

March 31	Millions of yen 2003	2002	2001
One year or less	¥15,605,752	¥16,085,851	¥16,357,074
Floating interest rates	/	/	/
Fixed interest rates	/	/	/
One–three years	¥ 9,400,680	¥10,058,898	¥10,620,614
Floating interest rates	6,347,133	7,076,540	6,493,070
Fixed interest rates	3,053,547	2,982,358	4,127,544
Three–five years	¥ 5,876,286	¥ 6,058,896	¥ 6,327,101
Floating interest rates	3,973,971	4,401,939	4,257,520
Fixed interest rates	1,902,314	1,656,956	2,069,581
Five–seven years	¥ 2,502,737	¥ 2,572,696	¥ 2,868,002
Floating interest rates	1,683,355	1,957,333	1,937,381
Fixed interest rates	819,382	615,363	930,620
More than seven years	¥15,492,524	¥13,527,762	¥13,276,285
Floating interest rates	14,629,478	12,854,843	11,138,333
Fixed interest rates	863,046	672,918	2,137,951
No designated term	¥ 8,404,383	¥11,624,262	¥12,298,801
Floating interest rates	8,399,298	11,624,262	12,297,756
Fixed interest rates	5,084	—	1,045
Total	¥57,282,365	¥59,928,368	¥61,747,880

Note: Loans with a maturity of one year or less are not classified by floating or fixed interest rates.

Balance of Loan Portfolio, Classified by Industry

March 31	2003 Millions of yen	Percentage
Domestic offices:		
Manufacturing	¥ 6,031,262	11.2%
Agriculture, forestry, fisheries and mining	192,795	0.4
Construction	2,385,278	4.4
Transportation, communications and public enterprises	2,968,971	5.5
Wholesale and retail	5,812,485	10.8
Finance and insurance	5,419,634	10.1
Real estate	8,240,327	15.3
Services	5,622,703	10.5
Municipalities	508,144	0.9
Others	16,614,280	30.9
Subtotal	¥53,795,885	100.0%
Overseas offices:		
Public sector	¥119,468	3.4%
Financial institutions	236,116	6.8
Commerce and industry	2,945,122	84.5
Others	185,772	5.3
Subtotal	¥ 3,486,479	100.0%
Total	¥57,282,365	—

Notes: 1. Japan offshore banking accounts are included in overseas offices' accounts.
2. Percentage indicates the composition ratio.
3. The "Japan Standard Industrial Classifications" was revised by the Ministry of Public Management, Home Affairs, Posts and Telecommunications by Official Notification No. 139 of March 7, 2002 and became effective on October 1, 2002. The domestic loan balances by industry and the composition of loan balances by industry for 2003, are based on the new industrial classifications.

March 31	2002 Millions of yen	2002 Percentage	2001 Millions of yen	2001 Percentage
Domestic offices:				
Manufacturing	¥ 7,493,045	13.8%	¥ 7,455,390	13.4%
Agriculture, forestry, fisheries and mining	183,675	0.3	188,821	0.3
Construction	2,841,574	5.2	2,929,161	5.3
Transportation, communications and other public enterprises	2,838,889	5.2	2,982,196	5.4
Wholesale and retail	7,161,690	13.2	7,631,138	13.7
Finance and insurance	5,244,899	9.6	4,850,179	8.7
Real estate	8,549,534	15.7	9,222,242	16.6
Services	6,364,140	11.7	6,720,406	12.1
Municipalities	337,514	0.6	304,143	0.6
Others	13,474,520	24.7	13,267,524	23.9
Subtotal	¥54,489,488	100.0%	¥55,551,203	100.0%
Overseas offices:				
Public sector	¥ 182,437	3.4%	¥ 264,021	4.3%
Financial institutions	372,246	6.8	378,764	6.1
Commerce and industry	4,689,758	86.2	5,488,219	88.6
Others	194,437	3.6	65,669	1.0
Subtotal	¥ 5,438,880	100.0%	¥ 6,196,676	100.0%
Total	¥59,928,368	—	¥61,747,880	—

Notes: 1. Japan offshore banking accounts are included in overseas offices' accounts.
2. Percentage indicates the composition ratio.

Loans to Individuals/Small and Medium-Sized Corporations

March 31	Millions of yen 2003	2002	2001
Total domestic loans (A)	¥53,795,885	¥54,489,488	¥55,551,203
Loans to individuals, and small and medium-sized corporations (B)	36,733,241	38,780,331	40,471,298
(B) / (A)	68.3%	71.2%	72.9%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

March 31	Millions of yen 2003	2002	2001
Consumer loans	¥13,665,876	¥13,472,598	¥13,484,760
Housing loans	12,339,291	11,949,427	11,791,249
Housing loans for own housing	8,346,632	7,820,305	7,445,152
Others	1,326,585	1,523,171	1,693,511

Note: Housing loans include general-purpose loans used for housing purposes, such as housing loans and apartment house acquisition loans.

Breakdown of Reserve for Possible Loan Losses

Year ended March 31, 2003	Balance at beginning of the fiscal year	Amount transferred from SMBC	Increase during the fiscal year	Decrease during the fiscal year: Objectives	Decrease during the fiscal year: Others	Balance at end of the fiscal year
	Millions of yen					
General reserve for possible loan losses	¥2,765	¥1,130,825 [(840)]	¥1,113,235	¥ —	¥1,133,590*	¥1,113,235
Specific reserve for estimated loan losses on certain doubtful loans	2,177	996,404 [(446)]	949,996	30,501	968,080*	949,996
For nonresident loans	—	67,929 [(446)]	67,492	—	67,929*	67,492
Reserve for possible losses on specific overseas loans	—	11,272	11,566	—	11,272*	11,566
Total	¥4,943	¥2,138,501 [(1,286)]	¥2,074,797	¥30,501	¥2,112,943	¥2,074,797

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Year ended March 31, 2002	Millions of yen Balance at beginning of the fiscal year	Amount transferred from Sakura Bank	Increase during the fiscal year	Decrease during the fiscal year Objectives	Others	Balance at end of the fiscal year
General reserve for possible loan losses	¥226,830 [(1,877)]	¥145,197 [(2,370)]	¥ 872,338	¥ —	¥372,027*	¥ 872,338
Specific reserve for estimated loan losses on certain doubtful loans	439,611 [(1,879)]	270,451 [(109)]	1,084,065	289,180	420,881*	1,084,065
For nonresident loans	24,327 [(1,633)]	20,137 [(109)]	39,850	10,641	33,822*	39,850
Reserve for possible losses on specific overseas loans	8,358	11,634 [(3)]	15,445	—	19,992*	15,445
Total	¥674,799 [(3,757)]	¥427,282 [(2,482)]	¥1,971,849	¥289,180	¥812,901	¥1,971,849

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Write-off of Loans

Year ended March 31	Millions of yen 2003	2002	2001
Write-off of loans	**¥284,418**	¥283,895	¥741,432

Note: Write-off of loans includes amount of direct reduction.

Specific Overseas Loans

March 31	Millions of yen 2003	2002	2001
Indonesia	**¥104,744**	¥138,482	¥184,611
Argentina	**2,180**	8,378	—
Algeria	**—**	4,139	4,480
Others	**1,153**	1,300	3,819
Total	**¥108,077**	¥152,300	¥192,911
Ratio of the total amounts to total assets	**0.11%**	0.15%	0.17%
Number of countries	**9**	9	9

Risk-Monitored Loans

March 31	Millions of yen 2003	2002	2001
Bankrupt loans	**¥ 172,403**	¥ 195,653	¥ 235,654
Non-accrual loans	**2,390,173**	3,184,459	2,207,504
Past due loans (3 months or more)	**114,756**	92,324	103,226
Restructured loans	**2,492,199**	2,344,016	186,206
Total	**¥5,169,531**	¥5,816,452	¥2,732,590

Notes: Definition of risk-monitored loan categories

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

	Billions of yen		
March 31	**2003**	2002	2001
Bankrupt and quasi-bankrupt assets	**¥ 524.9**	¥ 493.5	¥ 589.9
Doubtful assets	**2,129.5**	2,970.2	1,943.1
Substandard loans	**2,606.9**	2,436.3	289.4
Total of problem assets	**¥ 5,261.3**	¥ 5,900.0	¥ 2,822.5
Normal assets	**¥57,313.4**	¥60,558.9	¥66,157.8
Total	**¥62,574.7**	¥66,458.9	¥68,980.3

Notes: Definition of problem asset categories

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Securities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures as of and for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
Figures as of and for the year ended March 31, 2001, are combined figures for the former Sakura Bank and the former Sumitomo Bank.

Balance of Securities

Year-End Balance

	Millions of yen		
March 31	2003	2002	2001
Domestic operations:			
Japanese government bonds	¥12,349,063	¥ 9,599,109	¥15,271,104
Japanese local government bonds	294,274	429,412	323,252
Japanese corporate bonds	2,081,107	1,183,562	995,423
Japanese stocks	3,508,151	5,595,410	7,167,659
Others	88,295	21,308	128,079
Foreign bonds	/	/	/
Foreign stocks	/	/	/
Subtotal	¥18,320,892	¥16,828,804	¥23,885,523
International operations:			
Japanese government bonds	¥ —	¥ —	¥ —
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Japanese stocks	—	—	—
Others	5,335,492	3,614,192	3,174,454
Foreign bonds	4,409,837	2,863,638	2,253,757
Foreign stocks	925,655	750,553	920,696
Subtotal	¥ 5,335,492	¥ 3,614,192	¥ 3,174,454
Total	¥23,656,385	¥20,442,996	¥27,059,978

Note: "Japanese stocks" include treasury stocks as of March 31, 2001.

Average Balance

	Millions of yen		
Year ended March 31	2003	2002	2001
Domestic operations:			
Japanese government bonds	¥11,355,059	¥11,707,532	¥ 9,091,904
Japanese local government bonds	334,482	393,236	427,162
Japanese corporate bonds	1,443,106	1,061,395	1,007,948
Japanese stocks	5,655,162	6,494,197	6,798,958
Others	59,250	30,941	162,799
Foreign bonds	/	/	/
Foreign stocks	/	/	/
Subtotal	¥18,847,060	¥19,687,304	¥17,488,774
International operations:			
Japanese government bonds	¥ —	¥ —	¥ —
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Japanese stocks	—	—	—
Others	4,283,361	3,738,953	2,146,468
Foreign bonds	3,565,089	2,851,256	1,359,686
Foreign stocks	718,271	887,696	786,781
Subtotal	¥ 4,283,361	¥ 3,738,953	¥ 2,146,468
Total	¥23,130,421	¥23,426,257	¥19,635,244

Notes: 1. "Japanese stocks" include treasury stocks for the year ended March 31, 2001.
2. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Securities Held, Classified by Maturity

March 31	Millions of yen 2003	2002	2001
One year or less			
Japanese government bonds	¥ 3,224,334	¥2,155,760	¥ 7,020,507
Japanese local government bonds	6,119	25,433	24,803
Japanese corporate bonds	128,939	87,161	132,201
Others	159,914	219,992	470,765
Foreign bonds	129,200	218,291	461,148
One–three years			
Japanese government bonds	¥ 1,802,741	¥3,613,404	¥ 4,135,860
Japanese local government bonds	6,910	41,395	30,372
Japanese corporate bonds	627,709	340,745	219,562
Others	2,003,382	1,784,002	677,665
Foreign bonds	1,995,829	1,783,941	658,274
Three–five years			
Japanese government bonds	¥ 4,175,621	¥2,392,875	¥ 1,507,521
Japanese local government bonds	95,742	69,013	24,187
Japanese corporate bonds	826,585	469,994	368,357
Others	795,661	160,972	443,331
Foreign bonds	780,435	160,315	414,947
Five–seven years			
Japanese government bonds	¥ 1,113,572	¥ 465,271	¥ 482,210
Japanese local government bonds	39,278	96,921	58,671
Japanese corporate bonds	272,594	133,812	87,960
Others	168,291	68,426	99,217
Foreign bonds	164,803	67,652	69,085
Seven–10 years			
Japanese government bonds	¥ 1,878,410	¥ 771,568	¥ 2,125,002
Japanese local government bonds	145,642	196,077	184,652
Japanese corporate bonds	223,378	149,948	184,339
Others	585,142	57,934	186,710
Foreign bonds	569,753	57,289	157,090
More than 10 years			
Japanese government bonds	¥ 154,383	¥ 200,230	¥ —
Japanese local government bonds	580	570	563
Japanese corporate bonds	1,900	1,900	3,000
Others	707,823	510,543	497,940
Foreign bonds	706,385	508,912	493,209
No designated term			
Japanese government bonds	¥ —	¥ —	¥ —
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Japanese stocks	3,508,151	5,595,410	7,167,659
Others	1,003,572	833,629	926,900
Foreign bonds	63,429	67,236	—
Foreign stocks	925,655	750,553	920,696
Total			
Japanese government bonds	¥12,349,063	¥9,599,109	¥15,271,104
Japanese local government bonds	294,274	429,412	323,252
Japanese corporate bonds	2,081,107	1,183,562	995,423
Japanese stocks	3,508,151	5,595,410	7,167,659
Others	5,423,788	3,635,501	3,302,535
Foreign bonds	4,409,837	2,863,638	2,253,757
Foreign stocks	925,655	750,553	920,696

Note: "Japanese stocks" include treasury stocks as of March 31, 2001.

Capital Ratio

Sumitomo Mitsui Banking Corporation and Subsidiaries

Consolidated Capital Ratio

		Millions of yen			
				2001	
March 31		2003	2002	Sakura Bank	Sumitomo Bank
Tier I capital:	Capital stock	¥ 559,985	¥ 1,326,746	¥ 1,042,706	¥ 752,848
	Capital reserve	1,298,511	1,326,758	899,521	643,080
	Retained earnings	258,690	438,008	196,060	308,724
	Minority interests	1,025,217	984,088	383,921	606,147
	Valuation losses on other securities	(21,559)	(304,837)	/	/
	Treasury stock	—	(17,475)	(4,595)	(14,144)
	Foreign currency translation adjustments	(54,419)	(15,174)	(20,939)	(32,171)
	Goodwill and others	(74)	(18,747)	(224)	(6,224)
	Subtotal (A)	¥ 3,066,351	¥ 3,719,366	¥ 2,496,449	¥ 2,258,261
Tier II capital:	45% of unrealized gains on land	¥ 71,699	¥ 82,931	¥ 46,670	¥ 122,193
	General reserve for possible loan losses	1,149,150	929,461	163,151	232,707
	Qualifying subordinated debt	2,150,334	2,577,490	1,141,806	1,653,197
	Subtotal	¥ 3,371,184	¥ 3,589,883	¥ 1,351,627	¥ 2,008,098
	Tier II capital included as qualifying capital (B)	¥ 2,887,170	¥ 3,504,772	¥ 1,351,627	¥ 1,995,364
Deductions:	(C)	¥ 25,684	¥ 163,331	¥ 13,752	¥ 103,632
Total capital:	(D) = (A) + (B) - (C)	¥ 5,927,837	¥ 7,060,807	¥ 3,834,324	¥ 4,149,993
Risk-adjusted assets:	On-balance-sheet	¥53,313,337	¥62,532,180	¥31,812,599	¥34,609,029
	Off-balance-sheet	3,523,317	4,803,181	1,924,737	3,096,291
	Asset equivalent of market risk	221,156	212,650	154,078	219,900
	Subtotal (E)	¥57,057,811	¥67,548,012	¥33,891,414	¥37,925,221
Capital ratio (BIS guidelines):	(D) / (E) × 100	10.38%	10.45%	11.31%	10.94%

Nonconsolidated Capital Ratio

		Millions of yen			
				2001	
March 31		2003	2002	Sakura Bank	Sumitomo Bank
Tier I capital:	Capital stock	¥ 559,985	¥ 1,326,746	¥ 1,042,706	¥ 752,848
	Capital reserve	879,693	1,326,758	899,521	643,080
	Other capital surplus	357,614	/	/	/
	Earned surplus reserve	—	—	131,261	110,159
	Voluntary reserves	221,540	221,548	56,028	165,532
	Retained earnings carried forward to next year	191,507	122,955	109,027	67,299
	Other retained earnings	/	357,614	/	/
	Others	738,878	869,793	285,575	567,059
	Valuation losses on other securities	(17,864)	(297,950)	/	/
	Treasury stock	—	(283)	(42)	(4)
	Subtotal (A)	¥ 2,931,354	¥ 3,927,183	¥ 2,524,077	¥ 2,305,975
Tier II capital:	45% of unrealized gains on land	¥ 64,438	¥ 73,568	¥ 31,596	¥ 121,230
	General reserve for possible loan losses	1,113,235	872,338	142,826	224,953
	Qualifying subordinated debt	2,126,658	2,544,424	1,111,006	1,651,808
	Subtotal	¥ 3,304,332	¥ 3,490,330	¥ 1,285,429	¥ 1,997,991
	Tier II capital included as qualifying capital (B)	¥ 2,771,778	¥ 3,409,200	¥ 1,285,429	¥ 1,997,991
Deductions:	(C)	¥ 55,378	¥ 55,349	¥ 16,999	¥ 58,766
Total capital:	(D) = (A) + (B) - (C)	¥ 5,647,753	¥ 7,281,033	¥ 3,792,507	¥ 4,245,199
Risk-adjusted assets:	On-balance-sheet	¥50,297,673	¥57,965,018	¥29,547,565	¥32,166,297
	Off-balance-sheet	3,322,458	5,192,299	2,157,620	3,654,538
	Asset equivalent of market risk	187,014	139,300	135,433	125,350
	Subtotal (E)	¥53,807,146	¥63,296,617	¥31,840,619	¥35,946,185
Capital ratio (BIS guidelines):	(D) / (E) × 100	10.49%	11.50%	11.91%	11.80%

Ratios (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures as of and for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.

Income Ratio

	Percentage	
Year ended March 31	**2003**	2002
Ordinary profit to total assets	—	—
Ordinary profit to stockholders' equity	—	—
Net income to total assets	—	—
Net income to stockholders' equity	—	—

Notes: 1. Ordinary profit (net income) to total assets = Ordinary profit (net income) / Average balance of total assets excluding customers' liabilities for acceptances and guarantees × 100

2. Ordinary profit (net income) to stockholders' equity = (Ordinary profit (net income) – Preferred dividends) / {(Stockholders' equity at beginning of the fiscal year – Number of shares of preferred stock outstanding at beginning of the fiscal year × Issue price) + (Stockholders' equity at end of the fiscal year – Number of shares of preferred stock outstanding at end of the fiscal year × Issue price)} divided by 2 × 100

3. Figures for 2003 and 2002 are not shown due to ordinary loss (net loss).

Yield/Interest Rate

	Percentage	
Year ended March 31	**2003**	2002
Domestic operations		
Interest-earning assets (A)	**1.47%**	1.53%
Interest-bearing liabilities (B)	**0.88**	0.98
(A) - (B)	**0.59**	0.55
International operations		
Interest-earning assets (A)	**3.98%**	5.96%
Interest-bearing liabilities (B)	**3.12**	3.79
(A) - (B)	**0.86**	2.17
Total		
Interest-earning assets (A)	**1.86%**	2.39%
Interest-bearing liabilities (B)	**1.22**	1.59
(A) - (B)	**0.64**	0.80

Loan-Deposit Ratio

March 31	Millions of yen 2003	2002
Domestic operations		
Loan amount (A)	¥53,121,090	¥53,618,414
Deposit amount (B)	57,908,099	58,568,596
Loan-deposit ratio (%)		
(A) / (B)	91.73%	91.54%
Ratio by average balance for the fiscal year	93.83	93.61
International operations		
Loan amount (A)	¥ 4,161,274	¥ 6,309,954
Deposit amount (B)	5,616,159	9,060,756
Loan-deposit ratio (%)		
(A) / (B)	74.09%	69.64%
Ratio by average balance for the fiscal year	77.08	66.19
Total		
Loan amount (A)	¥57,282,365	¥59,928,368
Deposit amount (B)	63,524,258	67,629,353
Loan-deposit ratio (%)		
(A) / (B)	90.17%	88.61%
Ratio by average balance for the fiscal year	91.97	89.30

Note: Deposits include negotiable certificates of deposit.

Securities-Deposit Ratio

March 31	Millions of yen 2003	2002
Domestic operations		
Securities amount (A)	¥18,320,892	¥16,828,804
Deposit amount (B)	57,908,099	58,568,596
Securities-deposit ratio (%)		
(A) / (B)	31.63%	28.73%
Ratio by average balance for the fiscal year	32.83	34.39
International operations		
Securities amount (A)	¥ 5,335,492	¥ 3,614,192
Deposit amount (B)	5,616,159	9,060,756
Securities-deposit ratio (%)		
(A) / (B)	95.00%	39.88%
Ratio by average balance for the fiscal year	59.68	35.05
Total		
Securities amount (A)	¥23,656,385	¥20,442,996
Deposit amount (B)	63,524,258	67,629,353
Securities-deposit ratio (%)		
(A) / (B)	37.23%	30.22%
Ratio by average balance for the fiscal year	35.81	34.50

Note: Deposits include negotiable certificates of deposit.

Changes in Number of Shares Outstanding and Capital Stock

	Thousands of shares		Millions of yen			
	Number of shares outstanding		Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
March 30, 2001	(383)	416	¥ (19,169)	¥ 20,831	¥ 4,881	¥ 4,881
June 28, 2001	—	416	—	20,831	(4,881)	0
March 13, 2003	1,245	1,661	32,121	52,952	32,121	32,121
March 14, 2003	1,080	2,741	27,864	80,816	27,864	59,985
March 17, 2003	53,037	55,778	479,169	559,985	819,708	879,693

Remarks:

March 30, 2001: Pursuant to the resolution of the Extraordinary General Meeting of Shareholders held on February 26, 2001, the former Wakashio Bank retired 383,380 shares after acquisition without compensation in order to reduce capital and write off losses carried forward from the previous fiscal year. The difference between the amount of capital reduction and the amount of losses written off is included in "Capital reserve (Gains on capital reduction)" as (gain on capital reduction).

June 28, 2001: Compensation for the deficit

March 13, 2003: Allotment to third parties:
Common stock: 1,245 thousand shares
Issue price: ¥51,600
Capitalization: ¥25,800

March 14, 2003: Allotment to third parties:
Common stock: 1,080 thousand shares
Issue price: ¥51,600
Capitalization: ¥25,800

March 17, 2003: Merger with Sumitomo Mitsui Banking Corporation (merger ratio: 1-to-0.007)

The following table shows total number of shares issued and outstanding, capital stock, and capital reserve of the former SMBC for the period up to March 16, 2003.

	Thousands of shares		Millions of yen			
	Number of shares outstanding		Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
March 31, 1999	167,000	3,308,062	¥250,500	¥ 752,848	¥250,500	¥ 643,080
April 2, 2001	3,273,423	6,581,485	523,851	1,276,700	991,326	1,634,407
March 9, 2002	—	6,581,485	—	1,276,700	(357,614)	1,276,792
March 15, 2002	—	6,581,485	—	1,276,700	11	1,276,804
April 1, 2001 – March 31, 2002	91,324	6,672,810	50,045	1,326,746	49,954	1,326,758
April 1, 2001 – March 31, 2002	3,614	6,676,424	—	1,326,746	—	1,326,758
February 3, 2003	—	6,676,424	(494,100)	832,646	—	1,326,758
February 5, 2003	313,556	6,989,980	—	832,646	94,680	1,421,438
February 12, 2003	454,078	7,444,059	75,377	908,023	74,922	1,496,361
March 13, 2003	961,538	8,405,597	149,999	1,058,023	149,999	1,646,361

Remarks:

March 31, 1999: Allotment to third parties:
Preferred stock (First series Type 1): 67,000 thousand shares
Issue price: ¥3,000
Capitalization: ¥1,500
Preferred stock (Second series Type 1): 100,000 thousand shares
Issue price: ¥3,000
Capitalization: ¥1,500

April 2, 2001: Merger with The Sakura Bank, Limited (merger ratio: 1-to-0.6)

March 9, 2002: Withdrawal from capital reserve pursuant to Article 289-2 of the Commercial Code of Japan and Article 18-2 of the Banking Law

March 15, 2002: Merger with SMBC Property Management Service Co., Ltd., a wholly owned subsidiary of the former SMBC

April 1, 2001 – March 31, 2002: Conversion of convertible bonds into common stock

April 1, 2001 – March 31, 2002: Conversion of preferred stock into common stock

February 3, 2003: Reduction in capital stock due to a corporate split for the transfer of management business to the wholly owned parent company, Sumitomo Mitsui Financial Group, Inc.

February 5, 2003: Increase in capital reserve due to conversion of SMBC Guarantee Co., Ltd. into a wholly owned subsidiary through an exchange of stock.

February 12, 2003: Allotment to third parties:
Common stock: 454,078 thousand shares
Issue price: ¥331
Capitalization: ¥166

March 13, 2003: Allotment to third parties:
Common stock: 961,538 thousand shares
Issue price: ¥312
Capitalization: ¥156

Total Outstanding Shares

March 31, 2003	Number of shares issued
Common stock	54,811,805
Preferred stock (Type 1)	67,000
Preferred stock (Type 2)	100,000
Preferred stock (Type 3)	800,000
Total	55,778,805

Note: The shares above are not listed on any stock exchange.

Number of Voting Rights

Total Outstanding Shares

	Number of shares		Number of voting rights
Number of shares of nonvoting stock	Preferred stock	967,000	—
Number of shares of voting stock with restriction (Treasury stock, etc.)		—	—
Number of shares of voting stock with restriction (Others)		—	—
Voting stock (Treasury stock, etc.)		—	—
Voting stock (Others)	Common stock	54,811,805	54,811,805
Fractional shares		—	—
Total outstanding shares		55,778,805	—
Total voting rights		—	54,811,805

Note: The articles of incorporation concerning the fractional shares stipulate that "The bank shall not make an entry of any share which is less than one share, whether in writing or digital record, as a fractional share in any register of fractional shares."

Treasury stock, etc.

There are no corresponding items.

Principal Shareholders

a. Common Stock

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	54,811,805	100.00%

b. Preferred Stock (Type 1)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	67,000	100.00%

c. Preferred Stock (Type 2)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	100,000	100.00%

d. Preferred Stock (Type 3)

March 31, 2003 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	800,000	100.00%

Common Stock Price Range

Five-Year Stock Price Performance

Year ended March 31	Yen **2003**	2002	2001	2000	1999
High	**¥766**	¥1,240	¥1,640	¥1,902	¥1,710
Low	**310**	406	867	1,271	860

Notes: 1. SMBC's shares are not listed on a stock exchange or registered on the OTC market. The above table represents prices of the former SMBC's common stock on the First Section of the Tokyo Stock Exchange.
2. The year-high and year-low prices for the year ended March 31, 2003, cover the period from April 1, 2002 to November 25, 2002.
3. The former Sumitomo Bank's stock prices are shown up to the year ended March 31, 2001.
The high and low stock prices for each year in the three-year period ended March 31, 2001, for the former Sakura Bank are as follows:

The Sakura Bank, Limited

Year ended March 31	Yen 2001	2000	1999
High	¥858	¥1,045	¥404
Low	477	358	165

Six-Month Performance

	Yen March 2003	February 2003	January 2003	December 2002	November 2002	October 2002
High	/	/	/	/	¥508	¥660
Low	/	/	/	/	310	444

Notes: 1. SMBC's shares are not listed on a stock exchange or registered on the OTC market. The above table represents prices of the former SMBC's common stock on the First Section of the Tokyo Stock Exchange.
2. Information on stock prices after December 2002 is not provided since the shares were de-listed on November 26, 2002.

Others (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures as of and for the year ended March 31, 2003, include those of the former SMBC for the period from April 1, 2002 to March 16, 2003.
In principle, figures as of and for the year ended March 31, 2001, are combined figures for the former Sakura Bank and the former Sumitomo Bank.

Employees

			2001	
March 31	**2003**	2002	Sakura Bank	Sumitomo Bank
Number of employees	**24,024**	25,027	13,632	13,526
Average age (years–months)	**38–8**	38–3	38–7	37–5
Average length of employment (years–months)	**16–8**	16–4	16–10	15–5
Average monthly salary (thousands of yen)	**¥508**	¥496	¥515	¥504

Notes: 1. Temporary, part-time, and overseas local staff are excluded from the above calculations.
2. "Average monthly salary" includes overtime pay in March but excludes bonus.
3. Employees are required to retire at the end of the month when they reach 60.
4. "Number of employees" as of March 31, 2003, including locally hired overseas staff members but excluding employees temporarily transferred to other companies, totaled 19,797.

Number of Offices

March 31	**2003**	2002	2001
Domestic network:			
Main offices and branches	**468**	590	593
Subbranches	**100**	96	79
Agency	**2**	5	5
Overseas network:			
Branches	**20**	21	33
Subbranches	**3**	2	5
Representative offices	**14**	16	21
Total	**607**	730	736

Note: "Main offices and branches" includes International Business Operations Dept. (2003, 2 branches; 2002, 2 branches; 2001, 2 branches), specialized deposit account branch (2003, 28 branches; 2002, 23 branches; 2001, 12 branches) and ATM administration branch (2003, 1 branch; 2002, 1 branch; 2001, 1 branch).

Number of Automated Service Centers

March 31	**2003**	2002	2001
Automated service centers	**14,572**	11,479	3,222

Domestic Exchange Transactions

	Millions of yen		
Year ended March 31	**2003**	2002	2001
Exchange for remittance:			
Destined for various parts of the country:			
Number of accounts (thousands)	**368,430**	339,801	350,579
Amount	**¥ 664,425,453**	¥ 625,250,208	¥ 786,592,817
Received from various parts of the country:			
Number of accounts (thousands)	**279,228**	264,008	241,455
Amount	**717,489,853**	754,026,135	883,811,562
Collection:			
Destined for various parts of the country:			
Number of accounts (thousands)	**5,095**	6,376	7,293
Amount	**¥ 12,620,267**	¥ 19,552,377	¥ 19,690,632
Received from various parts of the country:			
Number of accounts (thousands)	**3,987**	2,584	2,978
Amount	**6,513,720**	7,692,390	10,502,373
Total	**¥1,401,049,294**	¥1,406,521,112	¥1,700,597,387

Foreign Exchange Transactions

Year ended March 31	Millions of U.S. dollars 2003	2002	2001
Outward exchanges:			
Foreign bills sold	$ 545,156	$ 529,638	$ 822,512
Foreign bills bought	122,309	101,593	200,260
Incoming exchanges:			
Foreign bills payable	$ 548,607	$ 635,462	$ 771,801
Foreign bills receivable	21,684	20,854	24,234
Total	$1,237,757	$1,287,548	$1,818,810

Note: The figures above include foreign exchange transactions by overseas branches.

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

March 31	Millions of yen 2003	2002	2001
Securities	¥ 14,376	¥ 13,322	¥ 4,908
Commercial claims	29,253	257,213	258,005
Commercial goods	13,464	13,456	7,966
Real estate	178,806	58,580	51,828
Others	13,225	47,386	32,677
Subtotal	¥ 249,125	¥ 389,958	¥ 355,390
Guaranteed	636,661	571,126	584,587
Unsecured	3,530,504	4,568,910	5,353,048
Total	¥4,416,292	¥5,529,996	¥6,293,027

Trust Assets and Liabilities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Statement of Trust Assets and Liabilities

March 31	Millions of yen 2003
Assets:	
Loans and bills discounted	¥ 35,080
Loans on deeds	35,080
Monetary claims	125,942
Other monetary claims	125,942
Due from banking account	5,953
Total assets	¥166,976
Liabilities:	
Money trusts	¥ 35,080
Monetary claims trusts	112,952
Composite trusts	18,944
Total liabilities	¥166,976

Notes: 1. Amounts less than one million yen have been omitted.
2. SMBC has no co-operative trusts under other trust bank's administration as of year-end.
3. SMBC does not deal with any trusts with principal indemnification.

Year-End Balance of Money Trusts and Others

March 31	Millions of yen 2003
Money trusts	¥35,080
Pension trusts	—
Asset formation benefit trusts	—
Loan trusts	—
Total	¥35,080

Note: Money trusts and others include money trusts, pension trusts, asset formation benefit trusts and loan trusts.

Balance of Principal Amounts of Money Trusts and Loan Trusts, Classified by Maturity

March 31	Millions of yen 2003
Money trusts:	
Less than one year	¥32,080
One–two years	—
Two–five years	3,000
Five years and more	—
No designated term	—
Total	¥35,080
Loan trusts:	
Less than one year	¥ —
One–two years	—
Two–five years	—
Five years and more	—
No designated term	—
Total	¥ —

Year-End Balance of Trusts with Principal Indemnification

There are no corresponding items.

Risk-Monitored Loans Related with Trusts with Principal Indemnification

There are no corresponding items.

Year-End Balance of Money Trusts and Others

March 31	Millions of yen 2003
Money trusts:	
Loans and bills discounted	¥35,080
Securities	—
Subtotal	¥35,080
Pension trusts:	
Loans and bills discounted	¥ —
Securities	—
Subtotal	¥ —
Asset formation benefit trusts:	
Loans and bills discounted	¥ —
Securities	—
Subtotal	¥ —
Loan trusts:	
Loans and bills discounted	¥ —
Securities	—
Subtotal	¥ —
Total of loans and bills discounted	¥35,080
Total of securities	¥ —
Total	¥35,080

Year-End Balance of Loans and Bills Discounted

March 31	Millions of yen 2003
Loans on deeds	¥35,080
Loans on notes	—
Bills discounted	—
Total	¥35,080

Balance of Loan Collateral

March 31	Millions of yen 2003
Securities	¥ —
Commercial claims	—
Real estate	—
Factory	—
Fund	—
Ships and vessels	—
Others	—
Subtotal	¥ —
Guaranteed	¥ 3,000
Unsecured	32,080
Total	¥35,080

Breakdown of Loan Portfolio, Classified by Industry

	2003	
March 31	Millions of yen	Percentage
Manufacturing	¥ 5,400	15.39%
Agriculture, forestry, fisheries and mining	—	—
Construction	2,500	7.13
Transportation, communications and public enterprises	9,180	26.17
Wholesale and retail	2,000	5.70
Finance and insurance	11,000	31.36
Real estate	—	—
Services	5,000	14.25
Municipalities	—	—
Others	—	—
Total	¥35,080	100.00%

Year-End Balance of Loans and Bills Discounted, Classified by Maturity

	Millions of yen
March 31	2003
Loans and bills discounted	
One year or less	¥32,080
One–three years	—
Three–five years	3,000
Five–seven years	—
Seven years and more	—
Total	¥35,080

Balance of Loans and Bills Discounted, Classified by Purpose

	2003	
March 31	Millions of yen	Percentage
Funds for capital investment	¥ 4,220	12.03%
Funds for working capital	30,860	87.97
Total	¥35,080	100.00%

Loans to Individuals/Small and Medium-Sized Corporations

Balance of Loans

	Millions of yen
March 31	2003
Total to individuals, and small and medium-sized corporations (A)	¥14,680
Total loans (B)	35,080
(A) / (B)	41.84%

Number of Loans Lent

	Number of loans
March 31	2003
Total to individuals, and small and medium-sized corporations (C)	8
Total loans (D)	16
(C) / (D)	50.00%

Note: Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Year-End Balance of Securities Related with Money Trusts and Others

There are no corresponding items.

Corporate Data

Sumitomo Mitsui Financial Group, Inc.

Board of Directors, Corporate Auditors, and Executive Officers (as of June 30, 2003)

BOARD OF DIRECTORS

Akishige Okada
Chairman of the Board and Representative Director

Yoshifumi Nishikawa
President, CEO and Representative Director

Hideharu Kadowaki
Deputy President and Representative Director,
Corporate Risk Management Dept., and Audit Dept.

Koji Ishida
Managing Director and Representative Director,
Public Relations Dept., Corporate Planning Dept,
Financial Accounting Dept.,
and Subsidiaries and Affiliates Dept.

Masahide Hirasawa
Director, General Affairs Dept., and Human Resources Dept.

Mitsuaki Yahagi
Director, IT Planning Dept.

Yoshiaki Yamauchi
Director (outside)

Yoichiro Yamakawa
Director (outside)

CORPORATE AUDITORS

Toyosaburo Hirano
Corporate Auditor

Sadao Kobayashi
Corporate Auditor

Shoh Nasu
Corporate Auditor (outside)

Katsuya Onishi
Corporate Auditor (outside)

Josei Itoh
Corporate Auditor (outside)

EXECUTIVE OFFICERS

Teisuke Kitayama
Senior Managing Director,
Public Relations Dept., Corporate Planning Dept.,
Financial Accounting Dept.,
and Subsidiaries and Affiliates Dept.

SMFG Organization (as of June 30, 2003)



Shareholders' Meeting
Board of Directors
Risk Management Committee
Compensation Committee
Nominating Committee
Group Strategy Committee
Management Committee
Corporate Auditors/ Board of Corporate Auditors
Office of Corporate Auditors
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Audit Dept.

Sumitomo Mitsui Banking Corporation

☐ Directors, Corporate Auditors, and Executive Officers (as of June 30, 2003)

BOARD OF DIRECTORS

Chairman of the Board

Akishige Okada

President and CEO

Yoshifumi Nishikawa*

Deputy Presidents

Takeharu Nagata*
Corporate Research Dept.,
Head of Asset Restructuring Unit

Masayuki Oku*
Head of Corporate Banking Unit,
Head of International Banking Unit

Senior Managing Directors

Hiroyasu Ichikawa*
Head of Community Banking Unit

Teisuke Kitayama*
Public Relations Dept., Corporate Planning Dept.,
Financial Accounting Dept., Subsidiaries and Affiliates Dept.

Shigetada Takahashi*
Corporate Risk Management Dept., Credit Risk Management Dept.

Mutsuhiko Matsumoto*
Head of Consumer Banking Unit,
Operations Planning Dept.,
Operations and Administration Dept., Trust Services Dept.

Toichiro Mizushima*
Head of Middle Market Banking Unit

Managing Directors

Morio Kusunoki*
Internal Audit Dept., Credit Review Dept.

Koichi Tsukihara*
Deputy Head of Middle Market Banking Unit

Masahide Hirasawa*
General Affairs Dept., Legal Dept., Customer Relations Dept.,
Human Resources Dept., Human Resources Development Dept.,
Administrative Services Dept.

Mitsuaki Yahagi*
IT Planning Dept., Electronic Commerce Banking Dept.,
Head of Treasury Unit, Head of Investment Banking Unit

*Executive Officers

CORPORATE AUDITORS

Kazutoshi Katsumata

Tetsuro Taniguchi

Katsuya Onishi

Toyosaburo Hirano

Sadao Kobayashi

EXECUTIVE OFFICERS

Managing Directors

Takao Umino
Head of Nagoya Corporate Banking Division,
and Head of Tokai Middle Market Banking Division

Yasuyuki Kimoto
Head of Europe Division,
and President of Sumitomo Mitsui Banking Corporation Europe Limited

Kenjiro Nakano
Head of Osaka Corporate Banking Division

Shigeru Nishiyama
Deputy Head of Corporate Banking Unit
(Credit Dept. I, Corporate Banking Unit)

Koichi Maeda
Deputy Head of Asset Restructuring Unit
(Credit Dept. I, II, and IV, Asset Restructuring Unit)

Hitoshi Yoshimatsu
Deputy Head of International Banking Unit (in charge of China),
Deputy Head of Middle Market Banking Unit (stationed at Tokyo),
and Head of Asia Pacific Division

Shiro Kawajiri
IT Planning Dept., Operations Planning Dept.,
Operations and Administration Dept.,
Electronic Commerce Banking Dept., Trust Services Dept.

Shigenobu Aikyo
Head of Tokyo Corporate Banking Division I

Osamu Endo
Head of Tokyo Corporate Banking Division II

Shuntaro Higashi
Head of The Americas Division

Hiroaki Shukuzawa
Deputy Head of Treasury Unit

Hirosumi Tsusue
Human Resources Dept., and Human Resources Development Dept.

Directors

Jun Suzuki
General Manager, Internal Audit Dept.

Kengo Miyauchi
Deputy Head of Asset Restructuring Unit
(Tokyo Credit Business Dept. I-VI, Asset Restructuring Unit)

Shigeo Imafuku
General Manager, Credit Dept. II, Asset Restructuring Unit

Nobuyuki Kameoka
General Manager, Credit Dept. I, Corporate Banking Unit

Kohei Katsukawa
Head of East Japan Middle Market Banking Division I

Kazuhisa Kishikawa
General Manager, Planning Dept., Consumer Banking Unit

Hiroki Nishio
General Manager, Planning Dept., Corporate Banking Unit

Hajime Yamashita
General Manager, Planning Dept., Middle Market Banking Unit

Shunji Ono
Head of West Japan Middle Market Banking Division III

Shigeru Kawamura
General Manager, Operations Planning Dept.

Junji Tanehashi
General Manager, Corporate Planning Dept.

Mitsumasa Wada
General Manager, IT Planning Dept.

Masanobu Tomitaka
Deputy Head of Middle Market Banking Unit
(Credit Dept. I and II, Middle Market Banking Unit)

Yuji Harada
General Manager, Planning Dept., International Banking Unit

Takahiro Matsusaka
General Manager, Himeji Corporate Business Office I

Takashi Yamaguchi
Head of East Japan Middle Market Banking Division II

Takashi Ueda
General Manager, Osaka Corporate Banking Division I

Wataru Ohara
General Manager, Credit Dept. I, Middle Market Banking Unit

Toshiaki Kawai
General Manager, International Treasury Dept.

Yoshinori Kawamura
General Manager, Structured Finance Dept.

Hideo Shimada
General Manager, Planning Dept., Investment Banking Unit

Hitoshi Sogabe
Head of West Japan Middle Market Banking Division I

Fukuzo Yasuo
General Manager, Tokyo Corporate Banking Dept. II

Masaharu Masuda
Deputy Head of Community Banking Unit

Motoyoshi Kita
General Manager, Business Promotion Dept.,
Community Banking Unit

Kuniharu Oshida
Head of West Japan Middle Market Banking Division II

Akira Kitamura
Deputy Head of Asset Restructuring Unit
(Credit Dept. III, Osaka Credit Business Dept. I-III,
Kobe Credit Business Dept., Asset Restructuring Unit)

Yoshiyuki Nagahara
Deputy Head of Consumer Banking Unit

Kenji Ikeda
Head of West Japan Middle Market Banking Division IV

Norio Kinoshita
General Manager, Credit Dept. II, Middle Market Banking Unit

Shinichiro Kohashi
General Manager, Bangkok Branch, Chonburi Branch,
and Ayudhaya Branch

Kazuaki Tokuda
Head of East Japan Middle Market Banking Division III

Keiichi Ando
General Manager, Planning Dept., Asset Restructuring Unit

Koji Kita
General Manager, Osaka Corporate Banking Division III

Takeshi Kunibe
General Manager, Financial Accounting Dept.

Tetsuya Kubo
General Manager, Hong Kong Branch

Masami Tashiro
General Manager, Singapore Branch

Fumihiko Tanizawa
General Manager, Credit Risk Management Dept.

Koki Nomura
Head of East Japan Middle Market Banking Division IV

Junsuke Fujii
General Manager, Human Resources Dept.

Mitsuru Maki
General Manager, Public Relations Dept.,
and Corporate Citizenship Dept.

Koichi Miyata
General Manager, Planning Dept., and Treasury Dept., Treasury Unit

SMBC Organization (as of June 30, 2003)

- Shareholders' Meeting
- Board of Directors
- Management Committee
- Corporate Auditors/Board of Corporate Auditors
  - Office of Corporate Auditors

Corporate Staff Unit

- Public Relations Dept.
  - Corporate Citizenship Dept.
- Corporate Planning Dept.
  - Financial Research Dept.
- Financial Accounting Dept.
  - Equity Portfolio Management Dept.
- Subsidiaries & Affiliates Dept.
- Corporate Risk Management Dept.
  - Risk Management Systems Dept.
- Credit Risk Management Dept.
- General Affairs Dept.
- Legal Dept.
- Customer Relations Dept.
- Human Resources Dept.
  - Training Institute
  - Counseling Dept.
- Human Resources Development Dept.

Corporate Services Unit

- Administrative Services Dept.
  - Secretariat
  - Administrative Services Dept. for Community Banking
- IT Planning Dept.
- Operations Planning Dept.
- Operations & Administration Dept.
- Electronic Commerce Banking Dept.
  - Global Cash Management Dept.
- Corporate Research Dept.
- Trust Services Dept.

Internal Audit Unit

- Internal Audit Dept.
  - Internal Audit Dept. for Community Banking
- Credit Review Dept.
  - Credit Review Dept. for Community Banking

Consumer Banking Unit

- Planning Dept., Consumer Banking Unit
- Financial Consulting Dept.
- Consumer Loan Dept.
- Consumer Finance Dept.
- Branch Banking Dept., Consumer Banking Unit
  - Corporate Employees Business Promotion Dept.
- Branch Operations Dept.
- Credit Dept., Consumer Banking Unit

- Block Consumer Business Office

- Branch
- Public Institutions Operations Office
- Call Center
- Consumer Loan Promotion Office
- Consumer Loan Servicing Center
- Private Banking Dept.

Middle Market Banking Unit

- Planning Dept., Middle Market Banking Unit
- Business Promotion Dept., Middle Market Banking Unit
- International Business Promotion Dept., Middle Market Banking Unit
- China Business Promotion Dept., Middle Market Banking Unit
- Public Institutions Banking Dept.
- Business Owner Banking Dept.
- Credit Dept. I, Middle Market Banking Unit
- Credit Dept. II, Middle Market Banking Unit

- Middle Market Banking Division

- Corporate Business Office
- Public Institutions Business Office
- Business Support Office
- Business Promotion Office

Corporate Banking Unit

- Planning Dept., Corporate Banking Unit
- Credit Dept. I, Corporate Banking Unit

- Tokyo Corporate Banking Division I
- Tokyo Corporate Banking Division II
- Osaka Corporate Banking Division
- Nagoya Corporate Banking Division

- Corporate Banking Dept.

International Banking Unit

- Planning Dept., International Banking Unit
  - Systems Dept.
- Planning Dept., The Americas Division
- Credit Dept., The Americas Division
- Planning Dept., Europe Division
- Credit Dept., Europe Division
- Credit Dept., International Banking Unit

- Asia Pacific Division
- The Americas Division
- Europe Division

- Global Client Business Dept.
- Global Institutional Banking Dept.
- Global Investors Services Dept.
- Branches/Representative Offices in Asia Pacific Division
- Departments of the Americas Division
- Departments of Europe Division

Treasury Unit

- Planning Dept., Treasury Unit
- Treasury Dept.
- International Treasury Dept.
- Trading Dept.
- Treasury Marketing Dept.

Investment Banking Unit

- Planning Dept., Investment Banking Unit
  - Structured Finance Credit Dept.
- Securitization & Syndication Dept.
  - Financial Solutions Dept., Investment Banking Unit
- Derivatives and Financial Engineering Dept.
- Structured Finance Dept.
- M&A Advisory Services Dept.
- Corporate Finance Services Dept.

Asset Restructuring Unit

- Planning Dept., Asset Restructuring Unit
- Credit Administration Dept., Asset Restructuring Unit
- Tokyo Credit Business Dept. I–VI
- Osaka Credit Business Dept. I–III
- Kobe Credit Business Dept.
- Credit Dept. I–IV, Asset Restructuring Unit

Community Banking Unit

- Planning Dept., Community Banking Unit
  - Subsidiaries & Affiliates Dept., Community Banking Unit
- Human Resources Dept., Community Banking Unit
- Business Promotion Dept., Community Banking Unit
  - Business Loan Promotion Dept., Community Banking Unit
  - Housing Loan Promotion Dept., Community Banking Unit
  - Consumer Loan Promotion Dept., Community Banking Unit
  - Security & International Business Promotion Dept., Community Banking Unit
- Branch Banking Dept., Community Banking Unit
- Credit Dept., Community Banking Unit
  - Credit Administration Dept., Community Banking Unit
- Branch Operations & Administration Dept., Community Banking Unit

- Chiyoda Main Office
- Branch

Principal Subsidiaries and Affiliates (as of March 31, 2003)

All companies shown hereunder are consolidated subsidiaries or affiliates of Sumitomo Mitsui Financial Group, Inc.
Those printed in green ink are consolidated subsidiaries or affiliates of Sumitomo Mitsui Banking Corporation.

☐ Domestic Principal Subsidiaries

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)		Percentage of SMBC's Voting Rights (%)		Established	Main Business
Sumitomo Mitsui Banking Corporation	559,985	100		—		June 6, 1996	Commercial banking
Sumitomo Mitsui Card Company, Limited	10,000	100		—		Dec. 26, 1967	Credit card services
SMBC Leasing Company, Limited	82,600	100		—		Sept. 2, 1968	Leasing
SMBC Auto Leasing Company, Limited	4,200	100	(100)	—		Jan. 6, 1995	Leasing
The Japan Research Institute, Limited	10,000	100		—		Nov. 1, 2002	System engineering, data processing, management consulting, and economic research
SAKURA CARD CO., Ltd.	7,438	95.74	(95.74)	95.74	(27.25)	Feb. 23, 1983	Credit card services
At-Loan Co., Ltd.	17,500	52	(52)	52		June 8, 2000	Loans
The Japan Net Bank, Limited	20,000	57	(57)	57		Sept. 19, 2000	Commercial banking
SMBC Loan Adviser Co., Ltd.	10	100	(100)	100		April 1, 1998	Consulting and agency services for consumer loans
SMBC Guarantee Co., Ltd.	87,720	100	(100)	100		July 14, 1976	Credit guarantee
Sansei Guarantee Co., Ltd.	48	100	(100)	100		April 1, 1974	Credit guarantee
SMBC Loan Servicer Co., Ltd.	500	80	(80)	60		July 28, 1999	Servicer
SMBC Finance Co., Ltd. *	71,705	99.15	(99.15)	80.76	(0.07)	Dec. 5, 1972	Factoring and loans
Mitsui Finance Service Co., Ltd. *	1,100	100	(100)	100	(100)	Dec. 22, 1979	Collecting agent
Sakura Finance Service Co., Ltd. *	1,800	100	(100)	100	(100)	July 12, 1979	Collecting agent
SMBC Capital Co., Ltd.	2,500	69.8	(69.8)	59.8	(20)	Aug. 1, 1995	Venture capital
SMBC Consulting Co., Ltd.	1,100	100	(100)	75	(25)	May 1, 1981	Management consulting and information service
Financial Link Company, Limited	160	91.46	(91.46)	68.13	(24.46)	Sept. 29, 2000	Data processing service and e-trading consulting
SMBC Support & Solution Co., Ltd.	10	100	(100)	100		April 1, 1996	Advertising and data processing
SMBC Mortgage Co., Ltd.	18,182	53.58	(53.58)	53.58	(6.58)	Oct. 14, 1983	Loans
SMBC Business Servicing Co., Ltd.	500	100	(100)	100		Mar. 11, 1999	Servicer
Sakura Friend Securities Co., Ltd. **	26,139	44.66	(44.66)	44.66	(6.09)	April 20, 1932	Securities
Meiko National Securities Co., Ltd. **	27,270	49.29	(49.29)	47.73	(2.06)	Mar. 2, 1948	Securities
Sakura Information Systems Co., Ltd.	600	40	(40)	40	(35)	Nov. 29, 1972	System engineering and data processing
SAKURA KCS Corporation	2,054	52.89	(52.89)	35.21	(30.21) [17.67]	Mar. 29, 1969	System engineering and data processing
THE MINATO BANK, LTD.	24,908	50.0	(50.0)	50.0	(1.58)	Sept. 6, 1949	Commercial banking
The Bank of Kansai, Ltd.	32,500	61.42	(61.42)	50.24	(0.54)	July 1, 1922	Commercial banking
SMBC Staff Service Co., Ltd.	90	100	(100)	100		July 15, 1982	Temporary manpower service
SMBC Learning Support Co., Ltd.	10	100	(100)	100		May 27, 1998	Seminar organizer
SMBC PERSONNEL SUPPORT CO., LTD.	10	100	(100)	100		April 15, 2002	Banking clerical work
SMBC Center Service Co., Ltd.	100	100	(100)	100		Oct. 16, 1995	Banking clerical work
SMBC Delivery Service Co., Ltd.	30	100	(100)	100		Jan. 31, 1996	Banking clerical work
SMBC Green Service Co., Ltd.	30	100	(100)	100		Mar. 15, 1990	Banking clerical work
SMBC International Business Co., Ltd.	20	100	(100)	100		Sept. 28, 1983	Banking clerical work
SMBC International Operations Co., Ltd.	40	100	(100)	100		Dec. 21, 1994	Banking clerical work
SMBC Loan Business Service Co., Ltd.	70	100	(100)	100		Sept. 24, 1976	Banking clerical work
SMBC Market Service Co., Ltd.	10	100	(100)	100		Feb. 3, 2003	Banking clerical work
SMBC Loan Administration and Operations Service Co., Ltd.	10	100	(100)	100		Feb. 3, 2003	Banking clerical work
SMBC Property Research Service Co., Ltd.	30	100	(100)	100		Feb. 1, 1984	Banking clerical work
SMBC Total Maintenance Co., Ltd.	450	100	(100)	100		Oct. 7, 1994	Disposal of real estate collateral

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries;
the figures in square brackets [ ] refer to voting rights held by companies under the de facto control of SMBC.

☐ Overseas Principal Subsidiaries

Company Name	Country	Issued Capital	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	US$1,700 million	100 (100)	100	Mar. 5, 2003	Commercial banking
Manufacturers Bank	U.S.A.	US$80.786 million	100 (100)	100	June 26, 1962	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	C$121.87 million	100 (100)	100	April 1, 2001	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	R$309.356 million	100 (100)	100	Oct. 6, 1958	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	Rp1,502.4 billion	97.63 (97.63)	97.63	Aug. 22, 1989	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	US$1,620	100 (100)	97.38 (7.69)	Nov. 9, 1990	Leasing
Sumitomo Mitsui Finanz (Deutschland) GmbH	Germany	€5,600	100 (100)	100	June 14, 1985	Commercial banking
SMBC Capital Markets, Inc.	U.S.A.	US$100	100 (100)	100 (10)	Dec. 4, 1986	Investments and derivatives
SMBC Securities, Inc.	U.S.A.	US$100	100 (100)	100 (10)	Aug. 8, 1990	Securities
SMBC Financial Services, Inc.	U.S.A.	US$300	100 (100)	100	Aug. 8, 1990	Investments
SMBC Cayman LC Limited ***	British West Indies	US$1,375 million	100 (100)	100	Feb. 7, 2003	Credit guarantee
Sumitomo Finance (Asia) Limited	British West Indies	US$35 million	100 (100)	100	Sept. 26, 1973	Investments
SBTC, Inc.	U.S.A.	US$1	100 (100)	100	Jan. 26, 1998	Investments
SB Treasury Company L.L.C.	U.S.A.	US$470 million	100 (100)	100 (100)	Jan. 26, 1998	Loans
SB Equity Securities (Cayman), Limited	British West Indies	¥1 million	100 (100)	100	Dec. 15, 1998	Finance
SFVI Limited	British West Indies	US$300	100 (100)	100	July 30, 1997	Investments
Sakura Finance (Cayman) Limited	British West Indies	US$100,000	100 (100)	100	Feb. 11, 1991	Finance
Sakura Capital Funding (Cayman) Limited	British West Indies	US$100,000	100 (100)	100	July 15, 1992	Finance
Sakura Preferred Capital (Cayman) Limited	British West Indies	¥10 million	100 (100)	100	Nov. 12, 1998	Finance
SMBC International Finance N.V.	Netherlands Antilles	US$200,000	100 (100)	100	June 25, 1990	Finance
SMBC Capital Markets Limited	U.K.	US$297 million	100 (100)	100	April 18, 1995	Derivatives
SMBC Derivative Products Limited	U.K.	US$300 million	100 (100)	100 (100)	April 18, 1995	Derivatives
Sumitomo Finance International plc	U.K.	£200 million	100 (100)	100	July 1, 1991	Investments
Sumitomo Mitsui Finance Dublin Limited	Ireland	US$18 million	100 (100)	100	Sept. 19, 1989	Investments
Sakura Finance Asia Limited	P.R.C.	US$65.5 million	100 (100)	100	Oct. 17, 1977	Investments
Sumitomo Mitsui Finance Australia Limited	Australia	A$102.5 million	100 (100)	100	June 29, 1984	Investments
Sakura Finance Australia Limited	Australia	A$54 million	100 (100)	100	Mar. 27, 1986	Investments
Sakura Merchant Bank (Singapore) Limited	Singapore	S$4 million	100 (100)	100	April 18, 1990	Investments

* The three companies merged in April 2003; the successor company operates under the name of SMBC Finance Service Co., Ltd.

** The two companies merged in April 2003; the successor company operates under the name of SMBC Friend Securities Co., Ltd.

*** Each subsidiary is a separate corporate entity with its own separate creditors and the claims of such creditors are prior to the claims of SMBC (Japan), as the direct or indirect holder of the entity in such subsidiary.

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries; the figures in square brackets [ ] refer to voting rights held by companies under the de facto control of SMBC.

☐ Principal Affiliates

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)		Percentage of SMBC's Voting Rights (%)		Established	Main Business
Daiwa Securities SMBC Co. Ltd.	205,600	40		—		Feb. 5, 1999	Wholesale securities
Daiwa Securities SMBC Principal Investment Co. Ltd.	500	—		—		Sept. 4, 2001	Investments
Daiwa SB Investments Ltd.	2,000	43.96		—		April 1, 1999	Investment advisory and investment trust management
DLJ*direct* SFG Securities Inc.	3,000	21.25	(21.25)	21.25		Mar. 24, 1999	Securities via Internet
Sumitomo Mitsui Asset Management Company, Limited	2,000	17.5	(17.5)	17.5		Dec. 1, 2002	Investment advisory and investment trust management
Japan Pension Navigator Co., Ltd.	4,000	30	(30)	30		Sept. 21, 2000	Operation and administration of defined contribution pension plans
QUOQ Inc.	1,000	39.22	(39.22)	23.15	(9.26)	April 5, 1978	Purchase of monetary assets
SMFC Holdings (Cayman) Limited	1.5		49	—		Feb. 13, 2003	Finance
SMFG Finance (Cayman) Limited	0.01		[100]	—		Feb. 13, 2003	Finance

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries; the figures in square brackets [ ] refer to voting rights held by companies under the de facto control of SMBC.

International Directory (as of June 30, 2003)

Asia and Oceania

SMBC

Branches and Representative Offices

Hong Kong Branch
7th and 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852 (2206) 2000
Fax: 852 (2206) 2888

Shanghai Branch
30F, HSBC Tower, 101 Yin Cheng East Road, Pudong New Area, Shanghai, The People's Republic of China
Tel: 86 (21) 6841-5000
Fax: 86 (21) 6841-0144

Tianjin Branch
Room No. 1210, Tianjin International Building, No. 75 Nan Jing Lu, Tianjin, The People's Republic of China
Tel: 86 (22) 2330-6667
Fax: 86 (22) 2319-2111

Guangzhou Branch
31F, Office Tower, CITIC Plaza, 233 Tianhe North Road, Guangzhou, The People's Republic of China
Tel: 86 (20) 8752-0168
Fax: 86 (20) 8752-0672

Suzhou Branch
10th Floor-D, Kings Tower, 12 Shishan Road, Suzhou New District, Suzhou, Jiangsu, 215011 The People's Republic of China
Tel: 86 (512) 6825-8205
Fax: 86 (512) 6825-6121

General Representative Office in China
2902, Jing Guang Centre, Hujialou, Chaoyang District, Beijing, The People's Republic of China
Tel: 86 (10) 6597-3351
Fax: 86 (10) 6597-3002

Dalian Representative Office
Senmao Building 9F, 147 Zhongshan Lu, Dalian, 116011 The People's Republic of China
Tel: 86 (411) 370-7873
Fax: 86 (411) 370-7761

Chongqing Representative Office
3F, Holiday Inn Yangtze Chongqing, 15 Nan Ping Bei Lu, Chongqing, The People's Republic of China
Tel: 86 (23) 6280-3394
Fax: 86 (23) 6280-3748

Shenyang Representative Office
Room No. 606, Gloria Plaza Hotel Shenyang, No. 32 Yingbin Street, Shenhe District, Shenyang, The People's Republic of China
Tel: 86 (24) 2252-8310
Fax: 86 (24) 2252-8769

Taipei Branch
Aurora International Building 9F, No. 2, Hsin Yi Rd. Sec. 5, Taipei, Taiwan
Tel: 886 (2) 2720-8100
Fax: 886 (2) 2720-8287

Seoul Branch
Young Poong Bldg. 7F, 33, Seorin-Dong, Chongro-ku, Seoul, 110-752, Korea
Tel: 82 (2) 732-1801
Fax: 82 (2) 399-6330

Singapore Branch
3 Temasek Avenue, #06-01, Centennial Tower, Singapore 039190, The Republic of Singapore
Tel: 65 (6882) 0000/0001
Fax: 65 (6887) 0220/0330

Labuan Branch
Level 12 (B&C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Labuan, Federal Territory, Malaysia
Tel: 60 (87) 410955
Fax: 60 (87) 410959

Labuan Branch Kuala Lumpur Marketing Office
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

Kuala Lumpur Representative Office
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

Jakarta Representative Office
Summitmas II, 8th Floor, Jl. Jendral Sudirman Kav. 61-62, Jakarta 12190, Indonesia
Tel: 62 (21) 525-1733
Fax: 62 (21) 525-1770

Ho Chi Minh Representative Office
Unit C, 4th Floor, OSIC Building, 8 Nguyen Hue Street, District 1, Ho Chi Minh City, Vietnam
Tel: 84 (8) 8231244
Fax: 84 (8) 8231241

Yangon Representative Office
Room No. 717/718, Traders Hotel, 223 Sule Pagoda Road, Pabedan Township, Yangon, Myanmar
Tel: 95 (1) 242828
Fax: 95 (1) 248061

Bangkok Branch
Boon-Mitr Building, 138 Silom Road, Bangkok 10500, Thailand
Tel: 66 (2) 353-8000
Fax: 66 (2) 353-8100

Ayudhya Branch
3rd Floor, Bank of Asia Building,
5-255, Pailing, Ayudhya District,
Ayudhya Province, Thailand
Tel: 66 (35) 245842
Fax: 66 (35) 212547

Chonburi Branch
6th Floor, Bangkok Bank Building,
98, Sukhumvit Road,
Sriracha District,
Chonburi Province, Thailand
Tel: 66 (38) 770584~7
Fax: 66 (38) 770588

Manila Representative Office
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines
Tel: 63 (2) 841-0098/9
Fax: 63 (2) 811-0877

Mumbai Branch
15th Floor,
Jolly Maker Chambers No. 2,
225, Nariman Point,
Mumbai 400021, India
Tel: 91 (22) 2288-0025
Fax: 91 (22) 2288-0026

New Delhi Branch
Dr. Gopal Das Bhawan,
Ground Floor,
28 Barakhamba Road,
New Delhi 110001, India
Tel: 91 (11) 2373-7637~41
Fax: 91 (11) 2373-7642

SMFG Subsidiaries

Sumitomo Mitsui Finance Australia Limited
Level 40, The Chifley Tower 2,
Chifley Square, Sydney,
NSW 2000, Australia
Tel: 61 (2) 9376-1800
Fax: 61 (2) 9376-1863

PT Bank Sumitomo Mitsui Indonesia
Summitmas II, 10th Floor,
Jl. Jendral Sudirman Kav. 61-62,
Jakarta 12190, Indonesia
Tel: 62 (21) 522-7011
Fax: 62 (21) 522-7022

SMBC Metro Investment Corp.
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines
Tel: 63 (2) 811-0845
Fax: 63 (2) 811-0876

Sakura Finance Asia Limited
7th and 8th Floors, One International
Finance Centre, 1 Harbour View
Street, Central, Hong Kong
Special Administrative Region,
The People's Republic of China
Tel: 852 (2206) 2000
Fax: 852 (2861) 2316

Sakura Merchant Bank (Singapore) Limited
3 Temasek Avenue, #07-04,
Centennial Tower, Singapore
039190, Singapore

P.T. Perjahl Leasing Indonesia
Mid Plaza Building LT 9,
Jl. Jendral Sudirman Kav. 10-11,
Jakarta 10220, Indonesia
Tel: 62 (21) 570-6221
Fax: 62 (21) 570-6199

China International Finance Company Limited (Shenzhen)
33F International Financial Building,
23 Jian She Road, Shenzhen,
The People's Republic of China
Tel: 86 (755) 8225-1509
Fax: 86 (755) 8223-7566

BSL Leasing Co., Ltd.
19th Fl. Sathorn City Tower,
175 South Sathorn Road,
Bangkok, Thailand
Tel: 66 (2) 679-6161
Fax: 66 (2) 679-6160

SMBC Management Service Co., Ltd.
7th Floor Unit B6,
Boon-Mitr Building, 138 Silom Road,
Suriyawongse, Bangrak,
Bangkok 10500, Thailand
Tel: 66 (2) 237-6295
Fax: 66 (2) 237-6299

Bangkok SMBC Consulting Company Limited
Boon-Mitr Building, 138 Silom Road,
Suriyawongse, Bangrak,
Bangkok 10500, Thailand
Tel: 66 (2) 237-6295

SBCS Co., Ltd.
7th Floor Unit A3 and B5-6,
Boon-Mitr Building, 138 Silom Road,
Suriyawongse, Bangrak,
Bangkok 10500, Thailand
Tel: 66 (2) 237-6295~8
Fax: 66 (2) 237-6299

SMSB Co., Ltd.
7th Floor Unit B6,
Boon-Mitr Building, 138 Silom Road,
Suriyawongse, Bangrak,
Bangkok 10500, Thailand

SMBC Capital Markets Limited Hong Kong Branch
7th and 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852 (2532) 8500
Fax: 852 (2532) 8505

SMBC Leasing (Singapore) Pte. Ltd.
1 Shenton Way, #19-05, Singapore 068803, Singapore
Tel: 65 (6224) 2955
Fax: 65 (6225) 3570

SMBC Leasing (Hong Kong) Limited
21st Floor, World-wide House, 2104B, 19 Des Voeux Road, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852 (2523) 4155
Fax: 852 (2845) 9246

SMBC Leasing (Thailand) Co., Ltd.
19th Floor, Ramaland Building, 952 Rama IV Road, Suriyawong, Bangrak, Bangkok 10500, Thailand
Tel: 66 (2) 632-9250
Fax: 66 (2) 632-9258

SMBC Leasing (Guangzhou) Co., Ltd.
Room 1211-1212, Metro Plaza, 183, Tian He Bei Lu, Guangzhou, The People's Republic of China
Tel: 86 (20) 8755-0021
Fax: 86 (20) 8755-0422

SMBC Leasing (Malaysia) Sdn. Bhd.
Letter Box No. 58, 11th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-2619
Fax: 60 (3) 2026-2627

P.T. Exim SB Leasing
Summitmas II, 8th Floor, Jl. Jendral, Sudirman Kav. 61-62, Jakarta 12190, Indonesia
Tel: 62 (21) 520-1265
Fax: 62 (21) 520-0154

Americas

SMBC

Branches and Representative Offices

New York Branch
277 Park Avenue, New York, NY 10172, U.S.A.
Tel: 1 (212) 224-4000
Fax: 1 (212) 593-9522

Cayman Branch
P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands

Los Angeles Branch
777 South Figueroa Street, Suite 2600, Los Angeles, CA 90017, U.S.A.
Tel: 1 (213) 955-0800
Fax: 1 (213) 623-6832

San Francisco Branch
555 California Street, Suite 3350, San Francisco, CA 94104, U.S.A.
Tel: 1 (415) 616-3000
Fax: 1 (415) 397-1475

SMFG

Subsidiaries

Manufacturers Bank
<corporate headquarters>
515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.
Tel: 1 (213) 489-6200
Fax: 1 (213) 489-6254

Sumitomo Mitsui Banking Corporation of Canada
Ernst & Young Tower, Suite 1400, P.O. Box 172, Toronto Dominion Centre, Toronto, Ontario M5K 1H6, Canada
Tel: 1 (416) 368-4766
Fax: 1 (416) 367-3565

Banco Sumitomo Mitsui Brasileiro S.A.
Avenida Paulista, 37-12° andar Paraiso, São Paulo, Brazil
Tel: 55 (11) 3178-8000
Fax: 55 (11) 289-1668

SMBC Capital Markets, Inc.
277 Park Avenue, New York, NY 10172, U.S.A.
Tel: 1 (212) 224-5000
Fax: 1 (212) 224-5111

SMBC Leasing and Finance, Inc.
277 Park Avenue, New York, NY 10172, U.S.A.
Tel: 1 (212) 224-5200
Fax: 1 (212) 224-5222

SMBC Securities, Inc.
277 Park Avenue, New York, NY 10172, U.S.A.
Tel: 1 (212) 224-5300
Fax: 1 (212) 224-5333

SFVI Limited
P.O. Box 961, 30 De Costro Street, Road Town, Tortola, British Virgin Islands

Sumitomo Finance (Asia) Limited
P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands

JRI America, Inc.
80 Maiden Lane, Suite 701, New York, NY 10038, U.S.A.
Tel: 1 (212) 487-2000
Fax: 1 (212) 487-2047

Europe, Middle-East, and Africa

SMBC

Branches and Representative Offices

London Branch
Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.
Tel: 44 (20) 7786-1000
Fax: 44 (20) 7236-0049

Sumitomo Mitsui Banking Corporation Europe Limited
Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.
Tel: 44 (20) 7786-1000
Fax: 44 (20) 7236-0049

Düsseldorf Branch
Prinzenallee 7, 40549 Düsseldorf, Federal Republic of Germany
Tel: 49 (211) 3619223
Fax: 49 (211) 3619236

Brussels Branch
Avenue des Arts, 58, Bte. 18, 1000 Brussels, Belgium
Tel: 32 (2) 551-5000
Fax: 32 (2) 513-4100

Paris Branch
20, Rue de la Ville l'Evêque, 75008 Paris, France
Tel: 33 (1) 44 (71) 40-00
Fax: 33 (1) 44 (71) 40-50

Madrid Representative Office
Serrano 16, 28001 Madrid, Spain
Tel: 34 (91) 576-6196
Fax: 34 (91) 577-7525

Bahrain Representative Office
No. 406 & 407 (Entrance 3, 4th Floor) Manama Centre, Government Road, Manama, State of Bahrain
Tel: 973-223211
Fax: 973-224424

Tehran Representative Office
4th Floor, 80 Nezami Gangavi Street, Vali-e-Asr Avenue, Tehran 14348, Islamic Republic of Iran
Tel: 98 (21) 879-4586
Fax: 98 (21) 879-4569

Cairo Representative Office
Arkadia Building No. 5 Admin 8th Floor 4, 4A El-Bahr St., Corniche El-Nil, Cairo, Arab Republic of Egypt
Tel: 20 (2) 580-6711
Fax: 20 (2) 580-6808

Johannesburg Representative Office
Suite No. 2, Ground Floor, Gleneagles Building, Fairway Office Park, 52 Grosvenor Road, Bryanston, Sandton, South Africa
(Postal address: Private Bag x134 Bryanston 2021, South Africa)
Tel: 27 (11) 706-8675
Fax: 27 (11) 706-4927

SMFG

Subsidiaries

Sumitomo Mitsui Finance Dublin Limited
La Touche House, International Financial Services Centre, Custom House Docks, Dublin 1, Ireland
Tel: 353 (1) 670-0066
Fax: 353 (1) 670-0353

SMBC Capital Markets Limited
Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7248-5905

SMBC Derivative Products Limited
Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7248-5905

Sumitomo Finance International plc
Temple Court, 11 Queen Victoria Street, London EC4N 4UQ, U.K.
Tel: 44 (20) 7842-3000
Fax: 44 (20) 7842-3090

JRI Europe, Limited
Market Towers, 1 Nine Elms Lane, London SW8 5NQ, U.K.
Tel: 44 (20) 7819-6200
Fax: 44 (20) 7819-6249

SMFG Website

The SMFG website contains the latest information regarding Group businesses and investor relations, as well as news releases and important financial data

http://www.smfg.co.jp/english/



SMFG 三井住友フィナンシャルグループ
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Financial Results Presentation updated (June 3, 2003)
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News Release
2003.06.23 PM4:00 Sumitomo Mitsui Financial Group Announces Possibility of not Recovering Claims
2003.06.03 PM4:30 The Bank of Kansai to Acquire The Kansai Sawayaka Bank's Common Stock
2003.05.26 PM5:00 Change of Representative Directors
2003.05.26 PM5:00 Sumitomo Mitsui Financial Group Announces Financial Assistance to Kumagai Gumi Co., Ltd
2003.05.26 PM5:00 Reduction in Capital Reserve and Earned Surplus Reserve
2003.05.26 PM5:00 Management Policy in Fiscal Year 2003
2003.05.26 PM5:00 Financial Results for Fiscal Year 2002 announced
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Sumitomo Mitsui Banking Corporation (SMBC) responds to the customers' diversified and sophisticated needs by providing a wide variety of high level financial services, capitalizing on our prominent customer base, speed in taking action, and our strategic group companies.
Go to Sumitomo Mitsui Card Company Site
Sumitomo Mitsui Card has been leading the domestic credit card industry as a pioneer of "VISA" the world's No.1 credit card brand. We set as our goal to issue "the most usable and the most serviceable card" based on the promising of "safety, security, reliability, convenience, and courtesy".
Go to SMBC Leasing Company Site
SMBC Leasing Company, Limited, as one of the industry leaders, offers from corporate leasing responding to the needs of the corporate sector for large-scale equipment investment to the rental business of information machines and equipment including personal computers.
Go to Japan Research Institute Site
The Japan Research Institute, Limited is a "knowledge engineering" company, a company that offers comprehensive, highly value-added information services, through the coordinated application of its three functions, that is, information systems, consulting, and think-tank.
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○ Links to SMFG Subsidiaries

- SMBC ▷ http://www.smbc.co.jp/global/
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SMFG SUMITOMO MITSUI FINANCIAL GROUP

Printed in Japan

File No. 82-4395
Exhibit B1

SMFG SUMITOMO MITSUI FINANCIAL GROUP

03 OCT 23 AM 7:21

ディスクロージャー誌
2003

平成14年4月1日～平成15年3月31日

三井住友フィナンシャルグループ
三井住友銀行

経営理念

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

- お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

三井住友フィナンシャルグループ　プロフィール

（平成15年3月31日現在）

名　　称	株式会社三井住友フィナンシャルグループ
（英文名称：	Sumitomo Mitsui Financial Group, Inc.）
本　　社	東京都千代田区有楽町1丁目1番2号
取締役会長	岡田 明重（三井住友銀行取締役会長を兼任）
取締役社長	西川 善文（三井住友銀行頭取を兼任）
資本金	1兆2,477億円
事業目的	傘下子会社の経営管理、ならびにそれに付帯する業務
上場取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）

発行済株式数

普通株式	5,796,000.92株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第　8回第四種優先株式	4,175株
第　9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第13回第四種優先株式	115,000株

格付情報

三井住友フィナンシャルグループ各社の平成15年6月30日現在の格付は以下のとおりです。

○三井住友銀行

	長期	短期
Moody's	A3	P-1
Standard & Poor's	BBB	A-2
Fitch Ratings	BBB+	F2
格付投資情報センター（R&I）	A	a-1
日本格付研究所（JCR）	AA-	J-1+

○三井住友カード

	長期	短期
日本格付研究所（JCR）	A+	J-1+

○三井住友銀リース

	長期	短期
日本格付研究所（JCR）	A-	J-1

Contents

ごあいさつ …… 1
トップメッセージ …… 2
グループ会社の紹介 …… 4
トピックス …… 8
財務ハイライト …… 11
不良債権の現状 …… 14
経営健全化計画の履行状況 …… 20
コーポレートガバナンス …… 21
内部監査体制 …… 22
コンプライアンス体制 …… 23
リスク管理への取り組み …… 25
お客さまへのアプローチ …… 33
環境活動 …… 44
社会貢献活動 …… 46
資料編 …… 47
　コーポレートデータ …… 47
　業績および財務データ …… 71
SMFG 決算公告（写）…… 195
SMBC 決算公告（写）…… 196
開示項目一覧 …… 197
SMFG HPのご案内 …… 201

このマークのついた項目については、最新情報が三井住友フィナンシャルグループまたは三井住友銀行のホームページでご覧いただけます。

本誌は、銀行法第21条および第52条の29に基づいて作成したディスクロージャー資料（業務および財産の状況に関する説明書類）です。

本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化しうることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成15年7月

広報部　〒100-0006　東京都千代田区有楽町1-1-2

TEL（03）5512-3411

＊本誌は再生紙を使用しています。

ごあいさつ



皆さまには、平素より温かいご支援、お引き立てを賜り、心から御礼申し上げます。

三井住友フィナンシャルグループの発足から半年あまりが経過しましたが、ここに設立初年度のご報告をさせていただきます。当社は、株主価値を経営の基軸に据えつつ、今後も経営情報のディスクロージャーの充実に努めてまいります。本誌によりまして、私どもの取り組みについて、ご理解を深めていただければ幸いです。

平成１４年度の連結業績におきましては、保有株式、不良債権にかかる財務リスクの大幅圧縮に向けた諸施策を講じましたことから、誠に不本意ながら、大幅な損失を計上することとなりました。私どもを取り巻く経済環境は、引き続き厳しい状況にありますが、諸施策を通じて強化されました財務基盤をベースに早期に業績を回復させ、より良い商品・サービスの提供に努めることで、皆さまの信頼、市場の信任を勝ち得るべく、役職員一丸となって、努力してまいる所存です。

今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成１５年７月

株式会社三井住友フィナンシャルグループ

取締役会長　　取締役社長

岡田明重　　西川善文

設立初年度の総括

三井住友フィナンシャルグループの設立から半年が経ちました。当社は、三井住友銀行（SMBC）において、システム統合をはじめとした経営統合、粗利益増強・経費削減の両面における合併効果の早期実現、主要なビジネスラインにおける業務改革などが順調に進んだことを受けて、平成14年12月に設立されました。平成15年2月には三井住友カード(株)、三井住友銀リース(株)、(株)日本総合研究所の3社を100％子会社とし、大和証券SMBC(株)、大和住銀投信投資顧問(株)を直接投資会社といたしました。さらに3月には、中小企業・個人向けの金融サービスの増強と併せて、有価証券含み損の抜本的な処理による財務基盤強化を目的として、SMBCとわかしお銀行が合併し、現在に至っておりますが、グループ全体の収益力の向上と財務体質の強化は着実に進んでおり、今後一段の発展を図ってまいります。

さて、平成14年度の経済金融環境を顧みますと、米国経済の低迷に加え下期にはイラク戦争などにより先行きに対する不透明感が高まった一方、わが国経済においても、内需の低迷のほか、輸出の牽引力の低下や公共投資の減少等、一層厳しさを増しております。また平成14年10月には、政府から「改革加速のための総合対応策」が公表されるとともに、「金融再生プログラム」が金融庁から公表されました。こうした環境下、当社グループは、保有株式、不良債権にかかる財務リスクを大幅に圧縮すべくバランスシートのクリーンアップを進める一方、資本増強を通じて、財務基盤・リスク対応力を一層強化するなど、相次いで諸施策を実施してまいりました。

保有株式については、1兆円を超える売り切りや、わかしお銀行との合併を通じた含み損の大幅削減等を行いました。不良債権対応としては、問題企業の再生・最終処理を集中して行う戦略金融部門を新設し、取り組みを大幅に強化したほか、「金融再生プログラム」の趣旨を踏まえ、不良債権処理への備えを強化しました。一方で、先行き不透明な厳しい経営環境の下、さまざまなリスク要因を勘案し、ストレスシナリオ下でも余裕を持った財務基盤を確保し、今後の大幅な業績向上を図る見地から、約5,000億円の資本を調達いたしました。なお、繰延税金資産については、公認会計士協会会長通達の趣旨も踏まえて、より保守的なアプローチを採用、確実に回収可能と判断される額を計上しています。

平成14年度、期末にかけて当社株価が増資に伴う希薄化影響以上に下落いたしましたことは、誠に心苦しい限りです。しかしながら当社は、以上のような施策を通じて強化された財務基盤をベースに、バランスシートのクリーンアップを加速させながら、一層の収益力増強を図り、今後その実績をお示しすることで、市場の信頼を取り戻してまいる所存です。

平成15年度の経営課題への取り組み

平成15年度につきましても、銀行を取り巻く経営環境は厳しい状況が続くと予想されます。しかしながら、当社は、業績回復に向け、前年度を通じて強化された財務基盤をベースに、バランスシートのクリーンアップをさらに加速させるとともに、コストコントロール能力をより高めながら、収益力を一層向上させてまいります。

以下に当社の、当期における経営課題への具体的な取り組みと、今後の方針についてご説明いたします。

1. バランスシートのさらなるクリーンアップ

まず、バランスシートのさらなるクリーンアップを進めるべく、保有株式のさらなる圧縮と、不良債権残高の大幅削減に取り組んでまいります。

保有株式については、平成14年度に2兆円を超える保有株式の圧縮を行いましたが、平成15年度も、既に顧客企業から売却の応諾を取得している約7,000億円をはじめとして、一段と売却を進めてまいります。なお売却に際しては、従来同様、マーケットに悪影響を与えることのないよう細心の注意を払ってまいります。

不良債権処理については、平成14年度に、DCF法の適用を含めた引当率の引き上げや大口債務者の再建支援に向けての手当てを進めましたが、平成15年度は、SMBCの戦略金融部門を中心として、企業再生や最終処理への取り組みを本格化いたします。外部との協働や、産業再生機構、整理回収機構等のスキームも積極的に活用してまいります。また同行の法人部門、企業金融部門においても、債務者ごとのアクションプランの策定や不良債権処理にかかる行内評価のウェイト引き上げなどを通じて、資産の劣化防止への取り組みを一段と強化してまいります。こうして、平成16年3月末の不良債権残高を大きく削減すると同時に、クレジットコストの抑制に努めてまいります。

2. 収益力の増強

平成 14 年度は、法人取引を中心として非金利収益が堅調であったほか、市場営業収益が外貨 ALM を中心に大幅増益となったことなどから、2 年連続で業務純益 1 兆円超を確保しました。平成 15 年度は、市場営業収益を保守的に減益と予想する一方、収益性の高いビジネスモデルの確立によりマーケティング部門の収益力増強を図るとともに、ローコスト・オペレーションを徹底し、業務純益 1 兆円の確保を図る所存です。加えて、当期利益の確保・拡大を図ってまいります。

法人ビジネスにおいては、引き続き融資慣行の見直しを通じた利鞘改善に取り組む一方、中堅・中小企業向けのリスクテイク型融資商品を拡充し、増強に努めることで、貸出債権のリスクリターンを改善してまいります。平成 14 年度、リスクテイク商品につきましては、「ビジネスセレクトローン」をはじめとして 1 兆 2,000 億円を超える新規投入額を実現しましたが、平成 15 年度は、これをさらに増強するとともに、中堅企業向けの比較的金額の大きな貸出についても一層注力し、2 兆 3,000 億円の新規投入を目指してまいります。そのために「審査改革」を行い、リスクテイク体制の確立を図ってまいります。具体的には、これまで進めてまいりました、貸出にかかるリスクの計量化、ポートフォリオコントロールの高度化を背景に、リスクに応じて標準化された審査手法を適用し、審査のスピードアップ、ローコスト化を実現していきます。また、市場型間接金融への取り組みを一段と強化するなど、非金利収益の拡大にも注力してまいります。

個人ビジネスにおいては、当社グループは、投資信託・投資型年金販売、住宅ローン等の戦略分野において既に高い競争優位性を有しております。こうした分野におきましては、その強みをさらに強化する一方、コンサルティング事業など新しいビジネスモデルの確立を進めるほか、決済ファイナンスの収益事業化、および消費者ローンにおけるグループとしての推進強化にも注力してまいります。

経費削減については、平成 14 年度に、国内勘定系システムの統合を経て店舗数の大幅削減等を実現し、効率化の徹底を図ってまいりました。平成 15 年度はこうした取り組みの効果が発現してくるほか、グループ内の情報システム部門の再編、店舗・事務運営の効率化、資材調達の見直し等追加的施策によってさらなる合理化を図り、SMBC の年間経費 6,000 億円体制を当初予定より前倒しして、平成 15 年度に実現してまいります。

SMBC を含めたグループ会社間の連携は、広範に進んできております。三井住友カード(株)との間では「One's plus <ワンズプラス>」という商品において、相互のサービスを融合させており、三井住友銀リース(株)との間では、提携商品「セレクトリース」を、SMBC のビジネスサポートプラザで提供しております。また、SMBC のシステム開発機能等を(株)日本総合研究所に集中・一本化し、グループ全体のシステム開発能力の強化・効率化を進めております。これからもこうした連携を一段と進め、各社の強力な事業基盤をより活かしていくことで、グループ全体の収益力向上を図ってまいります。



取締役社長　西川　善文

終わりに

「この 2 年でいかに企業価値を高めていくか」、当社はこれをキー・コンセプトに、私どものビジネスの、さらなる発展を図ってまいります。具体的には、「バランスシートのさらなるクリーンアップ」「収益性の高いビジネスモデルの確立」、ならびに「当期利益の確保・拡大」を最優先課題として、全力で取り組んでまいります。役職員一丸となってこれまで以上にお客さまのニーズを敏感に掴み取り、より良い商品・サービスの提供に努め、そして早期に、その成果を具体的実績としてお示しすることで、市場における総合的な評価の向上、株主価値の増大を実現していく所存です。

皆さまからのなお一層のご指導、ご支援を賜りますよう、よろしくお願い申し上げます。

三井住友銀行

> www.smbc.co.jp

（株）三井住友銀行は、平成13年４月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により持株会社（株）三井住友フィナンシャルグループ（SMFG）を設立し、その子会社となりました。平成15年３月には、わかしお銀行と合併しています。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、さらには有力グループ会社群による金融サービス提供力に強みを持っています。三井住友フィナンシャルグループの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供しています。





商　　号 株式会社三井住友銀行
事業内容 銀行業務
設立年月日 平成８年６月６日
本店所在地 東京都千代田区有楽町1-1-2
頭　　取 西川　善文
従業員数 24,024名（平成15年３月末現在）
拠 点 数（平成15年６月末現在）
　国内　　1,412カ所
　（本支店466〈うち被振込専用支店28〉、出張所103、代理店2、付随業務取扱所9、無人店舗832）
　海外　　37カ所
　（支店20、出張所3、駐在員事務所14）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分を除いています。

業務内容

○ 預金業務
○ 貸出業務
○ 商品有価証券売買業務
○ 有価証券投資業務
○ 内国為替業務
○ 外国為替業務
○ 金融先物取引等の受託等業務
○ 社債受託および登録業務
○ 信託業務（資産流動化業務に関する「金銭債権の信託」等）
○ 証券投資信託の窓口販売業務　等

（単位：億円）

（連結）	平成13年3月期	平成14年3月期	平成15年3月期
経常収益	44,492	37,797	35,499
経常利益（△は経常損失）	4,946	△5,806	△4,675
当期純利益（△は当期純損失）	1,324	△4,639	△4,293
純資産額	40,130	29,126	21,425
総資産額	1,192,427	1,080,050	1,023,946

（注）1. 平成13年３月期は、さくら銀行・住友銀行両行の計数を合算して表示。
　　2. 平成14年３月期は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示。

三井住友カード

▷ www.smbc-card.com

三井住友カード(株)は、昭和42年12月、(株)住友クレジットサービスとして設立されました。

昭和43年6月に営業を開始以降、国内における『VISA』のパイオニアとして、また日本のカード業界を牽引する一員として、多くのお客さまに支持されてきました。平成13年4月、三井住友銀行の誕生に合わせ社名を『三井住友カード(株)』に改名。同年7月、さくらカード(株)のVISA・Master Card事業部門を統合し、国内最大級のカード会社となりました。平成15年2月、三井住友フィナンシャルグループに参画。今後、グループの戦略的事業会社として重要な役割を担っていきます。

私たちは、日本で、そして世界でNo.1となるよう今まで以上に『最も使いやすく、最も役に立つカード』を目指し、カード業界のリーディングカンパニーとしてお客さまへ最先端のサービスを提供していきます。


三井住友VISAカード



業務内容

○ クレジットカードに関する業務
カード発行、ショッピングサービス、加盟店向け売上精算

○ ファイナンス商品に関する業務
会員向けローン、キャッシュサービス、99サービス、リボルビング払い、分割払い、ローン保証業務等

○ 販売促進に関する業務
ギフトカード発行、会員・加盟店向け各種サービス

○ 関連業務
集金代行業務、事務受託業務（カード発行、会員に対する請求処理、加盟店に対する売上処理）

商　　号 三井住友カード株式会社
事業内容 クレジットカード業務
設立年月日 昭和42年12月26日
本社所在地 [東京本社]
東京都港区新橋5-2-10
[大阪本社]
大阪府大阪市中央区今橋4-5-15
代 表 者 栗山　道義
従業員数 1,687名（平成15年3月末現在）

（単位：億円）

	平成13年3月期	平成14年3月期	平成15年3月期
カード売上高	24,695	28,131	30,355
営業収益	1,016	1,164	1,221
営業利益	148	96	160
会員数（千人）	8,464	11,708	12,118
加盟店数（千店）	2,383	2,531	2,699

三井住友銀リース

▷ www.smbcleasing.co.jp

三井住友銀リース(株)は、大型設備投資ニーズに応えるコーポレートリースを得意としており、海外設備のリース、環境貢献型リース、インターネットを効率的に活用したネットリース、販売リースなどの多彩な商品を組み合わせたオーダーメードの提案は、高く評価されています。

また、中小企業の設備投資ニーズにスピーディーに応えるセレクトリース、パソコン等情報機器のレンタル業務などにも積極的に取り組んでいます。

技術革新や経営効率化のスピードが目覚ましい近年では、企業の経営戦略上、設備投資の有効な手段として「リース」の重要性が一層高まっており、私たちはリース業界の草分け的存在として、またリーディングカンパニーとして、さらに質の高いサービスの提供を目指します。


三井住友銀リース
SMBC LEASING COMPANY, LIMITED
what's new
contents



商　　号 三井住友銀リース株式会社
事業内容 リース業務
設立年月日 昭和43年9月2日
本社所在地 [東京本社]
東京都港区西新橋 3-9-4
[大阪本社]
大阪府大阪市中央区南船場 3-10-19
代 表 者 白賀　洋平
従業員数 1,023名 (平成15年3月末現在)

業務内容

○ コーポレートリース
企業の国内外におけるさまざまな設備投資ニーズに応えるリース

○ 販売リース・商品リース
メーカー・ディーラーの販売促進ツールとしてのリース

○ ネットリース
インターネットを効果的に活用したリース

○ セレクトリース
中小企業向けのスピーディーなリース

○ 環境貢献型リース
省エネサービス会社とのタイアップによるリース

○ オートリース
三井住友銀オートリース(株)による自動車リース

○ レンタル業務
パソコンなどの情報機器を中心とするレンタル

(単位：億円)

	平成13年3月期	平成14年3月期	平成15年3月期
リース検収高	4,095	4,436	4,664
営業収益	4,700	4,790	5,150
営業利益	164	169	204

日本総研
The Japan Research Institute, Limited

▷ www.jri.co.jp



（株）日本総合研究所は、情報システム・コンサルティング・シンクタンクの３つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。さまざまなフィールド・業種に対応した戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っており、そのなかでも、金融フィールドのシステム構築に関しては定評があります。また、経済・社会・IT情勢の変化に合わせた、国内外経済の調査分析・政策提言や経営革新・IT関連のコンサルティング活動、新たな市場や事業の創出を行うインキュベーション活動といった、多岐にわたる活動を展開しています。

なお、平成１５年４月に三井住友銀行のシステム関連機能を当社に移管・統合しており、今後、銀行システム資源・ノウハウとスケールメリットを活かし、ソリューション提供力を一段と高め、業界のトッププレイヤーを目指します。



商　　号 株式会社日本総合研究所
事業内容 システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日 平成１４年１１月１日
本社所在地 ［東京本社］東京都千代田区一番町16
［大阪本社］大阪府大阪市西区新町1-5-8
代 表 者 奥山　俊一
従業員数 2,513名（平成15年3月末現在）

業務内容

○ システム開発・情報処理業務
　情報システムの企画・構築、アウトソーシングサービス

○ コンサルティング業務
　経営革新・IT関連のコンサルティング

○ シンクタンク業務
　経済調査分析・政策提言、インキュベーション活動

（単位：億円）

	平成13年3月期	平成14年3月期	平成15年3月期
営業収益	637	674	702
営業利益	79	75	76

平成14年11月

・ポイント制　新・普通預金「One's plus ＜ワンズプラス＞」の販売開始①

平成14年12月

・三井住友フィナンシャルグループ設立

平成15年1月

・三井住友フィナンシャルグループによる優先株発行等をゴールドマン・サックス社と合意②

平成15年2月

・三井住友カード(株)、三井住友銀リース(株)、(株)日本総合研究所を100％子会社化

平成15年3月

・優先株による資本調達③
・旧三井住友銀行と旧わかしお銀行が合併④
・英国銀行現地法人の設立
・「ビジネスセレクトローン」の推進⑤

平成15年4月

・グループIT関連機能・資源の集約強化⑥

①ポイント制　新・普通預金「One's plus ＜ワンズプラス＞」の販売開始

三井住友銀行では平成14年11月より「ポイント制 新・普通預金 One's plus ＜ワンズプラス＞」の販売を開始しました。これは従来の普通預金と異なる、まったく新しい普通預金です。

1. 新・普通預金の残高が30万円以上と30万円未満で異なる2段階の金利を適用する「残高別金利型普通預金」を基本口座としており通帳発行型、不発行型のいずれかを選べます。
2. 電話・インターネット・携帯電話から24時間いつでもお取り引きができる「One's ダイレクト」をご利用いただけます。
3. お客さまの取引内容によりポイントが累積され三井住友カード「ワールドポイント」に交換でき「ワールドプレゼント」の中からお好きな商品またはVISAギフトカード等を選ぶことができます。
4. 三井住友カードローン「One's クイック」の申し込みや三井住友カードのご利用等でATMの時間外手数料105円(消費税込み)が無料になります。
5. 親密商事会社である泉友(株)等と提携のうえ不動産関連、冠婚葬祭関連の情報提供、価格割引を実施する「ライフイベントサービス」をご利用いただけます。

これらのサービスにより主要商品である「One's ダイレクト」、「三井住友VISAカード」「三井住友カードローン One's クイック」のクロスセルを推進し、お客さまとの取引拡大を図るとともに、通帳不発行型、リモート化の促進によるコスト削減に取り組んでいます。

今後、ワンズプラスではポイントによる預金、ローン金利の優遇や振込手数料の優待等、サービスの拡充に取り組み、お客さまの幅広いご要望に応えていきます。


One's plus

②三井住友フィナンシャルグループによる優先株発行等をゴールドマン・サックス社と合意

当社とザ・ゴールドマン・サックス・グループ・インク(以下、ゴールドマン・サックス社)は①ゴールドマン・サックス社が当社の転換型優先株式に投資すること、②当社がゴールドマン・サックス社の欧米顧客宛与信業務に対して信用補完を行うこと、③両者間の業務協力を幅広くすすめること、について合意しました。

1．優先株による資本調達

三井住友フィナンシャルグループは、ゴールドマン・サックス社に対し転換型優先株式1,503億円を発行。(平成15年2月8日発行済み)

- 優先配当率：年4.5％
- 転換可能期間：発行の2年後から25年後まで
- 一斉転換：発行の25年後
- その他：少なくとも2年間の譲渡禁止、ヘッジ取引禁止等

2．ゴールドマン・サックス社の与信業務に対する信用補完

三井住友銀行は、ゴールドマン・サックス社による欧米の投資適格顧客（BBB格以上）に対する信用供与取引に対してファーストリスクとして総額10億ドルの範囲内で信用補完を行い、さらにリスクの積み上がりに応じて、セカンドリスクであるメザニン（BBB格以上に相当）リスクを最大12.5億ドルまで引受。対価としてリスクに見合ったリターンを受領。

3．業務協力

三井住友銀行とゴールドマン・サックス社は、三井住友銀行の不良債権処理を中心に、ゴールドマン・サックス社のエクスパティーズを活用できる分野において、従来からの協力関係を拡大。

③優先株による資本調達

当社は転換型優先株3,450億円を発行し、海外SPV（特定目的会社）を用いたスキームを通して海外投資家向けに販売しました。

本件および上述のゴールドマン・サックス社宛優先株発行により、当社は合計4,953億円のTier I資本を調達し、潜在的リスクへの耐久力を大幅に向上させました。

(発行条件等)

- 優先配当率：年2.25％
- 発行年月日：平成15年3月12日
- 転換請求期間：平成15年4月14日～平成17年7月12日
- 強制交換：強制交換日である平成17年7月11日において、すべて当社普通株式に強制交換
- その他：当初転換価額は、平成17年7月11日(修正日)に1回だけ修正(下限あり)
  平成17年7月11日の修正日までは、原則当初転換価額で転換

④旧三井住友銀行と旧わかしお銀行が合併

両行は旧わかしお銀行を存続会社として平成15年3月17日に合併しました。

(合併の目的)

(1)スモールビジネスおよび個人向け金融機能の強化

旧わかしお銀行が築き上げてきた、高い専門性とローコストオペレーションのノウハウを強みとする独自のビジネスモデルに、旧三井住友銀行が保有するブランド力、高度な金融サービス開発力、全国規模のネットワークおよび事務・システム等の経営インフラを融合することを通じ、特に首都圏において、従来以上に高い付加価値と顧客利便性を併せ持ったスモールビジネスおよび個人向け金融サービスの提供を実現することにより、お客さまの期待にお応えします。

(2)有価証券含み損の処理による財務基盤の強化

両行は、合併による合併差益の活用によって大規模に有価証券含み損の財務処理を実施しました。今回の財務処理により約6,700億円の有価証券含み損を解消した後、保有株式の価格変動リスクをさらに圧縮していきます。そうした一連の施策を通じ、株式保有制限を前倒しで余裕をもってクリアするのみならず、銀行経営の大きな不安定化要因であった株式価格変動リスクの大幅圧縮を実現します。


SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP
100%保有
100%保有
SMBC
三井住友銀行
合併
わかしお銀行

トピックス

⑤「ビジネスセレクトローン」の推進

三井住友銀行では、中小企業のお客さま向けの貸出業務を法人部門の最注力分野として取り組んでいます。

平成14年3月より本格的に販売を開始した「ビジネスセレクトローン」は中小企業のお客さま専用の融資商品で、お客さまのニーズを踏まえ、最大5,000万円、無担保、スピード回答を特長としています。「三井住友銀行を、試してください。」というキャッチコピーで、テレビ・ラジオ・新聞等を使った大規模なマスプロモーションを実施し、優れた商品性についての認知度向上を図った結果、平成15年3月末で、17,000社以上のお客さまにご利用いただき、総貸出は累計で4,700億円を超えました。ご利用いただいているお客さまのうち、約半数が新規のお客さまで、本商品を通じた中小企業のお客さまとの新しいお取引が着実に進んでいます。

中小企業のお客さまに向けて、積極的に貸出を推進する一方で、

1. 中小企業専用のスコアリングモデルの開発
2. 貸出状況についての月次モニタリング

等により健全なポートフォリオ運営に努めています。


SMBC
中小企業経営者の皆さまへ


三井住友銀行を、
試してください。
0120-16-2310
〈受付時間〉平日9:00～17:00

平成15年2月から3月にテレビCMを実施

「ビジネスセレクトローン」は、中小企業のお客さま向け専門窓口「ビジネスサポートプラザ」でお取り扱いをしています（同プラザが設置されていないエリアは法人営業部が取り扱い）。「ビジネスサポートプラザ」は全国47カ所（平成15年3月末現在）に設置されており、約400人の専門スタッフがお客さまのさまざまなニーズにお応えしています。また、法人プロモーションオフィスがお電話での商品内容の説明や、最寄りの三井住友銀行の窓口へご案内を行っています。

今後は、この1年間の実績を踏まえ、引き続き「ビジネスセレクトローン」の商品性向上を図るとともに、ビジネスサポートプラザ・法人営業部・法人プロモーションオフィスの体制整備をさらに進め、中小企業のお客さまの事業発展に資するサービスの充実に努めます。

⑥グループIT関連機能・資源の集約強化

当社では、グループ内のさらなる効率化を推進するため、(株)日本総合研究所をグループの情報システムの中核を担う「グループIT会社」に位置付け、平成15年4月より以下のとおり情報システム部門の集約を図りました。

1. 三井住友銀行のシステム企画・開発・運用管理業務を(株)日本総合研究所に全面委託
2. (株)日本総合研究所が三井住友銀行の情報システム部門要員約500名を受け入れ、グループの開発体制を一本化
3. グループのIT発注を一元化するとともに、グループ内のシステム資源を(株)日本総合研究所へ順次集約

この体制により、グループ各社の連携がこれまで以上に容易となり、グループの提供する金融サービスを機能面でも強化することで、お客さまの多様化するニーズにお応えしていきます。

三井住友フィナンシャルグループ

□連結

(金額単位　百万円)

	平成14年度
経常収益	3,506,386
経常利益(△は経常損失)	△515,749
当期純利益(△は当期純損失)	△465,359
純資産額	2,424,074
総資産額	104,607,449
リスク管理債権残高	5,770,700
貸倒引当金残高	2,243,542
有価証券評価損益	△30,643
1株当たり純資産額(円)	106,577.05
1株当たり当期純利益 (△は1株当たり当期純損失)(円)	△84,324.98
潜在株式調整後1株当たり当期純利益(円)	—
自己資本比率(第一基準)(%)	10.10
自己資本利益率(ROE)(%)	—
株価収益率(PER)(倍)	—
従業員数(人)	42,996

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。

□単体

(金額単位　百万円)

	平成14年度
営業収益	131,519
経常利益	119,634
当期純利益	124,738
資本金	1,247,650
(発行済普通株式数)(株)	5,796,000
(発行済優先株式数)(株)	1,132,100
純資産額	3,156,086
総資産額	3,413,529
1株当たり純資産額(円)	231,899.30
1株当たり配当額	
(普通株式)(円)	3,000
(第一種優先株式)(円)	10,500
(第二種優先株式)(円)	28,500
(第三種優先株式)(円)	13,700
(第1回第四種優先株式)(円)	19,500
(第2回第四種優先株式)(円)	19,500
(第3回第四種優先株式)(円)	19,500
(第4回第四種優先株式)(円)	19,500
(第5回第四種優先株式)(円)	19,500
(第6回第四種優先株式)(円)	19,500
(第7回第四種優先株式)(円)	19,500
(第8回第四種優先株式)(円)	19,500
(第9回第四種優先株式)(円)	19,500
(第10回第四種優先株式)(円)	19,500
(第11回第四種優先株式)(円)	19,500
(第12回第四種優先株式)(円)	19,500
(第13回第四種優先株式)(円)	3,750
1株当たり当期純利益(円)	18,918.33
潜在株式調整後1株当たり当期純利益(円)	15,691.82
自己資本比率(%)	92.46
自己資本利益率(ROE)(%)	8.52
株価収益率(PER)(倍)	11.21
配当性向(%)	15.98
従業員数(人)	94

(注) 従業員は全員三井住友銀行からの出向者であります。

三井住友銀行

□連結

（金額単位　百万円）

	平成10年度		平成11年度		平成12年度		平成13年度	平成14年度
経常収益	4,817,147		5,150,418		4,449,177		3,779,702	3,549,937
経常利益（△は経常損失）	△1,653,511		373,782		494,617		△580,628	△467,509
当期純利益（△は当期純損失）	△1,048,155		124,456		132,408		△463,887	△429,387
純資産額	3,931,609		4,012,912		4,012,960		2,912,619	2,142,544
総資産額	103,988,877		102,263,112		119,242,661		108,005,001	102,394,637
リスク管理債権残高	4,107,498		3,864,758		3,256,418		6,484,367	5,683,134
貸倒引当金残高	1,934,627		1,632,687		1,268,853		2,159,649	2,201,830
有価証券の評価損益	/		1,834,215		△301,106		△495,507	△27,471
	さくら銀行	住友銀行	さくら銀行	住友銀行	さくら銀行	住友銀行		
1株当たり純資産額（円）	331.28	400.71	340.98	415.77	333.46	426.32	282.85	15,353.34
1株当たり当期純利益（△は1株当たり当期純損失）（円）	△124.72	△181.48	12.58	18.61	9.22	25.50	△84.12	△10,429.29
潜在株式調整後1株当たり当期純利益（円）	—	—	—	18.17	9.21	24.93	—	—
自己資本比率（国際統一基準）（％）	12.33	10.95	12.53	11.60	11.31	10.94	10.45	10.38
自己資本利益率（ROE）（％）	—	—	3.74	4.55	2.67	6.05	—	—
株価収益率（PER）（倍）	/	/	62.08	82.23	62.36	43.92	—	/
従業員数（人）	/	/	23,837	19,364	24,184	22,222	43,793	35,523

（注）1. 平成12年度以前はさくら銀行・住友銀行両行の計数を合算して表示しております。
2. 平成13年度は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。
3. 平成13年度以降の純資産額には、「その他有価証券」等の時価評価に伴うその他有価証券評価差額金が含まれております。
4. 有価証券の評価損益は、平成11年度以前は上場・店頭登録等時価の算出可能な有価証券の含み損益を、平成12年度以降は「その他有価証券」の時価と取得原価（または償却原価）との差額を記載しております。なお、後者のうち、株式については、期末日前1カ月の平均時価に基づいて算出しております。
5. 従業員数は、さくら銀行は平成12年度より、住友銀行は平成11年度より就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。
6. 平成14年度から、1株当たり純資産額、1株当たり当期純利益（△は1株当たり当期純損失）および潜在株式調整後1株当たり当期純利益については、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）および「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。

業務純益（除く一般貸倒引当金繰入額）【単体】


（億円）
12,000
9,000
6,000
3,000
0
6,706
7,029
8,031
11,834
11,136
平成10年度
平成11年度
平成12年度
平成13年度
平成14年度

経費（除く臨時処理分）・**経費率**【単体】


（億円）
（%）
8,000
6,000
4,000
2,000
0
60
45
30
15
0
7,789
7,276
7,001
6,701
6,470
53.7
50.7
46.6
36.2
36.7
平成10年度
平成11年度
平成12年度
平成13年度
平成14年度
経費
○ 経費率

金融再生法に基づく開示債権【単体】


（億円）
60,000
45,000
30,000
15,000
0
38,138
36,405
28,225
59,000
52,613
平成10年度
平成11年度
平成12年度
平成13年度
平成14年度

□単体

（金額単位　百万円）

	平成10年度		平成11年度		平成12年度		平成13年度	平成14年度
経常収益	3,860,838		4,112,276		3,289,556		2,791,405	2,418,024
うち信託報酬	/		/		/		/	7
業務粗利益(A)	1,449,532		1,434,480		1,503,203		1,853,515	1,760,684
経費(除く臨時処理分)(B)	778,915		727,556		700,128		670,145	647,040
経費率((B)/(A)×100)(%)	53.7		50.7		46.6		36.2	36.7
業務純益	393,104		678,662		991,670		678,811	875,511
業務純益(除く一般貸倒引当金繰入額)	670,616		702,897		803,073		1,183,369	1,113,643
経常利益(△は経常損失)	△1,495,223		336,409		359,167		△522,106	△597,188
当期純利益(△は当期純損失)	△749,438		105,935		137,835		△322,852	△478,304
純資産額	4,069,991		4,132,926		4,199,937		3,196,492	2,279,223
総資産額	98,740,013		97,648,823		113,727,498		102,082,581	97,891,161
預金残高	57,334,396		57,191,926		59,041,313		61,051,813	58,610,731
貸出金残高	66,008,121		63,298,512		61,747,880		59,928,368	57,282,365
有価証券残高	12,897,462		15,893,846		27,059,978		20,442,996	23,656,385
リスク管理債権残高	3,720,423		3,556,458		2,732,590		5,816,452	5,169,531
金融再生法に基づく開示債権	3,813,771		3,640,530		2,822,459		5,900,043	5,261,345
貸倒引当金残高	1,788,520		1,569,493		1,095,841		1,971,849	2,074,797
有価証券の評価損益	311,474		1,564,155		△429,844		△481,654	△17,857
信託財産額	/		/		/		/	166,976
信託勘定貸出金残高	/		/		/		/	35,080
信託勘定有価証券残高	/		/		/		/	—
	さくら銀行	住友銀行	さくら銀行	住友銀行	さくら銀行	住友銀行		
資本金	1,042,706	752,848	1,042,706	752,848	1,042,706	752,848	1,326,746	559,985
(発行済普通株式数)(千株)	4,083,121	3,141,062	4,117,297	3,141,062	4,118,077	3,141,062	5,709,424	54,811
(発行済優先株式数)(千株)	811,307	167,000	802,772	167,000	802,577	167,000	967,000	967
1株当たり純資産額(円)	343.09	428.35	351.38	439.23	358.43	451.35	332.02	17,846.95
1株当たり配当額								
(普通株式)(円)	7.25	6.00	6.00	6.00	6.00	6.00	4.00	19.17
(第二回優先株式)(円)	15.00	/	15.00	/	15.00	/	/	/
(第三回優先株式(第二種))(円)	0.04	/	13.70	/	13.70	/	/	/
(第1回第一種優先株式)(円)	/	0.03	/	10.50	/	10.50	10.50	10.50
(第2回第一種優先株式)(円)	/	0.08	/	28.50	/	28.50	28.50	28.50
(第五種優先株式)(円)	/	/	/	/	/	/	13.70	13.70
(第一種優先株式)(円)	/	/	/	/	/	/	/	—
(第二種優先株式)(円)	/	/	/	/	/	/	/	—
(第三種優先株式)(円)	/	/	/	/	/	/	/	—
1株当たり当期純利益 (△は1株当たり当期純損失)(円)	△97.62	△119.11	11.24	14.41	17.28	16.59	△59.20	68,437.74
潜在株式調整後1株当たり当期純利益(円)	—	—	—	14.12	17.24	16.25	—	66,527.24
配当性向(%)	—	—	53.42	41.63	34.71	36.15	—	—
自己資本比率(国際統一基準)(%)	12.38	11.94	12.50	12.46	11.91	11.80	11.50	10.49
自己資本利益率(ROE)(%)	—	—	3.23	3.32	4.86	3.72	—	—
株価収益率(PER)(倍)	/	/	69.48	106.17	33.27	67.49	—	/
従業員数(人)	16,330	14,995	14,930	12,982	12,558	12,173	22,464	19,797

（注）1. 平成12年度以前はさくら銀行・住友銀行両行の合算計数を、平成13年度は旧三井住友銀行の計数を表示しております。
2. 平成14年度の損益項目については、過年度との実質的な比較のために、旧三井住友銀行の合併前（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。ただし、1株当たり当期純利益および潜在株式調整後1株当たり当期純利益については、旧三井住友銀行の合併前の損益を含めておりません。
3. 平成13年4月1日現在の純資産額は合併により、3,772,889百万円となっております。
4. 平成13年度以降の純資産額には、「その他有価証券」等の時価評価に伴うその他有価証券評価差額金が含まれております。
5. リスク管理債権および金融再生法に基づく開示債権の定義については、168ページをご参照ください。
6. 有価証券の評価損益は、平成11年度以前は上場・店頭登録等時価の算出可能な有価証券の含み損益を、平成12年度以降は「その他有価証券」の時価と取得原価（または償却原価）との差額を記載しております。なお、後者のうち、株式については、期末日前1カ月の平均時価に基づいて算出しております。詳細は76ページをご参照ください。
7. 従業員数は、さくら銀行は平成12年度より、住友銀行は平成11年度より就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。
8. 平成12年度のさくら銀行の1株当たり配当額は、合併交付金（平成12年10月1日から平成13年3月31日に至る間の1株当たり配当金相当額）を期末配当金とみなして算出しております。また、平成14年度の1株当たり配当額は、旧三井住友銀行が三井住友フィナンシャルグループに支払った中間配当額を記載しております。
9. 平成13年度から自己株式については資本に対する控除項目とされたことから、1株当たり純資産額および1株当たり当期純利益（△は1株当たり当期純損失）については、それぞれ発行済株式数から自己株式数を控除して計算しております。また、平成14年度から、1株当たり純資産額、1株当たり当期純利益（△は1株当たり当期純損失）および潜在株式調整後1株当たり当期純利益については、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）および「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。

景気の低迷が長期化し、国内外の経済環境が不透明感を強めている現況下、「金融再生プログラム」にもあるとおり、三井住友銀行は平成16年度での不良債権比率の半減を達成すべく、バランスシートのクリーンアップに注力しています。今後も喫緊の経営課題として、取引先の再建や事業再編に集中的に取り組むため平成14年12月に発足した「戦略金融部門」を中心とし、さまざまな企業再生ノウハウや各種専門スキルを駆使し、さらにバランスシートのクリーンアップを加速させていきます。

Ⅰ．自己査定と償却・引当について

1．自己査定について

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、年2回厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています(債務者格付については27ページ参照)。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、さらに各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義

正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的·形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的·形式的な経営破綻の事実が発生している債務者

分類定義

Ⅰ分類(非分類)	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

2. 償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引落とし損失処理を行う「直接償却」と回収不能見込額を負債項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理といっています。

三井住友銀行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続の概要は下記のとおりとなっています。

償却・引当基準	
正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき将来の予想損失額を一般貸倒引当金（注1）に計上 * グループ分けは、「要管理先債権」と「その他の要注意先」に区分し、後者をさらに財務内容や与信状況等を勘案して細分化。また、大口要管理先でDCF法的手法も導入。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則貸倒償却し、Ⅲ分類の全額について個別貸倒引当金（注2）を計上
（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

三井住友銀行は平成15年3月期より大口の要管理先を主体として、ディスカウント・キャッシュフロー（DCF＝割引現在価値）法的手法を採用しております。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価格」との差額を貸倒引当金とする方法のことをいいます。このDCF法的手法の採用により、平成15年3月期の要管理先の非保全額に対する引当率は上昇し、将来の資産劣化リスクに対し十分な備えとなる水準となっています。

また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象会社においても原則として三井住友銀行と同様な償却・引当基準を採用しています。

Ⅲ．不良債権処理額について

不良債権処理額はクレジットコストともいいますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。決算書の損益計算書上は、臨時損益となります。

平成14年度の不良債権処理額は下表のとおりとなっています。

□平成15年3月期の処理実績（三井住友銀行単体）

（単位：億円）

不良債権処理額	8,364
貸出金償却	2,844
個別貸倒引当金繰入額	3,754
債権売却損失引当金繰入額	152
共同債権買取機構売却損	164
延滞債権売却損等	1,489
特定海外債権引当勘定繰入額	△39
一般貸倒引当金繰入額（注）	2,381
合計（貸倒償却引当費用）	10,745
貸倒引当金残高	20,748
部分直接償却（直接減額）実施額	9,540

（注）業務純益に計上しているベース。

□平成15年3月期の処理実績（三井住友フィナンシャルグループ連結）

（単位：億円）

貸倒償却引当費用（連結損益計算書ベース）	12,009
貸倒引当金残高	22,435
部分直接償却（直接減額）実施額	13,245

□引当金残高

（単位：億円）

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	20,748	22,435
一般貸倒引当金	11,132	11,739
個別貸倒引当金	9,500	10,580
特定海外債権引当勘定	116	116

平成14年度は、債務者区分の劣化およびオフバランス化促進に伴う費用に加えて、金融再生プログラム等の趣旨を踏まえ大口先のDCF法適用を含めた引当率の引き上げ、大口債務者支援に向けての手当てなど対応強化を図ったことにより、結果として三井住友銀行単体で1兆745億円の不良債権処理額を計上することとなりました。

今後の不良債権処理額については、不良債権の抜本的処理の進展により減少する見通しです。

Ⅲ．不良債権の開示とオフバランス化の進捗について

1．不良債権開示の概念について

不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示に当たっては、銀行法に基づくもの（リスク管理債権）と金融機能の再生のための緊急措置に関する法律に基づくもの（金融再生法開示債権）があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要およびリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分（Ⅳ分類額）を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保・保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保・保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

金融再生法に基づく開示債権とリスク管理債権の関係について



自己査定における債務者区分
金融再生法に基づく開示債権
リスク管理債権
貸出金
その他の債権
貸出金
その他の債権
破綻先
実質破綻先
破綻懸念先
要注意先
正常先
破産更生債権及びこれらに準ずる債権
危険債権
要管理債権
（正常債権）
破綻先債権
延滞債権
3カ月以上延滞債権
貸出条件緩和債権
©
Ⓐ
Ⓑ
©

2．不良債権開示額実績について

平成15年3月末の金融再生法開示債権とリスク管理債権は次頁のようになっています。オフバランス化に注力し、売却等により最終処理が進展したこと、再建・再編処理で債務者区分を上方遷移した先があったことから三井住友銀行単体としては危険債権が平成14年度3月期末比8,528億円減少した一方、破綻懸念先以下の先柄で再建・再編処理により要管理先となったものがあること等により、要管理債権が平成14年度3月期末比1,672億円増加しました。結果として不良債権開示残高としては6,590億円減少しました。

□金融再生法に基づく開示債権

（単位：億円）

	三井住友銀行単体	平成14年3月末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	5,249	+266	6,560
危険債権	21,295	△8,528	23,402
要管理債権	26,069	+1,672	28,576
小計	52,613	△6,590	58,538
正常債権	573,134	△36,009	593,305
合計	625,747	△42,599	651,843
部分直接償却（直接減額）実施額	9,540		13,245

□リスク管理債権

（単位：億円）

	三井住友銀行単体	平成14年3月末比	三井住友フィナンシャルグループ連結
破綻先債権	1,724	△247	2,014
延滞債権	23,902	△8,095	27,102
3カ月以上延滞債権	1,147	+221	1,303
貸出条件緩和債権	24,922	+1,450	27,288
合計	51,695	△6,671	57,707
部分直接償却（直接減額）実施額	9,255		12,734

□自己査定、開示および償却・引当との関係（三井住友銀行単体）

（単位：億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	Ⅱ分類	Ⅲ分類	Ⅳ分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 5,249（①）	担保・保証等により回収可能部分 5,078（㋑）		全額引当 171	全額償却（注1）	個別貸倒引当金 238（注2）	100%（注3）
破綻懸念先	危険債権 21,295（②）	担保・保証等により回収可能部分 9,594（㋺）		必要額を引当 11,701		個別貸倒引当金 9,262（注2）	79.2%（注3）
要注意先	要管理債権 26,069（③） （要管理先債権）	要管理債権中の保全部分 10,784（㋩）				一般貸倒引当金 要管理債権に対する一般貸倒引当金5,409	33.7%（注3） 21.4%（注3）
		要管理先債権以外の要注意先債権					6.0% [12.8%]（注4）
正常先	正常債権 573,134	正常先債権				一般貸倒引当金 11,132	0.2%（注4）
				特定海外債権引当勘定		116	

総計 625,747（④）	不良債権比率（Ⓐ/④） 8.4%	貸倒引当金　計	20,748
		Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金	14,909
Ⓐ=①+②+③ 52,613	Ⓒ担保・保証等により回収可能部分（㋑+㋺+㋩） 25,456	Ⓓ左記以外（Ⓐ－Ⓒ）	27,157
引当率（注5）（Ⓑ／Ⓓ）	54.9%		
保全率（（Ⓑ+Ⓒ）／Ⓐ）	76.7%		

（注1）部分直接償却（直接減額）9,540億円を含みます。

（注2）金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先67億円、破綻懸念先92億円）

（注3）「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注4）「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、［　］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注5）担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しています。

3. オフバランス化の進捗状況について

不良債権のオフバランス化とは不良債権の最終処理ともいい、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことを指します。

平成13年4月には、政府により金融と産業の一体再生を目標とする緊急経済対策が取りまとめられ、その中の具体的施策としての「不良債権の抜本的なオフバランス化」において、主要行は破綻懸念先以下の債権に区分されるに至った債権につき、平成13年度以降、既存分は2年以内、新規発生分は3年以内にオフバランス化につながる措置を講ずることを求められています。

□オフバランス化の実績（三井住友銀行単体）

（単位：億円）

	平成13年3月末 ①	平成13年度		平成14年3月末 ②	平成14年度		平成15年3月末 ③
		新規発生額	最終処理額		新規発生額	最終処理額	
破産更生等債権	5,940	1,372	△2,330	4,982	1,089	△822	5,249
危険債権	19,541	20,844	△10,562	29,823	12,933	△21,461	21,295
合　計	25,481	22,216	△12,892	34,805	14,022	△22,283	26,544
				増減（②−①）			増減（③−②）
破産更生等債権				△958			267
危険債権				10,282			△8,528
合　計				9,324			△8,261

4. 開示債権の地域別構成と業種別構成について

□開示債権の地域別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	51,120	(97.2%)	50,458	(97.6%)
海外	1,493	(2.8%)	1,237	(2.4%)
アジア	894	(1.7%)	748	(1.5%)
インドネシア	362	(0.7%)	362	(0.7%)
香港	122	(0.2%)	81	(0.2%)
インド	76	(0.1%)	51	(0.1%)
中国	27	(0.1%)	27	(0.1%)
その他	307	(0.6%)	227	(0.4%)
北米	505	(1.0%)	457	(0.9%)
中南米	78	(0.1%)	16	(0.0%)
西欧	16	(0.0%)	16	(0.0%)
東欧	—	—	—	(0.0%)
国内・海外　合計	52,613	(100.0%)	51,695	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
債務者所在国を基準に集計しています。

□開示債権の業種別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	51,120	(100.0%)	50,458	(100.0%)
製造業	2,221	(4.3%)	2,200	(4.3%)
第一次産業	46	(0.1%)	46	(0.1%)
建設業	7,217	(14.1%)	6,888	(13.6%)
運輸、情報通信、公益事業	1,357	(2.7%)	1,348	(2.7%)
卸売・小売業	5,400	(10.6%)	5,336	(10.6%)
金融・保険業	1,681	(3.3%)	1,661	(3.3%)
不動産業	20,576	(40.2%)	20,523	(40.7%)
各種サービス業	9,617	(18.8%)	9,492	(18.8%)
地方公共団体	—	(—)	—	(—)
その他	3,005	(5.9%)	2,964	(5.9%)
海外	1,493		1,237	
政府等	116		116	
金融機関	14		14	
商工業	1,363		1,107	
その他	—		—	
国内・海外　合計	52,613		51,695	

（注）1.「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
2. 第一次産業は、農業・林業・漁業および鉱業を含みます。

三井住友銀行は、平成11年3月の公的資金による優先株式発行に伴い、「経営の健全化のための計画」(以下、経営健全化計画)を策定し、業務の再構築や経営の合理化を実施し、競争力・収益力の向上に努めています。なお、三井住友銀行が受け入れていた公的資金については、株式移転により三井住友フィナンシャルグループが新たに発行する優先株式により、当社が受け入れています。

平成14年度における三井住友銀行の経営健全化計画の履行状況は、以下のとおりです。

収益計画

業務粗利益は、円金利や米ドル金利等の動向をとらえたALM運営が奏効し、トレジャリー収益が好調に推移したこと等により、1兆7,606億円と計画値（1兆5,000億円）を2,606億円上回る結果となりました。経費については、人員の削減や賞与ファンドの追加削減を実施したことに加え、国内店舗統合の早期実現や事務合理化の推進等により、6,470億円と合併した旧わかしお銀行の経費81億円合算後で計画値を30億円上回る削減を実現しました。この結果、業務純益（一般貸倒引当金繰入前）は1兆1,136億円と計画値を2,636億円上回りました。

しかしながら、①積極的な不良債権処理により貸倒償却引当費用が1兆745億円と計画値（5,000億円）を5,745億円上回ったこと、②計画策定時の想定を上回る大幅な環境悪化により株式等関係損益が6,357億円の損失と計画値（700億円の損失）を5,657億円上回ったことから当期利益は4,783億円の損失と計画値（800億円の利益）を下回る結果となりました。

今後は、バランスシートのクリーンアップによる財務基盤の強化や業務改革・リストラ等による収益力強化を通じ、公的資金の返済原資である剰余金の積み上げを図っていきます。

経営合理化

平成15年3月末の従業員数は24,024名となりましたが、わかしお銀行との合併による増加要因を控除した従業員数は23,401名と計画値（23,500名）を達成しました。

また、平成15年3月末の国内本支店数は、平成14年度中に161カ店の店舗統合を行った結果、平成14年3月末比127カ店減少の437カ店となりました。これには、①旧わかしお銀行の店舗34カ店、②1カ所に2カ店が併存する形態の共同店舗2カ店が含まれており、これらを勘案いたしますと実質的な平成15年3月末の国内本支店数は401カ店と計画値（401カ店）を達成しています。なお、2カ店の共同店舗は各々平成15年4月に統合を終了しました。

従業員数


(人)
32,000
30,000
28,000
26,000
24,000
22,000
31,325
29,298
27,142
25,027
23,401※
H 11/3
H 12/3
H 13/3
H 14/3
H 15/3

※わかしお銀行との合併による増加要因を控除しています。

国内店舗数


(店)
800
700
600
500
400
300
696
653
578
564
401※
H 11/3
H 12/3
H 13/3
H 14/3
H 15/3

※旧わかしお銀行の店舗34カ店を控除しています。
また、共同店舗2カ店を勘案しています。

当社の体制

当社では、取締役会の実効性を強化するため、社外取締役を選任するとともに、取締役会の内部に「リスク管理委員会」「報酬委員会」および「人事委員会」という３つの委員会を設けて取締役会の機能を補完していますが、それぞれ公認会計士、弁護士である２名の社外取締役には、３委員会すべての委員（報酬委員会については委員長を含む）にご就任いただいており、業務の執行から離れた客観的な立場での審議が可能な体制としています。

各委員会は取締役会の委嘱を受け、以下の事項について審議のうえ、取締役会に報告することとなっています。

○リスク管理委員会

グループ全体のリスク管理およびコンプライアンスに関する次の事項

1. リスク管理の方針および体制に関する事項
   総合的なリスク管理、信用リスク管理、市場リスク管理、流動性リスク管理、事務リスク管理およびシステムリスク管理の方針および体制を含む
2. その他経営に重大な影響を与えうる異例な事項

○報酬委員会

当社および三井住友銀行の取締役および執行役員に関する次の事項

1. 報酬および賞与に関する事項
2. ストックオプションの付与に関する事項
3. その他報酬に関する重要事項

○人事委員会

当社および三井住友銀行の取締役に関する次の事項

1. 取締役候補者の選定に関する事項
2. 役付取締役の選任および代表取締役の選任に関する事項
3. その他取締役の人事に関する重要事項

一方、グループ全体の業務執行および経営管理に関する最高意思決定機関として、取締役社長が主宰する「グループ経営会議」を設置しており、同会議は取締役社長の指名する役員によって構成されます。業務執行上の重要事項等については、グループ経営会議を構成する役員間で協議を行ったうえで、取締役社長がその採否を決定しています。

また、当社およびグループ各社の経営レベルで、グループ各社の業務計画に関する事項について意見交換・協議・報告する場として、「グループ戦略会議」を設けています。

三井住友銀行の体制

三井住友銀行では、取締役会の「経営の重要事項を決定する機能」と「業務の執行を監督する機能」のうち、特に後者を重視しており、執行役員制度を採用して「業務執行機能」を分離するとともに、取締役会の議長である取締役会長は執行役員を兼務せず、主として業務執行の監督にあたっています。

一方、業務執行については、取締役会において選任された執行役員がこれを担当しており、平成１５年６月末現在、頭取をはじめ６６名が執行役員として委任を受けています（うち１２名は取締役を兼務）。

業務執行に関する最高意思決定機関である経営会議は頭取が主宰し、頭取の指名する執行役員によって構成されます。業務執行上の重要事項等については、経営会議を構成する役員間で協議を行ったうえで、頭取がその採否を決定しています。

また、頭取は、経営会議を構成する役員の中から、本社部門に属する本店各部を担当する「担当役員」と、各業務部門を統括する「統括責任役員」とを指名し、経営会議で決定された範囲内の事項について、各々の職務分掌に基づく業務執行を委ねる体制となっています。

なお、取締役会長および頭取の諮問機関として「アドバイザリーボード」を設置し、一流企業の経営者や有力経営コンサルタント等の社外の方々から、経営全般にわたり幅広くアドバイスを頂戴しています。

内部監査体制

当社では、取締役会が株主利益の観点から業務執行を監督するのとは別に、業務執行体制内においても自ら客観的な内部監査を実施すべく、監査部を設置しています。

監査部は、当社グループの業務運営や資産の健全性の確保を図ることを目的に内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しています。また、グループ各社の内部監査機能を統括し、定例的に実施するグループ各社の内部監査実施状況のモニタリングを通じ、各社の内部管理体制の検証を行っています。これらの結果については、グループ経営会議、取締役会に対して定例的に報告を行うとともに、これらを踏まえ、監査対象拠点や関連部署・グループ各社の内部監査部署に対して、提言・指導を行っています。

三井住友銀行においても内部監査を実施するために、業務監査部門に業務監査部と資産監査部を設置しています。

業務監査部は、コンプライアンス、市場リスク・流動性リスク管理、事務リスク管理、システムリスク管理の監査を行い、また資産監査部は、格付・自己査定の正確性の検証を含む信用リスク管理の監査を行っています。

その他のグループ各社においても、内部監査の重要性の認識に基づき、内部監査部門を設置しています。


<SMFG>
株主総会
監査役・監査役会
取締役会
人事委員会
報酬委員会
リスク管理委員会
グループ戦略会議
グループ経営会議
[監査対象]
広報部
企画部
IR室
財務部
グループ事業部
IT企画部
総務部
人事部
リスク統括部
内部監査
監査部
<SMBC>
株主総会
監査役・監査役会
取締役会
モニタリング
業務監査部門
業務監査部
資産監査部
内部監査
本社部門　業務部門

三井住友フィナンシャルグループのコンプライアンス体制

三井住友フィナンシャルグループのコンプライアンス基本概念

高い公共的使命と社会的責任を担う複合金融グループとして、当社およびグループ各社では、コンプライアンス体制の強化を経営の重要課題の一つとして位置付けています。

そこで、当社およびグループ各社では、コンプライアンスに関する共通理念として、次の5項目からなる、ビジネス・エシックスを掲げ、これらを遵守していくことにより、確固たるコンプライアンス体制を構築し、もって、真に優良なグローバル企業集団の確立を目指しています。

【ビジネス・エシックス】

Ⅰ. お客さま本位の徹底
私たちは、お客さまに支持される企業集団を目指します。
そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

Ⅱ. 健全経営の堅持
私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。
そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

Ⅲ. 社会発展への貢献
私たちは、社会の健全な発展に貢献する企業集団を目指します。
そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

Ⅳ. 自由闊達な企業風土
私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。
そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

Ⅴ. コンプライアンス
私たちは、常にコンプライアンスを意識する企業集団を目指します。
そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

コンプライアンス面からのグループ管理

当社は、昨年12月の設立以来、金融持株会社として、グループ全体の業務の健全かつ適切な運営を確保する観点から、グループ会社のコンプライアンス体制等に関して、適切な指示・指導、モニタリングが行えるよう、体制を整備しています。

このような体制整備を推進していくため、当社では次のような運営を行っています。

取締役会・グループ経営会議

コンプライアンスに関する重要な決議を行うとともに、関連施策の進捗を把握し、適宜、指示を行っています。

コンプライアンス委員会

グループ全体のコンプライアンス強化等に関する事項を審議するため、コンプライアンス委員会を設置しています。

委員会には、コンプライアンス担当役員、関連部長のほか、諮問委員として、外部有識者が参加しています。

コンプライアンス・マニュアル グループ会社規則

当社では、三井住友フィナンシャルグループの一員として、グループ各社が構築すべき体制や運営のほか、当社宛協議・報告すべき事項等を規定したグループ会社規則を制定し、効率的かつ実効性のあるグループ管理を行っています。


持株会社(SMFG)
監査役
監査
取締役会
グループ経営会議
指示
報告
監査結果報告
コンプライアンス
委員会
指示
報告
指示
監査部
総務部
コンプライアンスG
監査の実施
体制整備
法務サポート
報告
モニタリング
各　部
部長：コンプライアンスの責任者
コンプライアンス・オフィサー：部長の補佐
管理
報告
管理
報告
グループ会社
三井住友銀行・三井住友カード・三井住友銀リース・日本総合研究所

三井住友銀行のコンプライアンス体制

コンプライアンス体制強化への取り組み

コンプライアンスの確保、すなわち、法令等の社会的規範を遵守することは、企業として当然のことですが、特に、銀行においては、金融機関としての公共的使命の高さと社会的責任の重さから、コンプライアンスの確保がより重要視されます。

このような認識の下、三井住友銀行では、三井住友フィナンシャルグループの基本方針を踏まえ、全役職員に、「信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動すること」を求めています。

同行では、全役職員がこのような意識の下、業務に携わり、同行の事業を伸展させることが、お客さま、社会とともに発展することにつながると考えています。

三井住友銀行のコンプライアンス体制と運営

同行では、以下の図に示したように、「各部店が自己責任において自律的に法令を遵守し、事後に独立した業務監査部門が厳正な監査を行う二元構造」を、コンプライアンス体制の基本的な枠組みとしています。

この基本的な枠組みを有効に機能させるべく、同行では、次のような運営を行っています。

コンプライアンス・マニュアルの制定

役職員が行動を選択するうえで、その目標・指針となるよう、60の行動原則からなるコンプライアンス・マニュアルを取締役会の決議をもって制定し、役職員に徹底しています。

コンプライアンス・プログラムの策定

同行および連結対象各社におけるコンプライアンス体制を有効に機能させることを目的として、年度ごとに、規程の整備や研修等、コンプライアンスに関する具体的な年間計画を取締役会で策定し、体制整備を進めています。

コンプライアンス・オフィサーの配置

各部店にコンプライアンス・オフィサーを配置し、各部店の自律的コンプライアンスの確保に努めています。

同行では以上のような運営をより確固たるものとすべく、行内の横断的組織としてコンプライアンス委員会を設置しています。

同委員会（委員長はコンプライアンス担当役員）は、行内の各種業務に関して、コンプライアンスの観点から広く検討・審議できるよう、部長17名を委員としています。加えて、その検討・審議が、公平・中立な観点から真摯に行われるよう、社外の有識者を諮問委員として迎えています。

■コンプライアンス体制の基本図


監査結果報告
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リスク管理への取り組み

リスク管理の基本的考え方

金融・経済の自由化、グローバル化、ならびにIT技術の進展等により金融機関のビジネスチャンスが拡大していく一方で、金融業務に付随するリスクはますます多様化、複雑化してきています。このような環境のなか、金融持株会社経営においては、従来にもましてリスク管理、すなわちリスクの把握とそのコントロールが重要になってきています。

当社は、グループ全体のリスク管理を行うに際しての基本的事項を「リスク管理規程」として制定しています。この中で、リスク管理の基本的な考え方として、(1) 当社がグループ全体として管理すべきリスクの種類を特定したうえで、「グループ全体のリスク管理の基本方針」を策定する、(2) 当社は、グループ各社が当社の定める「リスク管理の基本方針」に則し、適切なリスク管理態勢の整備を図るよう必要な指導を行う、(3) 当社は、グループ各社が適切にリスク管理を実施しているかをモニタリングする、と定めています。

管理すべきリスクの種類とリスク管理体制

当社は、グループ全体として管理すべきリスクの種類を(1) 信用リスク、(2) 市場リスク、(3) 流動性リスク、(4) 事務リスク、(5) システムリスクと分類し、さらにグループ各社が各々の業務状況等に応じ、管理すべきリスクの種類を特定するよう必要な指導を行います。また、管理すべきリスクの種類は随時見直し、環境変化に応じて新たに発生したリスクを管理すべきリスクとして追加することとしています。これらのリスクを総合的に管理する観点から、グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部とともに網羅的、体系的に管理しています。

さらに、リスク管理の重要性に鑑み、経営陣が「グループ全体のリスク管理の基本方針」の決定に積極的に関与する体制としています。具体的には、リスク管理の基本方針は、グループ経営会議で決裁のうえ、取締役会内に設置されている「リスク管理委員会」の審議を経て、取締役会の承認を得るというプロセスをたどります。グループ経営会議、担当役員、リスク管理担当部署等は、こうして承認された基本方針に基づいてリスク管理を行います。

一方、傘下のグループ各社では、「グループ全体のリスク管理の基本方針」を踏まえて、リスク管理体制を構築しています。例えば、三井住友銀行では、上記 (1) ～ (5) のリスクおよび決済に関するリスクについて、特にリスク管理担当部署を定め、リスクカテゴリーごとにその特性に応じた管理を実施するとともに、これらのリスクを総合的に管理する観点から、各業務部門から独立した「統合リスク管理部」を設置し、経営企画部とともに、各リスクを網羅的、体系的に管理することとしています。

■三井住友フィナンシャルグループのリスク管理体制


三井住友フィナンシャルグループ
取締役会
リスク管理委員会
監査役
外部監査
グループ経営会議
担当役員
監査部
総合的なリスク管理
企画部
リスク統括部
市場リスク
流動性リスク
信用リスク
事務リスク
システムリスク
リスク統括部
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外部監査
経営会議
市場リスク会議
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担当役員
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融資企画部担当役員
業務監査部
総合的なリスク管理
経営企画部
統合リスク管理部
市場リスク
流動性リスク
信用リスク
事務リスク
システムリスク
その他リスク
決済に関するリスク
統合リスク管理部
融資企画部
事務統括部
情報システム企画部
各所管部

また、基本方針の決定には経営陣が積極的に関与する体制としており、特に市場リスク・流動性リスクおよび信用リスクに関しては、経営会議において、経営会議役員と関連部長から構成される「市場リスク会議」、「信用リスク会議」を開催し、リスク管理に関する業務執行上の意思決定体制の強化を図っています。

リスク管理の方法

当社は、「グループ全体のリスク管理の基本方針」において、「連結ベースで管理する」、「計量化に基づく管理を行う」、「業務戦略との整合性を確保する」、「牽制体制を整備する」、「緊急時や重大な事態に備えた対応を行う」、「態勢の検証を行う」といった「リスク管理の基本原則」や「リスク管理のプロセス」を定めるとともに、グループ会社のリスク管理を適切に実施するための具体的な「運営方針」を定めています。

グループ各社においては、「グループ全体のリスク管理の基本方針」に基づき、定期的かつ必要に応じて随時、各リスクカテゴリーの管理の基本方針を見直し、適時、適切な方針にのっとって管理をしています。当社は、これをモニタリングし、必要に応じ適切に指導を行っています。

また、総合的な観点から、リスクとリターンのバランスをとった管理を実現し、かつ十分な健全性を確保するために、経営管理制度の一環として「リスク資本による管理」を実施しています。これは、信用・市場・事務・システムの各リスクについて、グループ各社の業務特性に応じ、適切かつ効果的な方法で当社の経営体力（自己資本）の範囲で資本配分を行うものです。

例えば、三井住友銀行には、信用、市場、事務・システム等の各リスクにリスク資本を配分するほか、信用、市場リスクにおいては、期中にとりうるリスク資本の最大値を「リスク資本極度」として定め、リスク管理を行っています。また、流動性リスクについては、資金ギャップおよび資金繰り計画の枠組みで管理しており、その他のリスクカテゴリーにおいてもそれぞれの特性に応じた管理を行っています。

■三井住友銀行のリスク管理の枠組みとリスクカテゴリーの関係

枠組み	カテゴリー	
リスク資本による管理	信用リスク	
	市場リスク	バンキング・トレーディングリスク
		政策投資株式リスク
		その他　市場関連リスク
	事務・システムリスク	
資金ギャップ/資金繰り計画	流動性リスク	
	その他リスク （決済に関するリスク・法務リスク等）	

信用リスク

信用リスクとは、「与信先の財務状況の悪化等のクレジットイベント（信用事由）に起因して、資産（オフバランス資産を含む）の価値が減少ないし滅失し、損失を被るリスク」をいいます。

海外向け与信については、信用リスクに隣接するリスクとして、与信先の属する国の外貨事情や政治・経済情勢等の変化により損失を被るカントリーリスクがあります。

当社では、グループ各社がその業務特性に応じた信用リスクを統合的に管理すること、個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的および経常的に管理・把握すること等の基本原則を定め、グループ全体の信用リスクの把握・管理を適切に行うとともに、管理体制の高度化を推進しています。

信用リスクは、当社が保有する最大のリスクであり、信用リスクの管理が不十分であると、リスクの顕在化に伴う多額の損失により当社の経営に甚大な影響を及ぼしかねません。

信用リスク管理の目的は、このような事態を回避すべく、信用リスクを自己資本対比許容可能な範囲内にコントロールし、当社グループ全体の資産の健全性を維持するとともに、リスクに見合った適正な収益を確保することによって、資本効率や資産効率の高い与信ポートフォリオを構築することにあります。三井住友銀行では、以下のように信用リスク管理を実施しています。

1．クレジットポリシー

三井住友銀行では、経営理念、行動規範を踏まえ与信業務の普遍的かつ基本的な理念・指針・規範等を明示した「クレジットポリシー」を制定しています。

広く役職員にこのクレジットポリシーの理解と遵守を促し、行内で徹底を図るとともに、今後改正が予定されているBIS自己資本比率規制等を踏まえたグローバルスタンダードの信用リスク管理を追求し、より付加価値の高い金融仲介サービスの提供により、株主価値の拡大や社会的貢献を果たしていくことを目指します。

2. 信用リスク評価・信用リスク計量化

個別与信あるいは与信ポートフォリオ全体の信用リスクを適切に管理するため、すべての与信に信用リスクが存在することを認識し、行内格付制度により与信先あるいは案件ごとの信用リスクの程度を適切に評価するとともに、信用リスクの計量化を行い、信用リスクを定量的に把握・管理しています。

(1) 行内格付制度

行内格付制度は、与信先の債務履行の確実性を示す指標である「債務者格付」と、債務者格付をもとに案件ごとの保証、与信期間、担保等の取引条件を勘案した、与信の回収の確実性を示す指標である「案件格付」により構成されます。また、海外については、各国の政治経済情勢、国際収支・対外債務負担状況等の分析に基づき国別の信用力の程度を示す指標である「カントリーランク」が加味されます。

なお、自己査定については債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系の整合性を確保しています。

(2) 信用リスク計量化

信用リスクの計量化とは、与信先におけるデフォルトの可能性の程度に加え、特定の与信先・業種等へのリスク集中状況、不動産・有価証券等の担保価格の変動等が損失額に与える影響も勘案のうえ、与信ポートフォリオあるいは個別与信の信用リスクの程度を推量することをいいます。

具体的な手法としては、債務者ごと、与信案件ごとに過去のデータの蓄積（データベースの構築）を行い、格付推移確率、回収率等のパラメータを設定することによって、ポートフォリオ全体の予想損失額の確率分布（どれくらいの確率でどれくらいの損失があるのか）を求め、将来の損失可能性の程度を算出しています。

■三井住友銀行の行内格付体系

債務者格付 格付	細区分	定義	自己査定債務者区分	案件格付 格付	細区分	金融再生法債権区分（国内）
				S		
1	a b c	債務履行の確実性は極めて高い水準にある。	正常先	I	a b c	正常債権
2	a b c	債務履行の確実性は高い水準にある。		II	a b c	
3	a b c	債務履行の確実性は十分にある。		III	a b c	
4	A B C	債務履行の確実性は認められるが、将来景気動向、業界環境等が大きく変化した場合、その影響を受ける可能性がある。		IV	A B C	
5	A B C	債務履行の確実性は当面問題ないが、先行き十分とは言えず、景気動向、業界環境が変化した場合、その影響を受ける可能性がある。		V	A B C	
6		債務履行は現在のところ問題ないが、業況、財務内容に不安な要素があり、将来債務履行に問題が発生する懸念がある。		VI		
7	A B R	貸出条件、履行状況に問題、業況低調ないしは不安定、財務内容に問題等、今後の管理に注意を要する。 （うち要管理先）	要注意先A 要注意先B 要管理先	VII	A B	要管理債権
8		現状、経営破綻の状況にはないが、経営難の状態にあり、経営改善計画等の進捗状況が芳しくなく、今後、経営破綻に陥る可能性が大きいと認められる。	破綻懸念先	VIII		危険債権
9		法的・形式的な経営破綻の事実は発生していないものの、深刻な経営難の状態にあり、再建の見通しがない状況にあると認められる等実質的に経営破綻に陥っている。	実質破綻先	IX		破産更生債権及びこれに準ずる債権
10		法的・形式的な経営破綻の事実が発生している。	破綻先			

また、1万回程度のシミュレーションによるポートフォリオのリスク分散効果や集中リスクの把握を行い、これらの信用リスク計量結果を業務計画の策定から個別与信のリスク評価の基準まで幅広く業務の運営に活用しています。

3．個別与信管理の枠組み

(1) 融資審査

融資にあたっては、まず、お取引先の借入返済能力や成長性を見極めるため、キャッシュフロー分析などの財務分析をはじめ、業界の動向、技術開発力や商品等の競争優位性、経営管理能力など、定量と定性の両面から総合的にお取引先の評価を行ったうえで、貸出案件ごとの資金使途、返済計画、担保条件などの妥当性を検証することにより、的確かつ厳正な与信判断に努めています。

また、従来からの融資慣行の見直しに取り組むなかで、審査プロセスの改革を進め、お客さまにとって、資金使途などに応じた貸出の条件や審査の判断基準がより分かりやすく透明性の高いものとなるように努めるとともに、融資条件が明確になるよう融資契約書の改定を進めています。

一方で、ビジネスサポートプラザでは中小企業専用の信用リスク評価モデルを活用し、融資審査プロセスを効率化した「ビジネスセレクトローン」を推進するなど、中小企業を中心にお客さまの資金ニーズに積極的かつ迅速に対応していく体制の整備に努めています。

(2) 債務者モニタリング

融資案件の審査に加えて、「債務者モニタリング制度」に基づき経常的に与信先の実態把握を行い格付・自己査定・与信方針等を見直すことで、与信実行後の問題発生の兆候をいち早くとらえ、早期の適切な対応に努めています。具体的には、与信先から新しい決算書を入手した段階で定期的に行う「決算モニタリング」と、信用状況・与信状況の変動等に応じて都度行う「経常モニタリング」を下図のプロセスにて実施しています。

4．与信ポートフォリオ管理の枠組み

個別与信の管理に加え、与信ポートフォリオとしての健全性と収益性の中長期的な維持・改善を図るため、以下を基本方針とした管理を行っています。

(1) 自己資本の範囲内での適切なリスクコントロール

自己資本対比許容可能な範囲内でリスクテイクするために、内部管理上の信用リスク資本の限度枠を設定したうえで、定期的にその遵守状況をモニタリングし、適切なリスクコントロールに努めています。

(2) 集中リスクの抑制

与信集中リスクは、顕在化した場合に銀行の自己資本を大きく毀損させる可能性があることから、過度にリスクが集中している業種向けの与信抑制、大口与信先・グループに対する与信上限ガイドラインの設定や重点的なローンレビューの実施等を行っています。

また、国別の信用力の評価に基づき、国別の与信枠を設定しカントリーリスクの管理を実施しています。

(3) リスクテイクとリスクに見合ったリターンの確保

信用リスク管理手法の高度化を背景にリスクテイク型貸金に積極的に取り組む一方で、信用リスクに見合った適正

■三井住友銀行の債務者モニタリング制度


与信先情報の整備
債務者格付・格付アウトルック・与信方針・アクションプラン・案件格付の決定フロー
「決算書の登録」「調査カードの作成・更新」
単体財務格付
連結財務格付
実態財務格付
自己査定抽出基準
非抽出
抽出
自己査定ロジック
与信状況
財務判定
定量判定
定性判定
正常先
要注意先
破綻懸念先
実質破綻先
破綻先
債務者格付の決定
格付アウトルックの判定
業績トレンド ＋ 定性的なリスクファクター
・ポジティブ
・フラット
・ネガティブ
アクションプランの策定
再建可否
基本方針
具体的行動計画
案件格付の決定
与信方針の決定
与信方針セグメント
個社別取組方針

なリターンを確保することを与信業務の大原則とし、平成14年度より標準金利体系に基づく適正な貸出利鞘への改善を進めています。このようなリスク／リターン管理の徹底を進め、信用コスト・資本コスト・経費控除後収益の改善に取り組んでいます。

(4) 問題債権の発生の抑制・圧縮

問題債権あるいは今後問題が顕在化する懸念のある債権については、さらなる劣化による損失の発生・拡大の懸念が相対的に高いため、ローンレビュー等により対応方針・アクションプランを明確化したうえで、劣化防止・正常化支援、回収・保全強化策の実施等、早期対応に努めています。

(5) アクティブ・ポートフォリオマネジメントへの取り組み

与信先とのリレーションシップを基盤にした与信採り上げ時のコントロールに加え、クレジットデリバティブや貸出債権証券化等の市場を活用した取引手法により機動的なポートフォリオコントロールに積極的に取り組んでいます。

5. 信用リスク管理体制

信用リスク管理体制としては、コーポレートスタッフ部門の融資企画部が、クレジットポリシーの制定、行内格付制度・信用リスク計量手法の企画立案、与信権限規定・稟議規定等の与信企画、不良債権管理・貸出債権の証券化を含めた与信ポートフォリオ管理等、信用リスクの管理・運営を統括しています。

コーポレートサービス部門の企業調査部は、産業・業界に関する調査や個別企業の調査等を通じ、主要与信先企業の実態把握、信用悪化懸念先の早期発見、成長企業の発掘等に努めています。

業務部門においては、部門内の各審査部が中心となって営業店とともに所管与信案件の審査、所管ポートフォリオの管理等を行っています。与信権限は、格付別の金額基準をベースとした体系とし、信用リスクの程度が大きい与信先・与信案件については審査部で重点的に審査・管理を行っています。なかでも、平成14年度に企業再生・不良債権処理の専門部隊を集約して設置した戦略金融部門は、特定の問題企業を集中的に所管して、事業再生の見極め、再生支援・オフバランス化の推進に努め、不良債権問題の早期終結に取り組んでいます。

また、各部門から独立した資産監査部が、資産内容の健全性や格付・自己査定の正確性、信用リスク管理状況等の

■三井住友銀行の信用リスク管理体制



経営会議
コーポレートスタッフ部門
各担当役員
統合リスク管理部
・統合リスク管理の統括
・リスク計量手法の企画・立案
融資企画部
・信用リスク管理の統括
・与信基本方針の企画・立案
・ポートフォリオマネジメントの企画・立案、実行、管理
業務監査部門
担当役員
資産監査部
・自己査定、格付（債務者・案件）、償却・引当結果の監査
・信用リスク管理状況の監査
コーポレートサービス部門
担当役員
企業調査部
・産業・業界動向調査
・業界主要先、大口業況注視先等の信用調査、格付修正指示
各業務部門
個人部門
法人部門
企業金融部門
国際部門
投資銀行部門
戦略金融部門
コミュニティバンキング本部
統括責任役員
本部長
審査部門
個人審査部
法人審査第一・第二部
営業審査第一部
国際審査部
米州審査部 欧州審査部
ストラクチャー審査室
東京融資業務第一部～第六部、大阪融資業務第一部～第三部、神戸融資業務部
融資第一部～第四部
融資管理部
コミュニティ融資部
個人向け与信
中堅・中小企業（一般先）
日系大企業
非日系企業 海外ストラクチャードファイナンス（東亜・国内）
非日系企業 海外ストラクチャードファイナンス（米州・欧州）
国内ストラクチャードファイナンス
中堅・中小企業（特定先）
大企業（特定先）
破綻懸念先 実質破綻先 破綻先 等
コミュニティバンキング本部与信先

監査を行い、取締役会・経営会議等に監査結果の報告を行っています。

市場リスク・流動性リスク

市場リスク・流動性リスク管理の体制

市場リスクとは、「金利・為替・株式などの相場が変動することにより、金融商品の時価が変動し、損失を被るリスク」をいいます。

流動性リスクとは、「運用と調達の期間のミスマッチや予期せぬ資金の流出により、決済に必要な資金調達に支障をきたしたり、通常より著しく高い金利での調達を余儀なくされるリスク」をいいます。

■三井住友銀行の市場リスク・流動性リスク管理体制


取締役会
経営会議
市場リスク会議
市場リスク管理
流動性リスク管理
ALM委員会
統合リスク管理部担当役員
方針
報告
監査役
外部監査
(監査法人)
業務監査部
バックオフィス
(国内および海外拠点のバックオフィス)
ミドルオフィス
(統合リスク管理部・海外拠点ミドル)
取引照合精査
モデル/新商品 認可・極度認可・管理 等
所管部
その他市場関連業務
市場業務
(市場営業部門)
フロントオフィス
国際部門
(海外店・海外子会社の資金繰り)
グループ会社の市場業務
フロント・ミドル・バック

当社では、リスク許容量の上限を設定し管理すること、リスク管理プロセスに透明性を確保すること、フロント・ミドル・バックの組織的な分離を行い、実効性の高い相互牽制機能を確保すること等を基本原則とし、グループ全体の市場リスク・流動性リスク管理の一層の向上に取り組んでいます。

三井住友銀行では、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、市場リスク会議において決定される「市場リスク・流動性リスク管理の基本方針」に基づき、市場取引を行う業務部門から独立した統合リスク管理部が市場リスク・流動性リスクを一元管理する体制を構築しています。同部は、経営陣に対して、行内の電子メールによりリスク状況を日次で報告しています。また、万が一の事務ミスや不正取引による取引情報の操作を防ぐためには、取引を行う業務部門（フロントオフィス）への牽制体制の確立が重要です。同行では、業務部門に対するチェック機能が事務部門（バックオフィス）と管理部門（ミドルオフィス）の双方から働くように配慮しています。これらのリスク管理態勢については行内の独立した業務監査部門が定例的に内部監査を実施し検証しています。

市場リスク

市場リスクを統合して管理するためにVaR（バリュー・アット・リスク）手法を用いています。VaRとは一定の確率の下で被る可能性のある予想最大損失額のことで、三井住友銀行のVaRモデルは過去１年間のデータに基づいた市場変動のシナリオを１万通り作成し、損益変動シミュレーションを行うことにより最大損失額を推定する方法（モンテカルロシミュレーション法）を採用しています。この方法は、オプションリスクを伴う商品のリスク測定に優れており、デリバティブ取引等を活発に取引するトレーディング業務のVaR算出に極めて有効な手法です。

また、市場リスクを要因別に見ると、為替変動リスク、金利変動リスク、株価変動リスク、オプションリスクなどに分類できます。これらのリスクカテゴリーごとにBPV（ベーシス・ポイント・バリュー：金利が0.01％変化したときの時価損益変化）など、各商品のリスク管理に適した指標と統合的なリスク指標であるVaRを併用してきめ細かなリスク管理を行っています。

三井住友銀行では、経営戦略に基づいて設定された市場リスク資本極度と整合的かつ保守的にVaRの総量枠（ガイドライン）を設定しています。また、VaRの値が市場

の急変などによりガイドラインを超過する恐れがある場合には、臨時ALM委員会を開催するなど、対応策を事前に協議する体制としています。さらに、市場営業部門以外が保有する政策投資株式などの市場リスク、主要子会社が保有する市場リスクについても統合リスク管理部で一元管理しており、定期的にVaRを算出し、取締役会や経営会議において経営陣に報告しています。

平成15年3月期（平成14年4月～平成15年3月）のVaRの状況は以下のとおりです。

■三井住友銀行のVaRの状況

（単位：億円）

	最大	最小	平均	期末日
トレーディング	19	8	13	17
バンキング	484	297	395	364

（保有期間1日、片側信頼区間99.0%のVaR、トレーディングは個別リスクを除き、主要連結子会社を含んでいます。）

市場はときに予想を超えた変動を起こすことがあります。このため、市場リスク管理においては、数年に一度起こるかどうかの事態を想定したシミュレーション（ストレステスト）も重要です。三井住友銀行では定期的にストレステストを行い、不測の事態に備えています。

三井住友銀行で採用している内部モデル（VaRモデル）については、定期的に監査法人の監査を受け、適正と評価されています。また、モデルから算出されたVaRと損益との関係を検証するバックテスティングを実施しています。平成14年度の特定取引勘定のバックテスティングの結果は下図のとおりです。グラフ上の斜めに走る線よりも点が下にある場合は、当日予測したVaRを上回る損失が発生したことを表しますが、その日数は1回であり、三井住友銀行のVaRモデル（片側信頼区間99.0％）が十分な精度を有していることが分かります。

■三井住友銀行のバックテスティングの状況（トレーディング）


限界損益（億円）
15
10
5
0
-5
-10
-15
-20
-25
0
5
10
15
20
25
30
VaR（億円）

また、三井住友銀行では市場リスクを統合して管理するVaRに加え、円貨バンキング勘定において、マチュリティーラダー等を利用したギャップ分析、EaR（アーニングス・アット・リスク）等の計測を実施しています。EaRとは、金利などの外部環境が不利な方向に動いた場合に、ある一定期間において一定の確率で起こる期間損益（金利差益）ベースでの予想最大変動額を示すものです。施策立案や業務計画管理については期間損益ベースで行われており、三井住友銀行ではVaR管理を補完する観点から、新規に発生する預貸金などの取り組みを勘案したうえで、モンテカルロシミュレーションにより生成した1,000通りの金利シナリオを用いてEaRを計測し、期間損益ベースのリスク量の把握を行っています。

政策投資株式の保有については、株価変動が財務に大きく影響します。三井住友銀行では、この株価変動リスクへの対応力強化が経営上の重要課題であるとの認識から、政策投資株式を自己資本等の経営体力に応じた適正規模にするとともに、株価変動リスクの適切な管理・運営に取り組んでいます。

具体的には、政策投資株式リスクの許容量に上限を設定し、遵守状況を統合リスク管理部が管理しています。

■上場株式ポートフォリオ業種別構成比率

（平成15年3月31日現在）


(%)
30
25
20
15
10
5
0
三井住友銀行のポートフォリオ
TOPIX構成銘柄
日経平均構成銘柄
水産・農林業
鉱業
建設業
食料品
繊維製品
パルプ・紙
化学
医薬品
石油・石炭製品
ゴム製品
ガラス・土石製品
鉄鋼
非鉄金属
金属製品
機械
電気機器
輸送用機器
精密機器
その他製品
電気・ガス業
陸運業
海運業
空運業
倉庫・運輸関連業
通信業
卸売業
小売業
銀行業
証券業
保険業
その他金融業
不動産業
サービス業

流動性リスク

三井住友銀行では流動性リスクについても重要なリスクの一つとして認識しており、「資金ギャップに対する極度・ガイドラインの設定」、「流動性補完体制」および「コンティンジェンシープランの策定」のリスク管理の枠組みで、短期の資金繰りにおいて市場性調達に過度に依存しないように適切な管理を行っています。

日々のリスク管理では、資金ギャップ極度・ガイドラインの管理を行うことで、流動性リスクが過度に累増することを回避しているほか、緊急時に備えて資金ギャップ極度・ガイドラインの圧縮などのアクションプランを取りまとめたコンティンジェンシープランを策定しています。また、万一の市場混乱時にも取引の遂行に支障をきたさないよう、米国債などの即時売却可能な資産の保有や緊急時借り入れ枠の設定等の調達手段を確保しており、外貨流動性の管理にも万全の体制を構築しています。

事務リスク

事務リスクとは、「役職員が正確な事務処理を怠る、あるいは事故・不正等を起こすことにより損失を被るリスク」です。

当社では、「すべての業務に事務リスクが所在する」との認識に基づき、事務リスク管理体制を整備すること、自店検査制度を整備すること、コンティンジェンシープランを策定し、事務リスク発現による損失を最小限にすること、定量的な管理を行うこと等を基本原則とし、グループ全体の事務リスク管理の高度化を推進しています。

三井住友銀行では、当社が定めるグループ全体の「リスク管理の基本原則」にのっとり、「事務管理規程」において、事務にかかる基本的指針を、「事務運営および事務処理にかかるリスクとコストを把握し、これらを適切に管理すること」「事務品質を向上させ、お客さまに対して質の高いサービスを提供すること」と定め、行内体制を整備しています。また、事務管理にかかわる基本方針の策定、重要な見直しに際しては、経営会議および取締役会の承認を得ることとしています。

さらに、本規程にのっとり、事務リスク管理の基本的指針を「事務リスク管理規則」に定めています。本規則では、行内を「事務統括部署」「事務規程所管部署」「事務運営所管部署」「事務執行部署（主に営業部店）」「内部監査所管部署」「お客さまサービス部署」の６つの部署を設置し、事務リスクを適切に管理する体制をとっています。また、事務統括部署である事務統括部内に専担のグループを設置し、グループ会社も含めた管理強化に取り組んでいます。なお、三井住友銀行では、事務リスクをリスク資本による管理の対象とし、計量化モデルによる計量結果に基づきリスク資本の配分を行っています。

システムリスク

システムリスクとは、「コンピュータシステムの停止や誤作動、不正利用等により損失を被るリスク」です。

当社では、情報技術革新を踏まえ経営戦略の一環としてシステムをとらえること、セキュリティーポリシーをはじめとした各種規程や具体的な管理基準を定めシステムリスクの極小化を図ること、またコンティンジェンシープランを策定し、発現したシステムリスクに対しても損失を最小限に抑えることを基本原則とし、システムリスク管理体制を整備し、グループ全体として適切なリスク管理を実施しています。

三井住友銀行では、具体的な管理運営方法として、金融庁「金融検査マニュアル」・(財)金融情報システムセンター（FISC）「安全対策基準」等を参考にリスク評価を実施し、リスク評価結果をもとに安全対策を強化しています。

銀行のコンピュータシステム障害によって引き起こされる社会的影響は大きく、また、最近のIT革新、ネットワークの拡充やパソコンの利用拡大等によりシステムを取り巻くリスクが多様化していること等を踏まえ、各種システム・インフラの二重化や東西コンピュータセンターによる災害対策システムの設置など、システムの安定稼働に万全を期しています。また、お客さまのプライバシー保護や情報漏洩防止のために、重要な情報の暗号化や外部からの不正アクセスを排除する対策を実施するなど万全を期しています。さらに、コンティンジェンシープランを作成し、必要に応じ訓練を実施するなど、万が一の緊急時に備えているほか、今後も、さまざまな技術の特性や利用形態に応じた万全な安全対策を講じていきます。

なお、三井住友銀行では、システムリスクをリスク資本による管理の対象とし、計量化モデルによる計量結果に基づきリスク資本の配分を行っています。

決済に関するリスク

決済に関するリスクとは、「決済が予定通りできなくなることにより損失を被るリスク」です。本リスクは、信用リスク、流動性リスク、事務リスク、システムリスク等の複数のリスクにまたがることから横断的に管理する必要があります。

三井住友銀行では事務統括部が取りまとめの部署となり、信用リスク所管部である融資企画部、流動性リスク所管部である統合リスク管理部と共同でリスク管理態勢の整備を行っています。

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個人の皆さまへのサービス

SMFGは三井住友銀行の個人部門を中心として、商品・サービスやチャネルの開発力と専門性の高い人材による相談力を最大限に活用し、個人のお客さまに対し質の高い金融サービスの提供に努めています。今後も、個人のお客さまに対する業務を最注力分野の一つと位置付け、①コンサルティングにフォーカスしたビジネスモデルの確立、②決済ファイナンスビジネスの収益構造変革、③コアビジネスの成果極大化に向けたローコストオペレーションの徹底の3点を柱として、積極的かつ効率的に業務展開を進めることによって、個人における総合金融サービス業としてのビジネスモデルと収益構造の新たなデファクトスタンダードを創造する真のリーディングカンパニーとなることを目指しています。

また、三井住友銀行では、『One's next「ひとりひとり」のこれからを提案するサービス業へ』を個人ビジネスのブランドスローガンに掲げ、お客さま一人ひとりの「これから」に対してお役に立てる『新しい価値』、すなわち安心と便利を実感していただけるサービスを提供していきます。



個人取引に特化したニューモデル店舗（三宮支店）

コンサルティングにフォーカスしたビジネスモデルの確立

三井住友銀行におけるプライベートバンキング層・資産運用層（企業オーナーやその他の資産家を中心とする、個々の資産運用ニーズに関して高度かつ公平な立場からのコンサルティングを求めている層）・資産形成層（主として勤労世帯およびその退職者を中心とする層）のお客さまに対して、経験豊富なプライベートバンカー、あるいは、ブロック・資産運用プラザ等に集約配置している専門性の高いファイナンシャル・コンサルタント、各営業店に配置しているマネーライフ・コンサルタント等を通じたコンサルティング業務を中心に、個人金融資産にかかわる運用と調達の両面において金融商品・サービスを総合的に提供しています。

このため、投資信託、投資型年金等のプロダクトの継続的充実を図るとともに、高品質のコンサルティングを支える人材開発・育成に努めていきます。さらに、提案ツールの充実やCRM*等の顧客情報システムのレベルアップ等、マーケティング・プロモーションの高度化を進めるとともに、店舗・店頭を相談業務に専念できるセールス・プロモーションの場への改革等を進めていきます。

住宅ローンについては、信用リスクに応じた適正なリターンの確保とマーケットシェア拡大の両立を目指しています。このため、リスクに応じた戦略的プライシングの導入、自動審査システムの導入による案件処理のスピードアップと精緻なリスク分析の実現等を進めていきます。また、営業店293拠点に設置しているコンサルティング業務窓口である「MCデスク」におけるライフプラン相談等を通じ、住宅ローンの借換ニーズやリフォーム、教育等の目的別ローンニーズに対するきめ細かな対応も実践しています。

*Customer Relationship Managementの略
個人のお客さまの情報を蓄積し、一人ひとりの金融ニーズやライフステージに応じた提案・セールスを実現

決済ファイナンスビジネスの収益構造変革

決済ファイナンスビジネスについては、銀行商品・サービスとクレジット・カードを核とした決済サービスの提供、グループ総合力を活かしたコンシューマー・ファイナンス事業でのマーケットシェア拡大を進めていきます。

決済サービスについては、一段の金融サービスの高度化・複合化を図る観点から、「グループ会社一体となった決済インフラの提供」というビジネスモデルを確立していくことで、お客さまの利便性向上を一段と進めるとともに、決済にかかるファイナンス機能をタイムリーに提供することにより、決済サービスの収益事業化を早期に実現していきます。例えば、平成14年11月にリリースしたポイント制新普通預金「One's plus <ワンズプラス>」をプラットフォームとして、新型カードローン「One's クイック」やクレジットカード等の主要商品のクロスセルを推進することで、三井住友銀行と三井住友カード(株)が一体となり、これまで個別に提供してきた現金決済、クレジット決済、個人のお客さま向け決済ファイナンス機能を一元的に提供しています。また、利便性のさらなる向上の観点から、既にリモートチャネルとして一定の評価を得ている「One's ダイレクト」の機能拡充はもちろんのこと、ノンバンク等とのATM提携拡大や(株)ジャパンネット銀行によるネット上での金融サービス提供等にも取り組んでいます。

一方、コンシューマー・ファイナンス事業においては、三井住友銀行、アットローン(株)、三井住友カード(株)を中心に、その他のグループ会社とも連携を強め、各社のお客さま基盤、インフラ等の強みを活用したそれぞれのビジネスモデルにより、幅広いマーケットで積極的に事業を展開しています。すなわち、銀行においては、決済インフラと一体となった新型カードローンによる決済資金の安定的供給ニーズへの対応を進めるとともに、アットローン(株)においては専業事業者としての個人信用判断ノウハウを活かした多様なお客さまへの迅速なサービス提供、三井住友カード(株)においては買物決済に付随するファイナンスニーズ等への対応と、それぞれの強みを活かしつつ相互に連携を図り、コンシューマー・ファイナンス事業を拡充し、多様化する個人のお客さまの消費行動をあらゆる面からサポートしています。

ローコストオペレーションの徹底

グループ会社各社では従来から業務効率化に積極的に取り組んでいますが、特に個人金融ビジネスにおいては、経費効率の向上が競争力の源泉であると考えています。したがって、個人金融ビジネスにおけるコアビジネスの成果極大化のため、ローコストオペレーションの徹底に向けて、一段と取り組み強化を図っていきます。

三井住友銀行の有人拠点網については、平成14年7月にシステム統合を完了し、お客さまの利便性や立地・マーケット等を勘案のうえ、立地重複店を中心に178カ店の店舗統合を実施して、国内本支店を400カ店体制とすることで店舗経費の大幅削減と店舗ネットワークの効率化を実現しました。

また、「One's ダイレクト」の機能アップやコンビニATMの積極的展開によって、コストを削減しつつ、利便性が高くかつ幅広いニーズに応じたきめ細かい顧客サービスを提供しています。このほかにも、営業店事務プロセスの抜本的効率化や外部労働力の活用によるマンパワーのコストパフォーマンス向上などを進め、お客さまへのサービスレベルを維持・向上させつつ、一層の効率化を図っていきます。



中堅・中小企業の皆さまへのサービス

SMFGは三井住友銀行の法人部門を中心に各子会社、直接出資会社のノウハウを活用し、中堅・中小企業を中心とした法人のお客さまのさまざまなニーズに応えていきます。

中堅・中小企業を中心とした法人のお客さまに対し、この一年間「円滑な資金供給を行い、金融機関本来の使命である資金仲介機能を果たすこと」「お客さまのニーズに合ったソリューション提案を行い、企業価値の向上に貢献するなかで、お客さまとのリレーションを深めること」を目標として取り組んできました。平成15年度は、より一層お客さまのお役に立つことを目指し、スピーディーかつ付加価値の高いサービスを提供し、「SMFGの法人営業ブランド」の確立に努めていきます。

円滑な資金供給と資金仲介機能を果たすために

「円滑な資金供給を行い、金融機関本来の使命である資金仲介機能」を果たし、これまで以上に強い信頼を得られるように、以下の３点をポイントとして、お客さまとの「新たな融資取引」の構築を推進してきました。

① お客さまのニーズにお応えする姿勢の徹底
② お客さまの財務内容・借入期間等を勘案したお借入金利についての説明の徹底と財務改善・業績向上アドバイスの推進
③ お客さまの融資申し込みに対する迅速な回答

この方針の下、リスクに見合ったリターンの確保を前提に積極的にリスクテイクする融資体系の構築に注力し、特に、中小企業のお客さまの資金ニーズに柔軟にお応えできるよう、全店を挙げて取り組んできました。

具体的には、中小企業のお客さまへの貸出を専門に担当するスタッフを営業店に配置し、推進体制を整備したほか、各種プロモーションを実施することで、ミドルⅡファンド(*1)、SMBC-CLO(*2)、ビジネスセレクトローン(*3)等のポートフォリオ型の貸出を積極的に推進し、中小企業のお客さま向けのビジネスモデルを確立してきました。

この結果、これらのポートフォリオ型の貸出で１年間に41,000件/1兆2,500億円の貸金を実行し、幅広く中小企業のお客さまの資金ニーズにお応えすることができました。

なかでも、「ビジネスセレクトローン」は、テレビCM・新聞広告等のマスプロモーションの効果もあり、24,000件/4,500億円の取り組み実績となりました。

また、昨年一年間の中小企業のお客さまをはじめとする新しいお客さまとのお取引も14,000社/9,800億円となりました。

(*1)ミドルⅡファンド：中小企業のお客さまのうち、一定の基準に合致したお客さまについて、最大５億円まで無担保・第三者保証不要で融資するもの。
(*2)SMBC-CLO：中小企業のお客さまのうち、一定の基準に合致したお客さまについて、債権プール型スキームによる流動化を前提に、あらかじめ定められた貸出形態で１億円を上限に無担保・第三者保証不要で融資するもの。
(*3)ビジネスセレクトローン：売上高10億円以下のお客さまを対象に、中小企業専用の信用リスク評価モデルに基づく判断により一定の基準に合致したお客さまについて、最大50百万円まで無担保・第三者保証不要で融資するもの。

お客さまの企業価値向上のために

企業価値向上のためのソリューション提案を通じ、お客さまとのリレーションを深め、お客さまに真っ先にご相談いただける銀行、ファーストコールバンク、となれるよう信頼を得ることに努めてきました。

具体的には、お客さまのさまざまなニーズに対し、各法人営業部に配置した高度な金融サービスを提供できるスタッフと本部の専門スタッフが、質の高いサービスをスピーディーに提供してきました。

この結果、国内為替取引では国内トップのシェアを確保するとともに、外国為替取引でも従来以上の取り扱いをさせていただくことができました。

また、お客さまのバランスシート面からのソリューションとしては債権流動化・シンジケーションを、損益計算書面からのソリューションとしてはビジネスマッチングやM＆A・海外進出支援を提案させていただきましたが、これ

らのソリューションをより一層強化するために、専門担当チームや専門部を新設し体制面を整備したこともあり、数多くのお客さまにご利用していただくことができました。

特に、シンジケーションについては、新たな資金調達の方法としてお客さまにご理解いただき、平成14年度実績を大幅に上回るご契約をいただくことができたほか、大和証券SMBC(株)と協働で推進したM＆A等事業再編ニーズについても高い評価をいただきました。

また、中国関係ビジネスをサポートするため開催した中国セミナー（年間23回　1,600社参加）や、SMBCコンサルティング(株)主催で開催した大商談会（年間3回1,700社参加）は、いずれも多くのお客さまから高い評価をいただきました。

さらなるお客さまの信頼を得るために

平成15年度も、引き続きお客さまの信頼にお応えし、リレーションを深めていくことを目標に、さらに積極的な融資姿勢を全店にわたり徹底していくとともに、お客さまのさまざまなニーズにクイックレスポンスで付加価値の高いサービスの提供に努めていきます。

一定の条件を満たすお客さまに対する貸出については、定型的審査のみで融資の可否を判断していますが、この範囲を拡大して、よりスピーディーに対応できるように、営業店へ権限委譲していきます。

また、ポートフォリオ管理型の外為取引を開始するほか、株式公開志向のお客さまの事業拡大を積極的に支援していく等、中小企業のお客さまのさまざまなニーズにお応えしていきます。

一方、お客さまの企業価値向上のためのソリューション提案についても、引き続き注力していきます。

独立法人化、民営化が進む公共法人マーケットについては、プロジェクトチームを組成してソリューションの取り組みを強化していくほか、好評を得たビジネスマッチングについては、地域別・テーマ別に回数を増やしていく予定です。

資金調達の一形態として定着化してきたシンジケーションについても、三井住友銀行が他行に先駆けて推進しているデットIR*への取り組みを通じ調達間口を拡大し、お客さまが円滑かつ安定的な資金調達ができるようサポートしていきます。

また、お客さまの決済関係合理化のため、インターネット対応した為替EB商品として「パソコンバンクWeb21」を他行に先駆けてリリースする一方、貿易取引の電子化を可能にした「Global e-Tradeサービス」を提案していきます。

これらの取り組みを通じて、SMFGのソリューション営業に対するご評価をいただき、一層のお取引の深耕を得られるよう注力していきます。

* 債権者(取引銀行や社債投資家等)あるいは格付機関に対して行うIR活動





大企業の皆さまへのサービス

SMFGは、三井住友銀行の企業金融部門を中心に先進的大企業とそのグループ会社に対しさまざまなサービスを提供しています。お客さまの経営･財務面の課題･戦略は多岐にわたっています。SMFGが有する総合的な金融サービスを結集して、お客さまにとっての最適なソリューションを提供することが私どものミッションです。

三井住友銀行の各営業部（東京・名古屋・大阪）や投資銀行部門、大和証券SMBC(株)・(株)日本総合研究所等のグループ企業･関連会社は、一体となって知恵を出し合い、お客さまの企業価値向上に最適な提案と確実なお取引の実行に努めています。

【前年度の成果】

SMFGの既存商品・サービスからお客さまのニーズを考える、いわゆるプロダクトアウト的発想を転換し、お客さまの抱えるニーズに対してハンドメイドの対応を行う、いわばマーケットインのアプローチを強く推し進めてきました。

金融ソリューション

その中心の一つは、お客さまのバランスシートマネジメントをお手伝いする金融ソリューションです。企業の近時の財務戦略は国際的にも信任され、またどんな環境でも収益を上げうる強い財務バランスを構築することにあります。そのためにお客さまの資産・負債両面からのすべての項目についてお客さまと議論し、アセット・ファイナンス、流動化・証券化等のオフバランス化、リスクヘッジ等の手法を用意して、お客さま固有のニーズにきめ細かに対応してきました。

事業ソリューション

もう一つの柱が事業ソリューションです。企業価値の一段の向上のために、事業の成長性・本業とのシナジー等、さまざまな要素を多面的に検討し、仮説を立て、お客さまとの議論を踏まえて、M&A&D(merger & acquisition & divestiture)やバイアウト等、SMFGの持つ多様なリソースを積極的に活用しながら、お客さまにとっての最適な事業ポートフォリオを構築することに注力してきました。

【今後の取り組み】

わが国の経済動向や、企業の経営環境は目まぐるしく変化しています。この変化に即応し、タイムリーな金融サービスを提供することによって、お客さまに満足していただけるよう、サービス・プロダクツの一層の充実を図っていきます。

金融ソリューション・事業ソリューションの高度化

企業のバランスシートマネジメント・事業再構築に関するニーズは引き続き強いものがあります。複雑・高度化するニーズにも対応できるよう、ノウハウの充実に注力し、最適なソリューションの提供を心掛けていきます。

調達手法多様化への対応

企業の資金需要は総体としては低迷していますが、一部に前向きな需要も出てきています。これに対応するため、市場型間接金融を中核に据え、シンジケーション等多種多様な資金調達手法を提供していきます。

リスクヘッジ手法の提供

SMFGが蓄積してきた膨大なリスクデータをもとに、お客さま企業の抱える信用リスクをはじめさまざまなリスクをマネージし、ヘッジする手法を提供していきます。

決済関連各種ノウハウの提供

中国をはじめとする海外事業展開のサポート、現地での資金管理や効率的な資金運用ツールの提供、企業の会計システムとの連動、決済業務のコンサルティングサポート、事務の受託、SMFGの持つ各種管理ノウハウの提供といった、広い意味でのキャッシュ・マネジメント・サービス(CMS)を積極的に展開します。

地域の皆さまに密着したサービス

平成15年3月17日、旧三井住友銀行と旧わかしお銀行との合併に伴い、新・三井住友銀行に新たにコミュニティバンキング本部を設置しました。

SMFGは三井住友銀行のコミュニティバンキング本部を中心に旧わかしお銀行のノウハウを活かし、地域に密着したきめ細かな金融サービスをさらに拡充していきます。

＊コミュニティバンキング本部は、旧わかしお銀行の店舗34カ所(東京都を中心とした首都圏に集中)を所管。

【前年度の成果】

旧わかしお銀行は、地域の皆さまに貢献することを最大の使命として、地元の中小企業や個人のお客さまに、便利で質の高い金融サービスの提供に努めてきました。

<ビジネスクイックローンの推進>

平成14年10月には、従来取り扱ってきたビジネスローン「ビジネスサポート」をよりご利用しやすい内容に商品改定し、大型ビジネスローン「ビジネスクイックローン」として発売を開始しました。平成15年3月には、同商品の融資限度額を30百万円から50百万円まで引き上げを図り、発売後6カ月間で、929件/175億円の取り扱い実績となりました。なお、その約5割は新規のお客さまでのお取り扱いとなっています。

<わかしおビジネスクラブの創設>

平成14年11月、SMBCコンサルティング(株)と連携し、事業経営者向けの会員組織である「わかしおビジネスクラブ」を創設しました。会員の皆さまには、ホームページを通じた各種経営情報の提供や、経営コンサルティングサービスなど、事業経営者の多様な経営課題に応えるサービスを用意しています。

<個人向け商品・サービスの拡充>

旧三井住友銀行とのATM相互開放に加え、郵便局とのATM提携など、便利なサービスの提供を行ってきました。また、個人のお客さま向けの商品として、平成14年10月から、投資型年金の取り扱いを開始しています。

<店舗ネットワークの拡充>

お客さまのさらなる利便性向上を図るために、店舗ネットワークの拡大に取り組んできました。平成14年7月には、旧深川支店（現深川森下支店、東京都江東区）を都営新宿線·大江戸線森下駅前に移転し、平成14年10月には、西五反田支店（東京都品川区）を新設しました。西五反田支店は、法人戦略店舗として、同地区の中堅·中小企業および個人事業主の皆さまに、ヒューマンタッチな温かみのある営業と、質の高い金融サービスの提供に努めています。

【今後の取り組み】

旧わかしお銀行が「都市型コミュニティバンク」として築き上げてきたヒューマンタッチな地域密着型サービスを核としたビジネスモデルに、三井住友銀行の経営インフラを融合させることにより、お客さまにこれまで以上に高い付加価値と利便性を提供し、コミュニティバンキング本部を中心として、各種ご要望にきめ細かくお応えしていきます。



国際ビジネス

SMFGの国際ビジネスは三井住友銀行の国際部門を中心に、国外の日系・非日系企業、金融機関、各国政府・公営企業等、ならびに国内グローバル外資企業に対するサービスを提供しています。

【前年度の成果】

(1) 資産効率の改善と資産を利用しない業務への一段の注力

CMS、クリアリング、カストディ、為替等、資産を用いない業務に戦略的に資源を投入することで、お客さまの幅広い資金関連ニーズに応えつつ、SMFG全体としての資産効率向上に貢献してきました。

(2) ライアビリティ業務の取り組み強化

安定的な資金調達を図るべく、市場営業部門との連携による預金基盤の拡大、特にアジアにおけるCMS業務の拡大による預金増加を中心としたライアビリティ業務に注力しました。

(3) ライトサイジングの徹底

さらなる人員合理化と業務ラインの徹底的な見直しを行うとともに、サービスの質の維持・向上を進めました。特に中国関連の業務については国内・海外での支援体制を新たに確立し、本邦企業の中国進出にかかるサポートを充実させました。また平成15年3月には、欧州地域での効率的一体運営を一段と推進すべく、三井住友銀行100％子会社として欧州三井住友銀行を発足させました。

SMFGにとって平成14年度は、発足初年度として、規模の追求や拠点重視といった従来のパラダイムを見直し、より合理的・戦略的な国際ビジネスの展開を本格的に開始した、いわば「改革元年」であったということができます。

【今後の取り組み】

(1) 国内外の連携による日本のお客さまへのきめ細かいサービス提供

アジアでは、特に近年発展目覚ましい中国に関連して、進出企業のお客さまに対し、現地情報の提供、現地での資金調達や地場の金融機関とのお取引のサポート、中国内外の決済等のサービスを、三井住友銀行に新設した中国業務推進室と中国拠点、(株)日本総合研究所、三井住友銀リース(株)との緊密な連携により提供します。また国内のグローバル外資企業を担当する三井住友銀行の国際法人営業部と海外拠点（欧州・米州）との連携強化により、非日系企業のお客さまに、日本・アジアにおけるビジネスのサポート等、地理的制約を受けないきめ細かいサービス提供を実施していきます。

(2) 各種金融関連サービスの積極的推進

CMS、トレードファイナンス、証券サービスといった、各種金融サービスを積極的に推進していきます。CMSについては新しいプロダクツ・サービスの導入、地場銀行との提携活用により、引き続き質の高いサービスを提供します。トレードファイナンスにおいては総合的な外為取引WEBサービスを開始、証券サービスにおいては証券決済制度改革に対応する最適なソリューションを国内外の機関投資家あてに提供、従来型のカストディ業務を超えた総合的証券関連ビジネスを確立していきます。

(3) 与信関連サービスの見直し

貸出等の与信業務（クレジットビジネス）はSMFGの重要な収益源であることに変わりありません。資産効率を向上させつつ、クレジットビジネスを推進するために、与信審査・管理能力を高め、業務のあり方を見直すことで、与信関連サービスの幅を広げていきます。また欧米の非日系企業向け貸出についてはゴールドマン・サックス社との提携等も活用し、効率的運営を行っていきます。

国際ビジネスにおける今後の戦略として、米州・欧州・アジアの各地域ごとに業務戦略を明確化したうえで、日本との関係、すなわち日本から海外へ、海外から日本へ進出する企業のお客さまに関連するビジネスをてことして、引き続きアセットに依存しない形でのサービスの確立を追求していきます。その際、一層充実したサービスの提供に向け、SMFGグループ各社間の協働や、個別サービスでの海外金融機関との業務提携を進めていきます。

【お客さまとの市場性取引】

SMFGは三井住友銀行の市場営業部門において、国内外の資金・為替・債券・デリバティブマーケットでの取引を通じ、お客さまの市場性取引ニーズを徹底的に追求し、より付加価値の高い商品・サービスの提供に努めています。特に平成14年度は、お客さまの利便性・満足度を飛躍的に向上させるべく、システム開発や新商品の取扱い拡充、取引体制の整備等を積極的に実施しました。

＜i-Deal＞

お客さまの利便性向上に向けて、パソコンからインターネットを通じて、簡単な操作でスピーディーに為替予約締結を可能とするインターネットディーリングシステム、「i-Deal」(アイディール)の提供を開始しました。i-Dealには単なる約定機能のみならず、マーケット情報の提供やお客さまの業務の効率化といった面においても役立つ豊富な付随機能が盛り込まれています。取り扱い開始わずか半年で、既に3,000社のお客さまとご契約いただき、その使いやすさには高い評価を受けています。

＜アジアにおけるセールス体制の強化＞

アジアにおけるお客さまとの資金・為替・デリバティブ取引をフルサポートするため、当初、東京・香港・シンガポールにセールス担当者を配置し、さまざまな情報や的確なアドバイスをボーダレスに提供しつつ、必要な取引に迅速に対応できる体制を整えました。その後、お客さまからのご要望が多かったバンコックにおいても、セールス担当者の配置を実施しています。

今後とも、市場性取引における業界最高水準のサービス提供を目指し、最新の金融技術や情報システムの導入、市場調査能力の向上などに注力するとともに、コンプライアンス面の拡充や事務体制の強化などインフラ面の整備にも取り組みます。

【ALM・トレーディング業務】

三井住友銀行の市場営業部門では、ALMとトレーディング業務を通じて、銀行の抱える市場リスク、流動性リスクの適切なコントロールを実施するとともに、各種裁定取引機会を捕らえたオペレーションを行うことで収益の極大化を図っています。

＜平成14年度の業績＞

円貨・外貨のALM業務、トレーディング業務においては、市場リスク、流動性リスクの顕在化に注意を払いつつ、内外相場動向をとらえたダイナミックなオペレーションにより、平成13年度を上回る過去最高益を達成しました。

今後とも、大胆かつ細心なポジション運営に加え、お客さまとの取引推進、新しい収益ソースの開拓のほか、成果・実力主義による豊富な人材の活用、リスク管理体制の強化などにより、高水準の安定的な収益確保を目指していきます。また、SMFGグループ各社とのALMの観点からの協働促進を行っていきます。



SMFGの投資銀行業務には、法人のお客さまに対する資金調達手段の提供やM＆A・証券化といった多様な金融ソリューションの提供、投資信託や年金等の資産運用商品の提供があります。法人のお客さまが、財務戦略、事業戦略を展開される際の各種ニーズに対し、三井住友銀行の投資銀行部門、大和証券SMBC(株)をはじめとするグループ金融会社のノウハウを結集し、最良の金融ソリューションをご提案、お客さまにご満足いただけるよう努めております。

【前年度の成果】

平成14年度は、シンジケーション業務において、お客さまの積極的な情報開示をデットIRの開催によりサポートすることで円滑な資金調達を実現するなど、新しい試みにも積極的に取り組んできました。この結果、三井住友銀行による国内シンジケーションの組成件数は349件（前年比157件増加)、金額は4兆5千億円（同9千億円増加）と大きく増加しました。私募債業務についても、取り扱い件数は2,227件、発行金額は7,400億円となり、ともに前年比3倍以上となる高い成長を遂げました。

SMFGの出資会社である大和証券SMBC(株)においては、従来からの強みである債券、株式の各マーケットにおいて、普通社債(含む銀行・証券)主幹事リーグテーブルで第1位を獲得したほか、新規公開株式、既公開株式主幹事リーグテーブルで第2位を獲得しました。また、国内M&Aリーグテーブルでも第2位へ躍進(昨年は第10位)* しています。資産運用業務については、SMFGの出資会社である大和住銀投信投資顧問(株)が運用委託機関の年金顧客評価調査において2年連続して(運用能力総合評価)第1位 ** を獲得するなど、幅広い業務においてグループ金融力のプレゼンスを高めることができました。

また、平成14年12月にさくら投信投資顧問(株)と三井・住友金融グループ各社の資産運用子会社4社が合併し三井住友アセットマネジメント(株)が発足、平成15年4月には明光ナショナル証券(株)とさくらフレンド証券(株)が合併しSMBCフレンド証券(株)が誕生、グループ経営における効率化の観点からも進展がありました。

SMFG内の連携の観点からは、平成14年11月以降、三井住友銀行は明光ナショナル証券(株)とさくらフレンド証券(株)(現SMBCフレンド証券(株))、そしてディーエルジェイディレクト・エスエフジー証券(株)との共同店舗を開設しています。

【今後の取り組み】

平成15年度においては、平成14年度に引き続き、グループ金融力を結集して、投資銀行業務を推進していきます。特に、大和証券SMBC(株)と三井住友銀行が連携してご提供する先端金融サービスは、お客さまのビジネスのご成功をお手伝いできるものと確信しています。

事業再編の分野においては、幅広い情報網をフルに活用し、M＆A等付加価値の高いご提案を実施します。お客さまの資金調達に際しては、デットIRの活用など常に新しい視点でサービスを考え、シンジケーションの活用をご提案、調達先の多様化と対銀行取引のイノベーションの成果を、より多くのお客さまに享受いただけるよう努めていきます。また、平成15年4月に三井住友銀行が本邦初となる特許権の流動化のアドバイザーを務めるなど、新たな金融サービスへの取り組みを積極的に実践、MBO、DIPファイナンス、三井住友銀行における信託業務等、タイムリーな金融サービスの提供に努めていきます。

* トムソンファイナンシャル2002年プレスリリース「公表案件アドバイザリーランキング」より
** 『年金情報』（R＆I発行　2002.11.18号）



企業再生ビジネス

SMFGは三井住友銀行の戦略金融部門を中心として、企業再生ビジネスに積極的に取り組んでいきます。

【前年度の成果】

戦略金融部門は、取引先企業の再建や事業再編に集中的に取り組むため、既存の関連各部署を次のとおり集約して平成14年12月に設置された新しい部門です。

①融資管理部（コーポレートサービス部門より移管）

②東京融資業務第一部～第六部、大阪融資業務第一部～第三部、神戸融資業務部（法人部門より移管）

③融資第一部～第四部（企業金融部門より移管）

（表記は平成15年6月の部門内組織変更実施後のもの）

上記各部を支援するスタッフとして当部門に新設された「戦略金融統括部」には、資産流動化や企業組織再編、企業再生ファンド組成等、企業再生にかかわるノウハウや、会計・法務等の専門スキルを有する人材を行内横断的に集めました。

SMBCの金融再生法に基づく開示債権（国内）の約8割は当部門所管です。

当部門として最初の案件は、日本リバイバルファンドの立ち上げでした。これは、金融機関等からの債権購入や対象企業へのエクイティ投資等を行う、いわゆる企業再生ファンドを(株)東京三菱銀行および地銀13行とともに立ち上げ、平成14年下期より投資活動を開始したものです。

また、SMBCの不良債権流動化実績は、平成13年度4,674億円に対し、平成14年度1兆1,245億円（うち下期9,311億円）と、当部門設置以来オフバランス化を加速しました。

【今後の取り組み】

今後は、投資銀行的手法を採り入れつつ、また、産業再生機構や整理回収機構等の政府系機関や外資、プロパティマネジメント会社その他外部専門家の有効活用も図りながら、取引先企業の再建や事業再編に一段と力を注ぐとともに、不良債権の最終処理（オフバランス化）に向けて積極的に取り組み、新BIS規制導入を見据えた銀行の与信ポートフォリオ改善の早期実現を目指します。

企業再生の可能性を最大限に追求するべく知恵を絞っていく場は、一面ではぎりぎりの情勢判断を迫られる厳しさがありますが、反面、M＆Aをはじめ、新しいビジネスチャンスやそれを活かすノウハウの宝庫でもあります。また、貸出債権流動化、不動産証券化や企業再生ファンド組成等の動きは、将来のわが国金融市場のさらに大きな構造変化につながりうるものです。SMFGとして、産業構造の変化のなかで、将来に向けて自らのビジネスを改めてとらえ直していく見地からも、これらの新しい動きに積極的にかかわっていきたいと考えます。



当社およびグループ会社は、環境問題を重要な経営課題と認識し、活動の基本方針として「グループ環境方針」を定めています。また、「グループ環境委員会」を設置し、各社連携した環境活動を推進します。

『グループ環境方針』

<基本理念>

当社グループは、「持続可能な社会」の実現を重要課題のひとつであると認識し、地球環境保全と企業調和のため継続的な取り組みを行い、社会・経済に貢献します。

<グループ環境方針>

◇ 地球環境の維持向上に貢献できる商品・情報・ソリューションの提供を通じてお客さまの環境問題への対応をご支援します。
◇ 環境に関するリスクを認識し、当社および社会全体の環境リスク低減を図ります。
◇ 省資源、省エネルギー、廃棄物の削減などの取り組みを通じ、社会的責任の履行を果たします。
◇ 環境関連法令・規則等を遵守します。
◇ 環境に関する情報を開示し、社内外との対話を通じて環境保全活動の継続的な改善を図ります。
◇ 本方針の社員への徹底と社内教育に努めます。
◇ 「環境経営」を積極的、かつ効果的に実践するために、各事業年度に目的・目標を設定し、それらの見直しを行い、取り組みの継続的な改善に努めます。
◇ 本方針は、当社ホームページ等で公表し、外部からの要請があれば配付を行います。

平成15年6月1日

株式会社　三井住友フィナンシャルグループ

社長　西川　善文

『グループ環境委員会』


<環境委員長>
SMFG役員
<統括セクション>
SMFG/広報部
<グループ環境委員会>
○環境委員会メンバー
□三井住友フィナンシャルグループ
□三井住友銀行
□三井住友カード
□三井住友銀リース
□日本総合研究所
○グループ環境戦略アドバイザー
□日本総合研究所（創発戦略センター）

<当社およびグループ会社の活動内容>

『環境セミナー』の開催

平成15年3月4日に各社のお客さま約500名に参加していただき、第1回SMFG「環境セミナー」を開催しました。



（SMBC大手町本部でのセミナー風景）

□環境問題で金融機関に望むこと


情報提供 73%
融資業務 10%
環境コンサル 9%
エコファンド等 8%

セミナー参加者アンケート結果より

環境情報誌「SAFE」の発行

環境に関するさまざまな情報を提供しています(隔月発行)。

創刊日：平成8年4月（平成15年5月現在42号）

発行元：三井住友フィナンシャルグループ　広報部

発行部数：約4,000部

内　容：環境先進企業へのトップインタビュー他

＊本誌は当社ホームページでもご覧いただけます。


SAFE 2003 5

三井住友海上火災保険株式会社

vol.42

UNEP（国連環境計画）「環境と持続可能な発展に関する金融機関声明」への署名

当社は、UNEPの環境声明に署名し、平成15年10月に東京で開催される「UNEP年次会議」への協力を行っています。

＊UNEP (United Nations Environment Programme：国連環境計画）は、1972年に設立された国連の環境専門機関で、金融機関の環境保全活動に関する宣誓書として「環境と持続可能な発展に関する金融機関声明」を制定。現在46カ国190機関が署名。

ISO14001 認証

三井住友銀行と(株)日本総合研究所では、環境マネジメントシステムの国際規格(ISO14001)の認証を取得しています。


環境マネジメントシステム登録証

(認証範囲)

本店、大阪本店、大手町本部、神戸本部


環境マネジメントシステム

登録証

(認証範囲)

名古屋、札幌を除く全事業所

当社グループ会社では、社会とともに歩み発展する企業を目指し、さまざまな社会貢献活動に取り組んでいます。

福祉活動

豊かな社会の実現に貢献するための福祉活動を行っています。

三井住友銀行ボランティア基金

有志役職員の給与から毎月一律100円を天引きし、災害や経済的困難等にかかわる援助を行うボランティア団体等への寄付を行っています。平成14年度は、11団体への寄付を実施しました。


カンボジアの子どもたち

＜平成14年度の主な寄付先＞

・カンボジアの小学校への机・椅子・学習用品の寄贈
・ハイチ共和国の保健センター運営費用
・アフガニスタンの難民児童の教育支援費用

書き損じハガキ、未使用テレホンカードの寄贈

三井住友銀行では、社員から「書き損じハガキ」「未使用テレホンカード」を募集し、ボランティア団体に寄贈しています。

使用済み切手、使用済みプリペイドカードの寄贈

三井住友カード（株）では、社員から「使用済み切手」「使用済みプリペイドカード」を募集し、ボランティア団体に寄贈しています。

国際協力

国際社会の発展に貢献する活動を行っています。

ユニセフ（国連児童基金）への支援

＊ 三井住友銀行では、国内本支店（有人店舗）などの店頭に外国コイン募金箱を設置し、通貨別に仕分けしてユニセフに送っています。また、普通預金の利息を寄付していただく「ユニセフ愛の口座」を取り扱い、お客さまと同額の寄付を行っています。

＊ 三井住友カード（株）では、VISAジャパン協会の会員向けポイントサービス「ワールドプレゼント」を通じて、カード会員の方からの寄付金を毎年日本ユニセフ協会へ寄付しています。また、「ユニセフVISAカード」や「赤い羽根VISAカード」など社会貢献型カードを発行し、各団体の活動資金として、カード利用額の一部を寄付・還元することで、よりよい社会づくりに貢献しています。

社員制服の海外寄贈

三井住友カード（株）では、社員の制服廃止に伴い、約1,100人分（約4,400着）の制服をボランティア団体「マザーランド・アカデミー」を通じて、リベリア・マリ等衣料不足に苦しむ国々に寄贈しました。

SMBC GLOBAL FOUNDATION

アジアの大学生への奨学金の支給などを目的に設立された同財団は、タイ、中国、インドネシア、シンガポール等で助成活動を行っています。現在は教育関係支援に加え、米国地域貢献などに活動を広げています。

三井住友銀行国際協力財団

開発途上地域の経済発展に資する人材の育成および国際交流を目的とし、アジアの留学生への奨学金支給や発展途上国に関する研究機関・研究者への助成を行っています。

社員のボランティア活動支援

社員自らが行うボランティア活動を支援しています。

三井住友銀行ボランティアスタッフＹＵＩ（ゆい）

社員有志で構成するボランティア組織「YUI」は、社内外のさまざまな人とのつながりを大切にしたいという気持ちを込めて積極的な活動を行っています。平成14年度は、聴覚障害児へのＰＣ教室の開催、バザーや映画の自主上映会の開催に伴う売上金の寄付などを実施しました。

手話講習会の開催

三井住友銀行では、聴覚障害の方への理解と円滑なコミュニケーション手段の習得を目的に、手話講習会を開催しています。受講した社員は、窓口での活用やボランティア活動に取り組むなど、講習会の成果を活かしています。


手話講習会の様子

ボランティア体験講座の開催

三井住友銀行では、視覚障害の擬似体験など、業務後や休日を利用して気軽に参加できる体験講座を開催しています。また、ボランティア活動に関する各種情報を社員に案内し、積極的な参加を呼びかけています。

地域クリーンアップへの参加

三井住友銀リース（株）では、大阪本社の社員が自主的かつ継続的に御堂筋の早朝清掃を続けるなど、地域の美化に貢献しています。平成14年8月には国土交通省近畿地方整備局長より感謝状をいただきました。

(資料編)

CONTENTS

コーポレートデータ

SMFG
概況 …… 48
役員 …… 49
組織図 …… 49
SMBC
概況 …… 50
役員 …… 51
組織図 …… 52

SMFG・SMBC主な連結子会社・関連会社 …… 54
SMBCネットワーク …… 57
SMFG・SMBC主要な事業の内容 …… 70

業績および財務データ …… 71

三井住友フィナンシャルグループの概況 (平成15年3月31日現在)

(□は連結子会社、○は持分法適用会社)

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

<国内>
- □株式会社三井住友銀行
- □株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
- □株式会社関西銀行(大阪証券取引所市場第一部上場)
- □株式会社ジャパンネット銀行(インターネット専業銀行)
- □エスエムビーシー信用保証株式会社(信用保証業務)

<海外>
- □Sumitomo Mitsui Banking Corporation Europe Limited
- □Manufacturers Bank
- □Sumitomo Mitsui Banking Corporation of Canada
- □Banco Sumitomo Mitsui Brasileiro S.A.
- □PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

<国内>
- □三井住友銀リース株式会社
- □三井住友銀オートリース株式会社

<海外>
- □SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

<国内>
- □三井住友カード株式会社(クレジットカード業務)
- □さくらカード株式会社(クレジットカード業務)
- □アットローン株式会社(個人向けローン業務)
- □エスエムビーシーキャピタル株式会社(ベンチャーキャピタル業務)
- □エスエムビーシーコンサルティング株式会社(情報提供サービス業務)
- □エスエムビーシーファイナンス株式会社(ファクタリング業務、融資業務)
- □株式会社三井ファイナンスサービス(集金代行業務)
- □フィナンシャル・リンク株式会社(情報処理サービス業務、コンサルティング業務)
- □さくらフレンド証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)(証券業務)
- □明光ナショナル証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)(証券業務)
- □株式会社日本総合研究所(システム開発・情報処理業務、コンサルティング業務、シンクタンク業務)
- □株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)(システム開発・情報処理業務)
- □さくら情報システム株式会社(システム開発・情報処理業務)

- ○大和証券エスエムビーシー株式会社(ホールセール証券業務)
- ○大和住銀投信投資顧問株式会社(投資顧問業務、投資信託委託業務)
- ○三井住友アセットマネジメント株式会社(投資顧問業務、投資信託委託業務)
- ○ディーエルジェイディレクト・エスエフジー証券株式会社(証券の電子金融取引業務)
- ○ジャパン・ペンション・ナビゲーター株式会社(確定拠出年金の運営管理業務)
- ○株式会社クオーク(金銭債権買取業務)

<海外>
- □SMBC Capital Markets, Inc.(投融資業務、スワップ業務)
- □SMBC Capital Markets Limited(スワップ業務)
- □Sumitomo Mitsui Finance Australia Limited(投融資業務)

役員の状況（平成15年6月30日現在）

取締役

取締役会長	岡田　明重	
取締役社長	西川　善文	
取締役副社長	門脇　英晴	リスク統括部、監査部担当役員
常務取締役	石田　浩二	広報部、企画部、財務部、グループ事業部担当役員
取締役	平澤　正英	総務部、人事部担当役員
取締役	矢作　光明	IT企画部担当役員
取締役（社外）	山内　悦嗣	
取締役（社外）	山川　洋一郎	

監査役

常任監査役	平野　豊三郎
常任監査役	小林　貞雄
非常勤監査役（社外）	那須　翔
非常勤監査役（社外）	大西　勝也
非常勤監査役（社外）	伊藤　助成

注）監査役 那須 翔、同 大西 勝也、同 伊藤 助成の3氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしています。

執行役員

専務執行役員	北山　禎介	広報部、企画部、財務部、グループ事業部担当役員を補佐する役員

三井住友フィナンシャルグループの組織図（平成15年6月30日現在）


株主総会
監査役・監査役会
監査役室
取締役会
リスク管理委員会
報酬委員会
人事委員会
グループ戦略会議
グループ経営会議
広報部
企画部
IR室
財務部
グループ事業部
IT企画部
総務部
人事部
リスク統括部
監査部

三井住友銀行グループの概況（平成15年3月31日現在）

（□は連結子会社、○は持分法適用会社）

（親会社）株式会社 三井住友フィナンシャルグループ

- 株式会社 三井住友銀行
  - 銀行業
    - … 国内本支店468、海外支店20
    - 主な関係会社
    - ＜国内＞
      - □株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
      - □株式会社関西銀行（大阪証券取引所市場第一部上場）
      - □株式会社ジャパンネット銀行（インターネット専業銀行）
      - □エスエムビーシー信用保証株式会社（信用保証業務）
    - ＜海外＞
      - □Sumitomo Mitsui Banking Corporation Europe Limited
      - □Manufacturers Bank
      - □Sumitomo Mitsui Banking Corporation of Canada
      - □Banco Sumitomo Mitsui Brasileiro S.A.
      - □PT Bank Sumitomo Mitsui Indonesia
  - リース業
    - 主な関係会社
    - ＜海外＞
      - □SMBC Leasing and Finance, Inc.
  - その他事業
    - 主な関係会社
    - ＜国内＞
      - □さくらカード株式会社（クレジットカード業務）
      - □アットローン株式会社（個人向けローン業務）
      - □エスエムビーシーキャピタル株式会社（ベンチャーキャピタル業務）
      - □エスエムビーシーコンサルティング株式会社（情報提供サービス業務）
      - □エスエムビーシーファイナンス株式会社（ファクタリング業務、融資業務）
      - □株式会社三井ファイナンスサービス（集金代行業務）
      - □フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
      - □さくらフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
      - □明光ナショナル証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
      - □株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
      - □さくら情報システム株式会社（システム開発・情報処理業務）
      - ○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
      - ○ディーエルジェイディレクト・エスエフジー証券株式会社（証券の電子金融取引業務）
      - ○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
      - ○株式会社クオーク（金銭債権買取業務）
    - ＜海外＞
      - □SMBC Capital Markets, Inc.（投融資業務、スワップ業務）
      - □SMBC Capital Markets Limited（スワップ業務）
      - □Sumitomo Mitsui Finance Australia Limited（投融資業務）
- 三井住友銀リース株式会社（リース業務）
- 三井住友カード株式会社（クレジットカード業務）
- 株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
- 大和証券エスエムビーシー株式会社（ホールセール証券業務）
- 大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）

役員の状況（平成15年6月30日現在）

取締役

取締役会長	岡田　明重	
頭取	西川　善文*	
副頭取	永田　武全*	企業調査部担当役員、戦略金融部門統括責任役員、大阪担当
副頭取	奥　正之*	企業金融部門、国際部門統括責任役員
専務取締役	市川　博康*	コミュニティバンキング本部統括責任役員
専務取締役	北山　禎介*	広報部、経営企画部、財務企画部、関連事業部担当役員
専務取締役	高橋　繁正*	統合リスク管理部、融資企画部担当役員
専務取締役	松本　睦彦*	個人部門統括責任役員、事務統括部・事務管理部、信託部担当役員
専務取締役	水島　藤一郎*	法人部門統括責任役員
常務取締役	梅　守雄*	業務監査部、資産監査部担当役員、神戸担当
常務取締役	月原　紘一*	法人部門副責任役員（西日本担当）
常務取締役	平澤　正英*	総務部・法務部・お客さまサービス部、人事部・人材開発部、管理部担当役員
常務取締役	矢作　光明*	情報システム企画部、EC業務部担当役員、市場営業部門、投資銀行部門統括責任役員

監査役

常任監査役	勝又　一俊
常任監査役	谷口　哲郎
非常勤監査役	大西　勝也
非常勤監査役	平野　豊三郎
非常勤監査役	小林　貞雄

注）1. *の取締役は執行役員を兼務しています。
2. 監査役 大西勝也氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしています。

常務執行役員

常務執行役員	海野　隆雄	名古屋営業本部長兼東海法人営業本部長
常務執行役員	木本　泰行	欧州本部長兼欧州三井住友銀行社長
常務執行役員	中野　健二郎	大阪本店営業本部長
常務執行役員	西山　茂	企業金融部門副責任役員（営業審査第一部）
常務執行役員	前田　孝一	戦略金融部門副責任役員（融資第一、二、四部）
常務執行役員	吉松　均	国際部門副責任役員（中国担当）、法人部門副責任役員（東京駐在）兼アジア本部長
常務執行役員	川尻　至良	情報システム企画部、事務統括部・事務管理部、EC業務部、信託部副担当役員
常務執行役員	相原　重信	本店第一営業本部長
常務執行役員	遠藤　修	本店第二営業本部長
常務執行役員	東　俊太郎	米州本部長
常務執行役員	宿澤　広朗	市場営業部門副責任役員
常務執行役員	澤本　博澄	人事部・人材開発部副担当役員

執行役員

執行役員	鈴木　潤	業務監査部長
執行役員	宮内　恵悟	戦略金融部門副責任役員（東京融資業務第一〜六部）
執行役員	今福　重雄	融資第二部長
執行役員	亀岡　信行	営業審査第一部長
執行役員	勝川　恒平	東日本第一法人営業本部長
執行役員	岸川　和久	個人統括部長
執行役員	西尾　弘樹	営業統括部長
執行役員	山下　一	法人統括部長
執行役員	尾野　俊二	西日本第三法人営業本部長
執行役員	川村　滋	事務統括部長
執行役員	権藤　潤治	経営企画部長
執行役員	和田　光正	情報システム企画部長
執行役員	富高　正信	法人部門副責任役員（法人審査第一部、法人審査第二部）
執行役員	原田　裕司	国際統括部長
執行役員	松坂　隆廣	姫路法人営業第一部長
執行役員	山口　隆	東日本第二法人営業本部長
執行役員	上田　孝	大阪本店営業第一部長
執行役員	大原　亘	法人審査第一部長
執行役員	河合　俊明	市場外貨資金部長
執行役員	川村　嘉則	ストラクチャードファイナンス営業部長
執行役員	島田　秀男	投資銀行統括部長
執行役員	曽我部　一志	西日本第一法人営業本部長
執行役員	保尾　福三	本店営業第二部長
執行役員	増田　正治	コミュニティバンキング本部副責任役員
執行役員	北　喜好	コミュニティ業務部長
執行役員	窪田　國治	西日本第二法人営業本部長
執行役員	北村　明良	戦略金融部門副責任役員（融資第三部、大阪融資業務第一〜三部、神戸融資業務部）
執行役員	永原　義之	個人部門副責任役員
執行役員	池田　健治	西日本第四法人営業本部長
執行役員	木下　典夫	法人審査第二部長
執行役員	小橋　新一郎	バンコック支店長兼チョンブリ支店長・アユタヤ支店長
執行役員	徳田　賀昭	東日本第三法人営業本部長
執行役員	安藤　圭一	戦略金融統括部長
執行役員	北　幸二	大阪本店営業第三部長
執行役員	国部　毅	財務企画部長
執行役員	久保　哲也	香港支店長
執行役員	田代　真巳	シンガポール支店長
執行役員	谷沢　文彦	融資企画部長
執行役員	野村　公喜	東日本第四法人営業本部長
執行役員	藤井　順輔	人事部長
執行役員	牧　満	広報部長兼広報部社会環境室長
執行役員	宮田　孝一	市場営業統括部長兼市場資金部長

三井住友銀行の組織図

(平成15年6月30日現在)


株主総会
取締役会
経営会議
監査役・監査役会
監査役室
コーポレートスタッフ部門
広報部
社会環境室
経営企画部
金融調査室
財務企画部
政策投資室
関連事業部
統合リスク管理部
システム企画室
融資企画部
総務部
法務部
お客さまサービス部
人事部
研修所
人事相談室
人材開発部
コーポレートサービス部門
管理部
秘書室
コミュニティバンキング室
情報システム企画部
事務統括部
事務管理部
EC業務部
CMS室
企業調査部
信託部
業務監査部門
業務監査部
コミュニティバンキング室
資産監査部
コミュニティバンキング室

個人部門

- 個人統括部
- コンサルティング事業部
- ローン事業部
- 決済ファイナンス事業部
- 支店業務部
  - 職域取引推進室
- 支店事務指導部
- 個人審査部

- ブロック

- 支店
- 公務部、営業部
- コールセンター
- ローンプラザ
- 個人債権管理センター
- プライベートバンキング営業部

法人部門

- 法人統括部
- 法人業務部
- 外国業務部
- 中国業務推進部
- 公共法人営業部
- ビジネスオーナー営業部
- 法人審査第一部
- 法人審査第二部

- 地域法人営業本部

- 法人営業部
- 公務法人営業部
- ビジネスサポートプラザ
- 法人プロモーションオフィス

企業金融部門

- 営業統括部
- 営業審査第一部

- 本店第一営業本部
- 本店第二営業本部
- 大阪本店営業本部
- 名古屋営業本部

- 営業部

国際部門

- 国際統括部
  - 国際システム室
- 米州統括部
- 米州審査部
- 欧州統括部
- 欧州審査部
- 国際審査部

- アジア本部
- 米州本部
- 欧州本部

- 国際法人営業部
- 国際業務部
- 国際投資サービス部
- アジア地区営業拠点
- 米州各部
- 欧州各部

市場営業部門

- 市場営業統括部
- 市場資金部
- 市場外貨資金部
- 市場営業部
- 市場営業推進部

投資銀行部門

- 投資銀行統括部
  - ストラクチャー審査室
- 投資銀行営業部
  - 金融ソリューション室
- デリバティブ営業部
- ストラクチャードファイナンス営業部
- 企業情報部
- 資本市場部

戦略金融部門

- 戦略金融統括部
- 融資管理部
- 東京融資業務第一部～第六部
- 大阪融資業務第一部～第三部
- 神戸融資業務部
- 融資第一部～第四部

コミュニティバンキング本部

- コミュニティ統括部
  - 関連事業室
- コミュニティ人事部
- コミュニティ業務部
  - ビジネスローン室
  - 住宅ローン室
  - 消費者ローン室
  - 証券外為室
- コミュニティ推進部
- コミュニティ融資部
  - 融資渉外室
- コミュニティ事務部

- 営業部
- 支店

お客さま

主な連結子会社・主な関連会社の概要（平成15年3月31日現在）

すべての会社は三井住友フィナンシャルグループの主な連結子会社・主な関連会社です。
うち、緑色は三井住友銀行の主な連結子会社・主な関連会社です。

主な連結子会社

※「議決権に対する所有割合」欄の（ ）内は、子会社による間接所有の割合（内書き）、
［ ］内は緊密な者または同意している者の所有割合（外書き）です。

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
(株)三井住友銀行	東京都千代田区有楽町1-1-2	平成8年6月6日 / 559,985百万円	100	—	銀行業務
三井住友カード(株)	大阪府大阪市中央区今橋4-5-15	昭和42年12月26日 / 10,000百万円	100	—	クレジットカード業務
三井住友銀リース(株)	東京都港区西新橋3-9-4	昭和43年9月2日 / 82,600百万円	100	—	リース業務
三井住友銀オートリース(株)	東京都中央区日本橋茅場町1-13-12	平成7年1月6日 / 4,200百万円	100 (100)	—	リース業務
(株)日本総合研究所	東京都千代田区一番町16	平成14年11月1日 / 10,000百万円	100	—	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
さくらカード(株)	東京都中央区日本橋堀留町1-8-12	昭和58年2月23日 / 7,438百万円	95.74 (95.74)	95.74 (27.25)	クレジットカード業務
アットローン(株)	東京都新宿区西新宿2-1-1	平成12年6月8日 / 17,500百万円	52 (52)	52	融資業務
(株)ジャパンネット銀行	東京都新宿区西新宿2-1-1	平成12年9月19日 / 20,000百万円	57 (57)	57	銀行業務
エスエムビーシーローンアドバイザー(株)*4	東京都千代田区丸の内1-3-2	平成10年4月1日 / 10百万円	100 (100)	100	消費者ローン相談・取次業務
エスエムビーシー信用保証(株)*5	東京都港区六本木6-1-21	昭和51年7月14日 / 87,720百万円	100 (100)	100	信用保証業務
三生信用保証(株)	東京都千代田区大手町1-2-3	昭和49年4月1日 / 48百万円	100 (100)	100	信用保証業務
エスエムビーシーローン債権回収(株)*5	東京都中央区築地3-16-9	平成11年7月28日 / 500百万円	80 (80)	60	債権管理回収業務
エスエムビーシーファイナンス(株)*1	東京都港区新橋1-8-3	昭和47年12月5日 / 71,705百万円	99.15 (99.15)	80.76 (0.07)	ファクタリング業務、融資業務
(株)三井ファイナンスサービス*1	東京都千代田区有楽町1-1-2	昭和54年12月22日 / 1,100百万円	100 (100)	100 (100)	集金代行
さくらファイナンスサービス(株)*1	東京都千代田区有楽町1-1-2	昭和54年7月12日 / 1,800百万円	100 (100)	100 (100)	集金代行
エスエムビーシーキャピタル(株)*3	東京都中央区日本橋2-7-9	平成7年8月1日 / 2,500百万円	69.8 (69.8)	59.8 (20)	ベンチャーキャピタル業務
エスエムビーシーコンサルティング(株)*3	東京都千代田区鍛冶町2-2-1	昭和56年5月1日 / 1,100百万円	100 (100)	75 (25)	会員事業、セミナー事業
フィナンシャル・リンク(株)	東京都港区新橋1-8-3	平成12年9月29日 / 160百万円	91.46 (91.46)	68.13 (24.46)	情報処理サービス業務・コンサルティング業務
SMBCサポート&ソリューション(株)	東京都台東区台東4-11-4	平成8年4月1日 / 10百万円	100 (100)	100	広告宣伝、情報処理サービス
エスエムビーシー抵当証券(株)*3	東京都中央区日本橋本町3-4-10	昭和58年10月14日 / 18,182百万円	53.58 (53.58)	53.58 (6.58)	融資業務
エスエムビーシービジネス債権回収(株)*3	東京都中央区築地3-16-9	平成11年3月11日 / 500百万円	100 (100)	100	債権管理回収業務
さくらフレンド証券(株)*2	東京都中央区日本橋兜町7-12	昭和7年4月20日 / 26,139百万円	44.66 (44.66)	44.66 (6.09)	証券業務
明光ナショナル証券(株)*2	東京都中央区日本橋小網町14-1	昭和23年3月2日 / 27,270百万円	49.29 (49.29)	47.73 (2.06)	証券業務
さくら情報システム(株)	東京都品川区上大崎4-1-4	昭和47年11月29日 / 600百万円	40 (40)	40 (35)	システム開発・情報処理業務
(株)さくらケーシーエス	兵庫県神戸市中央区播磨町21-1	昭和44年3月29日 / 2,054百万円	52.89 (52.89)	35.21 (30.21) [17.67]	システム開発・情報処理業務
(株)みなと銀行	兵庫県神戸市中央区三宮町2-1-1	昭和24年9月6日 / 24,908百万円	50.0 (50.0)	50.0 (1.58)	銀行業務
(株)関西銀行	大阪府大阪市中央区心斎橋筋2-7-21	大正11年7月1日 / 32,500百万円	61.42 (61.42)	50.24 (0.54)	銀行業務
エスエムビーシースタッフサービス(株)*4	大阪府大阪市中央区北久宝寺町1-4-15	昭和57年7月15日 / 90百万円	100 (100)	100	人材派遣業務
エスエムビーシーラーニングサポート(株)*3	東京都文京区大塚1-3-8	平成10年5月27日 / 10百万円	100 (100)	100	研修会運営業務
エスエムビーシーパーソネルサポート(株)*3	東京都千代田区丸の内1-3-2	平成14年4月15日 / 10百万円	100 (100)	100	人事関連総務事務の受託
エスエムビーシーセンターサービス(株)*3	東京都港区芝浦4-2-25	平成7年10月16日 / 100百万円	100 (100)	100	銀行事務の受託
エスエムビーシーデリバリーサービス(株)*3	東京都港区芝浦4-2-25	平成8年1月31日 / 30百万円	100 (100)	100	現金整理・精査業務、集配金業務、託送業務

※「議決権に対する所有割合」欄の（ ）内は、子会社による間接所有の割合（内書き）、[ ]内は緊密な者または同意している者の所有割合（外書き）です。

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
エスエムビーシーグリーンサービス(株)*3	大阪府東大阪市西石切町3-3-15	平成2年3月15日 / 30百万円	100 (100)	100	銀行事務の受託
エスエムビーシーインターナショナルビジネス(株)*3	東京都中央区日本橋小伝馬町13-6	昭和58年9月28日 / 20百万円	100 (100)	100	旅行小切手・外国通貨に関する事務の受託
エスエムビーシーインターナショナルオペレーションズ(株)*3	東京都千代田区九段南1-5-3	平成6年12月21日 / 40百万円	100 (100)	100	外国為替関係事務の受託
SMBCローンビジネスサービス(株)	東京都新宿区新宿1-8-5	昭和51年9月24日 / 70百万円	100 (100)	100	消費者ローン関係事務の受託
SMBCマーケットサービス(株)	東京都中央区日本橋小伝馬町13-6	平成15年2月3日 / 10百万円	100 (100)	100	市場取引事務の受託
SMBC融資事務サービス(株)	東京都豊島区巣鴨2-11-1	平成15年2月3日 / 10百万円	100 (100)	100	融資関連事務の受託
エスエムビーシー不動産調査サービス(株)*3	東京都江東区毛利1-12-1	昭和59年2月1日 / 30百万円	100 (100)	100	担保不動産の調査および担保関係書類の保管
エスエムビーシー総合管理(株)*3	東京都台東区浅草橋1-9-13	平成6年10月7日 / 450百万円	100 (100)	100	担保不動産の競落業務
欧州三井住友銀行 Sumitomo Mitsui Banking Corporation Europe Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	平成15年3月5日 / 1,700百万米ドル	100 (100)	100	銀行業務
マニュファクチャラーズ銀行 Manufacturers Bank	515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.	昭和37年6月26日 / 80,786千米ドル	100 (100)	100	銀行業務
カナダ三井住友銀行 Sumitomo Mitsui Banking Corporation of Canada	Ernst & Young Tower, Suite 1400, P.O. Box 172, Toronto Dominion Centre, Toronto, Ontario, M5K 1H6, Canada	平成13年4月1日 / 121,870千カナダドル	100 (100)	100	銀行業務
ブラジル三井住友銀行 Banco Sumitomo Mitsui Brasileiro S.A.	Av. Paulista 37-12° andar Paraiso, São Paulo, Brazil	昭和33年10月6日 / 309,356千ブラジルレアル	100 (100)	100	銀行業務
インドネシア三井住友銀行 PT Bank Sumitomo Mitsui Indonesia	Summitmas II, 10th Floor, Jl. Jend. Sudirman Kav. 61-62, Jakarta 12190, Indonesia	平成元年8月22日 / 15,024億インドネシアルピア	97.63 (97.63)	97.63	銀行業務
SMBCリース・ファイナンス会社 SMBC Leasing and Finance, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	平成2年11月9日 / 1,620米ドル	100 (100)	97.38 (7.69)	リース関連業務、投融資業務
ドイツ三井住友ファイナンス Sumitomo Mitsui Finanz (Deutschland) GmbH	Prinzenallee 7, 40549 Düsseldorf, Federal Republic of Germany	昭和60年6月14日 / 25.6千ユーロ	100 (100)	100	リース業務
SMBCキャピタル・マーケット会社 SMBC Capital Markets, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	昭和61年12月4日 / 100米ドル	100 (100)	100 (10)	投融資業務、スワップ関連業務
SMBCセキュリティーズ会社 SMBC Securities, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	平成2年8月8日 / 100米ドル	100 (100)	100 (10)	証券業務
SMBCファイナンシャル・サービス会社 SMBC Financial Services, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	平成2年8月8日 / 300米ドル	100 (100)	100	投融資業務、投資顧問業務
エスエムビーシー・ケイマン・エルシー・リミテッド SMBC Cayman LC Limited	P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月7日 / 1,375百万米ドル	100 (100)	100	保証業務
住友ファイナンス・エイシア Sumitomo Finance (Asia) Limited	P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands, British West Indies	昭和48年9月26日 / 35,000千米ドル	100 (100)	100	投融資業務、銀行業務、証券業務、投資顧問業務
エス・ビー・ティー・シー会社 SBTC, Inc.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	平成10年1月26日 / 1米ドル	100 (100)	100	投資業務
エス・ビー・トレジャリー会社 SB Treasury Company L.L.C.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	平成10年1月26日 / 470百万米ドル	100 (100)	100 (100)	貸付業務
エスビー・エクイティ・セキュリティーズ(ケイマン)リミテッド SB Equity Securities (Cayman), Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成10年12月15日 / 1百万円	100 (100)	100	金融業務
エス・エフ・ブイ・アイ会社 SFVI Limited	P.O. Box 961, 30 DeCastro Street, Road Town, Tortola, British Virgin Islands	平成9年7月30日 / 300米ドル	100 (100)	100	投融資業務
さくらファイナンス(ケイマン)リミテッド Sakura Finance (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town,Grand Cayman, Cayman Islands, British West Indies	平成3年2月11日 / 100千米ドル	100 (100)	100	金融業務
さくらキャピタルファンディング(ケイマン)リミテッド Sakura Capital Funding (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town,Grand Cayman, Cayman Islands, British West Indies	平成4年7月15日 / 100千米ドル	100 (100)	100	金融業務
さくらプリファードキャピタル(ケイマン)リミテッド Sakura Preferred Capital (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town,Grand Cayman, Cayman Islands, British West Indies	平成10年11月12日 / 10百万円	100 (100)	100	金融業務
SMBCインターナショナル・ファイナンス・エヌ・ブイ SMBC International Finance N.V.	P.O. Box 3889 Berg Arrarat 1, Curacao, Nether lands Antilles	平成2年6月25日 / 200千米ドル	100 (100)	100	金融業務

※「議決権に対する所有割合」欄の（ ）内は、子会社による間接所有の割合（内書き）、
［ ］内は緊密な者または同意している者の所有割合（外書き）です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
英国SMBCキャピタル・マーケット会社 SMBC Capital Markets Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA , U.K.	平成7年4月18日 297,000千米ドル	100 (100)	100	スワップ関連業務
SMBCデリバティブ・プロダクツ・リミテッド SMBC Derivative Products Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	平成7年4月18日 300百万米ドル	100 (100)	100 (100)	スワップ関連業務
住友ファイナンス・インターナショナル Sumitomo Finance International plc	Temple Court, 11 Queen Victoria Street, London EC4N 4UQ, U.K.	平成3年7月1日 200,000千英ポンド	100 (100)	100	投融資業務
三井住友ファイナンス・ダブリン Sumitomo Mitsui Finance Dublin Limited	La Touche House, International Financial Services Centre, Custom House Docks, Dublin 1, Ireland	平成元年9月19日 18,000千米ドル	100 (100)	100	投融資業務
さくらファイナンス・アジア Sakura Finance Asia Limited	7 & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	昭和52年10月17日 65.5百万米ドル	100 (100)	100	投融資業務
三井住友ファイナンス・オーストラリア Sumitomo Mitsui Finance Australia Limited	Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	昭和59年6月29日 102.5百万豪ドル	100 (100)	100	投融資業務
さくらファイナンス・オーストラリア Sakura Finance Australia Limited	Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	昭和61年3月27日 54百万豪ドル	100 (100)	100	投融資業務
さくらマーチャント・バンク(シンガポール) Sakura Merchant Bank (Singapore) Limited	3 Temasek Avenue, #07-04 Centennial Tower, Singapore 039190, Singapore	平成2年4月18日 4百万シンガポールドル	100 (100)	100	投融資業務

*1 平成15年4月に3社合併。新社名「SMBCファイナンスサービス(株)」
*2 平成15年4月に2社合併。新社名「SMBCフレンド証券(株)」
*3 平成15年6月に社名のうち「エスエムビーシー」を「SMBC」に変更
*4 平成15年7月に社名のうち「エスエムビーシー」を「SMBC」に変更
*5 平成15年9月に社名のうち「エスエムビーシー」を「SMBC」に変更予定

主な関連会社

※「議決権に対する所有割合」欄の（ ）内は、子会社による間接所有の割合（内書き）、
［ ］内は緊密な者または同意している者の所有割合（外書き）です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
大和証券エスエムビーシー(株)	東京都中央区八重洲1-3-5	平成11年2月5日 205,600百万円	40	—	ホールセール証券業務
大和証券エスエムビーシープリンシパル・インベストメンツ(株)	東京都中央区日本橋2-7-9	平成13年9月4日 500百万円	—	—	投資業務
大和住銀投信投資顧問(株)	東京都中央区日本橋2-7-9	平成11年4月1日 2,000百万円	43.96	—	投資顧問業務・投資信託委託業務
ディーエルジェイディレクト・エスエフジー証券(株)	東京都千代田区神田神保町1-105	平成11年3月24日 3,000百万円	21.25 (21.25)	21.25	インターネットを利用した証券業務
三井住友アセットマネジメント(株)	東京都港区愛宕2-5-1	平成14年12月1日 2,000百万円	17.5 (17.5)	17.5	投資顧問業務・投資信託委託業務
ジャパン・ペンション・ナビゲーター(株)	東京都中央区八重洲2-2-1	平成12年9月21日 4,000百万円	30 (30)	30	確定拠出年金の運営管理業務
(株)クオーク	大阪府大阪市中央区今橋4-4-7	昭和53年4月5日 1,000百万円	39.22 (39.22)	23.15 (9.26)	金銭債権買取業務
SMFCホールディングズ(ケイマン)リミテッド SMFC Holdings (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月13日 1.5百万円	49	—	金融業務
SMFGファイナンス(ケイマン)リミテッド SMFG Finance (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月13日 1万円	[100]	—	金融業務

三井住友銀行のネットワーク

国内（平成15年6月30日現在）

店舗数　本支店／466（うち被振込専用支店28）　出張所／103　代理店／2　付随業務取扱所／9　店舗外現金自動設備（無人店舗）／832
合計／1,412

@BANK設置数／1,133　ローンプラザ設置数／61　ビジネスサポートプラザ設置数／48　法人営業部設置数／188
○店舗外現金自動設備（無人店舗〈除く、企業内設置分〉）

支店・出張所・代理店

北海道

札幌支店
札幌市中央区北一条西4-2-2
小樽出張所○

宮城県

仙台支店
仙台市青葉区中央2-2-6

茨城県

牛久支店
牛久市牛久町280
取手支店
取手市取手2-10-15
守谷代理店
守谷市みずき野5-3-1
取手駅西口出張所○

栃木県

小山支店
小山市城山町3-4-1
ジャスコ佐野店出張所○

群馬県

太田支店
太田市飯田町1319
前橋支店
前橋市本町2-1-16
伊勢崎出張所○
桐生出張所○
高崎出張所○

埼玉県

浦和支店
さいたま市浦和区仲町2-1-14
大宮支店
さいたま市大宮区大門町2-107
桶川支店
桶川市若宮1-2-8
春日部支店
春日部市中央1-1-4
上福岡支店
上福岡市上福岡1-6-2
川口支店
川口市栄町3-5-1
川越支店
川越市脇田町105
熊谷支店
熊谷市本町1-104
越谷支店
越谷市弥生町14-21
小手指支店
所沢市小手指町1-15-8
坂戸支店
坂戸市緑町3-1
志木ニュータウン支店
志木市館2-5-2
新所沢特別出張所
所沢市松葉町11-1
草加支店
草加市高砂2-17-21
所沢支店
所沢市日吉町11-5
新座志木支店
新座市東北2-35-17
南浦和支店
さいたま市南区南浦和2-25-1
わらび支店
蕨市中央1-26-1
朝霞台出張所○
アピタ本庄店出張所○
入間出張所○
尾山台出張所○
加須駅前出張所○
春日部市立病院出張所○
川口芝園出張所○
かわつる出張所○
鴻巣出張所○
坂戸若葉台出張所○
狭山ケ丘出張所○
志木駅前出張所○
城西大学出張所○
新越谷出張所○
新白岡出張所○
東電川越営業所出張所○
トステムビバ上尾店出張所○
原市出張所○
プロペ通り出張所○
本庄出張所○
みずほ台出張所○
与野出張所○
与野駅前出張所○
和光市出張所○
わしの宮出張所○
わらび東口出張所○

千葉県

浦安支店
浦安市入船1-5-1
柏支店
柏市柏1-2-38
鎌ケ谷出張所
鎌ケ谷市東初富4-36-3
木更津支店
木更津市大和1-1-3
行徳支店
市川市行徳駅前2-7-1
佐倉支店
佐倉市栄町21-10
新検見川特別出張所
千葉市花見川区南花園2-2-15
新松戸出張所
松戸市新松戸2-110
千葉支店
千葉市中央区富士見2-2-2
千葉ニュータウン出張所
印西市戸神字中峠500
津田沼駅前支店
船橋市前原西2-18-1
東京ディズニーランド出張所
浦安市舞浜1-1
習志野支店
習志野市大久保1-21-15
成田出張所
富里市日吉台1-1-7
成田空港出張所
成田市三里塚字御料牧場1-1
成田空港第二出張所
成田市古込字古込1-1
船橋支店
船橋市本町1-7-1
船橋北口支店
船橋市本町7-6-1
松戸支店
松戸市松戸1226
本八幡支店
市川市八幡2-16-7
八千代支店
八千代市八千代台東1-1-10
四街道支店
四街道市鹿渡2003-26
アビイクオーレ出張所○
あびこショッピングプラザ出張所○
市川駅前出張所○
市川妙典サティ出張所○
市原出張所○
稲毛出張所○
柏西口出張所○
金杉台出張所○
鎌ヶ谷南出張所○
佐倉南出張所○
住友ケミカルエンジニアリングセンタービル出張所○
館山出張所○
千草台出張所○
天王台出張所○
東京歯科大学市川総合病院出張所○
東京ディズニーシー出張所○
東京電力柏出張所○
東京電力千葉支店出張所○
東葉勝田台駅出張所○
成田空港第2旅客ターミナルビル出張所○
西浦安出張所○
野田出張所○
船橋本町出張所○
船橋若松出張所○
前原出張所○
幕張出張所○
幕張新都心出張所○
幕張ベイタウン出張所○
松戸八ヶ崎出張所○
南行徳出張所○
本八幡南口出張所○
ユーカリが丘出張所○

東京都／23区

千代田区

霞が関支店
千代田区霞が関3-2-5
神田支店
千代田区神田小川町1-1
神田駅前支店
千代田区鍛冶町2-2-1
麹町支店
千代田区麹町6-6
千代田営業部
千代田区神田神保町2-21-1
東京営業部
千代田区丸の内1-3-2
本店営業部
千代田区有楽町1-1-2
丸ノ内支店
千代田区丸の内3-4-1
三井物産ビル支店
千代田区大手町1-2-1
秋葉原出張所○
秋葉原東口出張所○
飯田橋西口出張所○
大妻学院出張所○
御茶ノ水出張所○
霞が関ビル出張所○
神田駿河台出張所○
神田南口出張所○
九段出張所○
九段南出張所○
神保町出張所○
水道橋出張所○
特許庁出張所○
半蔵門出張所○
三井記念病院出張所○
明治大学駿河台校舎出張所○
有楽町出張所○

中央区

浅草橋支店
中央区日本橋馬喰町2-1-1
京橋支店
中央区京橋3-7-1
銀座支店
中央区銀座6-10-15
築地支店
中央区築地2-11-24
東京中央支店
中央区八重洲1-3-3
日本橋支店
中央区日本橋室町2-1-1
日本橋中央支店
中央区日本橋2-7-9
日本橋東支店
中央区日本橋茅場町1-13-12
人形町支店
中央区日本橋大伝馬町5-7
茅場町出張所○
小伝馬町駅前出張所○
新富町出張所○

住友ツインビル出張所○
月島出張所○
築地浜離宮ビル出張所○
日本橋通町出張所○
箱崎出張所○
フォアフロントタワービル出張所○
プラザ勝どき出張所○
本町出張所○
三越本店出張所○
八重洲地下街出張所○
リバーシティ出張所○

[illegible]

青山支店
港区南青山 3-1-30
赤坂支店
港区赤坂 3-3-5
麻布支店
港区西麻布 4-1-3
新橋支店
港区新橋 1-8-3
浜松町支店
港区浜松町 2-4-1
浜松町東芝ビル出張所
港区芝浦 1-1-1
日比谷支店
港区西新橋 1-3-12
日比谷通支店
港区西新橋 1-15-1
三田通支店
港区芝 5-28-1
六本木支店
港区六本木 6-1-21
赤坂アークヒルズ出張所○
赤坂5丁目交差点前出張所○
赤坂ツインタワー出張所○
泉ガーデン出張所○
慶應義塾大学三田出張所○
汐留シティセンター出張所○
品川インターシティ出張所○
品川駅前出張所○
品川東口出張所○
芝出張所○
芝浦出張所○
芝公園出張所○
新橋駅前出張所○
高輪出張所○
田町駅前出張所○
田町きよたビル出張所○
第二虎ノ門出張所○
東京トヨタ出張所○
虎ノ門出張所○
虎の門病院出張所○
西麻布出張所○
西新橋出張所○
メディアージュ出張所○

[illegible]

飯田橋支店
新宿区揚場町 1-18
新宿支店
新宿区新宿 3-24-1
新宿外貨両替コーナー
新宿区新宿 3-14-5
新宿御苑前支店
新宿区新宿 1-8-5
新宿通支店
新宿区新宿 3-14-5
新宿西口支店
新宿区西新宿 1-7-1
高田馬場支店
新宿区高田馬場 1-27-7
西新宿支店
新宿区西新宿 8-12-1
若松町支店
新宿区原町 3-34
曙橋出張所○
曙橋駅前出張所○
江戸川橋出張所○
神楽坂出張所○
慶應義塾大学病院内出張所○
信濃町出張所○
新宿 NS ビル出張所○
新宿新都心出張所○
新宿スバルビル出張所○
新宿住友ビル出張所○
住友市ヶ谷ビル出張所○
東京医科大学病院出張所○
四谷見附出張所○
早稲田出張所○
早稲田大学出張所○
早稲田通り出張所○

[illegible]

大塚支店
文京区大塚 4-45-11
小石川支店
文京区小石川 1-15-17
トヨタビル出張所
文京区後楽 1-4-18
白山支店
文京区向丘 2-36-5
お茶の水女子大学出張所○
音羽出張所○
春日出張所○
駒込病院出張所○
千石出張所○
東京医科歯科大学出張所○
東京大学本郷出張所○
文京グリーンコート出張所○
茗荷谷出張所○

[illegible]

浅草支店
台東区雷門 2-17-12
上野支店
台東区台東 4-11-4
上野駅前出張所○
上野昭和通り出張所○
上野広小路出張所○
元浅草出張所○

[illegible]

錦糸町支店
墨田区江東橋 4-27-14
錦糸町北支店
墨田区太平 3-9-5
吾嬬町出張所○
菊川出張所○
錦糸町駅前出張所○
本所出張所○
向島出張所○
両国出張所○

[illegible]

大島支店
江東区大島 6-8-24
亀戸支店
江東区亀戸 5-2-15
砂町支店
江東区北砂 4-34-18
深川支店
江東区富岡 1-6-4
深川森下支店
江東区森下 2-2-1
亀戸東口出張所○
木場出張所○
木場駅前出張所○
白河出張所○
砂町東出張所○
東陽町出張所○
西大島出張所○
パレットタウン出張所○
森下出張所○

[illegible]

荏原支店
品川区豊町 6-1-11
荏原西支店
品川区荏原 4-5-14
五反田支店
品川区東五反田 1-14-10
西五反田支店
品川区西五反田 8-1-2
旗ノ台支店
品川区旗の台 1-4-15
目黒支店
品川区上大崎 2-25-5
青物横丁駅出張所○
荏原町出張所○
大井出張所○
大井町出張所○
大崎出張所○
大崎ニューシティ出張所○
五反田駅前出張所○
御殿山ヒルズ出張所○
昭和大学病院中央棟出張所○
戸越出張所○
戸越公園出張所○
武蔵小山出張所○
目黒東口出張所○

[illegible]

学芸大学駅前支店
目黒区鷹番 3-6-4
自由が丘支店
目黒区自由が丘 2-11-4
洗足支店
目黒区洗足 2-19-3
都立大学駅前支店
目黒区中根 1-3-1
中目黒出張所○
中目黒駅前出張所○

[illegible]

大森支店
大田区山王 2-3-4
御岳山出張所
大田区北嶺町 11-7
蒲田支店
大田区蒲田 5-38-1
蒲田北支店
大田区東蒲田 1-1-22
蒲田西支店
大田区西蒲田 7-69-1
下丸子支店
大田区下丸子 3-2-15
田園調布支店
大田区田園調布 2-51-11
雪ヶ谷支店
大田区雪谷大塚町 9-15
六郷支店
大田区東六郷 2-14-2
大鳥居駅前出張所○
大森東口出張所○
蒲田東出張所○
京急蒲田出張所○
千鳥町出張所○
西馬込出張所○
羽田出張所○
羽田空港北出張所○
羽田空港新整備場出張所○
羽田空港整備場出張所○
羽田空港南出張所○
南蒲田出張所○
南六郷2丁目団地出張所○
矢口出張所○

[illegible]

経堂支店
世田谷区経堂 1-21-13
桜新町支店
世田谷区桜新町 1-14-14
下馬支店
世田谷区下馬 3-16-17
下北沢支店
世田谷区北沢 2-12-11
下高井戸支店
世田谷区赤堤 4-47-10
成城支店
世田谷区成城 2-34-14
世田谷支店
世田谷区三軒茶屋 2-11-22
世田谷通支店
世田谷区上用賀 4-35-15
世田谷西支店
世田谷区若林 3-16-3
深沢支店
世田谷区深沢 4-36-13
用賀支店
世田谷区用賀 4-11-7
奥沢出張所○
関東中央病院出張所○
喜多見出張所○
希望ヶ丘出張所○
桜上水出張所○
三軒茶屋駅前出張所○
成城北口出張所○
祖師谷出張所○
日本大学文理学部出張所○

[illegible]

恵比寿支店
渋谷区恵比寿南 1-1-1
恵比寿東支店
渋谷区広尾 1-15-2
笹塚支店
渋谷区笹塚 1-56-10
渋谷支店
渋谷区宇田川町 20-2
渋谷駅前支店
渋谷区道玄坂 1-2-2

渋谷外貨両替コーナー
渋谷区宇田川町28-4

幡ヶ谷支店
渋谷区幡ヶ谷1-3-9

広尾ガーデンヒルズ出張所
渋谷区広尾4-1-11

代々木支店
渋谷区代々木1-30-1

渋谷西出張所○

渋谷東口出張所○

神宮前出張所○

代官山町出張所○

原宿出張所○

文化学園出張所○

代々木八幡出張所○

[illegible]

新中野支店
中野区本町4-46-8

中野支店
中野区中野5-64-3

中野坂上支店
中野区中央2-2-4

鷺宮出張所○

中野南口出張所○

[illegible]

阿佐ヶ谷支店
杉並区阿佐谷南1-48-2

阿佐ヶ谷北支店
杉並区阿佐谷北2-15-18

永福町支店
杉並区永福4-1-1

荻窪支店
杉並区上荻1-16-14

高円寺支店
杉並区高円寺南4-27-12

下井草支店
杉並区下井草3-38-16

西荻窪支店
杉並区西荻北2-3-5

高円寺駅前出張所○

新高円寺駅前出張所○

東高円寺出張所○

富士見ヶ丘出張所○

南阿佐ヶ谷出張所○

明治大学和泉校舎出張所○

[illegible]

池袋支店
豊島区西池袋1-21-7

池袋東口支店
豊島区南池袋2-27-9

巣鴨支店
豊島区巣鴨2-11-1

千川支店
豊島区要町3-11-1

目白支店
豊島区目白3-14-1

池袋駅前出張所○

大塚駅前出張所○

要町出張所○

巣鴨駅前出張所○

目白通出張所○

[illegible]

赤羽支店
北区赤羽2-1-15

赤羽北支店
北区赤羽北2-15-1

王子支店
北区王子1-16-2

王子神谷出張所○

十条出張所○

[illegible]

尾久支店
荒川区東尾久5-1-1

日暮里支店
荒川区西日暮里2-15-6

日暮里駅前支店
荒川区西日暮里2-25-2

町屋支店
荒川区町屋1-1-6

西日暮里出張所○

日暮里北出張所○

三ノ輪出張所○

[illegible]

板橋支店
板橋区大山東町46-7

板橋中台出張所
板橋区中台3-27-7

志村支店
板橋区蓮沼町19-5

志村三丁目支店
板橋区志村3-26-7

高島平支店
板橋区高島平1-80-1

ときわ台支店
板橋区常盤台1-44-6

成増支店
板橋区成増2-16-1

イズミヤ板橋店出張所○

大山出張所○

上板橋出張所○

高島平駅前出張所○

中板橋出張所○

[illegible]

大泉支店
練馬区東大泉1-29-1

中村橋支店
練馬区中村北3-23-1

練馬支店
練馬区豊玉北5-17-14

光が丘支店
練馬区光が丘5-1-1

氷川台支店
練馬区氷川台4-50-3

武蔵関支店
練馬区関町北2-27-15

江古田出張所○

大泉学園出張所○

大泉学園通り出張所○

石神井公園駅前出張所○

J.CITY 出張所○

豊島園出張所○

光が丘駅南口出張所○

[illegible]

綾瀬支店
足立区綾瀬3-3-10

梅島駅前支店
足立区梅田7-34-13

大谷田支店
足立区大谷田1-1-3

五反野支店
足立区中央本町2-26-14

千住支店
足立区千住2-55

西新井支店
足立区西新井本町1-15-14

梅島出張所○

亀有出張所○

千住西出張所○

竹の塚出張所○

[illegible]

葛飾支店
葛飾区四つ木2-30-16

葛飾西支店
葛飾区四つ木1-47-12

新小岩支店
葛飾区新小岩1-48-18

お花茶屋出張所○

金町出張所○

京成高砂駅出張所○

新小岩北口出張所○

[illegible]

江戸川支店
江戸川区篠崎町7-26-7

葛西支店
江戸川区中葛西5-34-8

小岩支店
江戸川区南小岩7-23-10

西葛西支店
江戸川区西葛西6-13-7

西葛西北口支店
江戸川区西葛西3-22-10

イトーヨーカドー葛西店1階出張所○

京成小岩出張所○

小松川出張所○

東京都下

八王子市

北野支店
八王子市絹ヶ丘2-2-18

高尾出張所
八王子市初沢町1231-19

八王子支店
八王子市旭町8-1

北野駅前出張所○

京王堀之内駅前出張所○

創価大学出張所○

拓殖大学出張所○

中央大学出張所○

東京医科大学八王子医療センター出張所○

立川市

立川支店
立川市曙町2-6-11

国立音楽大学出張所○

立川駅前出張所○

武蔵野市

吉祥寺支店
武蔵野市吉祥寺本町1-7-5

三鷹支店
武蔵野市中町1-1-6

武蔵境支店
武蔵野市境南町2-9-3

吉祥寺北出張所○

吉祥寺ロンロン出張所○

桜堤出張所○

三鷹市

三鷹台支店
三鷹市井の頭2-7-9

三鷹台出張所○

府中市

府中支店
府中市宮町1-41

北府中出張所○

東芝北府中ビル出張所○

分倍河原出張所○

昭島市

昭島支店
昭島市田中町562-8

昭島駅前出張所○

調布市

国領支店
調布市国領町4-9-2

調布駅前支店
調布市布田1-37-12

つつじヶ丘支店
調布市西つつじヶ丘3-33-10

仙川出張所○

調布出張所○

町田市

町田支店
町田市原町田6-3-8

町田外貨両替コーナー
町田市原町田6-12-1

町田山崎出張所
町田市山崎町2200

玉川学園前出張所○

成瀬駅前出張所○

町田駅前出張所○

小金井市

小金井支店
小金井市本町5-12-4

小金井南出張所○

東小金井出張所○

東小金井南口出張所○

小平市

花小金井支店
小平市花小金井1-10-7

西友花小金井店出張所○

日野市

高幡不動支店
日野市高幡1000-2

日野支店
日野市多摩平1-2-1

実践女子学園出張所○

南平出張所○

国立市

国立支店
国立市中1-8-45

南国立出張所○

SMBC ネットワーク(国内)

福生市
福生支店
福生市大字福生 1006-7
福生市役所出張所○

東大和市
東大和支店
東大和市南街 5-97-1
武蔵大和出張所○

清瀬市
清瀬支店
清瀬市松山 1-12-16
清瀬旭が丘出張所○
清瀬駅南出張所○

多摩市
多摩支店
多摩市関戸 1-1-6
多摩センター支店
多摩市落合 1-43
永山支店
多摩市永山 1-4
唐木田出張所○

稲城市
稲城出張所○
平尾出張所○

西東京市
田無支店
西東京市田無町 4-27-13
ひばりヶ丘支店
西東京市谷戸町 3-27-15
田無北口 ASTA 出張所○
西東京市役所出張所○

羽村市
羽村出張所○

国分寺市
恋ヶ窪支店
国分寺市戸倉 1-2-2
国分寺西出張所○
鉄道総研出張所○

狛江市
喜多見支店
狛江市岩戸北 4-15-13
狛江出張所○

神奈川県

横浜市
青葉台支店
横浜市青葉区青葉台 2-5
あざみ野支店
横浜市青葉区あざみ野 1-11-2
いずみ野支店
横浜市泉区和泉町 6213-2
金沢八景支店
横浜市金沢区瀬戸 3-52
金沢文庫支店
横浜市金沢区谷津町 384
上大岡支店
横浜市港南区上大岡西 2-9-9
港南台支店
横浜市港南区港南台 3-3-1
港北ニュータウン支店
横浜市都筑区中川中央 1-1-3
新横浜支店
横浜市港北区新横浜 3-7-3
たまプラーザ支店
横浜市青葉区美しが丘 5-1-1
綱島支店
横浜市港北区綱島西 1-7-16
鶴見支店
横浜市鶴見区豊岡町 8-26
戸塚支店
横浜市戸塚区吉田町 50-5
戸部支店
横浜市西区伊勢町 2-97
中山支店
横浜市緑区台村町 232-4
東神奈川支店
横浜市神奈川区富家町 1-13
二俣川支店
横浜市旭区二俣川 2-50-1
三ツ境支店
横浜市瀬谷区三ツ境 2-1
みなとみらい支店
横浜市西区みなとみらい 2-3-3
みなとみらい西出張所
横浜市中区桜木町 1-1-8
矢向支店
横浜市鶴見区矢向 5-6-2
横浜支店
横浜市中区本町 2-20
横浜駅前支店
横浜市西区北幸 1-3-23
横浜中央支店
横浜市中区羽衣町 1-3-10
緑園都市出張所
横浜市泉区緑園 4-1-2
市が尾駅前出張所○
井土ヶ谷出張所○
大倉山出張所○
大口出張所○
上大岡駅前出張所○
上永谷出張所○
関内出張所○
すすき野出張所○
センター南出張所○
センター南駅前出張所○
相鉄ジョイナス出張所○
相鉄本社ビル出張所○
仲町台出張所○
保土ヶ谷出張所○
南戸塚出張所○
妙蓮寺出張所○
六浦出張所○
弥生台出張所○
洋光台出張所○
横浜駅西出張所○
横浜国立大学出張所○
横浜西出張所○
横浜西口出張所○
横浜東口出張所○

川崎市
生田支店
川崎市多摩区生田 7-8-6
柿生支店
川崎市麻生区上麻生 5-38-7
鹿島田支店
川崎市幸区下平間 111-18
川崎支店
川崎市川崎区砂子 1-8-1
新百合ヶ丘支店
川崎市麻生区万福寺 1-1-1
平間支店
川崎市中原区北谷町 4
溝ノ口支店
川崎市高津区溝口 1-9-1
宮崎台支店
川崎市宮前区宮崎 2-12-1
武蔵中原支店
川崎市中原区下小田中 1-20-2
元住吉支店
川崎市中原区木月 378-1
百合ヶ丘出張所
川崎市麻生区東百合丘 4-42-7
川崎駅前出張所○
河原町出張所○
鷺沼出張所○
宿河原出張所○
新川崎出張所○
新百合ヶ丘駅南口出張所○
中野島出張所○
星が丘出張所○
溝ノ口駅前出張所○
宮前平出張所○
武蔵小杉出張所○
武蔵小杉駅前出張所○
武蔵中原駅前出張所○
明治大学生田校舎出張所○
百合ヶ丘駅前出張所○

横浜市・川崎市以外
厚木支店
厚木市中町 2-3-5
伊勢原支店
伊勢原市桜台 1-2-34
大船支店
鎌倉市大船 1-24-16
小田原支店
小田原市栄町 2-8-41
片瀬山出張所
藤沢市片瀬山 2-7-2
相模原支店
座間市相模が丘 1-24-20
逗子支店
逗子市逗子 1-4-4
つきみ野支店
大和市つきみ野 5-7-7
東林間支店
相模原市上鶴間 6-31-9
平塚支店
平塚市明石町 9-1
藤沢支店
藤沢市藤沢 555
大和支店
大和市大和東 2-2-17
愛甲石田出張所○
厚木北出張所○
海老名出張所○
高座渋谷出張所○
七里ガ浜出張所○
湘南シティ出張所○
中央林間駅前出張所○
東京工芸大学出張所○
葉山出張所○
東林間駅前出張所○
藤沢駅出張所○
藤沢駅前出張所○
三菱電機鎌倉製作所南門前出張所○

新潟県
新潟支店
新潟市東大通 1-4-2
新潟北出張所○

富山県
富山支店
富山市中央通り 1-1-23

石川県
金沢支店
金沢市下堤町 7

福井県
福井支店
福井市大手 3-4-7

山梨県
甲府支店
甲府市丸の内 2-29-1
吉田出張所○

長野県
上田支店
上田市中央 2-1-18
諏訪支店
諏訪市諏訪 1-5-25
長野支店
長野市問御所町 1267-1
岡谷出張所○
小諸出張所○
ながの東急百貨店出張所○
ベルビア茅野出張所○
松本出張所○

岐阜県
岐阜支店
岐阜市神田町 7-9

静岡県
静岡支店
静岡市追手町 7-4
浜松支店
浜松市砂山町 325-6
伊東出張所○
沼津出張所○

愛知県
上前津支店
名古屋市中区大須 3-46-24
刈谷支店
刈谷市東陽町 2-18-1
豊田支店
豊田市喜多町 2-93
豊橋支店
豊橋市広小路 3-49
名古屋支店
名古屋市中区錦 2-18-24
名古屋駅前支店
名古屋市中村区名駅 1-2-5
名古屋栄支店
名古屋市中区栄 3-5-1
本山支店
名古屋市千種区末盛通 5-9

一宮出張所○
刈谷総合病院出張所○
津島出張所○
トヨタ生活協同組合栄店出張所○
トヨタ生活協同組合星ケ丘店出張所○
トヨタ生協出張所○
豊橋技術科学大学出張所○
名古屋工業大学出張所○
藤田保健衛生大学病院出張所○
瑞穂出張所○

大阪府

大阪市

北区

梅田支店
大阪市北区角田町 8-47
梅田北口支店
大阪市北区芝田 1-1-3
大阪駅前支店
大阪市北区梅田 1-13-13
天六支店
大阪市北区天神橋 6-4-20
堂島支店
大阪市北区堂島 1-6-20
中之島支店
大阪市北区中之島 3-2-4
南森町支店
大阪市北区南森町 2-1-29
梅田第一生命ビル地下出張所○
大阪三井物産ビル出張所○
新梅田出張所○
新阪急八番街出張所○
JR 大阪駅出張所○
住友病院出張所○
堂ビル出張所○
中之島三井ビル出張所○
ハービス大阪出張所○
読売大阪ビル出張所○
ローレルハイツ北天満出張所○

都島区

京阪京橋支店
大阪市都島区東野田町 2-4-19
桜宮リバーシティ出張所○
都島出張所○
ベル・パークシティ出張所○

福島区

西野田支店
大阪市福島区大開 1-14-16
福島支店
大阪市福島区福島 5-8-3

此花区

四貫島支店
大阪市此花区四貫島 1-9-1

西区

立売堀支店
大阪市西区立売堀 4-1-20
大阪西支店
大阪市西区新町 1-9-2
道頓堀支店
大阪市西区南堀江 1-4-11

港区

港支店
大阪市港区夕凪 1-1-1

大正区

大正区支店
大阪市大正区泉尾 1-2-17
大正駅前出張所○

天王寺区

天王寺駅前支店
大阪市天王寺区堀越町 16-10
上本町出張所○

西淀川区

歌島橋支店
大阪市西淀川区御幣島 2-2-10

東成区

今里支店
大阪市東成区大今里西 2-17-19
鶴橋支店
大阪市東成区東小橋 3-12-18

生野区

生野支店
大阪市生野区田島 3-3-32

旭区

赤川町支店
大阪市旭区赤川 2-5-13
千林支店
大阪市旭区千林 2-12-31
花博記念公園前出張所○

城東区

城東支店
大阪市城東区蒲生 4-22-12
関目支店
大阪市城東区関目 3-2-5
深江橋支店
大阪市城東区永田 4-17-12

阿倍野区

阿倍野支店
大阪市阿倍野区阿倍野筋 1-1-43
寺田町支店
大阪市阿倍野区天王寺町北 2-14-1
西田辺支店
大阪市阿倍野区西田辺町 1-17-11

東住吉区

駒川町支店
大阪市東住吉区駒川 5-23-23
美章園支店
大阪市東住吉区北田辺 1-2-7

住吉区

長居出張所○

西成区

天下茶屋支店
大阪市西成区潮路 1-1-5

淀川区

十三支店
大阪市淀川区十三本町 1-6-27
新大阪支店
大阪市淀川区宮原 4-1-6
神崎川出張所○
新大阪和幸ビル出張所○
西中島南方出張所○
東三国出張所○
三国出張所○

鶴見区

徳庵支店
大阪市鶴見区今津北 5-11-8

住之江区

コスモタワー出張所
大阪市住之江区南港北 1-14-16
粉浜支店
大阪市住之江区粉浜 2-14-27
住之江競艇場出張所○

平野区

平野支店
大阪市平野区平野上町 2-7-9

中央区

上町支店
大阪市中央区安堂寺町 2-2-33
大阪中央支店
大阪市中央区高麗橋 1-8-13
大阪ビジネスパーク出張所
大阪市中央区城見 2-1-61
大阪本店営業部
大阪市中央区北浜 4-6-5
船場支店
大阪市中央区南船場 3-10-19
玉造支店
大阪市中央区玉造 1-5-12
天満橋支店
大阪市中央区天満橋京町 2-13
難波支店
大阪市中央区難波 5-1-60
難波外貨両替コーナー
大阪市中央区難波 5-1-60
日本一支店
大阪市中央区日本橋 1-17-17
備後町支店
大阪市中央区道修町 4-1-1
御堂筋支店
大阪市中央区久太郎町 3-5-19
高麗橋出張所○
堺筋本町出張所○
難波駅前出張所○

堺市

鳳支店
堺市鳳東町 4-307
堺支店
堺市三国ヶ丘御幸通 152
泉北とが支店
堺市原山台 2-4-1
中もず支店
堺市百舌鳥梅町 1-15-10
浜寺支店
堺市浜寺諏訪森町西 2-90
光明池出張所○
津久野出張所○
南海堺駅出張所○
深井出張所○
三国ヶ丘出張所○
百舌鳥梅町出張所○

岸和田市

岸和田支店
岸和田市五軒屋町 15-10
岸和田市民病院共同出張所○
岸和田市役所出張所○
東岸和田出張所○

豊中市

庄内支店
豊中市庄内西町 2-21-2
千里中央支店
豊中市新千里東町 1-5-3
豊中支店
豊中市本町 1-9-5
阪急曽根支店
豊中市曽根東町 3-3-1-101
東豊中出張所
豊中市東豊中町 4-1-12
大阪大学豊中キャンパス出張所○
コープ東豊中出張所○
市立豊中病院出張所○
千里中央駅前第一出張所○
千里中央駅前第二出張所○
豊中市役所出張所○
豊中本町出張所○

東大阪市

小阪支店
東大阪市小阪本町 1-2-3
新石切支店
東大阪市西石切町 3-3-15
東大阪支店
東大阪市長堂 1-5-1
若江岩田支店
東大阪市岩田町 3-10-3
近畿大学内出張所○
東大阪市水道局出張所○
瓢箪山出張所○
ヴェルノール布施出張所○

池田市

池田支店
池田市栄町 10-2
石橋出張所
池田市天神 1-5-13
池田市役所出張所○

吹田市

江坂支店
吹田市豊津町 8-7
吹田支店
吹田市元町 5-4
南千里支店
吹田市津雲台 1-2-D9-101
アザール桃山台出張所○
大阪大学医学部附属病院出張所○
大阪大学吹田キャンパス出張所○
関大前出張所○
北千里駅前出張所○
吹田市役所出張所○

泉大津市

泉大津支店
泉大津市旭町 20-2
泉大津市役所出張所○

高槻市
高槻支店
高槻市北園町 18-9
高槻駅前支店
高槻市白梅町 4-1
大阪医科大学出張所○
摂津富田出張所○
高槻北出張所○
高槻市役所出張所○

貝塚市
貝塚支店
貝塚市海塚 254
貝塚市役所共同出張所○
市立貝塚病院共同出張所○
ジャスコ貝塚店出張所○

守口市
守口支店
守口市京阪本通 1-1-4
守口市駅前出張所
守口市河原町 1-5

枚方市
くずは支店
枚方市楠葉花園町 15-3
枚方支店
枚方市岡東町 21-10
男山団地出張所○
関西外国語大学出張所○
京阪枚方市駅出張所○
枚方駅前出張所○
牧野駅前出張所○

茨木市
茨木支店
茨木市永代町 7-6
茨木西支店
茨木市西駅前町 5-4
追手門学院大学出張所○
総持寺出張所○

八尾市
八尾支店
八尾市北本町 2-1-1
山本支店
八尾市山本町南 1-12-8
大阪経済法科大学出張所○
河内山本出張所○

泉佐野市
関西国際空港第二出張所
泉佐野市泉州空港北 1
佐野支店
泉佐野市上町 3-11-14
泉佐野市役所出張所○

富田林市
富田林支店
富田林市本町 18-27
喜志出張所○
PL 出張所○

寝屋川市
香里支店
寝屋川市香里南之町 36-16
香里ヶ丘出張所
寝屋川市末広町 16-15
寝屋川支店
寝屋川市早子町 16-14
萱島出張所○

河内長野市
河内長野支店
河内長野市長野町 4-6
長野青葉台出張所○
南花台出張所○

松原市
松原支店
松原市高見の里 4-766
河内天美出張所○
河内松原出張所○

和泉市
和泉支店
和泉市府中町 1-7-1
和泉市役所出張所○
和泉市立病院出張所○
和泉中央駅出張所○

箕面市
桜井出張所
箕面市桜井 1-7-24
箕面支店
箕面市箕面 5-13-51
箕面市役所出張所
箕面市西小路 4-6-1
大阪外国語大学出張所○
箕面市立病院出張所○

門真市
門真支店
門真市末広町 41-1
大和田駅出張所○
門真市役所出張所○
門真西出張所○

藤井寺市
藤井寺支店
藤井寺市岡 1-15-8
藤井寺駅前出張所○
藤井寺市役所出張所○

泉南市
泉南支店
泉南市樽井 6-23-6
和泉砂川出張所○
泉南市役所共同出張所○

四條畷市
四条畷支店
四條畷市雁屋南町 28-3

大阪狭山市
金剛支店
大阪狭山市金剛 1-1-29
近畿大学医学部付属病院出張所○
狭山ニュータウン出張所○

羽曳野市
はびきの出張所
羽曳野市軽里 3-2-1
IBU出張所○

大東市
大阪産業大学出張所○
住道出張所○

阪南市
尾崎駅出張所○

泉南郡
関西国際空港出張所
泉南郡田尻町泉州空港中 1
熊取代理店
泉南郡熊取町五門東 2-7-10
熊取駅前出張所○
浪商学園出張所○

南河内郡
大阪芸術大学出張所○

豊能郡
ときわ台駅出張所○
豊能町役場出張所○

京都府
円町支店
京都市中京区西ノ京円町 10-1
京都支店
京都市下京区四条通烏丸東入長刀鉾町 8
四条支店
京都市下京区四条通河原町東入真町 68
伏見支店
京都市伏見区銀座町 1-354-1
京都外国語大学出張所○
京都中央出張所○
JR京都駅出張所○
四条大宮出張所○
東寺出張所○
佛教大学出張所○
立命館大学出張所○

兵庫県

神戸市

[illegible]
神戸営業部
神戸市中央区浪花町 56
神戸駅前支店
神戸市中央区多聞通 3-3-9
神戸市役所出張所
神戸市中央区加納町 6-5-1
神戸貿易センター出張所
神戸市中央区浜辺通 5-1-14
三宮支店
神戸市中央区三宮町 1-5-1
三宮駅ビル外貨両替コーナー
神戸市中央区雲井通 8-1-2
兵庫県庁出張所
神戸市中央区下山手通 5-10-1
神戸市立中央市民病院出張所○
神戸大学医学部附属病院出張所○
神戸ポートアイランド出張所○
栄町出張所○
三宮駅ビル出張所○
三宮中央ビルディング出張所○
神鋼病院出張所○
ハーバーランド出張所○
ファッションタウン出張所○
元町一番街出張所○
山手出張所○

[illegible]
灘支店
神戸市灘区深田町 4-1-26
六甲支店
神戸市灘区宮山町 2-6-8
神戸大学出張所○
六甲口出張所○

[illegible]
兵庫支店
神戸市兵庫区湊町 4-2-10
湊川支店
神戸市兵庫区東山町 2-2-6
上沢出張所○
神戸平野出張所○
御崎出張所○

[illegible]
長田支店
神戸市長田区四番町 8-6-1
駒ヶ林出張所○
西代駅前出張所○

[illegible]
板宿支店
神戸市須磨区大黒町 2-1-9
北須磨支店
神戸市須磨区中落合 2-2-5
須磨支店
神戸市須磨区月見山本町 2-4-2
コープ白川台出張所○
妙法寺出張所○

[illegible]
垂水支店
神戸市垂水区神田町 4-16
コープ高丸出張所○
向陽出張所○
垂水北出張所○
垂水つつじが丘出張所○
垂水東出張所○

[illegible]
岡本支店
神戸市東灘区岡本 1-3-25
甲南支店
神戸市東灘区甲南町 3-9-24
住吉支店
神戸市東灘区住吉本町 1-2-1
深江支店
神戸市東灘区深江北町 3-3-9
御影支店
神戸市東灘区御影本町 4-10-4
六甲アイランド出張所
神戸市東灘区向洋町中 6-9
甲南女子大学出張所○
阪急御影出張所○
六甲アイランド・リバーモール出張所○

北区
北鈴蘭台出張所
神戸市北区甲栄台 1-1-5
鈴蘭台支店
神戸市北区鈴蘭台北町 1-7-17
藤原台支店
神戸市北区有野中町 1-12-7
有馬出張所○
神戸北町出張所○
鈴蘭台駅前出張所○
星和台出張所○

西区
神戸学園都市出張所
神戸市西区学園西町 1-13
西神中央支店
神戸市西区糀台 5-10-2
西神南出張所○
玉津出張所○

姫路市
網干支店
姫路市網干区新在家三ツ石 1437-17
飾磨支店
姫路市飾磨区清水 127
姫路支店
姫路市呉服町 54
姫路市役所出張所
姫路市安田 4-1
姫路南支店
姫路市白浜町甲 335-1
広畑支店
姫路市広畑区正門通 3-5-2
英賀保駅前出張所○
イトーヨーカドー広畑店出張所○
ザモール姫路出張所○
姫路駅前出張所○
姫路北出張所○
姫路赤十字病院出張所○
姫路西出張所○
姫路リバーシティ出張所○

尼崎市
尼崎支店
尼崎市昭和通 3-91
尼崎市役所出張所
尼崎市東七松町 1-23-1
杭瀬支店
尼崎市杭瀬本町 2-1-5
園田支店
尼崎市東園田町 9-48-1
立花支店
尼崎市立花町 1-5-17
塚口支店
尼崎市塚口町 1-12-21
武庫之荘支店
尼崎市武庫之荘 2-2-14
尼崎競艇場出張所○
尼崎西出張所○
JR尼崎駅前出張所○
武庫川出張所○
武庫之荘駅前出張所○

明石市
明石支店
明石市大明石町 1-5-4
大久保支店
明石市大久保町大久保町字神楽田 16-3
明石市役所出張所○
朝霧出張所○
コープ大久保出張所○
ステーションプラザ明石出張所○
西新町出張所○

西宮市
苦楽園出張所
西宮市南越木岩町 9-5
甲子園支店
西宮市甲子園七番町 1-19
甲子園口支店
西宮市甲子園口 2-28-18
甲東支店
西宮市甲東園 3-2-29
夙川支店
西宮市羽衣町 7-30-123
西宮支店
西宮市六湛寺町 14-12
西宮北口支店
西宮市甲風園 1-5-24
西宮市役所出張所
西宮市六湛寺町 10-3
今津出張所○
関西学院上ケ原キャンパス出張所○
苦楽園西出張所○
コープ甲東園出張所○
コープ甲陽園出張所○
コープ夙川出張所○
コープ浜甲子園出張所○
西宮北口駅南出張所○
西宮市立中央病院出張所○
西宮名塩駅前出張所○
西宮マリナパークシティ出張所○
阪神甲子園駅前出張所○
兵庫医科大学出張所○
フレンテ西宮出張所○
メルカードむこがわ出張所○
門戸厄神駅前出張所○

洲本市
洲本支店
洲本市本町 4-5-10
洲本市役所出張所○
モノベシティオ出張所○

芦屋市
芦屋支店
芦屋市公光町 11-9
芦屋駅前支店
芦屋市船戸町 2-1-101
芦屋北口出張所○
芦屋市役所出張所○
シーサイドタウン出張所○

伊丹市
伊丹支店
伊丹市中央 3-5-23
伊丹市役所出張所○
稲野出張所○
コープ野間出張所○
ネオ伊丹ビル出張所○

豊岡市
豊岡支店
豊岡市元町 12-1
豊岡市役所出張所○

加古川市
加古川支店
加古川市加古川町寺家町 53-2
東加古川支店
加古川市平岡町新在家 2-273-2
別府出張所
加古川市別府町緑町 1
加古川駅前出張所○
加古川市民病院出張所○
加古川市役所出張所○
神野中央ショッピングセンター出張所○
コープ神吉出張所○
サティ加古川店出張所○
鶴池タウン出張所○

龍野市
龍野支店
龍野市龍野町富永 288-3
龍野市役所出張所○

西脇市
西脇支店
西脇市西脇 951
ダイエーふうしゃ本社ビル店出張所○
西脇市役所出張所○

宝塚市
逆瀬川支店
宝塚市逆瀬川 1-1-11
宝塚支店
宝塚市栄町 2-1-2
イズミヤ小林店出張所○
逆瀬台出張所○
すみれガ丘出張所○
宝塚市役所出張所○
仁川駅前出張所○

三木市
三木支店
三木市本町 2-3-12
緑が丘支店
三木市緑が丘町本町 1-1-7
コープ志染出張所○
三木市役所出張所○
三木ジャスコ出張所○

高砂市
曽根出張所
高砂市曽根町字前浜 2241-2
高砂支店
高砂市高砂町浜田町 2-3-5
アスパ高砂出張所○
コープ高砂出張所○
高砂市民病院出張所○
高砂市役所出張所○

川西市
川西支店
川西市小花 1-7-9
川西市役所出張所○
多田駅前出張所○

三田市
ウッディタウン出張所
三田市すずかけ台 2-3-1
三田支店
三田市中央町 4-1
フラワータウン出張所
三田市弥生が丘 1-1-1
関西学院神戸三田キャンパス出張所○
三田カルチャータウン出張所○
三田市民病院出張所○
三田市役所出張所○
モールラフィーネ出張所○

加西市
北条支店
加西市北条町北条 910
加西市役所出張所○

篠山市
篠山支店
篠山市二階町 60

川辺郡
日生中央出張所○

揖保郡
新宮出張所○

滋賀県
草津出張所○

奈良県
生駒支店
生駒市元町 1-13-1
学園前支店
奈良市学園北 1-1-1-100
奈良支店
奈良市角振町 35
平城支店
奈良市右京 1-3-4
大和王寺支店
北葛城郡王寺町王寺 2-6-11
大和郡山支店
大和郡山市南郡山町 529-2
アントレ生駒出張所○
近畿大学奈良病院出張所○
西大寺出張所○
東生駒出張所○

和歌山県
和歌山支店
和歌山市六番丁 10
林間田園都市駅出張所○

岡山県
岡山支店
岡山市本町 3-6-101

広島県
尾道支店
尾道市土堂 1-8-3
広島支店
広島市中区紙屋町 1-3-2
呉出張所○
広島北出張所○

山口県

下関支店
下関市竹崎町 1-15-20

香川県

高松支店
高松市兵庫町 10-4

愛媛県

新居浜支店
新居浜市中須賀町 1-7-33
住友別子病院出張所○

福岡県

大牟田支店
大牟田市栄町 1-2-1
北九州支店
北九州市小倉北区魚町 1-5-16
久留米支店
久留米市日吉町 15-52
天神町支店
福岡市中央区天神 2-11-1
福岡支店
福岡市博多区博多駅前 1-1-1
店屋町三井ビル出張所○
東芝福岡ビル出張所○
パピヨン 24 出張所○
福岡中央出張所○

佐賀県

佐賀支店
佐賀市八幡小路 2-3

熊本県

熊本支店
熊本市魚屋町 2-1

大分県

大分支店
大分市中央町 1-3-22
立命館アジア太平洋大学共同出張所○

鹿児島県

鹿児島支店
鹿児島市大黒町 4-4

公務部

東京公務部
東京都港区虎ノ門 1-6-12
大阪公務部
大阪府大阪市中央区北浜 4-7-19
神戸公務部
兵庫県神戸市中央区浪花町 56

個人債権管理センター

目黒三田個人債権管理センター出張所
東京都目黒区三田 2-4-9
上野個人債権管理センター出張所
東京都台東区柳橋 2-6-2
難波個人債権管理センター出張所
大阪府大阪市浪速区難波中 1-12-5
梅田個人債権管理センター出張所
大阪府大阪市北区曽根崎新地 1-4-10

外為事務部

東京外為センター
東京都千代田区九段南 1-5-3
大阪外為センター
大阪府大阪市西区靭本町 1-7-7

ローンプラザ

東日本

仙台ローンプラザ
宮城県仙台市青葉区中央 2-2-6
大宮ローンプラザ
埼玉県さいたま市大宮区大門町 2-107
川口ローンプラザ
埼玉県川口市本町 4-1-8
川越ローンプラザ
埼玉県川越市新富町 2-24-4
越谷ローンプラザ
埼玉県越谷市弥生町 14-21
志木ローンプラザ
埼玉県新座市東北 2-35-17
所沢ローンプラザ
埼玉県所沢市日吉町 9-16
柏ローンプラザ
千葉県柏市柏 1-2-38
千葉ローンプラザ
千葉県千葉市中央区富士見 2-2-2
船橋ローンプラザ
千葉県船橋市本町 4-45-23
松戸ローンプラザ
千葉県松戸市本町 11-5
池袋ローンプラザ
東京都豊島区南池袋 2-27-8
葛西ローンプラザ
東京都江戸川区中葛西 5-34-8
蒲田ローンプラザ
東京都大田区西蒲田 5-26-5
吉祥寺ローンプラザ
東京都武蔵野市吉祥寺南町 1-8-1
経堂ローンプラザ
東京都世田谷区経堂 1-21-13
錦糸町ローンプラザ
東京都墨田区江東橋 4-27-14
国分寺ローンプラザ
東京都国分寺市本町 2-12-2
渋谷ローンプラザ
東京都渋谷区宇田川町 28-4
住宅ローン開発センター東京
東京都新宿区西新宿 1-20-2
新宿ローンプラザ
東京都新宿区西新宿 1-7-1
立川ローンプラザ
東京都立川市曙町 2-13-1
調布ローンプラザ
東京都調布市布田 1-37-12
練馬ローンプラザ
東京都練馬区練馬 1-4-5
八王子ローンプラザ
東京都八王子市横山町 5-15
町田ローンプラザ
東京都町田市原町田 6-3-8
丸ノ内ローンプラザ
東京都千代田区丸の内 3-4-1
厚木ローンプラザ
神奈川県厚木市中町 2-3-5
上大岡ローンプラザ
神奈川県横浜市港南区上大岡西 2-9-9
たまプラーザローンプラザ
神奈川県横浜市青葉区美しが丘 5-1-1
綱島ローンプラザ
神奈川県横浜市港北区綱島西 1-7-16
藤沢ローンプラザ
神奈川県藤沢市藤沢 555
溝ノ口ローンプラザ
神奈川県川崎市高津区溝口 1-9-1
横浜ローンプラザ
神奈川県横浜市西区南幸 1-12-7
名古屋ローンプラザ
愛知県名古屋市中区錦 2-18-24

西日本

梅田ローンプラザ
大阪府大阪市北区芝田 1-1-4
門真ローンプラザ
大阪府門真市末広町 41-1
堺ローンプラザ
大阪府堺市一条通 20-1
佐野ローンプラザ
大阪府泉佐野市上町 3-11-14
住宅ローン開発センター大阪
大阪府大阪市中央区今橋 2-1-7
千里中央ローンプラザ
大阪府豊中市新千里東町 1-5-3
高槻ローンプラザ
大阪府高槻市白梅町 4-1
豊中ローンプラザ
大阪府豊中市本町 1-9-1
難波ローンプラザ
大阪府大阪市浪速区難波中 1-10-4
枚方ローンプラザ
大阪府枚方市岡東町 5-23
松原ローンプラザ
大阪府松原市高見の里 4-766
京都ローンプラザ
京都府京都市下京区四条通烏丸東入長刀鉾町 8
明石ローンプラザ
兵庫県明石市大明石町 1-5-4
加古川ローンプラザ
兵庫県加古川市加古川町溝之口 510-51
川西ローンプラザ
兵庫県川西市中央町 7-18
甲南ローンプラザ
兵庫県神戸市東灘区甲南町 3-9-24
西神中央ローンプラザ
兵庫県神戸市西区糀台 5-10-2
三宮ローンプラザ
兵庫県神戸市中央区三宮町 1-5-1
垂水ローンプラザ
兵庫県神戸市垂水区向陽 1-4-28
塚口ローンプラザ
兵庫県尼崎市南塚口町 2-1-2-3-11
西宮北口ローンプラザ
兵庫県西宮市甲風園 1-5-24
阪神西宮ローンプラザ
兵庫県西宮市六湛寺町 14-5
姫路ローンプラザ
兵庫県姫路市博労町 91
三田ローンプラザ
兵庫県三田市中央町 4-41
学園前ローンプラザ
奈良県奈良市学園北 1-1-1-100
福岡ローンプラザ
福岡県福岡市博多区博多駅前 1-1-1

法人営業部

東日本

札幌法人営業部
北海道札幌市中央区北一条西 4-2-2
東北法人営業部
宮城県仙台市青葉区中央 2-2-6
北関東法人営業部
群馬県前橋市本町 2-1-16
栃木県小山市城山町 3-4-1
群馬県高崎市栄町 16-11
大宮法人営業部
埼玉県さいたま市大宮区大門町 2-107
春日部法人営業部
埼玉県春日部市中央 1-1-4
川口法人営業部
埼玉県川口市栄町 3-5-1
川越法人営業部
埼玉県川越市脇田町 105
熊谷法人営業部
埼玉県熊谷市本町 1-104
志木法人営業部
埼玉県新座市東北 2-35-17
所沢法人営業部
埼玉県所沢市日吉町 11-5
柏法人営業部
千葉県柏市柏 1-2-38
茨城県取手市取手 2-10-15
木更津法人営業部
千葉県木更津市大和 1-1-3
千葉法人営業部
千葉県千葉市中央区富士見 2-2-2
船橋法人営業部
千葉県船橋市本町 1-7-1
青山法人営業部
東京都港区南青山 3-1-30
赤坂法人営業第一部
東京都港区赤坂 3-3-3
赤坂法人営業第二部
東京都港区赤坂 3-3-3
浅草法人営業部
東京都台東区雷門 2-17-12
浅草橋法人営業部
東京都中央区日本橋馬喰町 2-1-1
飯田橋法人営業部
東京都新宿区揚場町 1-18
池袋法人営業部
東京都豊島区西池袋 1-21-7
池袋東口法人営業部
東京都豊島区南池袋 2-27-9
上野法人営業第一部
東京都台東区台東 4-11-4
上野法人営業第二部
東京都台東区台東 4-11-4
王子法人営業部
東京都北区王子 1-16-2
大塚法人営業部
東京都文京区大塚 4-45-11
大森法人営業部
東京都大田区山王 2-3-4
葛西法人営業部
東京都江戸川区中葛西 5-34-8
蒲田法人営業部
東京都大田区蒲田 5-41-8
神田駅前法人営業部
東京都千代田区鍛冶町 2-2-1
神田法人営業第一部
東京都千代田区神田小川町 1-1
神田法人営業第二部
東京都千代田区神田小川町 1-1

吉祥寺法人営業部
東京都武蔵野市吉祥寺本町 1-7-5

経堂法人営業部
東京都世田谷区経堂 1-21-13

京橋法人営業部
東京都中央区京橋 3-7-1

銀座法人営業第一部
東京都中央区銀座 8-8-5

銀座法人営業第二部
東京都中央区銀座 8-8-5

錦糸町法人営業第一部
東京都墨田区江東橋 4-27-14

錦糸町法人営業第二部
東京都墨田区江東橋 4-27-14

小石川法人営業部
東京都文京区小石川 1-15-17

高円寺法人営業部
東京都杉並区高円寺南 4-27-12

麹町法人営業部
東京都千代田区麹町 6-6

五反田法人営業第一部
東京都品川区東五反田 1-14-10

五反田法人営業第二部
東京都品川区東五反田 1-14-10

渋谷法人営業第一部
東京都渋谷区宇田川町 28-4

渋谷法人営業第二部
東京都渋谷区宇田川町 28-4

自由が丘法人営業部
東京都目黒区自由が丘 2-11-4

新小岩法人営業部
東京都葛飾区新小岩 1-48-18

新宿法人営業部
東京都新宿区新宿 3-24-1

新宿通法人営業部
東京都新宿区新宿 3-14-5

新宿西口法人営業第一部
東京都新宿区西新宿 2-1-1

新宿西口法人営業第二部
東京都新宿区西新宿 2-1-1

新橋法人営業第一部
東京都港区新橋 1-8-3

新橋法人営業第二部
東京都港区新橋 1-8-3

浜松町法人営業部
東京都港区浜松町 2-4-1

千住法人営業部
東京都足立区千住 2-55

高田馬場法人営業部
東京都新宿区高田馬場 1-27-7

立川法人営業部
東京都立川市曙町 2-6-11

田無法人営業部
東京都西東京市田無町 4-27-13

築地法人営業部
東京都中央区築地 2-11-24

東京公務法人営業部
東京都港区虎ノ門 1-6-12

東京中央法人営業第一部
東京都中央区八重洲 1-3-3

東京中央法人営業第二部
東京都中央区八重洲 1-3-3

ときわ台法人営業部
東京都板橋区常盤台 1-44-6

日本橋法人営業第一部
東京都中央区日本橋室町 2-1-1

日本橋法人営業第二部
東京都中央区日本橋室町 2-1-1

日本橋中央法人営業第一部
東京都中央区日本橋 2-7-9

日本橋中央法人営業第二部
東京都中央区日本橋 2-7-9

日本橋中央法人営業第三部
東京都中央区日本橋 2-7-9

日本橋東法人営業部
東京都中央区日本橋茅場町 1-13-12

人形町法人営業部
東京都中央区日本橋大伝馬町 5-7

練馬法人営業部
東京都練馬区豊玉北 5-17-14

旗ノ台法人営業部
東京都品川区旗の台 1-4-15

八王子法人営業部
東京都八王子市旭町 8-1

日比谷法人営業部
東京都港区西新橋 1-3-12

日比谷通法人営業部
東京都港区西新橋 1-15-1

府中法人営業部
東京都府中市宮町 1-41

法人戦略営業第一部
東京都千代田区丸の内 1-3-2

本店法人営業部
東京都千代田区有楽町 1-1-2

町田法人営業部
東京都町田市原町田 6-3-8

丸ノ内法人営業部
東京都千代田区丸の内 3-4-1

三田通法人営業部
東京都港区芝 5-28-1

目黒法人営業部
東京都品川区上大崎 2-25-5

厚木法人営業部
神奈川県厚木市中町 2-3-5

神奈川公務法人営業部
神奈川県横浜市西区みなとみらい 2-3-3

川崎法人営業部
神奈川県川崎市川崎区砂子 1-8-1

新横浜法人営業部
神奈川県横浜市港北区新横浜 3-7-3

鶴見法人営業部
神奈川県横浜市鶴見区豊岡町 8-26

平塚法人営業部
神奈川県平塚市明石町 9-1
神奈川県小田原市栄町 2-8-41

藤沢法人営業部
神奈川県藤沢市藤沢 555

溝ノ口法人営業部
神奈川県川崎市高津区溝口 1-9-1

横浜駅前法人営業第一部
神奈川県横浜市西区北幸 1-3-23

横浜駅前法人営業第二部
神奈川県横浜市西区北幸 1-3-23

横浜法人営業部
神奈川県横浜市中区羽衣町 1-3-10

新潟法人営業部
新潟県新潟市東大通 1-4-2

富山法人営業部
富山県富山市中央通り 1-1-23

金沢法人営業部
石川県金沢市下堤町 7

福井法人営業部
福井県福井市大手 3-4-7

甲府法人営業部
山梨県甲府市丸の内 2-29-1

上田法人営業部
長野県上田市中央 2-1-18

諏訪法人営業部
長野県諏訪市諏訪 1-5-25

長野法人営業部
長野県長野市問御所町 1267-1

岐阜法人営業部
岐阜県岐阜市神田町 7-9

静岡法人営業部
静岡県静岡市追手町 7-4

浜松法人営業部
静岡県浜松市砂山町 325-6

上前津法人営業部
愛知県名古屋市中区大須 3-46-24

刈谷法人営業部
愛知県刈谷市東陽町 2-18-1

豊橋法人営業部
愛知県豊橋市広小路 3-49

名古屋法人営業第一部
愛知県名古屋市中区錦 2-18-19

名古屋法人営業第二部
愛知県名古屋市中区錦 2-18-19

名古屋法人営業第三部
愛知県名古屋市中区錦 2-18-19

西日本

泉大津法人営業部
大阪府泉大津市旭町 20-2

立売堀法人営業部
大阪府大阪市西区立売堀 4-1-20

茨木法人営業部
大阪府茨木市永代町 7-6

今里法人営業部
大阪府大阪市東成区大今里西 2-17-19

梅田法人営業第一部
大阪府大阪市北区角田町 8-47

梅田法人営業第二部
大阪府大阪市北区角田町 8-47

大阪公務法人営業部
大阪府大阪市中央区北浜 4-7-19

大阪中央法人営業第一部
大阪府大阪市中央区高麗橋 1-8-13

大阪中央法人営業第二部
大阪府大阪市中央区高麗橋 1-8-13

大阪西法人営業部
大阪府大阪市西区新町 1-9-2

門真法人営業部
大阪府門真市末広町 41-1

岸和田法人営業部
大阪府岸和田市五軒屋町 15-10

粉浜法人営業部
大阪府大阪市住之江区粉浜 2-14-27

堺法人営業部
大阪府堺市三国ヶ丘御幸通 152

十三法人営業部
大阪府大阪市淀川区十三本町 1-6-27

城東法人営業部
大阪府大阪市城東区蒲生 4-22-12

新大阪法人営業部
大阪府大阪市淀川区宮原 4-1-6

船場法人営業第一部
大阪府大阪市中央区南船場 3-10-19

船場法人営業第二部
大阪府大阪市中央区南船場 3-10-19

玉造法人営業部
大阪府大阪市中央区玉造 1-5-12

天下茶屋法人営業部
大阪府大阪市西成区潮路 1-1-5

天王寺駅前法人営業第一部
大阪府大阪市天王寺区堀越町 16-10

天王寺駅前法人営業第二部
大阪府大阪市天王寺区堀越町 16-10

天満橋法人営業部
大阪府大阪市中央区天満橋京町 2-13

天六法人営業部
大阪府大阪市北区天神橋 6-3-16

堂島法人営業第一部
大阪府大阪市北区堂島 1-6-20

堂島法人営業第二部
大阪府大阪市北区堂島 1-6-20

道頓堀法人営業部
大阪府大阪市西区南堀江 1-4-11

豊中法人営業部
大阪府豊中市本町 1-9-1

難波法人営業第一部
大阪府大阪市中央区難波 5-1-60

難波法人営業第二部
大阪府大阪市中央区難波 5-1-60

西野田法人営業部
大阪府大阪市福島区大開 1-14-16

東大阪法人営業第一部
大阪府東大阪市長堂 1-5-1

東大阪法人営業第二部
大阪府東大阪市長堂 1-5-1

枚方法人営業部
大阪府枚方市岡東町 21-10

備後町法人営業部
大阪府大阪市中央区道修町 4-1-1

深江橋法人営業部
大阪府大阪市城東区永田 4-17-12

藤井寺法人営業部
大阪府藤井寺市岡 1-15-8

法人戦略営業第二部
大阪府大阪市中央区北浜 4-6-5

御堂筋法人営業部
大阪府大阪市中央区久太郎町 3-5-19

南森町法人営業部
大阪府大阪市北区南森町 2-1-29

京都法人営業第一部
京都府京都市中京区烏丸通三条下ル
饅頭屋町 604

京都法人営業第二部
京都府京都市中京区烏丸通三条下ル
饅頭屋町 604

京都法人営業第三部
京都府京都市中京区烏丸通三条下ル
饅頭屋町 604

明石法人営業部
兵庫県明石市大明石町 1-5-4

尼崎法人営業部
兵庫県尼崎市昭和通 3-90-1

伊丹法人営業部
兵庫県伊丹市中央 3-5-23

加古川法人営業部
兵庫県加古川市加古川町寺家町 53-2

神戸法人営業第一部
兵庫県神戸市中央区浪花町 56

神戸法人営業第二部
兵庫県神戸市中央区浪花町 56

神戸法人営業第三部
兵庫県神戸市中央区浪花町 56

神戸公務法人営業部
兵庫県神戸市中央区浪花町 56

三田篠山法人営業部
兵庫県三田市中央町 4-1
兵庫県篠山市二階町 60

洲本法人営業部
兵庫県洲本市本町 4-5-10

豊岡法人営業部
兵庫県豊岡市元町 12-1

西宮法人営業部
兵庫県西宮市六湛寺町 14-12

北播磨法人営業部
兵庫県西脇市西脇 951
兵庫県三木市本町 2-3-12
兵庫県加西市北条町北条 910

東神戸法人営業部
兵庫県神戸市東灘区御影本町 4-10-4
姫路法人営業第一部
兵庫県姫路市呉服町 54
兵庫県龍野市龍野町富永 288-3
姫路法人営業第二部
兵庫県姫路市呉服町 54
兵庫法人営業部
兵庫県神戸市兵庫区湊町 4-2-10
奈良法人営業部
奈良県奈良市角振町 35
和歌山法人営業部
和歌山県和歌山市六番丁 10
岡山法人営業部
岡山県岡山市本町 3-6-101
尾道法人営業部
広島県尾道市土堂 1-8-3
広島法人営業部
広島県広島市中区紙屋町 1-3-2
下関法人営業部
山口県下関市竹崎町 1-15-20
高松法人営業部
香川県高松市兵庫町 10-4
四国法人営業部
愛媛県新居浜市中須賀町 1-7-33
愛媛県松山市千舟町 4-5-4
大牟田法人営業部
福岡県大牟田市栄町 1-2-1
北九州法人営業部
福岡県北九州市小倉北区魚町 1-5-16
福岡法人営業第一部
福岡県福岡市博多区博多駅前 1-1-1
福岡法人営業第二部
福岡県福岡市博多区博多駅前 1-1-1
佐賀法人営業部
佐賀県佐賀市八幡小路 2-3
長崎県長崎市万才町 3-5
熊本法人営業部
熊本県熊本市魚屋町 2-1
大分法人営業部
大分県大分市中央町 1-3-22
鹿児島法人営業部
鹿児島県鹿児島市大黒町 4-4

ビジネスサポートプラザ

東日本

大宮ビジネスサポートプラザ
埼玉県さいたま市大宮区大門町 2-107
赤羽ビジネスサポートプラザ
東京都北区赤羽 2-1-15
池袋ビジネスサポートプラザ
東京都豊島区西池袋 1-21-7
上野ビジネスサポートプラザ
東京都台東区台東 4-11-4
蒲田ビジネスサポートプラザ
東京都大田区蒲田 5-41-8
神田ビジネスサポートプラザ
東京都千代田区神田小川町 1-1
銀座ビジネスサポートプラザ
東京都中央区銀座 6-10-15
錦糸町ビジネスサポートプラザ
東京都墨田区江東橋 4-27-14
小岩ビジネスサポートプラザ
東京都江戸川区南小岩 7-23-10
麹町ビジネスサポートプラザ
東京都千代田区麹町 6-6
五反田ビジネスサポートプラザ
東京都品川区東五反田 1-14-10
渋谷駅前ビジネスサポートプラザ
東京都渋谷区道玄坂 1-2-2
自由が丘ビジネスサポートプラザ
東京都目黒区自由が丘 2-11-4
新宿通ビジネスサポートプラザ
東京都新宿区新宿 3-14-5
新宿西口ビジネスサポートプラザ
東京都新宿区西新宿 1-7-1
千住ビジネスサポートプラザ
東京都足立区千住 2-55
中野ビジネスサポートプラザ
東京都中野区中野 5-64-3
日本橋中央ビジネスサポートプラザ
東京都中央区日本橋 2-7-9
練馬ビジネスサポートプラザ
東京都練馬区豊玉北 5-17-14
東日本ビジネスサポートプラザ
東京都新宿区西新宿 1-7-1
三田通ビジネスサポートプラザ
東京都港区芝 5-28-1
厚木ビジネスサポートプラザ
神奈川県厚木市中町 2-3-5
川崎ビジネスサポートプラザ
神奈川県川崎市川崎区砂子 1-8-1
鶴見ビジネスサポートプラザ
神奈川県横浜市鶴見区豊岡町 8-26
東日本ビジネスサポートプラザ
東京都新宿区西新宿 1-7-1
神奈川県横浜市中区本町 2-20
溝ノ口ビジネスサポートプラザ
神奈川県川崎市高津区溝口 1-9-1
横浜駅前ビジネスサポートプラザ
神奈川県横浜市西区北幸 1-3-23
名古屋駅前ビジネスサポートプラザ
愛知県名古屋市中村区名駅 1-2-5

西日本

阿倍野ビジネスサポートプラザ
大阪府大阪市阿倍野区阿倍野筋 1-1-43
梅田ビジネスサポートプラザ
大阪府大阪市北区角田町 8-47
鳳ビジネスサポートプラザ
大阪府堺市鳳東町 4-307
貝塚ビジネスサポートプラザ
大阪府貝塚市海塚 254
京阪京橋ビジネスサポートプラザ
大阪府大阪市都島区東野田町 2-4-19
十三ビジネスサポートプラザ
大阪府大阪市淀川区十三本町 1-6-27
天六ビジネスサポートプラザ
大阪府大阪市北区天神橋 6-3-16
豊中ビジネスサポートプラザ
大阪府豊中市本町 1-9-1
西日本ビジネスサポートプラザ
大阪府大阪市北区角田町 8-47
西野田ビジネスサポートプラザ
大阪府大阪市福島区大開 1-14-16
日本一ビジネスサポートプラザ
大阪府大阪市中央区日本橋 1-17-17
東大阪ビジネスサポートプラザ
大阪府東大阪市長堂 1-5-1
東神戸ビジネスサポートプラザ
兵庫県神戸市東灘区御影本町 4-10-4
備後町ビジネスサポートプラザ
大阪府大阪市中央区道修町 4-1-1
松原ビジネスサポートプラザ
大阪府松原市高見の里 4-766
守口ビジネスサポートプラザ
大阪府守口市京阪本通 1-1-4
京都ビジネスサポートプラザ
京都府京都市下京区四条通烏丸東入
長刀鉾町 8
明石ビジネスサポートプラザ
兵庫県明石市大明石町 1-5-4
尼崎ビジネスサポートプラザ
兵庫県尼崎市昭和通 3-90-1
三宮ビジネスサポートプラザ
兵庫県神戸市中央区三宮町 1-5-1
西日本ビジネスサポートプラザ
大阪府大阪市北区角田町 8-47
兵庫県神戸市中央区三宮町 1-5-1
西宮ビジネスサポートプラザ
兵庫県西宮市六湛寺町 14-12
兵庫ビジネスサポートプラザ
兵庫県神戸市兵庫区湊町 4-2-10

店舗再編状況

店舗統合（平成15年6月30日現在）

（統合実施済み）

店番号	統合店	店番号	継承店
357	青葉台南支店	579	青葉台支店
269	赤坂山王支店	825	赤坂支店
540	明石駅前支店	425	明石支店
829	赤羽東支店	226	赤羽支店
033	浅草西支店	230	浅草支店
241	浅草橋南支店	614	浅草橋支店
857	あざみ野西支店	573	あざみ野支店
538	芦屋北口支店	380	芦屋駅前支店
343	厚木北支店	595	厚木支店
670	飯田橋西口支店	888	飯田橋支店
754	池田南口支店	153	池田支店
545	生駒東支店	773	生駒支店
746	伊勢佐木町支店	321	横浜中央支店
534	伊丹東支店	355	伊丹支店
262	市ヶ谷支店	888	飯田橋支店
405	一宮支店	402	名古屋駅前支店
071	市原支店	066	千葉支店
478	伊東支店	862	小田原支店
	イトーヨーカドー葛西店出張所	823	葛西支店
752	茨木東口支店	169	茨木支店
520	今里南支店	105	今里支店
047	入間支店	516	小手指支店
727	歌島橋西支店	126	歌島橋支店
872	梅島支店	248	千住支店
430	梅田南支店	136	大阪駅前支店
806	浦和駅前支店	040	浦和支店
686	海老名出張所	595	厚木支店
876	大泉駅前支店	608	大泉支店
826	大井町支店	785	大森支店
866	大口支店	578	東神奈川支店
530	大阪北支店	127	梅田支店
263	大塚駅前支店	227	大塚支店
914	大宮西支店	514	大宮支店
236	大森西口支店	785	大森支店
229	御徒町支店	779	上野支店
017	岡谷支店	018	諏訪支店
601	岡山東支店	651	岡山支店
802	小樽支店	301	札幌支店
824	お花茶屋支店	231	葛飾支店
310	オリンピック湘南支店	565	平塚支店
336	学芸大学駅東支店	094	学芸大学駅前支店
722	鹿児島南支店	508	鹿児島支店
342	柏東口支店	498	柏支店
286	春日支店	813	小石川支店
903	春日部駅前支店	005	春日部支店
043	加須支店	005	春日部支店
035	葛飾東支店	231	葛飾支店
820	金町支店	691	綾瀬支店
787	蒲田東支店	239	蒲田支店
838	上大岡駅前支店	566	上大岡支店
782	亀戸北支店	254	亀戸支店
324	川崎駅前支店	755	川崎支店
577	河内小阪支店	166	小阪支店
060	かわつる出張所	058	坂戸支店
537	川西南支店	356	川西支店
024	神田小川町支店	219	神田支店
281	神田橋支店	219	神田支店
062	菊川支店	615	錦糸町支店
766	岸和田駅前支店	171	岸和田支店
309	吉祥寺北支店	845	吉祥寺支店
359	行徳駅前支店	206	行徳支店
511	京都中央支店	496	京都支店
214	銀座通支店	026	銀座支店
243	錦糸町南支店	615	錦糸町支店
088	九段営業部	200	本店営業部
256	京成小岩支店	643	小岩支店
822	小岩南支店	643	小岩支店
815	高円寺北口支店	089	高円寺支店
902	高座渋谷支店	347	大和支店
584	甲東園出張所	376	甲東支店
521	神戸中央支店	500	神戸営業部
135	高麗橋支店	710	大阪中央支店
885	小金井南支店	848	小金井支店
666	国分寺西代理店	666	国立支店
713	小倉支店	704	北九州支店
233	五反田西口支店	653	五反田支店
367	駒ヶ林支店	400	長田支店
765	金剛北支店	194	金剛支店
771	西大寺支店	546	学園前支店
561	堺北支店	178	堺支店
414	栄町支店	500	神戸営業部
539	逆瀬川駅前支店	378	逆瀬川支店
600	桜上水支店	255	下高井戸支店
075	佐倉南代理店	075	佐倉支店
580	笹塚北支店	921	笹塚支店
801	札幌大通支店	301	札幌支店
385	三軒茶屋支店	788	世田谷支店
410	三神ビル出張所	410	三宮支店
587	三田中央支店	391	三田支店
522	三宮南支店	410	三宮支店
510	志木支店	349	新座志木支店
515	四条大宮支店	496	京都支店
476	静岡北支店	332	静岡支店
680	品川駅前支店	623	三田通支店
265	芝支店	679	浜松町支店
654	渋谷西出張所	654	渋谷支店

店番号	統合店	店番号	継承店
323	自由が丘東支店	655	自由が丘支店
809	十条支店	226	赤羽支店
519	十三駅前支店	134	十三支店
860	宿河原支店	596	溝ノ口支店
576	新川崎支店	755	川崎支店
086	神宮前支店	654	渋谷支店
652	新小岩南支店	232	新小岩支店
025	新宿新都心支店	259	新宿西口支店
616	神保町支店	219	神田支店
594	新松戸駅前出張所	844	新松戸出張所
550	新百合ヶ丘駅前支店	360	新百合ヶ丘支店
203	新横浜駅前支店	322	新横浜支店
816	巣鴨駅前支店	693	巣鴨支店
257	砂町東特別出張所	150	砂町支店
837	千石支店	228	白山支店
642	千住西支店	248	千住支店
811	仙台駅前支店	311	仙台支店
065	祖師谷支店	222	成城支店
471	代官山支店	654	渋谷支店
028	高崎支店	027	前橋支店
063	高田馬場東支店	273	高田馬場支店
807	立川駅前支店	742	立川支店
068	館山支店	074	木更津支店
882	田無駅前支店	851	田無支店
468	玉造西支店	110	玉造支店
246	千鳥町支店	810	下丸子支店
327	千葉東支店	066	千葉支店
585	塚口北出張所	420	塚口支店
202	月島支店	625	築地支店
406	津島支店	402	名古屋駅前支店
145	綱島東口支店	329	綱島支店
911	鶴見北口支店	572	鶴見支店
446	天六北支店	130	天六支店
250	ときわ台駅前支店	672	ときわ台支店
050	所沢駅前支店	345	所沢支店
350	戸塚北支店	791	戸塚支店
753	豊中本町支店	154	豊中支店
490	豊橋駅前支店	404	豊橋支店
445	中之島西支店	137	中之島支店
790	中野通支店	223	中野支店
401	名古屋中央支店	481	名古屋支店
483	名古屋東口支店	402	名古屋駅前支店
447	難波駅前支店	111	難波支店
331	新潟北支店	007	新潟支店
224	西荻窪南支店	082	西荻窪支店
116	西田辺駅前支店	450	西田辺支店
851	西東京市役所出張所	851	田無支店
479	沼津支店	332	静岡支店
528	寝屋川東支店	157	寝屋川支店
272	幡ヶ谷南支店	669	幡ヶ谷支店

店番号	統合店	店番号	継承店
260	八王子北支店	843	八王子支店
208	羽田支店	785	大森支店
429	浜甲子園支店	582	甲子園支店
279	浜松町北支店	679	浜松町支店
854	羽村出張所	697	福生支店
306	阪急岡本出張所	306	甲南支店
532	阪神尼崎支店	419	尼崎支店
531	阪神西宮支店	370	西宮支店
724	阪神野田支店	119	西野田支店
196	東岸和田出張所	171	岸和田支店
535	姫路北支店	451	姫路支店
764	枚方南口支店	158	枚方支店
768	広島北支店	605	広島支店
827	深川西支店	804	深川支店
716	福岡中央支店	701	福岡支店
745	藤井寺駅前支店	162	藤井寺支店
861	藤沢北支店	346	藤沢支店
606	富士見ヶ丘支店	638	永福町支店
251	府中駅前支店	628	府中支店
472	船橋駅前支店	325	船橋支店
636	本所支店	615	錦糸町支店
612	本町支店	695	日本橋支店
252	町田駅前支店	847	町田支店
892	松戸西口支店	497	松戸支店
016	松本支店	·018	諏訪支店
631	丸ノ内仲通支店	245	丸ノ内支店
207	瑞穂支店	482	上前津支店
205	みずほ台支店	354	志木ニュータウン支店
326	溝ノ口駅前支店	596	溝ノ口支店
683	三鷹駅前支店	247	三鷹支店
524	湊川南支店	320	兵庫支店
687	南青山支店	258	青山支店
172	南戸塚代理店	172	港南台支店
503	都島支店	130	天六支店
358	宮崎台南支店	793	宮崎台支店
574	宮前平出張所	793	宮崎台支店
112	向島支店	230	浅草支店
583	武庫之荘駅前出張所	424	武庫之荘支店
267	目黒駅前支店	694	目黒支店
889	本八幡北口支店	077	本八幡支店
240	八重洲通支店	213	日本橋中央支店
415	山手支店	500	神戸営業部
328	横浜西支店	547	横浜駅前支店
474	吉田支店	473	甲府支店
291	四谷支店	218	麹町支店
610	四谷駅前支店	218	麹町支店
525	六甲北支店	421	六甲支店
571	和歌山北支店	542	和歌山支店
896	わらび西口支店	586	わらび支店

海外（平成15年6月30日現在）

店舗数　支店／20　出張所／3　駐在員事務所／14　合計／37*

*他に主要な現地法人を掲載しております

アジア・オセアニア

○香港支店
7th & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China

○上海支店
30F, HSBC Tower, 101 Yin Cheng East Road, Pudong New Area, Shanghai, The People's Republic of China

○天津支店
Room No. 1210, Tianjin International Building, No. 75 Nan Jing Lu, Tianjin, The People's Republic of China

○広州支店
31F, Office Tower, CITIC Plaza, 233 Tianhe North Road, Guangzhou, The People's Republic of China

○蘇州支店
10th Floor-D, Kings Tower, 12 Shishan Road, Suzhou New District, Suzhou, Jiangsu, The People's Republic of China

○中国総代表処
2902, Jing Guang Centre, Hujialou, Chaoyang District, Beijing, The People's Republic of China

○大連駐在員事務所
Senmao Building F, 147 Zhongshan Lu, Dalian, The People's Republic of China

○重慶駐在員事務所
3F, Holiday Inn Yangtze Chongqing, 15 Nan Ping Bei Lu, Chongqing, The People's Republic of China

○瀋陽駐在員事務所
Room No. 606, Gloria Plaza Hotel Shenyang, No. 32 Yingbin Street, Shenhe District, Shenyang, The People's Republic of China

○台北支店
Aurora International Building 9F, No. 2, Hsin Yi Rd. Sec. 5, Taipei, Taiwan

○ソウル支店
Young Poong Bldg. 7F, 33, Seorin-dong, Jongno-gu, Seoul, 110-752, Korea

○シンガポール支店
3 Temasek Avenue #06-01, Centennial Tower, Singapore 039190, The Republic of Singapore

○ラブアン支店
Level 12 (B&C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Labuan, Federal Territory, Malaysia

○ラブアン支店
クアラルンプール出張所
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia

○クアラルンプール駐在員事務所
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia

○インドネシア三井住友銀行
Summitmas II, 10th Floor, Jl. Jendral Sudirman Kav. 61-62, Jakarta 12190, Indonesia

○ジャカルタ駐在員事務所
Summitmas II, 8th Floor, Jl. Jendral. Sudirman Kav. 61-62, Jakarta 12190, Indonesia

○ホーチミン駐在員事務所
Unit C, 4th Floor, OSIC Building, 8 Nguyen Hue Street, District 1, Ho Chi Minh City, Vietnam

○ヤンゴン駐在員事務所
Room Number 717/718, Traders Hotel No. 223, Sule Pagoda Road, Yangon, Myanmar

○バンコック支店
Boon-Mitr Building, 138 Silom Road, Bangkok 10500, Thailand

○アユタヤ支店
3rd Floor, Bank of Asia Building, 5-255, Pailing, Ayudhya District, Ayudhya Province, Thailand

○チョンブリ支店
6th Floor, Bangkok Bank Building, 98, Sukhumvit Road, Sriracha District, Chonburi Province, Thailand

○マニラ駐在員事務所
20th Floor, Rufino Pacific Tower, 6784 Ayala Avenue, Makati City, Metro Manila, The Philippines

○ムンバイ支店
15th Floor, Jolly Maker Chambers No. 2, 225, Nariman Point, Mumbai 400021, India

○ニューデリー支店
Dr. Gopal Das Bhawan, Ground Floor, 28 Barakhamba Road, New Delhi 110001, India

○三井住友ファイナンス・オーストラリア
Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia

アメリカ

○ニューヨーク支店
277 Park Avenue, New York, NY 10172, U.S.A.

○ケイマン支店
P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands

○ニューヨーク支店
ロスアンゼルス出張所
777 South Figueroa Street, Suite 2600, Los Angeles, CA 90017, U.S.A.

○ニューヨーク支店
サンフランシスコ出張所
555 California Street, Suite 3350, San Francisco, CA 94104, U.S.A.

○マニュファクチャラーズ銀行
<corporate headquarters>
515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.

○カナダ三井住友銀行
Ernst & Young Tower, Suite 1400, P.O.Box 172, Toronto Dominion Centre, Toronto, Ontario, M5K 1H6, Canada

○ブラジル三井住友銀行
Avenida Paulista, 37-12° andar Paraiso, Sao Paulo, Brazil

ヨーロッパ・アフリカ・中東

○ロンドン支店（注）
Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.

○欧州三井住友銀行
Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.

○デュッセルドルフ支店
Prinzenallee 7, 40549 Düsseldorf, Federal Republic of Germany

○ブラッセル支店
Avenue des Arts, 58, Bte. 18, 1000 Brussels, Belgium

○パリ支店
20, Rue de la Ville l'Evêque, 75008 Paris, France

○マドリード駐在員事務所
Serrano 16, 28001 Madrid, Spain

○三井住友ファイナンス・ダブリン
La Touche House, I.F.S.C., Custom House Docks, Dublin 1, Ireland

○バハレーン駐在員事務所
No. 406 & 407 (Entrance 3, 4th Floor) Manama Centre, Government Road, Manama, State of Bahrain

○テヘラン駐在員事務所
4th Floor, 80 Nezami Gangavi Street, Vali-e-Asr Avenue, Tehran 14348, Islamic Republic of Iran

○カイロ駐在員事務所
Arkadia Building No5 Admin 8th Floor 4, 4A El-Bahr St., Corniche El-Nil, Cairo, Arab Republic of Egypt

○ヨハネスブルグ駐在員事務所
Suite No. 2, Ground Floor, Gleneagles Building, Fairway Office Park, 52 Grosvenor Road, Bryanston, Sandton, South Africa
(Postal address: Private Bag x134 Bryanston 2021, South Africa)

（注）ロンドン支店は欧州三井住友銀行への業務移管終了後閉鎖予定です

三井住友フィナンシャルグループの業務内容

1. 経営管理

銀行、その他銀行法により子会社とすることができる会社の経営管理を行っています。

2. その他

上記の業務に附帯する業務を行っています。

三井住友銀行の業務内容

1. 預金業務

(1) 預金

当座預金、普通預金、貯蓄預金、通知預金、定期預金、別段預金、納税準備預金、非居住者円預金、外貨預金などを取り扱っています。

(2) 譲渡性預金

譲渡可能な定期預金を取り扱っています。

2. 貸出業務

(1) 貸付

手形貸付、証書貸付および当座貸越を取り扱っています。

(2) 手形の割引

銀行引受手形、商業手形および荷付為替手形の割引を取り扱っています。

3. 商品有価証券売買業務

国債等公共債の売買業務を行っています。

4. 有価証券投資業務

預金の支払い準備および資金運用のため、国債、地方債、社債、株式、その他の証券に投資しています。

5. 内国為替業務

送金為替、振込および代金取立等を取り扱っています。

6. 外国為替業務

輸出、輸入および外国送金その他外国為替に関する各種業務を行っています。

7. 金融先物取引等の受託等業務

金融先物・オプション取引、証券先物・オプション取引の受託および金利先渡取引・為替先渡取引業務を行っています。

8. 社債受託および登録業務

社債の募集、管理の受託、担保付社債の担保に関する受託業務および登録に関する業務を行っています。

9. 主な附帯業務

(1) 債務の保証(支払承諾)

(2) 有価証券の貸付

(3) 公共債の引受および窓口販売業務

(4) 金銭債権の取得および譲渡(コマーシャルペーパー等の取り扱い)

(5) 公共債の募集・管理の受託業務

(6) 代理業務(中小企業金融公庫、国民生活金融公庫等の代理貸付業務等)

(7) 金銭出納事務等(地方公共団体の指定金融機関業務、日本銀行代理店業務等、および株式払込金の受入・配当金支払い事務等)

(8) 保護預りおよび貸金庫業務

(9) 両替業務

(10) 金融等デリバティブ・有価証券店頭デリバティブ取引等

(11) 金の売買

(12) 投資信託の受益証券の窓口販売業務

(13) 保険募集業務

□事業内容の変更

平成14年10月より信託業務を開始しています。

業績および財務データ

CONTENTS

業績の概要と分析 …… 72
SMFG連結決算の概要 …… 72
SMBC単体決算の概要 …… 74
グループ企業の再編成 …… 77
(1)持株会社を核とした金融グループの構築 …… 77
(2)合併承継処理の概要（三井住友銀行単体） …… 78

SMFG

連結財務諸表 …… 79
連結貸借対照表 …… 79
連結損益計算書 …… 80
連結剰余金計算書 …… 81
連結キャッシュ・フロー計算書 …… 82
連結財務諸表作成のための基本となる重要な事項 …… 84
注記事項 …… 87
有価証券関係 …… 91
金銭の信託関係 …… 92
その他有価証券評価差額金 …… 92
デリバティブ取引関係 …… 93
セグメント情報 …… 95
財務諸表 …… 96
貸借対照表 …… 96
損益計算書 …… 97
利益処分計算書 …… 97
重要な会計方針 …… 98
注記事項 …… 98
損益の状況（連結） …… 100
資産・負債の状況（連結） …… 103
自己資本比率 …… 105
資本の状況 …… 108

SMBC

連結財務諸表 …… 113
連結貸借対照表 …… 113
連結損益計算書 …… 115
連結剰余金計算書 …… 116
連結キャッシュ・フロー計算書 …… 117
連結財務諸表作成のための基本となる重要な事項 …… 119
注記事項 …… 122
有価証券関係 …… 126
金銭の信託関係 …… 129
その他有価証券評価差額金 …… 130
デリバティブ取引関係 …… 131
セグメント情報 …… 135
財務諸表 …… 137
貸借対照表 …… 137
損益計算書 …… 140
利益処分計算書 …… 141
重要な会計方針 …… 142
注記事項 …… 144
有価証券関係 …… 146
金銭の信託関係 …… 148
デリバティブ取引関係 …… 149
損益の状況（連結） …… 152
資産・負債の状況（連結） …… 155
損益の状況（単体） …… 158
預金（単体） …… 162
貸出（単体） …… 164
証券（単体） …… 169
自己資本比率 …… 171
諸比率（単体） …… 173
資本の状況（単体） …… 174
従業員・店舗の状況（単体） …… 177
その他（単体） …… 178
信託業務の状況（単体） …… 179

旧わかしお銀行

財務ハイライト …… 181
損益の状況 …… 182
預金業務 …… 184
貸出業務 …… 186
証券業務 …… 190
その他業務 …… 192
諸比率、その他 …… 193

業績の概要と分析

平成14年度の三井住友フィナンシャルグループ連結・三井住友銀行単体決算の概要は以下のとおりとなりました。

連結決算の概要

増減の基準となる前年度の計数は、旧三井住友銀行の平成13年度の計数であります。

Ⅰ 業績

平成14年度連結決算は、連結子会社170社(国内124社・海外46社)、持分法適用会社47社(国内20社・海外27社)を対象としています。

平成14年度連結決算は、経営全般にわたる効率化と経営体質の強化に努めてきたことに加え、経費構造の改善にも積極的に取り組み、収益力の強化を図ってきました。その結果、連結粗利益が前年同期比1,063億円増加して2兆1,840億円、営業経費が前年同期比463億円改善して8,892億円となりました。一方で、株価低迷による株式等損益の悪化等に加え、引き続き不良債権処理を進めたことなどから、経常損益は5,157億円の損失となりました。これに特別損益、法人税等、少数株主利益を加減した結果、当期純損益は4,653億円の損失となりました。

また、平成15年3月末の預金残高は、平成14年3月末比2兆549億円減少して62兆9,310億円となり、貸出金残高は同2兆5,626億円減少して61兆829億円となりました。有価証券残高は同3兆4,238億円増加して24兆1,185億円となりました。

資本勘定(純資産)につきましては、当社設立後に4,953億円の増資を実施致しましたが、株価低迷に伴う保有有価証券の時価の下落や当期純損失の計上等の結果、平成14年3月末比4,885億円減少して2兆4,240億円となりました。

□連結子会社・持分法適用会社数

(単位 社)

	平成14年3月末	平成15年3月末	増 減
連結子会社数	144	170	26
持分法適用会社数	38	47	9

□損益の状況

(金額単位 百万円)

	平成13年度	平成14年度	増 減
連結粗利益	2,077,681	2,184,006	106,325
資金利益	1,449,783	1,399,504	△50,279
信託報酬	—	7	7
役務取引等利益	319,532	352,900	33,368
特定取引利益	129,432	205,770	76,338
その他業務利益	178,932	225,823	46,891
営業経費	△935,553	△889,237	46,316
貸倒償却引当費用	△1,703,363	△1,200,904	502,459
貸出金償却	△391,923	△364,605	27,318
個別貸倒引当金繰入額	△681,457	△407,963	273,494
一般貸倒引当金繰入額	△527,445	△250,636	276,809
その他	△102,537	△177,698	△75,161
株式等損益	△17,808	△621,526	△603,718
持分法による投資損益	2,964	5,718	2,754
その他	△4,547	6,193	10,740
経常利益(△は経常損失)	△580,628	△515,749	64,879
特別損益	△23,710	△75,164	△51,454
税金等調整前当期純利益(△は税金等調整前当期純損失)	△604,338	△590,914	13,424
法人税、住民税及び事業税	△101,860	△66,068	35,792
法人税等調整額	289,305	225,190	△64,115
少数株主利益	△46,993	△33,567	13,426
当期純利益(△は当期純損失)	△463,887	△465,359	△1,472
<参考>連結業務純益(金額単位 億円)	9,919	11,310	1,391

(注) 1. 連結粗利益=(資金運用収益−資金調達費用)+信託報酬+(役務取引等収益−役務取引等費用)+(特定取引収益−特定取引費用)+(その他業務収益−その他業務費用)
2. 連結業務純益=三井住友銀行業務純益(一般貸倒引当金繰入前)+他の連結会社の経常利益(臨時要因調整後)+持分法適用会社経常利益×持分割合−内部取引(配当等)

資産・負債・資本勘定

（金額単位　百万円）

	平成14年3月末	平成15年3月末	増　減
資産	108,005,001	104,607,449	△3,397,552
うち貸出金	63,645,586	61,082,946	△2,562,640
うち有価証券	20,694,632	24,118,520	3,423,888
負債	104,108,534	101,186,654	△2,921,880
うち預金	64,985,976	62,931,007	△2,054,969
うち譲渡性預金	6,662,097	4,853,017	△1,809,080
少数株主持分	983,847	996,720	12,873
資本勘定	2,912,619	2,424,074	△488,545

II 有価証券の評価損益

連結子会社である旧三井住友銀行と旧わかしお銀行との合併に際し、消滅銀行である旧三井住友銀行において減損ルールに基づく償却を実施した後、合併期日（平成15年3月17日）に残存含み損を合併差益で処理したことから、合併後の新三井住友銀行においては、同3月17日時点で一旦「その他有価証券」の評価損益はゼロとなりました。その後、期末までの株価下落等により、平成15年3月末の有価証券の評価損益は248億円の評価損になりましたが、平成14年3月末比では4,736億円の大幅な改善となりました。なお、資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は306億円の評価損となりました。

有価証券の評価損益

（金額単位　百万円）

	平成14年3月末			平成15年3月末			
	評価損益	評価益	評価損	評価損益	平成14年3月末比	評価益	評価損
満期保有目的	892	1,262	△370	5,882	4,990	5,988	△105
その他有価証券	△495,507	260,042	△755,549	△30,643	464,864	272,943	△303,587
株式	△509,305	192,620	△701,926	△165,442	343,863	112,952	△278,395
債券	36,459	58,810	△22,351	111,164	74,705	117,093	△5,928
その他	△22,661	8,610	△31,271	23,634	46,295	42,897	△19,263
その他の金銭の信託	△3,825	135	△3,960	△44	3,781	510	△555
合計	△498,440	261,440	△759,881	△24,805	473,635	279,443	△304,248
株式	△509,305	192,620	△701,926	△165,442	343,863	112,952	△278,395
債券	36,634	59,303	△22,669	116,016	79,382	121,945	△5,928
その他	△25,769	9,515	△35,284	24,620	50,389	44,545	△19,925

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

III 連結自己資本比率

平成15年3月末の連結自己資本比率（第一基準）は、10.10％となりました（詳細は105ページの「自己資本比率」をご参照ください）。

自己資本比率の分子となる自己資本は、当社設立後に増資を実施いたしましたが、株価低迷に伴う保有有価証券の時価の下落や当期純損失の計上等により、平成14年3月末比1兆818億円減少し5兆9,789億円となりました。また、分母となるリスク・アセットは、不良債権の処理及び保有株式の売却等に加え、低採算の海外資産の削減や国内資金需要の低迷を主な要因として、平成14年3月末比8兆3,811億円減少し59兆1,668億円となりました。

連結自己資本比率の状況

（金額単位　百万円）

	平成14年3月末	平成15年3月末	増　減
Tier 1（基本的項目）	3,719,366	3,255,936	△463,430
Tier 2（補完的項目）	3,504,772	2,961,619	△543,153
控除項目	△163,331	△238,633	△75,302
自己資本　計	7,060,807	5,978,922	△1,081,885
リスク・アセット	67,548,012	59,166,864	△8,381,148
自己資本比率	10.45%	10.10%	△0.35%

IV 配当政策

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

当期の期末配当につきましては、当期連結業績や引き続き厳しい経済金融環境などを勘案し、当社グループ全体の内部留保の充実に意を用いていく必要があることから、普通株式は1株当たり3,000円といたしました。また、各種優先株式は、それぞれ所定の金額といたしました。

平成13年度については旧三井住友銀行と旧わかしお銀行の単純合算計数を、平成14年度の損益項目については合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。

I 業績

平成14年度は、業務粗利益が前期比1,042億円減少して1兆7,607億円、経費（除く臨時処理分）が314億円減少して6,470億円となりました。これにより、業務純益（除く一般貸倒引当金繰入額）は、前期比728億円減少したものの、1兆1,136億円となり、2期連続で1兆円を上回る水準となりました。

この業務純益（除く一般貸倒引当金繰入額）に、貸倒償却引当費用、株式等損益などの臨時的な損益を加えた後の経常損益は、5,972億円の損失となりました。貸倒償却引当費用については、一般貸倒引当金繰入額を加えた処理額は1兆745億円となり、業務純益（除く一般貸倒引当金繰入額）の範囲内に収まりました。また、株式等損益については、6,357億円の損失となりました。

また、経常損益に特別損益、法人税等の税金を加減した当期純損益は4,783億円の損失となりました。

II 損益の状況

業務粗利益

業務粗利益は前期比1,042億円減少して1兆7,607億円となりました。これは、前期に計上した海外現地法人等からの臨時的な配当金約2,200億円の剥落という大幅な減益要因がある一方、マーケティング部門において、顧客向けデリバティブの販売やシンジケーションの取り組み等、非金利収益が好調であったこと、また、トレジャリー部門においても米国金利をはじめ内外金利の低下局面を捉えたALM運営が奏効したことなどが主な要因です。

経費

経費（除く臨時処理分）は、平成14年度中に完了した合併関係のシステム統合等の費用増加を吸収したうえで、314億円改善して6,470億円となりました。とくに、人件費が225億円減少したほか、国内店舗の統廃合やATM等のチャネルネットワーク効率化の推進等により物件費が121億円減少したことが主な要因です。

業務純益

以上の結果、平成14年度の業務純益（除く一般貸倒引当金繰入額）は、前期比728億円減少して1兆1,136億円となりました。

□業務純益

（金額単位　百万円）

	平成13年度	平成14年度	増減
資金運用利益	1,487,039	1,223,336	△263,703
信託報酬	—	7	7
役務取引等利益	165,512	194,665	29,153
特定取引利益	121,289	196,000	74,711
その他業務利益	91,037	146,672	55,635
業務粗利益	1,864,879	1,760,684	△104,195
（除く国債等債券損益）	(1,797,744)	(1,625,025)	(△172,719)
国内業務粗利益	1,267,680	1,252,898	△14,782
国際業務粗利益	597,198	507,785	△89,413
一般貸倒引当金繰入額	△504,663	△238,132	266,531
経費（除く臨時処理分）	△678,393	△647,040	31,353
人件費	△276,453	△253,907	22,546
物件費	△369,823	△357,682	12,141
税金	△32,115	△35,450	△3,335
業務純益	681,821	875,511	193,690
除く一般貸倒引当金繰入額	1,186,484	1,113,643	△72,841
除く国債等債券損益	1,119,350	977,984	△141,366

臨時損益（不良債権処理等）

臨時損益は1兆4,727億円の損失となりました。このうち、不良債権処理（個別不良債権処理額と特定海外債権引当勘定繰入額の合計）につきましては8,364億円、一般貸倒引当金繰入額を含めた貸倒償却引当費用は前期比4,717億円減少して1兆745億円となり、業務純益（除く一般貸倒引当金繰入額）の範囲内に収まりました。また、株式等損益につきましては6,357億円の損失を計上しました。これは、株式相場の大幅下落を受けて、ネットで1,082億円の売却損を計上するとともに、減損ルールに基づき5,275億円の償却が発生したことによります。なお、不良債権処理及び不良債権の開示額については、14ページ以降の「不良債権の現状」をご覧ください。

経常損益

以上の結果、経常損失は前期比756億円減益の5,972億円となりました。

特別損益

特別損益は、738億円の損失となりました。これは、合併に伴う店舗の統廃合やシステム統合による除却という特別な事情があったほか、退職給付会計基準変更時差異償却を202億円計上したことを主因としています。

当期純損益

法人税、住民税及び事業税が403億円となりました。また、税効果会計による法人税等調整額は財務の健全性確保の観点から保守的に対応した上で、全国一律外形標準事業税導入による影響も含めて2,330億円の負担軽減となりました。これらの結果、当期純損益は前期比1,555億円減益の4,783億円の損失となりました。

□経常損益・当期純損益

（金額単位　百万円）

		平成13年度	平成14年度	増　減
業務純益（除く一般貸倒引当金繰入額）		1,186,484	1,113,643	△72,841
一般貸倒引当金繰入額	①	△504,663	△238,132	266,531
貸出金償却		△285,363	△284,418	945
個別貸倒引当金繰入額		△663,960	△375,359	288,601
債権売却損失引当金繰入額		△37,034	△15,245	21,789
共同債権買取機構売却損		△8,363	△16,370	△8,007
延滞債権売却損等		△50,589	△148,870	△98,281
うち個別不良債権処理額	②	△1,045,311	△840,264	205,047
うち特定海外債権引当勘定繰入額	③	4,546	3,879	△667
（貸倒償却引当費用）	①+②+③	(△1,546,199)	(△1,074,517)	(471,682)
株式等売却益		54,256	51,205	△3,051
株式等売却損		△54,306	△159,448	△105,142
株式等償却		△130,708	△527,465	△396,757
うち株式等損益		△130,757	△635,708	△504,951
臨時損益		△1,203,449	△1,472,700	△269,251
経常利益（△は経常損失）		△521,629	△597,188	△75,559
うち動産不動産処分損益		△14,334	△26,169	△11,835
うち退職給付会計基準変更時差異償却		△20,167	△20,167	—
特別損益		△14,985	△73,799	△58,814
法人税、住民税及び事業税		△32,759	△40,299	△7,540
法人税等調整額		246,522	232,983	△13,539
当期純利益（△は当期純損失）		△322,852	△478,304	△155,452

（注）平成13年度の貸倒償却引当費用には、特別損益に計上した△770百万円（旧わかしお銀行分）を含めて表示しております。

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は平成14年3月末比4兆6,896億円減少して、97兆8,912億円となりました。資産が減少したのは、現金預け金が効率的な外貨資金運用を目的として国際部門主体に預け金を減少させたことを主因に2兆2,321億円減少したことに加えて、貸出金についても、海外において低採算貸出金の削減を図ったこと、国内において引き続き企業の資金需要が落ち込んでいることや問題先債権の回収に積極的に取り組んでいることから、3兆200億円減少したことが主な要因です。

負債

負債は、平成14年3月末比3兆7,523億円減少して、95兆6,119億円となりました。海外資産の削減に伴う市場性調達の減少として、預金が2兆9,013億円、譲渡性預金が1兆6,725億円減少したことが主な要因です。

資本勘定

資本勘定（純資産）は、平成14年3月末比9,373億円減少して2兆2,792億円となりました。資本勘定が減少したのは、株価低迷に伴う保有有価証券の時価の下落や当期純損失の計上等が主な要因です。

□資産・負債・資本勘定

（金額単位　百万円）

	平成14年3月末	平成15年3月末	増　減
資産	102,580,796	97,891,161	△4,689,635
うち貸出金	60,302,319	57,282,365	△3,019,954
うち有価証券	20,496,287	23,656,385	3,160,098
負債	99,364,232	95,611,937	△3,752,295
うち預金	61,512,006	58,610,731	△2,901,275
うち譲渡性預金	6,586,039	4,913,526	△1,672,513
資本勘定	3,216,563	2,279,223	△937,340

Ⅳ 有価証券の評価損益

旧三井住友銀行と旧わかしお銀行との合併に際し、消滅銀行である旧三井住友銀行において減損ルールに基づく償却を実施した後、合併期日（平成15年3月17日）に残存含み損を合併差益で処理したことから、合併後の新三井住友銀行においては、同3月17日時点で一旦「その他有価証券」の評価損益はゼロとなりました。その後、期末までの株価下落により、平成15年3月末の有価証券の評価損益は345億円の評価損になりましたが、平成14年3月末比では4,507億円の大幅な改善となりました。なお、資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は179億円の評価損となりました。

□有価証券の評価損益

（金額単位　百万円）

	平成14年3月末			平成15年3月末			
	評価損益	評価益	評価損	評価損益	平成14年3月末比	評価益	評価損
満期保有目的	1,146	1,165	△19	3,803	2,657	3,909	△105
子会社・関連会社株式	△101	12,740	△12,841	△20,428	△20,327	624	△21,052
その他有価証券	△482,413	244,628	△727,042	△17,857	464,556	257,680	△275,537
株式	△500,706	181,134	△681,841	△152,354	348,352	105,269	△257,624
債券	37,574	55,768	△18,195	108,712	71,138	112,417	△3,705
その他	△19,281	7,723	△27,005	25,785	45,066	39,993	△14,207
その他の金銭の信託	△3,825	135	△3,960	△44	3,781	510	△555
合計	△485,193	258,669	△743,864	△34,526	450,667	262,725	△297,251
株式	△500,808	193,875	△694,683	△172,782	328,026	105,894	△278,677
債券	38,005	56,200	△18,195	111,528	73,523	115,234	△3,705
その他	△22,391	8,593	△30,985	26,727	49,118	41,597	△14,869

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
4. 平成15年3月末の評価損益については、合併に伴って実施した有価証券含み損の財務処理後の計数を記載しております。なお、合併承継処理の概要につきましては、78ページをご参照ください。

グループ企業の再編成

(1) 持株会社を核とした金融グループの構築

三井住友フィナンシャルグループは、平成14年度に持株会社体制への移行等を実施いたしました。持株会社を核とした金融グループ構築の状況は以下のとおりであります。



企業再編スキームの活用
◎株式移転（銀行持株会社）
◎合併（持株会社間、子銀行間）
◎会社分割（銀行保有の子会社株式等をSMFGに簿価移転）
◎その他
再編前
三井住友銀行 SMBC
グループ外株主
大和証券 グループ本社
(注1)
わかしお銀行
三井住友カード
三井住友銀リース
日本総合研究所
その他グループ会社
大和証券SMBC
大和住銀投信投資顧問
再編後
三井住友フィナンシャルグループ SMFG
大和証券 グループ本社
100%子会社
直接投資会社
SMBC
三井住友カード
三井住友銀リース
日本総合研究所
大和証券SMBC
大和住銀投信投資顧問
(注2)
その他グループ会社

（注1）グループ間で資本を相互持合しております。持合関係の記載は省略しております。

（注2）同社の他の株主の記載は省略しております。

■三井住友フィナンシャルグループ（SMFG）の資本勘定（単体）の異動

（金額単位　億円）

	設立時点株式移転 ①	合併 ②	増資 ③	当期決算 ④	期末時点 ①+②+③+④
資本金	10,000	—	+2,477	—	12,477
資本剰余金	14,966	+31	+2,476	—	17,473
利益剰余金	—	+368	—	+1,247	1,615
自己株式	—	—	—	△4	△4
資本の部計	24,966	+399	+4,953	+1,243	31,561

①株式移転　株式移転の日（平成14年12月2日）に完全子会社となる三井住友銀行に現存する純資産額が、SMFGの期首における純資産額及び資産計上されるSMBC株式簿価となります。純資産額のうち資本金1兆円を控除した残額は資本準備金（資本剰余金）となります。

②合併　日本総研ホールディングズ（消滅会社）との合併による承継純資産額。同社は、平成14年11月に（旧）日本総合研究所が分社型分割により新設した（新）日本総合研究所に営業の全部を移転し、持株会社化したものであります。なお、SMBCと旧わかしお銀行との合併（78ページをご参照ください）はSMFGの純資産額に影響しません。

③増資　優先株発行による外部調達4,953億円。

④当期決算　SMBCからの中間配当金等により当期純利益1,247億円を計上いたしました。

(2) 合併承継処理の概要(三井住友銀行単体)

旧三井住友銀行は、平成15年3月17日に連結子会社であった旧わかしお銀行と合併いたしました。合併承継処理の概要は以下のとおりであります。

① 合併に係る承継純資産額

(金額単位　億円)

三井住友銀行(消滅会社)[単体]	平成14年3月期(利益処分後)①	合併期日前日(平成15年3月16日)②	合併承継処理③	承継純資産額②+③
資本金	13,267 →	10,580	△5,788	4,792
資本剰余金	16,844 (イ)+509	20,040	△8,267	11,773
資本準備金	13,268 →	16,464	△8,267	8,197
その他資本剰余金	3,576	3,576	—	3,576
利益剰余金	3,459	△4,365	6,584	(注) 2,219
土地再評価差額金	1,004	974	—	974
株式等評価差額金	△2,980	△6,728	6,728	—
自己株式	△3	—	—	—
資本の部合計	31,591	20,501	△743	19,758
除く株式等評価差額金	34,571	27,229	(ロ) △7,471	19,758

(イ)資本金・資本準備金の増減要因

	資本金+資本準備金
平成14年3月末	26,535
グループ再編	△3,994
増資	+4,503
平成14年3月末比増減	+509
合併期日前日	27,044

(注) 合併直前決算期(平成14年3月期)の利益処分で確定した任意積立金及び繰越利益の合計額から、三井住友フィナンシャルグループに支払った中間配当額(1,240億円)を控除した残額を合併承継しました。

(ロ)含み損処理の内訳

	合併処理前	合併処理	合併処理後
株式	△7,986	6,728	△1,258
評価益	973	—	973
評価損	△8,959	6,728	△2,231
債券	1,029	—	1,029
その他	229	—	229
その他有価証券計	△6,728	6,728	—
土地ネット含み損	△1,101	1,101	—
含み損計	△7,829	7,829	—
繰延税金負債見合いの税効果認識額(土地)		△358	
合併承継処理額		7,471	

② 合併新銀行の資本勘定(期末)

(金額単位　億円)

[単体]	〈存続会社〉(注1) わかしお銀行[合併期日](除く当期決算)①	合併承継純資産額②	当期決算(注2)③	〈合併新銀行〉三井住友銀行当期末①+②+③
資本金	808	4,792	—	5,600
資本剰余金	600	11,773	—	12,373
資本準備金	600	8,197	—	8,797
その他資本剰余金	—	3,576	—	3,576
利益剰余金	0	2,219	1,926	4,145
土地再評価差額金	—	974	△121	853
株式等評価差額金	—	—	△179	△179
自己株式	—	—	—	—
資本の部合計	1,408	19,758	1,626	22,792

(注1) 合併期日において、存続会社のわかしお銀行が、消滅会社の三井住友銀行から純資産を承継しました。
合併後の新行名は三井住友銀行であります。
(注2) 旧わかしお銀行の平成14年4月1日～平成15年3月16日における損益、合併新銀行の平成15年3月17日～平成15年3月31日における損益等であります。

連結財務諸表

当社の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。
以下の連結貸借対照表、連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書は、上記の連結財務諸表に基づいて作成しております。

連結貸借対照表

（金額単位　百万円）

科目	平成14年度末 平成15年3月31日現在
（資産の部）	
現金預け金	3,442,523 ※8
コールローン及び買入手形	187,563
買現先勘定	109,710
債券貸借取引支払保証金	1,981,243
買入金銭債権	363,981
特定取引資産	4,495,396 ※8
金銭の信託	24,629
有価証券	24,118,520 ※1, 2, 8
貸出金	61,082,946 ※3, 4, 5, 6, 7, 8, 9
外国為替	749,974 ※7
その他資産	3,219,009 ※8
動産不動産	1,007,905 ※8, 11, 12
リース資産	996,344 ※12
繰延税金資産	1,956,103
再評価に係る繰延税金資産	724 ※11
連結調整勘定	30,031
支払承諾見返	3,084,383
貸倒引当金	△2,243,542
資産の部合計	104,607,449
（負債の部）	
預金	62,931,007 ※8
譲渡性預金	4,853,017
コールマネー及び売渡手形	8,953,084 ※8
売現先勘定	4,144,735 ※8
債券貸借取引受入担保金	4,807,245 ※8
コマーシャル・ペーパー	187,800
特定取引負債	2,851,391 ※8
借用金	2,580,135 ※8, 13
外国為替	397,666
社債	3,583,754 ※14
信託勘定借	5,953
その他負債	2,558,956 ※8, 10
賞与引当金	22,079
退職給付引当金	101,408
債権売却損失引当金	20,665
特別法上の引当金	649
繰延税金負債	43,930
再評価に係る繰延税金負債	58,788 ※11
支払承諾	3,084,383 ※8
負債の部合計	101,186,654
少数株主持分	996,720
（資本の部）	
資本金	1,247,650 ※15
資本剰余金	856,237
利益剰余金	311,664
土地再評価差額金	101,440 ※11
その他有価証券評価差額金	△24,197
為替換算調整勘定	△53,515
自己株式	△15,204 ※16
資本の部合計	2,424,074
負債、少数株主持分及び資本の部合計	104,607,449

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結損益計算書

（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
経常収益	3,506,386
資金運用収益	1,816,908
貸出金利息	1,262,092
有価証券利息配当金	268,261
コールローン利息及び買入手形利息	4,179
買現先利息	1,352
債券貸借取引受入利息	225
預け金利息	34,768
その他の受入利息	246,028
信託報酬	7
役務取引等収益	424,238
特定取引収益	206,496
その他業務収益	946,957
リース料収入	392,362
割賦売上高	178,671
その他の業務収益	375,923
その他経常収益	111,776 ※1
経常費用	4,022,136
資金調達費用	417,404
預金利息	152,373
譲渡性預金利息	7,576
コールマネー利息及び売渡手形利息	3,724
売現先利息	18,185
債券貸借取引支払利息	28,830
コマーシャル・ペーパー利息	380
借用金利息	52,380
社債利息	76,202
社債発行差金償却	77
新株予約権付社債利息	16
その他の支払利息	77,654
役務取引等費用	71,338
特定取引費用	725
その他業務費用	721,134
賃貸原価	344,621
割賦原価	161,889
その他の業務費用	214,624
営業経費	889,237 ※2
その他経常費用	1,922,296
貸倒引当金繰入額	654,711
その他の経常費用	1,267,584 ※3
経常利益（△は経常損失）	△515,749
特別利益	11,906
動産不動産処分益	5,578
償却債権取立益	1,833
証券取引責任準備金取崩額	80
その他の特別利益	4,413 ※4
特別損失	87,071
動産不動産処分損	38,880
その他の特別損失	48,190 ※5
税金等調整前当期純利益（△は税金等調整前当期純損失）	△590,914
法人税、住民税及び事業税	66,068
法人税等調整額	△225,190
少数株主利益	33,567
当期純利益(△は当期純損失)	△465,359

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結剰余金計算書

（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
（資本剰余金の部）	
資本剰余金期首残高	1,684,373
資本準備金期首残高	1,326,758
その他資本剰余金期首残高	357,614
資本剰余金増加高	577,465
株式移転による設立に伴う増加高	326,746
増資による新株の発行	247,650
合併に伴う増加高	3,069
資本剰余金減少高	1,405,601
連結子会社の合併に伴う減少高	1,405,507
自己株式処分差損	93
資本剰余金期末残高	856,237
（利益剰余金の部）	
利益剰余金期首残高	117,743
利益剰余金増加高	696,631
合併に伴う増加高	15,813
連結子会社の合併に伴う増加高	658,443
持分法適用会社の増加に伴う増加高	5,248
土地再評価差額金の取崩に伴う増加高	17,125
利益剰余金減少高	502,710
当期純利益（△は当期純損失）	△465,359
配当金	37,349
連結子会社の減少に伴う減少高	2
利益剰余金期末残高	311,664

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純利益（△は税金等調整前当期純損失）	△590,914
動産不動産等減価償却費	89,414
リース資産減価償却費	312,562
連結調整勘定償却額	10,171
持分法による投資損益（△）	△5,718
貸倒引当金の増加額	82,688
債権売却損失引当金の増加額	△65,706
賞与引当金の増加額	△140
退職給付引当金の増加額	△47,563
資金運用収益	△1,816,908
資金調達費用	417,404
有価証券関係損益（△）	471,528
金銭の信託の運用損益（△）	4,003
為替差損益（△）	170,155
動産不動産処分損益（△）	33,301
リース資産処分損益（△）	1,505
特定取引資産の純増（△）減	△1,253,569
特定取引負債の純増減（△）	569,881
貸出金の純増（△）減	2,472,161
預金の純増減（△）	△2,024,876
譲渡性預金の純増減（△）	△1,806,894
借用金（劣後特約付借入金を除く）の純増減（△）	△261,965
有利息預け金の純増（△）減	2,947,705
コールローン等の純増（△）減	1,280,173
債券貸借取引支払保証金の純増(△)減	1,039,276
コールマネー等の純増減（△）	902,660
コマーシャル・ペーパーの純増減（△）	△979,700
債券貸借取引受入担保金の純増減(△)	1,632,445
外国為替（資産）の純増（△）減	42,144
外国為替（負債）の純増減（△）	99,013
普通社債の発行・償還による純増減（△）	457,319
信託勘定借の純増減（△）	5,953
資金運用による収入	1,956,975
資金調達による支出	△464,798
その他	△100,004
小計	5,579,686
法人税等の支払額	△136,485
営業活動によるキャッシュ・フロー	5,443,200

（次ページに続く）

（連結キャッシュ・フロー計算書続き）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
II 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△49,938,065
有価証券の売却による収入	37,711,992
有価証券の償還による収入	7,907,363
金銭の信託の増加による支出	△14,622
金銭の信託の減少による収入	23,624
動産不動産の取得による支出	△69,884
動産不動産の売却による収入	73,677
リース資産の取得による支出	△336,512
リース資産の売却による収入	33,900
連結範囲の変更を伴う子会社株式の取得による支出	△15,444
連結範囲の変更を伴う子会社株式の売却による収入	53
投資活動によるキャッシュ・フロー	△4,623,917
III 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	165,000
劣後特約付借入金の返済による支出	△286,500
劣後特約付社債・新株予約権付社債の発行による収入	223,950
劣後特約付社債・新株予約権付社債の償還による支出	△565,522
株式等の発行による収入	495,300
配当金支払額	△37,348
少数株主からの払込みによる収入	220
少数株主への配当金支払額	△39,621
自己株式の取得による支出	△7,875
自己株式の売却による収入	8,479
財務活動によるキャッシュ・フロー	△43,919
IV 現金及び現金同等物に係る換算差額	△2,629
V 現金及び現金同等物の増加額	772,734
VI 現金及び現金同等物の期首残高	2,128,742
VII 連結子会社の合併に伴う現金及び現金同等物の増加額	0
VIII 連結除外に伴う現金及び現金同等物の減少額	△486
IX 現金及び現金同等物の期末残高	2,900,991

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結財務諸表作成のための基本となる重要な事項（当連結会計年度 自 平成14年4月1日 至 平成15年3月31日）

1. 連結の範囲に関する事項

(1) 連結子会社 170社

主要な会社名

株式会社三井住友銀行
株式会社みなと銀行
株式会社関西銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
明光ナショナル証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

(2) 非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他98社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社 4社

主要な会社名

SBCS Co., Ltd.

(2) 持分法適用の関連会社 43社

主要な会社名

大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

(3) 持分法非適用の非連結子会社

子会社エス・ビー・エル・マーキュリー有限会社他98社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。

(4) 持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

(1) 連結子会社の決算日は次のとおりであります。

9月末日	5社
10月末日	1社
12月末日	62社
1月末日	2社
3月末日	100社

(2) 9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

なお、平成15年2月に設立された12月末日を決算日とする海外連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 資本連結手続に関する事項

当社は、平成14年12月2日に旧株式会社三井住友銀行により、同行の単独完全親会社として、株式移転制度を利用して設立されました。本件に関する資本連結手続は、「株式交換及び株式移転制度を利用して完全親子会社関係を創設する場合の資本連結手続」（日本公認会計士協会会計制度委員会研究報告第6号）に準拠し、企業集団の経済的実態には変化がないものとして持分プーリング法に準じた処理を行っております。

5. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については当連結会計年度における評価損益の増減額を、派生商品については当連結会計年度におけるみなし決済からの損益相当額の増減額を加えております。

(2) 有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①動産不動産及びリース資産

当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建物	7年～50年
動産	2年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②ソフトウェア

自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として５年）に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準

主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法（DCF法）が採用されている場合の監査上の留意事項」（日本公認会計士協会平成15年２月24日）等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,324,459百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理

数理計算上の差異：

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。

一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けておりますが、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

なお、本処理に伴う損益に与える影響額等については、（退職給付関係）に記載しております。

(8) 債権売却損失引当金の計上基準

株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

(9) 特別法上の引当金の計上基準

特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金631百万円であり、次のとおり計上しております。

①金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

②証券取引責任準備金

国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(10) 外貨建資産・負債の換算基準

連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。

外貨建取引等の会計処理につきましては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。

当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、連結貸借対照表上、相殺表示しております。

資金関連スワップ取引については、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額を将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(11) リース取引の処理方法

当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法

連結子会社である三井住友銀行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

また、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(14) 消費税等の会計処理

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

6. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

7. 連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

8. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。

9. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

〔追加情報〕

外形標準課税に係る事業税

東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年3月29日、東京都は、東京高等裁判所に控訴し、同年4月9日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年1月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年2月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。

このように株式会社三井住友銀行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前々連結会計年度が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前連結会計年度が株式会社三井住友銀行が第1期に計上した金額が19,862百万円、当連結会計年度が18,269百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成14年4月4日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年5月30日大阪府条例第77号)(以下、「平成14年改正府条例」という。)が、平成15年4月1日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成15年3月25日大阪府条例第14号)(以下、「平成15年改正府条例」という。)が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年4月1日以後開始する事業年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、平成15年改正府条例附則2の適用を受け、株式会社三井住友銀行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式194,837百万円及び出資金1,479百万円を含んでおります。

※2. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に140百万円含まれております。
無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は2,084,632百万円、当連結会計年度末に当該処分をせずに所有しているものは99,624百万円であります。

※3. 貸出金のうち、破綻先債権額は201,392百万円、延滞債権額は2,710,164百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は130,353百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は2,728,791百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,770,700百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,078,333百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	75,268百万円
特定取引資産	990,965百万円
有価証券	11,458,018百万円
貸出金	4,738,320百万円
その他資産（延払資産等）	1,140百万円
動産不動産	535百万円
担保資産に対応する債務	
預金	21,038百万円
コールマネー及び売渡手形	7,952,599百万円
売現先勘定	4,107,615百万円
債券貸借取引受入担保金	4,189,794百万円
特定取引負債	136,975百万円
借用金	2,885百万円
その他負債	18,548百万円
支払承諾	41,108百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,370百万円、特定取引資産13,937百万円、有価証券4,624,346百万円及び貸出金781,138百万円を差し入れております。
また、動産不動産のうち保証金権利金は121,725百万円、その他資産のうち先物取引差入証拠金は14,814百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、31,475,362百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが28,769,561百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は952,712百万円、繰延ヘッジ利益の総額は1,095,321百万円であります。

※11. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日
連結子会社である三井住友銀行
平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社
平成11年3月31日、平成14年3月31日

同法律第３条第３項に定める再評価の方法
連結子会社である三井住友銀行
土地の再評価に関する法律施行令（平成１０年３月３１日公布政令第１１９号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社
土地の再評価に関する法律施行令（平成１０年３月３１日公布政令第１１９号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※12. 動産不動産の減価償却累計額は630,121百万円、リース資産の減価償却累計額は1,490,721百万円であります。

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金877,609百万円が含まれております。

※14. 社債には、劣後特約付社債1,403,028百万円が含まれております。

※15. 当社の発行済株式の総数

普通株式	5,796千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第１回第四種優先株式	４千株
第２回第四種優先株式	４千株
第３回第四種優先株式	４千株
第４回第四種優先株式	４千株
第５回第四種優先株式	４千株
第６回第四種優先株式	４千株
第７回第四種優先株式	４千株
第８回第四種優先株式	４千株
第９回第四種優先株式	４千株
第10回第四種優先株式	４千株
第11回第四種優先株式	４千株
第12回第四種優先株式	４千株
第13回第四種優先株式	115千株

※16. 連結会社および持分法を適用した非連結子会社並びに関連会社が保有する当社の株式の数

普通株式	55千株

（連結損益計算書関係）

※1.　その他経常収益には、株式等売却益54,004百万円を含んでおります。

※2.　営業経費には、研究開発費780百万円を含んでおります。

※3.　その他の経常費用には、貸出金償却364,605百万円、株式等償却507,624百万円を含んでおります。

※4.　その他の特別利益は、厚生年金基金代行部分返上益であります。

※5.　その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,158百万円、ソフトウェアの除却損15,014百万円を含んでおります。

（連結キャッシュ・フロー計算書関係）

1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成15年3月31日現在
現金預け金勘定	3,442,523
有利息預け金	△541,532
現金及び現金同等物	2,900,991

2. 株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳

株式の取得により新たに明光ナショナル証券株式会社、三井オートリース株式会社他３社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。

（金額単位　百万円）

資産	191,318
（うちリース資産	82,346）
負債	△150,698
（うち借用金	△96,817）
少数株主持分	△26,881
連結調整勘定	5,013
上記５社株式の取得価額	18,751
上記５社現金及び現金同等物	△3,306
差引：上記５社取得のための支出	15,444

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

（1）借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	17,591	253	17,844
減価償却累計額相当額	7,078	146	7,225
年度末残高相当額	10,512	106	10,618

・未経過リース料年度末残高相当額

（金額単位　百万円）

１年内	１年超	合計
3,020	7,328	10,348

・支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,738百万円
減価償却費相当額	3,440百万円
支払利息相当額	279百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

（2）貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

（金額単位　百万円）

	動産	その他	合計
取得価額	1,949,522	503,639	2,453,161
減価償却累計額	1,203,855	273,477	1,477,332
年度末残高	745,667	230,161	975,828

・未経過リース料年度末残高相当額

（金額単位　百万円）

１年内	１年超	合計
312,772	702,955	1,015,727

・受取リース料、減価償却費及び受取利息相当額

受取リース料	374,816百万円
減価償却費	306,999百万円
受取利息相当額	70,330百万円

・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

（1） 借手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
18,646	101,035	119,681

（2） 貸手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
233	482	716

なお、上記1.、2.に記載した貸手側の未経過リース料のうち108,886百万円を借用金等の担保に提供しております。

（退職給付関係）

1. 採用している退職給付制度の概要

国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

なお、一部の国内連結子会社は、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けております。

また、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

（金額単位　百万円）

		平成15年3月31日現在
退職給付債務	(A)	△1,164,570
年金資産	(B)	723,175
未積立退職給付債務	(C)=(A)+(B)	△441,395
会計基準変更時差異の未処理額	(D)	44,087
未認識数理計算上の差異	(E)	349,118
未認識過去勤務債務	(F)	△53,218
連結貸借対照表計上額の純額	(G)=(C)+(D)+(E)+(F)	△101,408
前払年金費用	(H)	—
退職給付引当金	(G)−(H)	△101,408

（注）1. 厚生年金基金の代行部分を含めて記載しております。なお、一部の国内連結子会社は、厚生年金基金の代行部分返上に関し、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47−2項に定める経過措置を適用し、厚生労働大臣から将来分支給義務免除の認可を受けた日において代行部分に係る退職給付債務と返還相当額の年金資産を消滅したものとみなして会計処理しております。当連結会計年度末日において測定された年金資産の返還相当額は、23,906百万円であります。

2. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3. 総合設立型の厚生年金基金制度に係る年金資産（掛金拠出割合按分額）は27,306百万円であり、上記年金資産には含めておりません。

3. 退職給付費用に関する事項

（金額単位　百万円）

	平成14年度
勤務費用	26,163
利息費用	34,772
期待運用収益	△32,219
会計基準変更時差異の費用処理額	23,158
数理計算上の差異の費用処理額	24,547
過去勤務債務の費用処理額	△6,583
その他（臨時に支払った割増退職金等）	9,811
退職給付費用	79,650
厚生年金基金の代行部分返上益	△4,413
計	75,237

（注） 簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成15年3月31日現在
(1)割引率	1.7%〜3.0%
(2)期待運用収益率	0%〜5.0%
(3)退職給付見込額の期間配分方法	期間定額基準
(4)過去勤務債務の額の処理年数	主として10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5)数理計算上の差異の処理年数	主として10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）
(6)会計基準変更時差異の処理年数	主として5年

（税効果会計関係）

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
貸倒引当金	952,503
有価証券償却	569,077
税務上の繰越欠損金	451,408
貸出金償却	324,328
退職給付引当金	112,694
その他有価証券評価差額金	11,853
減価償却費	10,042
債権売却損失引当金	8,335
その他	119,670
繰延税金資産小計	2,559,913
評価性引当額	△540,074
繰延税金資産合計	2,019,839
繰延税金負債	
レバレッジドリース	△48,754
退職給付信託設定益	△25,328
子会社の留保利益金	△10,614
その他	△22,969
繰延税金負債合計	△107,666
繰延税金資産の純額	1,912,172

2. 当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位　%）

当社の法定実効税率	42.05
（調整）	
評価性引当額	△25.92
全国一律外形標準課税導入に伴う税率変更	10.40
その他	0.39
税効果会計適用後の法人税等の負担率	26.93

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額

「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの（平成15年改正前地方税法第72条の12）から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。また、これを受けて連結子会社である三井住友銀行の都条例及び府条例に基づく東京都、大阪府に係る法人事業税は、平成16年4月1日に開始する事業年度以降は、法律上の根拠を失い適用されないこととなります。

この変更に伴い、国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率が変更され、「繰延税金資産」は63,905百万円増加し、当連結会計年度に計上された「法人税等調整額」は64,127百万円減少しております。「再評価に係る繰延税金負債」は2,609百万円増加し、「土地再評価差額金」は2,618百万円減少しております。なお、上記のうち、連結子会社である三井住友銀行においては、繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率は、当連結会計年度の38.62%から40.46%となり「繰延税金資産」は67,657百万円増加し、当連結会計年度に計上された「法人税等調整額」は同額減少しております。「再評価に係る繰延税金負債」は2,634百万円増加し、「土地再評価差額金」は同額減少しております。

なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	106,577.05
1株当たり当期純損失	84,324.98
潜在株式調整後1株当たり当期純利益	―

（注）1. 1株当たり当期純損失及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純損失	
当期純損失	465,359百万円
普通株主に帰属しない金額	15,921百万円
（うち優先配当額）	15,921百万円
普通株式に係る当期純損失	481,280百万円
普通株式の期中平均株式数	5,707千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	優先株式
	新株予約権
	連結子会社発行の新株予約権6種類（3,130千株）
	連結子会社発行の2004年満期米ドル建転換社債（額面総額8,660千$）※

※連結子会社発行の2004年満期米ドル建転換社債は当連結会計年度に償還しております。

2. なお、潜在株式調整後1株当たり当期純利益につきましては、当連結会計年度は当期純損失が計上されているため、記載しておりません。

有価証券関係（平成14年度　自 平成14年4月1日　至 平成15年3月31日）

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2. 子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成15年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	311,391	315,414	4,023	4,023	—
地方債	23,091	23,920	828	828	—
社債	—	—	—	—	—
その他	42,413	43,444	1,030	1,136	105
合計	376,896	382,779	5,882	5,988	105

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	3,167,955	3,002,513	△165,442	112,952	278,395
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,479,136	4,502,770	23,634	42,897	19,263
合計	21,671,106	21,640,463	△30,643	272,943	303,587

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は494,815百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成14年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	231,862	190,364

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成15年3月末
満期保有目的の債券	
非上場外国証券	4,105
その他	6,463
その他有価証券	
非上場外国証券	363,282
非上場債券	1,176,885
非上場株式（店頭売買株式を除く。）	281,888
その他	137,050

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成15年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,482,943	8,134,230	3,769,404	260,826
国債	3,303,635	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	355,161	2,886,041	765,581	880,974
合計	3,838,104	11,020,271	4,534,985	1,141,800

金銭の信託関係（平成14年度　自 平成14年4月1日　至 平成15年3月31日）

(1) 運用目的の金銭の信託

（金額単位　百万円）

	平成15年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金（平成14年度　自 平成14年4月1日　至 平成15年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成15年3月末
評価差額	△30,758
その他有価証券	△30,713
その他の金銭の信託	△44
（＋）繰延税金資産	2,004
その他有価証券評価差額金（持分相当額調整前）	△28,754
（△）少数株主持分相当額	△4,557
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△1
その他有価証券評価差額金	△24,197

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

1. 取引の状況に関する事項

(1)取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2)取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引(ALMオペレーション)としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

2. 取引の時価等に関する事項

(1)金利関連取引

(金額単位 百万円)

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,749,099	4,547,691	△103,623	△103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	—	76	76
	買建	600,964	205,802	△99	△99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△500	△500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△3,040,142	△3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△35,707	△35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△4,194	△4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△7,673	△7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△6,526	△6,526
	買建	250,660	92,669	6,603	6,603
合計				251,467	251,467

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は818百万円(利益)であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2)通貨関連取引

(金額単位 百万円)

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,433,656	8,831,238	△39,389	△39,389
	通貨スワップション				
	売建	330,238	330,238	△3,173	△3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△1,375	△1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	—	—	—	—
合計				△26,956	△26,956

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注)3.の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は371百万円(利益)であります。
2. 時価の算定
割引現在価値等により算定しております。

3. 先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成15年3月末
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	—	—	—	—
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	0	—	0	0
	買建	0	—	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	477	—	0	0
	買建	477	—	0	0
合計				0	0

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	119,032	—	△388	△388
	買建	129,712	—	△67	△67
	債券先物オプション				
	売建	4,000	—	△8	△8
	買建	—	—	—	—
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
合計				△463	△463

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△1,607	△1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△1,493	△1,493
	買建	6,369	4,063	1,521	1,521
合計				797	797

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	39,823	22,790	△1,767	△1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
合計				6,578	6,578

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3.「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

(1) 事業の種類別セグメント情報

（金額単位　百万円）

	平成14年度					
	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	2,530,217	640,529	335,639	3,506,386	—	3,506,386
(2) セグメント間の内部経常収益	31,282	5,563	163,790	200,636	(200,636)	—
計	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
経常費用	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
経常利益（△は経常損失）	△569,221	23,855	52,265	△493,099	(22,650)	△515,749
Ⅱ資産、減価償却費及び資本的支出						
資産	102,058,264	1,789,697	6,158,720	110,006,682	(5,399,232)	104,607,449
減価償却費	73,505	329,478	18,908	421,892	1	421,894
資本的支出	85,829	319,716	30,145	435,690	29	435,720

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業………………リース業
(3) その他事業…………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,373,529百万円であり、その主なものは当社の関係会社株式であります。
4.（税効果会計関係）3.に記載のとおり、「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されたことにより、国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「銀行業」について65,769百万円増加、「リース業」について753百万円、「その他事業」について1,109百万円それぞれ減少しております。

(2) 所在地別セグメント情報

（金額単位　百万円）

	平成14年度						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ経常収益							
(1) 外部顧客に対する経常収益	3,033,860	173,224	174,353	124,948	3,506,386	—	3,506,386
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	—
計	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
経常費用	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
経常利益（△は経常損失）	△704,666	72,071	71,512	69,208	△491,873	(23,876)	△515,749
Ⅱ資産	96,909,941	6,138,645	2,167,625	2,647,964	107,864,176	(3,256,726)	104,607,449

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,373,529百万円であり、その主なものは当社の関係会社株式であります。
4.（税効果会計関係）3.に記載のとおり、「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されたことにより、国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「日本」について63,905百万円増加しております。

(3) 海外経常収益

（金額単位　百万円）

	平成14年度
海外経常収益	472,525
連結経常収益	3,506,386
海外経常収益の連結経常収益に占める割合	13.5%

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

財務諸表

当社の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。なお、銀行法第52条の28の規定により作成した書類について商法特例法(昭和49年法律第22号)により、朝日監査法人の監査を受けております。
以下の貸借対照表、損益計算書及び利益処分計算書は、上記の財務諸表に基づいて作成しております。

貸借対照表

(金額単位　百万円)

科目	平成14年度末 平成15年3月31日現在
(資産の部)	
流動資産	
現金及び預金	64,725 ※3
繰延税金資産	35
未収収益	315
未収還付法人税等	40,976
その他	55
流動資産合計	106,108
固定資産	
有形固定資産	
建物	0 ※1
有形固定資産合計	0
無形固定資産	
ソフトウェア	26
無形固定資産合計	26
投資その他の資産	
関係会社株式	3,260,957
関係会社長期貸付金	40,000 ※2
繰延税金資産	5,227
その他	0
投資その他の資産合計	3,306,185
固定資産合計	3,306,213
繰延資産	
創立費	1,207
繰延資産合計	1,207
資産の部合計	**3,413,529**
(負債の部)	
流動負債	
短期借入金	256,501 ※3
未払費用	651
未払法人税等	1
未払事業所税	1
未払消費税等	106
賞与引当金	83
その他	96
流動負債合計	257,442
負債の部合計	**257,442**
(資本の部)	
資本金	1,247,650 ※4
資本剰余金	
資本準備金	1,747,266
資本剰余金合計	1,747,266
利益剰余金	
利益準備金	496
任意積立金	30,420
別途積立金	30,420
当期未処分利益	130,605
利益剰余金合計	161,521
自己株式	△351 ※5
資本の部合計	**3,156,086**
負債及び資本の部合計	**3,413,529**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

（金額単位　百万円）

科目	平成14年度 自 平成14年12月 2 日 至 平成15年 3 月31日
営業収益	131,519
関係会社受取配当金	128,265
関係会社受入手数料	3,124
関係会社貸付金利息	128
営業費用	971
販売費及び一般管理費	971 ※2
その他	0
営業利益	130,547
営業外収益	13
受取利息	9 ※1
受入手数料	4
営業外費用	10,926
支払利息	176
創立費償却	301
新株発行費	9,994
支払手数料	73
その他	380
経常利益	119,634
税引前当期純利益	119,634
法人税、住民税及び事業税	156
法人税等調整額	△5,259
当期純利益	124,738
合併による未処分利益受入額	5,867
当期未処分利益	130,605

（注）記載金額は、百万円未満を切り捨てて表示しております。

利益処分計算書

（金額単位　百万円）

科目	平成14年度 （株主総会承認日 平成15年6月27日）	
当期未処分利益		130,605
利益処分額		33,306
第一種優先株式配当金	（1株につき10,500円）	703
第二種優先株式配当金	（1株につき28,500円）	2,850
第三種優先株式配当金	（1株につき13,700円）	10,960
第１回第四種優先株式配当金	（1株につき19,500円）	81
第２回第四種優先株式配当金	（1株につき19,500円）	81
第３回第四種優先株式配当金	（1株につき19,500円）	81
第４回第四種優先株式配当金	（1株につき19,500円）	81
第５回第四種優先株式配当金	（1株につき19,500円）	81
第６回第四種優先株式配当金	（1株につき19,500円）	81
第７回第四種優先株式配当金	（1株につき19,500円）	81
第８回第四種優先株式配当金	（1株につき19,500円）	81
第９回第四種優先株式配当金	（1株につき19,500円）	81
第１０回第四種優先株式配当金	（1株につき19,500円）	81
第１１回第四種優先株式配当金	（1株につき19,500円）	81
第１２回第四種優先株式配当金	（1株につき19,500円）	81
第１３回第四種優先株式配当金	（1株につき3,750円）	431
普通株式配当金	（1株につき3,000円）	17,385
次期繰越利益		97,298

（注）記載金額は、百万円未満を切り捨てて表示しております。

重要な会計方針（当事業年度 自 平成14年12月2日 至 平成15年3月31日）

1. 有価証券の評価基準及び評価方法
有価証券の評価は、子会社株式及び関連会社株式については、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法
（1）有形固定資産
建物については、定額法を採用しております。
（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 繰延資産の処理方法
新株発行費は、支出時に全額費用として処理しております。また、創立費については資産として計上し、商法施行規則の一部を改正する省令（平成15年2月28日法務省令第7号）附則第3条第1項によりなおその効力を有するものとされる旧商法第286条の規定により5年間にわたり均等償却を行っております。

4. 引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

5. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

注記事項（当事業年度 自 平成14年12月2日 至 平成15年3月31日）

（貸借対照表関係）

※1. 有形固定資産の減価償却累計額　0百万円

※2. 劣後特約付貸付金
関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

※3. 関係会社に対する資産及び負債

預金	64,646百万円
短期借入金	256,501百万円

※4. 会社が発行する株式の総数

普通株式	15,000千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第四種優先株式	250千株
第五種優先株式	250千株
第六種優先株式	300千株

発行済株式の総数

普通株式	5,796千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第1回第四種優先株式	4千株
第2回第四種優先株式	4千株
第3回第四種優先株式	4千株
第4回第四種優先株式	4千株
第5回第四種優先株式	4千株
第6回第四種優先株式	4千株
第7回第四種優先株式	4千株
第8回第四種優先株式	4千株
第9回第四種優先株式	4千株
第10回第四種優先株式	4千株
第11回第四種優先株式	4千株
第12回第四種優先株式	4千株
第13回第四種優先株式	115千株

※5. 自己株式
当社が保有する自己株式の数は、普通株式963.57株であります。

6. 配当制限
当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第一種優先株式	1株につき10,500円
第二種優先株式	1株につき28,500円
第三種優先株式	1株につき13,700円
第四種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第五種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第六種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

（損益計算書関係）

※1. 関係会社との取引
受取利息　9百万円

※2. 販売費及び一般管理費のうち主要なものは次のとおりであります。
なお、全額が一般管理費に属するものであります。

給料・手当	312百万円
土地建物機械賃借料	112百万円
広告宣伝費	241百万円
委託費	91百万円
賞与引当金繰入額	83百万円

（リース取引関係）
記載対象の取引はありません。

（有価証券関係）
子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）
1. 繰延税金資産の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
子会社株式	1,186,226
税務上の繰越欠損金	5,947
その他	35
繰延税金資産小計	1,192,210
評価性引当額	△1,186,947
繰延税金資産合計	5,263
繰延税金資産の純額	5,263

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

	（単位 %）
法定実効税率	42.05
（調整）	
受取配当金益金不算入	△65.47
評価性引当額	18.23
その他	0.92
税効果会計適用後の法人税等の負担率	△4.27

（1株当たり情報）

	（金額単位 円）
1株当たり純資産額	231,899.30
1株当たり当期純利益	18,918.33
潜在株式調整後1株当たり当期純利益	15,691.82

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	124,738百万円
普通株主に帰属しない金額	15,921百万円
（うち優先配当額）	15,921百万円
普通株式に係る当期純利益	108,816百万円
普通株式の期中平均株式数	5,751千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	15,921百万円
（うち優先配当額）	15,921百万円
普通株式増加数	2,197千株
（うち優先株式）	2,197千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	新株予約権1種類 （新株予約権の数1,620個）

損益の状況（連結）

□国内・海外別収支

（金額単位　百万円）

区分	平成14年度			
	国内	海外	消去又は全社(△)	合計
資金運用収益	1,435,456	421,432	△39,980	1,816,908
資金調達費用	241,919	209,909	△34,473	417,355
資金運用収支	1,193,537	211,522	△5,506	1,399,553
信託報酬	7	—	—	7
役務取引等収益	395,641	28,765	△168	424,238
役務取引等費用	67,751	3,715	△127	71,338
役務取引等収支	327,890	25,050	△40	352,900
特定取引収益	193,188	23,417	△10,109	206,496
特定取引費用	7,401	3,433	△10,109	725
特定取引収支	185,787	19,983	—	205,770
その他業務収益	909,124	38,544	△711	946,957
その他業務費用	701,048	20,197	△111	721,134
その他業務収支	208,075	18,347	△599	225,823

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用48百万円を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

□資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成14年度		
	平均残高	利息	利回り
資金運用勘定	83,764,138	1,435,456	1.71%
うち貸出金	57,677,536	1,091,688	1.89
うち有価証券	21,669,346	215,477	0.99
うちコールローン及び買入手形	627,785	1,936	0.31
うち買現先勘定	120,981	3	0.00
うち債券貸借取引支払保証金	1,254,675	225	0.02
うち預け金	823,313	12,831	1.56
資金調達勘定	86,417,083	241,919	0.28
うち預金	58,312,535	63,334	0.11
うち譲渡性預金	5,732,409	2,072	0.04
うちコールマネー及び売渡手形	10,166,594	1,109	0.01
うち売現先勘定	1,036,569	74	0.01
うち債券貸借取引受入担保金	3,853,983	28,830	0.75
うちコマーシャル・ペーパー	268,052	380	0.14
うち借用金	3,559,474	80,487	2.26
うち社債	2,537,030	38,045	1.50

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高814,452百万円を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高43,701百万円を資金運用勘定から、金銭の信託運用見合額の平均残高43,701百万円及び利息46百万円を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成14年度		
	平均残高	利息	利回り
資金運用勘定	9,690,916	421,432	4.35%
うち貸出金	6,252,263	204,679	3.27
うち有価証券	1,745,522	58,303	3.34
うちコールローン及び買入手形	120,354	2,242	1.86
うち買現先勘定	100,914	1,348	1.34
うち債券貸借取引支払保証金	—	—	—
うち預け金	970,063	22,153	2.28
資金調達勘定	6,812,607	209,909	3.08
うち預金	3,994,367	89,254	2.23
うち譲渡性預金	200,607	5,503	2.74
うちコールマネー及び売渡手形	168,107	2,614	1.56
うち売現先勘定	1,059,369	18,111	1.71
うち債券貸借取引受入担保金	—	—	—
うちコマーシャル・ペーパー	—	—	—
うち借用金	212,650	6,168	2.90
うち社債	1,159,507	38,169	3.29

（注）1.「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高22,906百万円を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高67百万円を資金運用勘定から、金銭の信託運用見合額の平均残高67百万円及び利息1百万円を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

合計	平成14年度		
	平均残高	利息	利回り
資金運用勘定	92,457,445	1,816,908	1.97%
うち貸出金	62,931,901	1,262,092	2.01
うち有価証券	23,440,003	268,261	1.14
うちコールローン及び買入手形	748,139	4,179	0.56
うち買現先勘定	221,896	1,352	0.61
うち債券貸借取引支払保証金	1,254,675	225	0.02
うち預け金	1,769,576	34,768	1.96
資金調達勘定	92,205,905	417,355	0.45
うち預金	62,282,430	152,373	0.24
うち譲渡性預金	5,933,016	7,576	0.13
うちコールマネー及び売渡手形	10,334,702	3,724	0.04
うち売現先勘定	2,095,938	18,185	0.87
うち債券貸借取引受入担保金	3,853,983	28,830	0.75
うちコマーシャル・ペーパー	268,052	380	0.14
うち借用金	2,774,225	52,380	1.89
うち社債	3,696,169	76,202	2.06

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高836,686百万円を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高43,769百万円を資金運用勘定から、金銭の信託運用見合額の平均残高43,769百万円及び利息48百万円を資金調達勘定から、それぞれ控除して表示しております。

□役務取引の状況

（金額単位　百万円）

区分	平成14年度			
	国内	海外	消去又は全社(△)	合計
役務取引等収益	395,641	28,765	△168	424,238
うち預金・貸出業務	14,117	15,683	△3	29,797
うち為替業務	107,473	5,923	—	113,396
うち証券関連業務	30,819	2	—	30,822
うち代理業務	15,325	—	—	15,325
うち保護預り・貸金庫業務	4,973	5	—	4,978
うち保証業務	26,556	2,069	△164	28,462
うちクレジットカード関連業務	86,145	—	—	86,145
役務取引等費用	67,751	3,715	△127	71,338
うち為替業務	20,461	1,327	—	21,789

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

□特定取引の状況

（金額単位　百万円）

区分	平成14年度			
	国内	海外	消去又は全社(△)	合計
特定取引収益	193,188	23,417	△10,109	206,496
うち商品有価証券収益	6,328	2,861	—	9,190
うち特定取引有価証券収益	—	—	—	—
うち特定金融派生商品収益	186,477	20,555	△10,109	196,924
うちその他の特定取引収益	381	—	—	381
特定取引費用	7,401	3,433	△10,109	725
うち商品有価証券費用	—	—	—	—
うち特定取引有価証券費用	725	—	—	725
うち特定金融派生商品費用	6,675	3,433	△10,109	—
うちその他の特定取引費用	—	—	—	—

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

資産・負債の状況（連結）

預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成15年3月末
国内	流動性預金 定期性預金 その他	34,752,737 20,588,039 4,256,263
	計	59,597,040
	譲渡性預金	4,740,264
	合計	64,337,305
海外	流動性預金 定期性預金 その他	2,732,304 591,572 10,089
	計	3,333,966
	譲渡性預金	112,753
	合計	3,446,720
総合計		67,784,025

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

貸出金の業種別構成

期末残高

（金額単位　百万円）

区分		平成15年3月末	
		金額	構成比
国内 （除く特別国際金融取引勘定分）	製造業 第一次産業 建設業 運輸、情報通信、公益事業 卸売・小売業 金融・保険業 不動産業 各種サービス業 地方公共団体 その他	6,326,227 207,518 2,631,272 3,082,989 6,251,344 4,214,205 9,038,117 6,150,192 577,184 17,968,160	11.21% 0.37 4.66 5.46 11.07 7.47 16.01 10.90 1.02 31.83
	合計	56,447,214	100.00
海外及び特別国際金融取引勘定分	政府等 金融機関 商工業 その他	141,741 312,632 3,898,656 282,701	3.06 6.74 84.10 6.10
	合計	4,635,732	100.00
総合計		61,082,946	—

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 第一次産業には、農業・林業・漁業及び鉱業を含めております。

□リスク管理債権

（金額単位　百万円）

区分	平成15年３月末
破綻先債権①	201,392
延滞債権②	2,710,164
３カ月以上延滞債権③	130,353
貸出条件緩和債権④	2,728,791
合計	5,770,700

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。
③「３カ月以上延滞債権」：元金または利息の支払いが、約定支払日の翌日を起算日として３月以上延滞している貸出金（除く①、②）。
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）。

□有価証券残高

期末残高

（金額単位　百万円）

区分		平成15年３月末
国内	国債	12,813,396
	地方債	375,204
	社債	2,369,698
	株式	3,321,531
	その他の証券	3,346,246
	計	22,226,077
海外	国債	88,250
	地方債	—
	社債	854
	株式	—
	その他の証券	1,650,405
	計	1,739,510
全社	国債	—
	地方債	—
	社債	—
	株式	152,932
	その他の証券	—
	計	152,932
合計		24,118,520

（注）１.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
２.「その他の証券」には、外国債券及び外国株式を含めております。

□特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成15年３月末			
	国内	海外	消去又は全社（△）	合計
特定取引資産	3,961,696	550,962	△17,263	4,495,396
うち商品有価証券	111,930	113,679	—	225,610
うち商品有価証券派生商品	81	—	—	81
うち特定取引有価証券	—	—	—	—
うち特定取引有価証券派生商品	121	—	—	121
うち特定金融派生商品	2,640,783	437,283	△17,263	3,060,803
うちその他の特定取引資産	1,208,779	—	—	1,208,779
特定取引負債	2,424,433	444,222	△17,263	2,851,391
うち売付商品債券	3,397	6,409	—	9,806
うち商品有価証券派生商品	78	—	—	78
うち特定取引売付債券	—	—	—	—
うち特定取引有価証券派生商品	423	—	—	423
うち特定金融派生商品	2,420,079	437,812	△17,263	2,840,629
うちその他の特定取引負債	454	—	—	454

（注）１.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
２.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

自己資本比率

当社は平成15年3月期より、自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」(日本公認会計士協会業種別監査委員会報告第30号)に基づき、朝日監査法人による外部監査を受けております。なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当社あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件(平成10年大蔵省告示第62号)に定められた算式に基づき、連結ベースについて算出しております。なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(第一基準)

(金額単位　百万円)

項目			平成15年3月末
基本的項目	資本金		1,247,650
	うち非累積的永久優先株		/
	新株式払込金		—
	資本剰余金		856,237
	利益剰余金		278,357
	連結子会社の少数株主持分		996,892
	うち海外特別目的会社の発行する優先出資証券		840,110
	その他有価証券の評価差損(△)		24,197
	自己株式払込金		—
	自己株式(△)		15,204
	為替換算調整勘定		△53,515
	営業権相当額(△)		251
	連結調整勘定相当額(△)		30,031
	計	(A)	3,255,936
	うちステップ・アップ金利条項付の優先出資証券		216,360
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		—
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		71,699
	一般貸倒引当金		1,173,927
	負債性資本調達手段等		2,150,334
	うち永久劣後債務		569,073
	うち期限付劣後債務および期限付優先株		1,581,261
	計		3,395,961
	うち自己資本への算入額	(B)	2,961,619
準補完的項目	短期劣後債務		—
	うち自己資本への算入額	(C)	—
控除項目	控除項目	(D)	238,633
自己資本額	(A)+(B)+(C)−(D)	(E)	5,978,922
リスク・アセット等	資産(オン・バランス)項目		55,417,663
	オフ・バランス取引項目		3,525,419
	信用リスク・アセットの額	(F)	58,943,082
	マーケット・リスク相当額に係る額((H)/8%)	(G)	223,781
	(参考)マーケット・リスク相当額	(H)	17,902
	計　((F)+(G))	(I)	59,166,864
連結自己資本比率(第一基準)=(E)/(I)×100			10.10%

(補足)

「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、三井住友銀行(以下「当行」)の海外特別目的会社が発行した以下の3件の優先出資証券が含まれております。

発行体	SB Treasury Company L. L. C. ("SBTC-LLC")	SB Equity Securities (Cayman), Limited ("SBES")	Sakura Preferred Capital (Cayman) Limited ("SPCL")
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円	283,750百万円 Initial Series 258,750百万円 Series B 25,000百万円
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定 (ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1 変動(金利ステップアップなし) Series A-2 変動(金利ステップアップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series 変動(金利ステップアップなし) Series B 変動(金利ステップアップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益/予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1. 損失吸収事由

当行につき、①自己資本比率/Tier1 比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由〈清算、破産または清算的会社更生〉の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3. 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6. SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

資本の状況

□資本金及び発行済株式総数

（単位　株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成14年12月2日	—	6,676,424.39	—	1,000,000	—	1,496,547	
平成15年2月3日	86,576.53	6,763,000.92	—	1,000,000	3,069	1,499,616	日本総研ホールディングズとの合併による普通株式の増加
平成15年2月8日	50,100	6,813,100.92	75,150	1,075,150	75,150	1,574,766	有償第三者割当 第1-12回第四種優先株式 発行価格　3,000千円 資本組入額　1,500千円
平成15年3月12日	115,000	6,928,100.92	172,500	1,247,650	172,500	1,747,266	有償第三者割当 第13回第四種優先株式 発行価格　3,000千円 資本組入額　1,500千円

（注）平成15年4月21日に、第13回第四種優先株式の普通株式への転換により、当該優先株式1株が減少し、普通株式9.61株が増加いたしました。

□株式の総数等

発行済株式の内容（平成15年3月31日現在）

普通株式	5,796,000.92株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株
第9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第13回第四種優先株式	115,000株
計	6,928,100.92株

上場証券取引所名　東京証券取引所（市場第一部）　大阪証券取引所（市場第一部）
名古屋証券取引所（市場第一部）

□所有者別状況

①普通株式

区分	株主数	所有株式数	割合
政府及び地方公共団体	8人	4,918株	0.08%
金融機関	406	2,097,217	36.38
証券会社	93	145,394	2.52
その他の法人	8,684	2,176,848	37.76
外国法人等(うち個人)	707 (70)	536,851 (273)	9.31 (0.00)
個人その他	174,039	802,854	13.92
計	183,937	5,764,082	100.00
端株の状況		31,918.92	

（注）1. 自己株式963.57株は「個人その他」に963株、「端株の状況」に0.57株含まれております。
2. 「その他の法人」及び「端株の状況」欄には、証券保管振替機構名義の株式が、それぞれ390株及び0.60株含まれております。

②第一種優先株式

区分	株主数	所有株式数	割　合
金融機関	1人	67,000株	100.00%
計	1	67,000	100.00

③第二種優先株式

区分	株主数	所有株式数	割　合
金融機関	1人	100,000株	100.00%
計	1	100,000	100.00

④第三種優先株式

区分	株主数	所有株式数	割　合
金融機関	1人	800,000株	100.00%
計	1	800,000	100.00

⑤第1回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑥第2回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑦第3回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑧第4回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑨第5回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑩第6回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑪第7回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑫第8回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑬第9回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑭第10回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑮第11回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑯第12回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑰第13回第四種優先株式

区分	株主数	所有株式数	割　合
外国法人等	1人	115,000株	100.00%
計	1	115,000	100.00

□新株予約権等の状況（ストックオプション制度の内容）

旧株式会社三井住友銀行が、平成14年6月27日開催の第1期定時株主総会の特別決議に基づいて商法第280条ノ20及び同法第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年8月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年9月27日開催の臨時株主総会（普通株式に係る種類株主総会を兼ねる。）において、承認可決されました。
なお、当社が承継した新株予約権の内容は次のとおりであります。

	平成15年3月31日現在
新株予約権の数	1,620個
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,620株
新株予約権の行使時の払込金額	1株当たり　673,000円
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　673,000円 資本組入額　337,000円
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

（注）1. 新株予約権1個当たりの目的たる株式の数は1株であります。

2. 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$調整後払込金額=調整前払込金額\times\frac{既発行株式数+\frac{新発行株式数\times 1株当たり払込金額}{1株当たり時価}}{既発行株式数+新発行株式数}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

□大株主

①普通株式

株主名	所有株式数	持株比率
日本トラスティ・サービス信託銀行株式会社(信託口)	260,292株	4.49%
住友生命保険相互会社	209,631	3.61
日本マスタートラスト信託銀行株式会社(信託口)	207,422	3.57
日本生命保険相互会社	184,931	3.19
管理有託　受託者三井アセット信託銀行株式会社	109,209	1.88
松下電器産業株式会社	103,570	1.78
三井生命保険相互会社	76,651	1.32
UFJ信託銀行株式会社(信託勘定A口)	72,050	1.24
三洋電機株式会社	64,113	1.10
ザ チェース マンハッタン バンク エヌエイ ロンドン(常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室)	57,017	0.98
トヨタ自動車株式会社	53,753	0.92
三井住友海上火災保険株式会社	47,259	0.81
年金信託　受託者三井アセット信託銀行株式会社2口	43,448	0.74
住友信託銀行株式会社	42,593	0.73
三菱信託銀行株式会社(信託口)	42,154	0.72
学校法人川崎学園	40,000	0.69
株式会社クボタ	39,499	0.68
武田薬品工業株式会社	39,074	0.67
野村證券株式会社	38,786	0.66
住友商事株式会社	37,062	0.63
バンク オブ ニューヨーク フォー ゴールドマン サックス インターナショナル(エクイティ)	35,698	0.61
第一生命保険相互会社	35,648	0.61
三井住友フィナンシャルグループ従業員持株会	34,796	0.60
指定単　受託者三井アセット信託銀行株式会社1口	33,438	0.57
三井不動産株式会社	31,258	0.53
資産管理サービス信託銀行株式会社(年金信託口)	30,239	0.52
株式会社近藤紡績所	30,056	0.51
包括信託　受託者三井アセット信託銀行(委託者　株式会社東芝)	29,253	0.50
新日本製鐵株式會社	29,147	0.50
住友信託銀行株式会社(信託B口)	29,131	0.50

②第一種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	67,000株	100.00%

③第二種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	100,000株	100.00%

④第三種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	800,000株	100.00%

⑤第1回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑥第2回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑦第3回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑧第4回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑨第5回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑩第6回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑪第7回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑫第8回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑬第9回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑭第10回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑮第11回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑯第12回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑰第13回第四種優先株式

株主名	所有株式数	持株比率
ジェイピーモルガン・チェース・バンク・ロンドン（エスエムエフジー・ファイナンス（ケイマン）リミテッド代理人）（常任代理人 株式会社三井住友銀行事務管理部）	115,000株	100.00%

□平成14年度株価

（金額単位　円）

区分	平成14年度
最高株価	452,000
最低株価	206,000

（注）1. 上記は普通株式の株価であり、東京証券取引市場第一部におけるものです。
2. 第一種優先株式、第二種優先株式、第三種優先株式、第1-12回第四種優先株式、第13回第四種優先株式は、証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。

□当事業年度中最近6カ月間の株価の推移

（金額単位　円）

区分	平成14年10月	平成14年11月	平成14年12月	平成15年1月	平成15年2月	平成15年3月
最高株価			452,000	410,000	414,000	281,000
最低株価			341,000	325,000	272,000	206,000

（注）1. 上記は普通株式の株価であり、東京証券取引市場第一部におけるものです。
2. 第一種優先株式、第二種優先株式、第三種優先株式、第1-12回第四種優先株式、第13回第四種優先株式は、証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。

連結財務諸表

当行の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。
以下の連結貸借対照表、連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書は、上記の連結財務諸表に基づいて作成しております。

連結貸借対照表

（金額単位　百万円）

科目	平成13年度末 平成14年3月31日現在		平成14年度末 平成15年3月31日現在
	旧三井住友銀行	旧わかしお銀行	
（資産の部）			
現金預け金	5,632,296	62,301	3,437,244 ※8
コールローン及び買入手形	720,154	493	187,563
買現先勘定	793,266	—	109,710
債券貸借取引支払保証金	—	—	1,981,243
買入金銭債権	461,879	—	363,981
特定取引資産	3,278,105	—	4,495,396 ※8
金銭の信託	33,860	—	24,629
有価証券	20,694,632	53,040	23,958,521 ※1, 2, 8
貸出金	63,645,586	373,951	61,219,617 ※3, 4, 5, 6, 7, 8, 9
外国為替	795,755	206	749,974 ※7
その他資産	6,447,644	1,528	2,157,885 ※8
動産不動産	1,207,589	10,172	920,076 ※8, 11, 12
リース資産	927,120	—	26,130 ※12
繰延税金資産	1,882,464	—	1,885,307
再評価に係る繰延税金資産	726	—	724 ※11
連結調整勘定	18,518	—	—
支払承諾見返	3,625,047	1,339	3,078,461
貸倒引当金	△2,159,649	△4,943	△2,201,830
資産の部合計	**108,005,001**	**498,090**	**102,394,637**

（金額単位　百万円）

科目	平成13年度末 平成14年3月31日現在		平成14年度末 平成15年3月31日現在
	旧三井住友銀行	旧わかしお銀行	
（負債の部）			
預金	64,985,976	459,865	62,996,004 ※8
譲渡性預金	6,662,097	8,500	4,889,017
コールマネー及び売渡手形	10,775,484	—	8,953,084 ※8
売現先勘定	1,468,504	—	4,144,735 ※8
債券貸借取引受入担保金	—	—	4,807,245 ※8
コマーシャル・ペーパー	1,167,500	—	50,500
特定取引負債	2,331,500	—	2,851,391 ※8
借用金	2,889,907	—	1,427,000 ※8, 13
外国為替	299,610	—	397,666
社債	3,505,820	—	3,441,137 ※14
転換社債	1,106	—	—
債券貸付取引担保金	3,174,799	—	— ※8
信託勘定借	—	—	5,953
その他負債	2,861,669	3,627	1,952,000 ※8, 10
賞与引当金	21,606	162	16,111
退職給付引当金	147,972	3,961	92,802
債権売却損失引当金	86,371	574	20,665
特別法上の引当金	336	—	649
繰延税金負債	39,206	—	43,726
再評価に係る繰延税金負債	64,015	—	58,788 ※11
支払承諾	3,625,047	1,339	3,078,461 ※8
負債の部合計	**104,108,534**	**478,029**	**99,226,942**
少数株主持分	**983,847**	**—**	**1,025,150**
（資本の部）			
資本金	1,326,746	20,831	—
資本準備金	1,326,758	0	—
再評価差額金	121,244	—	—
連結剰余金	475,357	—	—
欠損金	—	10	—
その他有価証券評価差額金	△304,837	△759	—
為替換算調整勘定	△15,174	—	—
計	2,930,095	20,060	—
自己株式	△283	—	—
子会社の所有する親会社株式	△17,191	—	—
資本の部合計	**2,912,619**	**20,060**	**—**
（資本の部）			
資本金	—	—	559,985 ※15
資本剰余金	—	—	1,298,511
利益剰余金	—	—	258,690
土地再評価差額金	—	—	101,336 ※11
その他有価証券評価差額金	—	—	△21,559
為替換算調整勘定	—	—	△54,419
資本の部合計	**—**	**—**	**2,142,544**
負債、少数株主持分及び資本の部合計	**108,005,001**	**498,090**	**102,394,637**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結損益計算書

（金額単位　百万円）

科目	平成13年度 自 平成13年4月1日 至 平成14年3月31日		平成14年度 自 平成14年4月1日 至 平成15年3月31日
	旧三井住友銀行	旧わかしお銀行	
経常収益	**3,779,702**	**14,259**	**3,549,937**
資金運用収益	2,176,685	11,541	1,817,526
貸出金利息	1,420,950	10,767	1,262,140
有価証券利息配当金	318,508	726	268,840
コールローン利息及び買入手形利息	5,189	11	4,179
買現先利息	8,399	—	1,352
債券貸借取引受入利息	—	—	225
預け金利息	186,892	0	34,759
その他の受入利息	236,745	35	246,028
信託報酬	—	—	7
役務取引等収益	387,280	878	424,235
特定取引収益	129,450	—	206,496
その他業務収益	845,583	1,465	947,036
リース料収入	380,904	—	392,486
割賦売上高	154,934	—	178,671
その他の業務収益	309,744	1,465	375,878
その他経常収益	240,702	374	154,634 ※1
経常費用	**4,360,330**	**13,767**	**4,017,446**
資金調達費用	726,901	1,014	417,405
預金利息	331,670	937	152,364
譲渡性預金利息	15,406	2	7,578
コールマネー利息及び売渡手形利息	10,378	0	3,724
売現先利息	29,238	—	18,185
債券貸借取引支払利息	—	—	28,830
コマーシャル・ペーパー利息	1,590	—	380
借用金利息	64,020	0	52,380
社債利息	86,829	—	76,202
転換社債利息	97	—	—
新株予約権付社債利息	—	—	16
その他の支払利息	187,670	74	77,741
役務取引等費用	67,747	583	74,257
特定取引費用	17	—	725
その他業務費用	666,651	868	721,193
賃貸原価	328,670	—	344,676
割賦原価	139,197	—	161,889
その他の業務費用	198,783	868	214,627
営業経費	935,553	8,458	888,421 ※2
その他経常費用	1,963,458	2,841	1,915,443
貸倒引当金繰入額	1,204,335	882	655,488
その他の経常費用	759,123	1,958	1,259,954 ※3
経常利益（△は経常損失）	**△580,628**	**492**	**△467,509**
特別利益	**29,428**	**459**	**11,906**
動産不動産処分益	4,426	9	5,578
償却債権取立益	1,305	449	1,833
証券取引責任準備金取崩額	315	—	80
その他の特別利益	23,381	—	4,413 ※4
特別損失	**53,138**	**913**	**87,067**
動産不動産処分損	27,478	142	38,877
その他の特別損失	25,659	770	48,190 ※5
税金等調整前当期純利益（△は税金等調整前当期純損失）	**△604,338**	**37**	**△542,670**
法人税、住民税及び事業税	**101,860**	**33**	**65,912**
法人税等調整額	**△289,305**	**—**	**△216,233**
少数株主利益	**46,993**	**—**	**37,037**
当期純利益（△は当期純損失）	**△463,887**	**4**	**△429,387**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結剰余金計算書

（金額単位　百万円）

科目	平成13年度 自 平成13年4月1日 至 平成14年3月31日 旧三井住友銀行	平成13年度 自 平成13年4月1日 至 平成14年3月31日 旧わかしお銀行	平成14年度 自 平成14年4月1日 至 平成15年3月31日
連結剰余金期首残高又は欠損金期首残高（△）	**319,924**	**△4,896**	**—**
連結剰余金増加高又は欠損金減少高	**741,468**	**4,881**	**—**
再評価差額金の取崩に伴う剰余金増加高	60,132	—	—
合併に伴う剰余金増加高	309,177	—	—
連結子会社の合併に伴う剰余金増加高	2,778	—	—
連結子会社の増加に伴う剰余金増加高	10,936	—	—
持分法適用会社の増加に伴う剰余金増加高	828	—	—
資本準備金の取崩に伴う剰余金増加高又は欠損金減少高	357,614	4,881	—
連結剰余金減少高又は欠損金増加高	**122,148**	**—**	**—**
配当金	11,199	—	—
連結子会社の合併に伴う剰余金減少高	4,465	—	—
連結子会社の増加に伴う剰余金減少高	106,479	—	—
持分法適用会社の増加に伴う剰余金減少高	3	—	—
当期純利益（△は当期純損失）	**△463,887**	4	**—**
連結剰余金期末残高又は欠損金期末残高（△）	**475,357**	△10	**—**
（資本剰余金の部）			
資本剰余金期首残高	**—**	**—**	**1,684,373**
資本準備金期首残高	—	—	1,326,758
その他資本剰余金期首残高	—	—	357,614
資本剰余金増加高	**—**	**—**	**445,127**
増資による新株の発行	—	—	284,907
株式交換に伴う増加高	—	—	160,220
資本剰余金減少高	**—**	**—**	**830,990**
合併に伴う減少高	—	—	826,653
自己株式処分差損	—	—	4,336
資本剰余金期末残高	**—**	**—**	**1,298,511**
（利益剰余金の部）			
利益剰余金期首残高	**—**	**—**	**117,743**
利益剰余金増加高	**—**	**—**	**731,649**
合併に伴う増加高	—	—	658,440
連結子会社の合併に伴う増加高	—	—	3
連結子会社の減少に伴う増加高	—	—	30,060
持分法適用会社の増加に伴う増加高	—	—	5,248
持分法適用会社の減少に伴う増加高	—	—	20,771
土地再評価差額金の取崩に伴う増加高	—	—	17,125
利益剰余金減少高	**—**	**—**	**590,702**
当期純損失	—	—	429,387
配当金	—	—	161,312
連結子会社の減少に伴う減少高	—	—	2
利益剰余金期末残高	**—**	**—**	**258,690**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 連結財務諸表規則の改正により、当連結会計年度より資本剰余金と利益剰余金に区分して表示しております。

連結キャッシュ・フロー計算書

（金額単位　百万円）

科目	平成13年度 自 平成13年4月 1 日 至 平成14年3月31日 旧三井住友銀行	平成13年度 旧わかしお銀行	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益（△は税金等調整前当期純損失）	△604,338	37	△542,670
動産不動産等減価償却費	96,374	490	89,412
リース資産減価償却費	306,044	—	312,562
連結調整勘定償却額	4,806	—	10,399
持分法による投資損益（△）	△2,964	—	△1,703
貸倒引当金の増加額	884,174	△56	82,688
債権売却損失引当金の増加額	△58,895	△591	△65,706
賞与引当金の増加額	21,606	162	△224
退職給付引当金の増加額	△42,469	58	△47,563
資金運用収益	△2,176,685	△11,541	△1,817,526
資金調達費用	726,901	1,014	417,405
有価証券関係損益（△）	△64,057	△452	453,229
金銭の信託の運用損益（△）	56	—	4,003
為替差損益（△）	△160,717	—	170,155
動産不動産処分損益（△）	23,052	133	33,298
リース資産処分損益（△）	995	—	1,505
営業譲渡益	△5,000	—	—
特定取引資産の純増（△）減	△757,328	—	△1,253,569
特定取引負債の純増減（△）	1,030,514	—	569,881
貸出金の純増（△）減	1,794,503	687	2,215,660
預金の純増減（△）	1,887,932	26,754	△1,986,230
譲渡性預金の純増減（△）	△4,989,141	8,500	△1,780,894
借用金（劣後特約付借入金を除く）の純増減（△）	△456,519	—	△261,965
有利息預け金の純増（△）減	2,018,942	—	2,947,784
預け金（日銀預け金を除く）の純増（△）減	—	△578	—
コールローン等の純増（△）減	1,904,425	△230	1,280,173
債券借入取引担保金の純増（△）減	△2,196,808	—	—
債券貸借取引支払保証金の純増（△）減	—	—	1,039,276
コールマネー等の純増減（△）	△3,020,667	—	902,660
コマーシャル・ペーパーの純増減（△）	△569,827	—	△979,700
債券貸付取引担保金の純増減（△）	△1,715,984	—	—
債券貸借取引受入担保金の純増減（△）	—	—	1,632,445
外国為替（資産）の純増（△）減	△56,299	△29	42,144
外国為替（負債）の純増減（△）	48,749	△1	99,013
普通社債の発行・償還による純増減（△）	359,901	—	457,319
信託勘定借の純増減（△）	—	—	5,953
資金運用による収入	2,342,208	11,861	1,957,564
資金調達による支出	△829,888	△1,060	△464,800
その他	△1,070,901	△50	67,366
小計	△5,327,304	35,110	5,589,349
法人税等の支払額	△54,205	4	△99,188
営業活動によるキャッシュ・フロー	**△5,381,510**	**35,114**	**5,490,161**

（次ページに続く）

（連結キャッシュ・フロー計算書続き）

（金額単位　百万円）

科目	平成13年度 自 平成13年4月 1 日 至 平成14年3月31日 旧三井住友銀行	平成13年度 旧わかしお銀行	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
II 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△39,722,661	△63,264	△49,937,936
有価証券の売却による収入	32,828,672	56,619	37,713,543
有価証券の償還による収入	12,828,207	6,829	7,907,363
金銭の信託の増加による支出	△5,011	—	△14,622
金銭の信託の減少による収入	42,663	—	23,624
動産不動産の取得による支出	△73,354	△585	△69,883
動産不動産の売却による収入	134,704	510	73,677
リース資産の取得による支出	△342,964	—	△336,512
リース資産の売却による収入	37,736	—	33,900
連結範囲の変更を伴う子会社株式の取得による支出	△599	—	△15,444
連結範囲の変更を伴う子会社株式の売却による収入	416	—	53
営業譲渡による収入	5,000	—	—
投資活動によるキャッシュ・フロー	**5,732,808**	**109**	**△4,622,236**
III 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	128,000	—	165,000
劣後特約付借入金の返済による支出	△278,000	—	△286,500
劣後特約付社債・転換社債の発行による収入	201,198	—	—
劣後特約付社債・新株予約権付社債の発行による収入	—	—	223,950
劣後特約付社債・転換社債の償還による支出	△262,361	—	—
劣後特約付社債・新株予約権付社債の償還による支出	—	—	△565,522
株式等の発行による収入	—	—	570,269
配当金支払額	△11,101	—	△161,312
合併交付金支払額	△17,839	—	—
少数株主からの払込みによる収入	9,000	—	220
少数株主への配当金支払額	△39,064	—	△39,621
自己株式の取得による支出	△8,539	—	△7,524
自己株式の売却による収入	8,286	—	8,479
子会社の所有する親会社株式の売却による収入	1,607	—	—
財務活動によるキャッシュ・フロー	**△268,813**	**—**	**△92,561**
IV 現金及び現金同等物に係る換算差額	**3,595**	**0**	**△2,629**
V 現金及び現金同等物の増加額	**86,079**	**35,223**	**772,734**
VI 現金及び現金同等物の期首残高	**868,132**	**24,839**	**2,128,742**
VII 合併に伴う現金及び現金同等物の増加額	**1,075,527**	**—**	**—**
VIII 連結子会社の合併に伴う現金及び現金同等物の増加額	**2,544**	**—**	**0**
IX 新規連結に伴う現金及び現金同等物の増加額	**96,459**	**—**	**—**
X 連結除外に伴う現金及び現金同等物の減少額	**—**	**—**	**△5,509**
XI 現金及び現金同等物の期末残高	**2,128,742**	**60,063**	**2,895,968**

（注）記載金額は、百万円未満を切り捨てて表示しております。

1. 連結の範囲に関する事項

（1）連結子会社 114社

主要な会社名

株式会社みなと銀行
株式会社関西銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
明光ナショナル証券株式会社
SMBC Capital Markets, Inc.

明光ナショナル証券株式会社他2社は株式取得により、Sumitomo Mitsui Banking Corporation Europe Limited 他7社は新規設立により、当連結会計年度より連結子会社としております。

三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所他26社は当行の会社分割等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、さくら投信投資顧問株式会社他4社は合併により、Sumitomo Mitsui Finance Australia (Securities) Limited 他6社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

（2）非連結子会社

主要な会社名

SBCS Co., Ltd.

非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社 4社

主要な会社名

SBCS Co., Ltd.

Bangkok SMBC Systems Co., Ltd.は清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。

（2）持分法適用の関連会社 12社

主要な会社名

三井住友アセットマネジメント株式会社
株式会社クオーク

三井住友アセットマネジメント株式会社はさくら投信投資顧問株式会社の合併に伴う株式取得により、当連結会計年度より持分法適用の関連会社としております。

大和証券エスエムビーシー株式会社、大和住銀投信投資顧問株式会社他18社は当行の会社分割により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。また、China United International Leasing Co., Ltd.は売却により関連会社でなくなったため、明光ナショナル証券株式会社は株式取得により連結子会社となったため、当連結会計年度より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社

主要な会社名

エスアイエス・テクノサービス株式会社

（4）持分法非適用の関連会社

主要な会社名

Sumitomo Mitsui Asset Management (New York) Inc.

持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

（1）連結子会社の決算日は次のとおりであります。

9月末日	5社
10月末日	1社
12月末日	44社
1月末日	1社
3月末日	63社

（2）9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

なお、平成15年2月に設立された12月末日を決算日とする海外連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

（2）有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は上記（1）及び（2）①と同じ方法により行っております。

（3）デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

（4）減価償却の方法

①動産不動産及びリース資産

当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建物	7年～50年
動産	2年～20年

連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②ソフトウェア

自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として５年）に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準

当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当連結会計年度より、当行においては「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法（DCF法）が採用されている場合の監査上の留意事項」（日本公認会計士協会平成１５年２月２４日）等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,251,553百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生時の従業員の平均残存勤務期間内の一定の年数（主として１０年）による定額法により損益処理

数理計算上の差異：

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として１０年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。

一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けておりますが、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第１３号）第４７－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

なお、本処理に伴う損益に与える影響額等については、（退職給付関係）に記載しております。

(8) 債権売却損失引当金の計上基準

株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

(9) 特別法上の引当金の計上基準

特別法上の引当金は、金融先物取引責任準備金１８百万円及び証券取引責任準備金631百万円であり、次のとおり計上しております。

①金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第８２条及び同法施行規則第２９条の規定に定めるところにより算出した額を計上しております。

②証券取引責任準備金

国内連結子会社は、証券事故による損失に備えるため、証券取引法第５１条に定めるところにより算出した額を計上しております。

(10) 外貨建資産・負債の換算基準

当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。

外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第２０号。以下、「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成１１年１０月２２日））を適用しておりましたが、当連結会計年度からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第２５号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、連結貸借対照表上、相殺表示しております。

資金関連スワップ取引については、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(11) リース取引の処理方法

当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法

当行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(14) 消費税等の会計処理

当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

(15) その他連結財務諸表作成のための重要な事項

①自己株式及び法定準備金の取崩等に関する会計基準

「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)が平成14年4月1日以後に適用されることになったことに伴い、当連結会計年度から同会計基準を適用しております。これによる当連結会計年度の連結財務諸表に与える影響は軽微であります。

なお、連結財務諸表規則及び銀行法施行規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則及び銀行法施行規則により作成しております。

また、連結キャッシュ・フロー計算書において、従来区分掲記しておりました「子会社の所有する親会社株式の売却による収入」(当連結会計年度8,479百万円)は当連結会計年度より「自己株式の売却による収入」に含めております。

②1株当たり当期純利益に関する会計基準

「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が平成14年4月1日以後開始する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同会計基準及び適用指針を適用しております。これによる影響については、(1株当たり情報)に記載しております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. 連結調整勘定の償却に関する事項

三井住友カード株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【表示方法の変更】

(連結貸借対照表関係)

「銀行法施行規則の一部を改正する内閣府令」(平成15年内閣府令第47号)により、銀行法施行規則別紙様式が改正されたことに伴い、前連結会計年度において「その他資産」に含めて表示していた「債券借入取引担保金」は、当連結会計年度から「債券貸借取引支払保証金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は1,981,243百万円減少し、「債券貸借取引支払保証金」は同額増加しております。また、前連結会計年度における「債券貸付取引担保金」は、当連結会計年度から「債券貸借取引受入担保金」として表示しております。

(連結損益計算書関係)

「銀行法施行規則の一部を改正する内閣府令」(平成15年内閣府令第47号)により、銀行法施行規則別紙様式が改正されたことに伴い、以下のとおり表示方法を変更しております。

(1) 前連結会計年度において「資金調達費用」中「その他の支払利息」、又は「資金運用収益」中「その他の受入利息」に含めて表示していた現金担保付債券貸借取引に係る受払利息は、当連結会計年度から、それぞれ同「債券貸借取引支払利息」、又は同「債券貸借取引受入利息」として表示しております。

(2) 前連結会計年度における「転換社債利息」は、当連結会計年度から「新株予約権付社債利息」として表示しております。

(連結キャッシュ・フロー計算書関係)

「銀行法施行規則の一部を改正する内閣府令」(平成15年内閣府令第47号)により、銀行法施行規則別紙様式が改正されたことに伴い、以下のとおり表示方法を変更しております。

(1) 前連結会計年度における「債券借入取引担保金の純増(△)減」、「債券貸付取引担保金の純増減(△)」は、当連結会計年度から、それぞれ「債券貸借取引支払保証金の純増(△)減」、「債券貸借取引受入担保金の純増減(△)」として記載しております。

(2) 前連結会計年度における「劣後特約付社債・転換社債の発行による収入」、「劣後特約付社債・転換社債の償還による支出」は、当連結会計年度から、それぞれ「劣後特約付社債・新株予約権付社債の発行による収入」、「劣後特約付社債・新株予約権付社債の償還による支出」として記載しております。

【追加情報】

外形標準課税に係る事業税

東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年3月29日、東京都は、東京高等裁判所に控訴し、同年4月9日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年1月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年2月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。

このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前々連結会計年度が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前連結会計年度が株式会社三井住友銀行が第1期に計上した金額が19,862百万円、当連結会計年度が18,269百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成14年4月4日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年5月30日大阪府条例第77号)(以下、「平成14年改正府条例」という。)が、平成15年4月1日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成15年3月25日大阪府条例第14号)(以下、「平成15年改正府条例」という。)が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年4月1日以後開始する事業年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、平成15年改正府条例附則2の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

注記事項(当連結会計年度 自 平成14年4月1日 至 平成15年3月31日)

(連結貸借対照表関係)

※1. 有価証券には、非連結子会社及び関連会社の株式21,816百万円及び出資金1,194百万円を含んでおります。

※2. 無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に140百万円含まれております。
無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,084,632百万円、当連結会計年度末に当該処分をせずに所有しているものは99,624百万円であります。

※3. 貸出金のうち、破綻先債権額は199,794百万円、延滞債権額は2,665,675百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は128,493百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は2,689,172百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,683,134百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,078,333百万円であります。

※8. 担保に供している資産は次のとおりであります。
担保に供している資産

現金預け金	75,268百万円
特定取引資産	990,965百万円
有価証券	11,457,673百万円
貸出金	4,738,320百万円
その他資産(延払資産等)	1,140百万円
動産不動産	535百万円

担保資産に対応する債務

預金	21,038百万円
コールマネー及び売渡手形	7,952,599百万円
売現先勘定	4,107,615百万円
債券貸借取引受入担保金	4,189,794百万円
特定取引負債	136,975百万円
借用金	2,847百万円
その他負債	18,548百万円
支払承諾	41,108百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,370百万円、特定取引資産13,937百万円、有価証券4,621,947百万円及び貸出金781,138百万円を差し入れております。
また、動産不動産のうち保証金権利金は114,961百万円、その他資産のうち先物取引差入証拠金は14,814百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、28,977,879百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが26,272,078百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は944,797百万円、繰延ヘッジ利益の総額は1,094,799百万円であります。

※11. 当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日
当行
平成10年3月31日及び平成14年3月31日
一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
当行
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※12. 動産不動産の減価償却累計額は572,532百万円、リース資産の減価償却累計額は28,558百万円であります。

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金877,609百万円が含まれております。

※14. 社債には、劣後特約付社債1,403,028百万円が含まれております。

※15. 当行の発行済株式の総数

普通株式	54,811千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株

(連結損益計算書関係)

※1. その他経常収益には、株式等売却益75,122百万円を含んでおります。

※2. 営業経費には、研究開発費780百万円を含んでおります。

※3. その他の経常費用には、貸出金償却364,605百万円、株式等償却509,205百万円を含んでおります。

※4. その他の特別利益は、厚生年金基金代行部分返上益であります。

※5. その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,158百万円、ソフトウェアの除却損15,014百万円を含んでおります。

(連結キャッシュ・フロー計算書関係)

1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

(金額単位 百万円)

	平成15年3月31日現在
現金預け金勘定	3,437,244
有利息預け金	△541,275
現金及び現金同等物	2,895,968

2. 株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳

株式の取得により新たに明光ナショナル証券株式会社、三井オートリース株式会社他3社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。

(金額単位 百万円)

資産	191,318
(うちリース資産	82,346)
負債	△150,698
(うち借用金	△96,817)
少数株主持分	△26,881
連結調整勘定	5,013
上記5社株式の取得価額	18,751
上記5社現金及び現金同等物	△3,306
差引:上記5社取得のための支出	15,444

3. 重要な非資金取引の内容

会社分割等に伴い連結の範囲から除外された三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所他26社の資産及び負債の主な内訳は以下のとおりです。

(金額単位　百万円)

資産	2,865,787
(うちリース資産	996,596)
負債	2,596,322
(うち借用金	1,433,305)

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

(金額単位　百万円)

	動産	その他	合計
取得価額相当額	55,751	9,420	65,171
減価償却累計額相当額	27,163	4,413	31,577
年度末残高相当額	28,587	5,007	33,594

・未経過リース料年度末残高相当額

(金額単位　百万円)

1年内	1年超	合計
10,536	24,178	34,714

・支払リース料、減価償却費相当額及び支払利息相当額

支払リース料　3,738百万円

減価償却費相当額　3,440百万円

支払利息相当額　279百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

(金額単位　百万円)

	動産	その他	合計
取得価額	38,239	1,869	40,109
減価償却累計額	22,365	965	23,331
年度末残高	15,873	903	16,777

・未経過リース料年度末残高相当額

(金額単位　百万円)

1年内	1年超	合計
6,043	11,550	17,594

・受取リース料、減価償却費及び受取利息相当額

受取リース料　374,816百万円

減価償却費　306,999百万円

受取利息相当額　70,330百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
16,530	93,241	109,772

(2) 貸手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
172	436	609

なお、上記1.、2.に記載した貸手側の未経過リース料のうち3,162百万円を借用金等の担保に提供しております。

(退職給付関係)

1. 採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

なお、一部の国内連結子会社は、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けております。

また、当行において退職給付信託を設定しております。

2. 退職給付債務に関する事項

(金額単位　百万円)

		平成15年3月31日現在
退職給付債務	(A)	△1,147,793
年金資産	(B)	718,888
未積立退職給付債務	(C)=(A)+(B)	△428,904
会計基準変更時差異の未処理額	(D)	42,668
未認識数理計算上の差異	(E)	346,134
未認識過去勤務債務	(F)	△52,701
連結貸借対照表計上額の純額	(G)=(C)+(D)+(E)+(F)	△92,802
前払年金費用	(H)	—
退職給付引当金	(G)−(H)	△92,802

(注) 1. 厚生年金基金の代行部分を含めて記載しております。なお、一部の国内連結子会社は、厚生年金基金の代行部分返上に関し、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第47－2項に定める経過措置を適用し、厚生労働大臣から将来分支給義務免除の認可を受けた日において代行部分に係る退職給付債務と返還相当額の年金資産を消滅したものとみなして会計処理しております。当連結会計年度末日において測定された年金資産の返還相当額は、23,906百万円であります。

2. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3. 総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は21,484百万円であり、上記年金資産には含めておりません。

3. 退職給付費用に関する事項

（金額単位　百万円）

	平成14年度
勤務費用	26,163
利息費用	34,772
期待運用収益	△32,219
会計基準変更時差異の費用処理額	23,158
数理計算上の差異の費用処理額	24,547
過去勤務債務の費用処理額	△6,583
その他（臨時に支払った割増退職金等）	9,811
退職給付費用	79,650
厚生年金基金の代行部分返上益	△4,413
計	75,237

（注）簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成15年3月31日現在
(1)割引率	1.7％～3.0％
(2)期待運用収益率	0％～5.0％
(3)退職給付見込額の期間配分方法	期間定額基準
(4)過去勤務債務の額の処理年数	主として10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5)数理計算上の差異の処理年数	主として10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）
(6)会計基準変更時差異の処理年数	主として5年

（税効果会計関係）

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
貸倒引当金	922,031
有価証券償却	568,077
税務上の繰延欠損金	442,212
貸出金償却	324,328
退職給付引当金	109,851
その他有価証券評価差額金	10,713
減価償却費	9,425
債権売却損失引当金	8,335
その他	91,906
繰延税金資産小計	2,486,882
評価性引当額	△537,897
繰延税金資産合計	1,948,985
繰延税金負債	
レバレッジドリース	△48,754
退職給付信託設定益	△25,328
子会社の留保利益金	△10,614
その他	△22,706
繰延税金負債合計	△107,403
繰延税金資産の純額	1,841,581

2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位　％）

当行の法定実効税率	38.62
（調整）	
評価性引当額	△24.23
全国一律外形標準課税導入に伴う税率変更	11.51
その他	1.79
税効果会計適用後の法人税等の負担率	27.70

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額

「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの（平成15年改正前地方税法第72条の12）から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。また、これを受けて当行の都条例及び府条例に基づく東京都、大阪府に係る法人事業税は、平成16年4月1日に開始する事業年度以降は、法律上の根拠を失い適用されないこととなります。

この変更に伴い、当行及び国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率が変更され、「繰延税金資産」は65,124百万円増加し、当連結会計年度に計上された「法人税等調整額」は65,278百万円減少しております。「再評価に係る繰延税金負債」は2,609百万円増加し、「土地再評価差額金」は2,621百万円減少しております。なお、上記のうち、当行においては、繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率は、当連結会計年度の38.62％から40.46％となり、「繰延税金資産」は67,657百万円増加し、当連結会計年度に計上された「法人税等調整額」は同額減少しております。「再評価に係る繰延税金負債」は2,634百万円増加し、「土地再評価差額金」は同額減少しております。

なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	15,353.34
1株当たり当期純損失	10,429.29
潜在株式調整後1株当たり当期純利益	—

（注）1. 当連結会計年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。

なお、前連結会計年度に係る連結財務諸表において採用していた方法により算定した、当連結会計年度の1株当たり情報は次のとおりであります。

（金額単位　円）

1株当たり純資産額	15,353.34
1株当たり当期純損失	10,433.31
潜在株式調整後1株当たり当期純利益	—

また、旧株式会社わかしお銀行と旧株式会社三井住友銀行は平成15年3月17日に合併比率1：0.007にて合併しております。当該合併が前期首に行われたと仮定した場合の前連結会計年度における旧株式会社三井住友銀行の1株当たり情報については、以下のとおりであります。

1株当たり純資産額　40,407.51円

1株当たり当期純損失　12,017.37円

2. 1株当たり当期純損失及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純損失	
当期純損失	429,387百万円
普通株主に帰属しない金額	—
普通株式に係る当期純損失	429,387百万円
普通株式の期中平均株式数	41,171千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	2004年満期米ドル建転換社債（額面総額8,660千$）※ 優先株式 連結子会社発行の新株予約権6種類（3,130千株）

※2004年満期米ドル建転換社債は当連結会計年度に償還しております。

3. 潜在株式調整後1株当たり当期純利益につきましては、当連結会計年度は当期純損失が計上されているため、記載しておりません。

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2. 子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成15年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	311,381	315,404	4,023	4,023	—
地方債	23,091	23,920	828	828	—
社債	—	—	—	—	—
その他	41,246	42,244	998	1,104	105
合計	375,719	381,569	5,850	5,956	105

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	3,140,569	2,978,296	△162,273	110,464	272,737
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,476,699	4,500,337	23,637	42,900	19,262
合計	21,641,283	21,613,812	△27,471	270,458	297,929

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は496,396百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成14年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	232,122	190,364

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成15年3月末
満期保有目的の債券	
非上場外国証券	652
その他	7,463
その他有価証券	
非上場外国証券	358,590
非上場債券	1,176,885
非上場株式（店頭売買株式を除く。）	331,173
その他	137,045

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成15年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,482,933	8,134,230	3,769,404	260,826
国債	3,303,625	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	354,501	2,879,026	765,527	880,974
合計	3,837,434	11,013,257	4,534,931	1,141,800

有価証券の範囲等

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

旧三井住友銀行

(1)売買目的有価証券

(金額単位 百万円)

	平成14年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	986,563	△15,011

(2)満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	平成14年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	157,807	158,223	415	493	77
地方債	23,330	23,089	△240	—	240
社債	—	—	—	—	—
その他	32,980	33,697	717	769	52
合計	214,118	215,011	892	1,262	370

(注) 1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3)その他有価証券で時価のあるもの

(金額単位 百万円)

	平成14年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	5,364,801	4,855,495	△509,305	192,620	701,926
債券	11,265,202	11,301,661	36,459	58,810	22,351
国債	9,919,406	9,956,064	36,658	41,284	4,626
地方債	468,707	476,721	8,013	9,887	1,873
社債	877,088	868,875	△8,212	7,638	15,851
その他	3,039,987	3,017,326	△22,661	8,610	31,271
合計	19,669,991	19,174,483	△495,507	260,042	755,549

(注) 1. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は114,804百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4)当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5)当該連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	平成13年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	32,067,887	321,317	95,118

(6)時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	平成14年3月末
満期保有目的の債券	
非上場外国証券	13,080
その他	18,246
その他有価証券	
非上場外国証券	349,227
非上場債券	561,512
非上場株式(店頭売買株式を除く。)	179,961
その他	109,478

(7)保有目的を変更した有価証券

該当ありません。

(8)その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	平成14年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,315,514	7,488,398	1,966,674	273,699
国債	2,179,224	6,340,438	1,324,773	269,435
地方債	25,647	130,937	342,159	1,307
社債	110,643	1,017,022	299,741	2,956
その他	469,356	2,044,658	153,680	517,756
合計	2,784,871	9,533,057	2,120,354	791,456

旧わかしお銀行

(1) 売買目的有価証券

該当ありません。

(2) 満期保有目的の債券で時価のあるもの

該当ありません。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成14年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	28	219	191	191	—
債券	46,993	46,783	△209	171	381
国債	18,087	18,086	△1	24	25
地方債	6,919	6,930	10	40	29
社債	21,985	21,766	△219	106	325
その他	6,205	5,464	△741	27	769
合計	53,226	52,466	△759	390	1,150

（注）1. 連結貸借対照表計上額は、株式については前連結会計年度末前1ヵ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は119百万円であります。
時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成13年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	56,619	1,501	28

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成14年3月末
その他有価証券	
非上場株式（店頭売買株式を除く。）	573

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成14年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,207	19,121	21,882	572
国債	31	9,847	8,206	—
地方債	4	915	6,011	—
社債	5,171	8,358	7,664	572
その他	—	1,212	51	—
合計	5,207	20,333	21,934	572

金銭の信託関係（平成14年度 自 平成14年4月1日 至 平成15年3月31日）

（1）運用目的の金銭の信託

（金額単位 百万円）

	平成15年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位 百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

金銭の信託関係（平成13年度 自 平成13年4月1日 至 平成14年3月31日）

旧三井住友銀行

（1）運用目的の金銭の信託

（金額単位 百万円）

	平成14年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	3,715	—

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位 百万円）

	平成14年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	33,969	30,144	△3,825	135	3,960

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

旧わかしお銀行

（1）運用目的の金銭の信託

該当ありません。

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

該当ありません。

その他有価証券評価差額金（平成14年度　自 平成14年4月1日　至 平成15年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

		平成15年3月末
評価差額		△27,585
	その他有価証券	△27,540
	その他の金銭の信託	△44
（＋）繰延税金資産		994
その他有価証券評価差額金（持分相当額調整前）		△26,590
（△）少数株主持分相当額		△5,003
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		27
その他有価証券評価差額金		△21,559

（注）その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

その他有価証券評価差額金（平成13年度　自 平成13年4月1日　至 平成14年3月31日）

旧三井住友銀行

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

		平成14年3月末
評価差額		△499,280
	その他有価証券	△495,455
	その他の金銭の信託	△3,825
（＋）繰延税金資産		191,016
その他有価証券評価差額金（持分相当額調整前）		△308,264
（△）少数株主持分相当額		△4,225
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		△797
その他有価証券評価差額金		△304,837

（注）その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

旧わかしお銀行

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

		平成14年3月末
評価差額		△759
	その他有価証券	△759
	その他の金銭の信託	—
（＋）繰延税金資産		—
その他有価証券評価差額金（持分相当額調整前）		△759
（△）少数株主持分相当額		—
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		—
その他有価証券評価差額金		△759

デリバティブ取引関係（平成14年度 自 平成14年4月1日 至 平成15年3月31日）

1. 取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引（ALMオペレーション）としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

2. 取引の時価等に関する事項

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,749,099	4,547,691	△103,623	△103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	—	76	76
	買建	600,964	205,802	△99	△99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△500	△500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△3,040,142	△3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△35,707	△35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△4,194	△4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△7,673	△7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△6,526	△6,526
	買建	250,660	92,669	6,603	6,603
合計				251,467	251,467

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は827百万円（利益）であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,433,656	8,831,238	△39,389	△39,389
	通貨スワップション				
	売建	330,238	330,238	△3,173	△3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△1,375	△1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	—	—	—	—
合計				△26,956	△26,956

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記（注）3.の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△293百万円（損失）であります。
2. 時価の算定
割引現在価値等により算定しております。

3．先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成15年3月末
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	株式指数先物				
	売建	—	—	—	—
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	0	—	0	0
	買建	0	—	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	477	—	0	0
	買建	477	—	0	0
合計				0	0

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	債券先物				
	売建	119,032	—	△388	△388
	買建	129,712	—	△67	△67
	債券先物オプション				
	売建	4,000	—	△8	△8
	買建	—	—	—	—
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
合計				△463	△463

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△1,607	△1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△1,493	△1,493
	買建	6,369	4,063	1,521	1,521
合計				797	797

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション				
	売建	39,823	22,790	△1,767	△1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
合計				6,578	6,578

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

旧三井住友銀行

取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	8,943,374	542,286	3,429	3,429
	買建	6,928,597	341,900	△3,190	△3,190
	金利オプション				
	売建	574,331	—	△22	△22
	買建	701,914	—	48	48
店頭	金利先渡契約				
	売建	9,174,207	580,000	13	13
	買建	3,024,390	780,000	△248	△248
	金利スワップ	268,046,524	169,004,153	37,188	37,188
	受取固定・支払変動	128,429,893	79,655,118	2,593,978	2,593,978
	受取変動・支払固定	124,541,252	76,679,066	△2,548,948	△2,548,948
	受取変動・支払変動	14,722,791	12,361,681	△5,459	△5,459
	スワップション				
	売建	1,118,152	523,065	△21,895	△21,895
	買建	952,425	592,115	19,321	19,321
	キャップ				
	売建	5,446,040	4,319,041	△7,950	△7,950
	買建	4,622,975	3,586,333	11,040	11,040
	フロアー				
	売建	400,233	235,877	△9,240	△9,240
	買建	621,113	325,744	12,622	12,622
	その他				
	売建	14,352	13,852	△9,170	△9,170
	買建	188,333	62,889	2,390	2,390
合計				34,335	34,335

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は490百万円（利益）であります。
2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	15,732,720	8,809,028	△46,698	△46,698
	為替予約	1,319,768	336,625	△2,439	△2,439
	通貨オプション				
	売建	11,641	2,362	△877	△877
	買建	10,956	4,209	931	931
	その他				
	売建	293,341	293,341	△3,163	△3,163
	買建	457,727	457,727	6,145	6,145
合計				△46,102	△46,102

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記（注）3.の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は715百万円（利益）であります。
2．時価の算定
割引現在価値等により算定しております。
3．先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	42,123,544
	通貨オプション	
	売建	3,161,699
	買建	3,736,356

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	55	—	0	0
	買建	211	—	0	0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	11,664	—	25	25
	その他				
	売建	98,375	21,566	△4,531	△4,531
	買建	69,016	—	796	796
合計				△3,709	△3,709

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成14年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	13,300	—	△78	△78
	買建	13,300	—	90	90
	債券先物オプション				
	売建	—	—	—	—
	買建	5,000	—	11	11
店頭	債券店頭オプション				
	売建	23,064	17,384	△11	△11
	買建	28,155	4,953	0	0
合計				11	11

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成14年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	1,918	1,796	504	504
	変動価格受取・固定価格支払	1,918	1,796	△361	△361
	商品オプション				
	売建	5,026	4,469	△1,070	△1,070
	買建	5,026	4,469	1,107	1,107
合計				180	180

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成14年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	51,166	43,807	△774	△774
	買建	49,684	37,903	1,428	1,428
	その他				
	売建	16,354	14,514	△2,584	△2,584
	買建	223,044	80,496	14,895	14,895
合計				12,965	12,965

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3.「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

旧わかしお銀行

取引の時価等に関する事項

(1) 金利関連取引

該当ありません。
なお、ヘッジ会計が適用されているデリバティブ取引は除いております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成14年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	—	—	—	—
	為替予約	—	—	—	—
	通貨オプション	—	—	—	—
	売建	—	—	—	—
	買建	—	—	—	—
	その他	—	—	—	—
	売建	—	—	—	—
	買建	—	—	—	—
合計				—	—

（注）先物為替予約のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているものを、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成14年3月末
		契約額等
取引所	通貨先物	—
	売建	—
	買建	—
	通貨オプション	—
	売建	—
	買建	—
店頭	為替予約	480
	通貨オプション	—
	売建	—
	買建	—

(3) 株式関連取引

該当ありません。

(4) 債券関連取引

該当ありません。

(5) 商品関連取引

該当ありません。

(6) クレジットデリバティブ取引

該当ありません。

(1)事業の種類別セグメント情報

(平成14年度　自 平成14年4月1日　至 平成15年3月31日)　　(金額単位　百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	2,537,431	645,468	367,037	3,549,937	—	3,549,937
(2) セグメント間の内部経常収益	30,809	5,563	163,790	200,163	(200,163)	—
計	2,568,240	651,032	530,827	3,750,100	(200,163)	3,549,937
経常費用	3,131,709	629,952	450,299	4,211,961	(194,514)	4,017,446
経常利益(△は経常損失)	△563,468	21,080	80,527	△461,860	(5,649)	△467,509
Ⅱ資産、減価償却費及び資本的支出						
資産	102,081,025	114,096	5,032,131	107,227,253	(4,832,616)	102,394,637
減価償却費	73,505	329,478	18,906	421,890	—	421,890
資本的支出	85,829	319,716	30,115	435,660	—	435,660

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業………………リース業
(3) その他事業…………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3. (税効果会計関係)3.に記載のとおり、「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布されたことにより、当行及び国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「銀行業」について65,768百万円増加、「その他事業」について643百万円減少しております。

(平成13年度　自 平成13年4月1日　至 平成14年3月31日)

旧三井住友銀行

(金額単位　百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	2,698,303	585,108	496,291	3,779,702	—	3,779,702
(2) セグメント間の内部経常収益	264,276	5,262	205,584	475,123	(475,123)	—
計	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
経常費用	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
経常利益(△は経常損失)	△574,055	24,589	197,277	△352,189	(228,438)	△580,628
Ⅱ資産、減価償却費及び資本的支出						
資産	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
減価償却費	79,019	345,405	19,623	444,048	—	444,048
資本的支出	101,295	305,198	25,238	431,732	—	431,732

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業………………リース業
(3) その他事業…………証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

旧わかしお銀行

連結会社は銀行業以外に一部で、保証業務等の事業を営んでおりますが、全セグメントに占める割合が僅少であるため、事業の種類別セグメント情報は記載しておりません。

(2) 所在地別セグメント情報

(平成14年度　自 平成14年4月1日　至 平成15年3月31日)

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	3,077,413	173,224	174,353	124,945	3,549,937	—	3,549,937
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	—
計	3,143,663	221,966	206,498	151,858	3,723,986	(174,048)	3,549,937
経常費用	3,818,706	149,894	134,985	82,652	4,186,238	(168,791)	4,017,446
経常利益(△は経常損失)	△675,042	72,071	71,512	69,205	△462,251	(5,257)	△467,509
II資産	94,867,563	6,138,645	2,167,625	2,647,962	105,821,796	(3,427,159)	102,394,637

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
3.(税効果会計関係)3.に記載のとおり、「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布されたことにより、当行及び国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「日本」について65,124百万円増加しております。

(平成13年度　自 平成13年4月1日　至 平成14年3月31日)

旧三井住友銀行

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	2,934,322	418,104	210,831	216,443	3,779,702	—	3,779,702
(2) セグメント間の内部経常収益	276,404	85,450	122,428	76,812	561,096	(561,096)	—
計	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
経常費用	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
経常利益(△は経常損失)	△685,093	212,670	28,714	52,961	△390,746	(189,881)	△580,628
II資産	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

旧わかしお銀行

全セグメントの経常収益の合計及び全セグメントの資産の金額の合計額に占める本邦の割合が100%であるため、所在地別セグメント情報の記載を省略しております。

(3) 海外経常収益

(金額単位　百万円)

	平成13年度 自 平成13年4月1日 至 平成14年3月31日 旧三井住友銀行	平成14年度 自 平成14年4月1日 至 平成15年3月31日
海外経常収益	845,379	472,523
連結経常収益	3,779,702	3,549,937
海外経常収益の連結経常収益に占める割合	22.4%	13.3%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

(4) 国際業務経常収益

(平成13年度　自 平成13年4月1日　至 平成14年3月31日)

旧わかしお銀行

国際業務経常収益が連結経常収益の10%未満のため、国際業務経常収益の記載を省略しております。

財務諸表

当行の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。なお、銀行法第20条第1項の規定により作成した書類について商法特例法(昭和49年法律第22号)により、前事業年度の旧三井住友銀行及び当事業年度は朝日監査法人の監査を、前事業年度の旧わかしお銀行は監査法人トーマツの監査をそれぞれ受けております。
以下の貸借対照表、損益計算書及び利益処分計算書は、上記の財務諸表に基づいて作成しております。

貸借対照表

(金額単位　百万円)

科目	平成13年度末 平成14年3月31日現在		平成14年度末 平成15年3月31日現在
	旧三井住友銀行	旧わかしお銀行	
(資産の部)			
現金預け金	**5,458,430**	**62,301**	**3,288,593** ※9
現金	1,271,992	12,665	1,260,311
預け金	4,186,438	49,636	2,028,281
コールローン	**620,406**	**493**	**99,774**
買現先勘定	**432,730**	**—**	**78,679**
債券貸借取引支払保証金	**—**	**—**	**1,981,243**
買入金銭債権	**146,650**	**—**	**92,436**
特定取引資産	**2,705,648**	**—**	**3,950,372** ※9
商品有価証券	9,827	—	95,512
商品有価証券派生商品	91	—	81
特定取引有価証券派生商品	12	—	121
特定金融派生商品	1,831,961	—	2,646,077
その他の特定取引資産	863,755	—	1,208,579
金銭の信託	**33,858**	**—**	**24,628**
有価証券	**20,442,996**	**53,291**	**23,656,385** ※9
国債	9,599,109	18,086	12,349,063 ※3
地方債	429,412	6,930	294,274
社債	1,183,562	21,766	2,081,107
株式	5,595,410	920	3,508,151 ※1, 2
その他の証券	3,635,501	5,587	5,423,788 ※2
貸出金	**59,928,368**	**373,951**	**57,282,365** ※4, 5, 6, 7, 9, 10
割引手形	857,827	10,968	649,636 ※8
手形貸付	7,897,569	69,884	7,210,655
証書貸付	39,435,408	274,046	40,896,218
当座貸越	11,737,562	19,052	8,525,854
外国為替	**779,142**	**206**	**724,771**
外国他店預け	48,491	159	72,425
外国他店貸	131,166	—	120,340
買入外国為替	358,880	—	335,835 ※8
取立外国為替	240,604	46	196,168
その他資産	**5,344,106**	**1,412**	**1,848,486**
未決済為替貸	29,087	180	6,110
前払費用	5,650	0	10,609
未収収益	362,359	451	155,140
先物取引差入証拠金	20,653	—	12,479
先物取引差金勘定	155	—	—
保管有価証券等	825	—	—
金融派生商品	1,396,901	—	994,511
繰延ヘッジ損失	—	142	— ※11
社債発行差金	220	—	376
債券借入取引担保金	3,020,519	—	—
その他の資産	507,732	638	669,258
動産不動産	**890,981**	**10,162**	**707,303** ※12, 13, 14
土地建物動産	788,197	8,963	612,782
建設仮払金	2,606	—	2,925
保証金権利金	100,177	1,198	91,594
繰延税金資産	**1,741,114**	**—**	**1,814,625**
支払承諾見返	**5,529,996**	**1,339**	**4,416,292**
貸倒引当金	**△1,971,849**	**△4,943**	**△2,074,797**
資産の部合計	**102,082,581**	**498,215**	**97,891,161**

（金額単位　百万円）

科目	平成13年度末 平成14年3月31日現在 旧三井住友銀行	平成13年度末 平成14年3月31日現在 旧わかしお銀行	平成14年度末 平成15年3月31日現在
（負債の部）			
預金	**61,051,813**	**460,193**	**58,610,731**
当座預金	4,598,808	26,178	4,984,121
普通預金	23,915,577	120,046	26,158,050
貯蓄預金	1,314,621	4,228	1,244,425
通知預金	6,241,545	3,014	3,080,382
定期預金	20,932,561	294,798	18,951,501
定期積金	0	7,941	6,500
その他の預金	4,048,698	3,986	4,185,749
譲渡性預金	**6,577,539**	**8,500**	**4,913,526**
コールマネー	**3,883,991**	—	**2,686,456** ※9
売現先勘定	**1,100,446**	—	**4,124,094** ※9
債券貸借取引受入担保金	—	—	**4,777,187** ※9
売渡手形	**6,868,800**	—	**6,203,300** ※9
コマーシャル・ペーパー	**1,001,000**	—	**50,500**
特定取引負債	**1,797,086**	—	**2,425,632**
売付商品債券	—	—	3,267
商品有価証券派生商品	79	—	76
特定取引有価証券派生商品	0	—	423
特定金融派生商品	1,797,006	—	2,421,864
借用金	**3,406,286**	—	**2,795,160**
再割引手形	58,784	—	—
借入金	3,347,501	—	2,795,160 ※15
外国為替	**300,162**	—	**392,727**
外国他店預り	192,766	—	296,106
外国他店借	56,057	—	47,648
売渡外国為替	27,822	—	19,259
未払外国為替	23,514	—	29,712
社債	**2,133,754**	—	**2,624,099** ※16
転換社債	**1,106**	—	—
信託勘定借	—	—	**5,953**
その他負債	**4,962,176**	**3,412**	**1,428,432**
未決済為替借	7,886	285	9,680
未払法人税等	31,874	16	3,739
未払費用	166,950	763	102,942
前受収益	37,055	441	44,493
従業員預り金	46,253	—	47,491
給付補てん備金	—	14	6
先物取引受入証拠金	860	—	13
先物取引差金勘定	795	—	33,802
金融派生商品	887,205	142	724,185
繰延ヘッジ利益	92,987	—	155,786 ※11
債券貸付取引担保金	3,162,009	—	—
その他の負債	528,297	1,749	306,290
賞与引当金	**11,342**	**162**	**9,898**
退職給付引当金	**116,854**	**3,961**	**72,816**
債権売却損失引当金	**80,576**	**574**	**17,169**
特別法上の引当金	**18**	—	**18**
金融先物取引責任準備金	18	—	18
再評価に係る繰延税金負債	**63,137**	—	**57,937** ※12
支払承諾	**5,529,996**	**1,339**	**4,416,292** ※9
負債の部合計	**98,886,088**	**478,144**	**95,611,937**

（次ページに続く）

（貸借対照表続き）

（金額単位　百万円）

科目	平成13年度末 平成14年3月31日現在		平成14年度末 平成15年3月31日現在
	旧三井住友銀行	旧わかしお銀行	
（資本の部）			
資本金	**1,326,746**	**20,831**	—
資本準備金	**1,326,758**	**0**	—
再評価差額金	**100,346**	—	—
その他の剰余金	**740,874**	**0**	—
その他の資本剰余金	357,614	—	—
資本準備金減少差益	357,614	—	—
任意積立金	221,560	—	—
海外投資等損失準備金	58	—	—
行員退職積立金	1,656	—	—
別途準備金	219,845	—	—
当期未処分利益	161,699	0	—
その他有価証券評価差額金	**△297,950**	**△759**	—
自己株式	**△283**	—	—
資本の部合計	**3,196,492**	**20,071**	—
（資本の部）			
資本金	—	—	**559,985** ※17
資本剰余金	—	—	**1,237,307**
資本準備金	—	—	879,693 ※18
その他資本剰余金	—	—	357,614
資本準備金減少差益	—	—	357,614
利益剰余金	—	—	**414,536** ※19
任意積立金	—	—	221,548
海外投資等損失準備金	—	—	46
行員退職積立金	—	—	1,656
別途準備金	—	—	219,845
当期未処分利益	—	—	192,987
土地再評価差額金	—	—	**85,259** ※12
その他有価証券評価差額金	—	—	**△17,864**
資本の部合計	—	—	**2,279,223**
負債及び資本の部合計	**102,082,581**	**498,215**	**97,891,161**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

（金額単位　百万円）

科目	平成13年度 自 平成13年4月1日 至 平成14年3月31日		平成14年度 自 平成14年4月1日 至 平成15年3月31日
	旧三井住友銀行	旧わかしお銀行	
経常収益	**2,791,405**	**14,144**	**146,251**
資金運用収益	**2,192,961**	**11,541**	**82,914**
貸出金利息	1,256,848	10,767	34,190
有価証券利息配当金	504,732	726	40,074
コールローン利息	4,432	11	67
買現先利息	1,781	—	28
債券貸借取引受入利息	—	—	28
買入手形利息	27	—	0
預け金利息	185,085	0	458
金利スワップ受入利息	173,443	—	4,791
その他の受入利息	66,611	35	3,275
信託報酬	**—**	**—**	**5**
役務取引等収益	**239,645**	**830**	**31,783**
受入為替手数料	100,509	440	10,525
その他の役務収益	139,135	390	21,257
特定取引収益	**121,414**	**—**	**11,704**
商品有価証券収益	—	—	179
特定金融派生商品収益	120,302	—	11,440
その他の特定取引収益	1,112	—	85
その他業務収益	**150,886**	**1,465**	**14,702**
外国為替売買益	10,439	22	12,369
国債等債券売却益	124,773	1,440	1,612
国債等債券償還益	—	1	—
金融派生商品収益	15,110	—	394
その他の業務収益	562	—	326
その他経常収益	**86,498**	**306**	**5,140**
株式等売却益	54,196	60	3,145
金銭の信託運用益	1,810	—	75
その他の経常収益	30,490	245	1,918 ※1
経常費用	**3,313,512**	**13,667**	**77,487**
資金調達費用	**716,677**	**1,014**	**16,122**
預金利息	323,249	937	6,102
譲渡性預金利息	14,430	2	174
コールマネー利息	8,807	0	64
売現先利息	17,379	—	454
債券貸借取引支払利息	—	—	1,828
売渡手形利息	1,253	—	27
コマーシャル・ペーパー利息	970	—	0
借用金利息	136,900	0	4,067
社債利息	31,187	—	1,266
社債発行差金償却	50	—	1
転換社債利息	97	—	—
金利スワップ支払利息	—	72	—
その他の支払利息	182,350	2	2,134
役務取引等費用	**74,373**	**589**	**8,338**
支払為替手数料	20,634	94	1,067
その他の役務費用	53,738	495	7,270
特定取引費用	**125**	**—**	**103**
商品有価証券費用	107	—	—
特定取引有価証券費用	17	—	103
その他業務費用	**60,445**	**868**	**5,120**
国債等債券売却損	50,522	22	5,040
国債等債券償還損	1,985	846	1
国債等債券償却	5,704	—	15
社債発行費償却	2,161	—	—
その他の業務費用	71	—	63
営業経費	**696,775**	**8,352**	**36,549**
その他経常費用	**1,765,115**	**2,841**	**11,253**
貸倒引当金繰入額	1,158,947	882	—
貸出金償却	283,895	1,468	320
債権売却損失引当金繰入額	37,034	—	—
株式等売却損	54,300	6	5,802
株式等償却	130,585	123	1,076
金銭の信託運用損	1,867	—	—
その他の経常費用	98,485	360	4,054 ※2
経常利益（△は経常損失）	**△522,106**	**477**	**68,763**

（次ページに続く）

（損益計算書続き）

（金額単位　百万円）

科目	平成13年度 自 平成13年4月1日 至 平成14年3月31日		平成14年度 自 平成14年4月1日 至 平成15年3月31日
	旧三井住友銀行	旧わかしお銀行	
特別利益	**26,783**	**459**	**40,016**
動産不動産処分益	4,360	9	773
償却債権取立益	258	449	1,038
その他の特別利益	22,164	—	38,203 ※3
特別損失	**41,314**	**913**	**2,669**
動産不動産処分損	18,562	142	1,819
その他の特別損失	22,752	770	850 ※4
税引前当期純利益（△は税引前当期純損失）	**△536,637**	**22**	**106,109**
法人税、住民税及び事業税	**32,737**	**22**	**905**
法人税等調整額	**△246,522**	—	**△77,836**
当期純利益（△は当期純損失）	**△322,852**	**0**	**183,040**
前期繰越利益	**68,994**	—	**0**
合併による未処分利益受入額	**114,169**	—	**398**
再評価差額金取崩額	**59,967**	—	—
土地再評価差額金取崩額	—	—	**9,547**
利益準備金取崩額	**241,421**	—	—
当期未処分利益	**161,699**	**0**	**192,987**

（注）記載金額は、百万円未満を切り捨てて表示しております。

利益処分計算書

（金額単位　百万円）

科目	平成13年度		平成14年度 〔株主総会承認日 平成15年6月27日〕
	旧三井住友銀行 〔株主総会承認日 平成14年6月27日〕	旧わかしお銀行 〔株主総会承認日 平成14年6月27日〕	
（当期未処分利益の処分）			
当期未処分利益	**161,699**	**0**	**192,987**
任意積立金取崩額	**12**	—	**7**
海外投資等損失準備金取崩額	12	—	7
計	**161,711**	**0**	**192,995**
利益処分額	**37,349**	—	—
第1回第一種優先株式配当金	(1株につき10円50銭) 703	—	—
第2回第一種優先株式配当金	(1株につき28円50銭) 2,850	—	—
第五種優先株式配当金	(1株につき13円70銭) 10,960	—	—
普通株式配当金	(1株につき4円) 22,835	—	—
任意積立金	0	—	—
海外投資等損失準備金	0	—	—
次期繰越利益	**124,362**	**0**	**192,995**
（その他資本剰余金の処分）			
その他資本剰余金	—	—	**357,614**
その他資本剰余金処分額	—	—	—
その他資本剰余金次期繰越額	—	—	**357,614**

（注）記載金額は、百万円未満を切り捨てて表示しております。

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

（1）有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前１カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

（2）金銭の信託において信託財産を構成している有価証券の評価は、上記 1.及び 2.（1）と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

（1）動産不動産

動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建物	7年～50年
動産	2年～20年

なお、平成10年3月31日以前に取得した建物（建物附属設備を除く。）の減価償却の方法は、従来、定率法を採用しておりましたが、当期より定額法に変更しております。これは、旧株式会社三井住友銀行との合併を契機に、建物の減価償却方法を見直したところ、建物については長期かつ安定的に使用されることが予想されるため、全ての建物について定額法で償却することが期間損益をより適正に算定するために合理的と判断したためであります。この変更により、従来の方法によった場合に比べ、経常利益及び税引前当期純利益はそれぞれ38百万円増加しております。

また、上記合併は当下半期中に行われたため、当中間期については従来の方法によっております。従って、当中間期の経常利益及び税引前中間純利益は、変更後の方法によった場合に比べ、それぞれ22百万円少なく計上されております。

（2）ソフトウェア

自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

5. 繰延資産の処理方法

新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号。以下、「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりましたが、当期からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、貸借対照表上、相殺表示しております。

資金関連スワップ取引については、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

7. 引当金の計上基準

（1）貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当事業年度より、「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法（DCF法）が採用されている場合の監査上の留意事項」（日本公認会計士協会平成15年2月24日）等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は954,041百万円であります。

（2）賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

（3）退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理

数理計算上の差異：

各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理しております。

(4) 債権売却損失引当金
株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

(5) 金融先物取引責任準備金
金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

8. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

9. ヘッジ会計の方法

ヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

10. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

11. その他財務諸表作成のための重要な事項

(1) 自己株式及び法定準備金の取崩等に関する会計基準
「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)が平成14年4月1日以後に適用されることになったことに伴い、当事業年度から同会計基準を適用しております。これによる当事業年度の資産及び資本に与える影響はありません。
なお、財務諸表等規則及び銀行法施行規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則及び銀行法施行規則により作成しております。

(2) 1株当たり当期純利益に関する会計基準
「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が平成14年4月1日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針を適用しております。これによる影響は、ありません。

【追加情報】

外形標準課税に係る事業税

東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年3月29日、東京都は、東京高等裁判所に控訴し、同年4月9日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年1月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年2月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。

このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前々期が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前期が株式会社三井住友銀行が第1期に計上した金額が19,862百万円、当期が1,439百万円(株式会社三井住友銀行が第2期に計上した金額との合計で18,269百万円)を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成14年4月4日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年5月30日大阪府条例第77号)(以下、「平成14年改正府条例」という。)が、平成15年4月1日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成15年3月25日大阪府条例第14号)(以下、「平成15年改正府条例」という。)が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年4月1日以後開始する事業年度より適用されることとなりました。これにより、当期に係る大阪府に対する事業税については、平成15年改正府条例附則2の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

（貸借対照表関係）

※1. 株式には親会社株式1,440百万円が含まれております。

※2. 子会社の株式及び出資総額1,185,319百万円

※3. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に140百万円含まれております。
無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差入れている有価証券は2,064,696百万円、当期末に当該処分をせずに所有しているものは84,767百万円であります。

※4. 貸出金のうち、破綻先債権額は172,403百万円、延滞債権額は2,390,173百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※5. 貸出金のうち、3カ月以上延滞債権額は114,756百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※6. 貸出金のうち、貸出条件緩和債権額は2,492,199百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※7. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,169,531百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。
なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。

※8. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は985,472百万円であります。

※9. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	105,888百万円
特定取引資産	988,846百万円
有価証券	11,309,257百万円
貸出金	4,738,320百万円
担保資産に対応する債務	
コールマネー	1,700,000百万円
売現先勘定	4,106,910百万円
債券貸借取引受入担保金	4,159,736百万円
売渡手形	6,203,300百万円
支払承諾	96,270百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,330百万円、特定取引資産13,937百万円、有価証券4,647,739百万円及び貸出金781,138百万円を差し入れております。

※10. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,744,811百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが25,709,692百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※11. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は937,683百万円、繰延ヘッジ利益の総額は1,093,469百万円であります。

※12. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日
平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

※13. 動産不動産の減価償却累計額　497,262百万円

※14. 動産不動産の圧縮記帳額　71,044百万円
（当期圧縮記帳額　一百万円）

※15. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,513,625百万円が含まれております。

※16. 社債には、劣後特約付社債634,859百万円が含まれております。

※17. 会社が発行する株式の総数

普通株式	100,000千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第四種優先株式	250千株
第五種優先株式	250千株
第六種優先株式	300千株
発行済株式総数	
普通株式	54,811千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株

※18. 資本準備金による欠損てん補

欠損てん補に充当された金額	4,881百万円
欠損てん補を行った年月	平成13年6月

※19. 商法旧第290条第1項第6号に規定されている時価を付したことにより増加した純資産額は124,744百万円であります。

（損益計算書関係）

※1. その他の経常収益には、退職給付信託に係る信託設定益660百万円を含んでおります。

※2. その他の経常費用には、東京都に係る事業税1,439百万円を含んでおります。

※3. その他の特別利益は、貸倒引当金戻入益38,145百万円及び債権売却損失引当金戻入益58百万円であります。

※4. その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額831百万円を含んでおります。

（リース取引関係）
1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	42,408	9,029	51,438
減価償却累計額相当額	20,663	4,210	24,873
期末残高相当額	21,745	4,818	26,564

・未経過リース料期末残高相当額

（金額単位　百万円）

1年内	1年超	合計
7,974	19,453	27,427

・当期の支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　402百万円
減価償却費相当額　372百万円
支払利息相当額　33百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引
・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
14,933	89,421	104,355

（税効果会計関係）
1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
貸倒引当金	820,235
有価証券償却	596,345
税務上の繰越欠損金	373,378
貸出金償却	319,568
退職給付引当金	102,282
減価償却費	8,321
その他有価証券評価差額金	6,899
債権売却損失引当金	6,884
その他	70,195
繰延税金資産小計	2,304,111
評価性引当額	△454,809
繰延税金資産合計	1,849,301
繰延税金負債	
退職給付信託設定益	△25,328
その他	△9,348
繰延税金負債合計	△34,676
繰延税金資産の純額	1,814,625

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位　%）

法定実効税率	38.62
（調整）	
受取配当金益金不算入	△0.09
外国税額	0.49
評価性引当額	△47.58
全国一律外形標準課税導入に伴う税率変更	△63.76
その他	△0.18
税効果会計適用後の法人税等の負担率	△72.50

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額
「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より銀行業に対する法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの（平成15年改正前地方税法第72条の12）から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。また、これを受けて都条例及び府条例に基づく東京都、大阪府に係る法人事業税は、平成16年4月1日に開始する事業年度以降は、法律上の根拠を失い適用されないこととなります。
この変更に伴い、当行の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率は、当期の38.62%から40.46%となり、「繰延税金資産」は67,657百万円増加し、当期に計上された「法人税等調整額」は同額減少しております。また、「再評価に係る繰延税金負債」は2,634百万円増加し、「土地再評価差額金」は同額減少しております。

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	17,846.95
1株当たり当期純利益	68,437.74
潜在株式調整後1株当たり当期純利益	66,527.24

（注）1. 当事業年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。この変更による1株当たり情報に与える影響はありません。
2. 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	183,040百万円
普通株主に帰属しない金額	―
普通株式に係る当期純利益	183,040百万円
普通株式の期中平均株式数	2,674千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	―
普通株式増加数	76千株
（うち優先株式）	76千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	―

有価証券関係（平成14年度 自 平成14年4月1日 至 平成15年3月31日）

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めて記載しております。

(1)売買目的有価証券

（金額単位 百万円）

	平成15年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
売買目的有価証券	1,304,092	414

(2)満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成15年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
国債	261,027	263,844	2,816	2,816	—
その他	24,747	25,734	986	1,092	105
合計	285,775	289,578	3,803	3,909	105

（注）1．時価は、期末日における市場価格等に基づいております。
2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3)子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	平成15年3月末		
	貸借対照表計上額	時価	差額
子会社株式	80,640	60,212	△20,428
関連会社株式	—	—	—
合計	80,640	60,212	△20,428

（注）時価は、期末日における市場価格等に基づいております。

(4)その他有価証券で時価のあるもの

（金額単位 百万円）

	平成15年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
株式	3,068,818	2,916,463	△152,354	105,269	257,624
債券	13,185,483	13,294,195	108,712	112,417	3,705
国債	12,013,653	12,088,036	74,383	77,719	3,336
地方債	285,316	294,274	8,957	9,041	84
社債	886,513	911,885	25,371	25,656	284
その他	4,257,285	4,283,071	25,785	39,993	14,207
目的区分変更	—	—	36	36	—
合計	20,511,587	20,493,730	△17,820	257,717	275,537

（注）1．貸借対照表計上額は、株式については期末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、期末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は65百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(5)時価のない有価証券の主な内容及び貸借対照表計上額

（金額単位 百万円）

	平成15年3月末
満期保有目的の債券	
非上場外国証券	404
子会社・関連会社株式	
子会社株式	1,087,745
関連会社株式	15,402
その他	16,933
その他有価証券	
非上場債券	1,169,222
非上場外国証券	193,160
非上場株式（店頭売買株式を除く。）	246,305
その他	125,308

旧三井住友銀行

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成14年3月末	
	貸借対照表計上額	前期の損益に含まれた評価差額
売買目的有価証券	873,583	265

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成14年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
国債	100,968	101,400	431	431	—
その他	26,992	27,708	715	734	19
合計	127,961	129,108	1,146	1,165	19

（注）1．時価は、期末日における市場価格等に基づいております。
2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) 子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	平成14年3月末		
	貸借対照表計上額	時価	差額
子会社株式	104,003	101,413	△2,589
関連会社株式	8,485	10,974	2,488
合計	112,488	112,387	△101

（注）時価は、期末日における市場価格等に基づいております。

(4) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成14年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
株式	5,234,755	4,733,857	△500,897	180,943	681,841
債券	10,517,923	10,555,706	37,783	55,597	17,814
国債	9,463,294	9,498,141	34,847	39,207	4,360
地方債	421,315	429,412	8,097	9,764	1,667
社債	633,314	628,153	△5,161	6,625	11,786
その他	2,775,933	2,757,392	△18,540	7,696	26,236
目的区分変更	—	—	61	61	—
合計	18,528,611	18,046,957	△481,593	244,299	725,892

（注）1．貸借対照表計上額は、株式については期末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、期末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は97,140百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(5) 時価のない有価証券の主な内容及び貸借対照表計上額

（金額単位　百万円）

	平成14年3月末
満期保有目的の債券	
非上場外国証券	3,384
子会社・関連会社株式	
子会社株式	894,584
関連会社株式	177,502
その他	16,507
その他有価証券	
非上場債券	555,408
非上場外国証券	347,494
非上場株式（店頭売買株式を除く。）	143,314
その他	112,358

旧わかしお銀行

(1) 売買目的有価証券

該当ありません。

(2) 満期保有目的有価証券

該当ありません。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成14年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
株式	28	219	191	191	—
債券	46,993	46,783	△209	171	381
国債	18,087	18,086	△1	24	25
地方債	6,919	6,930	10	40	29
社債	21,985	21,766	△219	106	325
その他	6,205	5,464	△741	27	769
合計	53,226	52,466	△759	390	1,150

（注）貸借対照表計上額は、株式は期末日前1ヵ月平均の市場価格等に基づいて算定された額より、また、それ以外については、期末日における市場価格等時価よりそれぞれ計上したものであります。

(4) 時価のない有価証券の内容及び貸借対照表計上額

（金額単位　百万円）

	平成14年3月末
その他有価証券	
社債	—
非上場株式	701
非上場外国証券	—
その他の証券	123

金銭の信託関係（平成14年度 自 平成14年4月1日 至 平成15年3月31日）

（1）運用目的の金銭の信託

（金額単位　百万円）

	平成15年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成15年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	23,043	22,999	△44	510	555

（注）1．貸借対照表計上額は、期末日における市場価格等に基づく時価により計上したものであります。
2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

金銭の信託関係（平成13年度 自 平成13年4月1日 至 平成14年3月31日）

旧三井住友銀行

（1）運用目的の金銭の信託

（金額単位　百万円）

	平成14年3月末	
	貸借対照表計上額	前期の損益に含まれた評価差額
運用目的の金銭の信託	3,715	—

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成14年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	33,968	30,142	△3,825	135	3,960

（注）1．貸借対照表計上額は、期末日における市場価格等に基づく時価により計上したものであります。
2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

旧わかしお銀行

該当ありません。

取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物	92,339,698	10,224,613	5,711	5,711
	金利オプション	1,831,703	205,802	△23	△23
店頭	金利先渡契約	5,843,004	1,045,000	177	177
	金利スワップ	258,232,044	192,650,703	219,260	219,260
	金利スワップション	2,189,392	1,318,856	△4,163	△4,163
	キャップ	3,237,463	2,099,085	655	655
	フロアー	317,848	262,000	3,907	3,907
	その他	74,592	74,592	229	229
合計				225,756	225,756

（注）1．上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	6,504,001	5,103,517	△4,863	△4,863
	通貨スワップション	1,195,243	1,195,243	10,550	10,550
合計				5,687	5,687

（注）1．上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記（注）3.の取引は、上記記載から除いております。
2．時価の算定
割引現在価値等により算定しております。
3．先物為替予約、通貨オプション等のうち、期末日に引直しを行い、その損益を損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の貸借対照表表示に反映されているものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成15年3月末
		契約額等
店頭	為替予約	27,586,976
	通貨オプション	6,197,358

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	有価証券店頭オプション	0	—	0	0
	有価証券店頭指数等スワップ	—	—	—	—
	その他	—	—	—	—
合計				0	0

（注）1．上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物	229,921	—	△289	△289
	債券先物オプション	4,000	—	△8	△8
店頭	債券店頭オプション	—	—	—	—
合計				△297	△297

（注）1．上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ	62,099	54,717	769	769
	商品オプション	12,738	8,126	28	28
合計				797	797

（注）1．上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション	—	—	—	—
	その他	2,056	1,600	7	7
合計				7	7

（注）1．上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

旧三井住友銀行

取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
取引所	金利先物	15,871,971	884,187	238	238
	金利オプション	1,276,246	—	26	26
店頭	金利先渡契約	5,001,000	1,360,000	88	88
	金利スワップ	215,866,197	142,440,648	67,336	67,336
	スワップション	949,656	301,755	△2,180	△2,180
	キャップ	4,374,379	3,158,091	326	326
	フロアー	360,776	231,774	5,640	5,640
	その他	8,500	8,000	△0	△0
合計				71,475	71,475

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	5,388,800	3,957,076	△7,681	△7,681
	その他	751,069	751,069	2,982	2,982
合計				△4,698	△4,698

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記（注）3.の取引は、上記記載から除いております。
2. 時価の算定
割引現在価値等により算定しております。
3. 先物為替予約、通貨オプション等のうち、期末日に引直しを行い、その損益を損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の貸借対照表表示に反映されているものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等
店頭	為替予約	41,694,524
	通貨オプション	6,898,055

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
店頭	有価証券店頭オプション	—	—	—	—
	有価証券店頭指数等スワップ	—	—	—	—
	その他	8	—	0	0
合計				0	0

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
取引所	債券先物	26,600	—	12	12
	債券先物オプション	5,000	—	11	11
店頭	債券店頭オプション	390	—	△11	△11
合計				11	11

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
店頭	商品スワップ	3,837	3,593	142	142
	商品オプション	10,052	8,938	37	37
合計				180	180

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション	—	—	—	—
	その他	11,340	10,057	△6,986	△6,986
合計				△6,986	△6,986

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

旧わかしお銀行

1. 取引の状況に関する事項

デリバティブ取引は、金利・為替・株式・債券などを先物・オプション・スワップ取引の形で組み合わせ、変動リスクを回避し、有効かつ効率的な運用・調達を行う手段として、有効なものであります。その一方で、市場価格の変動により大きな損益が発生する場合も有り、その商品の性質・取引管理に十分配慮し、取引を適切に活用・管理していくことが重要であります。

当行のデリバティブ取引は、金利リスク等のヘッジとして主に個人の住宅ローン等に対する金利スワップ取引が中心であります。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位 百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	金利スワップ				
	受取固定・支払変動	—	—	—	—
	受取変動・支払固定	2,000	1,000	1,857	△142
	受取変動・支払変動	—	—	—	—

(注) 時価の算定：店頭取引については、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(引き直しを行っている通貨関連のデリバティブ取引)

(金額単位 百万円)

区分	種類	平成14年3月末
		契約額等
店頭	為替予約	
	売建	241
	買建	238

(3) 株式関連取引

該当ありません。

(4) 債権関連取引

該当ありません。

(5) 商品関連取引

該当ありません。

(6) クレジットデリバティブ関連取引

該当ありません。

損益の状況（連結）

平成１３年度は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。

□国内・海外別収支

（金額単位　百万円）

区分	平成13年度				平成14年度			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
資金運用収益	1,819,009	589,709	△232,032	2,176,685	1,436,074	421,432	△39,980	1,817,526
資金調達費用	360,290	409,743	△43,361	726,673	241,920	209,909	△34,473	417,356
資金運用収支	1,458,719	179,965	△188,671	1,450,012	1,194,153	211,522	△5,506	1,400,170
信託報酬	/	/	/	/	7	—	—	7
役務取引等収益	354,832	32,591	△143	387,280	395,637	28,765	△168	424,235
役務取引等費用	63,414	4,523	△189	67,747	70,742	3,715	△200	74,257
役務取引等収支	291,418	28,067	46	319,532	324,894	25,050	32	349,977
特定取引収益	85,097	55,418	△11,066	129,450	193,188	23,417	△10,109	206,496
特定取引費用	17	11,066	△11,066	17	7,401	3,433	△10,109	725
特定取引収支	85,080	44,352	—	129,432	185,787	19,983	—	205,770
その他業務収益	816,461	29,940	△818	845,583	909,202	38,544	△711	947,036
その他業務費用	649,877	16,787	△13	666,651	701,107	20,197	△111	721,193
その他業務収支	166,583	13,153	△804	178,932	208,095	18,347	△599	225,842

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成１３年度228百万円、平成１４年度48百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

□資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成13年度			平成14年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	84,574,993	1,819,009	2.15%	83,803,278	1,436,074	1.71%
うち貸出金	57,973,398	1,161,518	2.00	57,714,603	1,091,736	1.89
うち有価証券	22,156,662	433,302	1.96	21,671,434	216,056	1.00
うちコールローン及び買入手形	336,582	2,589	0.77	627,785	1,936	0.31
うち買現先勘定	1,197,172	880	0.07	120,981	3	0.00
うち債券貸借取引支払保証金	/	/	/	1,254,675	225	0.02
うち預け金	1,934,334	75,625	3.91	823,298	12,822	1.56
資金調達勘定	82,843,054	360,290	0.43	86,428,380	241,920	0.28
うち預金	54,312,471	125,876	0.23	58,316,729	63,326	0.11
うち譲渡性預金	9,995,709	6,273	0.06	5,739,513	2,074	0.04
うちコールマネー及び売渡手形	9,308,952	4,320	0.05	10,166,594	1,109	0.01
うち売現先勘定	2,100,808	870	0.04	1,036,569	74	0.01
うち債券貸借取引受入担保金	/	/	/	3,853,983	28,830	0.75
うちコマーシャル・ペーパー	953,296	1,168	0.12	268,052	380	0.14
うち借用金	3,867,103	96,919	2.51	3,559,473	80,487	2.26
うち社債	2,035,170	33,250	1.63	2,537,030	38,045	1.50

（注）1.「国内」とは、当行（海外店を除く）及び国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成１３年度760,008百万円、平成１４年度814,452百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成１３年度69,400百万円、平成１４年度43,701百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成１３年度69,400百万円、平成１４年度43,701百万円）及び利息（平成１３年度223百万円、平成１４年度46百万円）を資金調達勘定から、それぞれ控除して表示しております。

(金額単位　百万円)

海外	平成13年度			平成14年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	13,051,522	589,709	4.52%	9,690,916	421,432	4.35%
うち貸出金	7,784,038	302,448	3.89	6,252,263	204,679	3.27
うち有価証券	1,807,077	74,060	4.10	1,745,522	58,303	3.34
うちコールローン及び買入手形	91,331	2,599	2.85	120,354	2,242	1.86
うち買現先勘定	290,477	7,518	2.59	100,914	1,348	1.34
うち債券貸借取引支払保証金	/	/	/	—	—	—
うち預け金	2,579,922	111,428	4.32	970,063	22,153	2.28
資金調達勘定	10,748,871	409,743	3.81	6,812,607	209,909	3.08
うち預金	7,459,876	205,954	2.76	3,994,367	89,254	2.23
うち譲渡性預金	242,460	9,133	3.77	200,607	5,503	2.74
うちコールマネー及び売渡手形	236,637	6,058	2.56	168,107	2,614	1.56
うち売現先勘定	1,008,476	28,367	2.81	1,059,369	18,111	1.71
うち債券貸借取引受入担保金	/	/	/	—	—	—
うちコマーシャル・ペーパー	9,365	422	4.51	—	—	—
うち借用金	247,734	10,117	4.08	212,650	6,168	2.90
うち社債	1,474,464	53,710	3.64	1,159,507	38,169	3.29

(注) 1.「海外」とは、当行の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成13年度7,736百万円、平成14年度22,906百万円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成13年度149百万円、平成14年度67百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成13年度149百万円、平成14年度67百万円)及び利息(平成13年度5百万円、平成14年度1百万円)を資金調達勘定から、それぞれ控除して表示しております。

(金額単位　百万円)

合計	平成13年度			平成14年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	96,453,607	2,176,685	2.26%	92,471,081	1,817,526	1.97%
うち貸出金	64,597,200	1,420,950	2.20	62,968,968	1,262,140	2.00
うち有価証券	23,960,480	318,508	1.33	23,416,587	268,840	1.15
うちコールローン及び買入手形	427,913	5,189	1.21	748,139	4,179	0.56
うち買現先勘定	1,487,650	8,399	0.56	221,896	1,352	0.61
うち債券貸借取引支払保証金	/	/	/	1,254,675	225	0.02
うち預け金	4,505,131	186,892	4.15	1,769,561	34,759	1.96
資金調達勘定	92,418,184	726,673	0.79	92,217,203	417,356	0.45
うち預金	61,762,389	331,670	0.54	62,286,624	152,364	0.24
うち譲渡性預金	10,238,168	15,406	0.15	5,940,120	7,578	0.13
うちコールマネー及び売渡手形	9,545,589	10,378	0.11	10,334,702	3,724	0.04
うち売現先勘定	3,109,284	29,238	0.94	2,095,938	18,185	0.87
うち債券貸借取引受入担保金	/	/	/	3,853,983	28,830	0.75
うちコマーシャル・ペーパー	962,661	1,590	0.17	268,052	380	0.14
うち借用金	2,954,602	64,020	2.17	2,774,225	52,380	1.89
うち社債	3,506,374	86,779	2.47	3,696,169	76,202	2.06

(注) 1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成13年度766,910百万円、平成14年度836,686百万円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成13年度69,549百万円、平成14年度43,769百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成13年度69,549百万円、平成14年度43,769百万円)及び利息(平成13年度228百万円、平成14年度48百万円)を資金調達勘定から、それぞれ控除して表示しております。

□役務取引の状況

（金額単位　百万円）

区分	平成13年度				平成14年度			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
役務取引等収益	354,832	32,591	△143	387,280	395,637	28,765	△168	424,235
うち預金・貸出業務	12,868	17,478	—	30,346	14,117	15,683	△3	29,797
うち為替業務	98,857	5,970	△0	104,827	107,473	5,923	△0	113,396
うち証券関連業務	24,269	30	—	24,299	30,819	2	—	30,822
うち代理業務	16,069	31	—	16,100	15,325	—	—	15,325
うち保護預り・貸金庫業務	6,073	6	—	6,080	4,973	5	—	4,978
うち保証業務	24,176	2,133	△142	26,167	26,556	2,069	△164	28,462
うちクレジットカード関連業務	84,849	—	—	84,849	86,145	—	—	86,145
役務取引等費用	63,414	4,523	△189	67,747	70,742	3,715	△200	74,257
うち為替業務	19,359	1,693	△0	21,052	20,461	1,327	△0	21,789

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

□特定取引の状況

（金額単位　百万円）

区分	平成13年度				平成14年度			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
特定取引収益	85,097	55,418	△11,066	129,450	193,188	23,417	△10,109	206,496
うち商品有価証券収益	1,272	5,382	—	6,654	6,328	2,861	—	9,190
うち特定取引有価証券収益	—	—	—	—	—	—	—	—
うち特定金融派生商品収益	82,782	50,036	△11,066	121,752	186,477	20,555	△10,109	196,924
うちその他の特定取引収益	1,043	—	—	1,043	381	—	—	381
特定取引費用	17	11,066	△11,066	17	7,401	3,433	△10,109	725
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	17	—	—	17	725	—	—	725
うち特定金融派生商品費用	—	11,066	△11,066	—	6,675	3,433	△10,109	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

資産・負債の状況（連結）

表中の平成12年度の計数は、さくら銀行・住友銀行両行の計数を合算して表示しております。
平成13年度は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。

預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成13年3月末	平成14年3月末	平成15年3月末
国内	流動性預金	24,230,767	32,824,002	34,812,728
	定期性預金	25,687,067	22,837,970	20,588,487
	その他	3,860,298	4,099,619	4,258,026
	計	53,778,134	59,761,592	59,659,242
	譲渡性預金	11,475,495	6,283,136	4,776,264
	合計	65,253,629	66,044,728	64,435,507
海外	流動性預金	8,670,224	4,579,035	2,733,493
	定期性預金	575,859	634,673	593,179
	その他	24,830	10,674	10,089
	計	9,270,916	5,224,383	3,336,761
	譲渡性預金	171,476	378,960	112,753
	合計	9,442,392	5,603,344	3,449,515
総合計		74,696,023	71,648,073	67,885,022

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

貸出金の業種別構成

期末残高

（金額単位　百万円）

区分		平成13年3月末		平成14年3月末	
		金額	構成比	金額	構成比
国内（除く特別国際金融取引勘定分）	製造業	7,842,034	13.27%	7,847,614	13.58%
	第一次産業	211,637	0.36	204,176	0.36
	建設業	3,279,569	5.55	3,148,042	5.45
	運輸、通信その他公益事業	3,084,005	5.22	2,948,100	5.10
	卸売・小売業及び飲食店	8,198,397	13.87	7,672,699	13.28
	金融・保険業	4,240,797	7.17	4,257,910	7.37
	不動産業	9,841,488	16.65	9,401,219	16.27
	サービス業	7,427,651	12.56	6,985,944	12.09
	地方公共団体	356,354	0.60	404,860	0.70
	その他	14,629,235	24.75	14,904,395	25.80
	合計	59,111,176	100.00	57,774,965	100.00
海外及び特別国際金融取引勘定分	政府等	267,485	4.16	183,344	3.12
	金融機関	305,435	4.75	355,561	6.06
	商工業	5,739,023	89.31	5,119,312	87.20
	その他	113,967	1.78	212,401	3.62
	合計	6,425,914	100.00	5,870,621	100.00
総合計		65,537,091	—	63,645,586	—

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 第一次産業には、農業・林業・漁業及び鉱業を含めております。

（金額単位　百万円）

区分		平成15年3月末	
		金額	構成比
国内（除く特別国際金融取引勘定分）	製造業	6,321,452	11.17%
	第一次産業	207,514	0.37
	建設業	2,630,118	4.65
	運輸、情報通信、公益事業	3,076,295	5.44
	卸売・小売業	6,235,896	11.02
	金融・保険業	4,543,927	8.03
	不動産業	9,015,365	15.94
	各種サービス業	6,172,685	10.91
	地方公共団体	577,100	1.02
	その他	17,789,591	31.45
	合計	56,569,948	100.00
海外及び特別国際金融取引勘定分	政府等	141,742	3.05
	金融機関	314,695	6.77
	商工業	3,912,861	84.15
	その他	280,369	6.03
	合計	4,649,668	100.00
総合計		61,219,617	—

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 第一次産業には、農業・林業・漁業及び鉱業を含めております。
3. 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内（除く特別国際金融取引勘定分）」に係る各業種別の貸出金残高及び構成比は、改訂後の日本標準産業分類の区分に基づき記載しております。

リスク管理債権

168ページの「リスク管理債権」に単体計数と並べて掲載しております。

有価証券残高

期末残高

（金額単位　百万円）

区分		平成13年3月末	平成14年3月末	平成15年3月末
国内	国債	15,519,430	10,038,543	12,813,386
	地方債	342,889	500,052	375,204
	社債	1,255,179	1,430,388	2,369,698
	株式	6,941,634	5,216,483	3,326,510
	その他の証券	1,961,317	2,043,610	3,334,211
	計	26,020,452	19,229,077	22,219,011
海外	国債	75,014	75,329	88,250
	地方債	—	—	—
	社債	—	—	854
	株式	—	—	—
	その他の証券	1,217,030	1,390,225	1,650,405
	計	1,292,045	1,465,554	1,739,510
合計		27,312,498	20,694,632	23,958,521

(注) 1.「国内」とは当行(海外店を除く)及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「その他の証券」には、外国債券及び外国株式を含めております。

特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成14年3月末				平成15年3月末			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
特定取引資産	2,701,948	590,902	△14,745	3,278,105	3,961,696	550,962	△17,263	4,495,396
うち商品有価証券	20,526	102,282	—	122,808	111,930	113,679	—	225,610
うち商品有価証券派生商品	91	—	—	91	81	—	—	81
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	12	—	—	12	121	—	—	121
うち特定金融派生商品	1,817,563	488,620	△14,745	2,291,438	2,640,783	437,283	△17,263	3,060,803
うちその他の特定取引資産	863,755	—	—	863,755	1,208,779	—	—	1,208,779
特定取引負債	1,785,230	561,014	△14,745	2,331,500	2,424,433	444,222	△17,263	2,851,391
うち売付商品債券	50	12,760	—	12,811	3,397	6,409	—	9,806
うち商品有価証券派生商品	79	—	—	79	78	—	—	78
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	0	—	—	0	423	—	—	423
うち特定金融派生商品	1,785,099	548,254	△14,745	2,318,608	2,420,079	437,812	△17,263	2,840,629
うちその他の特定取引負債	—	—	—	—	454	—	—	454

(注) 1.「国内」とは当行(海外店を除く)及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

損益の状況（単体）

表中の平成12年度の計数は、旧さくら銀行・旧住友銀行両行の合算計数を、平成13年度の計数は、旧三井住友銀行の計数を表示しております。
また、平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の損益を含めております。

□国内・国際業務部門別粗利益

（単位　百万円、%）

区分	平成13年度			平成14年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	1,202,035	994,778	3,853 2,192,961	1,105,122	541,970	0 1,647,092
資金調達費用	122,677	597,623	3,853 716,448	79,324	344,430	0 423,755
資金運用収支	1,079,358	397,154	1,476,512	1,025,797	197,539	1,223,336
信託報酬	/	/	/	7	—	7
役務取引等収益	184,996	54,648	239,645	225,296	53,494	278,790
役務取引等費用	62,721	11,651	74,373	72,447	11,677	84,124
役務取引等収支	122,274	42,997	165,272	152,849	41,816	194,665
特定取引収益	1,112	120,302	121,414	2,496	194,229	196,726
特定取引費用	107	17	125	0	725	725
特定取引収支	1,004	120,284	121,289	2,496	193,504	196,000
その他業務収益	72,655	78,231	150,886	86,409	108,243	194,653
その他業務費用	18,919	41,526	60,445	14,662	33,317	47,980
その他業務収支	53,735	36,705	90,440	71,747	74,925	146,672
業務粗利益	1,256,373	597,141	1,853,515	1,252,898	507,785	1,760,684
業務粗利益率	1.60	3.57	2.02	1.67	3.73	1.99

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成13年度228百万円、平成14年度48百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
4. 業務粗利益率 $= \frac{業務粗利益}{資金運用勘定平均残高} \times 100$

□資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成13年度			平成14年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	78,080,748	1,202,035	1.53%	(961) 74,671,786	(0) 1,105,122	1.47%
うち貸出金	53,576,051	983,235	1.83	53,858,748	932,462	1.73
うち有価証券	19,687,304	178,027	0.90	18,847,060	123,972	0.65
うちコールローン	148,181	135	0.09	260,378	296	0.11
うち買現先勘定	1,172,550	873	0.07	93,308	1	0.00
うち債券貸借取引支払保証金	—	—	—	1,254,648	225	0.01
うち買入手形	84,967	27	0.03	250,527	34	0.01
うち預け金	20,383	26	0.13	101,389	207	0.20
資金調達勘定	(3,387,145) 72,477,777	(3,853) 122,677	0.16	74,115,711	79,324	0.10
うち預金	47,259,727	44,206	0.09	51,622,549	21,557	0.04
うち譲渡性預金	9,972,010	6,218	0.06	5,776,955	2,068	0.03
うちコールマネー	3,691,136	1,283	0.03	2,777,696	320	0.01
うち売現先勘定	2,110,550	873	0.04	1,061,813	76	0.00
うち債券貸借取引受入担保金	—	—	—	2,366,830	284	0.01
うち売渡手形	5,571,248	1,253	0.02	7,363,971	347	0.00
うちコマーシャル・ペーパー	807,392	970	0.12	103,675	82	0.07
うち借用金	1,191,746	32,969	2.76	1,026,493	29,554	2.87
うち社債	1,858,675	31,237	1.68	2,010,430	24,453	1.21

（注）1. 資金運用勘定は無利息預け金の平均残高（平成13年度711,320百万円、平成14年度765,932百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成13年度66,057百万円、平成14年度43,688百万円）及び利息（平成13年度111百万円、平成14年度46百万円）を、それぞれ控除して表示しております。
2.（ ）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。

（金額単位　百万円）

国際業務部門	平成13年度			平成14年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(3,387,145) 16,683,507	(3,853) 994,778	5.96%	13,612,252	541,970	3.98%
うち貸出金	7,059,547	273,612	3.87	5,532,654	166,864	3.01
うち有価証券	3,738,953	326,705	8.73	4,283,361	133,865	3.12
うちコールローン	134,124	4,296	3.20	142,801	2,565	1.79
うち買現先勘定	69,514	908	1.30	61,573	450	0.73
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金	4,458,268	185,058	4.15	1,709,090	33,861	1.98
資金調達勘定	17,842,154	597,623	3.34	(961) 13,290,079	(0) 344,430	2.59
うち預金	10,450,595	279,042	2.67	7,052,284	124,348	1.76
うち譲渡性預金	214,841	8,211	3.82	124,731	4,282	3.43
うちコールマネー	287,094	7,523	2.62	192,898	3,045	1.57
うち売現先勘定	684,262	16,506	2.41	1,015,857	16,639	1.63
うち債券貸借取引受入担保金	—	—	—	1,473,104	28,544	1.93
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	2,473,270	103,931	4.20	2,023,640	77,336	3.82
うち社債	—	—	—	445,463	17,527	3.93

(注) 1. 資金運用勘定は無利息預け金の平均残高（平成13年度31,353百万円、平成14年度26,123百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成13年度3,490百万円、平成14年度79百万円）及び利息（平成13年度116百万円、平成14年度2百万円）を、それぞれ控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。
4. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成13年度			平成14年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	91,377,110	2,192,961	2.39%	88,283,077	1,647,092	1.86%
うち貸出金	60,635,599	1,256,848	2.07	59,391,403	1,099,326	1.85
うち有価証券	23,426,257	504,732	2.15	23,130,421	257,837	1.11
うちコールローン	282,306	4,432	1.56	403,180	2,861	0.70
うち買現先勘定	1,242,064	1,781	0.14	154,881	452	0.29
うち債券貸借取引支払保証金	—	—	—	1,254,648	225	0.01
うち買入手形	84,967	27	0.03	250,527	34	0.01
うち預け金	4,478,651	185,085	4.13	1,810,479	34,069	1.88
資金調達勘定	86,932,786	716,448	0.82	87,404,829	423,755	0.48
うち預金	57,710,322	323,249	0.56	58,674,833	145,905	0.24
うち譲渡性預金	10,186,852	14,430	0.14	5,901,687	6,350	0.10
うちコールマネー	3,978,230	8,807	0.22	2,970,595	3,365	0.11
うち売現先勘定	2,794,813	17,379	0.62	2,077,671	16,716	0.80
うち債券貸借取引受入担保金	—	—	—	3,839,935	28,828	0.75
うち売渡手形	5,571,248	1,253	0.02	7,363,971	347	0.00
うちコマーシャル・ペーパー	807,392	970	0.12	103,675	82	0.07
うち借用金	3,665,017	136,900	3.73	3,050,133	106,891	3.50
うち社債	1,858,675	31,237	1.68	2,455,893	41,981	1.70

(注) 1. 資金運用勘定は無利息預け金の平均残高（平成13年度742,674百万円、平成14年度792,056百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成13年度69,548百万円、平成14年度43,767百万円）及び利息（平成13年度228百万円、平成14年度48百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含めております。

□受取・支払利息の分析

（金額単位　百万円）

国内業務部門	平成13年度			平成14年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	76,258	△175,520	△99,262	△57,984	△50,428	△108,413
うち貸出金	△33,749	△86,803	△120,552	△1,574	△59,964	△61,539
うち有価証券	21,754	△29,408	△7,654	△7,804	△46,946	△54,751
うちコールローン	156	△113	43	120	40	160
うち買現先勘定	1,269	△1,526	△257	△423	△448	△871
うち買入手形	△372	△477	△850	29	△22	7
うち預け金	15	△19	△3	149	31	181
支払利息	6,190	△75,614	△69,423	2,024	△46,377	△44,353
うち預金	278	△36,219	△35,941	3,460	△27,033	△23,573
うち譲渡性預金	3,008	△22,591	△19,582	△2,063	△2,089	△4,152
うちコールマネー	△3,658	△7,725	△11,383	△260	△703	△963
うち売現先勘定	△831	△3,663	△4,494	△299	△497	△797
うち売渡手形	2,419	△3,208	△788	311	△1,217	△906
うちコマーシャル・ペーパー	70	△3,642	△3,572	△639	△249	△888
うち借用金	△13,166	6,179	△6,987	△4,715	1,300	△3,415
うち社債	12,054	△1,700	10,354	2,389	△9,173	△6,783

（金額単位　百万円）

国際業務部門	平成13年度			平成14年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	14,909	1,603	16,512	△161,503	△291,349	△452,852
うち貸出金	△23,027	△100,713	△123,741	△52,698	△54,050	△106,748
うち有価証券	135,949	28,261	164,210	41,848	△234,717	△192,869
うちコールローン	△1,744	△4,095	△5,839	252	△1,994	△1,742
うち買現先勘定	408	15	423	△94	△363	△457
うち買入手形	—	—	—	—	—	—
うち預け金	△30,138	△98,589	△128,727	△81,832	△69,364	△151,197
支払利息	116,360	△365,468	△249,108	△134,225	△118,983	△253,209
うち預金	△59,295	△183,051	△242,347	△75,674	△79,033	△154,707
うち譲渡性預金	1,893	△3,824	△1,930	△3,161	△767	△3,929
うちコールマネー	△210	△6,326	△6,536	△2,024	△2,453	△4,478
うち売現先勘定	16,028	△1,666	14,361	6,454	△6,321	133
うち売渡手形	△26	△26	△53	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	△8,602	△23,760	△32,363	△17,752	△8,842	△26,594
うち社債	—	—	—	—	—	17,527

（金額単位　百万円）

合計	平成13年度			平成14年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	48,913	△131,631	△82,718	△81,852	△475,557	△557,410
うち貸出金	△50,848	△193,447	△244,296	△32,793	△135,495	△168,288
うち有価証券	74,062	82,493	156,555	△7,503	△240,117	△247,620
うちコールローン	3,401	△9,198	△5,797	1,426	△3,007	△1,581
うち買現先勘定	2,000	△1,834	166	△2,298	969	△1,329
うち買入手形	△372	△477	△850	29	△22	7
うち預け金	△29,604	△99,127	△128,732	△78,921	△72,094	△151,016
支払利息	22,921	△341,419	△318,498	379	△294,086	△293,707
うち預金	△13,334	△264,954	△278,289	2,987	△181,268	△178,280
うち譲渡性預金	4,254	△25,767	△21,513	△5,143	△2,938	△8,082
うちコールマネー	△7,966	△9,955	△17,921	△1,858	△3,583	△5,442
うち売現先勘定	524	9,342	9,867	△5,070	4,406	△663
うち売渡手形	2,462	△3,303	△841	311	△1,217	△906
うちコマーシャル・ペーパー	70	△3,642	△3,572	△639	△249	△888
うち借用金	△26,105	△13,245	△39,351	△21,930	△8,079	△30,009
うち社債	12,054	△1,700	10,354	10,200	543	10,743

（注）1. 残高及び利率の増減要因が重なる部分については、両者の増減割合に応じて按分しております。
2. 平成14年度の純増減は、平成14年度の計数から、平成13年度の旧わかしお銀行・旧三井住友銀行両行の合算計数を差し引いて表示しております。

□役務取引の状況

（金額単位　百万円）

区分	平成13年度			平成14年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	184,996	54,648	239,645	225,296	53,494	278,790
うち預金・貸出業務	10,889	17,916	28,805	11,049	17,004	28,053
うち為替業務	80,077	20,432	100,509	87,609	20,894	108,503
うち証券関連業務	12,801	1,032	13,834	22,718	936	23,655
うち代理業務	13,625	—	13,625	12,918	—	12,918
うち保護預り・貸金庫業務	5,779	—	5,779	4,606	—	4,606
うち保証業務	3,427	4,204	7,631	6,396	4,015	10,412
役務取引等費用	62,721	11,651	74,373	72,447	11,677	84,124
うち為替業務	15,088	5,545	20,634	16,238	4,838	21,077

□特定取引の状況

（金額単位　百万円）

区分	平成13年度			平成14年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	1,112	120,302	121,414	2,496	194,229	196,726
うち商品有価証券収益	—	—	—	1,670	—	1,670
うち特定取引有価証券収益	—	—	—	—	—	—
うち特定金融派生商品収益	—	120,302	120,302	—	194,229	194,229
うちその他の特定取引収益	1,112	—	1,112	826	—	826
特定取引費用	107	17	125	—	725	725
うち商品有価証券費用	107	—	107	—	—	—
うち特定取引有価証券費用	—	17	17	—	725	725
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

□その他業務の状況

（金額単位　百万円）

区分	平成13年度			平成14年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	53,735	36,705	90,440	71,747	74,925	146,672
うち国債等債券損益	55,358	11,202	66,560	72,054	63,604	135,659
うち外国為替売買損益	—	10,439	10,439	—	6,822	6,822

□営業経費の状況

（金額単位　百万円）

区分	平成12年度	平成13年度	平成14年度
給料・手当	242,004	223,215	205,205
退職給付費用	31,142	31,555	45,081
福利厚生費	34,851	34,705	31,892
減価償却費	41,988	65,577	61,549
土地建物機械賃借料	90,716	82,134	64,466
営繕費	3,139	4,412	5,178
消耗品費	10,010	9,334	7,799
給水光熱費	8,551	7,608	6,766
旅費	3,791	3,349	2,797
通信費	12,751	7,730	8,591
広告宣伝費	6,838	5,404	6,916
租税公課	35,533	34,237	35,450
その他	190,662	187,508	189,946
合計	711,987	696,775	671,639

（注）74ページの経費は臨時処理分を除いているため、本表とは一致しません。

預金（単体）

表中の平成12年度の計数は、旧さくら銀行・旧住友銀行両行の合算計数を、平成13年度の計数は、旧三井住友銀行の計数を表示しております。
また、平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。

□預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成13年3月末		平成14年3月末		平成15年3月末	
		金額	構成比	金額	構成比	金額	構成比
国内業務部門	流動性預金	23,168,824	40.0%	31,350,536	53.5%	33,336,625	57.5%
	定期性預金	22,518,100	38.9	19,982,869	34.1	18,519,788	32.0
	その他	720,823	1.2	967,330	1.7	1,209,703	2.1
	計	46,407,750	80.1	52,300,736	89.3	53,066,116	91.6
	譲渡性預金	11,508,790	19.9	6,267,860	10.7	4,841,982	8.4
	合計	57,916,540	100.0	58,568,596	100.0	57,908,099	100.0
国際業務部門	流動性預金	8,787,766	68.6	4,720,017	52.1	2,130,354	37.9
	定期性預金	794,383	6.2	949,692	10.5	438,213	7.8
	その他	3,051,409	23.8	3,081,367	34.0	2,976,046	53.0
	計	12,633,562	98.6	8,751,076	96.6	5,544,614	98.7
	譲渡性預金	179,669	1.4	309,679	3.4	71,544	1.3
	合計	12,813,232	100.0	9,060,756	100.0	5,616,159	100.0
総合計		70,729,773	—	67,629,353	—	63,524,258	—

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金

平均残高

（金額単位　百万円）

区分		平成12年度	平成13年度	平成14年度
国内業務部門	流動性預金	22,677,798	24,764,664	32,011,369
	定期性預金	23,964,212	21,980,498	19,057,788
	その他	453,687	514,564	553,391
	計	47,095,702	47,259,727	51,622,549
	譲渡性預金	8,813,953	9,972,010	5,776,955
	合計	55,909,656	57,231,738	57,399,504
国際業務部門	流動性預金	7,962,793	6,856,855	3,414,692
	定期性預金	983,544	796,962	725,366
	その他	3,006,095	2,796,777	2,912,225
	計	11,952,437	10,450,595	7,052,284
	譲渡性預金	176,862	214,841	124,731
	合計	12,129,299	10,665,437	7,177,016
総合計		68,038,955	67,897,175	64,576,521

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

□預金者別預金残高

（金額単位　百万円）

区分	平成13年3月末		平成14年3月末		平成15年3月末	
	金額	構成比	金額	構成比	金額	構成比
個人預金	28,309,433	58.0%	30,110,733	55.1%	31,210,201	55.3%
法人預金	20,473,769	42.0	24,503,958	44.9	25,261,571	44.7
預金残高	48,783,202	100.0	54,614,691	100.0	56,471,772	100.0

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

□投資信託純資産残高

（金額単位　百万円）

区分	平成13年3月末	平成14年3月末	平成15年3月末
個人	1,192,223	1,485,311	1,598,577
法人	165,848	86,711	77,507
合計	1,358,072	1,572,022	1,676,084

（注）投資信託純資産残高は約定基準で、期末の各ファンドの純資産額に基づいて計上しております。

□定期預金の残存期間別残高

（金額単位　百万円）

区分		平成13年3月末	平成14年3月末	平成15年3月末
3カ月未満	定期預金	10,525,269	8,332,787	9,331,860
	うち固定自由金利定期預金	10,142,426	7,924,906	8,981,521
	うち変動自由金利定期預金	381	—	501
3カ月以上6カ月未満	定期預金	4,077,739	3,604,678	2,391,469
	うち固定自由金利定期預金	4,024,547	3,581,854	2,372,360
	うち変動自由金利定期預金	96	—	—
6カ月以上1年未満	定期預金	5,559,685	5,599,317	3,964,513
	うち固定自由金利定期預金	5,553,590	5,592,722	3,955,873
	うち変動自由金利定期預金	20	—	1
1年以上2年未満	定期預金	1,623,113	1,701,294	1,397,409
	うち固定自由金利定期預金	1,620,630	1,697,715	1,389,250
	うち変動自由金利定期預金	134	—	—
2年以上3年未満	定期預金	951,891	1,135,179	1,320,298
	うち固定自由金利定期預金	943,425	1,127,185	1,280,986
	うち変動自由金利定期預金	5,117	1,500	5,500
3年以上	定期預金	574,761	559,304	545,563
	うち固定自由金利定期預金	532,199	521,985	516,255
	うち変動自由金利定期預金	24	—	10,650
合計	定期預金	23,312,465	20,932,561	18,951,114
	うち固定自由金利定期預金	22,816,820	20,446,369	18,496,247
	うち変動自由金利定期預金	5,772	1,500	16,654

（注）本表の預金残高には、積立定期預金を含めておりません。

貸出（単体）

表中の平成12年度の計数は、旧さくら銀行・旧住友銀行両行の合算計数を、平成13年度の計数は、旧三井住友銀行の計数を表示しております。
また、平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。

□貸出金残高

期末残高

（金額単位　百万円）

区分		平成13年3月末	平成14年3月末	平成15年3月末
国内業務部門	手形貸付	6,888,732	6,895,403	6,660,286
	証書貸付	34,780,031	34,298,736	37,400,695
	当座貸越	11,843,557	11,567,085	8,410,644
	割引手形	1,104,745	857,189	649,463
	計	54,617,068	53,618,414	53,121,090
国際業務部門	手形貸付	1,028,519	1,002,166	550,369
	証書貸付	5,851,273	5,136,672	3,495,523
	当座貸越	249,081	170,476	115,210
	割引手形	1,937	638	172
	計	7,130,812	6,309,954	4,161,274
合計		61,747,880	59,928,368	57,282,365

平均残高

（金額単位　百万円）

区分		平成12年度	平成13年度	平成14年度
国内業務部門	手形貸付	6,230,406	6,679,940	6,987,204
	証書貸付	35,031,027	35,133,057	36,317,903
	当座貸越	13,098,494	10,972,299	9,914,028
	割引手形	946,115	790,752	639,612
	計	55,306,043	53,576,051	53,858,748
国際業務部門	手形貸付	1,052,174	1,058,147	802,842
	証書貸付	6,159,610	5,785,859	4,572,375
	当座貸越	300,275	215,157	156,554
	割引手形	5,930	383	882
	計	7,517,989	7,059,547	5,532,654
合計		62,824,034	60,635,599	59,391,403

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

□貸出金使途別残高

（金額単位　百万円）

区分	平成13年3月末		平成14年3月末		平成15年3月末	
	金額	構成比	金額	構成比	金額	構成比
設備資金	24,367,997	39.5%	23,277,789	38.8%	22,156,745	38.7%
運転資金	37,379,882	60.5	36,650,579	61.2	35,125,619	61.3
合計	61,747,880	100.0	59,928,368	100.0	57,282,365	100.0

□貸出金の担保別内訳

（金額単位　百万円）

区分	平成13年3月末	平成14年3月末	平成15年3月末
有価証券	960,691	1,171,780	805,685
債権	1,293,632	1,098,954	1,253,179
商品	15,736	4,430	4,579
不動産	10,419,117	9,309,699	8,531,366
その他	555,680	831,093	479,374
計	13,244,861	12,415,959	11,074,186
保証	24,906,661	23,864,117	22,177,530
信用	23,596,356	23,648,291	24,030,649
合計	61,747,880	59,928,368	57,282,365

□貸出金の残存期間別残高

（金額単位　百万円）

区分		平成13年3月末	平成14年3月末	平成15年3月末
1年以下	貸出金	16,357,074	16,085,851	15,605,752
	うち変動金利 うち固定金利			
1年超 3年以下	貸出金	10,620,614	10,058,898	9,400,680
	うち変動金利 うち固定金利	6,493,070 4,127,544	7,076,540 2,982,358	6,347,133 3,053,547
3年超 5年以下	貸出金	6,327,101	6,058,896	5,876,286
	うち変動金利 うち固定金利	4,257,520 2,069,581	4,401,939 1,656,956	3,973,971 1,902,314
5年超 7年以下	貸出金	2,868,002	2,572,696	2,502,737
	うち変動金利 うち固定金利	1,937,381 930,620	1,957,333 615,363	1,683,355 819,382
7年超	貸出金	13,276,285	13,527,762	15,492,524
	うち変動金利 うち固定金利	11,138,333 2,137,951	12,854,843 672,918	14,629,478 863,046
期間の定めのないもの	貸出金	12,298,801	11,624,262	8,404,383
	うち変動金利 うち固定金利	12,297,756 1,045	11,624,262 —	8,399,298 5,084
合計		61,747,880	59,928,368	57,282,365

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

□貸出金の業種別構成

（金額単位　百万円）

区分		平成13年3月末		平成14年3月末	
		金額	構成比	金額	構成比
国内店	製造業	7,455,390	13.4%	7,493,045	13.8%
	第一次産業	188,821	0.3	183,675	0.3
	建設業	2,929,161	5.3	2,841,574	5.2
	運輸、通信その他公益事業	2,982,196	5.4	2,838,889	5.2
	卸売・小売業及び飲食店	7,631,138	13.7	7,161,690	13.2
	金融・保険業	4,850,179	8.7	5,244,899	9.6
	不動産業	9,222,242	16.6	8,549,534	15.7
	サービス業	6,720,406	12.1	6,364,140	11.7
	地方公共団体	304,143	0.6	337,514	0.6
	その他	13,267,524	23.9	13,474,520	24.7
	合計	55,551,203	100.0	54,489,488	100.0
海外店	政府等	264,021	4.3	182,437	3.4
	金融機関	378,764	6.1	372,246	6.8
	商工業	5,488,219	88.6	4,689,758	86.2
	その他	65,669	1.0	194,437	3.6
	合計	6,196,676	100.0	5,438,880	100.0
総合計		61,747,880	—	59,928,368	—

（注）1. 海外店には特別国際金融取引勘定分を含めております。
2. 第一次産業には、農業・林業・漁業及び鉱業を含めております。

（金額単位　百万円）

区分		平成15年3月末	
		金額	構成比
国内店	製造業	6,031,262	11.2%
	第一次産業	192,795	0.4
	建設業	2,385,278	4.4
	運輸、情報通信、公益事業	2,968,971	5.5
	卸売・小売業	5,812,485	10.8
	金融・保険業	5,419,634	10.1
	不動産業	8,240,327	15.3
	各種サービス業	5,622,703	10.5
	地方公共団体	508,144	0.9
	その他	16,614,280	30.9
	合計	53,795,885	100.0
海外店	政府等	119,468	3.4
	金融機関	236,116	6.8
	商工業	2,945,122	84.5
	その他	185,772	5.3
	合計	3,486,479	100.0
総合計		57,282,365	—

（注）1. 海外店には特別国際金融取引勘定分を含めております。
2. 第一次産業には、農業・林業・漁業及び鉱業を含めております。
3. 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内店」に係る各業種別の貸出金残高及び構成比は、改訂後の日本標準産業分類の区分に基づき記載しております。

個人・中小企業等に対する貸出金及び割合

（単位　百万円、%）

区分	平成13年3月末	平成14年3月末	平成15年3月末
総貸出金残高（A）	55,551,203	54,489,488	53,795,885
中小企業等貸出金残高（B）	40,471,298	38,780,331	36,733,241
（B）／（A）	72.9	71.2	68.3

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2. 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社または常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

消費者ローン残高

（金額単位　百万円）

区分	平成13年3月末	平成14年3月末	平成15年3月末
消費者ローン残高	13,484,760	13,472,598	13,665,876
住宅ローン残高	11,791,249	11,949,427	12,339,291
うち自己居住用の住宅ローン残高	7,445,152	7,820,305	8,346,632
その他ローン残高	1,693,511	1,523,171	1,326,585

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

貸倒引当金明細表

平成14年3月末

（金額単位　百万円）

区分	前期末残高	旧さくら銀行からの引継額	当期増加額	当期減少額		当期末残高	摘要
				目的使用	その他		
一般貸倒引当金	(△1,877) 226,830	(△2,370) 145,197	872,338	—	*372,027	872,338	*洗替による取崩額
個別貸倒引当金	(△1,879) 439,611	(△109) 270,451	1,084,065	289,180	*420,881	1,084,065	*洗替による取崩額
うち非居住者向け債権分	(△1,633) 24,327	(△109) 20,137	39,850	10,641	* 33,822	39,850	*洗替による取崩額
特定海外債権引当勘定	8,358	(△3) 11,634	15,445	—	* 19,992	15,445	*洗替による取崩額
計	(△3,757) 674,799	(△2,482) 427,282	1,971,849	289,180	812,901	1,971,849	

（注）（　）内は為替換算差額であります。

平成15年3月末

（金額単位　百万円）

区分	前期末残高	旧三井住友銀行からの引継額	当期増加額	当期減少額		当期末残高	摘要
				目的使用	その他		
一般貸倒引当金	2,765	(△840) 1,130,825	1,113,235	—	*1,133,590	1,113,235	*洗替による取崩額
個別貸倒引当金	2,177	(△446) 996,404	949,996	30,501	* 968,080	949,996	*洗替による取崩額
うち非居住者向け債権分	—	(△446) 67,929	67,492	—	* 67,929	67,492	*洗替による取崩額
特定海外債権引当勘定	—	11,272	11,566	—	* 11,272	11,566	*洗替による取崩額
計	4,943	(△1,286) 2,138,501	2,074,797	30,501	2,112,943	2,074,797	

（注）（　）内は為替換算差額であります。

□貸出金償却額

（金額単位　百万円）

区分	平成12年度	平成13年度	平成14年度
貸出金償却額	741,432	283,895	284,418

（注）直接減額を含んでおります。

□特定海外債権残高

（金額単位　百万円）

国別	平成13年3月末	平成14年3月末	平成15年3月末
インドネシア	184,611	138,482	104,744
アルゼンチン	—	8,378	2,180
アルジェリア	4,480	4,139	—
その他	3,819	1,300	1,153
合計	192,911	152,300	108,077
資産の総額に対する割合	0.17%	0.15%	0.11%
国数	9カ国	9カ国	9カ国

□リスク管理債権（連結・単体）

連結

（金額単位　百万円）

区分	平成13年3月末	平成14年3月末	平成15年3月末
破綻先債権①	273,127	227,484	199,794
延滞債権②	2,577,517	3,599,750	2,665,675
3カ月以上延滞債権③	125,779	102,762	128,493
貸出条件緩和債権④	279,994	2,554,371	2,689,172
合計	3,256,418	6,484,367	5,683,134

単体

（金額単位　百万円）

区分	平成13年3月末	平成14年3月末	平成15年3月末
破綻先債権①	235,654	195,653	172,403
延滞債権②	2,207,504	3,184,459	2,390,173
3カ月以上延滞債権③	103,226	92,324	114,756
貸出条件緩和債権④	186,206	2,344,016	2,492,199
合計	2,732,590	5,816,452	5,169,531

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）。
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）。

□金融再生法に基づく開示債権（単体）

（金額単位　億円）

区分	平成13年3月末	平成14年3月末	平成15年3月末
破産更生債権及びこれらに準ずる債権①	5,899	4,935	5,249
危険債権②	19,431	29,702	21,295
要管理債権③	2,894	24,363	26,069
（小計）	(28,225)	(59,000)	(52,613)
正常債権④	661,578	605,589	573,134
合計	689,803	664,589	625,747

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借または賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権。
②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権。
③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）。
④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権。

証券（単体）

表中の平成12年度の計数は、旧さくら銀行・旧住友銀行両行の合算計数を、平成13年度の計数は、旧三井住友銀行の計数を表示しております。
また、平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。

□有価証券残高

期末残高

（金額単位　百万円）

区分		平成13年3月末	平成14年3月末	平成15年3月末
国内業務部門	国債	15,271,104	9,599,109	12,349,063
	地方債	323,252	429,412	294,274
	社債	995,423	1,183,562	2,081,107
	株式	7,167,659	5,595,410	3,508,151
	その他	128,079	21,308	88,295
	うち外国債券			
	うち外国株式			
	計	23,885,523	16,828,804	18,320,892
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	3,174,454	3,614,192	5,335,492
	うち外国債券	2,253,757	2,863,638	4,409,837
	うち外国株式	920,696	750,553	925,655
	計	3,174,454	3,614,192	5,335,492
合計		27,059,978	20,442,996	23,656,385

（注）平成13年3月末の株式には、自己株式を含めて記載しております。

平均残高

（金額単位　百万円）

区分		平成12年度	平成13年度	平成14年度
国内業務部門	国債	9,091,904	11,707,532	11,355,059
	地方債	427,162	393,236	334,482
	社債	1,007,948	1,061,395	1,443,106
	株式	6,798,958	6,494,197	5,655,162
	その他	162,799	30,941	59,250
	うち外国債券			
	うち外国株式			
	計	17,488,774	19,687,304	18,847,060
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	2,146,468	3,738,953	4,283,361
	うち外国債券	1,359,686	2,851,256	3,565,089
	うち外国株式	786,781	887,696	718,271
	計	2,146,468	3,738,953	4,283,361
合計		19,635,244	23,426,257	23,130,421

（注）1. 平成12年度の株式には、自己株式を含めて記載しております。
2. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

□有価証券残存期間別残高

（金額単位　百万円）

区分		平成13年3月末	平成14年3月末	平成15年3月末
1年以下	国債	7,020,507	2,155,760	3,224,334
	地方債	24,803	25,433	6,119
	社債	132,201	87,161	128,939
	その他	470,765	219,992	159,914
	うち外国債券	461,148	218,291	129,200
1年超3年以下	国債	4,135,860	3,613,404	1,802,741
	地方債	30,372	41,395	6,910
	社債	219,562	340,745	627,709
	その他	677,665	1,784,002	2,003,382
	うち外国債券	658,274	1,783,941	1,995,829
3年超5年以下	国債	1,507,521	2,392,875	4,175,621
	地方債	24,187	69,013	95,742
	社債	368,357	469,994	826,585
	その他	443,331	160,972	795,661
	うち外国債券	414,947	160,315	780,435
5年超7年以下	国債	482,210	465,271	1,113,572
	地方債	58,671	96,921	39,278
	社債	87,960	133,812	272,594
	その他	99,217	68,426	168,291
	うち外国債券	69,085	67,652	164,803
7年超10年以下	国債	2,125,002	771,568	1,878,410
	地方債	184,652	196,077	145,642
	社債	184,339	149,948	223,378
	その他	186,710	57,934	585,142
	うち外国債券	157,090	57,289	569,753
10年超	国債	—	200,230	154,383
	地方債	563	570	580
	社債	3,000	1,900	1,900
	その他	497,940	510,543	707,823
	うち外国債券	493,209	508,912	706,385
期間の定めのないもの	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	7,167,659	5,595,410	3,508,151
	その他	926,900	833,629	1,003,572
	うち外国債券	—	67,236	63,429
	うち外国株式	920,696	750,553	925,655
合計	国債	15,271,104	9,599,109	12,349,063
	地方債	323,252	429,412	294,274
	社債	995,423	1,183,562	2,081,107
	株式	7,167,659	5,595,410	3,508,151
	その他	3,302,535	3,635,501	5,423,788
	うち外国債券	2,253,757	2,863,638	4,409,837
	うち外国株式	920,696	750,553	925,655

（注）平成13年3月末の株式には、自己株式を含めて記載しております。

自己資本比率

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件(平成5年大蔵省告示第55号)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

□連結自己資本比率(国際統一基準)

当行は平成15年3月期より、自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」(日本公認会計士協会業種別監査委員会報告第30号)に基づき、朝日監査法人による外部監査を受けております。なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。
平成14年3月末は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。

(金額単位　百万円)

項目			平成13年3月末		平成14年3月末	平成15年3月末
			さくら銀行	住友銀行		
基本的項目	資本金		1,042,706	752,848	1,326,746	559,985
	うち非累積的永久優先株		402,577	250,500	650,500	/
	新株式払込金		—	—	—	—
	資本準備金		899,521	643,080	1,326,758	/
	うち非累積的永久優先株		402,577	250,500	650,500	/
	連結剰余金		196,060	308,724	438,008	/
	資本剰余金		/	/	/	1,298,511
	利益剰余金		/	/	/	258,690
	連結子会社の少数株主持分		383,921	606,147	984,088	1,025,217
	うち海外特別目的会社の発行する優先出資証券		283,750	563,020	863,600	840,110
	その他有価証券の評価差損(△)		/	/	304,837	21,559
	自己株式払込金		/	/	/	—
	自己株式(△)		4,595	14,144	17,475	—
	為替換算調整勘定		△20,939	△32,171	△15,174	△54,419
	営業権相当額(△)		224	—	228	74
	連結調整勘定相当額(△)		—	6,224	18,518	—
	計	(A)	2,496,449	2,258,261	3,719,366	3,066,351
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		/	/	—	—
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		46,670	122,193	82,931	71,699
	一般貸倒引当金		163,151	232,707	929,461	1,149,150
	負債性資本調達手段等		1,141,806	1,653,197	2,577,490	2,150,334
	計		1,351,627	2,008,098	3,589,883	3,371,184
	うち自己資本への算入額	(B)	1,351,627	1,995,364	3,504,772	2,887,170
準補完的項目	短期劣後債務		—	—	—	—
	うち自己資本への算入額	(C)	—	—	—	—
控除項目	控除項目	(D)	13,752	103,632	163,331	25,684
自己資本額	(A)+(B)+(C)-(D)	(E)	3,834,324	4,149,993	7,060,807	5,927,837
リスク・アセット等	資産(オン・バランス)項目		31,812,599	34,609,029	62,532,180	53,313,337
	オフ・バランス取引項目		1,924,737	3,096,291	4,803,181	3,523,317
	信用リスク・アセットの額	(F)	33,737,336	37,705,321	67,335,362	56,836,654
	マーケット・リスク相当額に係る額((H)/8%)	(G)	154,078	219,900	212,650	221,156
	(参考)マーケット・リスク相当額	(H)	12,326	17,592	17,012	17,692
	計　((F)+(G))	(I)	33,891,414	37,925,221	67,548,012	57,057,811
連結自己資本比率(国際統一基準)=(E)/(I)×100			11.31%	10.94%	10.45%	10.38%

(注) 本表の自己株式(平成13年3月末：さくら銀行4,595百万円、住友銀行14,144百万円、平成14年3月末：17,475百万円、以下同順)は、連結貸借対照表上の自己株式(42百万円、4百万円、283百万円)に子会社の所有する親会社株式(4,552百万円、14,140百万円、17,191百万円)を加えたものであります。

□単体自己資本比率（国際統一基準）

当行は平成１５年３月期より、自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第３０号）に基づき、朝日監査法人による外部監査を受けております。なお、当該外部監査は、財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。
平成１４年３月末は、旧三井住友銀行の計数を表示しております。

（金額単位　百万円）

項目			平成13年3月末 さくら銀行	平成13年3月末 住友銀行	平成14年3月末	平成15年3月末
基本的項目	資本金		1,042,706	752,848	1,326,746	559,985
	うち非累積的永久優先株		402,577	250,500	650,500	/
	新株式払込金		—	—	—	—
	資本準備金		899,521	643,080	1,326,758	879,693
	うち非累積的永久優先株		402,577	250,500	650,500	/
	その他資本剰余金		/	/	/	357,614
	利益準備金		131,261	110,159	—	—
	任意積立金		56,028	165,532	221,548	221,540
	次期繰越利益		109,027	67,299	122,955	191,507
	その他の剰余金		/	/	357,614	/
	その他		285,575	567,059	869,793	738,878
	その他有価証券の評価差損（△）		/	/	297,950	17,864
	自己株式払込金		/	/	/	—
	自己株式（△）		42	4	283	—
	営業権相当額（△）		—	—	—	—
	計	（A）	2,524,077	2,305,975	3,927,183	2,931,354
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の４５％相当額		/	/	—	—
	土地の再評価額と再評価の直前の帳簿価額の差額の４５％相当額		31,596	121,230	73,568	64,438
	一般貸倒引当金		142,826	224,953	872,338	1,113,235
	負債性資本調達手段等		1,111,006	1,651,808	2,544,424	2,126,658
	計		1,285,429	1,997,991	3,490,330	3,304,332
	うち自己資本への算入額	（B）	1,285,429	1,997,991	3,409,200	2,771,778
準補完的項目	短期劣後債務		—	—	—	—
	うち自己資本への算入額	（C）	—	—	—	—
控除項目	控除項目	（D）	16,999	58,766	55,349	55,378
自己資本額	（A）＋（B）＋（C）－（D）	（E）	3,792,507	4,245,199	7,281,033	5,647,753
リスク・アセット等	資産（オン・バランス）項目		29,547,565	32,166,297	57,965,018	50,297,673
	オフ・バランス取引項目		2,157,620	3,654,538	5,192,299	3,322,458
	信用リスク・アセットの額	（F）	31,705,185	35,820,835	63,157,317	53,620,132
	マーケット・リスク相当額に係る額（（H）/８％）	（G）	135,433	125,350	139,300	187,014
	（参考）マーケット・リスク相当額	（H）	10,834	10,028	11,144	14,961
	計　（（F）＋（G））	（I）	31,840,619	35,946,185	63,296,617	53,807,146
単体自己資本比率（国際統一基準）＝（E）/（I）×100			11.91%	11.80%	11.50%	10.49%

（注）その他の剰余金は資本準備金減少差益であります。

（補足）

「連結自己資本比率（国際統一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率（国際統一基準）」における「基本的項目」の中の「その他」に含まれております優先出資証券につきましては、106ページに掲載しております。

諸比率（単体）

表中の平成13年度の計数は、旧三井住友銀行の計数を表示しております。
また、平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。

□利益率

（単位　%）

区分	平成13年度	平成14年度
総資産経常利益率	—	—
資本経常利益率	—	—
総資産当期純利益率	—	—
資本当期純利益率	—	—

（注）1. $総資産経常利益率=\frac{経常利益}{総資産（除く支払承諾見返）平均残高}\times 100$

2. $資本経常利益率=\frac{経常利益－優先株式配当金総額}{\{（期首資本勘定（除く優先株式））+（期末資本勘定（除く優先株式））\}\div 2}\times 100$

3. $総資産当期純利益率=\frac{当期純利益}{総資産（除く支払承諾見返）平均残高}\times 100$

4. $資本当期純利益率=\frac{当期純利益－優先株式配当金総額}{\{（期首資本勘定（除く優先株式））+（期末資本勘定（除く優先株式））\}\div 2}\times 100$

5. 平成13年度及び平成14年度は経常損失、当期純損失となったため、利益率はいずれも記載しておりません。

□利鞘

（単位　%）

区分		平成13年度	平成14年度
国内業務部門	資金運用利回り	1.53	1.47
	資金調達原価	0.98	0.88
	総資金利鞘	0.55	0.59
国際業務部門	資金運用利回り	5.96	3.98
	資金調達原価	3.79	3.12
	総資金利鞘	2.17	0.86
合計	資金運用利回り	2.39	1.86
	資金調達原価	1.59	1.22
	総資金利鞘	0.80	0.64

□預貸率

（単位　百万円、%）

区分			平成14年3月末	平成15年3月末
国内業務部門	貸出金	(A)	53,618,414	53,121,090
	預金	(B)	58,568,596	57,908,099
	預貸率	(A)/(B)	91.54	91.73
		期中平均	93.61	93.83
国際業務部門	貸出金	(A)	6,309,954	4,161,274
	預金	(B)	9,060,756	5,616,159
	預貸率	(A)/(B)	69.64	74.09
		期中平均	66.19	77.08
合計	貸出金	(A)	59,928,368	57,282,365
	預金	(B)	67,629,353	63,524,258
	預貸率	(A)/(B)	88.61	90.17
		期中平均	89.30	91.97

（注）預金には譲渡性預金を含めております。

□預証率

（単位　百万円、%）

区分			平成14年3月末	平成15年3月末
国内業務部門	有価証券	(A)	16,828,804	18,320,892
	預金	(B)	58,568,596	57,908,099
	預証率	(A)/(B)	28.73	31.63
		期中平均	34.39	32.83
国際業務部門	有価証券	(A)	3,614,192	5,335,492
	預金	(B)	9,060,756	5,616,159
	預証率	(A)/(B)	39.88	95.00
		期中平均	35.05	59.68
合計	有価証券	(A)	20,442,996	23,656,385
	預金	(B)	67,629,353	63,524,258
	預証率	(A)/(B)	30.22	37.23
		期中平均	34.50	35.81

（注）預金には譲渡性預金を含めております。

資本の状況（単体）

□発行済株式総数、資本金等の推移

（単位　千株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成13年3月30日	△383	416	△19,169	20,831	4,881	4,881	（注）
平成13年6月28日	—	416	—	20,831	△4,881	0	欠損てん補
平成15年3月13日	1,245	1,661	32,121	52,952	32,121	32,121	有償第三者割当 普通株式　1,245千株 発行価格　51,600円 資本組入額　25,800円
平成15年3月14日	1,080	2,741	27,864	80,816	27,864	59,985	有償第三者割当 普通株式　1,080千株 発行価格　51,600円 資本組入額　25,800円
平成15年3月17日	53,037	55,778	479,169	559,985	819,708	879,693	旧三井住友銀行との合併 （合併比率　1：0.007）

（注）平成13年2月26日開催の臨時株主総会の特別決議により、発行済株式の383,380株を無償で取得し消却することにより減資を行い、前期繰越損失を補てんしたものであります。減資額と欠損てん補額の差額については資本準備金（減資差益）として積み立てております。

なお、旧三井住友銀行の発行済株式総数、資本金等の推移については、以下のとおりであります。

（単位　千株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成11年3月31日	167,000	3,308,062	250,500	752,848	250,500	643,080	有償第三者割当 第1回第一種優先株式　67,000千株 発行価格　3,000円 資本組入額　1,500円 第2回第一種優先株式　100,000千株 発行価格　3,000円 資本組入額　1,500円
平成13年4月2日	3,273,423	6,581,485	523,851	1,276,700	991,326	1,634,407	旧さくら銀行との合併 （合併比率　1：0.6）
平成14年3月9日	—	6,581,485	—	1,276,700	△357,614	1,276,792	商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金の取り崩し
平成14年3月15日	—	6,581,485	—	1,276,700	11	1,276,804	エスエムビーシー資産管理サービス（当行の100％出資子会社）との合併
平成13年4月1日～平成14年3月31日	91,324	6,672,810	50,045	1,326,746	49,954	1,326,758	転換社債の普通株式への転換
平成13年4月1日～平成14年3月31日	3,614	6,676,424	—	1,326,746	—	1,326,758	優先株式の普通株式への転換
平成15年2月3日	—	6,676,424	△494,100	832,646	—	1,326,758	管理営業を当行の完全親会社である三井住友フィナンシャルグループに承継させる会社分割を行うことによる資本金の減少
平成15年2月5日	313,556	6,989,980	—	832,646	94,680	1,421,438	エスエムビーシー信用保証を完全子会社とする株式交換を行うことによる資本準備金の増加
平成15年2月12日	454,078	7,444,059	75,377	908,023	74,922	1,496,361	有償第三者割当 普通株式　454,078千株 発行価格　331円 資本組入額　166円
平成15年3月13日	961,538	8,405,597	149,999	1,058,023	149,999	1,646,361	有償第三者割当 普通株式　961,538千株 発行価格　312円 資本組入額　156円

株式の総数等

発行済株式の内容（平成15年3月31日現在）

普通株式	54,811,805株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
計	55,778,805株

（注）上記株式は証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。

議決権の状況

①発行済株式

区分	株式数	議決権の数
無議決権株式	優先株式　967,000株	—個
議決権制限株式(自己株式等)	—	—
議決権制限株式(その他)	—	—
完全議決権株式(自己株式等)	—	—
完全議決権株式(その他)	普通株式　54,811,805	54,811,805
端株(注)	—	—
発行済株式総数	55,778,805	—
総株主の議決権	—	54,811,805

（注）「1株に満たない端数を端株として端株原簿に記載または記録しない。」旨定款に定めております。

②自己株式等

該当ありません。

大株主

①普通株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	54,811,805株	100.00%

②第一種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	67,000株	100.00%

③第二種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	100,000株	100.00%

④第三種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	800,000株	100.00%

□最近５年間の事業年度別株価の推移

（金額単位　円）

区分	平成10年度	平成11年度	平成12年度	平成13年度	平成14年度
最高株価	1,710	1,902	1,640	1,240	766
最低株価	860	1,271	867	406	310

（注）1. 当行の株式は非上場・非登録であるため、上記は旧三井住友銀行の東京証券取引所第一部における普通株式の株価を記載しております。
2. 平成14年度の最高・最低株価は、平成14年4月1日から東京証券取引所における最終取引日である平成14年11月25日までの株価について記載しております。
3. 平成12年度までは、旧住友銀行の株価を表示しております。なお、旧さくら銀行の事業年度別の最高・最低株価は、次のとおりであります。

（金額単位　円）

区分	平成10年度	平成11年度	平成12年度
最高株価	404	1,045	858
最低株価	165	358	477

□当事業年度中最近６カ月間の株価の推移

（金額単位　円）

区分	平成14年10月	平成14年11月	平成14年12月	平成15年1月	平成15年2月	平成15年3月
最高株価	660	508				
最低株価	444	310				

（注）1. 当行の株式は非上場・非登録であるため、上記は旧三井住友銀行の東京証券取引所第一部における普通株式の株価を記載しております。
2. 平成14年12月以降の株価については、平成14年11月26日に東京証券取引所において株式が上場廃止となったため、記載しておりません。

従業員・店舗の状況（単体）

表中の平成12年度の計数は、原則として旧さくら銀行・旧住友銀行両行の合算計数を、平成13年度の計数は、旧三井住友銀行の計数を表示しております。
また、平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。

従業員の状況（在籍ベース）

区分	平成13年3月末		平成14年3月末	平成15年3月末
	さくら銀行	住友銀行		
従業員数	13,632人	13,526人	25,027人	24,024人
平均年齢	38歳7月	37歳5月	38歳3月	38歳8月
平均勤続年数	16年10月	15年5月	16年4月	16年8月
平均給与月額	515千円	504千円	496千円	508千円

（注）1. 従業員数は、嘱託、臨時雇員及び海外の現地採用者を含んでおりません。
2. 平均給与月額は、3月の時間外手当を含む平均給与月額であり、賞与を除くものであります。
3. 従業員の定年は、満60歳に達した月の末日としております。
4. 平成15年3月末の上記従業員数に、海外の現地採用者を加え、出向者を除いた就業者数は19,797人であります。

店舗数の推移

（単位　店、所）

区分		平成13年3月末	平成14年3月末	平成15年3月末
国内	本支店	593	590	468
	出張所	79	96	100
	代理店	5	5	2
海外	支店	33	21	20
	出張所	5	2	3
	駐在員事務所	21	16	14
合計		736	730	607

（注）国内本支店には外為事務部（平成13年3月末：2カ店、平成14年3月末：2カ店、平成15年3月末：2カ店）、被振込専用支店（平成13年3月末：12カ店、平成14年3月末：23カ店、平成15年3月末：28カ店）、エーティーエム統括支店（平成13年3月末：1カ店、平成14年3月末：1カ店、平成15年3月末：1カ店）を含めております。

店舗外現金自動設備

（単位　所）

区分	平成13年3月末	平成14年3月末	平成15年3月末
店舗外現金自動設備	3,222	11,479	14,572

その他（単体）

表中の平成12年度の計数は、旧さくら銀行・旧住友銀行両行の合算計数を、平成13年度の計数は、旧三井住友銀行の計数を表示しております。
また、平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。

□内国為替取扱高

（単位　千口、百万円）

区分			平成13年3月末	平成14年3月末	平成15年3月末
送金為替	各地へ向けた分	口数	350,579	339,801	368,430
		金額	786,592,817	625,250,208	664,425,453
	各地より受けた分	口数	241,455	264,008	279,228
		金額	883,811,562	754,026,135	717,489,853
代金取立	各地へ向けた分	口数	7,293	6,376	5,095
		金額	19,690,632	19,552,377	12,620,267
	各地より受けた分	口数	2,978	2,584	3,987
		金額	10,502,373	7,692,390	6,513,720
合計金額			1,700,597,387	1,406,521,112	1,401,049,294

□外国為替取扱高

（金額単位　百万米ドル）

区分		平成13年3月末	平成14年3月末	平成15年3月末
仕向為替	売渡為替	822,512	529,638	545,156
	買入為替	200,260	101,593	122,309
被仕向為替	支払為替	771,801	635,462	548,607
	取立為替	24,234	20,854	21,684
合計		1,818,810	1,287,548	1,237,757

（注）取扱高は海外店分を含んでおります。

□支払承諾見返の担保別内訳

（金額単位　百万円）

区分	平成13年3月末	平成14年3月末	平成15年3月末
有価証券	4,908	13,322	14,376
債権	258,005	257,213	29,253
商品	7,966	13,456	13,464
不動産	51,828	58,580	178,806
その他	32,677	47,386	13,225
計	355,390	389,958	249,125
保証	584,587	571,126	636,661
信用	5,353,048	4,568,910	3,530,504
合計	6,293,027	5,529,996	4,416,292

信託業務の状況（単体）

信託財産残高表

（金額単位　百万円）

科目	平成15年3月末	科目	平成15年3月末
（資産）		（負債）	
貸出金	**35,080**	**金銭信託**	**35,080**
証書貸付	35,080	**金銭債権の信託**	**112,952**
金銭債権	**125,942**	**包括信託**	**18,944**
その他の金銭債権	125,942		
銀行勘定貸	**5,953**		
合計	**166,976**	**合計**	**166,976**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

金銭信託等の期末受託残高

（金額単位　百万円）

区分	平成15年3月末
金銭信託	35,080
年金信託	—
財産形成給付信託	—
貸付信託	—
合計	35,080

（注）金銭信託等とは、金銭信託、年金信託、財産形成給付信託及び貸付信託であります。

□元本補てん契約のある信託の種類別期末受託残高

該当ありません。

□元本補てん契約のある信託に係る貸出金のリスク管理債権

該当ありません。

信託期間別元本残高

（金額単位　百万円）

区分	平成15年3月末
金銭信託	
1年未満	32,080
1年以上2年未満	—
2年以上5年未満	3,000
5年以上	—
その他のもの	—
合計	35,080
貸付信託	
1年未満	—
1年以上2年未満	—
2年以上5年未満	—
5年以上	—
その他のもの	—
合計	—

□金銭信託等の期末運用残高

（金額単位　百万円）

区分	平成15年3月末
金銭信託	
貸出金	35,080
有価証券	—
合計	35,080
年金信託	
貸出金	—
有価証券	—
合計	—
財産形成給付信託	
貸出金	—
有価証券	—
合計	—
貸付信託	
貸出金	—
有価証券	—
合計	—
貸出金合計	35,080
有価証券合計	—
貸出金及び有価証券合計	35,080

□貸出金の科目別期末残高

（金額単位　百万円）

区分	平成15年3月末
証書貸付	35,080
手形貸付	—
割引手形	—
合計	35,080

□貸出金の契約期間別期末残高

（金額単位　百万円）

区分	平成15年3月末
1年以下	32,080
1年超3年以下	—
3年超5年以下	3,000
5年超7年以下	—
7年超	—
合計	35,080

□貸出金の担保別残高

（金額単位　百万円）

区分	平成15年3月末
有価証券	—
債権	—
土地建物	—
工場	—
財団	—
船舶	—
その他	—
計	—
保証	3,000
信用	32,080
合計	35,080

□貸出金の使途別残高

（金額単位　百万円）

区分	平成15年3月末	
	金額	構成比
設備資金	4,220	12.03%
運転資金	30,860	87.97
合計	35,080	100.00

□業種別貸出金内訳

（金額単位　百万円）

区分	平成15年3月末	
	金額	構成比
製造業	5,400	15.39%
第一次産業	—	—
建設業	2,500	7.13
運輸、情報通信、公益事業	9,180	26.17
卸売・小売業	2,000	5.70
金融・保険業	11,000	31.36
不動産業	—	—
各種サービス業	5,000	14.25
地方公共団体	—	—
その他	—	—
合計	35,080	100.00

（注）第一次産業には、農業・林業・漁業及び鉱業を含めております。

□中小企業等に対する貸出金状況

（単位　百万円、件、%）

区分	平成15年3月末
中小企業等貸出金残高①	14,680
総貸出金残高②	35,080
中小企業等貸出金比率①/②	41.84
中小企業等貸出先件数③	8
総貸出先件数④	16
中小企業等貸出先件数比率③/④	50.00

（注）中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社または常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

□金銭信託等の有価証券期末残高

該当ありません。

財務ハイライト

連結

（金額単位　百万円）

	平成10年度	平成11年度	平成12年度	平成13年度
経常収益	18,444	16,550	15,428	14,259
経常利益（△は経常損失）	△18,166	1,101	944	492
当期純利益（△は当期純損失）	△10,121	3,061	△4,906	4
総資産額	607,039	575,683	465,208	498,090
貸出金残高	454,948	417,565	374,639	373,951
有価証券残高	101,664	99,188	53,532	53,040
預金残高	426,514	433,024	433,111	459,865
資本金	40,000	40,000	20,831	20,831
純資産額	22,661	25,722	20,816	20,060
自己資本比率（国内基準）（%）	9.17	11.81	8.68	8.35

単体

（金額単位　百万円）

	平成10年度	平成11年度	平成12年度	平成13年度
経常収益	18,429	16,534	15,342	14,144
経常利益（△は経常損失）	△18,167	1,105	964	477
当期純利益（△は当期純損失）	△10,122	3,067	△4,881	0
業務純益	789	3,918	2,995	3,010
総資産額	607,224	575,863	465,313	498,215
貸出金残高	454,948	417,565	374,639	373,951
有価証券残高	103,240	100,745	53,909	53,291
預金残高	426,712	433,208	433,284	460,193
資本金	40,000	40,000	20,831	20,831
発行済株式総数（千株）	800	800	416	416
純資産額	22,644	25,712	20,831	20,071
1株当たり純資産額（円）	28,306	32,140	50,000	48,177
従業員数（人）	742	622	557	511
自己資本比率（国内基準）（%）	9.16	11.80	8.68	8.35

損益の状況

□ 粗利益

（金額単位　百万円）

	平成12年度			平成13年度		
	合計	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門
資金運用収益	(4) 12,860	12,809	56	(2) 11,541	10,500	44
資金調達費用	(4) 1,740	1,716	27	(2) 1,014	1,001	16
資金運用収支	**11,120**	**11,092**	**28**	**10,526**	**10,498**	**27**
役務取引等収益	839	822	16	830	814	16
役務取引等費用	592	580	11	589	579	10
役務取引等収支	**247**	**242**	**4**	**240**	**234**	**6**
その他業務収益	1,071	1,048	22	1,465	1,442	22
その他業務費用	1,066	1,066	—	868	868	—
その他業務収支	**5**	**△17**	**22**	**596**	**573**	**22**
業務粗利益	**11,373**	**11,317**	**55**	**11,364**	**11,307**	**57**
業務粗利益率	**2.11%**	**2.10%**	**3.68%**	**2.64%**	**2.63%**	**3.72%**

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引であります。ただし、円建対非居住者取引等は国際業務部門に含めております。
2. 資金運用収益及び資金調達費用の合計欄の（ ）の計数は、国内業務部門と国際業務部門の間の資金貸借の利息であります。
3. 業務粗利益率＝$\frac{\text{業務粗利益}}{\text{資金運用勘定平均残高}} \times 100$

□ 業務純益

（金額単位　百万円）

	平成12年度	平成13年度
業務純益	2,995	3,010

□ 資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	**(1,116) 538,378**	**(4) 12,809**	**2.37%**	**(1,073) 429,684**	**(2) 11,500**	**2.67%**
うち貸出金	418,010	11,421	2.73	368,299	10,767	2.92
うち商品有価証券	—	—	—	—	—	—
うち有価証券	101,085	1,332	1.31	56,938	697	1.22
うちコールローン	11,604	16	0.13	1,005	0	0.01
うち買入手形	93	0	0.02	—	—	—
うち預け金	6,401	3	0.06	2,367	0	0.02
資金調達勘定	**520,852**	**1,716**	**0.32%**	**425,397**	**1,001**	**0.23%**
うち預金	427,531	1,109	0.25	423,313	924	0.21
うち譲渡性預金	399	1	0.37	1,892	2	0.15
うちコールマネー	—	0	—	49	0	0.01
うち売渡手形	—	—	—	—	—	—
うち借用金	92,788	413	0.44	0	0	0.09

（注）1. 資金運用勘定は無利息預け金の平均残高（平成12年度2,112百万円、平成13年度12,765百万円）を控除して表示しております。
2.（ ）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。

（金額単位　百万円）

国際業務部門	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	**1,508**	**56**	**3.71%**	**1,532**	**44**	**2.89%**
うち貸出金	—	—	—	—	—	—
うち有価証券	1,141	38	3.34	999	29	2.93
うちコールローン	175	11	6.64	346	11	3.25
資金調達勘定	**(1,116) 1,511**	**(4) 27**	**1.84%**	**(1,073) 1,538**	**(2) 16**	**1.07%**
うち預金	354	20	5.88	450	13	2.90
うちコールマネー	39	2	6.96	10	0	3.63

（注）1.（ ）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。
2. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

受取・支払利息の分析

（金額単位　百万円）

国内業務部門	平成12年度			平成13年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	**△429**	**△734**	**△1,164**	**△2,907**	**1,598**	**△1,308**
うち貸出金	△668	203	△464	△1,451	798	△653
うち商品有価証券	—	—	—	—	—	—
うち有価証券	3	△722	△718	△540	△94	△634
うちコールローン	5	7	12	△1	△14	△15
うち買入手形	△0	0	0	△0	—	△0
うち預け金	1	0	1	△0	△2	△3
支払利息	**△8**	**△308**	**△316**	**△225**	**△489**	**△715**
うち預金	△3	△282	△285	△9	△175	△185
うち譲渡性預金	0	0	1	2	△0	1
うちコールマネー	△1	—	△1	0	—	0
うち売渡手形	△0	—	△0	—	—	—
うち借用金	△2	62	59	△91	△321	△413

（注）残高及び利率の増減要因が重なる部分については、残高による増減に含めて算出しております。

（金額単位　百万円）

国際業務部門	平成12年度			平成13年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	**15**	**2**	**18**	**0**	**△12**	**△11**
うち貸出金	—	—	—	—	—	—
うち有価証券	9	0	10	△4	△4	△8
うちコールローン	4	1	5	5	△5	△0
支払利息	**7**	**△0**	**7**	**0**	**△11**	**△11**
うち預金	13	3	17	2	△10	△7
うちコールマネー	△12	2	△10	△1	△1	△2

（注）残高及び利率の増減要因が重なる部分については、残高による増減に含めて算出しております。

役務取引の状況

（金額単位　百万円）

	平成12年度			平成13年度		
	合計	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門
役務取引等収益	**839**	**822**	**16**	**830**	**814**	**16**
うち預金貸出業務	103	103	—	101	101	—
うち為替業務	449	433	16	440	424	16
うち証券関連業務	17	17	—	13	13	—
うち代理業務	225	225	—	234	234	—
うち保護預り・貸金庫業務	27	27	—	35	35	—
うち保証業務	14	14	0	4	4	0
役務取引等費用	**592**	**580**	**11**	**589**	**579**	**10**
うち為替業務	92	80	11	94	84	10

営業経費の内訳

（金額単位　百万円）

	平成12年度	平成13年度
給料・手当	4,466	4,226
退職金	9	36
退職給与引当金繰入	—	—
退職給付費用	395	506
福利厚生費	54	51
減価償却費	439	490
土地建物機械賃借料	366	337
広告宣伝費	227	266
租税公課	416	396
その他	2,011	2,044
合計	**8,386**	**8,352**

（注）その他には、通信交通費、消耗品費、給水光熱費などがあります。

その他業務利益の内訳

（金額単位　百万円）

	平成12年度			平成13年度		
	合計	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門
その他業務利益	**5**	**△17**	**22**	**596**	**573**	**22**
うち外国為替売買損益	18	—	18	22	—	22
うち国債等債券売却損益	731	727	3	1,417	1,417	—
うち国債等債券償還損益	△734	△734	—	△844	△844	—
うち金融派生商品損益	△11	△11	—	—	—	—

預金業務

□ 預金科目別残高

期末残高

（金額単位　百万円）

		平成13年3月末				平成14年3月末			
		合計		国内業務部門	国際業務部門	合計		国内業務部門	国際業務部門
		金額	構成比			金額	構成比		
預金	流動性預金	93,875	21.7%	93,875	—	153,467	32.7%	153,467	—
	うち有利息預金	75,576	17.4	75,576	—	127,289	27.1	127,289	—
	定期性預金	335,904	77.5	335,904	—	302,740	64.6	302,740	—
	うち固定自由金利定期預金	326,670	75.3	326,670	—	294,547	62.8	294,547	—
	うち変動自由金利定期預金	18	0.0	18	—	6	0.0	6	—
	その他	3,504	0.8	3,177	327	3,986	0.9	3,350	636
	合計	433,284	100.0	432,956	327	460,193	98.2	459,557	636
譲渡性預金		—	—	—	—	8,500	1.8	8,500	—
総合計		**433,284**	**100.0**	**432,956**	**327**	**468,693**	**100.0**	**468,057**	**636**

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金　固定自由金利定期預金：預入時に満期日迄の利率が確定する自由金利定期預金
変動自由金利定期預金：預入期間中の市場金利の変化に応じて金利が変動する自由金利定期預金

平均残高

（金額単位　百万円）

		平成12年度				平成13年度			
		合計		国内業務部門	国際業務部門	合計		国内業務部門	国際業務部門
		金額	構成比			金額	構成比		
預金	流動性預金	83,482	19.5%	83,482	—	90,587	21.3%	90,587	—
	うち有利息預金	71,150	16.6	71,150	—	77,610	18.2	77,610	—
	定期性預金	342,041	79.9	342,041	—	330,532	77.7	330,532	—
	うち固定自由金利定期預金	331,937	77.5	331,937	—	321,856	75.6	321,856	—
	うち変動自由金利定期預金	20	0.0	20	—	13	0.0	13	—
	その他	2,362	0.5	2,007	354	2,644	0.6	2,193	450
	合計	427,885	99.9	427,531	354	423,764	99.6	423,313	450
譲渡性預金		399	0.1	399	—	1,892	0.4	1,892	—
総合計		**428,285**	**100.0**	**427,931**	**354**	**425,656**	**100.0**	**425,205**	**450**

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金　固定自由金利定期預金：預入時に満期日迄の利率が確定する自由金利定期預金
変動自由金利定期預金：預入期間中の市場金利の変化に応じて金利が変動する自由金利定期預金
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

預金者別預金残高

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	構成比	金額	構成比
個人預金	308,783	71.3%	315,005	68.5%
法人預金	115,234	26.6	115,824	25.1
その他	9,267	2.1	29,363	6.4

（注）1. 譲渡性預金は含まれておりません。
2. その他は、公金、金融機関の預金です。

財形貯蓄残高

（金額単位　百万円）

	平成13年3月末	平成14年3月末
財形貯蓄残高	1,035	934
うち財形年金	353	320

1店舗当たり預金残高

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	店舗数	金額	店舗数
国内店	13,976	31店	13,945	33店
海外店	—	—	—	—
合計	**13,976**	**31**	**13,945**	**33**

（注）1. 譲渡性預金は含まれておりません。
2. 店舗数には出張所を含めておりません。

定期預金の残存期間別残高

（金額単位　百万円）

	平成13年3月末	平成14年3月末
定期預金		
3ヵ月未満	**96,951**	**90,374**
3ヵ月以上6ヵ月未満	**58,206**	**42,635**
6ヵ月以上1年未満	**98,785**	**86,217**
1年以上2年未満	**6,431**	**6,086**
2年以上3年未満	**4,686**	**2,768**
3年以上	**61,399**	**66,281**
合計	**326,460**	**294,362**
うち固定自由金利定期預金		
3ヵ月未満	96,706	90,150
3ヵ月以上6ヵ月未満	58,206	42,635
6ヵ月以上1年未満	98,781	86,214
1年以上2年未満	6,421	6,083
2年以上3年未満	4,683	2,768
3年以上	61,399	66,281
合計	326,198	294,134
うち変動自由金利定期預金		
3ヵ月未満	1	1
3ヵ月以上6ヵ月未満	0	0
6ヵ月以上1年未満	3	2
1年以上2年未満	9	2
2年以上3年未満	3	0
3年以上	—	0
合計	18	6

（注）本表の預金残高には、積立定期預金は含めておりません。

貸出業務

□ 貸出金科目別残高

期末残高

（金額単位　百万円）

	平成13年3月末				平成14年3月末			
	合計		国内業務部門	国際業務部門	合計		国内業務部門	国際業務部門
	金額	構成比			金額	構成比		
割引手形	12,451	3.3%	12,451	—	10,968	2.9%	10,968	—
手形貸付	65,044	17.4	65,044	—	69,884	18.7	69,884	—
証書貸付	282,072	75.3	282,072	—	274,046	73.3	274,046	—
当座貸越	15,070	4.0	15,070	—	19,052	5.1	19,052	—
合計	**374,639**	**100.0**	**374,639**	**—**	**373,951**	**100.0**	**373,951**	**—**

平均残高

（金額単位　百万円）

	平成12年度				平成13年度			
	合計		国内業務部門	国際業務部門	合計		国内業務部門	国際業務部門
	金額	構成比			金額	構成比		
割引手形	10,851	2.6%	10,851	—	10,315	2.8%	10,315	—
手形貸付	88,187	21.1	8,817	—	63,879	17.3	63,879	—
証書貸付	304,431	72.8	304,431	—	277,616	75.4	277,616	—
当座貸越	14,539	3.5	14,539	—	16,487	4.5	16,487	—
合計	**418,010**	**100.0**	**418,010**	**—**	**368,299**	**100.0**	**368,299**	**—**

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

□ 貸出金の残存期間別残高

（金額単位　百万円）

	平成13年3月末	平成14年3月末
貸出金		
1年以下	**99,088**	**102,622**
1年超3年以下	**40,663**	**50,036**
3年超5年以下	**59,421**	**50,094**
5年超7年以下	**19,335**	**19,964**
7年超	**146,251**	**142,265**
期間の定めのないもの	**9,878**	**8,966**
合計	**374,639**	**373,951**
うち変動金利		
1年以下	—	—
1年超3年以下	30,388	31,690
3年超5年以下	45,706	36,098
5年超7年以下	10,990	11,292
7年超	100,601	95,362
期間の定めのないもの	3,140	2,897
合計	—	—
うち固定金利		
1年以下	—	—
1年超3年以下	10,274	18,345
3年超5年以下	13,714	13,995
5年超7年以下	8,345	8,672
7年超	45,650	46,903
期間の定めのないもの	6,738	6,069
合計	—	—

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

貸出金の担保別内訳

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	構成比	金額	構成比
有価証券	1,599	0.4%	1,600	0.4%
債権	39,784	10.6	33,778	9.0
商品	—	—	—	—
不動産	150,520	40.1	144,644	38.7
その他	1,320	0.4	2,205	0.6
計	193,225	51.5	182,228	48.7
保証	136,954	36.6	133,466	35.7
信用	44,459	11.9	58,256	15.6
合計	**374,639**	**100.0**	**373,951**	**100.0**
（うち劣後特約付貸出金）	—	—	—	—

支払承諾見返の担保別内訳

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	構成比	金額	構成比
有価証券	—	—%	—	—%
債権	181	7.3	132	9.9
商品	—	—	—	—
不動産	469	18.8	294	22.0
その他	—	—	—	—
計	650	26.1	426	31.9
保証	22	0.9	15	1.1
信用	1,824	73.0	897	67.0
合計	**2,498**	**100.0**	**1,339**	**100.0**

貸出金の業種別内訳

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	構成比	金額	構成比
国内店分（除く特別国際金融取引勘定分）	374,639	100.0%	373,951	100.0%
製造業	43,492	11.6	38,919	10.4
農業	71	0.0	32	0.0
林業	2	0.0	2	0.0
漁業	39	0.0	33	0.0
鉱業	130	0.0	20	0.0
建設業	41,728	11.2	30,171	8.1
電気・ガス・熱供給・水道業	1,463	0.4	1,182	0.3
運輸・通信業	10,819	2.9	9,728	2.6
卸売・小売業・飲食店	48,996	13.1	48,718	13.0
金融・保険業	24,058	6.4	24,638	6.6
不動産業	42,737	11.4	63,184	16.9
サービス業	51,393	13.7	44,949	12.0
地方公共団体	—	—	58	0.1
その他	109,705	29.3	112,314	30.0
海外店分及び特別国際金融取引勘定分	—	—	—	—
合計	**374,639**	**100.0**	**373,951**	**100.0**

貸出金の使途別内訳

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	構成比	金額	構成比
設備資金	156,655	41.8%	155,538	41.6%
運転資金	217,983	58.2	218,413	58.4
合計	**374,639**	**100.0**	**373,951**	**100.0**

□ 中小企業向け貸出金残高

（金額単位　百万円）

	平成13年3月末	平成14年3月末
中小企業等向け貸出金残高	350,782	343,987
総貸出に占める割合	93.63%	91.98%

（注）中小企業とは、資本金3億円（ただし、卸売業は1億円、サービス業は5千万円、小売業・飲食店は5千万円）以下の会社または常用する従業員が300人（ただし、卸売業は100人、サービス業は100人、小売業・飲食店は50人）以下の会社及び個人であります。

□ 特定海外債権残高

該当ありません。

□ 消費者ローン・住宅ローン残高

（金額単位　百万円）

	平成13年3月末	平成14年3月末
個人向けローン	109,975	112,842
消費者ローン	4,705	3,944
住宅ローン	105,270	108,897

□ 貸出金の預金に対する比率

（金額単位　百万円）

		平成13年3月末			平成14年3月末		
		合計	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門
貸出金	(A)	374,639	374,639	—	373,951	373,951	—
預金	(B)	433,284	432,956	327	468,693	468,057	636
預貸率	(A)/(B)	86.46%	86.53%	—	79.78%	79.89%	—
	期中平均	97.60%	97.68%	—	86.52%	86.61%	—

（注）預金には譲渡性預金を含めております。

□ 1店舗当たり貸出金残高

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	店舗数	金額	店舗数
国内店	12,085	31店	11,331	33店
海外店	—	—	—	—
合計	**12,085**	**31**	**11,331**	**33**

（注）店舗数には出張所を含めておりません。

□ 貸倒引当金残高及び期中増減額

（金額単位　百万円）

	平成13年度				
	期首残高	期中増加額	期中減少額		期末残高
			目的使用	その他	
一般貸倒引当金	2,659	2,765	—	2,659	2,765
個別貸倒引当金	2,340	2,177	939	1,400	2,177
合計	**5,000**	**4,943**	**939**	**4,060**	**4,943**

□ 貸出金償却額等

（金額単位　百万円）

	平成13年3月末	平成14年3月末
貸出金償却額①	955	1,468
貸倒引当金繰入額②	—	882
共同債権買取機構への債権売却損③	33	—
整理回収機構への債権売却損④	74	—
債権売却損失引当金繰入額⑤	273	—
貸倒引当金取崩額⑥	1,232	—
貸出債権等処分損⑦	40,354	—
共同債権買取機構確定損等⑧	—	770
合計（①+②+③+④+⑤−⑥+⑦+⑧）	**40,459**	**3,121**

単体リスク管理債権

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	貸出金残高比	金額	貸出金残高比
破綻先債権額	1,575	0.42%	1,450	0.38%
延滞債権額	13,315	3.55	15,218	4.06
3ヵ月以上延滞債権額	86	0.02	288	0.07
貸出条件緩和債権額	3,114	0.83	3,182	0.85
リスク管理債権合計額(A)	18,091	4.82	20,140	5.38
貸出金残高	374,639		373,951	
貸倒引当金(B)	5,000		4,943	
引当率(B)/(A)	27.63%		24.54%	

連結リスク管理債権

（金額単位　百万円）

	平成13年3月末	平成14年3月末
破綻先債権額	1,575	1,450
延滞債権額	13,315	15,218
3ヵ月以上延滞債権額	86	288
貸出条件緩和債権額	3,114	3,182
合計	**18,091**	**20,140**

金融再生法開示債権

（金額単位　百万円）

	平成13年3月末		平成14年3月末	
	金額	総与信比	金額	総与信比
破産更生債権及びこれらに準ずる債権	4,083	1.08%	4,725	1.25%
危険債権	11,047	2.92	12,108	3.22
要管理債権	3,200	0.84	3,470	0.92
開示債権合計(A)	18,331	4.85	20,304	5.40
正常債権	359,561	95.14	355,453	94.59
総与信(開示債権＋正常債権)	377,892	100.00	375,757	100.00
保全額(B)	16,188		18,123	
うち貸倒引当金	2,622		2,437	
うち担保保証等	13,565		15,685	
保全率(B)/(A)	88.31%		89.25%	

証券業務

□ 保有有価証券

期末残高

（金額単位　百万円）

	平成13年3月末				平成14年3月末			
	合計		国内業務部門	国際業務部門	合計		国内業務部門	国際業務部門
	金額	構成比			金額	構成比		
国債	12,857	23.9%	12,857	—	18,086	34.0%	18,086	—
地方債	5,041	9.4	5,041	—	6,930	13.0	6,930	—
社債	27,354	50.7	27,354	—	21,766	40.8	21,766	—
株式	724	1.3	724	—	920	1.7	920	—
その他の証券	7,932	14.7	6,932	1,000	5,587	10.5	4,601	986
うち外国証券	1,000	1.8	—	1,000	986	1.9	—	986
うち外国株式	—	—	—	—	—	—	—	—
合計	**53,909**	**100.0**	**52,909**	**1,000**	**53,291**	**100.0**	**52,305**	**986**

平均残高

（金額単位　百万円）

	平成12年度				平成13年度			
	合計		国内業務部門	国際業務部門	合計		国内業務部門	国際業務部門
	金額	構成比			金額	構成比		
国債	22,326	21.8%	22,326	—	18,318	31.6%	18,318	—
地方債	3,648	3.6	3,648	—	5,177	8.9	5,177	—
社債	30,824	30.2	30,824	—	25,369	43.8	25,369	—
株式	2,013	2.0	2,013	—	729	1.3	729	—
その他の証券	43,413	42.4	42,271	1,141	8,343	14.4	7,343	999
うち外国証券	1,141	1.1	—	1,141	999	1.7	—	999
うち外国株式	—	—	—	—	—	—	—	—
合計	**102,226**	**100.0**	**101,085**	**1,141**	**57,938**	**100.0**	**56,938**	**999**

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

□ 公共債引受額

（金額単位　百万円）

	平成12年度	平成13年度
国債	1,833	1,990
地方債・政保債	833	526
合計	**2,666**	**2,516**

□ 公共債窓口販売の実績

（金額単位　百万円）

	平成12年度	平成13年度
国債	—	15
地方債・政保債	—	—
合計	**—**	**15**

□ 商品有価証券売買高

（金額単位　百万円）

	平成12年度	平成13年度
商品国債	157	—
商品地方債	—	—
商品政府保証債	—	—
合計	**157**	**—**

□ 商品有価証券平均残高

（金額単位　百万円）

	平成12年度	平成13年度
商品国債	—	—
商品地方債	—	—
商品政府保証債	—	—
貸付商品債券	—	—
合計	**—**	**—**

□ 有価証券の預金に対する比率

（金額単位　百万円）

		平成13年3月末			平成14年3月末		
		合計	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門
有価証券	(A)	53,909	52,909	1,000	53,291	52,305	986
預金	(B)	433,284	432,956	327	468,693	468,057	636
預証率	(A)/(B)	12.44%	12.22%	305.11%	11.37%	11.17%	155.06%
	期中平均	23.86%	23.62%	322.29%	13.61%	13.39%	221.77%

（注）預金には譲渡性預金を含めております。

□ 有価証券の残存期間別残高

（金額単位　百万円）

	平成13年3月末			平成14年3月末		
国債						
1年以下	1,051			31		
1年超3年以下	3,059			58		
3年超5年以下	4,331			9,789		
5年超7年以下	2,710			3,382		
7年超10年以下	1,704			4,824		
10年超	—			—		
期間の定めのないもの	—			—		
合計	12,857			18,086		
地方債						
1年以下	0			4		
1年超3年以下	16			61		
3年超5年以下	1,690			853		
5年超7年以下	1,690			131		
7年超10年以下	1,643			5,880		
10年超	—			—		
期間の定めのないもの	—			—		
合計	5,041			6,930		
社債						
1年以下	5,636			5,171		
1年超3年以下	9,469			3,597		
3年超5年以下	2,593			4,761		
5年超7年以下	3,527			1,723		
7年超10年以下	6,128			5,940		
10年超	—			572		
期間の定めのないもの	—			—		
合計	27,354			21,766		
株式						
1年以下	—			—		
1年超3年以下	—			—		
3年超5年以下	—			—		
5年超7年以下	—			—		
7年超10年以下	—			—		
10年超	—			—		
期間の定めのないもの	724			920		
合計	724			920		
その他の証券		うち外国証券	うち外国株式		うち外国証券	うち外国株式
1年以下	195	—	—	—	—	—
1年超3年以下	112	—	—	1,098	986	—
3年超5年以下	1,170	1,000	—	113	—	—
5年超7年以下	139	—	—	51	—	—
7年超10年以下	418	—	—	—	—	—
10年超	—	—	—	—	—	—
期間の定めのないもの	5,896	—	—	4,323	—	—
合計	7,933	1,000	—	5,587	986	—

その他業務

□ 内国為替取扱高

（単位　千口、百万円）

		平成12年度		平成13年度	
		口数	金額	口数	金額
送金為替	各地へ向けた分	640	794,125	659	794,772
	各地より受けた分	884	857,558	914	921,590
代金取立	各地へ向けた分	13	12,919	12	13,571
	各地より受けた分	0	664	0	711

□ 外国為替取扱高

（金額単位　百万ドル）

		平成12年度	平成13年度
仕向為替	売渡為替	36	56
	買入為替	6	18
被仕向為替	支払為替	36	61
	取立為替	7	7
合計		**87**	**143**

□ 外貨建資産残高

（金額単位　百万ドル）

	平成13年3月末	平成14年3月末
外貨建資産残高	3	4

諸比率、その他

利回り・利鞘

（単位　%）

	平成12年度			平成13年度		
	合計	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門
資金運用利回り	2.38	2.37	3.71	2.68	2.67	2.89
資金調達原価	1.94	1.92	4.89	2.17	2.16	4.33
総資金利鞘	0.44	0.45	△1.18	0.51	0.51	△1.44

利益率

（単位　%）

	平成12年度	平成13年度
総資産経常利益率	0.17	0.10
資本経常利益率	3.39	2.06
総資産当期純利益率	—	0.00
資本当期純利益率	—	0.00

（注）1. 平成12年度は、当期損失となった為、当期純利益率を記載しておりません。

2. $総資産経常（当期純）利益率 = \frac{経常（当期純）利益}{総資金（除く支払承諾見返）平均残高} \times 100$

3. $資本経常（当期純）利益率 = \frac{経常（当期純）利益}{資本勘定平均残高} \times 100$

自己資本比率

（参考）
自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき、単体ベースと連結ベースの双方について算出しております。
なお、当行は、国内基準を採用しております。

単体自己資本比率（国内基準）

（金額単位　百万円）

			平成13年3月末	平成14年3月末
基本的項目	資本金		20,831	20,831
	新株式払込金		—	—
	資本準備金		0	0
	利益準備金		—	—
	任意積立金		—	—
	次期繰越利益		0	0
	その他		—	—
	評価差額金		—	△759
	営業権相当額（△）		—	—
	計	(A)	20,831	20,071
補完的項目	再評価額と再評価の直前の帳簿価額の差額の45%		—	—
	一般貸倒引当金		2,659	2,765
	負債性資本調達手段等		—	—
	計		2,659	2,765
	うち自己資本への算入額	(B)	1,614	1,621
控除項目	他の金融機関の資本調達手段の意図的な保有相当額	(C)	—	—
自己資本	(A)+(B)−(C)	(D)	22,445	21,693
リスク・アセット	資産（オン・バランス）項目		255,976	258,246
	オフ・バランス取引項目		2,405	1,247
	計	(E)	258,382	259,494
単体自己資本比率（国内基準）＝(D)/(E)×100			8.68%	8.35%

□ 連結自己資本比率（国内基準）

（金額単位　百万円）

			平成13年3月末	平成14年3月末
基本的項目	資本金		20,831	20,831
	新株式払込金		—	—
	資本準備金		0	0
	連結剰余金		△14	△10
	連結子会社の少数株主持分		—	—
	営業権相当額（△）		—	—
	連結調整勘定相当額（△）		—	—
	評価差額金		—	△759
	計	(A)	20,816	20,060
補完的項目	再評価額と再評価の直前の帳簿価額の差額の45%		—	—
	一般貸倒引当金		2,659	2,765
	負債性資本調達手段等		—	—
	計		2,659	2,765
	うち自己資本への算入額	(B)	1,613	1,621
控除項目	他の金融機関の資本調達手段の意図的な保有相当額	(C)	—	—
自己資本	(A)＋(B)－(C)	(D)	22,429	21,681
リスク・アセット	資産（オン・バランス）項目		255,734	258,121
	オフ・バランス取引項目		2,405	1,247
	計	(E)	258,139	259,369
連結自己資本比率（国内基準）＝(D)／(E)×100			8.68%	8.35%

決算公告（写）

銀行法第52条の28に基づいて、下記の決算公告を新聞紙に掲載しました。なお、同法第52条の29第1項及び第2項の規定により、本決算公告を本誌に掲載しています。

第1期決算公告

平成15年6月28日

東京都千代田区有楽町1丁目1番2号
SMFG
株式会社 三井住友フィナンシャルグループ
取締役社長　西川善文

貸借対照表
（平成15年3月31日現在）

（単位：億円）

科目	金額
（資産の部）	
流動資産	1,061
現金及び預金	647
繰延税金資産	0
未収収益	3
未収還付法人税等	409
その他	0
固定資産	33,062
有形固定資産	0
建物	0
無形固定資産	0
ソフトウェア	0
投資等	33,061
投資有価証券	1,712
子会社株式	30,897
長期貸付金	400
繰延税金資産	52
その他	0
繰延資産	12
創立費	12
資産合計	34,135

科目	金額
（負債の部）	
流動負債	2,574
子会社短期借入金	2,565
未払費用	6
未払法人税等	0
未払事業所税	0
未払消費税等	1
賞与引当金	0
その他	0
負債合計	2,574
（資本の部）	
資本金	12,476
資本剰余金	17,472
資本準備金	17,472
利益剰余金	1,615
利益準備金	4
任意積立金	304
別途積立金	304
当期未処分利益	1,306
（当期利益）	(1,247)
自己株式	△3
資本合計	31,560
負債及び資本合計	34,135

（注）1. 有形固定資産の減価償却累計額　0億円
　2. 1株当たりの当期利益　18,918円33銭
（備考）記載金額は、億円未満を切り捨てて表示しております。

損益計算書
（平成14年12月2日から平成15年3月31日まで）

（単位：億円）

区分	区分	科目	金額
経常損益の部	営業損益の部	営業収益	1,315
		子会社受取配当金	1,282
		子会社受入手数料	31
		貸付金利息	1
		営業費用	9
		販売費及び一般管理費	9
		その他	0
		営業利益	1,305
	営業外損益の部	営業外収益	0
		受取利息	0
		受入手数料	0
		営業外費用	109
		支払利息	1
		創立費償却	3
		新株発行費	99
		支払手数料	0
		その他	3
	経常利益		1,196
税引前当期利益			1,196
法人税、住民税及び事業税			1
法人税等調整額			△52
当期利益			1,247
合併による未処分利益受入額			58
当期未処分利益			1,306

連結貸借対照表
（平成15年3月31日現在）

（単位：億円）

科目	金額
（資産の部）	
現金預け金	34,425
コールローン及び買入手形	1,875
買現先勘定	1,097
債券貸借取引支払保証金	19,812
買入金銭債権	3,639
特定取引資産	44,953
金銭の信託	246
有価証券	241,185
貸出金	610,829
外国為替	7,499
その他資産	32,190
動産不動産	10,079
リース資産	9,963
繰延税金資産	19,561
再評価に係る繰延税金資産	7
連結調整勘定	300
支払承諾見返	30,843
貸倒引当金	△22,435
資産の部合計	1,046,074

科目	金額
（負債の部）	
預金	629,310
譲渡性預金	48,530
コールマネー及び売渡手形	89,530
売現先勘定	41,447
債券貸借取引受入担保金	48,072
コマーシャル・ペーパー	1,878
特定取引負債	28,513
借用金	25,801
外国為替	3,976
社債	35,837
信託勘定借	59
その他負債	25,589
賞与引当金	220
退職給付引当金	1,014
債権売却損失引当金	206
特別法上の引当金	6
繰延税金負債	439
再評価に係る繰延税金負債	587
支払承諾	30,843
負債の部合計	1,011,866
（少数株主持分）	
少数株主持分	9,967
（資本の部）	
資本金	12,476
資本剰余金	8,562
利益剰余金	3,116
土地再評価差額金	1,014
株式等評価差額金	△241
為替換算調整勘定	△535
自己株式	△152
資本の部合計	24,240
負債、少数株主持分及び資本の部合計	1,046,074

連結損益計算書
（平成14年4月1日から平成15年3月31日まで）

（単位：億円）

科目	金額
経常収益	35,063
資金運用収益	18,169
（うち貸出金利息）	(12,620)
（うち有価証券利息配当金）	(2,682)
信託報酬	0
役務取引等収益	4,242
特定取引収益	2,064
その他業務収益	9,469
（うちリース料収入）	(3,923)
その他経常収益	1,117
経常費用	40,221
資金調達費用	4,174
（うち預金利息）	(1,523)
役務取引等費用	713
特定取引費用	7
その他業務費用	7,211
（うち賃貸原価）	(3,446)
営業経費	8,892
その他経常費用	19,222
経常損失	5,157
特別利益	119
特別損失	870
税金等調整前当期純損失	5,909
法人税、住民税及び事業税	660
法人税等調整額	△2,251
少数株主利益	335
当期純損失	4,653

（注）1. 土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法
　2. 貸出金のうち破綻先債権額2,013億円、延滞債権額27,101億円、3ヵ月以上延滞債権額1,303億円及び貸出条件緩和債権額27,287億円並びにその合計額57,707億円
　3. 連結自己資本比率（第一基準）　10.10%
　4. 減価償却累計額　動産不動産:6,301億円、リース資産:14,907億円
　5. 1株当たりの純資産額　106,577円05銭
　6. 1株当たりの当期純損失　84,324円99銭
　7. 担保に供している資産　貸出金、有価証券等合計　228,745億円
（備考）記載金額は億円未満を切り捨てて表示しております。

決算公告（写）

銀行法第20条に基づいて、下記の決算公告を新聞紙に掲載しました。なお、同法第21条第1項及び第2項の規定により、本決算公告を本誌に掲載しています。

第7期決算公告

平成15年6月28日

東京都千代田区有楽町1丁目1番2号
株式会社三井住友銀行
頭取　西川善文

貸借対照表
（平成15年3月31日現在）

（単位：億円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	32,885	預金	586,107
コールローン	997	譲渡性預金	49,135
買現先勘定	786	コールマネー	26,864
債券貸借取引支払保証金	19,812	売現先勘定	41,240
買入金銭債権	924	債券貸借取引受入担保金	47,771
特定取引資産	39,503	売渡手形	62,033
金銭の信託	246	コマーシャル・ペーパー	505
有価証券	236,563	特定取引負債	24,256
貸出金	572,823	借用金	27,951
外国為替	7,247	外国為替	3,927
その他資産	18,484	社債	26,240
動産不動産	7,073	信託勘定借	59
繰延税金資産	18,146	その他負債	14,284
支払承諾見返	44,162	賞与引当金	98
貸倒引当金	△20,747	退職給付引当金	728
		債権売却損失引当金	171
		特別法上の引当金	0
		金融先物取引責任準備金	0
		再評価に係る繰延税金負債	579
		支払承諾	44,162
		負債の部合計	956,119
		（資本の部）	
		資本金	5,599
		資本剰余金	12,373
		資本準備金	8,796
		利益剰余金	4,145
		当期利益	1,830
		土地再評価差額金	852
		株式等評価差額金	△178
		資本の部合計	22,792
資産の部合計	978,911	負債及び資本の部合計	978,911

（注）1. 土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法
2. 貸出金のうち破綻先債権額1,724億円、延滞債権額23,901億円、3ヵ月以上延滞債権額1,147億円及び貸出条件緩和債権額24,921億円並びにその合計額51,695億円
3. 単体自己資本比率（国際統一基準）　10.49%
4. 動産不動産の減価償却累計額　4,972億円
5. 1株当たりの当期利益　68,437円74銭
6. 商法旧第290条第1項第6号に規定されている時価を付したことにより増加した純資産額　1,247億円
7. 担保に供している資産　貸出金、有価証券等合計　227,435億円
（備考）記載金額は億円未満を切り捨てて表示しております。

損益計算書
（平成14年4月1日から平成15年3月31日まで）

（単位：億円）

科目	金額
経常収益	1,462
資金運用収益	829
（うち貸出金利息）	(341)
（うち有価証券利息配当金）	(400)
信託報酬	0
役務取引等収益	317
特定取引収益	117
その他業務収益	147
その他経常収益	51
経常費用	774
資金調達費用	161
（うち預金利息）	(61)
役務取引等費用	83
特定取引費用	1
その他業務費用	51
営業経費	365
その他経常費用	112
経常利益	687
特別利益	400
特別損失	26
税引前当期利益	1,061
法人税、住民税及び事業税	9
法人税等調整額	△778
当期利益	1,830
前期繰越利益	0
合併による未処分利益受入額	3
土地再評価差額金取崩額	95
当期未処分利益	1,929

信託財産残高表
（平成15年3月31日現在）　（単位：億円）

資産	金額	負債	金額
貸出金	350	金銭信託	350
金銭債権	1,259	金銭債権の信託	1,129
銀行勘定貸	59	包括信託	189
合計	1,669	合計	1,669

（注）1. 共同信託他社管理財産はありません。
2. 元本補てん契約のある信託については取り扱っておりません。
（備考）記載金額は億円未満を切り捨てて表示しております。

連結貸借対照表
（平成15年3月31日現在）

（単位：億円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	34,372	預金	629,960
コールローン及び買入手形	1,875	譲渡性預金	48,890
買現先勘定	1,097	コールマネー及び売渡手形	89,530
債券貸借取引支払保証金	19,812	売現先勘定	41,447
買入金銭債権	3,639	債券貸借取引受入担保金	48,072
特定取引資産	44,953	コマーシャル・ペーパー	505
金銭の信託	246	特定取引負債	28,513
有価証券	239,585	借用金	14,270
貸出金	612,196	外国為替	3,976
外国為替	7,499	社債	34,411
その他資産	21,578	信託勘定借	59
動産不動産	9,200	その他負債	19,520
リース資産	261	賞与引当金	161
繰延税金資産	18,853	退職給付引当金	928
再評価に係る繰延税金資産	7	債権売却損失引当金	206
支払承諾見返	30,784	特別法上の引当金	6
貸倒引当金	△22,018	繰延税金負債	437
		再評価に係る繰延税金負債	587
		支払承諾	30,784
		負債の部合計	992,269
		（少数株主持分）	
		少数株主持分	10,251
		（資本の部）	
		資本金	5,599
		資本剰余金	12,985
		利益剰余金	2,586
		土地再評価差額金	1,013
		株式等評価差額金	△215
		為替換算調整勘定	△544
		資本の部合計	21,425
資産の部合計	1,023,946	負債、少数株主持分及び資本の部合計	1,023,946

（注）1. 土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法
2. 貸出金のうち破綻先債権額1,997億円、延滞債権額26,656億円、3ヵ月以上延滞債権額1,284億円及び貸出条件緩和債権額26,891億円並びにその合計額56,831億円
3. 連結自己資本比率（国際統一基準）　10.38%
4. 減価償却累計額　動産不動産5,725億円、リース資産:285億円
5. 1株当たりの純資産額　15,353円34銭
6. 1株当たりの当期純損失　10,429円30銭
7. 担保に供している資産　貸出金、有価証券等合計　228,650億円
（備考）記載金額は億円未満を切り捨てて表示しております。

連結損益計算書
（平成14年4月1日から平成15年3月31日まで）

（単位：億円）

科目	金額
経常収益	35,499
資金運用収益	18,175
（うち貸出金利息）	(12,621)
（うち有価証券利息配当金）	(2,688)
信託報酬	0
役務取引等収益	4,242
特定取引収益	2,064
その他業務収益	9,470
（うちリース料収入）	(3,924)
その他経常収益	1,546
経常費用	40,174
資金調達費用	4,174
（うち預金利息）	(1,523)
役務取引等費用	742
特定取引費用	7
その他業務費用	7,211
（うち賃貸原価）	(3,446)
営業経費	8,884
その他経常費用	19,154
経常損失	4,675
特別利益	119
特別損失	870
税金等調整前当期純損失	5,426
法人税、住民税及び事業税	659
法人税等調整額	△2,162
少数株主利益	370
当期純損失	4,293

開示項目一覧

銀行法施行規則第34条の26	三井住友フィナンシャルグループ
銀行持株会社の概況及び組織に関する次に掲げる事項	
1. 経営の組織（銀行持株会社の子会社等（法第52条の25に規定する子会社等（法第52条の13第1項前段に規定する説明書類の内容に重要な影響を与えない子会社等を除く）以下この項において同じ）の経営管理に係る体制を含む）	48～49
2. 資本金及び発行済株式の総数	108
3. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	111～112
② 各株主の持株数	111～112
③ 発行済株式の総数に占める各株主の持株数の割合	111～112
4. 取締役及び監査役（委員会等設置会社にあつては、取締役及び執行役）の氏名及び役職名	49
銀行持株会社及びその子会社等の概況に関する次に掲げる事項	
5. 銀行持株会社及びその子会社等の主要な事業の内容及び組織の構成	48～50、52～56、70
6. 銀行持株会社の子会社等に関する次に掲げる事項	
① 名称	54～56
② 主たる営業所又は事務所の所在地	54～56
③ 資本金又は出資金	54～56
④ 事業の内容	54～56
⑤ 設立年月日	54～56
⑥ 銀行持株会社が保有する子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合	54～56
⑦ 銀行持株会社の1.の子会社等以外の子会社等が保有する当該1.の子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合	54～56
銀行持株会社及びその子会社等の主要な業務に関する次に掲げる事項	
7. 直近の営業年度における営業の概況	72～73
8. 直近の5連結会計年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	11
② 経常利益又は経常損失	11
③ 当期純利益又は当期純損失	11
④ 純資産額	11
⑤ 総資産額	11
⑥ 連結自己資本比率	11
銀行持株会社及びその子会社等の直近の2連結会計年度における財産の状況に関する次に掲げる事項	
9. 連結貸借対照表、連結損益計算書及び連結剰余金計算書	79～81
10. 貸出金のうち次に掲げるものの額及びその合計額	
① 破綻先債権に該当する貸出金	18、104
② 延滞債権に該当する貸出金	18、104
③ 3カ月以上延滞債権に該当する貸出金	18、104
④ 貸出条件緩和債権に該当する貸出金	18、104
11. 自己資本（基本的項目に係る細目を含む）の充実の状況	105～107
12. 銀行持株会社及びその子法人等（令第4条の2第2項に規定する子法人等）が2以上の異なる種類の事業を営んでいる場合の事業の種類ごとの区分に従い、当該区分に属する経常収益の額、経常利益又は経常損失の額及び資産の額として算出したもの（各経常収益等の額の総額に占める割合が少ない場合を除く）	95
13. 銀行持株会社が連結貸借対照表、連結損益計算書及び連結剰余金計算書について証券取引法第193条の2の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨	79
14. 連結自己資本比率の算定に関する外部監査を受けている場合にはその旨	105

銀行法第52条の29	三井住友フィナンシャルグループ
1. 営業年度ごとに同法第52条の28に基づく貸借対照表及び損益計算書を作成し、公告したものを当該銀行持株会社の子会社である銀行の営業所に備え置き、公衆の縦覧に供する	195

銀行法施行規則第19条の2（単体）	三井住友銀行
銀行の概況及び組織に関する次に掲げる事項	
1. 経営の組織	52～53
2. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	175
② 各株主の持株数	175
③ 発行済株式の総数に占める各株主の持株数の割合	175
3. 取締役及び監査役（委員会等設置会社にあつては、取締役及び執行役）の氏名及び役職名	51
4. 営業所の名称及び所在地	57～69
銀行の主要な業務の内容	
5. 銀行の主要な業務の内容（信託業務・併営業務を含む）	4、70
銀行の主要な業務に関する事項として次に掲げるもの	
6. 直近の営業年度における営業の概況	4、8～10、34～43、74～76
7. 直近の5営業年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	13
② 経常利益又は経常損失	13
③ 当期利益又は当期損失	13
④ 資本金及び発行済株式の総数	13
⑤ 純資産額	13
⑥ 総資産額	13
⑦ 預金残高	13
⑧ 貸出金残高	13
⑨ 有価証券残高	13
⑩ 単体自己資本比率（法第14条の2第1号に規定する基準に係る算式により得られる比率）	13
⑪ 配当性向	13
⑫ 従業員数	13
8. 直近の2営業年度における業務粗利益及び業務粗利益率	158
9. 直近の2営業年度における国内業務部門並びに国際業務部門の区分ごとの	
① 資金運用収支	158
② 役務取引等収支	158
③ 特定取引収支	158
④ その他業務収支	158
10. 直近の2営業年度における国内業務部門並びに国際業務部門の区分ごとの資金運用勘定並びに資金調達勘定	
① 平均残高	158～159
② 利息	158～159
③ 利回り	158～159
④ 資金利ざや	173
11. 直近の2営業年度における国内業務部門並びに国際業務部門の区分ごとの受取利息及び支払利息の増減	160
12. 直近の2営業年度における総資産経常利益率及び資本経常利益率	173
13. 直近の2営業年度における総資産当期純利益率及び資本当期純利益率	173
14. 直近の2営業年度における国内業務部門及び国際業務部門の区分ごとの流動性預金、定期性預金、譲渡性預金その他の預金の平均残高	162
15. 直近の2営業年度における固定自由金利定期預金、変動自由金利定期預金及びその他の区分ごとの定期預金の残存期間別の残高	163
16. 直近の2営業年度における国内業務部門並びに国際業務部門の区分ごとの手形貸付、証書貸付、当座貸越及び割引手形の平均残高	164
17. 直近の2営業年度における固定金利及び変動金利の区分ごとの貸出金の残存期間別の残高	165
18. 直近の2営業年度における担保の種類別（有価証券、債権、商品、不動産、保証及び信用の区分）の貸出金残高及び支払承諾見返額	164、178
19. 直近の2営業年度における使途別（設備資金及び運転資金の区分）の貸出金残高	164
20. 直近の2営業年度における業種別の貸出金残高及び貸出金の総額に占める割合	165～166
21. 直近の2営業年度における中小企業等に対する貸出金残高及び貸出金の総額に占める割合	167
22. 直近の2営業年度における特定海外債権残高の5パーセント以上を占める国別の残高	168
23. 直近の2営業年度における国内業務部門並びに国際業務部門の区分ごとの預貸率の期末値及び期中平均値	173
24. 直近の2営業年度における有価証券の種類別（国債、地方債、社債、株式、外国債券及び外国株式その他の証券並びに貸付有価証券の区分）の残存期間別の残高	170

25. 直近の２営業年度における国内業務部門及び国際業務部門の区分ごとの有価証券の種類別（国債、地方債、社債、株式、外国債券及び外国株式その他の証券の区分）の平均残高　169
26. 直近の２営業年度における国内業務部門並びに国際業務部門の区分ごとの預証率の期末値及び期中平均値　173

銀行の業務の運営に関する次に掲げる事項

27. リスク管理の体制　25～32
28. 法令遵守の体制　23～24

直近の２営業年度における財産の状況に関する次に掲げる事項

29. 直近の２営業年度における貸借対照表、損益計算書及び利益処分計算書又は損失処理計算書　137～141
30. 直近の２営業年度における貸出金のうち次に掲げるものの額及びその合計額
　① 破綻先債権に該当する貸出金　18、168
　② 延滞債権に該当する貸出金　18、168
　③ ３カ月以上延滞債権に該当する貸出金　18、168
　④ 貸出条件緩和債権に該当する貸出金　18、168
31. 直近の２営業年度における自己資本（基本的項目に係る細目を含む）の充実の状況　172
32. 直近の２営業年度における有価証券に関する次に掲げる事項
　① 取得価額又は契約価額　146～147
　② 時価　146～147
　③ 評価損益　146～147
33. 直近の２営業年度における金銭の信託に関する次に掲げる事項
　① 取得価額又は契約価額　148
　② 時価　148
　③ 評価損益　148
34. 直近の２営業年度における第１３条の３第１項第５号に掲げる取引に関する次に掲げる事項
　① 取得価額又は契約価額　149～151
　② 時価　149～151
　③ 評価損益　149～151
35. 直近の２営業年度における貸倒引当金の期末残高及び期中の増減額　167
36. 直近の２営業年度における貸出金償却の額　168
37. 直近の２営業年度における貸借対照表及び損益計算書について商法特例法による会計監査人の監査を受けている場合にはその旨　137
38. 直近の２営業年度における貸借対照表、損益計算書及び利益処分計算書又は損失処理計算書について証券取引法第193条の２の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨　137
39. 単体自己資本比率の算定に関する外部監査を受けている場合にはその旨　172

銀行法第21条の1（単体）　**三井住友銀行**

1. 営業年度ごとに同法第20条に基づく貸借対照表及び損益計算書を作成し、公告したものを当該銀行の営業所に備え置き、公衆の縦覧に供する　196

金融機能の再生のための緊急措置に関する法律施行規則第４条（単体・資産の査定の基準）　**三井住友銀行**

1. 破産更生債権及びこれらに準ずる債権　17～19、168
2. 危険債権　17～19、168
3. 要管理債権　17～19、168
4. 正常債権　17～19、168

銀行法施行規則第19条の3（連結）　**三井住友銀行**

銀行及びその子会社等の概況に関する次に掲げる事項

1. 銀行及びその子会社等の主要な事業の内容及び組織の構成　50、70
2. 銀行の子会社等に関する次に掲げる事項
　① 名称　54～56
　② 主たる営業所又は事務所の所在地　54～56
　③ 資本金又は出資金　54～56
　④ 事業の内容　54～56
　⑤ 設立年月日　54～56
　⑥ 銀行が保有する子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合　54～56
　⑦ 銀行の１.の子会社等以外の子会社等が保有する当該１.の子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合　54～56

銀行及びその子会社等の主要な業務に関する事項として次に掲げるもの

3. 直近の営業年度における営業の概況	4、8～10、34～43
4. 直近の5連結会計年度（連結財務諸表の作成に係る期間）における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	12
② 経常利益又は経常損失	12
③ 当期純利益又は当期純損失	12
④ 純資産額	12
⑤ 総資産額	12
⑥ 連結自己資本比率	12

銀行及びその子会社等の直近の2連結会計年度における財産の状況に関する次に掲げる事項

5. 直近の2連結会計年度における銀行及びその子会社等の連結貸借対照表、連結損益計算書及び連結剰余金計算書	113～116
6. 直近の2連結会計年度における銀行及びその子会社等の貸出金のうち次に掲げるものの額及びその合計額	
① 破綻先債権に該当する貸出金	168
② 延滞債権に該当する貸出金	168
③ 3カ月以上延滞債権に該当する貸出金	168
④ 貸出条件緩和債権に該当する貸出金	168
7. 自己資本（基本的項目に係る細目を含む）の充実の状況	171
8. 直近の2連結会計年度における銀行及びその子会社等が2以上の異なる種類の事業を営んでいる場合の事業の種類ごとの区分に従い、当該区分に属する経常収益の額、経常利益又は経常損失の額及び資産の額として算出したもの	135～136
9. 直近の2連結会計年度における連結貸借対照表、連結損益計算書及び連結剰余金計算書について証券取引法の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨	113
10. 連結自己資本比率の算定に関する外部監査を受けている場合にはその旨	171

銀行法第21条の2（連結）	**三井住友銀行**
1. 銀行が子会社等を有する場合には、営業年度ごとに、当該銀行及び当該子会社等につき同法第20条に基づく連結貸借対照表及び連結損益計算書を作成し、公告したものを当該銀行の営業所に備え置き、公衆の縦覧に供する	196

金融機関の信託業務の兼営等に関する法律施行規則第11条の2	**三井住友銀行**
1. 信託業務の内容	4、70
2. 直近の5営業年度における信託業務の状況を示す指標として次に掲げる事項	
① 信託報酬	13
② 信託勘定貸出金残高	13
③ 信託勘定有価証券残高	13
④ 信託財産額	13
3. 直近の2営業年度における信託業務に係る業務及び財産の状況を示す指標として次に掲げる事項	
① 信託財産残高表（注記事項を含む）	179
② 金銭信託、年金信託、財産形成給付信託及び貸付信託（以下「金銭信託等」という）の期末受託残高	179
③ 元本補てん契約のある信託（信託財産の運用のため再信託された信託を含む）の種類別の期末受託残高	179
④ 元本補てん契約のある信託（信託財産の運用のため再信託された信託を含む）に係る貸出金のうち破綻先債権、延滞債権、3カ月以上延滞債権及び貸出条件緩和債権に該当するものの額並びにその合計額	179
⑤ 信託期間別の金銭信託及び貸付信託の元本残高	179
⑥ 金銭信託等の種類別の貸出金及び有価証券の区分ごとの期末運用残高	179
⑦ 金銭信託等に係る貸出金の科目別（証書貸付、手形貸付及び割引手形の区分）の期末残高	180
⑧ 金銭信託等に係る貸出金の契約期間別の期末残高	180
⑨ 担保の種類別（有価証券、債権、商品、不動産、保証及び信用の区分）の金銭信託等に係る貸出金残高	180
⑩ 使途別（設備資金及び運転資金の区分）の金銭信託等に係る貸出金残高	180
⑪ 業種別の金銭信託等に係る貸出金残高及び貸出金の総額に占める割合	180
⑫ 中小企業等に対する金銭信託等に係る貸出金残高及び貸出金の総額に占める割合	180
⑬ 金銭信託等に係る有価証券の種類別（国債、地方債、社債、株式その他の証券の区分）の期末残高	180

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